Form 20-F
period 2002-12-31
HANARO TELECOM INC
filed 2003-06-06
CIK 1108838

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number

Hanaro Tongshin Chushik Hoesa

(Exact Name of Registrant as Specified in Its Charter)

Hanaro Telecom, Inc.

(Translation of Registrant’s Name Into English)

The Republic of Korea
(Jurisdiction of Incorporation or Organization)

Kukje Electronics Center Bldg., 23rd Floor
Seocho-dong 1445-3
Seocho-gu
Seoul, Korea 137-728
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, par value Won 5,000 per share	The Korea Securities Dealers Association Automated Quotation Market

American Depositary Shares, evidenced by American Depositary Receipts, each representing one (1) Common Share	The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002:

Common Stock, par value Won 5,000 per share	279,322,680 Common Shares (including 1,056,699 Common Shares represented by American Depositary Shares)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark which financial statement item the registrant has selected to follow.
Item 17 [   ] Item 18 [X]

Currency Translation
Forward-Looking Statements
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURE
EXHIBITS INDEX
EX-4.28 AGREEMENT FOR OUTSOURCING
EX-4.29 AGREEMENT FOR OUTSOURCING
EX-4.30 REAL ESTATE COLLATERAL TRUST AGREEMENT
EX-4.31 LOAN TRANSACTION AGREEMENT
EX-8.1 LIST OF HANARO TELECOM'S SIGNIFICANT SUBSID
EX-12(A).1 CERTIFICATION OF CHIEF EXECUTIVE
EX-12(A).2 CERTIFICATION OF CHIEF FINANCIAL
EX-12(A).9 LICENSE FOR FACILITIES
EX-4.28 AGREEMENT FOR OUTSOURCING
EX-4.29 AGREEMENT FOR OUTSOURCING
EX-4.30 REAL ESTATE COLLATERAL TRUST AGREEMENT
EX-4.31 LOAN TRANSACTION AGREEMENT
EX-8.1 LIST OF HANARO TELECOM'S SIGNIFICANT SUBSID
EX-12(A).1 CERTIFICATION OF CHIEF EXECUTIVE
EX-12(A).2 CERTIFICATION OF CHIEF FINANCIAL
EX-12(A).9 LICENSE FOR FACILITIES

Currency Translation

     We publish our financial statements in Korean Won. In this annual report, references to “Korean Won”, “Won” or “W” are to the currency of Korea, and references to “U.S. dollars”, “U.S.$” or “$” are to the currency of the United States. This annual report contains translations of Korean Won amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at U.S.$1.00=Won 1,186.30, which was the noon buying rate in The City of New York for cable transfers in Korean Won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. On May 30, 2002, the noon buying rate was U.S.$1.00=Won 1,210.00. You should not construe these translations as representations that the Korean Won amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

Forward-Looking Statements

     This annual report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “project”, “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of our network coverage and increases in the number of subscribers to our services. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. The uncertainties in this regard include, but are not limited to, those identified in the risk factors set forth in “Item 3—Key Information—Risk Factors”. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

References

     All references to Korea herein are references to The Republic of Korea. All references to “Hanaro Telecom”, “we”, “us” or “our” herein are references to Hanaro Telecom, Inc.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

3.A	SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Hanaro Telecom should be read in conjunction with the audited consolidated balance sheets as of December 31, 2001 and 2002, and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2000, 2001 and 2002, and the notes to the consolidated financial statements, and with “Item 5—Operating and Financial Review and Prospects”, included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 1998 and 1999 and for the fiscal years ended December 31, 1998 and 1999 were audited by PricewaterhouseCoopers, independent accountants. Our consolidated financial statements as of December 31, 2000, 2001 and 2002 and for the fiscal years ended December 31, 2000, 2001 and 2002 were audited by Anjin & Co., a member firm of Deloitte Touche Tohmatsu, independent accountants, formerly, a member firm of Andersen Worldwide SC. We commenced providing telecommunications services on April 1, 1999.

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in significant respects from U.S. GAAP. See Note 26 to our consolidated financial statements.

	Year ended December 31,
	1998		1999		2000		2001		2002		2002

	(millions of Won, except number of shares and per share data)										(thousands of
											U.S.$ except
											number of
											shares and per
											share data)
Statements of Operations Data:
Korean GAAP:
Revenues	W	238	W	23,482	W	342,804	W	830,721	W	1,417,854	$1,195,190
Voice revenue(1)		—		4,540		34,089		114,529		210,664	177,581
Leased line revenue(2)		59		1,766		8,767		17,706		111,813	94,253
Broadband revenue(3)		33		16,520		284,159		641,544		969,635	817,361
Other		146		656		15,789		56,942		125,742	105,995
Operating expenses		61,534		163,739		647,415		1,001,335		1,396,426	1,177,127
Operating income (loss)		(61,296)		(140,257)		(304,611)		(170,614)		21,428	18,063
Non-operating income (expenses), net		98,957		63,410		(2,476)		(78,194)		(149,106)	(125,690)

Income (loss) before income tax		37,661		(76,847)		(307,087)		(248,808)		(127,678)	(107,627)
Income tax (expense) benefit		(10,502)		5,568		(57)		(35)		(1,083)	(913)
Minority interest loss		—		—		1,974		2,941		3,736	3,149

	Year ended December 31,
	1998	1999	2000	2001	2002	2002

	(millions of Won, except number of shares and per share data)					(thousands of
						U.S.$ except
						number of
						shares and per
						share data)
Net income (loss)	27,159	(71,279)	(305,170)	(245,902)	(125,025)	(105,391)
Weighted average number of shares outstanding (in thousands) – Basic	149,947	206,868	257,836	264,000	275,849	275,849
Weighted average number of shares outstanding (in thousands) – Diluted	149,947	206,868	257,836	264,000	275,849	275,849
Basic and diluted earnings (loss) per share of common share and ADS(4)	181	(345)	(1,184)	(931)	(453)	(0.38)
U.S. GAAP:
Net income (loss)	21,149	(70,607)	(298,351)	(244,447)	(162,525)	(137,002)
Basic and diluted earnings (loss) per share of common share and ADS(4)	141	(341)	(1,157)	(926)	(582)	(0.49)

	As of December 31,										As of December
	1998		1999		2000		2001		2002		31, 2002

											(thousands of
	(millions of Won)										U.S.$)
Balance Sheet Data:
Korean GAAP:
Working capital(5)	W	633,766	W	717,778	W	(40,488)	W	(303,936)	W	(856,948)	$(722,371)
Property and equipment, net		331,620		832,452		2,438,865		3,146,589		3,134,314	2,642,092
Total assets		1,142,983		1,892,043		3,351,246		4,104,265		4,104,785	3,460,158
Net assets		983,705		1,571,759		1,667,078		1,568,392		1,515,498	1,277,500
Long-term debt(6)		225		40,098		1,008,401		1,896,839		2,128,703	1,794,405
Capital stock		920,061		1,200,000		1,320,000		1,320,000		1,396,613	1,177,285
Total shareholders’ equity		983,705		1,571,759		1,667,078		1,568,392		1,515,498	1,277,500
Dividends declared		—		—		—		—		—	—
U.S. GAAP:
Property and equipment, net		331,620		832,452		2,438,865		2,727,091		2,703,850	2,279,230
Total assets		1,171,650		1,911,765		3,384,218		3,672,451		3,678,342	3,100,684
Total shareholders’ equity		1,001,947		1,582,647		1,681,712		1,476,683		1,399,589	1,179,793

(1)	Consists of revenues derived from services provided to fixed line customers.

(2)	Consists of revenues derived from services that give the subscriber the right to use a private line exclusively.

(3)	Consists of revenues derived from high-speed data transmission services and internet access services.

(4)	Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding.

(5)	Working capital means current assets minus current liabilities.

(6)	Long-term debt includes long-term debt in local and foreign currencies, debentures, long-term obligations under capital leases and advances received from the transfer of beneficiary certificates in exchange for future trade receivables.

	As of
	April 30	Dec 31	Dec 31,	Dec 31,	Dec 31,	April 30,
	(1999)		2000	2001	2002	2003

Other Data:
Residential subscribers	5,712	159,690	1,274,327	2,391,791	3,534,183	3,660,698
Corporate subscribers	2,806	35,231	208,682	355,977	283,195	312,618
Corporate leased lines(1)	1	534	1,488	3,216	6,709	7,051
Employees	644	889	1,501	1,519	1,576	1,581

	As of
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	April 30,
	1998	1999	2000	2001	2002	2003

Network route kilometers—owned(2)	946	3,020	6,419	8,804	12,425	12,790
Network route kilometers—leased(3)	173	656	2,887	2,991	5,487	6,700
Office buildings connected with fiber optic lines	—	734	1,304	1,608	2,978	3,266
Apartment complexes connected with fiber optic lines	—	1,404	3,827	4,972	6,470	6,599
Switches installed (voice)	17	19	32	37	38	38
Switches Installed (data)(4)	8	30	143	156	161/140	161/143

(1)	The 6,709 leased lines in service as of December 31, 2002 included 4,033 individual Internet dedicated lines connected to corporate subscribers and 2,641 individual traditional leased lines connected to corporate subscribers. The 7,051 leased lines in service as of April 30, 2003 included 3,919 individual Internet dedicated lines connected to corporate subscribers and 3,073 individual traditional leased lines connected to corporate subscribers.

(2)	Includes owned fiber optic lines within cities we service, including fiber optic last mile connections.

(3)	Includes leased fiber optic lines within cities we service, including portions of our backbone, but does not include inter-city connections.

(4)	The data as of December 31, 2002 and April 30, 2003, represents the number of ATM/routers installed.

Exchange Rate Information

     The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate for Korean Won announced by the Federal Reserve Bank of New York, expressed in Korean Won per U.S.$1.00. We do not intend to imply that the Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

	At End		Average
Year Ended December 31,	of Period		Rate(1)		High		Low

	(Won per U.S.$1.00)
1998	W	1,206.0	W	1,404.7	W	1,812.0	W	1,196.0
1999		1,136.0		1,187.7		1,241.8		1,124.5
2000		1,267.0		1,140.0		1,267.0		1,105.5
2001		1,313.5		1,293.4		1,369.0		1,234.0
2002		1,186.3		1,242.0		1,332.0		1,160.6
2003 (through May 30)		1,210.0		1,207.2		1,262.0		1,164.6

	At End
Month Ending	of Period		High		Low

	(Won per U.S.$1.00)
December 31, 2002	W	1,186.3	W	1,221.0	W	1,186.3
January 31, 2003		1,165.0		1,197.3		1,164.6
February 28, 2003		1,193.7		1,206.0		1,173.0
March 31, 2003		1,252.0		1,260.0		1,184.6
April 30, 2003		1,215.5		1,262.0		1,204.0
May 30, 2003		1,210.0		1,217.0		1,192.0

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

3.B	CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

3.C	REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

3.D      RISK FACTORS

     Our business, financial condition or results of operations are subject to various changing competitive, economic, political and social conditions, including the following factors. You should pay particular attention to the fact that we are a Korean company and are governed by a legal and regulatory environment which in some respects may differ from that which prevails in other countries.

Risks Related to Our Company

We had experienced continuing operating losses and may have future losses.

     We incurred substantial operating losses in each year since our incorporation until the year ended December 31, 2001. For the years ended December 31, 2000 and 2001, we had operating losses of Won 304.6 billion (U.S.$256.8 million) and Won 170.6 billion (U.S.$143.8 million), respectively. These operating income result from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. For the year ended December 31, 2002, we recorded operating income of Won 21,428 million (US$18.1 million). We expect that, as we increase the number of our subscribers, our operating income will increase. However, we cannot assure you that we will achieve, sustain or increase operating income in the future. See “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements for a discussion of our past operating performance.

Because currently available funds and cash flow from operations are not likely to be sufficient to fund our operations or sustain our debt service and debt repayment obligations, we will need to refinance certain indebtedness and are likely to require additional capital which may not be available on acceptable terms or at all.

     Since we commenced our commercial operations on April 1, 1999, we have been unable to generate sufficient cash flow from operations to meet our operating needs and have principally relied on equity and debt financings to fund our operations. In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we need to incur additional capital expenditures on enhancing our networks and expanding our subscriber base. As a result of the rapid expansion of our business and the continued operating losses since our incorporation, we have now and will continue to have significant debt and debt service and repayment obligations. As of March 31, 2003, on a non-consolidated basis, we had Won 967 billion of long-term liabilities (excluding current maturities) and Won 1,272 billion of current liabilities (including the current portion of long-term debt).

     We also currently anticipate making capital expenditures of approximately Won 219 billion during the second half of 2003 and Won 290 billion during 2004. Our debt service and debt repayment requirements relating to our outstanding indebtedness, on a non-consolidated basis, are approximately Won 357 billion in the second half of 2003 and Won 545 billion in 2004. Our actual future financing requirements will depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. In addition, we may need to raise additional funds to acquire complementary businesses, develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures or technological or marketing hurdles. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a more detailed discussion of our historical and planned capital expenditures.

     We plan to meet our currently anticipated debt repayment, capital expenditure and debt service requirements and accounts payable in 2003 and 2004 through long-term borrowings, the proceeds of equity and corporate bond offerings and vendor financing. Our ability to obtain such financing will be dependant on our future performance and market conditions, among other factors. We cannot assure you that long-term borrowings, vendor financing, or any alternative financing will be available on favorable terms, or at all. If we are unable to obtain sufficient new debt or equity financing, we may default on our debt service and debt repayment obligations. In order to avoid defaulting on our indebtedness, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, there is no assurance that any refinancings will be effected on satisfactory terms.

Prices for communications services may fall and adversely affect our revenues per subscriber.

     We currently derive substantially all of our revenues from monthly subscription fees for our high-speed Internet access services. The prices of communications services and products in general have fallen historically, and may continue to fall. We may be required to reduce prices for our high-speed Internet access services to respond to competition and look for additional revenue sources. The failure to achieve and sustain adequate pricing levels or to replace lost revenues from falling subscription fees with other revenue sources would have a material adverse effect on our revenues per subscriber, the overall profitability of our business and our financial condition.

Certain existing shareholders are, or are affiliated with, entities that compete with, or may compete in the future with, our company.

     Our current largest shareholders include Dacom Corporation and its affiliates, Samsung Electronics and its affiliate, SK Telecom and its affiliates and Daewoo Securities. Many of our shareholders compete, directly or indirectly, with our service offerings. Dacom provides high-speed Internet access in limited areas in Korea and Dacom and Samsung Networks, Inc., an affiliate of Samsung, operate ISPs in Korea, which compete with HanaroDream Corp., an entity established in April 2002 by Dreamline Corporation, our subsidiary, to provide our portal services. Dacom, SK Telecom and UDS are currently developing or providing multimedia products comparable to those available on HanaroDream. SK Global Co., Ltd. and Dacom are engaged in the leased line business. In addition, some of our major shareholders belong to conglomerates or “chaebol” that dominate the Korean economy across multiple industries. We therefore expect our largest shareholders or their affiliates to engage in businesses that compete with our products and services.

     We have several interconnection and office space lease agreements with our shareholders and their affiliates. The conflicts of interest that currently exist or may arise in the future through competition in our business markets may impair or affect our relationship with our alliance shareholders.

Disruption in relations with vendors, suppliers, Powercomm, KEPCO, cable network operators or system operators could materially affect our ability to provide services.

     We are dependent on third party suppliers of hardware components and software to build and operate our network. Although we attempt to maintain a minimum of two vendors for each required product, some components used by us in providing our communications services may not be compatible with the products of certain vendors. A failure by a supplier to deliver compatible products on a timely basis, or our inability to develop alternative sources at a reasonable cost, could result in delays, increased costs and subscriber cancellations which could have a material adverse effect on us.

     As of April 30, 2003, approximately 47.3% of our hybrid fiber coaxial (HFC) subscribers currently use the cable lines for HFC access services from Powercomm Co., Ltd., a subsidiary of Dacom, on a non-exclusive basis. The CATV access network lease agreement with Powercomm expires in May 2005. The term is automatically renewable for another three years unless a party gives notice of non-renewal at least three months prior to expiration. However, Powercomm has the right to terminate the lease agreement if it discontinues its cable network business. We believe that our ability to provide services through Powercomm’s cable lines enhances our profitability and revenues per subscriber. We also lease from KEPCO ancillary facilities such as electric poles and conduit ducts for use in building our own local fiber optic network and our own HFC networks. Our agreement with KEPCO to lease its ancillary facilities allows us to expand our network coverage at a lower cost. Accordingly, the termination of the lease agreements could have a material adverse effect on our operations. Furthermore, failure by Powercomm to properly maintain its network or KEPCO to properly maintain its ancillary facilities could result in service disruptions or reduced data transmission quality.

     In order to secure access to last-mile connections in our subscriber areas that are not covered by our network, which areas consist primarily of small apartment buildings and single-family residences, we have entered into lease or affiliation agreements with cable network operators and system operators. Our competitors are also trying to establish relationships with cable network operators and system operators. We cannot assure you that we will be able to maintain our relationships with these operators. If we fail to maintain our relationships with these operators, we may be unable to provide our services in areas covered by such operators or may be required to make significant capital expenditures to build our own last-mile connections in those areas.

We outsource a significant portion of our sales force needs. Our lack of direct control over our sales force’s actions may materially affect our sales and marketing efforts.

     As of December 31, 2002, we had 504 employees in our marketing and sales department and directly operated 17 service centers. In order to rapidly expand the coverage of our marketing and sales efforts in a cost-efficient manner, we outsource a significant portion of our sales force needs. We currently utilize 61 exclusive Hanaro Telecom customer centers, 36 cable system operators in each service area in which we provide HFC connections to our network and individual agents that target commercial and residential buildings that are connected to our backbone network. The outside sales force and its employees are not employees of Hanaro Telecom; therefore, the amount of control we exercise over the sales force is necessarily limited. If our training, compensation and monitoring programs fail to ensure the quality and performance of our outside sales force, our sales and marketing efforts will be materially affected and the performance of our company, including the number of new subscribers, could suffer.

Any acquisitions or strategic investments we make could disrupt our business and adversely affect our financial condition.

     As part of our ongoing business development strategy, we may consider acquisitions and strategic investments in complementary companies, products or technologies. In the event of any purchases, we could issue stock that would dilute our current stockholders’ percentage ownership, incur debt or assume liabilities of the acquired business. Our operation of any acquired business will involve numerous risks, including problems combining the purchased operations, technologies or products and unanticipated costs. We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future and any failure to do so could disrupt our business and adversely affect our financial condition.

We have not made all of the research and development expenditures we committed to make as a condition to maintaining our perpetual license to operate local telephony services.

     As part of our Network Service Provider (NSP) license, we hold a perpetual license to operate local telephony services on a nationwide basis in Korea. As a condition to maintaining this license, we agreed to make certain research and development expenditures described in the business plan we submitted to the Ministry of Information and Communication of Korea (MIC) as a part of our license application. To date, we have not made all of such research and development expenditures and the MIC has not requested that we fulfill our research and development commitments we made in our local telephony business license application. We do not believe that the MIC is likely to require us to make the remaining expenditures or suspend or revoke our local telephony business license because of our failure to make such expenditures. However, we cannot assure you that the MIC will not take any of these actions. If we are requested by the MIC to make such expenditures and we fail to make the remaining expenditures on a timely basis, the MIC may suspend or revoke our license to operate our local telephony business. Suspension or revocation of our local telephony business license would have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Industry

The telecommunications sector in Korea is evolving, which may lead to additional competitors with significantly greater resources.

     KEPCO transferred all of its cable assets to Powercomm, a subsidiary of KEPCO, in 2000. KEPCO sold a 10.5% equity interest in Powercomm to several Korean entities, including SK Telecom and Pohang Iron & Steel Co., Ltd. on July 24, 2000 and has agreed to sell 45.5% equity interest in Powercomm to a consortium led by Dacom. The consortium led by Dacom may not be willing to lease such assets on the terms and conditions set forth in the CATV access network lease agreement we have with Powercomm, if at all.

     We believe that the telecommunications sector in Korea is rapidly evolving. The high-speed Internet access market is currently led by three major service providers, two of which have acquired smaller high-speed Internet service providers in 2001. We expect more small to medium-sized telecommunications companies to merge and the number of service providers in the market to continue to decrease. Future business combinations and alliances in the telecommunications industry may create additional competitors with resources far greater than ours. Any significant changes in the telecommunications sector could have a material adverse effect on our business, financial condition and results of operations.

The telecommunications market is very competitive.

     High-speed Internet access. The high-speed Internet access market in Korea is a relatively new market. KT is our main competitor in the market for the Digital Subscriber Line (DSL) services, consisting of the Asymmetric Digital Subscriber Line (ADSL) and Very high bit rate Digital Subscriber Line (VDSL) services and Thrunet is our main competitor in the HFC market.

     DSL (ADSL & VDSL). In providing DSL services, we primarily compete with KT. KT has an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides DSL services and we understand that KT is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. We believe that KT is likely to focus its upgrading process and marketing efforts in our targeted high density, high demand areas. As of April 30, 2003, KT and Hanaro Telecom had market shares of approximately 79.7% and 20.3%, respectively, in the DSL services market in Korea.

     HFC. Our primary competitor in providing high-speed Internet access via cable networks is Thrunet. We, together with Thrunet, utilize almost all of Powercomm’s cable network. Onse Telecom and

Dacom are also competitors who have been providing their services through the lines of district cable network operators, which are proprietors of smaller, localized cable networks. In addition, we may face additional competition in the future from a variety of sources, including long distance telecommunications companies, other cable operators, direct broadcast satellite operators, wireless communications providers, on-line service providers and resellers. As of April 30, 2003, Hanaro Telecom, Thrunet and Onse Telecom had market shares of approximately 38.0%, 29.6% and 11.6%, respectively, in the HFC services market in Korea.

     Multimedia services. In the Internet services sector, there are currently 81 commercial ISPs according to Korea Network Information Center (KRNIC) as of December 31, 2002. We believe that there are several ISPs currently developing high-end multimedia products comparable to those available through HanaroDream.

     Internet Data Center services. In May 2000, we began providing server-based support services to our corporate clients through N-GENE, our Internet data center (IDC) in Seoul. The IDC services market in Korea is highly competitive. There are currently five major IDC service providers in Korea, namely, Korea Internet Data Center Inc., KT, Hanaro (N-GENE), Enterprise Networks, Inc. (previously known as GNG Networks, Inc.) and Prism.

     Local telephony. We are the only competitor to KT, the dominant local incumbent, in the local telephony market. Prior to the commencement of our operations in April 1999, KT was the sole provider of local telephony services in Korea. As of April 30, 2003, KT and Hanaro Telecom had market shares of approximately 96.0% and 4.0%, respectively, in the local telephony services market in Korea.

     As a result of having to compete with KT in all of our markets and the increases in the number of additional competitors in the Internet access market and the multimedia services market, we currently encounter and expect to continue to encounter significant pricing pressure and other forms of competitive pressures in the future. Advances in technology, as well as changes in the marketplace and the regulatory environment, are constantly occurring, and we cannot predict the effect that ongoing or future developments may have on us or on the pricing of our products and services. Increased price or other competition could adversely affect our business, financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

Risks Related to Ownership of ADSs or Common Shares

Ownership of shares may be subject to certain restrictions under Korean law, including percentage ownership limitations.

     Prior to making an investment in 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law of Korea to submit a report to a foreign exchange bank in Korea pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by such investor of its shares in such company will also require a prior report to such bank.

     The Telecommunications Business Law of Korea restricts foreign ownership in voting shares of a network service provider, including our company. At present, foreign investors in the aggregate are not allowed to own more than 49% of the voting shares of any network service provider. In the event that such foreign ownership restrictions are violated, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit and the MIC may require that corrective measures be taken to comply with the legal restrictions.

Any dividends paid on our common shares will be in Won and fluctuations in the exchange rate between the Won and the U.S. dollar may affect the amount received by holders of ADSs.

     Under our Articles of Incorporation, we are permitted to pay dividends to our shareholders beginning in the fiscal year in which our aggregate carried-over loss, incurred since the date of commencement of our local telephony services, has been made up in full. We do not expect this to occur in the foreseeable future. However, if we do declare cash dividends sometime thereafter, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars. Fluctuations in the exchange rate between the Won and the U.S. dollar will affect, among other things, the amounts a registered holder or beneficial owner of ADSs will receive from the depositary as dividends.

Holders of ADSs outside Korea may not be able to exercise preemptive rights and certain other rights.

     The Commercial Code of Korea and our Articles of Incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new shares of our common shares in proportion to their existing ownership percentage whenever new shares of our common shares are issued. Under the deposit agreement governing the ADSs, if our company offers any rights to subscribe for additional shares of our common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to the holders of ADSs or dispose of such rights on behalf of the holders and make the net proceeds available to them or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by the holders of the ADSs. The depositary is required to make available any rights to subscribe for any securities only when a registration statement under the United States Securities Act of 1933 is in effect with respect to the securities or if the offering of the securities is exempt from the registration requirements under the Securities Act. We are under no obligation to file a registration statement under the Securities Act to enable holders of the ADSs to exercise preemptive rights for our common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the Securities Act would be available. Holders of ADSs that are not entitled to exercise preemptive rights may thereby suffer dilution of their interests in our company.

Shareholders may be subject to Korean tax.

     Under the Korean tax laws, holders of the ADSs in the United States may be subject to Korean withholding taxes on the capital gains and dividends in respect of the ADSs unless an exemption or a reduction under the income tax treaty between the United States and Korea exists. Under the U.S.-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of the ADSs, with certain exceptions. See “Item 10—Additional Information—Taxation—Korean Taxation” for a more detailed discussion of the effects of Korean tax laws on the holders of ADS. Generally, a non-Korean registered holder or beneficial owner of ADSs who is not exempt under an applicable tax treaty will be subject to withholding taxes (subject to production of satisfactory evidence of the acquisition and transfer costs of the ADSs) at the rate of the lesser of 27.5% of the net capital gains or 11.0% of the gross sales proceeds on the capital gains and at the rate of 27.5% on dividends.

The market price and trading volume of the ADSs may be volatile.

     Under current Korean law, our common shares acquired in the open market or withdrawn from the depositary facility for the ADSs may be deposited into the depositary facility created under the deposit agreement governing the ADSs without our consent up to the total number of shares withdrawn under the deposit agreement. If the total number of shares to be deposited exceeds the total number of shares withdrawn under the deposit agreement, our consent is required for the excess amount. Moreover, under the terms of the deposit agreement, the ADSs are freely exchangeable for our common shares, and the number of outstanding ADSs will decrease to the extent that the number of our common shares withdrawn from the depositary facility exceeds the number of shares deposited under the depositary facility.

Future sales of ADSs and common shares could lower our share price.

     If existing shareholders decide to sell large amounts of our shares, the trading price for the ADSs and our shares could fall. We believe that some of our five major shareholders are currently contemplating selling their shares of our common shares. Any announcement of a sale by any major shareholders of our shares or any such sale may have a material adverse effect on the price of our common shares or the ADSs. We cannot assure you that such sales of our common shares will or will not occur.

Risks Related to Korea

There are unique economic and political risks associated with investing in Korean companies.

     Recently there have been several adverse economic and political developments in and around Korea. Because all of our revenues are derived from services provided in Korea, these adverse developments may have a significant impact on the demand for our services and our operations. The worldwide recession and uncertainties surrounding the world economy have had a negative effect on the Korean economy.

     The confrontation with North Korea has been a constant source of tension in the Korean peninsula, which has and will affect the expectations, perceptions and status of the Korean economy. Moody’s Investors Service, Inc., one of the world’s three largest credit-rating agencies, has downgraded its rating outlook for South Korea by two notches to ‘negative’ from ‘positive’ because of the increased uncertainty regarding North Korea’s actions and possible responses from the international community.

     The Korean economy in 2003 is unlikely to show a big growth as domestic demand and investments are expected to decrease. One cause of such decrease in the domestic demand and deterioration in consumer sentiment is the record-high household debt, which constrains any increases in consumption.

     Furthermore, SK Global, an affiliate of Korea’s third largest conglomerate, the SK group, was charged with an accounting fraud in March 2003. The SK Global scandal caused temporary disruptions to the financial market as interest rates soared and investors withdrew their funds from investments in bonds and commercial papers issued by SK Global.

     The negative consequence of any or all of the above factors for the Korean economy and the economic and social environments in which we operate could be severe, and as a result, our business operations could be adversely affected.

Telecommunications laws and regulations in Korea may result in unanticipated changes to the Korean regulatory regime and may adversely affect our business operations.

     Under Korean law, the government, primarily through the MIC, has authority to regulate the telecommunications industry. The MIC has the responsibility for monitoring the rates charged by our company. See “Item 4—Information on the Company—Business Overview—Korean

Telecommunications Laws and Regulations” for a more detailed description of the regulatory environment in Korea. Each agreement for interconnection with other service providers is subject to approval by, or reporting requirements to, the Korea Communications Commission. Government policies relating to the telecommunications industry and the regulatory environment in which we operate may change. Such changes may have a material adverse effect on us.

We may be liable for information disseminated over our Internet services network.

     Korean law relating to liability of ISPs for information carried on or disseminated through their networks is not completely settled. Decisions, laws, regulations and other activities regarding content liability may significantly affect the development and profitability of companies offering on-line and Internet access services, including us. The imposition upon ISPs of potential liability, such as liability for defamatory speech or copyright infringement, for materials carried on or disseminated through their systems could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some services or content offerings. Any of these actions could have a material adverse effect on our business, financial condition and results of operations. We do not carry errors and omissions insurance.

Our pricing structure is subject to the supervision of the Korean government; therefore, the government may interfere with any proposed changes to our pricing scheme.

     With respect to network-based services, we must report in advance any changes in our pricing structure to the MIC. We are not required to obtain the MIC’s approval prior to changing our pricing structure. However, the MIC may, for any reason, find our revised pricing structure to be inappropriate and request that we revise our pricing structure. In addition, if the Korea Communications Commission finds that our pricing structure restricts fair competition, it may order us to take corrective measures or impose an administrative fine of up to 3% of our average annual revenues for the three years preceding the violation. Therefore, it is the standard business practice in the telecommunications industry in Korea to report to, and consult with, the MIC prior to instituting any pricing changes. We cannot assure you that any future changes in our prices and our pricing policy that we believe are advantageous to our company will be acceptable to the MIC.

Exchange rate fluctuations may adversely affect our ability to meet debt service and debt repayment obligations and to borrow funds.

     Substantially all of our cash flow is denominated in Won. We are exposed to foreign exchange risk related to foreign currency denominated liabilities. Foreign currency denominated liabilities, principally in U.S. dollars, relate primarily to foreign currency denominated debt. As of March 31, 2003, we had aggregate outstanding foreign currency denominated liabilities of U.S.$136.6 million on a non-consolidated basis. Any depreciation of the Won relative to the U.S. dollar increases our cost to meet our debt service and debt repayment obligations. In addition, a depreciation of the Won has led and may lead in the future to higher domestic interest rates. If interest rates rise in the future, the debt costs of Korean borrowers would increase, which may have an adverse effect on our future ability to borrow funds.

ITEM 4. INFORMATION ON THE COMPANY

4.A      HISTORY AND DEVELOPMENT OF THE COMPANY

     Hanaro Telecom, Inc. is a stock corporation organized under the laws of the Republic of Korea. We were incorporated on September 26, 1997. Our legal and commercial name is “Hanaro Tongshin Chushik Hoesa” in Korean, and “Hanaro Telecom, Inc.” in English. Our registered office is located at Kukje Electronics Center Bldg., 23rd Floor, Seocho-dong 1445-3, Seocho-gu, Seoul, Korea 137-728, telephone number (82-2) 106 or (82-2) 6266-5114. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     Hanaro Telecom was established as Korea’s second local call carrier. Since our inception, we have been striving to become the leading provider of high-speed Internet access, data and multimedia services in Korea. Some of the important events in the development of our business are set forth below:

•	In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea.

•	In June 1998, we registered as a specific service provider to resell or provide the same type of telecommunication services as those of domestic or foreign network service providers.

•	In October 1998, we launched our CATV high-speed Internet access services.

•	In April 1999, we launched our local call and high-speed Internet access services in Seoul, Pusan, Inchon and Ulsan.

•	In March 2000, we successfully completed a global offering of our ADSs on the Nasdaq National Market.

•	In May 2000, we opened the Internet Data Center to provide server-based support in the form of co-location, dedicated server hosting and web hosting.

•	In July 2000, we launched our commercial Local Multipoint Distribution System (LMDS) service.

•	In December 2001, we acquired a controlling equity interest in Dreamline, the fourth largest broadband access provider in Korea.

•	In February 2002, we launched our wireless Local Area Network (LAN) services.

•	In April 2002, we transferred our HanaNet portal business-related assets and approximately 20 employees to a subsidiary of Dreamline, DreamX.net Co., which subsequently changed its name to HanaroDream. We currently own a 32.2% equity interest in Dreamline, which in turn owns a 42.14% equity interest in HanaroDream.

•	In June 2002, we commenced providing commercial Broadband Wireless Local Loop (B-WLL) high speed wireless Internet service, which is the first of such services to be launched in Korea.

•	In August 2002, we launched our Very high bit rate Digital Subscriber Line (VDSL) service.

•	In October 2002, we acquired a 24.75% equity interest in Korea Digital Cable Media Center, and the Fair Trade Commission of Korea approved it as our affiliated company.

•	In January 2003, we received a perpetual license to provide long distance telephony services, including inter-city and international services.

     See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of our principal capital expenditures.

     We have not received any public takeover offers by third parties.

4.B      BUSINESS OVERVIEW

General

     Hanaro Telecom is a provider of high-speed Internet access, local telephony, multimedia, data and Internet data center services in Korea. We offer our subscribers always-on, high-speed Internet access at speeds up to ten Mbps over our own and leased networks. We also offer our subscribers local telephony services as one of only two companies licensed to own and operate a local telephony network in Korea, the other being KT, which is the local incumbent. In addition, we provide leased line services and IDC services to our corporate clients.

     We commenced commercial operations of our high-speed Internet access and local telephony services on April 1, 1999. We are currently focused on rapidly deploying our state-of-the-art fiber optic backbone network in densely populated metropolitan areas. As of April 30, 2003, we have deployed our fiber optic backbone network in 40 cities and one district. As of April 30, 2003, we provided high-speed Internet access services to 1,295,279 subscribers through our fiber optic last-mile connections.

     We also provide high-speed Internet access services through hybrid fiber coaxial (HFC) cable lines, fixed wireless, or LMDS, connections and wireless LAN connections. As of April 30, 2003, we provided high-speed Internet access services to 1,633,497 subscribers in 98 districts through owned and leased cable lines, to 36,399 subscribers through LMDS connections and to 11,445 subscribers through wireless LAN connections.

			Dec 31,	Dec 31,	Dec 31,	April 30,
Description			2000	2001	2002	2003

		VDSL	—	—	—	80,711
	Residential	ADSL	634,619	984,432	1,195,916	1,194,691
		Cable Modem	386,881	920,243	1,312,045	1,630,684
Broadband	Corporate	ADSL	17,195	30,247	25,673	19,877
		Cable Modem	54,577	80,357	77,735	2,813
	LMDS		11,151	29,917	37,698	36,399
	Wireless LAN		—	—	376	11,445
		Sum	1,104,423	2,045,196	2,649,443	2,976,620

Voice			378,586	702,572	870,333	996,696
Leased Line			1,488	3,216	5,861	7,051

	Total		1,484,497	2,750,984	3,525,637	3,980,367

     For the years ended 2000, 2001 and 2002, we had the following revenues and total sales generated by our business segments (in millions of Won):

	Broadband	Voice	Leased line	Other	Total

2000	284,159	34,089	8,767	15,789	342,804
2001	641,544	114,529	17,706	56,942	830,721
2002	969,635	210,664	111,813	125,742	1,417,854

Products and Services

     We currently provide high-speed Internet access services, local telephony services and leased line services in Korea pursuant to several wire-line based options and wireless technologies. Until April 2002, we also offered a variety of multimedia services through HanaNet, our ISP.

Access to our Data Network

     We currently provide always-on, high-speed Internet access services through several service offering options. We offer broadband Internet services to subscribers in large residential and commercial buildings through fiber optic networks, to subscribers in less densely populated residential areas through HFC networks and to subscribers in small and medium-sized commercial buildings as well as medium to low density housing complexes through LMDS networks. Residential subscribers in areas in which we have built out our fiber optic network have the choice of two types of DSL services, namely ADSL and VDSL services. Corporate subscribers, generally, have the choice of ADSL, VDSL, ISDN or our dedicated access line services. Subscribers in service areas in which we lease or have built out HFC networks are generally limited to HFC-connection based data services. Our high-speed Internet access services are marketed under the brand name, “HanaFos”.

     DSL (ADSL & VDSL) Services. DSL services are provided primarily over existing copper lines in the subscriber’s premises, which are connected to our backbone network through fiber optic last-mile connections. We believe our DSL service is the best quality, high-speed Internet access service available to residential subscribers. Our DSL service offering is targeted at high-volume residential subscribers. ADSL services offer data transmission speeds of up to eight Mbps and VDSL services offer data transmission speeds of up to 20 Mbps. In addition, Internet users in Korea pursuant to traditional dial-up services must pay local per minute telephony charges, whereas DSL subscribers pay a flat fee. Therefore, we believe that subscribers that average over two hours a day on the Internet realize cost savings through our ADSL services. As of April 30, 2003, we provided ADSL services to 1,295,279 subscribers, which consist of 1,194,691 residential subscribers and 19,877 corporate subscribers, and VDSL services to 80,711 subscribers.

     HFC Services. Our cable-network based services are currently available in 98 service areas. HFC connections to our data network allow for maximum speeds of ten Mbps downstream and 700-800 Kbps upstream through the use of cable modems installed at our subscribers’ premises. We have simultaneously entered into a cable network based strategy while building our own fiber optic network because the use of existing HFC lines allows our company to expand our coverage area with low capital expenditure obligations. We have not invested in building out our fiber optic network or pursuing affiliation or lease agreements with district cable network operators in areas in which we have agreements with Powercomm to use its cable lines. As of April 30, 2003, we provided HFC services to 1,633,497 subscribers, which consist of 1,630,684 residential subscribers and 2,813 corporate subscribers.

     Wireless Services. Wireless services using wireless technologies such as LMDS and LAN allow us to connect subscribers to our backbone through wireless last mile connections. We believe wireless offerings allow us to expand our coverage area at a lower cost per subscriber and more rapidly than through connecting subscribers to our backbone through fiber optic connections, thereby allowing us to cope with the expected increase of the subscribers efficiently.

     We commenced commercial services of high-speed Internet access and multimedia and data services using LMDS communications technology in July 2000. Services using LMDS are transmitted at a maximum speed of ten Mbps, a speed that exceeds that currently possible through ADSL wire-line technology. LMDS services are marketed primarily to medium-sized businesses and apartment complexes. Our LMDS services are currently provided in eleven cities, including Seoul and Pusan. As of April 30, 2003, we provided LMDS services to 36,399 subscribers.

     On April 1, 2002, we commenced providing “HanaFos AnyWay” wireless LAN services, which allow Internet access through mobile devices such as notebook computers or personal digital assistant units equipped with a LAN card for users within the coverage of our access points. Internet access services using wireless LAN are transmitted at a maximum speed of eleven Mbps. We currently provide wireless LAN services in approximately 330 access point areas across the nation, including key public areas such as hotels, subway stations, shopping malls, colleges and fast food stores. We provide our wireless LAN services to residential and corporate subscribers as well as subscribers who require Internet access on a temporary basis, particularly those subscribers who need mobile Internet access. As of April 30, 2003, we provided wireless LAN services to 11,445 subscribers.

Local Telephony Services

     We are the sole competitor to KT in the local telephony market. In addition to local dial tone service and other basic features such as call forwarding, call waiting, dial back and voicemail services, we offer value-added services such as wake-up call, unified messaging and teleconferencing services in order to distinguish our services from those available from the local incumbent.

     As of April 30, 2003, we provided local telephony services to 706,768 residential subscribers and to 269,430 corporate subscribers. Most of our residential subscribers receive local telephony services bundled with our ADSL services.

     We believe the ability to offer local telephony distinguishes our service offerings from that of communication services providers, other than KT, because it allows our subscribers to receive both data and local telephony services through a single provider and thus receive one bill for both service offerings.

     Voice over Internet Protocol (VoIP) Services. On April 1, 2002, we commenced providing VoIP services bundled with cable modem-based broadband Internet services under the name “HanaFos cable + voice”, which allow simultaneous use of high-speed Internet and local telephony services. We currently provide VoIP services in certain parts of Seoul and Kyunggi-do. As of April 30, 2003, we provided HanaFos cable + voice services to 20,498 subscribers.

Internet and Related Support Services

     On October 1, 1998, we launched HanaNet (hananet.net), our ISP, as the primary vehicle for our content and multimedia service offerings. In April 2002, we transferred our HanaNet portal business-related assets and approximately 20 employees to a subsidiary of Dreamline, DreamX.net Co., which operates the portal site, dreamx.net. We currently own a 32.2% equity interest in Dreamline. DreamX.net subsequently changed its name to HanaroDream Corp., and launched a new site, hanaFOS.com in July 2002, featuring a variety of basic on-line services, including personal homepages, free email services, chatting services, bulletin board and social communities, and multimedia contents including movies, music, comics, animation, popular on-line games, on-line education, sports, news and television dramas. In March 2002, we entered into an agreement with HanaroDream under which HanaroDream provides the basic on-line services and contents of its portal site to our subscribers, for a term of three years. See “Item 10—Additional Information—Material Contracts—Internet Service Agreement between Hanaro Telecom and HanaroDream” for a summary of the terms of the agreement.

     Until the transfer of our HanaNet business in April 2002, we offered HanaNet subscribers traditional ISP services such as access to the world-wide web, free e-mail and the ability to create homepages, and a variety of high-end services that require high-speed data access. We also offered an Electronic Software Delivery (ESD) service where members can purchase commercial software including movies, games and music videos and download the software directly onto their computer and obtain immediate access to the purchased software.

Internet Data Center. We opened N-GENE, our IDC, in May 2000 with a total area of approximately 40,000 square meters. Through N-GENE, we provide our corporate subscribers with server-based support in the form of co-location and dedicated server hosting. As of April 30, 2003, N-GENE hosted approximately 7,000 servers.

     Co-location. This service allows our customers to connect their servers directly to our backbone network at Gbps rates, which are much faster than the speed of leased Internet lines. This service is appropriate for corporate customers with multiple servers and for those who need broadband circuit capacity.

     Dedicated server hosting. We provide our customers with servers with their desired specifications, which are connected to our backbone network at Gbps rates. By using our dedicated server hosting services, customers can have access to dedicated servers without the burden of purchasing or maintaining the servers.

Leased Line Services

     We hold a license to operate leased line services on a nationwide basis in Korea. We commenced providing dedicated leased line services in January 2000. As of April 30, 2003, we had 7,051 traditional leased line subscribers. Our leased line fees vary depending on the distance and bandwidth requirements of our subscribers. As we upgrade the transmission capability of our inter-city connections, we expect to expand the scope of our leased line services.

     We, through Hanaro Telecom America, provide international data services in Korea and the United States, respectively, initially targeting U.S.-based South Korean companies.

Seasonality

     Hanaro Telecom does not encounter seasonal changes in demand for its services. For a description of factors that affect the demand for Hanaro Telecom’s services, see “Item 3—Key Information—Risk Factors”.

Sales and Marketing

Sales

     We are focused on bringing our high-speed Internet access, data and multimedia services, as well as our local telephony services, to both corporate and residential users.

     Sales to corporate subscribers are handled through our in-house sales group. Our sales people initially focus on securing contracts with large commercial complexes, thus allowing us to install our remote terminals at their premises. After installation of our equipment, sales people focus their attention on individual corporate clients located within the premises. Sales people that secure contracts with corporate clients remain the main contact person for all aspects of the subscriber’s needs, including installation, customer service and follow-up service. Our in-house sales staff receives an annual bonus which can equal up to 50% of the “base rate” for our company based upon performance.

     We currently outsource a significant portion of our sales force needs. Our outside sales force receives a one to two week training session on how to sell our products and services. The training includes basic instruction on etiquette and selling techniques, as well as classes regarding our corporate image and our products and services. Follow-up sessions are held to introduce new products and services to the sales force. Our outside sales force sells our services through the following channels:

     Customer Centers. We have exclusive agreements with 61 Hanaro Telecom customer centers, 16 of which are located in Seoul, four in Pusan and four in Inchon. Each of the customer centers sells only our products and services. Customer centers receive a commission from us for each service contract and installation contract secured. Customer centers sub-contract out to smaller distribution outlets within their area to increase their sales coverage. Customer centers have also commenced sales through telemarketing.

     CATV System Operators. The system operators in each of the areas covered by our cable network leasing arrangements have the right to sell our services within their respective areas. In the event a potential subscriber elects a non-cable service, such as ADSL, that is available in that service area, the subscriber is referred to one of our customer centers. The cable system operators in each of the 36 service areas in which we have commenced operations have started selling our services and products.

     Agents. Once a commercial or residential building is wired for our services, we employ tenants to sell our products and services within the building. We also utilize other individual sales agents and small sales agencies to sell our products and services in our coverage areas. Our agents receive a sales commission for each new subscriber.

     We also have agreements with other types of service providers in order to further expand our sales coverage. We are a party to agreements with the construction subsidiaries of certain of our affiliates pursuant to which we install our network equipment in newly built commercial and residential buildings, which in turn allows builders to advertise their new buildings as “cyber buildings”. In alliance with Samsung Electronics, Sambo TriGem, Hyunju Computer, Hyundai Multicap and LGIBM, leading PC manufacturers in Korea, we offer desktop PCs and laptop PCs to our subscribers at a discount price. In order to add more Internet network game players to our subscriber base, we offer “Game Plus”, popular network games bundled with our high-speed Internet access service.

Marketing

     We use a variety of marketing programs and media to raise awareness of our services and products.

Our marketing programs include:

•	advertising in newspapers and magazines;

•	advertising on television and radio;

•	participating in trade shows;

•	campaigns within service areas using direct mail, telemarketing, leaflets, posters and vehicle stickers; and

•	creating alliances with key Internet content providers.

     We also organize special events to promote our products and services, such as Internet seminars, campus events and joint presentations with Korean securities firms. We spent a total of Won 39 billion for advertising in 2002.

Customer Service

     We maintain an emphasis on customer care to differentiate us from our competitors. We provide 24-hours-a-day, 365-days-a-year customer support through our call center. We also have a customer claim center located within our call center to handle subscriber claims regarding our service quality and billing. Our trained customer service representatives handle all subscriber calls. All service representatives receive a one-week orientation training and on-site supervisors provide additional support. We believe it is important for customer service representatives to have a thorough knowledge of our services and products. All calls to the call centers are recorded and service representatives are graded periodically based on performance. We strive to answer all calls within 10 seconds. We are currently receiving approximately 45,000 calls per day into our call centers. We use automated answering services to respond to routine inquiries, such as account balances. As of April 30, 2003, we employed 1,100 workers in our call centers, each working eight hour shifts. We anticipate that we will continue to hire additional customer support personnel as the size of our subscriber base increases.

     Subscribers can also voice their complaints through e-mail. Questions or complaints that we feel are common issues arising among our subscribers are posted, together with our response, on a bulletin board on our home page.

     We believe it is important for subscribers to have face-to-face access to our representatives. We have approximately 112 customer centers, including our 61 exclusive customer centers. Our sales staff at our customer centers receive customer service training in addition to their sales training. Customer center staff are trained to handle all subscriber complaints. Our in-house sales people monitor the performance of the customer center employees during their visits to the customer centers.

Information Systems and Billing

Information Systems

     We currently utilize an information system network which consists of three separate systems: the customer support system, the operational support system and the business support system. The customer support system handles all information related to an individual subscriber, including customer care and billing information and marketing and sales data. The operational support system handles all data regarding management of our operations and acts as the interface to the network management system, which monitors the performance of our network and delivery of services 24-hours-a-day, every day. This interface allows for quick identification of network defaults and relays the information to our customer support system. Finally, the business support system handles data regarding internal business operations, including accounting and personnel. Our information system is designed to integrate all of our internal support services. The majority of the integration of our internal support services has been completed.

     We believe integration of our information system is important because it permits customer care, sales engineering, service management, service delivery, accounting and inventory sales management personnel to access a single subscriber record. Accordingly, a subscriber will be able to get support for any of our products and services with one phone call. By providing comprehensive, real-time customer information, this system is designed to enable our customer service representatives to respond faster to inquiries, provide greater quality customer care and identify more opportunities to sell additional products. In addition, credit history information regarding potential and existing subscribers obtained from credit analysis organizations is available through our integrated information system network. This allows our sales and operational staff to block services to problem subscribers at an early stage.

Billing

     Our billing system has been designed to provide our sales and marketing staff with flexibility to design innovative pricing plans and service offerings and to make payment by our subscribers easy. We currently provide for joint billing to our subscribers for our services with Dacom’s long-distance and international telephone services. The billing system is also capable of immediately processing discounted billing rates for different types of calls. In addition, the system allows subscribers to pay for our services over the Internet or by monthly direct deposits from banks. Each subscriber may also access on-line a detailed breakdown of services rendered to such subscriber.

Competition

     High-speed Internet Access. In the high-speed, broadband Internet access market, our competition comes from KT and Thrunet.

     DSL (ADSL & VDSL). KT is our only competitor that is not limited in the coverage of its services by the coverage of its network. KT, as the local incumbent telecommunications carrier, has an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides ADSL services and we understand that KT is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. KT launched digital subscriber line services in June 1999. Furthermore, we believe that KT is likely to focus its upgrading process and marketing efforts in our targeted high density, high demand areas. As of April 30, 2003, KT and Hanaro Telecom had market shares of approximately 79.7% and 20.3%, respectively, in the DSL services market in Korea.

     HFC. Thrunet launched its cable-based services in July 1998. Our agreement with Powercomm to use its cable network is not exclusive; therefore, Powercomm may lease the cable network that we currently lease to additional service providers. We, together with Thrunet, currently utilize almost all of Powercomm’s cable networks. Onse Telecom, Dreamline and Dacom provide services through the lines of district cable network operators, which are proprietors of smaller, localized cable networks. KT also owns a large cable network; however, its existing network does not have the two-way communication capability that is necessary for the provision of high-speed Internet access. We believe KT is currently focusing on upgrading its telephone lines, rather than its cable network. As of April 30, 2003, Hanaro Telecom, Thrunet and Onse Telecom had market shares of approximately 38.0%, 29.6% and 11.6%, respectively, in the HFC market in Korea.

     Multimedia Services. In the Internet services sector, there are currently 81 commercial ISPs.

Korea.com, a service provided by Thrunet, Chollian, a service provided by Dacom and Kornet, a service provided by KT, are currently developing and/or providing multimedia products comparable to those available on HanaNet, which is now integrated with DreamX.net of Dreamline.

     Internet Data Center Services. In the IDC services market, there are currently five major IDC service providers in Korea: Korea Internet Data Center, KT, Hanaro (N-GENE), Enterprise Networks and Prism. We commenced IDC services in May 2000. Competition in this market is primarily based on price and service quality. Some of these major providers are expanding their service capacities. In addition, approximately 20 small and medium-sized data centers provide IDC services similar to ours.

     Local Telephony. In the local telephony market, we are the only competitor of the local incumbent, KT. KT currently enjoys a 96% market share in the local telephony market. Fees charged by KT for local telephony service are currently regulated by the Korean government. We are only required to report our fees charged for local telephony services to the government. KT, as the local common carrier, must provide its local telephony services to all subscribers requesting service. We do not have a universal service obligation. Thus we are able to focus our roll-out on areas with higher density, greater average disposable income and, therefore, stronger demand for our products and services.

     Leased Line Services. In the leased line services market there are currently five primary service providers in Korea: KT, Powercomm, Dacom, Dreamline and Enterprise Networks. We commenced leased line services in September 1999. Competition in this market is primarily based on price, network coverage and quality. KT is currently the leading provider of data communications services in Korea. In order to provide leased line services, the service provider must have a license to provide network services.

Intellectual property

     We hold 83 registered trademarks, 13 registered patents and two registered industrial design rights in Korea. As of April 30, 2003, we also had 23 trademark applications pending and 11 patent applications pending at the Korea Industrial Property Office. While we consider all of our intellectual property to be important, we do not consider any one or group of patents, trademarks or industrial design rights to be so important that their expiration or termination would materially affect our business.

     In 1999, KT filed a claim with the Industrial Property Tribunal of the Korea Industrial Property Office, seeking a declaratory decision that our use of the name “Hanaro Telecom” falls within the scope of its right to the service mark “Hanaro Telecom”. In 2001, the Patent Court concluded that our use of “Hanaro Telecom” did not fall within the scope of KT’s rights in the service mark “Hanaro Telecom”. Accordingly, we may continue to use “Hanaro Telecom” as our corporate name.

     In 2000, KT filed another petition with the Industrial Property Tribunal seeking a declaratory decision that our use of “Hanaro Telecom” falls within the scope of its right to the service mark “Hanaro”. The Industrial Property Tribunal subsequently dismissed KT’s petition, holding that our use of “Hanaro Telecom” did not fall within the scope of KT’s right to the service mark “Hanaro”.

Licenses

     NSP License. Under the Telecommunications Basic Law, the telecommunications services that an NSP may provide are restricted to those for which it has received a license from the MIC. To date, we have received the following types of NSP licenses from the MIC. In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. The founding shareholders of our company paid a one-time fee of Won 45.0 billion for such license. In August 1999, we obtained a perpetual license to provide domestic leased line services, for which we paid a one-time fee of Won 1.9 billion. In February 2000, we obtained a perpetual license to provide value-added telephone services relating to long distance telephone services and international telephone services, for which we paid one-time fees of Won 0.3 billion and Won 0.1 billion, respectively. In August 2000, we obtained a perpetual license to provide international leased line services for which we paid a one-time fee of Won 0.2 billion. In January 2003, we obtained perpetual license to provide long distance telephony services, including inter-city and international services. Our licenses to provide such NSP services are subject to satisfaction of certain terms and conditions, including the following:

•	The licenses required us to make annual contributions to the Information Promotion Fund for the purpose of research and development pursuant to the Telecommunications Business Law. On May 9, 2002, the MIC announced that, effective from 2002, only the NSPs whose total voice and leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year.

•	We must comply with the business plan submitted to the MIC in all material respects. If necessary, the business plan may be revised in accordance with the procedures set out in the “Guidelines for Handling of Change of Business Plan of Network Service Provider”. The initial service fee must be in compliance with the business plan. We must submit an application to the MIC in order to increase the service fee, together with supporting documentation.

     No fees are required to be paid to the government of Korea in connection with its approval of us as a network service provider.

     SSP License. In June 1998, we also registered as a specific service provider. This registration is for an indefinite term. As a specific service provider, we are permitted to provide the following services:

•	By utilizing our own switching facilities and other telecommunications facilities owned by network service providers, resell or provide the same types of telecommunications services as those of domestic network service providers.

•	By leasing telecommunications facilities owned by other network service providers, resell the same types of telecommunications services as those of domestic network service providers.

•	By utilizing our own facilities, provide telecommunications services within a specific building.

     Our registration as a specific service provider contains the following conditions:

•	The commencement of, and any changes in the terms of, service must be announced in one or more daily newspapers published in Korea at least one week prior to the effective date.

•	In conducting our international telecommunications business, we must refrain from any actions that may interfere with fair competition.

•	In the event our annual revenues for the previous year with respect to the specific service provided exceeds the amount set by MIC, we must make annual contributions to the Information Promotion Fund pursuant to the Telecommunications Business Law.

•	We should submit detailed information on the location of our major facilities and the structure of our network to the MIC prior to the commencement of our commercial operations.

     No fees are required to be paid to the government of Korea in connection with our registration as a specific service provider.

     Network Operator License. Pursuant to the Integrated Cable Broadcasting Law (recently replaced by the Broadcasting Law), in June 1999, we were designated by the MIC as a network operator in the cable television industry. As a network operator, we are permitted to install, operate and lease network facilities to system operators in 57 regions throughout Korea. No fees are required to be paid to the government of Korea in connection with such designation.

     Our designation as a network operator requires that we establish the transmission network in compliance with the technical standard set forth in Article 25 of the Telecommunications Basic Law and obtain approval from the MIC prior to providing network facilities to system operators.

     Wireless Frequency Allocation. In February 1998, we obtained the right to the WLL frequency of 2.3 GHz bandwidth for 20MHz down- and up-stream, and in August 1999 we obtained the LMDS frequency of 26 GHz for 400 MHz down- and 160 MHz up-stream. These rights are for an indefinite term and no fees are required to be paid to the government of Korea in connection with such rights.

     Cable Landing License in the United States. In July 2000, Hanaro Telecom America Inc., our U.S. subsidiary, obtained a Section 214 license from the U.S. Federal Communications Commission. This license authorizes Hanaro Telecom America to operate as a facilities-based international common carrier and to resell the international services of authorized U.S. common carriers.

Interconnection

     We have entered into interconnection agreements that allow for interconnection of the telecommunication facilities of our company and other telecommunication operators. These interconnection agreements allow our customers to connect to the networks of other telecommunications operators and receive telecommunications services, such as local, long distance and international call and cellular phone call services, through our network. Pursuant to the Telecommunications Basic Law, a telecommunication service provider is required to enter into interconnection arrangement with any other telecommunications service provider that requests interconnection. In addition, the MIC issues guidelines regarding interconnection. The guidelines generally require that interconnection charges be based on the rates set by the MIC after examining the costs to regulated operators, such as KT and SK Telecom, of carrying a call. The regulated operators are required to calculate such costs every other year. In the event a dispute arises between interconnecting parties, the Korea Communications Commission is to act as the arbitrator.

     We have entered into interconnection agreements with all major telecommunication service providers in Korea. The chart below sets forth the type and name of service providers that we have such agreements with.

Type	Name of Providers

Local	KT
Domestic long-distance	KT; Dacom; Onse Telecom
International	KT; Dacom; Onse Telecom

Cellular	SK Telecom
Personal communication service providers	KT Freetel Co., Ltd.; LG Telecom Co., Ltd.
Wireless paging services	Real Telecom Ltd.; Seoul Mobile Telecom, Inc.; Eyesvision Corp.; Selim i tec, Inc.

Korean Telecommunications Laws and Regulations

Overview

     Korea’s telecommunications industry is subject to comprehensive regulation by the MIC pursuant to provisions of the Telecommunications Basic Law (Law No. 4393 of August 10, 1991, as amended), the Telecommunications Business Law (Law No. 4394 of August 10, 1991, as amended), and the Radiowave Act (Law No. 6197 of January 21, 2000) (collectively, the “Telecommunications Laws”). In addition to the Telecommunications Laws, industry participants are subject to regulation under various laws of general application. The Telecommunications Laws empower the MIC to regulate and supervise, among other things, entry into the telecommunications industry, allocation of radio spectrum, the scope of permissible business of telecommunications service providers, technologies used by telecommunications service providers, rate-setting, deposit requirements, the focus and budget of research and development, and interconnection revenue-sharing between telecommunications service providers.

The Ministry of Information and Communication

     The MIC is responsible for information and telecommunications policy, radio and broadcasting technology, postal service and postal finance.

Telecommunications Laws

     Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories: Network Service Providers (NSPs), Specific Service Providers (SSPs) and Value-added Service Providers (VSPs). We are classified as an NSP and also registered as an SSP. An NSP provides specified types of telecommunications services as licensed by the MIC, in most cases with its own telecommunication networks and related facilities. As an NSP, we have licenses to provide local telephony services, leased line services (domestic and international), long distance and international telephony services. These licenses are for indefinite terms.

     The telecommunications services provided by an NSP may include local, long distance and international telephone services, leased line services, cellular communications services, paging services, PCS services, services using frequencies allocated by the MIC, trunked radio system services and such other services as designated by the MIC. VSPs provide telecommunications services other than those services specified for NSPs, such as data communications using facilities leased from an NSP following notification to the MIC. The newest category of service providers, the SSPs, is intended to occupy a middle ground between NSPs and VSPs. The Telecommunications Business Law provides that there are three types of SSP licenses:

•	type 1 reseller licenses for entities that have their own switching facilities and resell or provide the same types of telecommunications services as those of NSPs;

•	type 2 reseller licenses for entities that do not have their own switching facilities and resell the same type of telecommunications services as those of NSPs; and

•	intra-building telecommunications service provider licenses for entities that provide telecommunications services within a specific building through their own facilities.

     Under the current Telecommunications Basic Law and the Telecommunications Business Law, an NSP, such as Hanaro Telecom, must be an entity incorporated in Korea in order to qualify for a license from the MIC. In addition, the Telecommunications Laws restrict the ownership of NSPs by certain shareholders. Ownership interests in NSPs are subject to the following ownership restrictions:

•	a foreign government, foreigner or any entity that has 80% or more of its outstanding shares owned by a foreign government or foreigner (15%, if the largest shareholder (determined on the basis of voting shares) of such entity is a foreigner or foreign government) may not own more than 49% of the aggregate number of the entity’s issued and outstanding voting shares; and

•	an entity whose largest shareholder (determined on the basis of voting shares) is a government (other than KT) or a local government cannot qualify for an NSP license.

     In the event that an NSP at any time violates the shareholding restrictions, the holders of shares in excess of such limitations cannot exercise voting rights and the MIC may require that corrective measures be taken to comply with such restrictions.

     The MIC has the authority to recommend to NSPs that they provide funds for national research and development of telecommunications technology and related projects. In the past, the MIC has recommended that industry participants contribute a percentage of their total revenues to research and development, including for national research and development projects. Currently, we are required to contribute 0.5% of the total annual service revenues derived from our voice and leased line services in the event that we have net income for the preceding year.

     The MIC may revoke an NSP’s license. The grounds for revocation include fraud in obtaining the license, failure to perform in accordance with any condition imposed by the MIC upon issuance of the NSP license, violation of the rules restricting beneficial ownership and control, failure to commence business within the time period designated by the MIC, failure to abide by the general terms for service either reported to or approved by the MIC, and violation of the Telecommunications Laws. If an NSP wants to cease its business or dissolve, such NSP must obtain MIC approval.

     The Korea Communications Commission also has the authority to monitor unfair business practices among telecommunication service providers in accordance with the Telecommunications Business Law. The MIC has promulgated guidelines which specify fair competition among telecommunications companies under the Telecommunications Business Law. If an NSP or any telecommunication service provider is in violation of these guidelines, the MIC may order such telecommunication service provider to take certain actions, including (i) separating the service providing organization, (ii) changing its internal accounting regulations, (iii) disclosing certain company service related information, (iv) changing its articles of incorporation, the terms of any service contracts and any interconnection agreement, (v) suspending the act that violates fair competition, (vi) making a public announcement of the violation and (vii) measures necessary for the rectification of any violation, such as removal of telecommunications facilities which gave rise to the violation. In addition, the MIC may impose upon such telecommunication service provider fines, subject to certain exceptions, up to 3% of the entity’s average sales revenues generated from the service in violation of such guidelines during the three years preceding such violation.

     The Telecommunications Business Law requires us to permit other service providers to interconnect to our networks for purposes of offering other services. In the event an agreement with a new service provider desiring interconnection is not reached within 90 days, a service provider can appeal to the Korea Communications Commission. We have entered into interconnection arrangements with most major service providers in Korea, including KT, Dacom, Onse and other NSPs, and expect that we will enter into more interconnection agreements as additional license for telecommunications services are issued.

Rate Setting

     As an NSP, we must report to the MIC the rates and the contractual terms for each type of service we provide. In addition, an NSP that has a dominant market share for a specified type of service must obtain approval from the MIC for the rates charged and the general terms for such service if its revenues from such service for the previous year exceed a specific revenue amount set by the MIC.

     Each year, the MIC may designate, pursuant to regulations, the NSPs and the rates and general terms of services provided by such NSPs that require MIC approval. On May 22, 2002, the MIC designated the local telephone service of KT and the mobile service of SK Telecom as requiring MIC approval. The MIC requires fees and charges, in terms of the methods of their calculation, to be adequate, fair and objective. The MIC may order changes in the rates if it deems the rates to be unreasonable and against public policy.

Licensing

     Under the Telecommunications Business Law, the MIC promulgated a regulation specifying a detailed standard of review, application method and application period for each new NSP license. Upon receipt of the application, the MIC considers various factors in its approval process, including reasonableness of the service provision plan, size of facilities for the services, financial and technical soundness of the applicant, results of development of technology and plans for new technological developments.

Frequency Allocation

     The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give public notice. The MIC also regulates the frequency to be used by each radio station. We have been allocated the frequency of 2.3 GHz bandwidth for 20 MHz downstream and upstream and the frequency of 26 GHz bandwidth for 360 MHz downstream and 150 MHz upstream.

Other Laws

     Companies that operate line facilities for cable broadcasting are required to register with the MIC under the Broadcasting Act (Law No. 6139 of January 12, 2000). We are registered as a service provider under such Act.

     If we are deemed a market-dominating business entity, we may be subject to certain regulations under the Monopoly Regulation and Fair Trade Act. In determining whether an entity is a market-dominating business, the Korean Fair Trade Commission reviews the entity’s market share, the existence and severity of barriers to entry to the concerned market, the relative size of the entity’s competitors and other factors.

     In the case of abusive business practices by a market-dominating business entity, the Korean Fair Trade Commission may order such entity to cease and desist from such business practices, publicly announce that it has engaged in abusive business practices and/or take other corrective measures it deems fit. The Korean Fair Trade Commission may also impose fines of up to 3% of the entity’s average sales revenues during the three years preceding the violation. In addition, a violation of the Monopoly Regulation and Fair Trade Act can bring about criminal sanctions. The violating entity may be fined up to Won 200.0 million or its representative(s) may receive imprisonment of up to three years, although imprisonment is rarely, if ever, imposed.

     The Foreign Exchange Transaction Law, the Foreign Investment Promotion Law and their regulations require companies, such as Hanaro Telecom, to obtain approval from, or file a report with, a foreign exchange authority in connection with any foreign direct investment. The authority may be the Ministry of Finance and Economy (MOFE), the Bank of Korea or the designated foreign exchange bank. The type of approval or report required depends on the type of business engaged in by the investor and/or the amount of the investment being made.

4.C      ORGANIZATIONAL STRUCTURE

     As of April 1, 2002, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the Korean Fair Trade Commission based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act. Under the amended Monopoly Regulation and Fair Trade Act, a member company of both the “business group subject to restrictions on debt guarantees” and the “business group subject to restrictions on mutual shareholding” is subject to, among others, the following restrictions: subject to certain exceptions, such company (i) shall not acquire or own shares of an affiliate company which acquires or owns its shares; nevertheless, for newly designated companies, the application of this restriction is waived for one year from the date of such designation; and (ii) shall not provide payment guarantees with respect to bank loans for its domestic affiliates for two years from the designation date.

     The following table lists information concerning the significant subsidiaries of Hanaro Telecom:

		Percentage of		Percentage of
		Ownership and		Ownership and Voting
		Voting Interest held		Interest held by
	Jurisdiction of	by Hanaro Telecom		Hanaro Telecom
Name	Incorporation	as of Dec 31, 2002		as of April 30, 2003

Hanaro Telecom America, Inc.	Delaware, USA	100%		100%
M-Commerce Co., Ltd.	Korea	30.29%		30.29%
Hanaro WEB(n)TV Co., Ltd.	Korea	90.91%		90.91%
Hanaro Realty Development & Management Co., Ltd.	Korea	99.99%		99.99%
Hanaro Telephone & Internet Information, Inc.	Korea	99.99%		99.99%
Dreamline Corporation	Korea	32.18%		32.18%
HanaroDream Corp.[1]	Korea	42.14	% [1]	42.14	% [1]
Korea Digital Cable Media Center[2]	Korea	24.75%		24.75%

1	Previously known as DreamX.net Co. Such percentage of ownership and voting interest represents the percentage held by Dreamline Corporation.

2	In October 2002, we acquired a 24.75% equity interest in Korea Digital Cable Media Center.

4.D      PROPERTY, PLANTS AND EQUIPMENT

Facilities

     Our principal properties consist of transmission facilities and telecommunications equipment and information centers located throughout Korea. We own two central telecommunication centers in Seoul, for the purposes of managing our nationwide network. The area of each such center is approximately 15,000 square meters. We also own four regional telecommunication centers in Pusan, Taegu, Kwang-ju and Taejeon, to manage the networks in those regions. The area in square meters of such centers is approximately 5,800, 6,900, 7,600 and 4,300, respectively. Those centers are equipped with exchange and transmission equipments.

     We also have 28 exchange offices equipped with exchange equipments in 24 cities including Seoul, Pusan, Taegu, Taejeon and Kwang-ju. We own 23 of those offices and lease the remaining four offices. We also have 29 transmission offices equipped with transmission equipments in 20 cities including Seoul, Pusan, Taegu, Taejeon and Kwang-ju. We own 23 of those offices and lease the remaining six offices.

     We lease our executive offices located in the Kukje Electronics Center Building in Seocho-gu, Seoul.

     Of the net book value of our total plant, property and equipment as of December 31, 2002 (excluding construction in progress), transmission facilities and telecommunication equipment represented 81.6%, buildings and real property represented 14.5% and other assets represented 3.9%. As of December 31, 2002, our fiber optic network consisted of 19,331 kilometers of owned and leased lines.

     We believe that our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

Network

     We believe that in order to become the leading provider of high-speed Internet access, data and multimedia services to subscribers in Korea, it is vital to design and install a network that utilizes state-of-the-art technology. We believe our technologically advanced backbone network allows us to provide services that are not possible over traditional networks. Subscribers are connected to our network either through fiber optic lines to the subscribers’ premises or through the use of HFC lines in areas in which we have built or leased cable networks. We began delivery of commercial services through wireless last-mile connections in Seoul in July 2000.

Backbone Network

     Our always-on, high-speed Internet access and multimedia services and our local telephony services are currently provided over our fiber optic backbone network and last-mile connections consisting of 12,871 kilometers of owned and leased fiber optic cable. Our backbone network is a SDH-based ring type backbone with duplicate routers to ensure high system reliability. We utilize the latest switches and other technologies in our backbone network to ensure high quality and fast transmission. Our state-of-the-art system utilizes technologies that offer the following advantages over traditional networks:

     Deployment of Gigabit IP Network over WDM Backbone Systems. Our data network utilizes Gigabit IP routers over 40 Gbps wavelength division multiplex (WDM) systems, which offer greater transmission speed capability than traditional backbone network. The maximum transmission speed currently is 2.5 Gbps with transmission speeds expected to increase to 10 Gbps by the end of this year and this will allow us to offer quality-guaranteed high-speed Internet access. We also deploy ATM switch which aggregate ADSL and dedicated access lines.

     CCS7 Signaling Method. Our voice network utilizes the CCS7 signaling method, which offers two principal advantages over traditional signaling methods. First, the CCS7 signaling method allows our network to accommodate certain value-added services such as number portability. Second, the CCS7 signaling method provides for shorter post-dialing delays. A call completed over our network only requires a 0.4 second delay whereas one over a traditional voice network requires a 1.9 to 2.9 seconds delay.

     V5.2 Protocol to Increase Voice Network Efficiency. We are the first in Korea to provide services using the V5.2 protocol. This protocol allows us to efficiently connect multiple subscribers to our fiber optic network through a single fiber optic connection by using remote terminals that are installed at the subscriber’s premises.

     Our network lines have been installed using existing infrastructure, including subway routes and electrical poles, in order to minimize the cost of our roll-out. Our backbone network has been built using technologies of multiple vendors, including Lucent Technologies and NEC Corporation. We believe that network telecommunications technologies have been standardized and are generally compatible such that equipment and hardware provided by different vendors can be used within an integrated network and we are not captive to any one vendor for important equipment for our network.

     We have our own points of presence (POP) in Palo Alto, San Jose and Los Angeles in California, U.S.A. Our backbone network also has a direct link of 1.8 Gbps to these POPs in the United States via our own cable capacity and leased circuit. In addition, we are working with all Korean Internet exchanges and major ISPs for domestic Internet interconnection, including DACOM IX, Korea-Internet Neutral Exchange and KT-IX.

     We have an indefeasible right to use the following international leased lines on various submarine cables connecting the United States and Asia, for 15 years or until the end of the economically useful life of such cables.

		Bandwidth	Acquisition Cost
Connecting		Capacity	(in millions of
Points	Providers	Quantity	Won)

Korea — US	Iljin C2C Ltd.; Onse Telecom; Asia Global Crossing; Dacom Crossing	10 x STM-1	31,000
Japan — US	Teleglobe USA, Inc.	13 x STM-1	9,735
Korea — Japan	Dacom; Onse Telecom; Teleglobe	12 x STM-1	6,840
Korea — Asia	Onse Telecom, Iljin C2C	4.6 x STM-1	4,582
Korea — Asia	Dacom	4 x E-1	396

(1)	Each STM-1 represents a bandwidth capacity of 155Mbps.

(2)	Each E-1 represents a bandwidth capacity of 2Mbps.

     In addition to the above, we have an agreement with Flag Telecom Island Ltd. under which we lease an aggregate of four Korea - Japan international leased lines, each supporting a bandwidth capacity of 155 Mbps, until August 2003.

     Our backbone network has been deployed in 80 cities and 47 districts, including Seoul, Pusan, Inchon, Taegu and Ulsan. Each of the ten local loops is interconnected by 40 Gbps WDM backbone network using fiber optic lines leased from Dacom. The interconnections between these other backbone networks will also be leased from other network service providers.

     We have expanded our voice network by installing voice switches in 30 cities and launched VoIP services in April 2002.

Fiber to the Office and the Curb

     We connect subscribers in large commercial buildings and apartment complexes with over 300 units to our backbone network through fiber optic connections directly to the premises. These subscribers have two basic options in the mode of service to be used to secure access to our data network.

     Services over copper lines. Subscribers in large buildings can receive our services by installing ADSL modems in their offices or homes that allow our services to be provided through existing copper lines within the building. Our subscribers’ premises are then connected to our backbone network through fiber optic last-mile connections. Single-family homes and small apartment buildings located within a one kilometer radius of certain of these large buildings can also receive ADSL services through copper connections we install from the remote terminals located in the large buildings. These additional services are provided in order to maximize the return on expensive remote terminals and other equipment installed in connection with our fiber optic connection services. ADSL services operate at a maximum speed of eight Mbps downstream and 768 Kbps upstream.

     Internet Direct service. Large corporate subscribers often find dedicated line service to be the most cost effective means of securing high-speed data transmission capability. Our dedicated line service, which we call “Internet Direct” service, is provided through our ATM-based network and Gigabit routers at maximum speeds of up to 2.5 Gbps.

     We believe direct connections to our state-of-the-art backbone network through fiber optic lines offer the highest level of system reliability and transmission speed capability.

Hybrid Fiber Coaxial

     We currently provide our high-speed Internet access through hybrid fiber coaxial connections in 115 service areas. These HFC connection services are provided over our own cable network in 46 service areas, Powercomm’s cable network in 41 service areas and other system operators’ cable networks in 28 areas. The approximate number of homes passed in these areas is 8.3 million.

     We have agreements with cable system operators in 28 service areas. Each of these system operators is responsible for maintaining subscriber lines and subscriber relationships within its service area. The system operators in the service areas in which we own a network also provide cable television services to subscribers. We receive a portion of the revenues generated by the system operators’ cable television services. Most of the agreements are for one-year terms that are automatically renewed absent termination by either party.

     The head-end of each system operator is connected to our regional data center at a maximum speed of 1 Gbps, either through self-constructed fiber optic lines or through lines leased from Dacom. We currently provide services using HFC lines at a maximum speed of ten Mbps downstream and 600-700 Kbps upstream. As of April 30, 2003, we provided our services to 8,255,032 subscribers through our HFC connection services. As of April 30, 2003, our network was connected to 1,040 cells through HFC connections.

Wireless Connections

     We also provide the use of wireless last-mile connections to our fiber optic network. We expect wireless connections to allow us to expand the coverage of our network at a lower cost per subscriber than through building wire-line connections to our backbone network. In addition, wireless connection equipment and infrastructure are easier and quicker to install than wire-line connections to our backbone network.

     LMDS services. Services utilizing LMDS technology are marketed to small corporate subscribers and small apartment complexes. LMDS services are available in ten cities, including Seoul and Pusan. LMDS technology is a technology used around the world in broadband wireless telecommunications systems. As of April 30, 2003, our network was connected to 865 buildings through LMDS connections.

Internet Data Center

     In May 2000, we opened N-GENE, our IDC, in Seoul with a total area of 40,000 square meters. N-GENE has the capacity to accommodate 150,000 servers. As of April 30, 2003, N-GENE hosted approximately 8,346 servers.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion together with the rest of this annual report, including the financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in Korean Won and prepared in accordance with Korean GAAP. The results discussed below are not necessarily indicative of the results to be expected in any future periods.

5.A       OPERATING RESULTS

Results of Operations

     We commenced commercial operations of our high-speed Internet access services and voice services on April 1, 1999 through fiber optic connections in the cities of Seoul, Pusan, Ulsan and Inchon. We currently provide our high-speed Internet access services in 80 cities and 47 districts and voice services in 32 major cities. As of April 30, 2003, we had 1,581 employees and had 2,976,620 high-speed internet access service subscribers, 996,696 local call service subscribers and 7,051 leased line service subscribers.

Year ended December 31, 2002 compared to the year ended December 31, 2001

     In 2002, we reclassified our business segments along the lines of broadband services, voice services and leased line services. For example, voice services that were bundled with our broadband services were included in our broadband services until 2001 but in 2002, those services were included in our voice services. Our business segment information for the year ended December 31, 2001 was changed to reflect such reclassification. See Notes 25 and 26(21) to our financial statements for more information on our business segments.

     Operating Revenues. Our total revenues for the year ended December 31, 2002 were Won 1,417,854 million (U.S.$1,195.2 million), an increase of Won 587,133 million, compared to total revenue of Won 830,721 million in 2001. The increase in total revenue in 2002 was primarily due to revenue increases of (i) Won 328,091 million from our broadband services from Won 641,544 million in 2001 to Won 969,635 million in 2002, (ii) Won 96,135 million from our voice services from Won 114,529 million in 2001 to Won 210,664 million in 2002, and (iii) Won 94,107 million from our leased line services from Won 17,706 million in 2001 to Won 111,813 million in 2002. The increase in our broadband services revenues was primarily due to an increase in the number of our broadband services subscribers from 2,045,196 as of December 31, 2001 to 2,877,526 as of December 31, 2002. The increase in our local telephony services revenues was primarily due to an increase in the number of customers from 332,679 as of December 31, 2001 to 639,530 as of December 31, 2002. The increase in our leased line services revenues was primarily due to an increase in the number of customers from 3,216 as of December 31, 2001 to 5,861 as of December 31, 2002.

     Operating Expenses. Our total operating expenses for the year ended December 31, 2002 was Won 1,396,426 million (U.S.$1,177.1 million), an increase of Won 395,091 million, compared to total operating expenses of Won 1,001,335 million in 2001. The increase in operating expenses in 2002 was primarily due to increases of (i) Won 116,001 million in depreciation expenses, primarily due to our investment in additional telecommunication equipment and facilities, (ii) Won 82,280 million in telecommunication equipment lease expenses, due primarily to an increase in payments related to leased fiber optic and cable lines, (iii) Won 74,030 million in sales commissions paid to our sales agents, primarily from an increase in the number of our subscribers, (iv) Won 38,974 million in commissions, primarily from an increase in payments for outsourcing services and (v) Won 27,745 million in interconnection charges, primarily due to an increase in the number of our local telephony services subscribers.

     Operating Income. Our total operating income for the year ended December 31, 2002 was Won 21,428 million (U.S.$18.1 million), compared to a total operating loss of Won 170,614 million in 2001. We recorded total operating income in 2002 as a result of a larger increase in our operating revenues than our expenses in 2002, as compared to 2001.

     Non-Operating Income. Our non-operating income for the year ended December 31, 2002 was Won 70,365 million (U.S.$59.3 million), an increase of Won 20,858 million, compared to non-operating income of Won 49,507 million in 2001. The increase in non-operating income in 2002 was primarily due to increases in gain on foreign currency translations and interest income, offset in part by decreases in gain on valuation of marketable securities and gain on foreign currency transactions. Our gain on foreign currency translations increased by Won 16,526 million from Won 538 million in 2001 to Won 17,064 million in 2002, primarily due to the appreciation of Korean Won against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to Won 1,186.30 to U.S.$1.00 as of December 31, 2002. Our interest income increased by Won 6,255 million from Won 26,506 million in 2001 to Won 32,761 million in 2002, primarily due to an increase in our interest bearing financial instruments. Our gain on valuation of marketable securities decreased by 5,266 million from Won 5,271 million in 2001 to Won 5 million in 2002, primarily due to the downturn of Korean securities market. Our gain on foreign currency transactions decreased by 4,962 million from Won 6,522 million in 2001 to Won 1,560 million in 2002, primarily due to the appreciation of Korean Won against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to a range of Won 1,201.20 ~ 1,316.00 to U.S.$1.00 as of the period during which we made the foreign currency payments.

     Non-Operating Expenses. Our non-operating expenses for the year ended December 31, 2002 were Won 219,471 million (U.S.$185.0 million), an increase of Won 91,770 million, compared to non-operating expenses of Won 127,701 million in 2001. The increase in non-operating expenses in 2002 was primarily due to increases in interest expenses and loss on disposal of trade receivables. Our interest expenses increased by Won 62,181 million from Won 107,231 million in 2001 to Won 169,412 million in 2002, primarily from an increase in our borrowings. See Note 15 to our financial statements for a more detailed analysis of our long-term debt and debentures. Our loss on disposal of trade receivables increased by Won 18,193 million from Won 4,100 million in 2001 to Won 22,293 million in 2002, primarily due to the recognition of the difference between the trade receivables and the long-term advances received in connection with the asset backed securities issued by Hanafos Securitization Specialty Co., Ltd. and 1st Dreamline Securitization Specialty Co., Ltd. See Note 16 to our financial statements for more information.

     Income Taxes. Our statutory income tax rate for 2002 was 29.7%. For the year ended December 31, 2002, we reported income taxes of Won 1,083 million (U.S.$0.9 million), an increase of Won 1,048 million, compared to income taxes of Won 35 million in 2001. See Note 21 to our financial statements for a more detailed analysis of our income taxes and deferred income taxes.

     Net Loss. Our net loss for the year ended December 31, 2002 was Won 125,025 million (U.S.$105.4 million), a decrease of Won 120,877 million, compared to a net loss of Won 245,902 million in 2001.

Year ended December 31, 2001 compared to the year ended December 31, 2000

     In 2002, we reclassified our business segments along the lines of broadband services, voice services and leased line services. However, our business segment information for the years ended December 31, 2000 and 2001, as used in this section, does not reflect such reclassification.

     Operating Revenues. Our total revenues for the year ended December 31, 2001 were Won 830,721 million (U.S.$700.3 million), an increase of Won 487,917 million, compared to total revenue of Won 342,804 million in 2000. The increase in total revenue in 2001 was primarily due to revenue increases of (i) Won 357,385 million from our broadband services from Won 284,159 million in 2000 to Won 641,544 million in 2001, (ii) Won 80,440 million from our local telephony services from Won 34,089 million in 2000 to Won 114,529 million in 2001, and (iii) Won 25,259 million from our intelligent network services from Won 2,702 million in 2000 to Won 27,961 million in 2001. The increase in our broadband services revenues was primarily due to an increase in the number of our broadband services subscribers from 1,104,423 as of December 31, 2000 to 2,045,196 as of December 31, 2001. The increase in our local telephony services revenues was primarily due to an increase in the number of customers from 127,352 as of December 31, 2000 to 274,429 as of December 31, 2001. The increase in our intelligent network services revenues was primarily due to an increase in the number of services offered on our intelligent network.

     Operating Expenses. Our total operating expenses for the year ended December 31, 2001 was Won 1,001,335 million (U.S.$844.1 million), an increase of Won 353,920 million, compared to total operating expenses of Won 647,415 million in 2000. The increase in operating expenses in 2001 was primarily due to increases of (i) Won 132,284 million in depreciation expenses, primarily due to our investment in additional telecommunication equipment and facilities, (ii) Won 54,793 million in telecommunication equipment lease expenses, due primarily to an increase in payments related to leased fiber optic and cable lines, (iii) Won 38,815 million in sales commissions paid to our sales agents, primarily from an increase in the number of our subscribers, (iv) Won 34,006 million in interconnection charges, primarily due to an increase in the number of our local telephony services subscribers and (v) Won 33,043 million in commissions, primarily from an increase in payments for outsourcing services.

     Operating Loss. Our total operating loss for the year ended December 31, 2001 was Won 170,614 million (U.S.$143.8 million), a decrease of Won 133,997 million, compared to a total operating loss of Won 304,611 million in 2000. The decrease in operating loss in 2001 was a result of a larger increase in our operating revenues than our expenses in 2001, as compared to 2000.

     Non-Operating Income. Our non-operating income for the year ended December 31, 2001 was Won 49,507 million (U.S.$41.7 million), a decrease of Won 12,033 million, compared to non-operating income of Won 61,540 million in 2000. The decrease in non-operating income in 2001 was primarily due to a decrease of Won 31,072 million in interest income, offset in part by an increase of Won 5,257 million in our gain on valuation of marketable securities. Our interest income decreased by Won 31,072 million from Won 57,578 million in 2000 to Won 26,506 million in 2001, primarily due to a decrease in our interest bearing financial instruments. Our gain on valuation of marketable securities increased by 5,257 million from Won 14 million in 2000 to Won 5,271 million in 2001, primarily due to increases in value of beneficial certificates held by us.

     Non-Operating Expenses. Our non-operating expenses for the year ended December 31, 2001 were Won 127,701 million (U.S.$107.6 million), an increase of Won 63,685 million, compared to non-operating expenses of Won 64,016 million in 2000. The increase in non-operating expenses in 2001 was primarily due to an increase of Won 63,220 million in interest expenses, primarily from an increase in our borrowings.

     Income Taxes. Our statutory income tax rate for 2001 was 29.7%. For the year ended December 31, 2001, we reported income taxes of Won 35 million (U.S.$0.030 million), a decrease of Won 22 million, compared to income taxes of Won 57 million in 2000. See Note 21 to our financial statements for a more detailed analysis of our income taxes and deferred income taxes.

     Net Loss. Our net loss for the year ended December 31, 2001 was Won 245,902 million (U.S.$207.3 million), a decrease of Won 59,268 million, compared to a net loss of Won 305,170 million in 2000.

Impact of Inflation

     In view of our operating history, we believe that inflation in Korea has not had a material impact on our results of operations. Inflation in Korea in 1999, 2000, 2001 and 2002 was 0.8%, 2.3%, 4.1% and 2.7% respectively.

Impact of Foreign Currency Fluctuations

     See “Item 11 — Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk”.

Governmental, Economic, Fiscal, Monetary or Political Policies or Factors

     See “Item 3 — Risk Factors—Risks Related to Korea” and “Item 10 — Additional Information — Taxation”.

5.B      LIQUIDITY AND CAPITAL RESOURCES

     For the first time since our inception, we had positive cash flows from operating activities of Won 52,473 million in 2002, compared to significant negative cash flows from operating activities in 2000 and 2001. Net cash used in operating activities totaled Won 129,902 million and Won 34,306 million in 2000 and 2001, respectively. Net cash provided by or used in operating activities in 2000, 2001 and 2002 primarily reflected net loss, adjusted for depreciation.

     Since our inception, we have met our working capital and other capital requirements principally from equity and debt financings. Net cash provided by financing activities totaled Won 1,466,655 million, Won 498,008 million and Won 273,818 million for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. The following is a summary of our major financing transactions:

•	On February 29, 2000, we entered into a four-year term loan agreement with Hewlett-Packard Korea Ltd., under which we borrowed U.S.$44 million.

•	On April 4, 2000, we issued 24 million American Depositary Shares, at a price per ADS of U.S.$15.51, which resulted in aggregate proceeds of up to U.S.$359.21 million.

•	On March 6, 2001, we issued U.S.$100 million zero coupon bonds due 2006 with warrants attached, which resulted in aggregate proceeds of U.S.$97.4 million. On March 6, 2002, bondholders exercised their put option and we repaid the bonds in full.

•	On July 20, 2001, Dreamline, our consolidated subsidiary, issued U.S.$30 million zero coupon bonds with warrants with a guaranteed interest rate of 8.0% per annum after one year from issuance, which resulted aggregate proceeds of Won 38,561 million.

•	On October 23, 2001, we transferred beneficiary certificates of Won 341,000 million representing our future trade receivables to Hanafos Securitization Speciality Co., Ltd., a special purpose vehicle established in Korea, which resulted in aggregate proceeds of Won 309,000 million.

•	On December 24, 2001, we issued Won 27,800 million convertible bonds with a coupon interest rate of 1.0% per annum and a guaranteed interest rate on maturity of 2.0% per annum.

•	On February 26, 2002, we issued U.S.$100 million zero coupon bonds due 2007 with warrants attached, which resulted in aggregate proceeds of U.S.$97.8 million.

•	On April 18, 2002, we transferred our beneficiary certificates of Won 226,800 million representing our future receivables to HanaDream Co., Ltd., a special purpose vehicle established in Korea, which resulted in aggregate proceeds of Won 207,000 million.

•	On August 2, 2002, we disposed of all of our shares in Hanaro Technologies, Inc., our consolidated subsidiary, for Won 1,037 million.

•	On December 24, 2002, we redeemed convertible bonds issued to Cheil Jedang and Jae-Hyun Lee on December 24, 2001, for an aggregate amount of Won 28,080 million.

     We have also satisfied a portion of our capital requirements through income derived from investments made principally with the proceeds of our equity investments. Our interest income derived from short-term financial instruments and gains realized from the sale of beneficiary certificates in 2000, 2001 and 2002 was Won 57,578 million, Won 26,696 million and Won 34,479 million, respectively.

     Short-term financial instruments consist primarily of time deposits and repurchase agreements that invest in short-term highly liquid securities. These investments generate fixed rates of return. Beneficiary certificates are interests in funds consisting primarily of fixed-rate corporate bonds of Korean companies. The estimated fair values of our investments in beneficial certificates fluctuate based upon prevailing interest rates in Korea. We expect interest income and gains from the sale of marketable securities to decrease as we continue to use our funds from cash and cash equivalents, short-term financial instruments and marketable securities to satisfy our debt repayment and debt service obligations.

     As of December 31, 2002, we had outstanding corporate debentures (excluding the current portion thereof) in the amount of Won 617,647 million. The creditors include The Korea Development Bank and various other domestic financial institutions. The term of such instruments range from one and a half to five years and the interest rates range from 6.00% to 12.46%.

     As of December 31, 2002, we had outstanding long-term debt (excluding the current portion thereof) in the aggregate amount of Won 213,233 million. Of that amount, 98.0% was denominated in Won and 2.0% was denominated in Dollars. The Won-denominated long-term debt consisted of amounts borrowed from the Information Promotion Fund established by the Korean government, asset backed loans and general loans borrowed from various domestic financial institutions. The Information Promotion Fund consists of amounts paid into government-sponsored funds by Korean telecommunications companies as required by the terms of telecommunications licenses. Our debt from the Information Promotion Fund bears interest rates ranging from 5.91% to 7.25%, a rate slightly lower than the rate currently charged by Korean commercial banks. The terms of the loans are for five years, with principal repaid in installments over the last three years of such terms (including two-year grace period). Our asset backed loans bear the interest rate of 8.40%, with the term of two years. Our long-term debt from domestic financial institutions bears interest rates ranging from 6.00% to 9.94%, with the terms ranging from two to five years. The dollar-denominated long-term debt consisted of amounts borrowed from Hewlett-Packard. Our debt from Hewlett-Packard bears an interest of 9.16%. As of December 31, 2002, our ratio of long-term liabilities to shareholder’s equity was 64.9% and our ratio of total liabilities to shareholder’s equity was 170.9%.

     On March 6, 2001, we issued zero coupon bonds with warrants in the amount of U.S.$100.0 million. Each bond was issued with one warrant attached thereto, which entitles the holder to subscribe our common share at an initial exercise price of Won 6,500 per common share, subject to certain adjustments. On June 6, 2001, the exercise price of these warrants was adjusted to Won 5,000. The rights under the warrants are exercisable from and including June 6, 2001 up to the close of banking business in Seoul on February 6, 2006. On March 6, 2002, bondholders exercised their put option and we repaid the bonds in full. As of April 30, 2003, 15,322,680 out of 24,714,000 warrants were exercised. The warrants are listed on the Luxembourg Stock Exchange.

     On July 20, 2001, Dreamline, our consolidated subsidiary, issued U.S.$30 million zero coupon bonds with warrants with a guaranteed interest rate of 8.0% per annum after one year from issuance. The warrants entitle the holder to subscribe Dreamline common shares at Won 5,000 per common share and may be exercised from and including October 20, 2001 until and including July 13, 2004. On July 22, 2002, bondholders exercised their put option and we repaid the bonds in full. As of April 30, 2003, none of the warrants was exercised and 7,869,600 warrants remained outstanding.

     On October 23, 2001, we entered into a Trust Deed with Shinhan Bank, to establish a trust with assets comprising of our future trade receivables originating from service fees paid by our subscribers for the period commencing on October 2001 until April 2004. Shinhan Bank issued to us beneficiary certificates with a total value of Won 341,000.0 million. On October 23, 2001, we also entered into an Asset Transfer Agreement with Hanafos Securitization Speciality Co., Ltd., a special purpose vehicle established in Korea, pursuant to which we agreed to transfer such beneficiary certificates to Hanafos Securitization in consideration for Won 309,000.0 million. Hanafos Securitization issued asset-backed securities in the aggregate amount of Won 309,000.0 million. We received Won 9,000.0 million, and third party investors purchased Won 300,000.0 million, of such securities. Hanafos Securitization remitted the cash proceeds of Won 300,000.0 million to us on October 31, 2001. We recorded Won 309,000 million as long-term advances received. In connection with this transaction, Hanafos Securitization entered into an agreement with Shinhan Bank to establish a credit line of up to Won 200 billion available until April 30, 2004, under which Shinhan Bank has agreed to advance a loan of an amount up to the credit limit to Hanafos Securitization if required for payment of expenses related to the performance of the asset transfer agreement. See Note 16 to our consolidated financial statements for more information about our sale of future trade receivables.

     On December 24, 2001, we issued Won 27,800.0 million convertible bonds with a coupon interest rate of 1.0% per annum and a guaranteed interest rate on maturity of 2.0% per annum. The bonds may be converted to our common shares from December 24, 2002 until December 23, 2004 at a conversion price of Won 5,000 per common share. On December 24, 2002, we redeemed all of such convertible bonds, for an aggregate amount of Won 28,080 million.

     On February 26, 2002, we issued U.S.$100.0 million zero coupon bonds with warrants to subscribe in aggregate for shares of our common stock up to U.S.$15 million at an exercise price of Won 7,388 per common share, subject to certain adjustments. On May 27, 2002, the exercise price of these warrants was adjusted to Won 5,977. On August 26, 2002, there was another adjustment to the exercise price of warrants to Won 5,000 per share. The rights under the warrants are exercisable from and including May 26, 2002 up to the close of banking business in Seoul on January 26, 2007. Unless previously redeemed or purchased and in each case cancelled, the bonds will be redeemed at 146.9328% of their principal amount on February 26, 2007. The bonds and warrants are listed on the Luxembourg Stock Exchange.

     On April 18, 2002, we entered into a Trust Deed with Kookmin Bank, to establish a trust with assets comprising of certain of our future trade receivables originating from service fees paid by our subscribers for 24 months commencing from April 2002 until April 2004. Kookmin Bank issued to us beneficiary certificates with a total face value of Won 226,800.0 million. On April 18, 2002, we also entered into an Asset Transfer Agreement with HanaDream Co., Ltd., a special purpose vehicle established in Korea, under which we agreed to transfer such beneficiary certificates to HanaDream in consideration for Won 207,000.0 million. HanaDream assumed asset-backed loans in the aggregate amount of Won 207,000.0 million. We granted Won 7,000.0 million, and other banks granted Won 200,000.0 million, of such loans. HanaDream remitted the cash proceeds of Won 200,000.0 million to us on April 25, 2002.

     We currently have in place agreements with Korea Exchange Bank for the issuance of letters of credit in connection with the procurement of equipment from foreign suppliers in the aggregate amount of U.S.$10 million. As of December 31, 2002, we had no letters of credit issued for our benefit.

     As of December 31, 2002, we had provided four blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Card Services Corp. in connection with our borrowings from and lease agreements with such financial institutions. As of December 31, 2002, Dreamline, our consolidated subsidiary, had provided five promissory notes and one blank check, respectively, to KDB Capital Corp., Cisco Systems Capital Korea Ltd., Samsung Life Insurance Co., Ltd. and Jeil Mutual Savings Bank in connection with their borrowings from and lease agreements with such financial institutions. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

     On March 20, 2003, we entered into a trust agreement with Korea Real Estate Investment Trust Co., Ltd., pursuant to which we assigned to Korea Real Estate Investment Trust, title to our information center at Ilsan-ku, Koyang-shi, Kyunggi-do, valued at Won 57.5 billion as of the end of March 2003. Korea Real Estate Investment Trust issued to us beneficiary securities amounting to Won 65 billion, which we may provide to financial institutions as collateral for loans from such institutions. On November 14, 2002, we obtained from Korea Exchange Bank, or KEB, a one-year loan facility of Won 30 billion, at an interest rate of 6.8% per annum. As security for our obligations under the loans drawn down pursuant to this loan agreement, we provided to KEB the securities we received pursuant to such Real Estate Collateral Trust Agreement. See “Item 10—Additional Information—Material Contracts—Real Estate Collateral Trust Agreement between Hanaro Telecom and Korea Real Estate Investment Trust Co., Ltd.”

     Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short-term and long-term debt arrangements, are summarized below and are fully disclosed in Notes 13, 15 and 16 to our financial statements.

	Payments due by period

					More
		Less than			than 5
Contractual Obligations	Total	1 year	1-3 years	3-5 years	years

	(in millions of Won)
Long-Term Debt	401,841	188,210	169,129	44,502	—
Debentures	1,460,780	821,530	639,250	—	—
Capital Lease Obligations	74,232	36,145	35,666	2,421	—
Operating Lease	111,867	46,510	65,238	119	—
Long-term Advances Received (trade receivable securitization)	355,093	256,424	98,669	—	—
Total Contractual Cash Obligations	2,403,813	1,348,819	1,007,952	47,042

     As explained in Note 26(2), we do not participate in, nor secure, financings for any unconsolidated, special purpose entities under U.S. GAAP.

     Our capital expenditure on property and equipment in 2002 totaled Won 379 billion, compared to Won 603 billion in 2001 and Won 1,787 billion in 2000. Capital expenditures consisted primarily of purchasing and deploying switchboards, fiber optic cable lines and other telecommunication equipment. The following table sets forth the amount of our capital expenditures incurred in 2000, 2001 and 2002:

	2000	2001	2002

	(in billions of Won)
Backbone network	551.8	200.2	128.5
Last mile connection	1,029.3	348.9	205.9
Internet	138.4	12.8	3.1
Others	55.4	40.9	41.3

Total	1,774.9	602.8	378.8

     Our current capital expenditure plan calls for the following expenditures:

•	Won 3 billion in the year 2003; and

•	Won 290.1 billion in the year 2004.

Percentage Break-down of Capital Expenditures

	Roll-out of	Building Last-	Other
Year	BackboneNetwork	Mile Connections	Expenditures

2003 (expected)	33%	40%	27%
2004 (expected)	33%	41%	26%

     We, as well as other license holders, are required to make annual contributions to public research and development funds under the terms of the licenses granted to us by the Korean government to operate our business. On May 9, 2002, the MIC announced that, effective from 2002, only the NSPs whose total voice and leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. In 2002, we did not realize a net profit and are not required to make any contribution for 2002 in 2003.

     Under Korean law, an employee with more than one year of service is entitled to receive from its company a lump-sum payment upon termination of its employment, based on the length of service and the rate of pay at the time of termination. In 2002, we made severance payments of Won 5,786 million. Our accrued severance indemnities as of December 31, 2002 was Won 24,094 million.

     At December 31, 2002, we had provided loans to our employees in the amount of Won 16,373 million for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2002, we had also provided housing loans and other loans for medical expenses and dependent educational expenses to our employees in the amount of Won 7,888 million and Won 209 million, respectively. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2002, we had not experienced any defaults under these loans. The loans are provided as a perk to our employees and are not required by Korean law. Our officers and directors are not eligible for these loans.

     In 2000 and 2001, we had a program pursuant to which we provided secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after three years from the date of the loan by equal installments on a quarterly basis for two years. As of April 30, 2003, we had outstanding interest-free loans to eight cable network operators in the aggregate amount of Won 6.7 billion. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

     On October 18, 2002, we acquired a 24.8% equity interest in Korea Digital Cable Media Center at Won 500 million.

     Until such time as funds are required in accordance with our capital expenditure plans or payments are required to be made under our obligations, substantially all of our funds are held either in bank deposits, short-term money market instruments, short-term financial instruments and beneficiary certificates. The following table sets forth the amount of our funds in short-term financial instruments, beneficiary certificates and money market funds held by us at the end of each of December 31, 2000, December 31, 2001 and December 31, 2002.

	2000	2001	2002

	(in millions of Won)
Money market funds	240,865	160,262	214,100
Short-term financial investments	141,734	150,040	150,499
Beneficiary certificates	15,318	50,586	17,630

     Historically, we have been unable to generate sufficient cash flow from operations to meet our operating needs and have principally relied on equity and debt financings to fund our operations. In order to meet our currently anticipated capital expenditure, operating needs, debt service and debt repayment requirements and accounts payable, we need to raise approximately Won 250 billion and Won 800 billion during the second half of 2003 and 2004, respectively. We plan to meet such funding requirements through long-term borrowings, the proceeds of equity and corporate bond offerings and vendor financing. Our ability to obtain such financing will be dependent upon our future performance and market conditions, among other factors. We cannot assure you that long-term borrowings, vendor financing or any alternative financing will be available on favorable terms, or at all. If we are unable to obtain sufficient new debt or equity financing, we may default on our debt service and debt repayment obligations. In order to avoid defaulting on our indebtedness, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, there is no assurance that any refinancings will be effected on satisfactory terms. See “Item 3—Key Information—Risk Factors—Because currently available funds and cash flow from operations are not likely to be sufficient to fund our operations or sustain our debt service and debt repayment obligations, we will need to refinance certain indebtedness and are likely to require additional capital which may not be available on acceptable terms.”

5.C       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Our research and development division consists of a quality control center, a new technology development center, an Internet related development center, four R&D planning teams and a digital economy research team. We spent approximately Won 19,009 million, Won 17,782 million and Won 11,417 million in 2000, 2001 and 2002, respectively, on R&D activities. In 1999, most of our R&D projects were outsourced to Dacom’s R&D division. In 2001 and 2002, our in-house R&D center conducted most of our R&D activities. We have the following major projects currently in process: quality assurance system, network management system (private and enterprise) and intelligence network service, data network management system, system management information exchange between network operators and development of gateway technology, digital subscriber line asymmetric multiplexer (DSLAM) network, cable television network, customer network management system (CNMS) network management systems, WLL and B-WLL systems, next generation wireless system, microwave satellite system, VoIP, home networking and power line communication systems.

5.D      TREND INFORMATION

     Korea, as in most parts of Asia, has seen substantial growth in the number of Internet users. The government of Korea is supporting this growth as evidenced in its “Cyber Korea 21 Policy” and “e-Korea Vision 2006”, which outlines the government’s plan to prepare Korea for the next information age. The number of Internet users climbed from approximately 10.9 million as of December 1999 to 26.3 million as of December 2002, according to the Korea Network Information center. We are targeting Korea’s fast growing Internet user population with our high-speed Internet access services.

     We generate, and expect to continue to generate, most of our operating revenues from the monthly fees paid by our subscribers for high-speed Internet access services. We also believe that as our voice services subscriber base grows, we will also generate more revenues from our voice services.

     Our operating expenses consist primarily of depreciation expenses, sales commissions paid to our sales agents and telecommunication equipment lease expenses. As we have reached our target business and] network coverage, we do not expect substantial increases in our future operating expenses. However, we expect moderate increases in depreciation expenses associated with additional deployment of infrastructure and interconnection charges resulting generally from greater amounts of traffic over our network.

     For the first time since our inception, we recorded operating income of Won 21,428 million in 2002. Until 2002, the total operating loss resulted from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. Although we cannot assure you that we will continue generating operating profits in the future, we believe that as the number of subscribers to our services increases, our operating margins will improve.

     We generate revenues primarily from the monthly fees paid by our high-speed Internet access services subscribers, our local telephony services customers and our leased line services customers. In 2002, we generated approximately 68.4%, 14.9% and 7.9% of our total revenues from our high-speed Internet access services, our local telephony services and our leased line services, respectively.

     Our ability to generate future revenues will depend on a number of factors, certain of which are beyond our control. The prices of communications services and products in general have fallen historically, and may continue to fall. In order to achieve and maintain profitability, we will need to increase the number of our subscribers. See “Item 3—Key Information—Risk Factors—We have experienced continuing operating losses and expect future losses.” In addition, we currently intend to continue to make capital expenditures and marketing and sales expenditures in order to enhance our networks and broaden our subscriber base. To the extent that such expenses are not accompanied or followed by increased revenues, our business, operating results and financial condition will be materially adversely affected. See “Item 3 – Key Information – Risk Factors” for a detailed discussion of the risks involved in any investment in our company.

5.E      OTHER INFORMATION

Critical Accounting Policies

     Our financial statements are prepared in accordance with accounting principles that are generally accepted in Korea. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. We believe the following represents our critical accounting polices.

Revenue recognition

     Revenue related to installation of service and sales of customer premises equipment is recognized when the equipment is delivered and installation is completed. Our customer activation fees are recorded as revenues when billed and revenue for local call and high-speed Internet access is recognized monthly as the services are provided. We recognize revenue from other services including leased line services when the services are provided in accordance with the contract terms.

     Accounting practice and guidance with respect to the accounting treatment of the above transactions is evolving. Any changes in the accounting treatment could affect the manner in which we account for revenue and expenses associated with these transactions in the future.

Allowance for doubtful accounts

     We maintain an allowance for doubtful accounts for estimated losses, which result from the inability of our customers to make the required payments. We base our allowance on the likelihood of recoverability of accounts receivable based on past experience and taking into account current collection trends that are expected to continue. If economic or specific industry trends worsen beyond our estimates, actual losses could exceed estimated losses, and we would need to increase our allowance for doubtful accounts by recording additional expense.

Estimated useful lives of property and equipment

     We estimate the useful lives of property and equipment in order to determine the amount of depreciation expense to be recorded during each reporting period. The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets.

Investments in non-listed equity securities

     We have investments in non-listed equity securities that are stated at acquisition cost. If we determine that a decline in the net asset value below the book value of an investee is temporary and recoverable, such unrecognized valuation loss is reflected as a reduction of shareholders’ equity. If the net asset value of an investee declines compared to the acquisition cost and is not expected to recover, the carrying value of the non-listed equity security is adjusted to the net asset value, with the resulting valuation loss charged to current operations. As part of this evaluation, we consider the investee’s results of operations, the investee’s performance forecast and general market conditions. If economic or specific industry trends worsen beyond the Company’s estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

Deferred income taxes

     We calculate our deferred tax assets and liabilities using the enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If the enacted tax rates change, we would need to adjust our calculation of deferred tax assets and liabilities. Changes in the amount of recorded deferred tax assets and liabilities would be recognized as a change in the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We record deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate amount, we take into account the level of expected future taxable income. As of December 31, 2001 and 2002, we did not recognize deferred tax assets for temporary difference and tax effects of net loss carry forwards due to the uncertainty of the future realization of the deferred tax benefits.

U.S. GAAP Reconciliation

     The principal differences between Korean GAAP and U.S. GAAP as they relate to us are the accounting for development costs, the revenue recognition for activation fee, the treatment of pre-operating expenses, the recognition of the license fee paid for on our behalf by our major shareholders, the recognition of detachable stock warrants and the deferred tax effects of these differences. In addition, under U.S. GAAP, certain subsidiaries, including Dreamline Corporation and M-commerce Co., Ltd., would be accounted for under the equity method and special purpose entities would be consolidated.

     In 2000, we recorded a net loss of Won 298,351 million under U.S. GAAP compared to a net loss of Won 305,170 million under Korean GAAP, primarily because of the reconciliation of the licensing cost and the different accounting treatments of development costs, activation fees and stock compensation expense. In 2001, we recorded a net loss of Won 244,447 million under U.S. GAAP compared to a net loss of Won 245,902 million under Korean GAAP, primarily because of changes in consolidated subsidiaries and the different accounting treatment of detachable stock warrants except for the GAAP difference carried over from prior years. In 2002, we recorded a net loss of Won 162,525 million under U.S. GAAP compared to a net loss of Won 125,025 million under Korean GAAP, primarily because of the different accounting treatment of detachable stock warrants except for the GAAP difference carried over from prior years.

     The shareholders’ equity under U.S. GAAP is higher than under Korean GAAP by Won 91,709 million and lower by Won 115,909 million at December 31, 2001 and 2002, respectively, primarily as a result of:

•	the difference in the presentation of minority interest;

•	the difference in the treatment of affiliates and special-purpose entity;

•	the difference in the treatment of loans to employees;

•	the difference in the treatment of licensing costs;

•	the difference in the treatment of detachable stock warrants;

•	the difference in the treatment of activation fees; and

•	the difference in the treatment of goodwill.

     For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 26 to the consolidated financial statements.

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A      DIRECTORS AND SENIOR MANAGEMENT

     The current members of the board of directors and senior executive officers (whose business addresses are at 726, Janghang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea are as follows:

Name	Age	Position

In-Haeng Lee	49	Representative Director and Senior Executive Vice President
Jong Myung Lee	49	Senior Executive Vice President
Jin Duck Kim	49	Director and Executive Vice President
Jin-Ha Kim	47	Executive Vice President
Hong Yeol Joo	47	Senior Vice President
Taek Min Kwon	44	Senior Vice President
Hyung-Keun Song	48	Senior Vice President
Jin-Woong Kho	39	Senior Vice President
Young Ho Cho	56	Senior Vice President
Kyoung Lim Yun	39	Senior Vice President
Matt Lee	44	Vice President
Sung-Chan Son	48	Vice President
Gap Seok Oh	46	Vice President
Hyun Chul Shin	50	Vice President
Young Wan Cho	44	Vice President
Young-Woo Nam	51	Non-standing Director
Soon-Ho Hong	50	Non-standing Director
Sung Kyou Park	64	Outside Director & Member of Audit Committee
Yong Hwan Kim	60	Outside Director & Member of Audit Committee
Woong Hae Lee	61	Outside Director & Member of Audit Committee
Sun Woo Kim	61	Outside Director & Member of Audit Committee
Hang-Gu Bahk	56	Outside Director
Sa Hyeon Seo	57	Outside Director
Shin-Bae Kim	48	Outside Director

     In-Haeng Lee has served as a Director and Senior Executive Vice President of Hanaro Telecom since December 2001 and is currently also a Representative Director. From 1997 until December 2001, he held various positions at Hanaro Telecom, including the Head of Network and Sales. From 1983 until 1997, he held various positions at Dacom. He received a bachelor of science in computer science from Seoul National University in 1978, masters in industrial science from The Graduate School of Industry, Hanyang University in 1989 and a Ph.D. in computer science from Chungbuk University in 2002.

     Jong Myung Lee has served as a Senior Executive Vice President and the Head of the R&D center of Hanaro Telecom since November 1999, and was the Head of the IMT-2000 Business Division. He received a bachelor of science in electronic engineering in 1976 and masters in electronic engineering in 1978, both from Seoul National University. He acquired a Ph.D. in electronic engineering from North Carolina University in 1987 and obtained a post-doctorate standing from the University of Massachusetts in the area of designing DS-CDMA in 1995.

     Jin-Duck Kim has served as an Executive Vice President and Head of the Marketing Unit of Hanaro Telecom since February 2001, a Director and Senior Vice President of Hanaro Telecom since January 2000 and the Head of the Sales Group of Hanaro Telecom since September 1997. From 1983 until 1997, he served as the Head of the Human Development Division of Dacom. Mr. Kim has also served as a non-standing director of Hanaro T&I, our consolidated subsidiary, since November 2001. Mr. Kim received a bachelor of arts in political and diplomatic science from Youngnam University in 1981.

     Jin Ha Kim has served as an Executive Vice President of Hanaro Telecom since April 2002 and Head of the Network Facilities Division of Hanaro Telecom since November 1999. From 1982 until 1997, he served as the Head of the Local Network Facility Division and a Senior Managing Director of Dacom. He received masters in electrical engineering from Yonsei University in 1989.

     Hong Yeol Joo has served as a Senior Vice President of Hanaro Telecom since April 2002 and is currently the Head of the Business Sales Unit II. He previously served as the Head of the Business Solution Division, the Special Business Division and as Managing Director and the Head of the Technology Planning Division of Hanaro Telecom. He also served as a Senior Manager of the Telecommunication Network Planning Division of Dacom. Mr. Joo received a bachelor of electronic engineering from Hanyang University in 1978.

     Taek Min Kwon has served as a Senior Vice President of Hanaro Telecom since April 2002 and is currently the Head of the Corporate Support Unit. He previously served as the Head of the Strategy and Planning Division of Hanaro Telecom and as a Senior Manager of the Public Relations and Advertising Team of Dacom. Mr. Kwon received a bachelor of English literature from Dongguk University in 1984, and masters of international business administration from the Sogang University Business School in 1994.

     Hyung-Keun Song has served as a Senior Vice President of Hanaro Telecom since April 2002 and is currently the Head of the Sales Unit. Previously, he served as the Head of the Corporate Support Division, the President and CEO of our wholly owned subsidiary, Hanaro WEB(n)TVCo., Ltd., and the Head of the External Affairs Unit of Hanaro Telecom. Mr. Song received a bachelor of business administration from Sungkyunkwan University in 1982, and masters in economics from the Helsinki School of Economics and Business Administration in 1999.

     Jin-Woong Kho has served as a Senior Vice President of Hanaro Telecom since April 2002 and is currently the Head of the Business Incubation Unit and Head of the Wireless Network Business Planning Unit. Previously, he served as the Head of the Engineering Planning Unit. Mr. Kho received a bachelor of electronic engineering from Seoul National University in 1986, and masters in electrical engineering and electronics from Korea Institute of Science & Technologies in 1988.

     Young Ho Cho has served as a Senior Vice President of Hanaro Telecom since August 2002 and is currently the Head of the Corporate Sales I and Corporate Business Divisions of Hanaro Telecom. From January 1973 until March 1997, he served as a Chief Officer of the Korean National Intelligence Service. From August 1997 until August 2002, he served as an Executive Vice President and Senior Manager of the Sales Division of Dreamline. Mr. Cho received a bachelor of science in electronics from the Korean Military Academy in 1969 and masters in business administration from Dongguk University in 1981.

     Kyoung Lim Yun has served as a Vice President of Hanaro Telecom in charge of business planning and marketing since January 2000. From December 1998 until December 1999, he served as a Managing Director of the Marketing Unit of Hanaro Telecom. He acquired a Ph.D. in management policy in 1997 and a master’s degree in management science in 1988 from Korea Advanced Institute of Science and Technology. He also received a bachelor of arts in business administration from Seoul National University in 1986.

     Matt Lee has served as a Vice President of the Corporate Planning Unit of Hanaro Telecom since November 2001. He previously served as Vice President of Nokia Networks, Managing Director of Excel Tech, General Manager of Hyundai Electronics, and Member of Technical Staff in AT&T Bell Laboratories. Mr. Lee received a bachelor of arts in mathematics in 1984, masters in mathematics in 1985 and masters in statistics in 1986 from the University of Illinois, Urbana-Champaign.

     Sung-Chan Son has served as a Vice President of Hanaro Telecom since January 2002 and is currently the Head of the Wireless LAN Business Division of Hanaro Telecom. From January 2002 until May 2002, he served as the Head of the Network Operation Division of Hanaro Telecom. From November 2000 until December 2001, he served as a Managing Director and the Head of the Network Management Team of Hanaro Telecom. From May 1998 until April 2000, he served as a Managing Director and the Head of the Business Incubation Unit of Hanaro Telecom. Mr. Son received a bachelor degree in telecommunications engineering from Hankuk Aviation University in 1979, masters in electronics and electrical engineering from The Graduate School of Industry, Hanyang University in 1992 and masters in information technology from Hankuk Aviation University Graduate School in 2000.

     Gap Seok Oh has served as a Vice President of Hanaro Telecom since November 2002 and is currently the Head of the Corporate Support Unit of Hanaro Telecom. From January 2002 until November 2002, he served as a Managing Director and the Head of the Sales Planning & Support Team of Hanaro Telecom. From February 2001 until December 2001, he served as a Managing Director and the Head of the Corporate Sales I Unit of Hanaro Telecom. From November 1999 until February 2001, he served as a Managing Director and the Head of the Internet Business Unit of Hanaro Telecom. From July 1983 until November 1999, he served as a Managing Director and the Head of the External Affairs Unit of Dacom. Mr. Oh received a bachelor of arts in psychology from Seoul National University in 1979, masters in business administration from Seoul National University in 1981 and masters in business administration from the Helsinki School of Economics and Business Administration in 2001.

     Hyun Chul Shin has served as a Vice President of Hanaro Telecom since November 2002 and is currently the Head of the Corporate Sales II Division of Hanaro Telecom. From January 2002 until November 2002, he served as a Managing Director and the Head of the Corporate Sales I Unit of Hanaro Telecom. From November 2000 until December 2001, he served as a Managing Director and the Head of the Corporate Sales Unit of Hanaro Telecom. From April 2000 until October 2000, he served as a Managing Director and the Head of the Sales I Unit of Hanaro Telecom. From January 1998 until March 2000, he served as a Senior Manager and the Head of the Sales I Unit of Hanaro Telecom. From February 1985 until December 1997, he served as a Senior Manager of the Sales Unit of Dacom. From September 1977 until January 1985, he served as an associate at Korea Telecom. From May 1976 until August 1977, he was employed with Daewoo Motor Sales Corporation. Mr. Shin received a bachelor of arts in economics from Chunju University in 1992 and masters in business administration from The Graduate School of Business Administration, Chunbuk University in 1999.

     Young Wan Cho has served as a Vice President of Hanaro Telecom since December 2002 and is currently the Head of the Financial Strategy Unit of Hanaro Telecom. From January 2002 until December 2002, he served as a Managing Director and the Head of the Finance Team of Hanaro Telecom. From April 2000 until December 2001, he served as a Managing Director and the Head of the Financial Strategy Unit of Hanaro Telecom. From September 1997 until March 2000, he served as a Senior Manager and the Head of the Finance Unit of Hanaro Telecom. From January 1985 until September 1997, he served as a Senior Manager of the Finance Unit of Dacom. From July 1983 until November 1984, he was employed with Goldstar LG Electronics Inc. (then known as Goldstar). Mr. Cho received a bachelor of arts in business administration from Korea University in 1983 and masters in business administration from the Helsinki School of Economics and Business Administration in 2000.

     Young-Woo Nam has served as a non-standing Director of Hanaro Telecom since March 2000. From 1996 until 1999, he served as an executive vice president in charge of corporate administration at LG Information & Communications, Ltd. In 1995, he also served as a managing director of LG Information & Communications, Ltd. in charge of finance and public relations. In 1973, Mr. Nam received a bachelor of arts in business administration from Seoul National University. He also received masters in international business from Sogang University in 1992.

     Soon-Ho Hong has served as a non-standing Director of Hanaro Telecom since March 2002. From 2001 until 2002, he served as the Executive Vice President in charge of IMT-2000 System R&D team at Samsung Electronics Co., Ltd. and is currently the Executive Vice President in charge of Network Business Unit of Samsung Electronics. Mr. Hong received a bachelor of electronic engineering from Sogang University.

     Sung Kyou Park has served as an outside Director and member of the audit committee of Hanaro Telecom since March 2000. From 1998 until 1999, he served as Chairman and Chief Executive Officer of Daewoo Maghreb S.A. From 1996 until 1998, Dr. Park served as Chairman of Telecommunications Industry Association of Korea. He received a bachelor of electrical engineering from MIT. He also received masters in electrical engineering from Northeastern University in 1966 and a Ph.D. in electrical engineering from the University of Texas at Austin in 1971.

     Yong Hwan Kim has served as an outside Director and member of the audit committee of Hanaro Telecom since November 1999. From 1969 until 1978, he was a district prosecutor in Seoul, Taegu and Kwang-ju. He received masters in law from Seoul National University in 1966 and masters in comparative law and international law from New York University Law School in 1984. He is a member of the Korean Bar and the New York State Bar.

     Woong Hae Lee has served as an outside Director and member of the audit committee of Hanaro Telecom since March 2000. From 1998 until 2001, Mr. Lee served as an outside Director of Honam Petrochemical Corporation. Since 2001, he has served as a Vice Chairman of Sungto Corporation. In 1965, he received a bachelor of arts in business administration from Pusan National University. He also received masters in management accounting from Pusan National University in 1967.

     Sun Woo Kim has served as an outside Director and member of the audit committee of Hanaro Telecom since March 2003. Since 2000, he has served as a director of Korea Broadcasting System and is a member of the Korean Broadcasting Commission. From 1997 until 2001, he was a member of the Advisory Council on Democratic and Peaceful Unification. Since 1992, he served as an Executive Director of Pusan Daily. Mr. Kim received a bachelor of arts in political science from the Seoul National University in 1965 and masters in business administration from Dankook University in 1983.

     Hang-Gu Bahk has served as an outside Director of Hanaro Telecom since February 1999. From 1997 until 2001, Mr. Park served as an Executive Vice President of Hyundai Electronics Co., Ltd., and is currently the President of Hyundai Syscomm, Inc. Mr. Park received a bachelor of science in electronic science from Hanyang University in 1970 and a Ph.D. in computer engineering from the Postgraduate School of Korea University. Mr. Park is serving as a Director of Hanaro Telecom as Hyundai’s designee to our board of directors.

     Sa Hyeon Seo has served as an outside Director of Hanaro Telecom since March 2003. Since 1983,

he has served in the Ministry of Commerce, Industry and Energy of the Korean government. Mr. Seo received a bachelor of arts in law from Korea University in 1968 and completed an advanced management program at the Seoul National University in 1999. He also received a Ph.D. in business administration from Soonchunhyang University in 2001.

     Shin-Bae Kim has served as an outside Director of Hanaro Telecom since March 2002. Since 2001, he served as an Executive Vice President in charge of Information System Unit at Shinsegi Telecom and is currently as an Executive Vice President of Strategy and Planning Division at SK Telecom. Mr. Kim received a bachelor of industry engineering at Seoul National University in 1978 and masters in business administration at University of Pennsylvania.

     There are no family relationships between our directors and officers.

     Young-Woo Nam, Shin Bae Kim and Soon Ho Hong were nominated for directorship by LG, SK Telecom and Samsung Electronics, our major shareholders.

6.B      COMPENSATION

     We paid an aggregate of Won 869.9 million as compensation during 2002 to our directors and officers as a group. At the shareholders’ meeting held on March 28, 2003, our shareholders authorized payment of amounts up to an aggregate of Won 2,500.0 million to our directors (excluding officers) as compensation for the year 2003.

     We also granted to our directors and executive officers 161,100 stock options during 2000 under our stock purchase option plan. For a detailed description of the stock options, as well as the stock purchase option plan, see “Item 6 — Directors, Senior Management and Employees—Share Ownership—Stock Purchase Option Plan”.

     The aggregate amount we set aside or accrued during the year ended December 31, 2002 to provide retirement and severance benefits for our directors and executive officers (including our statutory auditor) was Won 1,900 million. During 2002, we paid retirement allowances of Won 1,480 million to retiring directors and executive officers.

6.C      BOARD PRACTICES

Board of Directors

     General. The board of directors has the ultimate responsibility for the administration of the affairs of Hanaro Telecom. Our Articles of Incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non-standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not officers, or otherwise employees, of Hanaro Telecom. Under the Korean Commercial Code and our Articles of Incorporation, directors serve a three-year term but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. Our Articles of Incorporation provide for a board of directors of not less than three standing directors and three non-standing directors and not more than 15 directors in total. The directors are elected at a general meeting of shareholders by a majority of the vote of the shareholders present or represented, subject to such majority equaling at least one-quarter of all issued and outstanding shares with voting rights. The attendance of at least one-third of the issued and outstanding shares, whether in person or by proxy, is required for a quorum. None of our directors is party to a service contract with our company that provides for benefits upon termination of employment.

     Shareholders’ Agreement. The seven original major shareholders of our company were parties to a consortium and joint venture agreement governing the terms of their investments in our company. Young-Woo Nam, Byung-Moon Suh, Hang-Gu Bahk, Jin-Chan Kim, Meyung-Uk Park, In-Ho Song and Do-Jin Kim were appointed to the board of directors of Hanaro Telecom pursuant to the terms of the agreement. This agreement was terminated on September 5, 1999. Do Jin Kim, Jin Chan Kim and In Ho Song completed their respective terms of office and are no longer directors of Hanaro Telecom. Meyung-Uk Park and Byung-Moon Suh resigned from the board of directors. The term of office for Young-Woo Nam ended in March 2003. Mr. Nam was re-appointed as a non-standing director for another term of three years at our shareholders’ meeting held on March 28, 2003.

     Under the Korean Commercial Code and our board regulations, any director that has a special interest with respect to the agenda of a board meeting may not exercise his voting rights in such board meeting.

     Audit Committee. Under the Commercial Code, a company may establish an audit committee instead of appointing a statutory internal auditor. Our Articles of Incorporation provide that the Audit Committee, which must consist of three or more outside directors, is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee has the right to request the board of directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

     Our board of directors established the Audit Committee on March 17, 2000 in accordance with our Articles of Incorporation. Our Audit Committee consists of four outside directors: Yong Hwan Kim, Sung Kyou Park, Woong Hae Lee and Sun Woo Kim. Mr. Yong Hwan Kim serves as the chairman of the Audit Committee.

Outside Directors

     Our Articles of Incorporation provide that no less than half the total number of directors must be outside directors, in order to enhance our internal controls and to protect our investors. The outside directors are appointed from among those persons who do not have a special relationship with us that would interfere with the exercise of their independent judgment. Our Articles of Incorporation prohibit (i) a person who does not have the qualifications under the Securities and Exchange Act or any other statutes or (ii) a person who does not have the qualifications required for an outside director under applicable laws and regulations of the country where our shares or ADSs are listed or transacted on a stock exchange or the rules and regulations of relevant supervisory authorities in such country, from being appointed as an outside director, and in the event that an outside director falls under one of these categories, then he or she will be disqualified from office.

     Yong Hwan Kim, Sung Kyou Park, Woong Hae Lee, Sun Woo Kim, Hang-Gu Bahk, Sa Hyeon Seo and Shin-Bae Kim currently serve on the board of directors as outside directors.

6.D     EMPLOYEES

     As of December 31, 2002, we had a total of 1,426 employees and an additional 116 full-time employees employed on a contractual basis. The following chart shows the number of permanent employees by functional areas.

		Number of Employees

Division	December 31, 2000	December 31, 2001	December 31, 2002

Planning & Management	183	189	132
Information Technology	39	58	65
Internet Division	77	—	115
Marketing and Sales	389	458	480
Network and Engineering	711	643	560
Research & Development	102	65	74

Total	1,501	1,413	1,426

     None of our employees is represented by a labor union. There is an employee consultative committee consisting of both management and employee representatives to address any labor issues. We have not experienced any work stoppages. We consider our relations with employees to be good.

     As with most other Korean companies, our employees are granted wage increases annually. In addition, we provide other benefits to our employees, including subsidized housing, medical care and financial assistance with the education of their children.

     In accordance with Korean labor laws, employees who terminate their employment with more than one year of service are entitled to receive a lump sum payment based on the length of their service and their rate of pay at the time of leaving our employment. They do not receive a pension annuity from us.

     As of December 31, 2002, we have provided loans to our employees in the amount of Won 16,373 million for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2002, we have also provided housing loans to our employees in the amount of Won 7,888 million. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2002, we have not experienced any defaults under these loans. The loans are provided as a benefit to our employees and are not required under Korean law. Our officers and directors are not eligible for these loans.

     During 2002, we averaged 24 part-time employees at the end of each month.

6.E     SHARE OWNERSHIP

     No director or member of senior management beneficially owns 1% or more of our shares on an individual basis.

Stock Purchase Option Plan

     We may, by special resolution of the shareholders, grant stock purchase options to our officers and employees who have contributed or are qualified to contribute to the establishment, management and technical innovation of our company pursuant to our Articles of Incorporation and the Korean Securities and Exchange Act, exercisable for up to an aggregate of 10% of our total number of issued and outstanding shares. However, stock purchase options may not be granted to (1) our largest shareholder or its related parties, (2) any shareholder or its related parties who owns, directly or indirectly, 10% or more of our outstanding shares having voting rights or certificates of capital contribution of paid-in capital, or (3) an officer or employee who becomes a major shareholder as described in paragraph (2) above upon exercise of the stock purchase option.

     According to our Articles of Incorporation, the stock purchase options are exercisable for our common shares at an exercise price per share determined according to relevant laws and regulations. The stock purchase option must be exercised within five years from the third anniversary of the date of the special resolution of the shareholders granting the stock purchase option.

     The stock purchase option may be cancelled by a resolution of our board of directors (1) if the officer or employee holding the option resigns voluntarily or is discharged from office; (2) if the officer or employee holding the option by willful misconduct or by negligence inflicts substantial or material damage to our company, or (3) in the event of the occurrence of any cause for cancellation of stock purchase options specified in the stock purchase option agreement between our company and the officer or employee.

     On March 1, 1999, we granted stock purchase options to our then Director, President and Chief Executive Officer, Mr. Yun-Sik Shin. Mr. Shin resigned from his offices on March 28, 2003. Until his options are cancelled by a resolution of our board of directors, Mr. Shin may exercise his options to purchase 50,000 shares of common shares at the price of Won 5,630 per share during the period beginning on March 1, 2002 and ending February 27, 2007. On October 1, 1999, we granted stock options to some of our directors, officers and statutory internal auditor to purchase 120,000 shares of common shares at the price of Won 19,910 during the period beginning on October 1, 2002 and ending on September 30, 2007. The exercise price per share was set at the minimum price permitted under the working rules of the Korean Securities and Exchange Act applicable at the time the options were granted. Pursuant to the working rules of the Korean Securities and Exchange Act, the formula for determining permissible price for the stock purchase options granted on March 1, 1999 and October 1, 1999 was the higher of (i) the average of the closing prices of the common shares during a three month period prior to the date of the special resolution of the shareholders granting the stock purchase option and (ii) the par value of the common shares.

     On March 17, 2000, we granted 882 of our employees (including certain directors and officers), employed by us as of December 31, 1999, stock purchase options to purchase a total of 1,771,566 common shares at a price of Won 17,750 per share during the period beginning March 18, 2003 and ending March 17, 2008. We allocated the stock purchase options based on employee seniority and position. The employees’ exercise price per share was set at the minimum price permitted under the amendment of the working rules of the Korean Securities and Exchange Act, effective from March 15, 2000. Under the price formula currently in effect, the option price per share shall be the higher of (i) the average of (x) the weighted average of the closing prices of the common shares during a two-month period immediately preceding the option granting date, (y) the weighted average of the closing prices of the common shares during the one-month period immediately preceding the option granting date, and (z) the weighted average of closing prices of the common shares during the one-week period immediately preceding the option granting date, and (ii) the par value of the common shares.

     As of December 31, 2002, we had outstanding employee stock options to purchase a total of 1,551,153 common shares.

     No stock options were granted at the shareholders’ meetings held in 2001, 2002 and 2003.

Stock Ownership Association

     An employee stock ownership association under the Korea Securities and Exchange Act is an association formed by the employees of a corporation for the purpose of acquiring and managing stocks issued by such corporation. Only full-time workers of a corporation may join the employee stock ownership association and officers elected by a shareholders’ meeting, shareholders of such corporation (excluding certain minority shareholders), and part-time workers are not qualified to become a member of the association. The right to become a member of the employee stock ownership association must be available to all full-time employees and the regulations governing the association must contain certain matters relating to the operation and management of the association.

     We established our employee stock ownership association in November 1997. As of December 31, 2002, 561 employees of Hanaro Telecom were depositing members of the employee stock ownership association and the association held 2,990,149 shares of our common shares. As of April 30, 2003, 558 employees of Hanaro Telecom were members of the employee stock ownership association and the association held 2,976,698 shares of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A     MAJOR SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common shares, on a fully diluted basis, as of December 31, 2002, by (1) each person known to us to own beneficially more than five percent (5%) of our common shares and (2) all of our directors and executive officers as a group.

	Shares Beneficially Owned
	as of December 31, 2002

Name	Number	Percent

Dacom and its affiliated companies	36,354,777	13.02%
Samsung Electronics Co., Ltd. and its affiliated company	23,723,407	8.49%
SK Telecom Co., Ltd. and its affiliated company	15,376,462	5.50%
Directors and Executive Officers	40,399	0.0145%

     The number of shares held by Dacom includes shares directly held by LGEI Inc. and LG Telecom Co., Ltd. Dacom and the other two companies are members of the LG chaebol. As of December 31, 2002, Dacom directly owned 19,754,656 common shares, LGEI directly owned 11,175,047 common shares and LG Telecom directly owned 5,397,574 common shares.

     The number of shares held by Samsung Electronics includes shares directly held by Seoul Commtech Co., Ltd. Both companies are members of the Samsung chaebol. As of December 31, 2002, Samsung Electronics directly owned 23,542,281 common shares and Seoul Commtech directly owned 181,126 common shares.

     The number of shares held by SK Telecom includes shares directly held by SK Engineering & Construction Co., Ltd. Both companies are members of the SK chaebol. As of December 31, 2002, SK Telecom directly owned 15,117,710 common shares and SK Engineering & Construction directly owned 258,752 common shares.

     The following table describes transactions known to Hanaro Telecom through publicly available information involving holders of over 5% of Hanaro Telecom’s outstanding common stock during the period beginning on January 1, 2000 and ending on April 30, 2003 that resulted in a change of greater than 1% in the percentage ownership by that shareholder of Hanaro Telecom’s outstanding shares.

		Shares Owned			Shares Owned
		Prior to		Number of Shares	After the
Name of Shareholder	Date of Transaction	Transaction	Percentage	Purchased (Sold)	Transaction	Percentage

Hyundai Electronics Industries Co., Ltd.	December 27, 1999	10,584,129	4.41%	6,932,170	17,516,299	7.29%
	November 4, 2000	17,516,299	7.29%	(17,516,299)	—	0.0%
Korea Thrunet Co., Ltd.	June 2000 to	12,678,866	4.8%	(12,678,866)	—	0.0%
	November 2001

     None of Hanaro Telecom’s common shares entitles the holder to any preferential voting rights.

     According to Deutsche Bank, depositary for Hanaro Telecom’s ADSs, as of December 31, 2002, 1,056,699 shares of Hanaro Telecom’s common shares were held in the form of ADRs and there were 6 ADR holders of record in the United States. According to Hanaro Telecom’s register of shareholders, as of December 31, 2002, there were 151,116 holders of common shares of record worldwide. As of April

30, 2003, there were approximately 73 record holders of Hanaro Telecom’s common shares who are nominees in the United States, whose shareholdings represented approximately 0.45% of the outstanding common shares on that date. Accordingly, the number of such record holders does not represent the number of beneficial owners of our common shares in the United States. We expect that the number of beneficial owners of our common shares in the United States exceeds 1,000.

     As of April 1, 2002, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the Korean Fair Trade Commission based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act.

     Hanaro Telecom knows of no arrangements the operation of which may at a later time result in a change of control.

7.B     RELATED PARTY TRANSACTION

Relationship with Dacom

     As of December 31, 2002, Dacom and its affiliated companies beneficially owned 13.02% of our common shares.

     In December 1998, we entered into an interconnection agreement with Dacom, under which we interconnect to Dacom’s domestic and international long-distance networks. The interconnection charges are based on the standard rates established by the Korean government. In January 1999, we entered into an interconnection agreement with respect to the data communications network of Dacom. In July 2001, we entered into an interconnection agreement with Dacom with respect to our new local telephony service areas. The interconnection charges are based on the standard rates established by the Korean government. In September 2001, we entered into an agreement with Dacom with respect to the interconnection of telecommunication facilities and the provision of information, for a term of two years and renewable for another two years in the absence of any request for an amendment to the agreement by any party.

     We are a party to an agreement concerning combined billing with Dacom. Under the agreement, our subscribers that use Dacom for domestic and international long-distance services receive only one monthly statement for local, long-distance and international call charges.

     In addition, we acquired from Dacom an indefeasible right to use two Korea – Japan international leased lines for US$7.28 million in April 2001, each supporting a bandwidth capacity of 155Mbps and three Korea – Asia international leased lines (half circuits), each supporting a bandwidth capacity of 2Mbps, for approximately US$396.07 million in March 2002.

     We also lease from Dacom office space for our branch offices located in Pusan, Kwachoen, Youngdeungpo-Ku in Seoul and Namdong-Ku in Inchon.

Relationship with LG chaebol

     The LG chaebol includes Dacom, LGEI and LG Telecom and their affiliated companies. In February 2001, we entered into an interconnection agreement with LG Telecom under which LG Telecom’s personal communications network is connected to our local telephone network. The interconnection charges are based on the standard rates established by the Korean government. Pursuant to that agreement, we entered into a further agreement with LG Telecom in July 2001, under which LG Telecom’s personal communications network is connected to our local telephone network in the following cities: Jeon-ju, Chang-won/Masan, Chung-ju, Chun-ahn and Su-chun.

     In October 2001, we entered into an agreement with LG Telecom on the usage of telecommunication facilities in accordance with the terms of our Specific Service Provider License.

     In December 2001, we acquired 1,035,652 shares of the common stock of LG Telecom, representing 0.37% of the issued and outstanding shares of LG Telecom, for Won 5,396 million.

Relationship with Samsung chaebol

     As of December 31, 2002, Samsung Electronics and its affiliated company beneficially owned 8.49% of our outstanding shares.

     From time to time, we enter into agreements with Samsung for the supply of telecommunications equipment. We had an agreement with Samsung Card under which Samsung Card agreed to lease to us certain cable modems amounting to Won 50,000,000,000 (which may be increased by 10% if necessary) for a term of 48 months from May 2000.

     We also leased office space in two buildings in Dongjak-Ku, Seoul from Samsung Corporation for which we paid a total rental deposit of Won 1,541.4 million for one year from October 21, 2001 until October 21, 2002. The term of this agreement has been extended until June 20, 2003.

Relationship with SK chaebol

     As of December 31, 2002, SK Telecom and its affiliated companies beneficially owned 5.50% of our outstanding shares. In December 1998 and in February 2001, we entered into an interconnection agreement with SK Telecom, under which we interconnect to SK Telecom’s mobile telecommunication network and wireless paging service network. The interconnection charges are based on the standard rates established by the Korean government. Pursuant to the February 2001 agreement, we entered into a further agreement with SK Telecom in July 2001, under which SK Telecom’s mobile telecommunication network is connected to our local telephone network in the following cities: Jeon-ju, Chang-won/Masan, Chung-ju, Chun-ahn and Su-chun.

     We also lease our office space of a building in Bundang-Ku, Sungnam from SKT Corporation for which we paid a rental deposit of Won 2,061.9 million for a term of five years from May 3, 1999 until May 2, 2004.

Relationship with Major Shareholders

     In addition to the above, we have entered into other agreements with our major shareholders and their respective affiliates in the ordinary course of our business and strategic alliances under which we agree to cooperate on developing technological, marketing and customer service expertise and providing additional service offerings. All our transactions with our major shareholders and their respective affiliates have been on an arms’ length basis.

Relationship with System Operators

     As of April 30, 2003, we also owned a 90.91% equity interest in Hanaro WEB(n)TV, a 10.0% equity interest in Korea Cable TV Chung-buk System and a 3.0% equity interest in Chungnam Cable TV

Broadcasting, our system operators.

     Since 2000, we have a program pursuant to which we provide secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after three years from the date of the loan by equal installments on a quarterly basis for two years. As of April 30, 2003, we had outstanding interest-free loans to eight cable network operators in the aggregate amount of Won 6.7 billion. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

Relationship with Hanaro T&I

     In January 2002, Hanaro Customer Service and Hanaro Internetdesk, our subsidiaries, merged to form Hanaro T&I. Prior to the merger, we had an agreement with Hanaro Customer Service under which we outsourced to it our customer service business, the scope of which includes customer support, handling customer complaints, subscription service and other outbound business. Hanaro T&I has assumed the rights and obligations under this agreement as of January 2002.

Relationship with Hanaro Realty Development & Management

     In March 2003, we entered into an agreement with Hanaro Realty Development & Management, our subsidiary, to outsource to it the business of our building management and the management of various facilities and equipment in our telecommunication center. The initial term of such agreements commenced on January 1, 2003 and will expire on December 31, 2003, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least 30 days prior to expiration. See “Item 10—Additional Information—Material Contracts—Agreement for Outsourcing of Building Office Management between Hanaro Telecom and Hanaro Realty Development & Management” and “—Agreement for Outsourcing of Telecommunication Center Management between Hanaro Telecom and Hanaro Realty Development & Management” for a summary of the terms of the agreements.

Relationship with Hanaro Telecom America

     In October 2000, we entered into an agreement with Hanaro Telecom America, our wholly owned subsidiary, to provide international telecommunication services (including the interconnection of private leased circuit for the international transmission of voice and/or data) between Korea and U.S. This agreement is effective from October 1, 2000, and will continue until terminated by either party in accordance with the agreement. Hanaro Telecom America is responsible for providing to us Internet connectivity services for connecting the Internet backbone in the U.S., and co-location services to accommodate our requests for maintenance and management services. We agreed to pay Hanaro Telecom America interconnection handling and marketing commissions and consulting charges based on the number of hours worked and costs incurred.

Relationship with Hanaro WEB(n)TV

     In March 2001, we entered into a strategic alliance agreement with our wholly owned subsidiary, Hanaro WEB(n)TV, which operates our business of providing HFC network in Kwang-ju area. Hanaro WEB(n)TV’s duties include placing advertisements, customer service, subscription service, handling complaints, installation of leased lines, trouble-shooting and network maintenance. We provide computer equipment, uniform and other facilities necessary for the operation of this business. The agreement is effective for one year commencing on March 1, 2001, and is renewable for another year unless terminated by either party for a material breach under the agreement. We must pay Hanaro WEB(n)TV a fixed fee on a per subscriber basis, and a monthly maintenance fee calculated as a percentage of subscriber fees collected in the relevant month, which percentage varies according to our rating of their service.

Relationship with Dreamline

     In December 2001, we acquired a 32.2% equity interest in Dreamline. In January 2002, we entered into an agreement with Dreamline to outsource to it our subscriber sales business. The scope of the outsourced business includes management of our subscribers, attracting new subscribers, receipt of subscriptions and handling other subscription related operations. In April 2002, we also entered into an agreement with Dreamline to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The term of each of these agreements is one year, and is automatically renewable for another year unless a party notifies otherwise at least one month prior to expiration. See “Item 10—Additional Information—Material Contracts—Agreement for Outsourcing of Business Operation between Hanaro Telecom and Dreamline” and “—Business Outsourcing Agreement between Hanaro Telecom and Dreamline” for a summary of the terms of the agreements. We also have an agreement with Dreamline pursuant to which we agreed to allow Dreamline’s use of our brand names, Hanafos, Cytobahn and Zyttan, effective as of April 1, 2002.

     See Note 22 to our consolidated financial statements for more information about our related party transactions.

7.C     INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Item 18—Financial Statements” and pages F-1 to F-42 following Glossary.

Legal Proceedings

     There are several legal proceedings to which we are a party. However, such pending legal proceedings involve minor claims, none of which is likely to have a material adverse effect on our business.

Dividend Policy

     Under our Articles of Incorporation, we are permitted to pay dividends to our shareholders beginning in the first fiscal year in which our aggregate carried-over loss incurred since the date of commencement of our local telephony services has been made up in full. We do not expect to pay dividends for the foreseeable future. In addition, we currently intend to retain any future earnings to finance our business and to fund growth and, therefore, do not expect to pay any cash dividends for the foreseeable future. However, if we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars.

8.B     SIGNIFICANT CHANGES

     Acquisition and Disposal of Shares in Korea Thrunet Co., Ltd.

     On December 30, 2002, we entered into a share purchase agreement (the “Share Purchase Agreement”) and a Convertible Bonds Subscription Agreement (the “CB Agreement”) with TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet, Inc., Solvit Media Inc., TG Information Consulting, Inc. and AI Leaders, Inc. (collectively, the “Sellers”), pursuant to which we agreed to purchase from the Sellers an aggregate of 55,864,431 shares of the common stock of Korea Thrunet Co., Ltd. (the “Shares”) in two tranches as follows (the “Transaction”). On January 3, 2003, we purchased the first tranche of Shares, being 24,653,333 Shares, in consideration for the issue by us to the Sellers of Won 43 billion zero coupon convertible bonds due 18 months from the date of issuance (“CB1”) and Won 43 billion zero coupon convertible bonds due 60 months from the date of issuance (“CB2”) for a total subscription price of Won 86 billion. The second tranche was scheduled to close on February 7, 2003, on which date we had agreed to purchase the remaining 31,211,098 Shares.

     However, on January 15, 2003, we exercised our right to terminate the Share Purchase Agreement on the basis that the disclosure schedules provided by the Sellers were not satisfactory to us. On the same date, we exercised our right to sell to the Sellers all of the first tranche of Shares, being 24,653,333 Shares, in exchange for all of the CB1s and CB2s we issued to them on January 3, 2002, and the Sellers also exercised their right to require us to redeem from them all of the CB1s and CB2s in exchange for all of the first tranche of Shares, in accordance with the terms of the Share Purchase Agreement and the CB Agreement. The closing of such sale and purchase of the first tranche of Shares and the redemption of the CB1s and CB2s took place on the same date. As a result of the termination of the Share Purchase Agreement, the CB Agreement was also terminated.

     In connection with the Share Purchase Agreement, we had also entered into a Warrant Purchase Agreement with SB Thrunet Pte. Ltd. (“SB Thrunet”) on December 30, 2002 (the “Warrant Purchase

Agreement”) to purchase from SB Thrunet warrants to subscribe for an aggregate of 26,056,338 shares of the common stock of Korea Thrunet in consideration for a total purchase price of US$2,000,000. However, as a result of the termination of the Share Purchase Agreement, the Warrant Purchase Agreement was also terminated.

     Significant Change in the Board of Directors

     At the annual general meeting of our shareholders held on March 28, 2003, Mr. Yun-Sik Shin who has served as our Representative Director, President and Chief Executive Officer since September 1997, resigned from his offices upon the expiration of the term of such offices.

ITEM 9. THE OFFER AND LISTING

9.A     OFFER AND LISTING DETAILS

Market Price Information

     Our common shares are traded on the Korea Securities Dealers Association Automated Quotation Market (KOSDAQ), under the symbol “33630”. Our shares were listed on KOSDAQ in November 1998.

     The KOSDAQ market index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization of the base date (July 1, 1996), multiplied by 100.

     The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or KOSPI, an index of all equities listed on the Korea Stock Exchange. The KOSPI is computed by aggregating the market capitalization of all listed companies and (subject to certain adjustments) by expressing this aggregate as a percentage of the aggregate market capitalization of all listed companies as of the base date (January 4, 1980).

     The following table sets forth, for the periods indicated, (i) the high and low sales price for our common shares as reported on KOSDAQ, (ii) the average daily trading volume of our shares, (iii) the highs and lows of the KOSDAQ Index and (iv) the highs and lows of the KOSPI:

						Average
	Price per share					Average
	of our					daily
	common shares					trading	KOSDAQ				KOSPI
						volume of
	High		Low			our shares	Low		High		Low		High

Fiscal year Ending December 31
1998	W	5,850	W	3,930		260,780		61.59		75.58		403.52		579.86
1999		23,500		5,200		1,827,356		70.87		273.32		498.42		1,028.07
2000		23,700		2,210		2,612,052		52.58		283.44		500.60		1,059.04
2001		5,580		1,930		6,508,725		46.05		87.65		468.76		704.50
2002		7,850		3,120		5,082,647		43.67		94.30		584.04		937.61
Financial Quarter Ending
March 31, 2001	W	4,130	W	2,470	W	7,527,847	W	55.70	W	87.65	W	520.95	W	627.45
June 30, 2001		4,640		2,870		7,597,011		64.34		83.81		491.21		632.05
September 30, 2001		3,750		1,930		2,496,453		46.05		77.65		468.76		597.25
December 31, 2001		5,580		2,160		8,544,003		53.55		75.30		496.13		704.50
March 31, 2002		7,850		5,190		7,910,470		72.02		94.30		708.47		902.46
June 30, 2002		6,790		4,880		4,787,824		69.72		88.42		795.16		937.61
September, 2002		5,170		3,400		3,178,036		46.71		67.45		646.42		801.99
December 31, 2002		4,210		3,120		4,923,691		43.67		53.78		584.04		736.57
March 31, 2003		3,430		2,100		3,280,361		34.64		48.85		515.24		666.71
May 30, 2003		3,100		2,340		4,826,749		38.25		47.25		538.56		633.42
Month Ending
December 31, 2002	W	3,760	W	3,210		4,804,788		44.36		53.78		627.55		736.57
January 31, 2003		3,430		2,510		2,982,858		42.52		48.85		583.35		666.71
February 28, 2003		2,650		2,300		2,199,795		41.78		44.32		575.24		616.29
March 31, 2003		2,720		2,100		4,606,975		34.64		42.06		515.24		590.04
April 30, 2003		3,100		2,690		5,014,386		38.25		45.46		538.56		624.77
May 30, 2003		2,980		2,340		4,609,486		43.11		47.25		595.38		633.42

     On May 30, 2003, the sale price of our common shares was Won 2,420 per share. On May 30, 2003, the closing KOSDAQ Index was 47.18 and the KOSPI was 633.42.

     As of December 31, 2002, we had 151,116 shareholders of record.

     Our ADSs are quoted on the Nasdaq National Market under the symbol “HANA” since March 29, 2000. The price of our ADSs on Nasdaq as of its close of trading on May 30, 2003 was U.S.$2.03 per ADS. The table below shows the high and low closing prices of the ADSs on Nasdaq since listing.

			Average
	Price per share		daily
	of our ADS		trading
			volume of
	High	Low	our shares

Fiscal year Ending December 31
2000	$15.50	$1.63	349,284
2001	4.20	1.42	39,940
2002	5.68	2.50	8,872
Financial Quarter Ending
March 31, 2001	$3.25	$1.94	92,729
June 30, 2001	3.58	1.94	16,827
September 30, 2001	2.75	1.42	21,931
December 31, 2001	4.20	1.68	28,155
March 31, 2002	5.68	3.80	14,847
June 30, 2002	5.35	3.85	13,298
September 30, 2002	4.19	2.78	4,995
December 31, 2002	3.24	2.50	2,806
March 31, 2003	2.90	1.74	4,067
May 30, 2003	2.40	1.90	1,233
Month Ending
December 31, 2002	$3.04	$2.55	3,257
January 31, 2003	2.90	2.38	6,257
February 28, 2003	2.39	1.95	4,257
March 31, 2003	2.08	1.74	1,705
April 30, 2003	2.40	2.02	1,162
May 30, 2003	2.39	1.90	1,305

9.B     PLAN OF DISTRIBUTION

     Not Applicable.

9.C      MARKETS

Description of KOSDAQ

     The KOSDAQ was launched on July 1, 1996 as an alternative investment market to the Korea Stock Exchange, the principal stock exchange in Korea. KOSDAQ is modeled after the Nasdaq National Market; however, unlike Nasdaq, shares listed on KOSDAQ are traded by KOSDAQ participants and their brokers through market-makers at a physical exchange located in Seoul, Korea. The participants also use a central electronic trading system designed to increase the speed at which orders are matched. The trading hours for the KOSDAQ market are 9:00 a.m. to 3:00 p.m. Margin trading is not permitted on KOSDAQ and daily price changes are limited to a range of 12% of the closing price for the previous trading day.

     The KOSDAQ market has grown significantly since its inception. As of May 30, 2003, 855 companies were listed on KOSDAQ with an aggregate market capitalization of Won 41.4 trillion (U.S.$34.2 billion). The average daily turnover for 2002 was Won 1.2 trillion (U.S.$1.0 billion). Market capitalization on KOSDAQ is heavily concentrated in the larger companies, with the top 10 companies comprising approximately 36.74% of total market capitalization and the top 25 companies comprising approximately 50.50% of total market capitalization, as of May 30, 2003. Companies listing on KOSDAQ must meet its listing requirements and register with the Financial Supervisory Commission of Korea.

9.D      SELLING SHAREHOLDERS

     Not applicable.

9.E      DILUTION

     Not applicable.

9.F      EXPENSES OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A      SHARE CAPITAL

     Not applicable.

10.B      ARTICLES OF INCORPORATION

     The section below provides summary information relating to the material terms of the capital stock of our company and our Articles of Incorporation. It also includes a brief summary of certain provisions of the Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect.

Objectives

     Article 2 of our Articles of Incorporation states our objectives as follows:

•	to play a leading role in the nation’s efforts to accomplish a society of multimedia super-highway telecommunication industry by efficient performance of telecommunication business;

•	to establish and operate the nation’s second basic communication service network, as a preparation against any national disaster or calamity, by establishing diversified communication channels and an automatic recovery system; and

•	to enhance the improvement of end users’ convenience and public welfare.

General

     Currently, we are authorized to issue 480,328,800 shares of stock. Under our Articles of Incorporation, we are authorized to issue only one class of stock. Our issued common shares constitute such authorized class of stock.

     Currently, we have a total of 279,322,680 shares issued and outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional shares without further shareholders’ approval as provided in our Articles of Incorporation. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares. We can issue share certificates in denominations of up to 10,000 shares. Our common shares have a par value of Won 5,000 per share.

Directors

     No director who has a special interest in a matter for resolution can exercise his vote upon such matter. A resolution of the board of directors is required for borrowing money except as otherwise provided for in separate regulations under which the Representative Director/President is authorized to borrow money in an amount not exceeding a certain limit.

Dividends

     Under our Articles of Incorporation, we may pay dividends to our shareholders beginning in the first fiscal year in which our aggregate carried-over losses incurred since the date of commencement of our local telephony services have been made up in full. From such fiscal year, we may distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder following the approval by the shareholders at an annual general meeting of shareholders. The shares represented by the ADSs have the same dividend rights as common shares. We will pay full annual dividends on shares issued during such fiscal year.

     We may declare dividends at the annual general meeting of shareholders, which is held within three months after the end of a fiscal year. Dividends will be paid shortly after the annual general meeting declaring such dividends. We may distribute dividends in cash or in shares. However, a dividend in shares must be distributed at par value. If the market price of the shares is less than par value, dividends in shares may not exceed one-half of the annual dividends. We have no obligation to pay any dividend unclaimed for five years from the payment date.

     Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (3) the legal reserve to be set aside for the annual dividend. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to reduce an accumulated deficit.

Distribution of Free Shares

     In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

Preemptive Rights and Issuance of Additional Shares

     We may issue authorized but unissued shares at the times and, unless otherwise provided in the Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.

     Our shareholders are entitled to subscribe for any newly issued shares in proportion to the number of shares they own, except that under our Articles of Incorporation, if the new shares will be (1) issued to the public or to certain subscribers in accordance with the Securities and Exchange Act, (2) issued by public offering in accordance with the Securities and Exchange Act, (3) issued to our employee stock ownership association as provided in the Securities and Exchange Act, (4) represented by depositary receipts, (5) issued upon the exercise of stock options which are provided in accordance with relevant provision of the Securities and Exchange Act, or (6) issued to a foreign telecommunication company pursuant to the foreign investment procedures, or to a foreign financial or investment company for the purpose of a strategic alliance relating to our business pursuant to relevant laws and regulations, our board of directors may pass a resolution to issue the new shares to persons other than existing shareholders.

     We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised and fractional shares.

     Under the Securities and Exchange Act, employee stock ownership associations of the companies that are listed or will be listed on the Korea Stock Exchange generally have a preemptive right to subscribe for up to 20% of the shares publicly offered. Although we are not a company whose shares are listed on the Korea Stock Exchange, we have by our Articles of Incorporation opted to grant a right of preemption to our employee stock ownership association on the same terms as are applicable to companies listed on the Korea Stock Exchange.

General Meeting of Shareholders

     We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares for at least six months; or

•	at the request of our audit committee.

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing a notice in The Korean Daily at least two weeks in advance of the meeting. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

     Our shareholders’ meetings are held in Seoul, Korea.

Voting Rights

     Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. The Commercial Code permits cumulative voting pursuant to which each share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director, unless the Articles of Incorporation provide otherwise. However, our Articles of Incorporation do not provide for cumulative voting.

     Under our Articles of Incorporation, the attendance of at least one-third of the outstanding shares is required, whether in person or by proxy, in order to constitute a quorum.

     Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Commercial Code and our Articles of

Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to our company;

•	transferring all or any significant part of our business;

•	the acquisition of all of the business of any other company;

•	the acquisition of a part of the business of any other company, which significantly affects our company’s business;

•	issuing new shares at a price below par value; or

•	any other matters for which a resolution is required under relevant laws and regulations.

     Shareholders may exercise their voting rights by proxy. Under our Articles of Incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise such voting rights.

     Holders of ADRs exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary as to how to vote the shares underlying their ADSs.

Rights of Dissenting Shareholders

     In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement on the purchase price for the shares is not made within 30 days from the date of our receipt of the dissenting shareholders’ request, we or such dissenting shareholder may request a court in Korea to determine the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they withdraw the underlying common shares and become our direct shareholders.

Register of Shareholders and Record Dates

     Our transfer agent maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

     The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from the day after the record date to the next annual general meeting of shareholders. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Annual Report

     At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

     Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and Korea Securities Dealers Association (1) an annual report within 90 days after the end of our fiscal year, (2) a half year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the KSDA.

Transfer of Shares

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

     Under current regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, an entity licensed to be engaged in futures transaction business under the Korean Futures Transaction Law, internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans.

     Our transfer agent is Korea Securities Depository, located at 34-6, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of Shares by Hanaro Telecom

     We may not acquire our own shares except in limited circumstances, such as reduction in capital and acquisition of our own shares for the purpose of granting stock purchase options to our officers and employees. Under the Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the shares immediately), we must resell any shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Securities and Exchange Act, we may acquire our own shares through purchases on the KOSDAQ market or through a tender offer. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

     Corporate entities in which we own a 50% or greater equity interest may not acquire our shares.

Liquidation Rights

     In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Inspection of Books and Records

     Under the Commercial Code, any individual shareholder or shareholders having at least 3% of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation may inspect the books and records of the corporation. Under the Securities and Exchange Act, any individual shareholder or shareholders holding an aggregate of 0.1% or more of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation for at least six months may inspect the books and records of the corporation.

Effect of Korean Law

     For a description of the effect of relevant Korean laws applicable to Hanaro Telecom, see “Item 4— Information on the Company—Business Overview—Korean Telecommunications Laws and Regulations”, “Item 10—Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation—Korean Taxation”.

10.C      MATERIAL CONTRACTS

Agreement on Provision and Usage of Fiber Optic Cable Network for High-speed Internet Access Service between Hanaro Telecom and Powercomm

     On March 23, 2001, we entered into an agreement with Powercomm under which Powercomm agreed to provide its fiber optic cable network and related facilities as we request for the purposes of our high-speed Internet service in fifteen designated areas including Kangnam-gu, Seoul for five years from the date of this agreement. The appendix to the agreement also sets out the facilities already provided by Powercomm as of the date of this agreement. The monthly fee for our use of Powercomm’s facilities is calculated as follows: (basic fee + usage fee) x 30% + Won 200,000 for each optical network unit per month, where the basic fee and usage fee are as set out in the agreement on provision and usage of transmission network facilities dated July 10, 2000. Powercomm agreed to exempt the basic fee until October 31, 2000.

Equipment Lease Agreement between Hanaro Telecom and LG Card Co., Ltd. (formerly known as LG Capital)

     On June 26, 2001, we entered into an agreement with LG Card Co., Ltd., pursuant to which LG Card agreed to lease to us certain machinery and equipment supplied by LG Electronics in the amount of up to Won 50,000,000,000 for a term of 48 months as and when we make such a request. Interest is calculated by using the three-year corporate bond rate published by the Korea Securities Dealers Association plus

0.85%. As of May 31, 2002, LG Card has leased to us machinery and equipment worth Won 22.1 billion.

Stock Purchase Agreement and Convertible Bond Purchase Agreement between Hanaro Telecom and Cheil Jedang Co., Ltd.

     On November 30, 2001, we entered into a stock purchase agreement with Cheil Jedang Co., Ltd. to purchase from Cheil Jedang 6,843,841 shares of common stock of Dreamline, each with a par value of Won 5,000, for a total purchase price of Won 35,587,973,200, of which Won 10,587,973,200 was payable in cash and the remainder of the purchase price of Won 25,000,000,000 was payable by the issuance of convertible bonds on December 24, 2001, the closing date.

     On December 24, 2001, we entered into a convertible bond purchase agreement with Cheil Jedang pursuant to which we issued to Cheil Jedang, Won 25,000,000,000 convertible bonds with a coupon interest rate of 1.0% per annum and a guaranteed interest rate on maturity of 2.0% per annum. The bonds may be converted to our common shares at any time from December 24, 2002 until December 23, 2004 at a conversion price of Won 5,000 per common share. Cheil Jedang has a right to request, on giving not less than two weeks’ prior notice, that we prepay the bonds on December 24, 2002 at 101.008% of their principal amount. Unless previously prepaid or converted into common shares, the bonds will be repaid at 103.084% of their principal amount on December 24, 2004.

Stock Purchase Agreement and Convertible Bond Purchase Agreement between Hanaro Telecom and Jae-Hyun Lee

     On November 30, 2001, we entered into a stock purchase agreement with Jae-Hyun Lee to purchase from him 758,028 shares of common stock of Dreamline, each with a par value of Won 5,000, for a total purchase price of Won 3,941,745,600, of which Won 1,141,745,600 was payable in cash and the remainder of the purchase price of Won 2,800,000,000 was payable by the issuance of convertible bonds on December 24, 2001, the closing date.

     On December 24, 2001, we entered into a convertible bond purchase agreement with Jae-Hyun Lee pursuant to which we issued to Mr. Lee, Won 2,800,000,000 convertible bonds with a coupon interest rate of 1.0% per annum and a guaranteed interest rate on maturity of 2.0% per annum. The bonds may be converted to our common shares at any time from December 24, 2002 until December 23, 2004 at a conversion price of Won 5,000 per common share. Mr. Lee has a right to request, on giving not less than two weeks’ prior notice, that we prepay the bonds on December 24, 2002 at 101.008% of their principal amount. Unless prepaid or converted into common shares, the bonds will be repaid at 103.084% of their principal amount on December 24, 2004.

Agreement for Outsourcing of Business Operation between Hanaro Telecom and Dreamline

     In January 2002, we entered into an agreement with Dreamline, our subsidiary, to outsource to it our subscriber sales business. The scope of the outsourced business includes management of our subscribers, attracting new subscribers, receipt of subscriptions and handling other subscription related operations. We must pay the following commissions to Dreamline: (i) a subscriber commission of an amount set out in an attachment to this agreement in the month following activation of a new subscriber line, (ii) for corporate products, a management commission of 5% to 10% of the total charges for the current month per product, (iii) for residential products, a sales promotion commission of 1.5% to 4.5% of the charges for the net cumulative number of lines activated, (iv) an optical termination station subscription commission in the month following the activation of such station and (v) an automatic transfer commission of Won 1,000 for each subscriber who requests direct debits of his or her bill. The initial term of this agreement is one year from the execution date, and is automatically renewable for one year unless a party notifies otherwise at least one month prior to expiration.

Business Outsourcing Agreement between Hanaro Telecom and Dreamline

     On April 1, 2002, we entered into an agreement with Dreamline, our subsidiary, to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The scope of the outsourced business includes acquiring residential and corporate customers for local telephony and broadband access services within our HFC service areas, providing installation and customer services. The calculation of the commissions payable to Dreamline is based on the type of service provided to the subscribers, the number of subscriber lines and the amount of subscription fees generated. The initial term of this agreement is one year, and is automatically renewable for one year unless a party notifies otherwise at least one month prior to expiration.

Agreement for the Transfer of HanaNet Business between Hanaro Telecom and HanaroDream

     On March 22, 2002, we entered into an agreement with DreamX.net Co. (subsequently renamed as HanaroDream Corp.) to transfer to it our HanaNet portal business-related assets and 20 employees as of March 1, 2002, for a purchase price of Won 289,312,748, which was subsequently determined by the parties.

Internet Service Agreement between Hanaro Telecom and HanaroDream

     On March 22, 2002, we entered into an agreement with DreamX.net Co. (subsequently renamed as HanaroDream Corp.), under which HanaroDream is required to provide basic on-line services, including personal homepages, free email services and free contents page for our subscribers via the HanaroDream portal site, provide customer support and on-line marketing support for us and manage our www.hanaro.com site, for a total price of Won 1,625,000,000 (exclusive of value-added tax). We are required to pay HanaroDream specified incentive payments per month based on the ranking of our hananet.net website (or hanaFOS.com after it is launched in July 2002) in Korea, and the mail receiving rate of our subscribers. The term of the agreement is three years, however, the parties have agreed to renegotiate the terms and conditions of the agreement on an annual basis.

Underwriting Agreement between Hanaro Telecom, Bridge Securities, Korea Development Bank, Daewoo Securities, CJ Investment Trust & Securities and Mirae Asset Securities

     On April 24, 2002, we entered into an underwriting agreement with Bridge Securities, Korea Development Bank, Daewoo Securities, CJ Investment Trust & Securities and Mirae Asset Securities (collectively, the “Underwriters”) pursuant to which the Underwriters agreed to underwrite our issue of non-guaranteed floating rate notes in the aggregate amount of Won 100 billion on May 2, 2002. Interest is payable at the rate of 1.95% over the 3-year Korean Treasury Bond rate. The principal amount of the floating rate notes is redeemable in lump sum on May 2, 2005.

Interest Rate Swap Agreement between Hanaro Telecom and the Industrial Bank of Korea

     On April 16, 2002, we entered into an agreement with the Industrial Bank of Korea regarding an interest rate swap transaction, under which we agreed to pay interest at a fixed rate of 7.95% payable quarterly in arrears on the notional amount of Won 100 billion in exchange for interest payable by the Industrial Bank of Korea at the 3-year Korean Treasury Bond rate on a quarterly basis in arrears commencing on May 2, 2002 and terminating on May 2, 2005, subject to certain adjustments.

Kun-Pledge Creation Agreement between Hanaro Telecom and the Industrial Bank of Korea

     On April 16, 2002, we entered into an agreement with the Industrial Bank of Korea to create in favor of the Industrial Bank of Korea, a Kun-pledge over the deposits in two accounts we have with the Bank to secure all our obligations arising out of the Interest Rate Swap Agreement dated April 16, 2002. The maximum security amount is Won 9 billion.

Trust Deed and Special Terms of the Trust Deed between Hanaro Telecom and Shinhan Bank as amended

     On October 23, 2001, we entered into a Trust Deed and Special Terms of the Trust Deed with Shinhan Bank as amended by agreements dated December 3, 2001 and April 9, 2002, to establish a trust with assets comprising of our future trade receivables originating from service fees paid by our subscribers for the period commencing on October 2001 until April 2004. Shinhan Bank issued to us beneficiary certificates with a total face value of Won 341,000.0 million.

Asset Transfer Agreement between Hanaro Telecom and Hanafos Securitization Speciality Co., Ltd

     On October 23, 2001, we entered into an agreement with Hanafos Securitization Speciality Co., Ltd., a special purpose vehicle established in Korea, pursuant to which we transferred to Hanafos Securitization, the beneficiary certificates issued by Shinhan Bank with a total face value of Won 341,000.0 million in consideration for Won 309,000.0 million.

Trust Deed between Hanaro Telecom and Kookmin Bank

     On April 18, 2002, we entered into a Trust Deed with Kookmin Bank, to establish a trust with assets comprising of certain of our future trade receivables originating from service fees paid by our subscribers for the period commencing on April 2002 until April 2004. Kookmin Bank issued to us beneficiary certificates with a total face value of Won 226,800.0 million.

Asset Transfer Agreement between Hanaro Telecom and HanaDream

     On April 18, 2002, we entered into an Asset Transfer Agreement with HanaDream Co., Ltd., a special purpose vehicle established in Korea, pursuant to which we agreed to transfer to HanaDream, the beneficiary certificates issued by Kookmin Bank with a total face value of Won 226,800.0 million in consideration for Won 207,000.0 million.

Agreement for Outsourcing of Office Building Management between Hanaro Telecom and Hanaro Realty Development & Management

     On March 25, 2003, we entered into an agreement with Hanaro Realty Development & Management, our subsidiary, to outsource to it the business of our building management. The scope of the outsourced business includes the maintenance and preservation of our buildings, management of cleaning sanitation, safety and security, utilities and prevention of disasters. The initial term of this agreement commenced on January 1, 2003 and expires on December 31, 2003, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least 30 days prior to expiration. We must pay a total fixed monthly service fee of Won 1,123,664,331.

Agreement for Outsourcing of Telecommunication Center Management between Hanaro Telecom and Hanaro Realty Development & Management

     On March 25, 2003, we entered into an agreement with Hanaro Realty Development & Management, our subsidiary, to outsource to it the business of the management of our telecommunication center. The scope of the outsourced business includes the inspection and repair management of various facilities and equipment in the telecommunication center, such as rectifiers, inverters, de-humidifiers and air-conditioners. The initial term of this agreement commenced on January 1, 2003 and expires on December 31, 2003, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least 30 days prior to expiration. We must pay a total fixed monthly service fee of Won 169,135,167.

Real Estate Collateral Trust Agreement between Hanaro Telecom and Korea Real Estate Investment Trust Co., Ltd.

     On March 20, 2003, we entered into a trust agreement with Korea Real Estate Investment Trust Co., Ltd., pursuant to which we assigned to Korea Real Estate Investment Trust, title to our information center at Ilsan-ku, Koyang-shi, Kyunggi-do, valued at Won 57.5 billion as of the end of March 2003. Korea Real Estate Investment Trust issued to us beneficiary securities amounting to Won 65 billion, which we may provide to financial institutions as collateral for loans from such institutions. The term of the trust is 2.5 years from the date of the agreement.

Loan Transaction Agreement between Hanaro Telecom and Korea Exchange Bank

     On November 14, 2002, we obtained from Korea Exchange Bank, or KEB, a one-year loan facility of Won 30 billion, at an interest rate of 6.8% per annum. As security for our obligations under the loans drawn down pursuant to this loan agreement, we provided to KEB the securities we received pursuant to the above Real Estate Collateral Trust Agreement.

10.D     EXCHANGE CONTROLS

General

     The Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

     Under the Foreign Exchange Transaction Laws, if the government deems that certain emergency circumstances, including, but not limited to, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets, are likely to occur, it may impose any necessary restrictions, such as requiring foreign investors to obtain prior approval from the MOFE for the acquisition of Korean securities or for the repatriation of dividends or sales proceeds arising from Korean securities or from disposition of such securities.

Reporting Requirements for Holders of Substantial Interests

     Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status of such holding to the FSC and the Korea Securities Dealers Association within five business days after reaching the 5% ownership interest level. In addition, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Securities Dealers Association within five business days from the date of such change.

     Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting right with respect of the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

Restrictions Applicable to ADSs

     No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the Financial Supervisory Service (the “Governor”).

     Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered with KOSDAQ only through the Korea Stock Exchange or KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares by exercise of warrant, conversion right under equity-linked securities or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares by foreign companies as a result of merger;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’

rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition or disposition of shares through a tender offer; and

•	acquisition or disposition of shares through the electronic over-the-counter market brokerage companies.

     For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or KOSDAQ (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, entities licensed to be engaged in futures transaction business under Korean Futures Transaction Law, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.

     Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Furthermore, an investment by a foreign investor of not less than 10% of the outstanding shares of a Korean company is defined as a direct foreign investment under the Foreign Investment Promotion Law, which is, in general, subject to the report to, and acceptance by, the Ministry of Commerce, Industry and Energy which delegates its authority to Korea Trade-Investment Promotion Agency, or foreign exchange banks (including domestic branches of foreign banks) under the relevant regulations. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign shareholding restrictions in the event that such restrictions are prescribed in each specific law which regulates the business of such Korean company. For example, we are currently subject to a foreign shareholding ceiling of 49% pursuant to the Telecommunications Business Law. A foreigner who has acquired shares in excess of such ceiling may not exercise his voting rights with respect to the shares exceeding such limit, and the MIC may take corrective action pursuant to the Telecommunications Business Law.

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any governmental approval.

     Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a nonresident of Korea must be deposited either in a Won account with the investor’s securities company or his Won account. Funds in the investor’s Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

     Securities companies (including domestic branches of foreign securities companies) in Korea are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

10.E      TAXATION

Korean Taxation

     The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable (“non-resident holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax consideration which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

Dividends on the Shares or ADSs

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

•	are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

•	are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

•	are not subject to any anti-treaty shopping article that applies in limited circumstances; and

•	do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

     In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the Korea Securities Depository. Excess taxes withheld generally are not recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

     If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean tax.

Taxation of Capital Gains

     You are exempt from Korean taxation if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares at any time during the year of sale and the five calendar years before the year of sale, provided that you have no permanent establishment in Korea (whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Tax Exemption Limitation Law.

     If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the ADSs representing such shares, although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11% of the gross realization proceeds and, subject to the production of satisfactory evidence of the acquisition and transfer costs of the ADSs, 27.5% of the net capital gains. The gain is calculated as the gross realization proceeds less the acquisition cost and transfer expenses.

     If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of its acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the Korea Securities Depository), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of its claim for treaty protection. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

     Because the Korean taxation authorities have issued a tax ruling that the trading of the ADSs on the Nasdaq National Market will be regarded as the transfer of the ADSs outside Korea under the Tax Exemption Limitation Law, it is likely that a non-Korean seller of the ADSs on the Nasdaq National Market will not be required to make any withholdings as described.

Inheritance Tax and Gift Tax

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares underlying the ADSs. If you are treated as the owner of the shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such ADSs or shares is greater than a specified amount.

Securities Transaction Tax

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the Korea Stock Exchange. If you transfer shares through KOSDAQ, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares. If your transfer of shares is not made on the Korea Stock Exchange or KOSDAQ, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

U.S. Federal Income Tax Considerations

     The following discussion describes the material U.S. federal income tax considerations that may be relevant to a prospective purchaser of our common shares or ADSs that is a U.S. Holder (as defined below) with respect to the receipt of distributions on, and the disposition of, common shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations). Except as specifically set forth herein, this discussion deals only with common shares and ADSs held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion pertains only to U.S. Holders that are entitled to the benefits of the income tax treaty between the United States and Korea and does not address all of the tax consequences that may be relevant to prospective purchasers of common shares or ADSs in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, banks, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding common shares or ADSs as a position in a “straddle”, as a part of a short-sale, or as part of a hedging, conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Hanaro Telecom or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. Prospective purchasers of common shares or ADSs should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

     As used in this section, the term “U.S. Holder” means a beneficial owner of a common share or ADS who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state or political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     In general, for U.S. federal income tax purposes, U.S. Holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by the ADSs.

Cash Distributions

     Except as otherwise noted in the passive foreign investment company, or PFIC, discussion below, to the extent that a distribution on common shares or ADSs is paid to a U.S. Holder out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder’s gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on common shares or ADSs by Hanaro Telecom.

     Therefore, in the event that any Korean tax is withheld from a distribution on common shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received. However, subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the Korean income taxes, if any, withheld from a distribution to a U.S. Holder on the common shares or ADSs may be claimed as a credit against the U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of Korean income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on common shares or ADSs generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

     To the extent that the amount of any distribution on the common shares or ADSs exceeds the current and accumulated earnings and profits of Hanaro Telecom (as determined for U.S. federal income tax purposes), a U.S. Holder’s pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder’s tax basis in its common shares or ADSs (but not below zero), and then as capital gain. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any foreign withholding tax imposed on such distributions unless (subject to applicable limitations) the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes.

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of common shares or ADSs should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

     The U.S. dollar value of any distribution to a U.S. Holder on common shares or ADSs that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder (or a depositary nominee, custodian or other agent of the U.S. Holder). A U.S. Holder generally should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert such foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize foreign currency gain or loss (which generally will be taxable as United States source ordinary income or loss) upon a subsequent sale or other disposition of the foreign currency.

Sale of Common Shares and ADSs

     A U.S. Holder generally will recognize gain or loss upon a sale or other disposition of common shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the common shares or ADSs. Subject to the PFIC discussion below, such gain or loss generally will be capital gain or loss and, in the case of certain non-corporate U.S. Holders, may be subject to U.S. federal income tax at a preferential rate where the U.S. Holder’s holding period exceeds one year. Any gain or loss recognized by a U.S. Holder on a sale or other disposition of common shares or ADSs generally will be treated as United States source gain or loss for foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses in respect of common shares and ADSs is subject to limitations.

Securities Tax

     Holders should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although U.S. Holders may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Passive Foreign Investment Company

     In general, a foreign corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based on the composition of our income and valuation of our assets, we were not a PFIC for the year 2002, and we do not expect to be a PFIC in the future although we can provide no assurance in that regard.

     Subject to the discussion of the mark-to-market election below, if we were a PFIC for any taxable year, a U.S. Holder that held common shares or ADSs in that taxable year generally would be subject to special rules with respect to certain “excess distributions” (as defined in Section 1291 of the Code) made by us on the common shares or ADSs and with respect to gains from dispositions of common shares or ADSs. In general, such a U.S. Holder would be required to allocate such distributions or gains (as the case may be) ratably over its holding period for such common shares or ADSs. That portion of any such distributions or gains allocated to a prior taxable year (other than a year prior to the first year in which we were a PFIC) would be taxed at the highest U.S. federal income tax rate in effect for such year with respect to ordinary income and the U.S. Holder would be subject to an interest charge on the resulting tax liability (determined as if such tax liability had been due with respect to the particular taxable year). That portion, if any, of such distributions or gains allocated to the taxable year in which the U.S. Holder received the excess distribution or realized the gain will be taxed as ordinary income.

     In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to a U.S. Holder since the ADSs are listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Code. There can be no assurances, however, that the ADSs have been or will continue to be “regularly traded” on such exchange. The common shares are listed on the Korea Securities Dealers Automated Quotation System Market, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election. If such exchange is treated as a qualified exchange, no assurance can be given that the shares have been or will continue to be “regularly traded” for purposes of the mark-to-market election.

     If a U.S. Holder makes an effective mark-to-market election, the U.S. Holder will recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares or ADSs and the U.S. Holder’s adjusted tax basis in such shares or ADSs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years.

     A U.S. Holder’s adjusted tax basis in PFIC shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares or ADSs are no longer regularly traded on a national securities exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election is subject to complex and specific rules and requirements, and U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in their particular circumstances.

     If Hanaro Telecom is a PFIC in any year, a U.S. Holder would be required to make an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the shares or ADSs and any gain realized from the disposition of the common shares or ADSs.

     If we determine at the end of any taxable year that we are a PFIC for such taxable year, we will notify the registered owners of the common shares and ADSs. We urge you to consult your own tax advisors regarding the consequences of an investment in a PFIC.

Backup Withholding

     “Backup” withholding and information reporting requirements may apply to payments made within the United States of dividends on common shares or ADSs and to certain payments of proceeds of a sale or redemption of a common share or ADS paid to a U.S. Holder. Hanaro Telecom, our agent, a broker, the Trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a current rate of 30% (subject to reduction in future years) of such payment if the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

Estate and Gift Tax

     As discussed in “Korean Taxation—Inheritance Tax and Gift Tax”, Korea may impose an estate tax on a descendent who owns our common shares (and possibly ADSs), even if the descendent is a non-resident. Subject to certain conditions and limitations, the amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. Holder. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.

10.F      DIVIDENDS AND PAYING AGENTS

     Not applicable.

10.G      STATEMENTS BY EXPERTS

     Not applicable.

10.H      DOCUMENTS ON DISPLAY

     Hanaro Telecom files annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

     You may request a copy of these filings, at no cost, by writing or telephoning us at 4/F, Ilsan Information Center, 726 Janghang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do, Korea, Attention: Investor Relations Team, telephone number: (822) 6266-2380.

10.I      SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the estimated fair values of our investments.

     We place our investments with high credit quality issuers. It is our policy to limit the amount of our credit exposure to any one issuer. We are adverse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing only in high credit quality securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in the credit rating of any investment issuer or guarantor.

Interest Rate Risk

     Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial investments and floating rate note (“FRN”). On April 16, 2002, we entered into a swap contract to hedge against the risk of floating interest rates.

     Investments in both fixed rate and floating rate interest earning investments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities, which have fallen in estimated fair value due to changes in interest rates.

     Our cash and cash equivalents consist of cash on hand, checking account balances, time deposits, very short-term money market funds, specified money trust and other fixed interest instruments. We do not expect any material loss with respect to our cash and cash equivalents as a result of interest rate changes, and the estimated fair value of our cash and cash equivalents approximates original cost.

     Our short-term financial investments consist of time deposits, specified money trust and repurchase agreement securities. As our short-term financial investments are readily convertible to known amounts of cash and have short maturities, we do not expect material loss with respect to our short-term financial investments as a result of interest rate changes.

     We pay floating interest on our FRN. The risk of exposure to variable interest rate has been hedged by entering into a swap contract under which we buy variable interest rate and pay fixed interest rate. We do not expect any material loss with respect to our FRN as a result of interest rate changes.

Foreign Currency Risk

     Most of our expenses and all of our revenues are incurred in Korean Won, which is our functional currency. As of December 31, 2002, Won 147.5 billion, representing 6.7% of our total debt, is denominated in U.S. dollars. Of this amount, Won 118.6 billion represented our zero coupon bonds with warrants issued on March 6, 2001, which were repaid in full on February 26, 2002, Won 20.6 billion and Won 8.3 billion represented the amounts outstanding under a term loan agreement and an equipment lease agreement, respectively, with Hewlett-Packard.

     On February 29, 2000, we entered into a term loan agreement with Hewlett-Packard, pursuant to which we borrowed U.S.$44.0 million at a fixed interest rate of 9.16%. As of December 31, 2002, the outstanding principal amount was U.S.$17.3 million. The loan agreement expires in February 2004. In conjunction with the loan agreement, we also entered into a master lease agreement, pursuant to which we committed to purchase from Hewlett-Packard up to U.S.$24 million worth of Internet servers, network management and other equipment to be used at our IDC. As of December 31, 2002, the outstanding lease payments were U.S.$7.0 million.

     On February 26, 2002, we issued U.S.$100.0 million zero coupon bonds due 2007 with warrants. Unless previously redeemed or purchased and in each case cancelled, the bonds will be redeemed at 146.9328% of their principal amount on February 26, 2007. The bonds and warrants are listed on the Luxembourg Stock Exchange.

     We currently have no other significant foreign currency denominated liabilities. Because all of our revenues are denominated in Won, any significant changes in exchange rates between the Won and the U.S. dollar will affect us due to the effect of such changes on the amount of funds required by us to make interest and principal payments on our U.S. dollar denominated debt. We do not currently have any hedge agreements.

     Assuming the Won/U.S. dollar exchange rate was initially Won 1,186.30 to one U.S. dollar, which was the market exchange rate as of December 31, 2002, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our loss before income taxes resulting from the loan from Hewlett-Packard will be approximately Won 2.9 billion in 2002.

     Assuming the Won/U.S. dollar exchange rate of Won 1,186.30 to one U.S. dollar, which was the market exchange rate as of December 31, 2002, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels at December 31, 2002, we estimate that our loss before income taxes resulting from our bonds issued on February 26, 2002, with the swap contract for up to US$50 million in effect, will be approximately Won 5.9 billion in 2002. See Note 17 to our financial statements for more information on the swap contract.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A to D      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None.

14.E              USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Mr. In-Haeng Lee, our Representative Director and Senior Executive Vice President (who currently performs functions similar to those of a chief executive officer) and Mr. Young Wan Cho, our Vice President and Head of our Financial Strategy Unit (who currently performs functions similar to those of a chief financial officer), are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14). Within 90 days prior to the date of this report, our management carried out an evaluation, under the supervision and with the participation of Mr. Lee and Mr. Cho, of the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them.

     There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date our management completed such evaluation.

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-42 following Glossary.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

Exhibit
Number	Description

1.1	Articles of Incorporation of Hanaro Telecom as amended on March 29, 2002 (including English translation).[3]

4.1	CATV Access Network Lease Agreement dated May 10, 1999, between Hanaro Telecom and KEPCO (including English translation). [1]

4.2	Contract Assignment Agreement dated January 17, 2000, between Hanaro Telecom and KEPCO (including English translation).[1]

4.3	Contract Assignment Agreement dated February 17, 2000, between Hanaro Telecom and Powercomm (including English translation).[1]

4.4	Agreement on Provision and Usage of HFC Network dated May 22, 2000, between Hanaro Telecom and Powercomm (including English translation).[2]

4.5	Agreement on Provision and Usage of Transmission Network Facilities dated July 10, 2000, between Hanaro Telecom and Powercomm (including English translation).[2]

4.6	Agreement on Provision and Usage of Fiber Optic Cable Network for High-Speed Internet Access Service dated March 23, 2001, between Hanaro Telecom and Powercomm (including English translation). [2]

4.7	Loan Agreement dated February 29, 2000, between Hanaro Telecom and Hewlett-Packard (including English translation).[1]

4.8	Master Lease Agreement dated February 29, 2000, between Hanaro Telecom and Hewlett-Packard (including English translation).[2]

4.9	Equipment Lease Agreement dated May 29, 2000, between Hanaro Telecom and Samsung Card Co., Ltd (including English translation).[2]

4.10	Equipment Lease Amendment Agreement dated July 3, 2000, between Hanaro Telecom and Samsung Card Co., Ltd (including English summary). [3]

4.11	Equipment Lease Agreement dated June 26, 2001, between Hanaro Telecom and LG Card Co., Ltd (formerly known as LG Capital) (including English translation). [3]

4.12	Service Agreement dated January 4, 1999, between Hanaro Telecom and Hanaro Customer Service (including English translation). [2]

4.13	KDBC-Hanaro Internet Venture Fund No.1 Partnership Agreement dated January 27, 2000, between Hanaro Telecom, KDB Capital Co., Ltd and Hyundai Finance Corporation (including English translation).[2]

Exhibit
Number	Description

4.14	Agreement for Outsourcing of Business Operation dated January 2002, between Hanaro Telecom and Dreamline Corporation (including English translation).[3]

4.15	Business Outsourcing Agreement dated April 1, 2002, between Hanaro Telecom and Dreamline Corporation (including English summary).[3]

4.16	Agreement for the transfer of HanaNet Business dated March 22, 2002, between Hanaro Telecom and DreamX.net Co. (including English translation).[3]

4.17	Internet Service Agreement dated March 22, 2002, between Hanaro Telecom and DreamX.net Co. (including English summary).[3]

4.18	Underwriting Agreement dated April 24, 2002, between Hanaro Telecom, Bridge Securities, Korea Development Bank, Daewoo Securities, CJ Investment Trust & Securities and Mirae Asset Securities (including English translation).[3]

4.19	Interest Rate Swap Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea.[3]

4.20	Kun-Pledge Creation Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea (including English translation).[3]

4.21	Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.22	Special Terms of the Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.23	Amendment to the Special Terms of the Trust Deed dated December 3, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.24	Amendment to the Special Terms of the Trust Deed dated April 9, 2002, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.25	Asset Transfer Agreement dated October 23, 2001, between Hanaro Telecom and Hanafos Securitization Speciality Co., Ltd. (including English translation).[3]

4.26	Trust Deed dated April 18, 2002, between Hanaro Telecom and Kookmin Bank (including English translation).[3]

4.27	Asset Transfer Agreement dated April 18, 2002, between Hanaro Telecom and HanaDream Co., Ltd. (including English translation).[3]

4.28	Agreement for Outsourcing of Office Building Management dated 2003 between Hanaro Telecom and Hanaro Realty Development & Management (English translation).

4.29	Agreement for Outsourcing of Telecommunication Center Management dated 2003 between Hanaro Telecom and Hanaro Realty Development & Management (English translation).

4.30	Real Estate Collateral Trust Agreement dated March 20, 2003 between Hanaro Telecom and Korea Real Estate Investment Trust Co., Ltd (English translation).

4.31	Loan Transaction Agreement dated November 14, 2002 between Hanaro Telecom and Korea Exchange Bank (English translation).

8.1	List of Hanaro Telecom’s significant subsidiaries.

12(a).1	Certification of Chief Executive Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).2	Certification Chief Financial Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).3	Network Service Provider License dated February 12, 2000 (including English translation).[2]

12(a).4	Network Service Provider License dated August 17, 2000 (including English translation).[2]

12(a).5	Specific Service Provider License dated June 19, 1998 (including English translation).[2]

12(a).6	Network Operator License Letter dated June 28, 1999 (including English translation).[2]

12(a).7	Public Notice regarding grant of International Telecommunications Certificate from U.S. Federal Communications Commission dated July 6, 2000. [2]

12(a).8	Letter from Hanaro Telecom to the U.S. Securities and Exchange Commission.[3]

Exhibit
Number	Description

12(a).9	License for Facilities Based Telecommunications Business (Network Service) dated January 28, 2003 (English translation).

[1]	Previously filed with the registration statement relating to our initial public offering (No.333-11614) dated March 28, 2000.

[2]	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.

[3]	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANARO TELECOM, INC.

By:	/s/ Kyu June Hwang

Name: Kyu June Hwang Title: Managing Director

Date: June 5, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER OR EQUIVALENT

I, In-Haeng Lee, certify that:

1.	I have reviewed this annual report on Form 20-F of Hanaro Telecom, Inc. (the “Company”).

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.	The Company’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ In-Haeng Lee In-Haeng Lee
Representative Director/Senior Executive Vice President
(performing similar functions of a chief executive officer)
June 5, 2003

CERTIFICATION OF CHIEF FINANCIAL OFFICER OR EQUIVALENT

I, Young Wan Cho, certify that:

1.	I have reviewed this annual report on Form 20-F of Hanaro Telecom, Inc. (the “Company”).

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report.

4.	The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

(a)	designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.

5.	The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (and persons performing the equivalent function):

(a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

6.	The Company’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Young Wan Cho Young Wan Cho
Vice President/Head of the Financial Strategy Unit
(performing similar functions of a chief financial officer)
June 5, 2003

GLOSSARY

     Set forth below are definitions of some of the terms used in this annual report.

ADSL	Asymmetric Digital Subscriber Line. ADSL is a technology that allows more data to be sent over existing copper telephone lines. ADSL supports data rates of 1.5 to 9.0 Mbps when receiving data (known as the downstream rate), and 16 to 640 Kbps when sending data (known as the upstream rate). ADSL requires a special ADSL modem.

ATM	Asynchronous Transfer Mode. ATM is a high bandwidth, low-delay, high-speed transmission technology. ATM is a communication standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

backbone	A centralized high-speed network that interconnects smaller, independent networks.

bandwidth	The number of bits of information which can move over a communication medium in a given amount of time. Typically measured in Kbps and Mbps.

bps	Bits per second. A measure of digital information transmission rates. A rate of one bps can transmit one bit in a second.

cable modem	A modem designed to operate over cable television lines. Because cable lines used by cable television generally provides much greater bandwidth than telephone lines, a cable modem can be used to achieve faster access to the world wide web.

dedicated line	Telecommunication lines dedicated or reserved for use by particular subscribers along predetermined routes.

dial-up access	Refers to connecting a device to a network via a modem and public telephone network. Dial-up access is really just like a phone connection, except the parties at the two ends are computer devices rather than people.

DSLAM	Digital Subscriber Line Access Multiplexer. DSLAM is a box that sits at the network end of a DSL line which gathers together all the data to send over the backbone network.

fiber optics	A technology that uses glass (or plastic) threads (fibers) to transmit data. A fiber optic line consists of a bundle of glass threads, each of which is capable of transmitting messages modulated onto light waves.

Gbps	Gigabits per second. A measure of digital information transmission rates. One Gbps equals 1,000 Mbps, one million Kbps, or one billion bps.

HFC	Hybrid Fiber Coaxial. HFC cable is used in broadband telecommunication systems. HFC can transmit between 500 MHz to 1,000 MHz of bandwidth in both directions.

IDC	Internet data center.

IMT-2000	International Mobile Telecommunications 2000. IMT-2000, or “3G”, is an initiative of the International Telecommunication Union to unify the diverse second-generation systems in the global wireless industry that are currently largely incompatible by establishing certain global standards for third-generation systems that will provide a common air interface capable of offering wireless multimedia service globally at transmission speeds of up to 348 Kbps on the move and 2 Mbps when stationary or indoors.

Internet	A global network connecting millions of computers. More than 100 countries are linked into exchanges of data, news and opinions.

ISDN	Integrated Services Digital Network. ISDN is an international communications standard for sending voice, video and data over digital telephone lines.

i

ISP	Internet Service Provider. An ISP is a company that provides access to the Internet. For a monthly fee, the service provider provides a software package, user name, password and access phone number. Equipped with a modem, the user can then log on to the Internet and browse the world wide web.

internet telephony	A category of hardware and software that enables people to use the Internet as the transmission medium for telephone calls.

Kbps	Kilobits per second. A measure of digital information transmission rates. One Kbps equals 1,000 bps.

LAN	Local Area Network. A LAN is a group of computers and associated devices that share a common communications line and typically share the resources of a single processor or server within a small geographic area (for example, within an office building). Usually, the server has applications and data storage that are shared in common by multiple computer users
leased line	A permanent telephone connection between two points set up by a network service provider. Typically, leased lines are used by businesses to connect geographically distant offices. The fee for the connection is usually a fixed monthly rate.

LMDS	Local Multi-point Distribution System. LMDS is a terrestrial wireless local-loop network that operates using microwave transmission links to provide a wireless last-mile connection to the subscriber.

Mbps	Megabits per second. A measure of digital information transmission rates. One Mbps equals 1,000 Kbps or one million bps.

MIC	Ministry of Information and Communication of Korea.

NSP	Network Service Provider.

remote terminal	A system that multiplexes voice and data signals into synchronous data streams and transmits them as optical signals.

router	A device that forwards data packets between interconnected network segments.

SDH	Synchronous Digital Hierarchy. A set of standard fiber optic based serial standards planned for use with ATM and other standards.

VDSL	Very high bit rate Digital Subscriber Line. VDSL is a technology that allows final delivery of data over existing copper telephone lines. VDSL supports data rates of up to 52 Mbps when receiving data (known as the downstream rate).

VoIP	Voice over Internet Protocol (that is, voice delivered using the Internet Protocol) is a term used in Internet Protocol telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol. This means sending voice information in digital form in discrete packets rather than in the traditional circuit-committed protocols of the public switched telephone network.

WLL	Wireless Local Loop. A local loop using fixed radio access technology to provide low to medium speed Internet services.

ii

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
Hanaro Telecom, Inc.:

We have audited the accompanying consolidated balance sheets of Hanaro Telecom, Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2000, 2001 and 2002, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. and its subsidiaries as of December 31, 2001 and 2002, and the results of their operations, changes in shareholders’ equity and their cash flows for the years ended December 31, 2000, 2001 and 2002 in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 26.

/s/ Anjin & Co.

Anjin & Co.
(A former member firm of Andersen Worldwide.
Anjin & Co. became an associate member firm of
Deloitte Touche Tohmatsu effective July 2, 2002.)

Seoul, Korea
     April 10, 2003

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

					Translation into
	Korean Won				U.S. Dollars (Note 2)

ASSETS	2001		2002		2002

	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	298,692	W	306,118	$258,044
Short-term financial instruments (Notes 4 and 5)		150,040		150,499	126,864
Marketable securities (Note 6)		50,744		17,811	15,014
Trade receivables, net of allowance for doubtful accounts of W4,880 million in 2001 and W18,137 million in 2002 (Notes 2 and 16)		150,889		229,867	193,768
Short-term loans, net of discount on present value of W444 million in 2001 and W189 million in 2002 (Note 8)		10,705		7,194	6,064
Accounts receivable-other, net of allowance for doubtful accounts of W142 million in 2001 and W3,033 million in 2002		6,952		7,032	5,928
Accrued income		4,067		5,319	4,484
Prepaid expenses (Note 9)		31,339		8,980	7,570
Prepaid income tax		5,684		4,458	3,758
Advanced payments		2,955		261	220
Forward exchange contracts		2,519		—	—
Inventories		14,691		10,880	9,171
Other current assets		4,800		—	—

		734,077		748,419	630,885

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		1,261		23	20
Investment securities (Note 7)		63,606		57,668	48,612
Long-term loans, net of discount on present value of W6,594 million in 2001 and W5,194 million in 2002 (Note 8)		50,080		48,478	40,865
Key-money deposits (Note 22)		86,490		79,530	67,040
Long-term prepaid expenses (Note 9)		20,951		13,990	11,793
Deferred income tax assets (Note 21)		269		181	152
Property and equipment, net (Notes 2, 10, 13, 15 and 25)		3,146,589		3,134,314	2,642,092
Intangibles (Notes 11, 12 and 25)		942		22,182	18,699

		3,370,188		3,356,366	2,829,273

Total Assets	W	4,104,265	W	4,104,785	$3,460,158

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2001 AND 2002

					Translation into
	Korean Won				U.S. Dollars (Note 2)

LIABILITIES AND SHAREHOLDERS' EQUITY	2001		2002		2002

	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	W	104,763	W	77,332	$65,188
Other accounts payable		368,141		181,196	152,741
Short-term borrowings (Note 14)		70,613		63,000	53,106
Current maturities of long-term debt, net of discount on debentures of W1,032 million in 2001 and W5,249 million in 2002 and accrued interest of W8,245 million and present value discount of W7,538 million in 2002 (Notes 13 and 15)		326,217		1,041,343	877,807
Advances received (Note 16)		117,127		152,516	128,564
Accrued expenses		37,087		47,922	40,396
Withholdings		5,127		16,531	13,935
Other current liabilities		8,938		25,527	21,519

		1,038,013		1,605,367	1,353,256

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 15)		230,643		213,233	179,746
Debentures, net (Note 15)		1,029,371		617,647	520,650
Long-term obligations under capital leases, net of current portion (Note 13)		57,508		38,087	32,106
Long-term advances received (Note 16)		155,482		87,873	74,073
Accrued severance indemnities, net (Note 2)		17,740		24,094	20,310
Guarantee deposits received		7,116		2,569	2,165
Deferred income tax liabilities (Note 21)		—		417	352

		1,497,860		983,920	829,402

Total Liabilities		2,535,873		2,589,287	2,182,658

COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY (Note 18):
Capital stock		1,320,000		1,396,613	1,177,285
Paid-in capital in excess of par value		689,175		688,951	580,756
Other capital surplus		257		807	680
Accumulated deficit (net loss of W245,902 million in 2001 and W125,025 million in 2002)		(590,365)		(710,804)	(599,177)
Capital adjustments:
Stock compensation (Note 19)		2,890		4,541	3,828
Valuation loss on investments, net (Note 7)		(669)		(4,430)	(3,734)
Valuation loss on interest swap		—		(5,633)	(4,748)
Foreign-based operations translation credit (debit)		6		(24)	(20)
Minority interest		147,098		145,477	122,630

Total Shareholders’ Equity		1,568,392		1,515,498	1,277,500

Total Liabilities and Shareholders’ Equity	W	4,104,265	W	4,104,785	$3,460,158

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Translation into
	Korean Won						U.S. Dollars(Note 2)

	2000		2001		2002		2002

							(In thousands, except
	(In millions, except per share amount)						per share amount)
OPERATING REVENUE (Notes 23 and 25)	W	342,804	W	830,721	W	1,417,854	$1,195,190
OPERATING EXPENSES (Note 20)		647,415		1,001,335		1,396,426	1,177,127

OPERATING INCOME (LOSS)		(304,611)		(170,614)		21,428	18,063
NON-OPERATING INCOME:
Interest income		57,578		26,506		32,761	27,616
Dividend income		—		98		2,935	2,474
Gain on valuation of marketable securities		14		5,271		5	4
Gain on disposal of marketable securities		—		190		1,718	1,448
Gain on disposal of investments		—		1,387		2,681	2,260
Gain on foreign currency transactions		2,011		6,522		1,560	1,315
Gain on foreign currency translation		21		538		17,064	14,384
Gain on valuation of forward exchange contract		—		2,519		—	—
Gain on transaction of forward exchange contract (Note 17)		—		—		186	157
Gain on disposal of intangible assets		—		—		1,646	1,388
Gain on realization of negative goodwill (Note 12)		—		—		3,093	2,607
Other		1,916		6,476		6,716	5,662

		61,540		49,507		70,365	59,315

NON-OPERATING EXPENSES:
Interest expense (Note 15)		44,011		107,231		169,412	142,807
Loss on valuation of marketable securities		9,682		—		2,838	2,392
Loss on disposal of marketable securities		2,200		5		15	13
Loss on disposal of trade receivables (Note 16)		—		4,100		22,293	18,792
Loss on disposal of property and equipment		16		936		5,606	4,726
Loss on disposal of investments		—		—		1,140	961
Loss on early redemption of debentures (Note 15)		—		—		5,072	4,275
Loss on foreign currency transactions		163		4,781		428	361
Loss on foreign currency translation		7,143		7,031		260	219
Loss on valuation of forward exchange contract (Note 17)		—		—		1,888	1,592
Impairment loss on investment securities (Note 7)		—		2,115		6,957	5,864
Impairment loss on development costs (Note 11)		—		612		—	—
Provision for doubtful accounts, other		—		—		2,899	2,444
Donations		726		743		335	282
Other		75		147		328	277

		64,016		127,701		219,471	185,005

LOSS BEFORE INCOME TAX		(307,087)		(248,808)		(127,678)	(107,627)
INCOME TAX EXPENSE (Note 21)		(57)		(35)		(1,083)	(913)
MINORITY INTEREST SHARE OF LOSS		1,974		2,941		3,736	3,149

NET LOSS	W	(305,170)	W	(245,902)	W	(125,025)	$(105,391)

BASIC AND DILUTED LOSS PER SHARE (Note 2)	W	(1,184)	W	(931)	W	(453)	$(0.38)

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Korean Won (In millions)

					Retained
	Common		Capital		Earnings		Capital		Minority
	Stock		Surplus		(Deficit)		adjustments		Interests		Total

Balance at December 31, 1999	W	1,200,000	W	410,427	W	(38,863)	W	195	W	—	W	1,571,759
Issuance of common stock on March 29, 2000 for cash (W17,200 won per share)		120,000		278,748		—		—		3,431		402,179
Net loss for 2000		—		—		(305,170)		—		(1,974)		(307,144)
Cumulative effect on prior years of accounting changes		—		—		494		—		—		494
Compensation expense incurred in connection with stock options		—		—		—		1,607		—		1,607
Loss on valuation of investment securities		—		—		—		(1,820)		—		(1,820)
Foreign-based operations translation credit		—		—		—		3		—		3

Balance at December 31, 2000		1,320,000		689,175		(343,539)		(15)		1,457		1,667,078
Net loss for 2001		—		—		(245,902)		—		(2,047)		(247,949)
Deficit - minority interest		—		—		(894)		—		—		(894)
Effect of changes in consolidated subsidiaries		—		—		—		—		147,098		147,098
Effect of changes in ownership interest		—		204		(29)		—		559		734
Disposal of investment securities in subsidiaries		—		53		(1)		—		31		83
Compensation expense incurred in connection with stock options		—		—		—		1,088		—		1,088
Gain on valuation of investment securities		—		—		—		1,151		—		1,151
Foreign-based operations translation credit		—		—		—		3		—		3

Balance at December 31, 2001		1,320,000		689,432		(590,365)		2,227		147,098		1,568,392
Net loss for 2002		—		—		(125,025)		—		(3,736)		(128,761)
Issuance of common stock by exercise of stock warrants		76,613		(390)		—		—		—		76,223
Effect of changes in consolidated subsidiaries		—		(207)		4,586		—		—		4,379
Effect of changes in ownership interest		—		116		—		—		2,115		2,231
Disposal of investment securities in subsidiaries		—		807		—		—		—		807
Compensation expense incurred in connection with stock options (Note 19)		—		—		—		1,651		—		1,651
Loss on valuation of investment securities		—		—		—		(3,761)		—		(3,761)
Loss on valuation of interest swap (Note 17)		—		—		—		(5,633)		—		(5,633)
Foreign-based operations translation credit				—		—		(30)		—		(30)

Balance at December 31, 2002	W	1,396,613	W	689,758	W	(710,804)	W	(5,546)	W	145,477	W	1,515,498

Translation into U.S Dollars (In thousands) (Note 2)	W	1,177,285	W	581,436	W	(599,177)	W	(4,674)	W	122,630	W	1,277,500

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

				Translation into
	Korean Won			U.S. Dollars(Note 2)

	2000	2001	2002	2002

		(In millions)		(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	W (305,170)	W (245,902)	W (125,025)	W (105,391)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock compensation expense	1,802	1,088	1,651	1,392
Depreciation and amortization	187,269	327,498	433,555	365,468
Provision for severance indemnities	6,906	12,572	13,646	11,503
Provision for doubtful accounts	734	2,760	16,589	13,984
Amortization of discount on debentures	3,411	7,873	26,787	22,580
Recognition of long-term accrued interest	—	4,700	8,246	6,951
Employee fringe benefits	2,179	397	2,070	1,745
Loss on foreign currency translation	7,143	7,031	260	219
Loss on disposal of marketable securities	2,200	5	15	13
Loss on valuation of marketable securities	9,682	—	2,838	2,392
Loss on disposal of property and equipment	17	936	5,606	4,726
Loss on early redemption of debentures	—	—	5,072	4,275
Loss on valuation of forward exchange contract	—	—	1,888	1,592
Impairment loss on investment securities	—	2,115	6,957	5,864
Gain on valuation of marketable securities	(14)	(5,271)	(5)	(4)
Gain on disposal of investments	—	(1,387)	(2,681)	(2,260)
Gain on disposal of marketable securities	—	(190)	(1,718)	(1,448)
Gain on disposal of intangibles	—	—	(1,646)	(1,388)
Gain on foreign currency translation	—	(115)	(17,064)	(14,384)
Gain on realization of negative goodwill	—	—	(3,093)	(2,607)
Amortization of present value discount	(1,683)	(2,116)	(3,744)	(3,156)
Minority interests loss	(1,974)	(2,941)	(3,736)	(3,149)
Other, net	(275)	(1,967)	867	731
Changes in assets and liabilities resulting from operations:
Increase in trade receivables	(68,887)	(53,766)	(91,397)	(77,044)
Increase in accounts receivable-other	(48)	(5,230)	(2,816)	(2,374)
Decrease (Increase) in accrued income	(2,388)	6,069	1,643	1,385
Decrease (Increase) in prepaid expenses	17,153	(2,046)	22,260	18,764
Decrease in prepaid income tax	2,756	7,459	1,306	1,101
Decrease (Increase) in advanced payments	21,504	9,382	(11,860)	(9,997)
Increase in inventories	(286,018)	(78,145)	(55,892)	(47,115)
Decrease (Increase) in other current assets	(9,298)	13,769	5,905	4,978
Decrease in long-term prepaid expenses	3,938	11,941	6,961	5,868
Decrease (Increase) in deferred income tax assets	50	(72)	100	84
Increase (Decrease) in trade payables	55,590	(14,104)	(27,016)	(22,773)
Increase (Decrease) in other accounts payable	205,548	(69,683)	(186,839)	(157,497)
Increase in accrued expenses	13,449	8,608	7,361	6,205
Increase (Decrease) in withholdings	2,680	(420)	3,593	3,029
Increase in other current liabilities	3,628	22,382	21,470	18,098
Increase(Decrease) in other long-term liabilities	—	5,873	(4,308)	(3,632)
Increase in deferred income tax liabilities	—	—	407	343
Increase (Decrease) in foreign based operations translation credit	3	3	(30)	(25)
Decrease in payments to National Pension	135	112	76	64
Payments of severance indemnities	(1,924)	(3,524)	(5,786)	(4,878)

Net cash flows provided by (used in) operating activities	(129,902)	(34,306)	52,473	44,232

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

							Translation into
	Korean Won						U.S. Dollars(Note 2)

	2000		2001		2002		2002

			(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Disposal of marketable securities	W	2,867,516	W	630	W	101,908	$85,904
Collection of short-term financial instruments		2,478,483		502,754		483,510	407,578
Redemption of short-term loans		771		787		1,150	969
Redemption of long-term loans		1,683		332		16,044	13,524
Withdrawal of long-term financial instruments		1,449		27,496		1,220	1,028
Refund of key-money deposits		1,383		192		16,045	13,525
Proceeds from disposal of property and equipment		154		1,328		4,494	3,788
Proceeds from disposal of intangibles		—		—		1,800	1,517
Disposal of investment securities		—		3,708		8,528	7,189
Withdrawal of severance insurance deposits		—		84		1,673	1,410
Acquisition of short-term financial instruments		(2,116,710)		(497,811)		(484,050)	(408,033)
Purchase of marketable securities		(2,575,766)		(30,444)		(70,098)	(59,090)
Payment of short-term loans		(266)		(27)		(572)	(482)
Purchase of investment securities		(24,932)		(56,734)		(3,348)	(2,822)
Acquisition of long-term financial instruments		(27,312)		(262)		(85)	(72)
Payment of long-term loans		(8,030)		(1,750)		(2,855)	(2,407)
Payment of key-money deposits		(27,830)		(3,972)		(9,111)	(7,680)
Acquisition of property and equipment		(1,587,276)		(506,000)		(363,174)	(306,140)
Acquisition of intangibles		(42,422)		(12,293)		(18,447)	(15,550)
Payment of severance insurance deposits		—		(1,954)		(2,764)	(2,328)

Net cash flows used in investing activities		(1,059,105)		(573,936)		(318,132)	(268,172)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		108,918		63,653		63,000	53,106
Proceeds from long-term debt		79,394		129,306		236,424	199,295
Proceed from issuance of debentures		812,238		205,947		603,972	509,122
Proceeds from long-term obligation under capital leases		69,111		43,407		20,526	17,302
Proceeds from issuance of common stock		398,797		—		76,223	64,253
Receipt of long-term advances		—		309,000		81,000	68,280
Proceeds from issuance of minority interests		3,431		794		—	—
Repayment of short-term borrowings		(1,300)		(111,327)		(64,695)	(54,535)
Repayment of current portion of long-term debt		(603)		(141)		(77,333)	(65,188)
Repayment of long-term debt and debentures		(3,357)		(86,570)		(546,896)	(461,010)
Refund of long-term advances		—		(55,900)		(117,207)	(98,800)
Other, net		26		(161)		(1,196)	(1,008)

Net cash flows provided by financing activities		1,466,655		498,008		273,818	230,817

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		70		49,869		(733)	(617)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		277,718		(60,365)		7,426	6,260
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		81,339		359,057		298,692	251,784

CASH AND CASH EQUIVALENTS, END OF YEAR	W	359,057	W	298,692	W	306,118	$258,044

(continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars(Note 2)

	2000		2001		2002		2002

			(In millions)				(In thousands)
CASH PAID FOR INTEREST	W	45,144	W	101,395	W	140,137	$118,129
CASH REFUNDED FOR INCOME TAX	W	2,726	W	7,352	W	2,289	$1,930
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	W	589	W	11,146	W	6,842	$5,768
Transfer of advanced payments to property and equipment		—		—		14,390	12,130
Transfer of short-term loans to long-term loans		—		—		10,028	8,453
Transfer of long-term accounts receivable to current portion		465		—		—	—
Transfer of long-term accounts receivable to key- money deposits		—		1,004		—	—
Transfer of inventories to prepaid expenses		41,287		—		—	—
Transfer of inventories to long-term prepaid expenses		29,398		—		—	—
Transfer of inventories to property and equipment		204,592		94,826		59,374	50,050
Transfer of property and equipment to inventories		12,923		—		—	—
Transfer of construction-in-progress to property and equipment		468,163		320,136		173,444	146,206
Transfer of construction-in-progress to intangibles		—		—		16,429	13,849
Transfer of debentures to current portion		43,750		181,500		849,330	715,949
Transfer of long-term debt to current portion		21,117		32,767		187,454	158,016
Transfer of long-term obligation under capital leases to current portion		21,703		35,733		38,376	32,349
Transfer of long-term advances received to current portion		—		97,618		146,024	123,092
Recognition of gain (loss) on valuation of investment securities as capital adjustments		(1,820)		1,151		(3,761)	(3,170)

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2000, 2001 AND 2002

1. GENERAL:

(1) Hanaro Telecom, Inc.

Hanaro Telecom, Inc. (“Hanaro”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). Hanaro was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. Hanaro commenced providing local call and high- speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Pusan, Ulsan and Incheon.

On November 11, 1998, Hanaro was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). Hanaro issued ADRs (American Depository Receipts) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

On December 12, 2002, Hanaro received a license to provide domestic long distance calls and international calls from the MIC and plans to begin providing service in October 2003.

Hanaro’s headquarters is located in Seocho-Gu, Seoul. The Company has 10 domestic branches. Hanaro has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc., and Dreamline Corporation

As of December 31, 2002, the shareholders of the Company are as follows:

		Percentage of
	Number of shares	ownership (%)

Samsung Electronics Co., Ltd.	23,542,281	8.43
Dacom Corporation	19,754,656	7.07
SK Telecom	15,117,710	5.41
Daewoo Securities Co., Ltd.	12,000,000	4.30
LG Electronics, Inc.	11,175,047	4.00
LG Insurance Co., Ltd.	8,025,156	2.87
LG Telecom Co., Ltd.	5,397,574	1.93
Onse Telecom	3,472,533	1.24
Doosan Heavy Industries and Construction Co., Ltd.	2,942,874	1.05
Employee stock ownership association	2,995,840	1.07
Others	174,899,009	62.63

	279,322,680	100.00

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management’s current assessment.

(2)  Consolidated Subsidiaries

The consolidated financial statements include the accounts of Hanaro and its controlled subsidiaries (collectively referred to as the “Company”). Controlled subsidiaries include majority-owned entities and entities of which Hanaro owns more than 30 percent of the total outstanding voting stock and is the largest shareholder. Significant inter-company accounts and transactions have been eliminated in the consolidation. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

	Year	Ownership
	control was	percentage (%)
	obtained
Subsidiaries		2001	2002	Primary business

Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management of Hanaro Telecom, Inc.
Hanaro Telephone & Internet Information, Inc	2002	—	99.99	Customer Q & A and service
Hanaro Customer Service, Inc.	1999	99.99	—	Customer Q&A and service
Hanaro WEB[n]TV	2000	100.00	90.91	Broadcasting & telecommunication
Hanaro Internetdesk Co., Ltd.	2000	99.99	—	Customer service
Hanaro Technologies, Inc.	2000	99.99	—	Installation, trouble shooting and maintenance of Hanaro Telecom Inc.’s service
M-commerce Co., Ltd.	2000	45.80	30.29	Mobile E-commerce
Hanaro Telecom America, Inc.	2000	100.00	100.00	Telecommunication service
Dreamline Corporation	2001	32.18	32.18	Leased line and high-speed data access service
HanaroDream Inc.	2001	82.44	42.14	On-line distribution of digital
(formerly, “DreamX.net Co.”)				contents

On December 24, 2001, Hannaro acquired 32.18% of Dreamline Corporation’s common stock and, accordingly, included Dreamline Corporation and HanaroDream Inc., an 82.4 percent-owned subsidiary of Dreamline Corporation in the 2001 consolidated financial statements. As a result, the Company’s consolidated assets and equity increased by W521,238 million and W147,908 million, respectively, as of December 31, 2001. Revenues and expenses of Dreamline Corporation and HanaroDream Inc. in 2001 were not included in the consolidated statements of operations for the year ended December 31, 2001 as the acquisition date of controlling interest was deemed to be on December 31, 2001, which is the nearest book-closing date from the actual acquisition date.

On January 16, 2002, Hanaro Customer Service, Inc. merged with Hanaro Internetdesk Co., Ltd. and changed its name to Hanaro Telephone & Internet Information, Inc. During 2002, the Company liquidated Hanaro Technologies, Inc. and disposed of a portion of its ownership of M-commerce Co., Ltd.: as a result, both companies are excluded from the consolidated financial statements as of December 31, 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

Hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,186.30 to US $1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

Use of Estimates

The preparation of financial statements in accordance with Korean GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimates and assumptions relate to revenue recognition, allowance for doubtful accounts, depreciation, investments in non-listed equity securities and deferred income taxes. Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

Revenue Recognition

Revenue related to installation of service and sales of customer premises equipment is recognized when the equipment is delivered and installation is completed. The customer activation fees are recorded as revenues when billed and revenue for local call and high-speed Internet access is recognized monthly as the services are provided. Revenue from other services including leased line services are recognized when the services are provided in accordance with the contract terms.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents. Restricted deposits and current portion of long-term deposits are classified as short-term financial instruments.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Marketable Securities

Marketable securities are stated at acquisition cost plus incidental expenses. If the fair value of marketable securities differs from the book value determined by the individual moving average method, marketable securities are stated at fair value and the unrealized gain or loss is reflected in current operations.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible individual accounts and historical bad debt experience.

The increase in the provision and allowance is consistent with the Company’s increase in operating revenues.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Amount

	2000		2001		2002

Beginning of period	W	95	W	1,013	W	5,022
Provision		734		2,760		16,589
Write-offs		—		(25)		(440)
Changes in consolidated subsidiaries		184		1,274		(1)

End of period	W	1,013	W	5,022	W	21,170

Inventories

Inventories consist primarily of modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined by the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities

(1)  Equity Securities

Equity securities held for investment (excluding those of affiliates and subsidiaries discussed in the next paragraph) that are not actively quoted (unlisted security) are stated at acquisition cost. Actively quoted (listed security) securities, including those traded over-the-counter, are stated at fair value with a valuation gain or loss recorded as a capital adjustment. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations.

Equity securities held for investment in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

(2)  Debt Securities

Debt securities held for investment are classified as either held-to-maturity investment debt securities or available-for-sale investment debt securities at the time of purchase. Investments in debt securities of the types indicated below are classified as available-for-sale investment debt securities.

•	All held-to-maturity investment debt securities if some portion was sold during the current period

•	Securities obliged to be sold before maturity by legal regulations

•	Securities accounted for as investment securities impairment loss

Held-to-maturity investment debt securities are stated at acquisition cost, as determined by the individual moving average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with resulting valuation gains or losses recorded as a capital adjustment. If the fair value of a held-to-maturity or a available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (an impaired investment security), the carrying value of the debt security is adjusted to fair value with the resulting valuation loss charged to current operations.

(3)  Gain or Loss on Valuation of Investment Securities

The net unrealized gain or loss is presented as gain or loss on valuation of investment securities in capital adjustments. An unrealized valuation gain or loss of investment securities incurred in subsequent periods is deducted from or added to the previous balance of unrealized valuation gain or loss of investment securities. When investment securities are sold, the unrealized valuation gain or loss of investment securities included in the capital adjustment account is added to or deducted from the gain or loss on disposal. With respect to an impaired investment security, any unrealized valuation gain or loss on the security previously included in the capital adjustment account is reversed.

(4)  Recovery of Impaired Investment Securities

For commercial companies, the recovery of previously impaired investment securities is accounted for as follows: For marketable equity securities and available for sale debt securities, the recovery is recorded in capital adjustment. For unlisted equity securities and held-to-maturity debt securities, the recovery is recorded in current operations up to the amount of previously recognized impairment loss.

(5)  Reclassification of Securities

If the Company’s objectives change, a trading security can be reclassified to investment securities, but only as of a balance sheet date. The difference between the fair value of the security as of the balance sheet date and the book value is recognized as gain or loss on valuation of trading securities and credited or charged to current operations. Investment securities cannot be reclassified to trading securities.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term accounts payable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest expense, discount expense and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completing the acquisition, are capitalized. Interest capitalization for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Amount

	2000		2001		2002

Total interest incurred	W	50,733	W	112,649	W	171,196
Charge to expense		(44,011)		(107,231)		(167,025)

Interest capitalized	W	6,722	W	5,418	W	4,171

Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated Useful Lives

Buildings, building facilities and structures	50 years
Machinery	8 years
Vehicles and other	5 ~ 8 years

Impairment of Long-Lived Assets

Long-lived assets are subject to review for impairment. When the book value of a long-lived asset exceeds its recoverable value, due to obsolescence, damage or abrupt decline in market value, the decline in value is deducted from the asset’s book value and expensed in the year it occurs. Recoverable value is the greater of net realizable value or useful value.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

Estimated Useful Lives

Goodwill	5 years
Property rights of industry	5-10 years
Cable line usage rights	15-20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W21,419 million and W28,027 million, as of December 31, 2001 and 2002, respectively.

Funding for this liability is not required by law, however, the Company has insured a portion of its obligations for severance indemnities, in order to obtain the related tax benefits, by making deposits with insurance companies. Withdrawal of these deposits, with a balance of W1,135 million as of December 31, 2001, is restricted to the payment of severance indemnities. The amounts funded under this insurance plan are classified as long-term financial instruments.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W371 million and W295 million as of December 31, 2001 and 2002, are presented as deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of W 3,308 million and W 3,638 million as of December 31, 2001 and 2002, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Amount

	2000		2001		2002

Beginning of period	W	5,842	W	10,832	W	21,419
Severance payments		(1,924)		(3,524)		(5,786)
Provision		6,906		12,572		13,646
Changes in consolidated subsidiaries		8		1,539		(1,252)

		10,832		21,419		28,027

National Pension Fund for employees		(466)		(371)		(295)
Severance insurance deposits		(609)		(3,308)		(3,638)

End of period	W	9,757	W	17,740	W	24,094

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W 1,313.50 and
W 1,186.30 to US $1.00 at December 31, 2001 and 2002, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the tax rate in effect at each balance sheet date.

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the minimum value method). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 19).

Net Loss Per Share

Loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

Basic and diluted loss per share for the years ended December 31, 2000, 2001 and 2002 are computed as follows:

	Amount

	2000		2001		2002

Net loss (won in millions)	W	(305,170)	W	(245,902)	W	(125,025)
Weighted average number of common shares outstanding (In thousands)		257,836		264,000		275,849

Basic and diluted loss per share	W	(1,184)	W	(931)	W	(453)

Bonds with warrants and stock options were not included in computing diluted loss per share in 2000, 2001 and 2002, respectively, because their effects were antidilutive.

Comparative Presentation

Certain accounts of prior years’ financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior periods.

3.     CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2001 and 2002 are as follows (won in millions):

	Interest rate per annum (%)	Amount

	2002	2001		2002

Cash on hand	—	W	17	W	14
Passbook accounts	1.0		5,178		6,327
Time deposits	4.3 ~ 4.7		22,300		21,171
Time deposits in foreign currency	—		12,482		—
Money Market Funds	3.7 ~ 4.8		160,262		214,100
Repurchase agreements	4.7 ~ 5.0		11,740		10,000
Specified money trust	4.6 ~ 5.1		53,000		42,740
Fixed interest instruments	5.1		28,000		10,000
Money Market Deposit Account	3.8		5,713		1,766

		W	298,692	W	306,118

4.     SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1)	Short-term financial instruments as of December 31, 2001 and 2002 are as follows (won in millions):

	Interest rate per annum (%)	Amount

	2002	2001		2002

Time deposits	4.0 ~ 6.2	W	82,040	W	104,476
Repurchase agreements	4.6 ~ 5.1		68,000		25,067
Specified money trust	5.1		—		20,956

		W	150,040	W	150,499

(2)	Long-term financial instruments as of December 31, 2000 and 2001 are as follows (won in millions):

	Interest rate per annum (%)	Amount

	2002	2001		2002

Deposits for checking accounts	—	W	31	W	23
Severance indemnity insurance deposits	—		1,135		—
Accident insurance deposits	—		95		—

		W	1,261	W	23

5.     RESTRICTED DEPOSITS:

As of December 31, 2001 and 2002, the following deposits are subject to withdrawal restrictions as guarantees for checking accounts, severance payments and other reasons (won in millions).

	Amount

	2001		2002

Short-term financial instruments:
Time deposits	W	53,630	W	79,749
Repurchase agreements		5,000		14,000

		58,630		93,749

Long-term financial instruments:
Deposits for checking accounts		31		23
Severance indemnity insurance deposits		1,135		—
Accident insurance deposits		95		—

		1,261		23

	W	59,891	W	93,772

6.     MARKETABLE SECURITIES:

Marketable securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001				2002

	Acquisition cost		Fair value		Acquisition cost		Fair value

Beneficiary certificates (Equity securities)	W	25,000	W	20,468	W	25,000	W	17,630
Beneficiary certificates (Debt securities)		30,000		30,118		—		—
Government bonds		143		158		153		181

	W	55,143	W	50,744	W	25,153	W	17,811

7.     INVESTMENT SECURITIES:

(1)	Investment securities as of December 31, 2001 and 2002 consist of the following (won in millions):

	Amount

	2001		2002

Listed equity securities	W	9,336	W	4,735
Non-listed equity securities		37,419		31,473
Debt securities		16,851		21,460

	W	63,606	W	57,668

(2)	Listed equity securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001				2002

	Acquisition cost		Fair value		Acquisition cost		Fair value

LG Telecom Co., Ltd.	W	5,396	W	8,534	W	5,396	W	4,505
Netsecure Technology, Inc.		1,399		802		1,399		166
IMRI Co., Ltd.		—		—		800		64

	W	6,795	W	9,336	W	7,595	W	4,735

(3)	Non-listed equity securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001			2002

Company	Ownership (%)	Book value		Ownership (%)	Acquisition cost		Net asset value		Book value

Korea Information Assurance, Inc.	0.50	W	100	0.47	W	100	W	83	W	100
Media Valley, Inc.	5.40		497	5.44		900		256		256
CCR Inc.	9.64		1,780	2.08		1,780		2,445		1,780
C.C.S. Inc.	10.00		4,500	10.00		4,500		2,071		4,500
Dauinternet, Inc.	1.11		1,100	0.63		1,100		62		1,100
Korea Cable Television Suh-kyung Broadcasting Co., Ltd.	18.18		3,999	18.18		3,999		2,229		3,999
Korea Cable Television Suwon Broadcasting Co., Ltd.	2.25		1,894	—		—		—		—
Korea Cable Television Kyung-nam Broadcasting Co., Ltd.	8.31		4,311	8.31		4,311		2,185		4,311
Nae-Il network Co., Ltd.	16.19		3,400	16.19		3,400		2,312		3,400
Engineering Benevolent Association	0.03		14	0.03		14		14		14
KDBC-Hanaro Interventure Fund	31.00		3,100	31.00		3,100		2,865		3,100
Dream Venture Fund 1	50.00		3,000	50.00		3,000		2,713		3,000
Other			9,724			14,973		4,651		5,913

		W	37,419		W	41,177	W	21,886	W	31,473

Non-listed equity securities of which the net asset value declined compared to acquisition cost and is not expected to recover were adjusted to net asset value, with the impairment loss charged to current operations.

(4)	Debt securities as of December 31, 2001 and 2002 are as follows (won in millions):

	2001				2002

	Acquisition cost		Book value		Acquisition cost		Book value

Government bond	W	8	W	8	W	4	W	4
Corporate bond		240		240		240		240
Subordinate bonds		19,937		16,603		23,386		21,216

	W	20,185	W	16,851	W	23,630	W	21,460

Subordinate bonds were acquired by transfer of asset backed securities and issuance of collateralized bond obligation.

8.     LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2001 and 2002 are as follows (won in millions):

		Amount

		2001				2002
	Interest per
	annum %	Short-term		Long-term		Short-term		Long-term

Loans to employees for share ownership	—	W	10,199	W	6,978	W	—	W	16,373
Loans to employees for housing	2.0		880		5,086		1,148		6,740
Other	—		70		54		109		99

			11,149		12,118		1,257		23,212
Less: discount on present value			(444)		(2,260)		(25)		(3,357)

		W	10,705	W	9,858	W	1,232		19,855

9.     PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company’s PC-PLUS I and II program, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. W5,836 million is recorded as long-term prepaid expense as of December 31, 2001 and W27,056 million and W5,836 million are recorded as prepaid expenses as of December 31, 2001 and 2002, respectively.

10.     PROPERTY AND EQUIPMENT:

Property and equipment as of December 31, 2001 and 2002 are as follows (won in millions):

	Amount

	2001		2002

Land	W	153,703	W	157,962
Buildings		237,251		256,692
Structures		3,574		3,607
Machinery		3,186,381		3,589,543
Vehicles		859		788
Other		66,596		57,901
Construction in progress		101,601		85,121
Machinery in transit		268		460

		3,750,233		4,152,074

Less: Accumulated depreciation
Buildings		(11,302)		(16,613)
Structures		(230)		(319)
Machinery		(568,651)		(971,848)
Vehicles		(375)		(403)
Other		(23,086)		(28,577)

		(603,644)		(1,017,760)

	W	3,146,589	W	3,134,314

Depreciable assets are insured for fire and other casualty losses up to W2,068,311 million and W2,315,810 million as of December 31, 2001 and 2002, respectively.

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is W135,516 million and W139,010 million as of December 31, 2001 and 2002, respectively.

11.     INTANGIBLES:

(1)	Intangibles as of December 31, 2001 and 2002 are as follows (won in millions):

	Amount

	2001		2002

Goodwill	W	11,329	W	6,742
Property rights of industry		168		111
Cable line usage rights		13,680		39,757
Development costs		3,113		999
Land rights		74		70
Organization costs		1		—
Other		2,515		1,348
Negative goodwill (Note 12)		(29,938)		(26,845)

	W	942	W	22,182

(2)	Amortization of intangibles for the years ended December 31, 2000, 2001 and 2002 is as follows (won in millions):

	Amount

	2000		2001		2002

Goodwill	W	3,697	W	3,751	W	481
Property rights of industry		—		17		7
Cable line usage rights		623		715		1,825
Development costs		6,840		13,990		6,886
Land rights		—		4		4
Other		145		309		510

	W	11,305	W	18,786	W	9,713

(3)	Changes in development costs (intangibles) for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Amount

	2000		2001		2002

Beginning of year	W	2,396	W	7,066	W	3,113
Increase		11,510		10,649		6,633
Amortization		(6,840)		(13,990)		(6,886)
Recognition of impairment loss		—		(612)		—
Changes in consolidated subsidiaries		—		—		(1,861)

End of year	W	7,066	W	3,113	W	999

(4)	W7,499 million, W7,133 million and W4,784 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2000, 2001 and 2002, respectively.

12.     NEGATIVE GOODWILL:

On December 24, 2001, HANARO acquired 32.18% of Dreamline Corporation (Dreamline)’s common stock for W39,530 million. The acquisition was accounted for in accordance with the purchase method, with the W29,938 million excess of the fair value of Dreamline’s net assets over the acquisition cost being assigned to negative goodwill. Negative goodwill is being recognized as income over the remaining weighted average useful life of the identifiable acquired depreciable or amortizable assets.

Change in negative goodwill for the year ended December 31, 2002 is as follows (won in millions):

	Amounts allocated to

	Depreciable assets		Non-depreciable assets		Total

Beginning of period	W	27,860	W	2,078	W	29,938
Amortization		(2,786)		(307)		(3,093)

End of period	W	25,074	W	1,771	W	26,845

13.     LEASES:

(1)	The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with Metropolitan Subway Corp., Powercomm Corp., Dacom Corp., Cisco Systems Capital Korea Ltd. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

	Amount

					Telecommunication
Year	Underground facilities		Leased lines		equipments		Automobiles		Total

2003	W	5,017	W	17,157	W	23,518	W	818	W	46,510
2004		2,851		14,936		22,787		236		40,810
2005		232		14,936		9,222		38		24,428
2006		116		—		—		3		119

	W	8,216	W	47,029	W	55,527	W	1,095	W	111,867

(2)	The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2002 and 2001, the acquisition cost of machinery and equipment under capital leases was W95,729 million and W75,203 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2002 and 2001 amount to W11,071 million and W4,920 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2002 are as follows (won in millions and dollar in thousands):

	Principal					Interest
											Total
Year	Korean won		US dollars	Won equivalent		Korean won		US dollars	Won equivalent		lease payment

2003	W	31,260	$4,118	W	4,885	W	4,191	$499	W	591	W	40,927
2004		20,861	2,733		3,242		1,987	127		151		26,241
2005		11,389	147		174		619	3		4		12,186
2006		2,421	—		—		72	—		—		2,493

	W	65,931	$6,998		8,301	W	6,869	$629		746	W	81,847

					65,931					6,869

					74,232				W	7,615

	Less: Current portion				(36,145)

				W	38,087

14.	SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2001 and 2002 are as follows (won in millions):

	Interest rate per annum (%)	Amount

	2002	2001		2002

Bank overdraft	—	W	2,899	W	—
General loans	6.80 ~ 8.20		3,019		55,000
Issuance of commercial paper	9.00		55,000		8,000
Collateralized Bond Obligation	—		9,600		—
Loans in foreign currency	—		95		—
			(JPY 9,400,000)

		W	70,613	W	63,000

15.	LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of December 31, 2001 and 2002 is as follows (won in millions):

	Interest rate per annum (%)	Amount

	2002	2001		2002

Information promotion fund	5.91 ~ 7.25	W	159,727	W	180,590
General loans	6.00 ~ 9.94		66,712		63,985
Asset backed loan (ABL)	8.40		—		136,700

			226,439		381,275
Less: Current portion			(18,568)		(171,945)
Discount on present value			—		(398)

		W	207,871	W	208,932

On April 18, 2002, Hanaro transferred beneficiary certificates of W 207,000 million for the amount of W 226,800 million issued by KB Bank to Hana Dream Limited Co.(“Hanadream”) in exchange for the right to receive certain of Hanaro’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to Hanaro. In relation to the issuance of ABL, Hanaro recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of long-term debt and current portion of long-term debt as of December 31, 2002 amounts to W 26,300 million and W 110,400 million, respectively, and W 11,864 million was recorded as interest expense for the year ended December 31, 2002.

(2)	Long-term debt in foreign currency as of December 31, 2001 and 2002 is as follows (won in millions, dollars in thousands):

	Interest rate per annum (%)	US dollars		Won equivalent

	2002	2001	2002	2001		2002

Facility loans	9.16	$29,860	$17,337	W	39,221	W	20,566
Less: Current portion		(12,523)	(13,711)		(16,449)		(16,265)

		$17,337	$3,626	W	22,772	W	4,301

(3)	Debentures as of December 31, 2001 and 2002 are as follows (won in millions and dollars in thousands):

		Interest rate per annum (%)	Amount

Debtor	Category	2002	2001		2002

Hanaro	General debentures	6.00 ~ 9.67	W	845,250	W	1,133,750
	Bonds with warrants	8.00		131,350		118,630
				(US$100,000)		(US$100,000)
	Convertible bonds	—		27,800		—
Dreamline	General debentures	6.06 ~ 12.46		252,000		208,400
	Bonds with warrants	—		39,348		—

				1,295,748		1,460,780
Less: Current portion				(256,500)		(821,530)
	Discount on debentures			(14,577)		(21,603)
Add: Long-term accrued interest				4,700		—

			W	1,029,371	W	617,647

(4)	On March 6, 2001, Hanaro issued bonds with stock warrants (“13th debenture”) denominated in foreign currency of US$ 100,000 thousand with a zero coupon interest rate and a guaranteed interest rate of 4.5% after one year from issuance. The warrants may be exercised from June 6, 2001 to February 6, 2006. The exercise price is W 5,000 at an exchange rate of W1,235.70 to US$ 1.00. Up to 24,714,000 shares cha be issued if all warrants are exercised.

On February 26, 2002, Hanaro issued bonds with stock warrants (“18th debenture”) with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. Hanaro recorded W8,246 million of accrued interest for possible early repayment as a current liability.

On July 20, 2001, Dreamline issued bonds with stock warrants (“25th debenture”) of W39,348 million with a zero coupon interest rate and a guaranteed interest rate of 8.0% after one year from issuance. The warrants may be exercised from October 20, 2001 to July 13, 2004. The exercise price is W5,000 and up to 7,869,600 shares can be issued if all warrants are exercised.

On March 6, 2002 and July 22, 2002, Hanaro and Dreamline repaid the full amount of the 13th and the 25th bonds with warrants, respectively, and recognized a loss on early redemption of W4,265 million and W807 million, respectively, for the year ended December 31, 2002.

As of December 31, 2002, US$ 62,000 thousand (15,322,680 shares) has been exercised for the 13th bonds with warrants, and US$ 38,000 thousand (9,391,320 shares) and 7,869,600 shares remain unexercised for the 13th and 25th bonds with warrants, respectively.

On December 24, 2002, Hanaro repaid the full amount of the 16th convertible bonds.

(5)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of December 31, 2002 is as follows (won in millions and dollars in thousands):

					Long-term debt in foreign currency
	Debentures		Long-term debt
Year	Korean won		Korean won		US dollar	Won equivalent		Total

2003	W	821,530	W	171,945	$13,711	W	16,265	W	1,009,740
2004		305,500		107,447	3,626		4,301		417,248
2005		333,750		57,381	—		—		391,131
2006		—		41,404	—		—		41,404
2007		—		3,098	—		—		3,098

	W	1,460,780	W	381,275	$17,337	W	20,566	W	1,862,621

(6)	Property and equipment of W861,702 million, short-term financial instruments of W70,249 million and investments securities of W11,404 million are pledged as collateral for long-term debt and debentures as of December 31, 2002.

16.	ADVANCES RECEIVED AND LONG-TERM ADVANCES RECEIVED:

In 2001 and 2002, the Company transferred the beneficiary certificates of W 391,500 million for the trust amount of W434,500 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) and 1st Dreamline Securitization Specialty Co., Ltd.(“DSS”) in exchange for the right to receive certain amount of the Company’s future trade receivables, which are expected to be incurred from October 2001 to May 2005. Hanafos and DSS then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001 and ABS of W82,500 million on May 16, 2002, respectively, of which subordinate debt investments of W9,000 million and W1,500 million, respectively, were purchased by the Company and W381,000 million was purchased by third party investors. The proceeds of W381,000 million from the issuance of ABS by Hanafos and DSS were remitted to the Company and recorded as long-term advances received. The long-term advances received are deducted against trade receivables as incurred. The Company recognizes the difference between the trade receivables and the eliminated long-term advances received as loss on disposal of trade receivables. In relation to the issuance of ABS, the balance of long-term advances and advances received (current) as of December 31, 2002 amounts to W72,369 million and W146,024 million, respectively, and W22,293 million was recorded as loss on disposal of trade receivables in 2002.

17.	DERIVATIVES:

(1)	Swap Contract

With reference to the Company’s issuance of the 20th debenture, which are Floating Rate Notes (“FRN”), on April 16, 2002, the Company entered into a Swap contract (fixed interest rate) with Industrial Bank of Korea to hedge the risk of floating interest rates. In relation to this Swap contract, the Company recorded W5,633 million of valuation loss as a capital adjustment as of December 31, 2002.

(2)	Forward Exchange Contract

On July 3, 2001, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded W1,888 million of loss on valuation of forward exchange contract and W186 million of gain on transaction of forward exchange contract in 2002, and W2,519 million of gain on valuation of forward exchange contract in 2001.

18.	SHAREHOLDERS’ EQUITY:

(1)	The Company has authorized 480,328,800 shares of W5,000 par value common stock, of which 264,000,000 shares and 279,322,680 shares have been issued as of December 31, 2001 and 2002, respectively.

(2)	The Company issued American Depository Shares based on 24,000 thousand common shares as authorized by the Board of Directors on March 29, 2000. Cash proceeds of W120,000 million were recorded as common stock and W278,797 million cash proceeds in excess of par value, net of common stock issuance costs, were recorded as capital surplus.

19.	STOCK OPTION PLAN:

The Company has stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2002 are as follows (won in millions):

		Number of	Exercise
	Grant Date	shares	price/share		Method	Exercise period

HANARO	1999.3.1	50,000	W	5,630	New stock issue	2002. 3. 1~2007.2.28
	1999.10.1	120,000		19,910	New stock issue	2002.10.1~2007. 9.30
	2000.3.17	1,640,642		17,750	New stock issue	2003.3.18~2008. 3.17
Dreamline	2000.3.21	13,000		108,169	New stock issue	2003.3 22~2010. 3.21

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to current operations with the credit account of capital adjustments for the year ended December 31, 2002 is W1,651 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options due to downward movement of the stock price.

Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	2001		2002

Ordinary loss	W	251,103	W	130,060
Net loss	W	248,198	W	127,406
Ordinary loss per share	W	951	W	471
Net loss per share	W	940	W	462

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

20.	OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2000, 2001 and 2002 are as follows (won in millions):

	Amount

	2000		2001		2002

Salaries and wages	W	66,406	W	81,487	W	97,715
Provision for severance indemnities		5,562		11,388		11,959
Welfare		14,538		18,795		22,274
Rent		1,408		2,669		19,624
Depreciation		175,477		307,761		423,762
Advertising		30,201		40,032		42,487
Ordinary research and development cost		7,499		7,133		4,784
Utilities		6,451		13,505		17,578
Telecommunication equipment lease expenses		51,794		106,587		188,867
Bad debt		734		2,760		13,690
Maintenance		23,440		40,307		46,274
Selling expenses		42,329		47,090		47,259
Sales commissions		107,491		146,306		220,336
Interconnection charges		34,132		68,138		95,883
Commissions		11,857		44,900		83,874
Outsourcing services		13,917		15,539		15,607
Amortization		11,305		18,786		9,713
Other		42,874		28,152		34,740

	W	647,415	W	1,001,335	W	1,396,426

21.	INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 30.8 percent in 2000 and 2001, and 29.7% in 2002. Income tax is calculated as follows (won in millions):

	Amount

	2000		2001		2002

Income taxes currently payable	W	7	W	107	W	578
Changes in temporary differences		50		(72)		505

Income tax expense	W	57	W	35	W	1,083

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31 2001 and 2002 are as follows (won in millions):

	Amount

	2001		2002

Accrued severance indemnities	W	8,132	W	14,876
Valuation loss on marketable securities		4,415		7,370
Bad debts		2,843		17,807
Present value discount		7,038		4,195
Valuation loss on investment securities		3,594		10,430
Long-term accrued interest		4,700		8,246
Forward contracts		(2,519)		—
Development costs		(1,251)		—
Accrued income		(4,058)		(5,314)
Depreciation		1,832		210
Accrued expenses and other		2,177		942

		26,903		58,762
Loss carryforward		428,801		739,561
Less: Temporary differences excluded		(454,798)		(799,117)

		906		(794)
Tax rate (%)		29.7		29.7

Deferred income tax assets (liabilities), net	W	269	W	(236)

As of December 31, 2001 and 2002, Hanaro and Dreamline did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

22. RELATED PARTY TRANSACTIONS:

(1)	Significant transactions between Hanaro and its subsidiaries during 2001 and 2002 are as follows (won in millions):

2001

	Revenue		Expenses		Key-money deposits		Payables

Hanaro Realty Development & Management Co., Ltd.	W	27	W	14,144	W	1,409	W	1,307
Hanaro Telephone & Internet Information, Inc.		53		26,701		—		2,908
Hanaro Technologies, Inc.		18		12,286		—		655
Hanaro WEB[n]TV		91		4,971		305		61
M-commerce Co., Ltd.		—		3		—		—
Hanaro Telecom America, Inc.		—		4,720		—		—

	W	189	W	62,825	W	1,714	W	4,931

2002

	Revenue		Expenses		Key-money deposits		Payables

Hanaro Realty Development & Management Co., Ltd.	W	53	W	14,278	W	1,412	W	1,652
Hanaro Telephone & Internet Information, Inc.		122		27,165		122		2,702
Hanaro Technologies, Inc.		11		9,562		—		—
Hanaro WEB[n]TV		138		5,567		189		8
Dreamline Corporation		2,773		3,401		28		429
Hanaro Telecom America, Inc.		—		11,502		—		925
Hanaro Dream, Inc.		4,884		24,330		172		6,992

	W	7,981	W	95,805	W	1,923	W	12,708

Related party transactions with Hanaro Customer Service, Inc and Hanaro Interdesk Co., Ltd., which were merged into Hanaro Telephone & Internet Information, Inc. on January 16, 2002, are aggregated into related party transactions with Hanaro Telephone & Internet Information, Inc.

(2)	Transactions with shareholders for the years ended December 31, 2001 and 2002 are as follows (won in millions):

Revenues:

		Amount

	Transaction	2001		2002

Samsung	Service fee	W	12,251	W	4,565
Dacom	"		12,839		17,202
SK Telecom	"		17,983		9,804
Onse Telecom	"		3,594		9,768
LG	"		3,151		2,272

		W	49,818	W	43,611

Purchases:

		Amount

	Transaction	2001		2002

Samsung	Purchase of machinery and equipment, other	W	43,346	W	19,995
Dacom	R&D expenses and other		55,720		50,595
SK Telecom	Interconnection charges, other		18,217		26,787
Onse Telecom	Rental fee for submarine cable		5,671		6,233
LG	Purchase of machinery and equipment, other		25,844		13,069
Daewoo Securities	Purchase of land and buildings		2,144		—

		W	150,942	W	116,679

Balances with shareholders as of December 31, 2001 and 2002 are as follows (won in millions):

	Assets				Liabilities

	2001		2002		2001		2002

Samsung	W	—	W	—	W	34,842	W	12,324
Dacom		285		—		5,468		1,391
Onse Telecom		—		—		—		624
LG		2,834		—		11,721		6,993

	W	3,119	W	—	W	52,031	W	21,332

23. COMMITMENTS AND CONTINGENCIES:

(1)	As of December 31, 2002, the Company has been provided US$ 10,000 thousand of payment guarantees by Korea Exchange Bank in connection with the issuance of letters of credit.

(2)	The Company has provided nine blank promissory notes and one blank check as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd., Cisco Systems Capital Korea Ltd., Jeil Mutual Savings Bank and Samsung Life Insurance Co., Ltd. in connection with its borrowings and lease agreements.

(3)	As of December 31, 2002, the Company has overdraft agreements with Woori Bank and others with a maximum line of credit of W11,000 million.

24. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

The Company issued general debentures and obtained loans amounting to W255,600 million subsequent to the balance sheet date for payment of debts that will be due and for operating funds as follows (won in millions):

	Interest rate per annum (%)	Due	Amount

HANARO
23rd general debentures	6.00	2006	W	190,000
General loan	6.99	2005		40,000

				230,000

Dreamline
29th general debentures	10.54	2005		8,000
30th general debentures	13.17	2003~2005		17,600

				25,600

			W	255,600

In relation to the above general loan, Hanaro pledged W57,690 million of property and equipment as collateral.

25. SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments: voice services, leased line and broadband services. Voice services include all services provided to fixed line customers, including local services. Leased line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over ADSL (Asymmetrical Digital Subscriber Line) and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below, and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2000, 2001 and 2002 is as follows (won in millions):

2000	Voice		Leased Line		Broadband		Others		Total

Revenue	W	34,089	W	8,767	W	284,159	W	15,789	W	342,804
Operating loss		28,121		33,621		234,412		8,457		304,611
Tangible and intangible assets		499,289		94,016		1,840,113		41,762		2,475,180
Capital expenditures and advanced payments for property and equipment		365,088		68,746		1,345,521		10,583		1,789,938
Depreciation and amortization		37,198		7,004		137,093		5,974		187,269

2001	Voice		Leased Line		Broadband		Others		Total

Revenue	W	114,529	W	17,706	W	641,544	W	56,942	W	830,721
Operating loss		24,986		4,558		117,745		23,325		170,614
Tangible and intangible assets		295,534		375,647		2,330,975		145,376		3,147,532
Capital expenditures and advanced payments for property and equipment		73,113		2,391		490,226		46,676		612,406
Depreciation and amortization		35,024		11,096		263,509		16,918		326,547

2002	Voice		Leased Line		Broadband		Others		Total

Revenue	W	210,664	W	111,813	W	969,635	W	125,742	W	1,417,854
Operating income (loss)		(12,822)		7,498		29,094		(2,342)		21,428
Tangible and intangible assets		161,178		311,798		2,519,596		163,925		3,156,497
Capital expenditures and advanced payments for property and equipment		77,827		56,703		285,878		35,000		455,408
Depreciation and amortization		46,969		37,540		311,733		37,233		433,475

26. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net loss or shareholders’ equity.

(1)	Companies Included in the Consolidation

Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. Under U.S. GAAP, entities of which the Company owns twenty to fifty percent of total outstanding voting stock are not consolidated; rather those entities should be accounted for under the equity method.

Accordingly, Dreamline Corporation (“Dreamline”), of which Hanaro owns 32.18 % and Hanarodream Inc. (Hanarodream), a 42.14%-owned subsidiary of Dreamline, are excluded from consolidation under U.S. GAAP. Dreamline and Hanarodream are accounted for under the equity method as of December 31, 2002.

As of December 31, 2001, M-commerce Co., Ltd. (“M-commerce”) and Dreamline, of which Hanaro owns 45.8% and 32.18%, respectively, and Hanarodream (formerly “DreamX.net Co.”), an 82.44%-owned subsidiary of Dreamline, are excluded from consolidation under U.S. GAAP; rather M-commerce and Dreamline are accounted for under the equity method.

Summarized combined financial information of M-commerce, Dreamline and Hanarodream as of December 31, 2001, and Dreamline and Hanarodream as of December 31, 2002, which is included in the consolidated financial statements under Korean GAAP, is as follows (won in millions):

	2001		2002

Current assets	W	86,931	W	75,120
Non-current assets		513,575		505,350

Total assets	W	600,506	W	580,470

Current liabilities	W	133,902	W	284,523
Non-current liabilities		248,430		82,824

Total liabilities	W	382,332	W	367,347

Net assets	W	218,174	W	213,123

Operating revenue	W	1,522	W	192,934
Operating income (loss)		(4,525)		16,417
Net loss		(5,495)		(6,523)

(2)	Consolidation of Special-Purpose Entities (“SPE”)

Under Korean GAAP, Hanafos and Hanadream, the SPEs described in Notes 15 and 16, are excluded from the consolidation as Hanaro does not have control over the SPEs’ management and operations.

Under U.S. GAAP, the operations of Hanafos and Hanadream are included in the consolidation of the Company in accordance with Statement of Financial Accounting Statements (“SFAS”) No.140, “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities” due to the fact that the asset transfers did not qualify as a true sale.

Summarized financial information of Hanafos as of December 31, 2001 and Hanafos and Hanadream as of December 31, 2002, and for the years then ended is as follows (won in millions):

	2001		2002

Current assets	W	163,454	W	41,236
Non-current assets		150,534		284,858

Total assets	W	313,988	W	326,094

Current liabilities	W	135,010	W	227,682
Non-current liabilities		178,963		99,720

Total liabilities	W	313,973	W	327,402

Net assets	W	15	W	(1,308)

Operating revenue	W	6,534	W	28,425
Operating income (loss)		2,664		(2,325)
Net income (loss)		2,904		(1,333)

(3) Accrued Severance Benefits

Under the Korean labor law, employees with more than one year of service are entitled to receive a lump sum payment upon voluntary or involuntary termination of their employment. The amount of the benefit is based on the terminated employee’s length of employment and rate of pay prior to termination. Korean GAAP requires that a company record the vested benefit obligation at the balance sheet date assuming all employees were to terminate their employment as of that date. The change in the vested benefit obligation during the year is recorded as the current year’s severance expense.

The severance benefits program in the Republic of Korea is similar to a defined benefit plan in the United States. Generally, in the United States, plan assets are maintained by an independent trustee and therefore, the benefit obligation is recorded net of plan assets, while in Korea, the Company records the plan assets in its financial statements.

Under U.S. GAAP, for employee benefit plans with the characteristics of the Korean plans, if the assumption for salary progression is less than the assumption for the discount rate, it is acceptable to assume that the vested benefit obligation is larger than the present value of the projected benefit obligation and the Company may record a pension liability equal to the vested benefit obligation at the balance sheet date. Under these circumstances, the periodic pension expense is equal to the change in the vested benefit obligation during the year and there is no significant difference between Korean GAAP and U.S. GAAP. The Company’s management believes that the liability and expense recorded under Korean GAAP in the accompanying financial statements do not differ from that required under U.S. GAAP.

(4) Licensing Cost

In August 1997, the Company’s shareholders (members of the Consortium Agreement) collectively paid W45,000 million to the Ministry of Information and Communication (“MIC”) representing a one-time charge to obtain a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Under Korean GAAP, such fees paid by the major shareholders on behalf of the Company are not required to be recorded. Under U.S. GAAP, such transaction is a capital contribution by the shareholders. Under U.S. GAAP, the license was capitalized as an intangible asset and amortized over a 20 year, estimated economic useful life through 2001. In connection with the adoption of SFAS No. 142 (See Note 26(7)), licensing cost is deemed to have an indefinite life. A deferred tax liability calculated using the Company’s statutory income tax rate of 29.7% has also been recorded, as the license asset has no tax basis to the Company.

(5)	Marketable Securities and Investment Securities

under Korean GAAP, marketable securities in listed companies that the Company does not expect to hold for long-term investment purposes are reported at fair value with unrealized gains and losses included in earnings. Investments in other listed companies held for long-term investment purposes are reported at fair value with unrealized gains and losses reported in a separate component of shareholders’ equity. If the fair value of a listed equity security or the net equity value of an unlisted equity security held for investment declines compared to acquisition cost and is not expected to recover (an impaired investment security), the value of the equity security is adjusted to fair value or net equity value, with the valuation loss charged to current operations. Investments in unlisted companies are reported at cost unless there is a decline in value and the value is not expected to recover. Investments in debt securities are carried at amortized cost. Under U.S. GAAP, marketable equity securities and all debt securities are classified into three categories and are accounted for as follows:

(i)	Debt securities that a company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

(ii)	Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with the unrealized gains and losses included in current operations.

(iii)	Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with the unrealized gains and losses excluded from income and reported as a separate component of shareholders’ equity.

Under U.S.GAAP, the Company classified its marketable securities as trading securities and its debt securities included in investment securities (except investments in debt securities, which the Company intends to hold to maturity), as shown in Note 7 as available-for-sale securities. Investments in debt securities that the Company intends to hold to maturity are classified as “held-to-maturity”. Accounting for impairment under U.S. GAAP is substantially the same under Korean GAAP.

Information with respect to those investments included in marketable securities and investment securities at December 31, 2001 and 2002 is as follows (won in millions):

	Carrying amount		Unrealized gains		Unrealized losses		Fair value

2001:
(1) Marketable securities:
Debt securities	W	30,155	W	121	W	—	W	30,276
Equity securities		15,318		5,150		—		20,468

	W	45,473	W	5,271	W	—	W	50,744

(2) Investment securities:
Debt securities	W	18,365	W	—	W	1,514	W	16,851

	Carrying amount		Unrealized gains		Unrealized losses		Fair value

2002:
(1) Marketable securities:
Debt securities	W	176	W	5	W	—	W	181
Equity securities		20,468		—		2,838		17,630

	W	20,644	W	5	W	2,838	W	17,811

(2) Investment securities:
Debt securities	W	22,060	W	—	W	600	W	21,460

(6)	Development costs

Development costs are deferred under Korean GAAP. Under U.S.GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

(7)	Goodwill and other intangibles

Under Korean GAAP, all intangibles including goodwill are amortized over their estimated useful lives and an impairment loss is recognized when their carrying amount exceeds their fair value.

Under U.S. GAAP, following the introduction of SFAS No. 142, “Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually, in accordance with SFAS No.142.

In the first quarter of 2002, the Company completed the transitional impairment test required upon adoption of SFAS No. 142 and determined that there was no indication of impairment. The Company completed the annual tests for impairment of its goodwill and indefinite life intangible assets based on the carrying values at September 30, 2002 and recorded no impairment loss. The impairment tests were completed using fair value measurement techniques as required under SFAS No. 142. In testing goodwill, the Company used a discounted cash flow approach to determine enterprise fair value. The Company assessed the reasonableness of its valuations by considering other information available such as the market capitalization of other carriers and associated implied enterprise fair values, projected industry trends and investment analyst reports on the Company and other carriers, and information regarding recent acquisitions in the industry.

The Company’s intangible assets with finite lives, and intangible assets with indefinite lives including goodwill explained in Note 11 for the years ended December 31, 2001 and 2002 are as follows:

Intangible assets with finite lives	Property rights of industry
Cable line usage rights Land right Other
Intangible assets with indefinite lives	Goodwill License cost (see Note 26 (4))

The following table reconciles reported net loss under U.S. GAAP to adjusted net loss, which excludes amortization expense related to goodwill and indefinite-life intangibles, assuming the adoption of SFAS No. 142 had occurred on January 1 of each year presented:

	Korean Won

	2000		2001		2002

			(In millions)
Reported net loss under U.S. GAAP	W	(298,351)	W	(244,447)	W	(162,525)
Add: Amortization, net of tax		3,697		3,751		—

Adjusted net loss	W	(294,654)	W	(240,696)	W	(162,525)

In the future, the Company will complete the annual assessment for impairment of the value of its goodwill and indefinite life intangible assets at the end of the third quarter of each fiscal year, or when indications of impairment exist. Such indications of impairment would include the impacts of significant adverse changes in legal factors, market and economic conditions, the results of its operational performance and strategic plans; adverse actions by regulators; unanticipated changes in competition and market share; the potential for the sale or disposal of all or a significant portion of our business.

(8)	Bonds with Stock Warrants

Under Korean GAAP, all the proceeds from the issuance of bonds with stock warrants are accounted for as debt securities, regardless of whether the warrants are detachable or non-detachable.

Under U.S.GAAP, the proceeds from the issuance of bonds with detachable stock warrants are allocated between the debt securities and the warrants based on their relative fair values at the time of issuance. The portion allocated to warrants is accounted for as paid-in capital.

(9)	Stock Compensation Expense

Under Korean GAAP, the difference between the present value of the exercise price and the stock price at the grant date is recorded as compensation expense with a corresponding credit to the capital adjustment account (using “the minimum value method”).

Under U.S. GAAP, as permissible under SFAS No.123- “Accounting for Stock Based Compensation”, the Company accounts for stock options, granted in 1999, in accordance with the methodology prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, which recognizes compensation cost based on the intrinsic value of the equity award.

In December2002, the Financial Accounting Standards Board (FASB) issued SFAS No.148 – “Accounting for Stock-Based Compensation — Transition and Disclosure” — an amendment of FASB Statement No.123. SFAS No.148 provides alternative methods of transition for a voluntary change to fair value-based methods of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of SFAS No.123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the Statement are effective for financial statements for fiscal years ending after December15, 2002.

In adopting SFAS No. 148, the Company adopted the modified prospective method in order to voluntarily change to the fair-value based method of accounting for stock-based employee compensation and as a result, the compensation cost recognized in 2002 under U.S. GAAP is the same as what would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years are not restated and the effects of accounting transition are as follows;

	Korean Won

	2000		2001		2002

			(In millions)
Reported net loss under U.S. GAAP	W	(298,351)	W	(244,447)	W	(162,525)
Add: Stock-based employee compensation expense included in reported net loss		—		—		2,890
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards		(1,802)		(1,088)		—

Adjusted net loss under U.S. GAAP	W	(300,153)	W	(245,535)	W	(159,635)

A summary of status of Hanaro’s stock option plans as of December 31, 2000, 2001 and 2002, and the changes during the years ending on those dates is presented below:

	2000			2001			2002

		Weighted			Weighted-			Weighted-
		average			average			average
	Shares	exercise price		Shares	exercise price		Shares	exercise price

Outstanding at beginning of year	170,000	W	15,710	1,941,566	W	17,571	1,810,642	W	17,558
Granted	1,771,566	W	17,750	—	W	—	—	W	—
Cancelled	—	W	—	(130,924)	W	17,750	—	W	—

Outstanding at end of year	1,941,566	W	17,571	1,810,642	W	17,558	1,810,642	W	17,558

Options exercisable at year-end	—			—			170,000
Weighted-average fair value of options granted during the year		W	12,910		W	—		W	—

The following table summarizes information about Hanaro’s stock options as of December 31, 2002.

	Number of	Weighted-average remaining
Ranges of exercise price	contractual life (years)	contractual life(years)	exercise price

W5,630	50,000	1.7	W	5,630
W17,750 to W19,910	1,760,642	2.7	W	17,897

W5,630 to W19,910	1,810,642	2.7	W	17,558

(10)	Interest rate swap

The Company has entered into interest rate swap contracts in order to hedge the exposure to variability in cash flows from a forecasted transaction of floating rate notes. Under Korean GAAP, the Company records the valuation loss as capital adjustment.

Under U.S. GAAP, SFAS No. 133-“Accounting for Derivatives instruments and Hedging Activities”, for a derivative designated as hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, the effective portion is reported in other comprehensive income and the ineffective portion is reported in earnings.

(11)	Deferred Income Taxes

Under Korean GAAP, deferred tax assets and liabilities are presented in the balance sheet as a single and non-current amount.

Under U.S.GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of the related asset or liability for financial reporting purposes.

(12)	Loans to Employees

Under Korean GAAP, loans to employees for purposes of purchasing the Company’s common stock are recorded as assets. Under U.S.GAAP, such transactions are recorded as a reduction in shareholders’ equity.

(13)	Advanced Payments

Under Korean GAAP, advanced payments, which relate to purchases of property and equipment, are included in current assets. Under U.S.GAAP, such advanced payments are included in non-current assets.

(14)	Advances Received

Under Korean GAAP, the transfers of beneficiary certificates to the SPEs, described in Note 16, are recognized as sales and the proceeds from the transfers are recorded as advances received. Under U.S.GAAP, such transaction is accounted for as borrowings in accordance with Emerging Issues Task Force Issue No. 88-18, “Sales of Future Revenues”.

(15)	Revenue Recognition

Under Korean GAAP, activation fees and service installation service fees are recorded as revenues when billed and the related direct incremental acquisition cost are expensed as incurred.

Under U.S.GAAP, such amount should be deferred and recognized over the period of customer relationship.

(16)	Minority Interest in Consolidated Subsidiaries

Under Korean GAAP, minority interest in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interest in consolidated subsidiaries is not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.

(17)	Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S.GAAP, effective for fiscal years beginning after December 15, 1997, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to, owners, including certain items not included in the current year’s results of operations.

Comprehensive loss for the years ended December 31, 2000, 2001 and 2002 is summarized as follows:

	Korean Won

	2000		2001		2002

			(In millions)
Net loss as adjusted in accordance with U.S.GAAP	W	(298,351)	W	(244,447)	W	(162,525)
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments		(1,820)		1,151		(3,761)
Foreign-based operations translation credit		3		3		(30)
Interest rate swap		—		—		(5,633)

Comprehensive loss as adjusted in accordance With U.S.GAAP	W	(300,168)	W	(243,293)	W	(171,949)

(18)	Statements of Cash Flows

Statements of cash flows for the years ended December 31, 2001 and 2002 under Korean GAAP do not include cash flows of Hanafos and Hanadream, which are included in the consolidation under U.S. GAAP.

Under Korean GAAP, cash flows from restricted deposits, refundable deposits and intangible assets are reported as investing activities. Under U.S.GAAP, these items would be reported as operating activities. Summarized cash flows data by operating, investing and financing activities in accordance with U.S.GAAP for the years ended December 31, 2000, 2001 and 2002 are set out below:

	Korean Won

	2000		2001		2002

			(In millions)
Net cash provided by (used in):
Operating activities	W	(346,720)	W	(9,323)	W	(64,496)
Investing activities		(1,094,357)		(538,750)		(260,360)
Financing activities		1,466,725		496,221		341,966
Decrease due to changes in consolidated subsidiaries		—		(32)		(700)

Increase (decrease) in cash and cash equivalents		25,648		(51,884)		16,410
Cash and cash equivalents, beginning of year		333,409		359,057		307,173

Cash and cash equivalents, end of year	W	359,057	W	307,173	W	323,583

(19)	Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143- “Accounting for Asset Retirement Obligations”. The statement provides accounting and reporting standards for recognizing the cost associated with obligations related to the retirement of tangible long-lived assets. Under this statement, legal obligations associated with the retirement of long-lived assets are to be recognized at their fair value in the period in which they are incurred if a reasonable estimate of fair value can be made. The fair value of the asset retirement costs is capitalized as part of the carrying amount of the long-lived asset and expensed using a systematic and rational method over the asset’s useful life. Any subsequent changes to the fair value of the liability will be expensed. The Company will adopt this statement effective January 1, 2003 and does not expect the adoption of this statement to have a significant impact on its financial condition or results of operations.

SFAS 145, announced on April 20, 2002, rescinds SFAS No 4 - “Reporting Gains and Losses from Extinguishment of Debt”, SFAS No 44 - “Accounting for Intangible Assets of Motor Carrier” and SFAS No 64 - “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS also amends SFAS No 13 - “Accounting for leases”. This statement also makes various technical corrections to existing pronouncements that are not substantive in nature. SFAS 145 related to the rescission of SFAS 4 and 64 are effective for fiscal year beginning after May 15, 2002. The provisions related to the amendment of SFAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS 145 are effective for financial statements issued on or after May 15, 2002. Early application of all provisions of SFAS 145 is encouraged. The Company does not believe that the adoption of this statements to have a significant impact on its financial conditions or result of operations.

In June 2002, the FASB issued SFAS No. 146- “Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3- “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, which allowed recognition of a liability for exit and disposal activities upon management’s intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt this statement for exit or disposal activities initiated after December 31, 2002 and does not expect the adoption of this statement to have a significant impact on its financial condition or results of operations.

In November 2002, FASB Interpretation (“FIN”) No. 45- “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. The interpretation provides guidance on the guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company record a liability for the fair value of such guarantees in the balance sheet. The Company does not expect the adoption of this statement to have a significant impact on its financial condition or results of operations.

In January 2003, the FASB issued FIN No. 46- “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company does not expect the adoption of this interpretation to have a significant impact on its financial statements.

(20)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(i)	Cash and cash equivalents, marketable securities, short-term borrowings: The carrying amount approximates fair value because of the nature or short maturity of those instruments.

(ii)	Other investments:
The fair value of market-traded investments is estimated based on the quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Long-term debt and debentures:
The fair values of long-term debt and debentures are estimated based on the quoted market prices for the same or similar issues or on the current rates offered for the debt of the same remaining maturities.

The estimated fair values of the Company’s financial instruments at December 31 are summarized as follows:

	Korean Won

	2001				2002

	Carrying amount		Fair value		Carrying amount		Fair value

	(In millions)
Cash and cash equivalents and marketable securities:	W	349,436	W	349,436	W	323,929	W	323,929
Short-term financial instruments		150,040		150,040		150,499		150,499
Long-term financial instruments		1,261		1,261		23		23
Investment securities:
Practicable to estimate fair value		26,187		26,187		26,195		26,195
Not practicable		37,419		N/A		31,473		N/A
Short-term borrowings		70,613		70,613		63,000		63,000
Long-term debt, including current portion		265,660		266,683		401,841		408,809
Debentures, including current portion		1,284,839		1,286,960		1,442,174		1,464,691
Long-term obligations under capital lease, including current portion		93,240		91,597		74,232		73,718
Interest rate swap		—		—		5,633		5,633

(2) Segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. Each of the Company’s consolidated subsidiaries is an operating segment in accordance with SFAS No. 131- “Disclosures about Segments of an Enterprise and Related Information”. The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments: voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL) and internet access services. The operations of all other operating segments are included in the other segment, which include entities providing real estate management services and customer services.

The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies and Note 26- Reconciliation to Accounting Principles Generally Accepted in the United States. The Company evaluates performance based on operating income or loss before income tax.

There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(22) Effect on Net Loss and Shareholders’ Equity

The approximate effects of the significant adjustments to net loss and shareholders’ equity, that are required if U.S.GAAP were applied instead of Korean GAAP, are summarized as follows:

							Translation into
	Korean Won						U.S. Dollars(Note 2)

	2000		2001		2002		2002

	(In millions, except per share amount)						(In thousands, except per share amount)
Net loss under Korean GAAP	W	(305,170)	W	(245,902)	W	(125,025)	$(105,391)

Adjustments:
Amortization of licensing cost paid by shareholders		(2,250)		(2,250)		—	—
Marketable securities:
Reversal of revaluation gains and losses		6,820		—		—	—
Development costs		(7,066)		4,962		252	212
Stock compensation expense		1,802		1,088		(2,890)	(2,436)
Revenue recognition		(1,321)		346		346	292
Bonds with stock warrants		—		(4,039)		(37,328)	(31,466)
Changes in consolidated subsidiaries		—		877		6	5
Consolidation of SPE		—		471		1,689	1,424
Amortization of goodwill		—		—		425	358
Deferred tax effect of current year’s U.S.GAAP adjustments		621		(432)		11,084	9,343
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		8,213		432		(11,084)	(9,343)

		6,819		1,455		(37,500)	(31,611)

Net loss under U.S.GAAP	W	(298,351)	W	(244,447)	W	(162,525)	$(137,002)

Basic and diluted loss per share under U.S.GAAP (in single Korean won and U.S dollars)	W	(1,157)	W	(926)	W	(582)	$(0.49)

Shareholders’ equity under Korean GAAP	W	1,667,078	W	1,568,392	W	1,515,498	$1,277,500

Adjustments:
Licensing cost paid by shareholders	W	37,500	W	35,250	W	35,250	$29,714
Development costs		(7,066)		(1,251)		(999)	(842)
Loans to employees		(13,022)		(13,807)		(12,900)	(10,874)
Bonds with stock warrants		—		34,988		7,066	5,956
Changes in consolidated subsidiaries		—		713		(786)	(663)
Consolidation of SPE		—		471		2,159	1,820
Revenue recognition		(1,321)		(975)		(628)	(529)
Goodwill		—		—		425	358
Deferred tax effect of U.S.GAAP adjustments		(8,213)		(10,823)		(12,047)	(10,155)
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		8,213		10,823		12,047	10,155
Changes in minority interest applying U.S.GAAP		—		(147,088)		(145,477)	(122,631)
Minority interest under U.S.GAAP		(1,457)		(10)		(19)	(16)

		14,634		(91,709)		(115,909)	(97,707)

Shareholders’ equity under U.S.GAAP	W	1,681,712	W	1,476,683	W	1,399,589	$1,179,793

(23) Reconciliation of the Balance Sheet Accounts

The reconciliation of the significant balance sheet accounts under Korean GAAP except for the shareholders’ equity items shown above, to the approximate amounts determined under U.S.GAAP as of December 31 is as follows:

					Translation into
	Korean Won				U.S.Dollars (Note 2)

	2001		2002		2002

	(In millions)				(In thousands)
Current assets
As reported	W	734,077	W	748,419	$630,885
U.S. GAAP adjustments:
Short-term loans		(9,776)		—	—
Advanced payments		(2,510)		—	—
Prepaid expenses		11,235		10,811	9,113
Changes in consolidated subsidiaries		(86,714)		(67,674)	(57,046)
Consolidation of SPEs		58,003		34,996	29,500
Deferred income tax assets		676		—	—

As adjusted		704,991		726,552	612,452

Non-current assets
As reported		3,370,188		3,356,366	2,829,273
U.S. GAAP adjustments:
Long-term loans		(4,031)		(12,900)	(10,874)
Long-term prepaid expenses		16,249		7,686	6,479
Advanced payments		2,510		—	—
Intangibles		33,999		34,676	29,230
Changes in consolidated subsidiaries		(441,779)		(437,374)	(368,688)
Consolidation of SPEs		(9,000)		(10,180)	(8,581)
Deferred income tax assets		20,332		13,516	11,393

As adjusted		2,988,468		2,951,790	2,488,232

Total assets based on U.S.GAAP	W	3,693,459	W	3,678,342	$3,100,684

Current liabilities
As reported	W	1,038,013	W	1,605,367	$1,353,256
U.S.GAAP adjustments:
Unearned income		11,581		11,157	9,405
Bonds with stock warrants		—		(7,066)	(5,956)
Changes in consolidated subsidiaries		(133,678)		(276,295)	(232,905)
Consolidation of SPEs		33,992		(1,086)	(916)
Deferred income tax liabilities		676		—	—

As adjusted		950,584		1,332,077	1,122,884

Long-term liabilities
As reported		1,497,860		983,920	829,402
U.S.GAAP adjustments:
Unearned income		16,878		7,968	6,717
Bonds with stock warrants		(34,988)		—	—
Changes in consolidated subsidiaries		(248,430)		(83,004)	(69,969)
Consolidation of SPEs		14,530		23,743	20,014
Deferred income tax liabilities		20,332		13,516	11,394

As adjusted		1,266,182		946,143	797,558

Total liabilities based on U.S.GAAP	W	2,216,766	W	2,278,220	$1,920,442

Minority interest based on U.S.GAAP	W	10	W	533	$449

(24) Tax Effects of Temporary Differences

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, computed under U.S.GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won

	2001				2002

	Current		Non-current		Current		Non-current

	(In millions)
Deferred tax assets:
Development costs	W	372	W	—	W	297	W	—
Revenue recognition		103		186		103		84
Changes in consolidated subsidiaries		—		—		180		—

Total deferred income tax assets		475		186		580		84
Valuation allowance		201		20,146		(580)		13,432

Net deferred income tax assets		676		20,332		—		13,516

Deferred tax liabilities:
License fee		(668)		(9,801)		—		(10,469)
Changes in consolidated subsidiaries		(8)		—		—		(187)
Consolidation of SPEs		—		(139)		—		(635)
Bonds with stock warrants		—		(10,392)		—		(2,099)
Goodwill		—		—		—		(126)

Total deferred income tax liabilities		(676)		(20,332)		—		(13,516)

Net deferred income tax assets	W	—	W	—	W	—	W	—

At December 31, 2001 and 2002, the Company has available loss carryforwards of W648,033 million and W710,379 million, respectively, which may be applied against future taxable income through 2006 and 2007, respectively.

The income tax expense under U.S.GAAP for 2001 and 2002 are as follows:

	Korean Won

	2001		2002

	(In millions)
Income tax currently payable	W	108	W	323
Deferred income taxes		(72)		127

Income tax expense	W	36	W	450

The deferred income tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, if appropriate. Realization of the future tax benefits related to the deferred income tax assets is dependent on several factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment and the overall industry outlook. Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes. Such valuation allowance is reviewed periodically.

The difference between the actual income tax expense and the tax benefit computed by applying the statutory Korean corporate income tax rates to income before income tax for 2001 and 2002 is attributable to the following:

	Korean Won

	2001		2002

	(In millions)
Income tax benefit at statutory Korean corporate income tax rate of 30.8% in 2001 and 29.7% in 2002	W	(75,278)	W	(48,113)
Non-deductible meals and entertainment		1,376		106
Change in valuation allowance		75,759		56,410
Other		(1,821)		(7,953)

Actual income tax expense	W	36	W	450

EXHIBITS INDEX

Exhibit
Number	Description

1.1	Articles of Incorporation of Hanaro Telecom as amended on March 29, 2002 (including English translation).[3]

4.1	CATV Access Network Lease Agreement dated May 10, 1999, between Hanaro Telecom and KEPCO (including English translation).[1]

4.2	Contract Assignment Agreement dated January 17, 2000, between Hanaro Telecom and KEPCO (including English translation).[1]

4.3	Contract Assignment Agreement dated February 17, 2000, between Hanaro Telecom and Powercomm (including English translation).[1]

4.4	Agreement on Provision and Usage of HFC Network dated May 22, 2000, between Hanaro Telecom and Powercomm (including English translation).[2]

4.5	Agreement on Provision and Usage of Transmission Network Facilities dated July 10, 2000, between Hanaro Telecom and Powercomm (including English translation).[2]

4.6	Agreement on Provision and Usage of Fiber Optic Cable Network for High-Speed Internet Access Service dated March 23, 2001, between Hanaro Telecom and Powercomm (including English translation).[2]

4.7	Loan Agreement dated February 29, 2000, between Hanaro Telecom and Hewlett-Packard (including English translation).[1]

4.8	Master Lease Agreement dated February 29, 2000, between Hanaro Telecom and Hewlett-Packard (including English translation).[2]

4.9	Equipment Lease Agreement dated May 29, 2000, between Hanaro Telecom and Samsung Card Co., Ltd (including English translation).[2]

4.10	Equipment Lease Amendment Agreement dated July 3, 2000, between Hanaro Telecom and Samsung Card Co., Ltd (including English summary).[3]

4.11	Equipment Lease Agreement dated June 26, 2001, between Hanaro Telecom and LG Card Co., Ltd (formerly known as LG Capital) (including English translation).[3]

4.12	Service Agreement dated January 4, 1999, between Hanaro Telecom and Hanaro Customer Service (including English translation).[2]

4.13	KDBC-Hanaro Internet Venture Fund No.1 Partnership Agreement dated January 27, 2000, between Hanaro Telecom, KDB Capital Co., Ltd and Hyundai Finance Corporation (including English translation).[2]

Exhibit
Number	Description

4.14	Agreement for Outsourcing of Business Operation dated January 2002, between Hanaro Telecom and Dreamline Corporation (including English translation).[3]

4.15	Business Outsourcing Agreement dated April 1, 2002, between Hanaro Telecom and Dreamline Corporation (including English summary).[3]

4.16	Agreement for the transfer of HanaNet Business dated March 22, 2002, between Hanaro Telecom and DreamX.net Co. (including English translation).[3]

4.17	Internet Service Agreement dated March 22, 2002, between Hanaro Telecom and DreamX.net Co. (including English summary).[3]

4.18	Underwriting Agreement dated April 24, 2002, between Hanaro Telecom, Bridge Securities, Korea Development Bank, Daewoo Securities, CJ Investment Trust & Securities and Mirae Asset Securities (including English translation).[3]

4.19	Interest Rate Swap Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea.[3]

4.20	Kun-Pledge Creation Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea (including English translation).[3]

4.21	Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.22	Special Terms of the Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.23	Amendment to the Special Terms of the Trust Deed dated December 3, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.24	Amendment to the Special Terms of the Trust Deed dated April 9, 2002, between Hanaro Telecom and Shinhan Bank (including English translation).[3]

4.25	Asset Transfer Agreement dated October 23, 2001, between Hanaro Telecom and Hanafos Securitization Speciality Co., Ltd. (including English translation).[3]

4.26	Trust Deed dated April 18, 2002, between Hanaro Telecom and Kookmin Bank (including English translation).[3]

4.27	Asset Transfer Agreement dated April 18, 2002, between Hanaro Telecom and HanaDream Co., Ltd. (including English translation).[3]

4.28	Agreement for Outsourcing of Office Building Management dated 2003 between Hanaro Telecom and Hanaro Realty Development & Management (English translation).

4.29	Agreement for Outsourcing of Telecommunication Center Management dated 2003 between Hanaro Telecom and Hanaro Realty Development & Management (English translation).

4.30	Real Estate Collateral Trust Agreement dated March 20, 2003 between Hanaro Telecom and Korea Real Estate Investment Trust Co., Ltd (English translation).

4.31	Loan Transaction Agreement dated November 14, 2002 between Hanaro Telecom and Korea Exchange Bank (English translation).

8.1	List of Hanaro Telecom’s significant subsidiaries.

12(a).1	Certification of Chief Executive Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).2	Certification Chief Financial Officer or Equivalent pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

12(a).3	Network Service Provider License dated February 12, 2000 (including English translation).[2]

12(a).4	Network Service Provider License dated August 17, 2000 (including English translation).[2]

12(a).5	Specific Service Provider License dated June 19, 1998 (including English translation).[2]

12(a).6	Network Operator License Letter dated June 28, 1999 (including English translation).[2]

12(a).7	Public Notice regarding grant of International Telecommunications Certificate from U.S. Federal Communications Commission dated July 6, 2000.[2]

12(a).8	Letter from Hanaro Telecom to the U.S. Securities and Exchange Commission.[3]

12(a).9	License for Facilities Based Telecommunications Business (Network Service) dated January 28, 2003 (English translation).

[1]	Previously filed with the registration statement relating to our initial public offering (No.333-11614) dated March 28, 2000.

[2]	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.

[3]	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.