Form 20-F
period 2003-12-31
HANARO TELECOM INC
filed 2004-06-16
CIK 1108838

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-15012

Hanaro Tongshin Chushik Hoesa

(Exact Name of Registrant as Specified in Its Charter)

Hanaro Telecom, Inc.

(Translation of Registrant’s Name Into English)

The Republic of Korea
(Jurisdiction of Incorporation or Organization)

Shindonga Fire & Marine Insurance Building
Tae-pyong-ro 2-43
Chung-gu
Seoul, Korea 100-733
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, par value Won 5,000 per share	The Korea Securities Dealers Association Automated Quotation Market

American Depositary Shares, evidenced by American Depositary Receipts, each representing one (1) Common Share	The Nasdaq National Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003:

Common Stock, par value Won 5,000 per share	462,135,180 Common Shares (including 2,302,312 Common Shares represented by American Depositary Shares)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [   ]

Indicate by check mark which financial statement item the registrant has selected to follow.
Item 17 [   ] Item 18 [X]

ITEM 18. FINANCIAL STATEMENTS	96
ITEM 19. EXHIBITS	96
EX-1.1 ARTICLE OF INCORPORATION
EX-8.1 LIST OF SIGNIFICANT SUBSIDIARIES
EX-11.1 CODE OF ETHICS (ENGLISH TRANSLATION)
EX-12.1 SECTION 302 CERTIFICATION OF CEO
EX-12.2 SECTION 302 CERTIFICATION OF CFO
EX-13.1 SECTION 906 CERTIFICATION

Currency Translation

     We publish our financial statements in Korean Won. In this annual report, references to “Korean Won”, “Won” or “W” are to the currency of Korea, and references to “U.S. dollars”, “U.S.$” or “$” are to the currency of the United States. This annual report contains translations of Korean Won amounts into U.S. dollar amounts, solely for your convenience. Unless otherwise indicated, the translations have been made at U.S.$1.00=Won 1,192.0, which was the noon buying rate in The City of New York for cable transfers in Korean Won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. On June 10, 2004, the noon buying rate was U.S.$1.00=Won 1,160.0. You should not construe these translations as representations that the Korean Won amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3.A SELECTED FINANCIAL DATA

     The following selected consolidated financial data of Hanaro Telecom should be read in conjunction with the audited consolidated balance sheets as of December 31, 2002 and 2003, and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2001, 2002 and 2003, and the notes to the consolidated financial statements, and with “Item 5—Operating and Financial Review and Prospects”, included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited consolidated financial statements. Our consolidated financial statements as of December 31, 1999 and for the fiscal year ended December 31, 1999 were audited by PricewaterhouseCoopers, independent accountants. Our consolidated financial statements as of December 31, 2000, 2001, 2002 and 2003 and for the fiscal years ended December 31, 2000, 2001, 2002 and 2003 were audited by Anjin Deloitte LLC (formerly known as Anjin & Co.), a member firm of Deloitte Touche Tohmatsu, independent accountants. We commenced providing telecommunications services on April 1, 1999.

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in significant respects from U.S. GAAP. See Note 25 to our consolidated financial statements.

	Year ended December 31,
	1999		2000	2001		2002		2003		2003
	(millions of Won, except number of shares and per share data)									(thousands of U.S.$
										except number of
										shares and per
										share data)
Statements of Operations Data:
Korean GAAP:
Revenues	W	23,482	W342,804	W	830,721	W	1,417,854	W	1,383,486	$1,160,643
Voice revenue(1)		4,540	34,089		114,529		210,664		248,964	208,862
Leased line revenue(2)		1,766	8,767		17,706		111,813		37,992	31,873
Broadband revenue(3)		16,520	284,159		641,544		969,635		982,693	824,407
Other		656	15,789		56,942		125,742		113,837	95,501
Operating expenses		163,739	647,415		1,001,335		1,396,426		1,312,792	1,101,336
Operating income (loss)		(140,257)	(304,611)		(170,614)		21,428		70,694	59,307
Non-operating income (expenses), net		63,410	(2,476)		(78,194)		(149,106)		(231,606)	(194,300)

Income (loss) before income tax		(76,847)	(307,087)		(248,808)		(127,678)		(160,912)	(134,993)
Income tax (expense) benefit		5,568	(57)		(35)		(1,083)		(302)	(254)
Minority interest loss (income)		—	1,974		2,941		3,736		(85)	(71)

	Year ended December 31,
	1999		2000		2001		2002		2003		2003
	(millions of Won, except number of shares and per share data)										(thousands of U.S.$
											except number of
											shares and per
											share data)
Net income (loss)	W	(71,279)	W	(305,170)	W	(245,902)	W	(125,025)	W	(161,299)	$(135,318)
Weighted average number of shares outstanding (in thousands) — Basic		206,868		257,836		285,440		298,251		321,310	321,310
Weighted average number of shares outstanding (in thousands) — Diluted		206,868		257,836		285,440		298,251		321,310	321,310
Basic and diluted earnings (loss) per share of common share and ADS(4)		(345)		(1,184)		(861)		(419)		(502)	(0.42)
U.S. GAAP:
Net income (loss)		(70,607)		(298,351)		(244,447)		(162,525)		(165,988)	(139,252)
Basic and diluted earnings (loss) per share of common share and ADS(4)		(341)		(1,157)		(856)		(545)		(517)	(0.43)

	As of December 31,										As of December 31,
	1999		2000		2001		2002		2003		2003
	(millions of Won)										(thousands of U.S.$)
Balance Sheet Data:
Korean GAAP:
Working capital(5)	W	717,778	W	(40,488)	W	(303,936)	W	(855,808)	W	(117,614)	$(98,669)
Property and equipment, net		832,452		2,438,865		3,146,589		3,134,314		2,550,921	2,140,034
Total assets		1,892,043		3,351,246		4,104,265		4,104,785		3,386,548	2,841,064
Net assets		1,571,759		1,667,078		1,568,392		1,515,498		1,757,903	1,474,751
Long-term debt(6)		40,098		1,008,401		1,896,839		2,128,703		1,157,582	971,126
Capital stock		1,200,000		1,320,000		1,320,000		1,396,613		2,310,676	1,938,487
Total shareholders’ equity		1,571,759		1,667,078		1,568,392		1,515,498		1,757,903	1,474,751
Dividends declared		—		—		—		—		—	—
U.S. GAAP:
Property and equipment, net		832,452		2,438,865		2,727,091		2,703,850		2,554,089	2,142,692
Total assets		1,911,765		3,384,218		3,672,451		3,678,342		3,461,453	2,903,904
Total shareholders’ equity		1,582,647		1,681,712		1,476,683		1,399,589		1,783,296	1,496,054

(1)	Consists of revenues derived from services provided to fixed line customers.

(2)	Consists of revenues derived from services that give the subscriber the right to use a private line exclusively.

(3)	Consists of revenues derived from high-speed data transmission services and Internet access services.

(4)	Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding. For comparability purposes, we recalculated the weighted average number of common shares for the years ended December 31, 2001 and 2002 due to the issuance of new shares in 2003 at a price below market.

(5)	Working capital means current assets minus current liabilities.

(6)	Long-term debt includes long-term debt in local and foreign currencies, debentures, long-term obligations under capital leases, long-term Asset-Backed Securities payable and, current portion of Asset-Backed Securities payable and long-term debt.

	As of
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	April 30,
	1999	2000	2001	2002	2003	2004
Other Data:
Residential subscribers	159,690	1,274,327	2,391,952	3,544,001	3,443,492	3,534,406
Corporate subscribers	35,231	208,682	355,816	273,377	283,452	305,044
Corporate leased lines(1)	534	1,488	3,216	6,709	6,680	6,305
Employees	889	1,501	1,519	1,576	1,489	1,506

	As of
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	April 30,
	1999	2000	2001	2002	2003	2004
Network route kilometers—owned(2)	3,020	6,419	8,804	12,425	15,317	15,652
Network route kilometers—leased(3)	656	2,887	2,991	5,487	5,821	9,967
Office buildings connected with fiber optic lines	734	1,304	1,608	2,978	3,216	3,277
Apartment complexes connected with fiber optic lines	1,404	3,827	4,972	6,470	7,219	7,487
Switches installed (voice)	19	32	37	38	38	38
Switches Installed (data)(4)	30	143	156	161/140	161/149	161/149

(1)	The 6,680 leased lines in service as of December 31, 2003 included 3,156 individual Internet dedicated lines connected to corporate subscribers and 3,273 individual traditional leased lines connected to corporate subscribers. The 6,305 leased lines in service as of April 30, 2004 included 2,935 individual Internet dedicated lines connected to corporate subscribers and 3,370 individual traditional leased lines connected to corporate subscribers.

(2)	Includes owned fiber optic lines within cities we service, including fiber optic last mile connections.

(3)	Includes leased fiber optic lines within cities we service, including portions of our backbone, but does not include inter-city connections.

(4)	The data as of December 31, 2002, 2003 and April 30, 2004, represents the number of ATM/routers installed.

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

	At End		Average
Year Ended December 31,	of Period		Rate(1)		High		Low
	(Won per U.S.$1.00)
1999	W	1,136.0	W	1,187.7	W	1,241.8	W	1,124.5
2000		1,267.0		1,140.0		1,267.0		1,105.5
2001		1,313.5		1,293.4		1,369.0		1,234.0
2002		1,186.3		1,242.0		1,332.0		1,160.6
2003		1,192.0		1,193.0		1,262.0		1,146.0
2004 (through June 10)		1,160.0		1,166.4		1,195.1		1,141.4

	At End
Month Ending	Of Period		High		Low
	(Won per U.S.$1.00)
December 31, 2003	W	1,192.0	W	1,200.0	W	1,183.0
January 31, 2004		1,174.0		1,195.1		1,172.0
February 29, 2004		1,179.0		1,180.0		1,152.2
March 31, 2004		1,146.7		1,181.0		1,146.7
April 30, 2004		1,173.6		1,173.6		1,141.4
May 31, 2004		1,165.0		1,191.0		1,165.0

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

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

Risks Related to Our Company

Although we believe that we have sufficient working capital to fund our operations and sustain our debt service and debt repayment obligations in the short-term, we cannot guarantee that we will generate sufficient cash flow from operations or obtain adequate financing on acceptable terms or at all to implement our business plan in the mid to long-term.

     Since our incorporation we have incurred substantial net losses in each year. For the years ended December 31, 2001, 2002 and 2003, we had net losses of Won 245.9 billion (U.S.$206.3 million), Won 125.0 billion (U.S.$104.9 million) and Won 161.3 billion (U.S.$135.3 million), respectively. Although we have started to achieve operating income since 2002, we incurred operating losses of Won 304.6 billion (U.S.$255.5 million) and Won 170.6 billion (U.S.$143.1 million) for the years ended December 31, 2000 and 2001, respectively, resulting from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. We expect that, as we improve our profitability and financial structure, our operating income will increase and net losses will decrease. However, we cannot assure you that we will continue to achieve or increase our operating income or that we will reduce our net losses or achieve net income in the foreseeable future. See “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements for a discussion of our past performance.

     As a result of the rapid expansion of our business, the substantial operating losses we incurred in the past and the continuing net losses since our incorporation, we have principally relied on equity and debt financings to fund our operations and have significant debt and debt service and repayment obligations. As of March 31, 2004, on a non-consolidated basis, we had Won 999.4 billion of long-term liabilities (excluding current maturities) and Won 491.6 billion of current liabilities (including the current portion of long-term debt). We currently anticipate making capital expenditures of approximately Won 356.5 billion during 2004 (of which we have spent Won 23.8 billion in the first quarter of 2004). Our debt service and debt repayment requirements relating to our outstanding indebtedness, on a non-consolidated basis, are approximately Won 208.5 billion and U.S.$0.6 million in the second half of 2004 and Won 441.1 billion and U.S.$0.1 million in 2005. Although we believe that, with the equity and debt financing we obtained in November 2003, we have sufficient working capital to meet our currently anticipated debt repayment, capital expenditure and debt service requirements and accounts payable in 2004 and 2005 and to implement our short to mid-term business plan on a fully funded basis, in order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we may need to incur additional capital expenditures on enhancing our networks and expanding our subscriber base. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a more detailed discussion of our historical and planned capital expenditures. Our actual future financing requirements will also depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. In addition, we may need to raise additional funds (through long-term borrowings, the proceeds of equity and corporate bond offerings and vendor financing) to acquire complementary businesses, develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures or technological or marketing hurdles. Our ability to obtain additional financing will be dependant on our future performance and market conditions, among other factors. We cannot assure you that long-term borrowings, vendor financing, or any alternative financing will be available on favorable terms, or at all. If we are unable to obtain sufficient new debt or equity financing, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations.

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

     Certain existing shareholders such as Dacom Corporation and its affiliates, Samsung Electronics and its affiliate, SK Telecom and its affiliates and Daewoo Securities compete, directly or indirectly, with our service offerings. Dacom provides high-speed Internet access in limited areas in Korea and Dacom and Samsung Networks, Inc., an affiliate of Samsung, operate ISPs in Korea. SK Networks Co., Ltd. and Dacom are engaged in the leased line business. In addition, some of our shareholders belong to conglomerates or “chaebol” that dominate the Korean economy across multiple industries. We therefore expect certain of our shareholders or their affiliates to engage in businesses that compete with our products and services.

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

     As of April 30, 2004, approximately 41.4% of our hybrid fiber coaxial (HFC) subscribers currently use the cable lines for HFC access services from Powercomm Co., Ltd., a subsidiary of Dacom, on a non-exclusive basis. The CATV access network lease agreement with Powercomm expires in May 2005. The term is automatically renewable for another three years unless a party gives notice of non-renewal at least three months prior to expiration. However, Powercomm has the right to terminate the lease agreement if it discontinues its cable network business. We believe that our ability to provide services through Powercomm’s cable lines enhances our profitability and revenues per subscriber. We also lease from KEPCO ancillary facilities such as electric poles and conduit ducts for use in building our own local fiber optic network and our own HFC networks. Our agreement with KEPCO to lease its ancillary facilities allows us to expand our network coverage at a lower cost. Accordingly, the termination of the lease agreements could have a material adverse effect on our operations. Furthermore, failure by Powercomm to properly maintain its network or KEPCO to properly maintain its ancillary facilities could result in service disruptions or reduced data transmission quality.

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

     As of April 30, 2004, we had 565 employees in our marketing and sales department and directly operated 18 service centers. In order to rapidly expand the coverage of our marketing and sales efforts in a cost-efficient manner, we outsource a significant portion of our sales force needs. We currently utilize 70 exclusive Hanaro Telecom customer centers, 42 cable system operators in each service area in which we provide HFC connections to our network and individual agents that target commercial and residential buildings that are connected to our backbone network. The outside sales force and its employees are not employees of Hanaro Telecom; therefore, the amount of control we exercise over the sales force is necessarily limited. If our training, compensation and monitoring programs fail to ensure the quality and performance of our outside sales force, our sales and marketing efforts will be materially affected and the performance of our company, including the number of new subscribers, could suffer.

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

     KEPCO transferred all of its cable assets to Powercomm, a subsidiary of KEPCO, in 2000. KEPCO sold a 10.5% equity interest in Powercomm to several Korean entities, including SK Telecom and Pohang Iron & Steel Co., Ltd. in July 2000 and sold a 45.5% equity interest in Powercomm to a consortium led by Dacom in December 2003. The consortium led by Dacom may not be willing to continue to lease such assets on the terms and conditions set forth in the CATV access network lease agreement we have with Powercomm, if at all.

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

     DSL (ADSL & VDSL). In providing DSL services, we primarily compete with KT. KT has an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides DSL services and we understand that KT is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. We believe that KT is likely to focus its upgrading process and marketing efforts in our targeted high density, high demand areas. As of April 30, 2004, KT and Hanaro Telecom had market shares of approximately 81.5% and 17.2%, respectively, in the DSL services market in Korea.

     HFC. Our primary competitor in providing high-speed Internet access via cable networks is Thrunet. We, together with Thrunet, utilize almost all of Powercomm’s cable network. Onse Telecom and Dacom are also competitors who have been providing their services through the lines of district cable network operators, which are proprietors of smaller, localized cable networks. In addition, we may face additional competition in the future from a variety of sources, including long distance telecommunications companies, other cable operators, direct broadcast satellite operators, wireless communications providers, on-line service providers and resellers. As of April 30, 2004, Hanaro Telecom, Thrunet and Onse Telecom had market shares of approximately 37.8%, 32.9% and 10.4%, respectively, in the HFC services market in Korea.

     Multimedia services. In the Internet services sector, there are currently 79 commercial ISPs according to Korea Network Information Center (KRNIC) as of April 30, 2004. We believe that there are several ISPs currently developing high-end multimedia products comparable to those available through HanaroDream.

     Internet Data Center services. In May 2000, we began providing server-based support services to our corporate clients through N-GENE, our Internet data center (IDC) in Seoul. The IDC services market in Korea is highly competitive. There are currently five major IDC service providers in Korea, namely, KT, Korea Internet Data Center Inc., Hanaro (N-GENE), Prism and Hostway.

     Local telephony. We are the only competitor to KT, the dominant local incumbent, in the local telephony market. Prior to the commencement of our operations in April 1999, KT was the sole provider of local telephony services in Korea. As of April 30, 2004, KT and Hanaro Telecom had market shares of approximately 95.4% and 4.6%, respectively, in the local telephony services market in Korea.

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

We are a party to legal proceedings arising from disruption in the Internet service caused by computer viruses.

     On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of the Microsoft Corporation and disrupted the Internet service between Microsoft and a number of Internet service providers, including us. As a result, numerous Internet users experienced outages on their email servers and websites. We are a party to two legal proceedings in relation to such outages. Such legal proceedings are currently pending in Seoul Central District Court. We do not expect that an unfavorable decision in the above legal proceedings will directly affect our financial condition, as the amount of damages are fairly small and the absence of class action lawsuits in Korean law will prevent an expansion of litigation. However, we are not certain whether the outcome of the above legal proceedings will be in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations. Furthermore, other computer viruses which we cannot control could result in Internet service disruptions in the future.

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

     The Telecommunications Business Law of Korea restricts foreign ownership in voting shares of a network service provider, including our company. At present, a foreign government, foreigner or any legal entity owned by a foreigner that has 15% or more of its outstanding voting shares, including stock-equivalents and investment equity such as depositary receipts, owned by a foreign government, foreigner or any specially related person as the largest shareholder may not own more than 49% of the aggregate number of the issued and outstanding voting shares of any network service provider. In the event that such foreign ownership restrictions are violated, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit and the MIC may require that corrective measures be taken to comply with the legal restrictions. In addition, the MIC may impose a mandatory performance fee on the non-complying party and the service provider may refuse to enter the violating shareholder’s shares in excess of the legal limitations in its corporate register.

     The Telecommunications Business Law also requires the MIC to undertake a public interest review when a shareholder of a service provider becomes a controlling shareholder of the service provider. Depending on such review, which assesses the impact of the transaction on the national security, public good and order of society, the MIC may order an amendment or suspension of the relevant contract, suspension of the voting rights, or ultimately, a sale of shares. See “Item 4—Information on the Company—Business Overview—Korean Telecommunications Laws and Regulations—Ownership Restrictions”.

     As a result of our issuance of new shares to a consortium of investors led by AIG Asian Infrastructure Fund II and AIG Asian Opportunity Fund, or AIG, Newbridge Capital, Inc., or Newbridge, and Telecom Venture Group Ltd., or TVG, foreign ownership in our voting shares exceeded 49% and the MIC issued a corrective order on April 7, 2004 requiring us to take corrective measures to reduce the foreign ownership in our voting shares. Shortly after we received the corrective order from the MIC, one of our foreign shareholders sold its shares and we are currently in compliance with the foreign ownership limitation regulations. However, we cannot assure you that foreign ownership in our voting shares will not exceed 49% or that, as a result of such violation, the MIC will not impose restrictions on our foreign shareholders’ voting rights or our business or impose penalties on us.

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

     In addition to the negative effect of the worldwide recession and uncertainties surrounding the world economy, the confrontation with North Korea has been a constant source of tension in the Korean peninsula, which has and will affect the expectations, perceptions and status of the Korean economy. Moody’s Investors Service, Inc., one of the world’s three largest credit-rating agencies, has downgraded its rating outlook for South Korea by two notches to ‘negative’ from ‘positive’ because of the increased uncertainty regarding North Korea’s actions and possible responses from the international community. Recently, discussions between governments of Korea and the United States about withdrawing the American Forces stationed in Korea have become another factor of uncertainty affecting the Korean economy.

     The Korean economy in 2004 is unlikely to show a big growth as domestic demand and investments are expected to decrease. One cause of such decrease in the domestic demand and deterioration in consumer sentiment is the record-high credit card and household debt, which constrains any increases in consumption.

     Furthermore, in March 2003, SK Global (which subsequently changed its name to SK Networks Co., Ltd.), an affiliate of Korea’s third largest conglomerate, the SK group, was charged with an accounting fraud. The SK Global scandal caused temporary disruptions to the financial market as interest rates soared and investors withdrew their funds from investments in bonds and commercial papers issued by SK Global. In addition, the Korean labor market experienced several labor disturbances in 2003, including the strike led by the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions in May and August 2003.

     In the political arena, the first half of 2004 was fraught with political controversy caused by President Roh Moo-Hyun’s alleged breach of election laws, which eventually culminated in an impeachment of the President by Korea’s National Assembly on March 12, 2004. President Roh’s presidential powers were suspended for 64 days until the Korean Constitutional Court revoked the impeachment in May 2004.

     The negative consequences of any or all of the above factors for the Korean economy and the economic and social environments in which we operate could be severe, and as a result, our business operations could be adversely affected.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF THE COMPANY

     Hanaro Telecom, Inc. is a stock corporation organized under the laws of the Republic of Korea. We were incorporated on September 26, 1997. Our legal and commercial name is “Hanaro Tongshin Chushik Hoesa” in Korean, and “Hanaro Telecom, Inc.” in English. Our registered office is located in the Shindonga Fire & Marine Insurance Building, Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea, 100-733, telephone number (82-2) 6266-5000. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     Hanaro Telecom was established as Korea’s second local call carrier. Since our inception, we have been striving to become the leading provider of high-speed Internet access, data and multimedia services in Korea. Some of the important events in the development of our business are set forth below:

•	In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea.

•	In June 1998, we registered as a specific service provider to resell or provide the same type of telecommunication services as those of domestic or foreign network service providers.

•	In October 1998, we launched our CATV high-speed Internet access services.

•	In April 1999, we launched our local call and high-speed Internet access services in Seoul, Pusan, Inchon and Ulsan.

•	In March 2000, we successfully completed a global offering of our ADSs on the Nasdaq National Market.

•	In May 2000, we opened the Internet Data Center to provide server-based support in the form of co-location, dedicated server hosting and web hosting.

•	In July 2000, we launched our commercial Local Multipoint Distribution System (LMDS) service.

•	In December 2001, we acquired a controlling equity interest in Dreamline, the fourth largest broadband access provider in Korea.

•	In February 2002, we launched our wireless Local Area Network (LAN) services.

•	In April 2002, we transferred our HanaNet portal business-related assets and approximately 20 employees to a subsidiary of Dreamline, DreamX.net Co., which subsequently changed its name to HanaroDream.

•	In June 2002, we commenced providing commercial Broadband Wireless Local Loop (B-WLL) high speed wireless Internet service, which is the first of such services to be launched in Korea.

•	In August 2002, we launched our Very high bit rate Digital Subscriber Line (VDSL) service, offering data transmission speeds of up to 20 Mbps since January 2003.

•	In October 2002, we acquired a 24.75% equity interest in Korea Digital Cable Media Center, and the Fair Trade Commission of Korea approved it as our affiliated company.

•	In January 2003, we received a perpetual license to provide long distance telephony services, including inter-city and international services.

•	Mr. Yun-Sik Shin, our former chief executive officer, resigned at our annual shareholders’ meeting held on March 28, 2003. At an extraordinary shareholders’ meeting held on August 5, 2003, Mr. Chang-Bun Yoon was appointed as our new chief executive officer and representative director.

•	In June 2003, we commenced providing fixed line number portability service.

•	On November 18, 2003, we issued new shares to a consortium of investors led by AIG, Newbridge and TVG having an aggregate value of Won 585 billion, as a result of which they acquired an aggregate of 39.6% equity interest in us. AIF II NT, Ltd. and its affiliate became our largest shareholder holding a 13.67% equity interest in us. See “Item 10—Additional Information—Material Contracts—Investment Agreement between Hanaro Telecom and an Investment Consortium led by AIG, Newbridge and TVG.” Following such new share issuance, there was a change in certain members of our management. See “Item 6—Directors, Senior Management and Employees”.

     See “Item 5—Operating and Financial Review and Prospects—“Liquidity and Capital Resources” for a description of our principal capital expenditures for the last three fiscal years and currently in progress.

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

     We commenced commercial operations of our high-speed Internet access and local telephony services on April 1, 1999. We are currently focused on rapidly deploying our state-of-the-art fiber optic backbone network in densely populated metropolitan areas. As of April 30, 2004, we have deployed our fiber optic backbone network in 40 cities and one district. As of April 30, 2004, we provided high-speed Internet access services to 1,228,004 subscribers through our fiber optic last-mile connections.

     We also provide high-speed Internet access services through hybrid fiber coaxial (HFC) cable lines, fixed wireless, or LMDS, connections and wireless LAN connections. As of April 30, 2004, we provided high-speed Internet access services to 1,484,878 subscribers in 132 districts through owned and leased cable lines, to 25,119 subscribers through LMDS connections and to 28,252 subscribers through wireless LAN connections.

Description			Dec 31, 2001	Dec 31, 2002	Dec 31, 2003	April 30, 2004
		VDSL	—	—	26,715	197,737
	Residential	ADSL	984,432	1,195,916	1,033,619	1,011,822
		Cable Modem	920,243	1,312,045	1,457,700	1,483,511
Broadband	Corporate	ADSL	30,247	25,673	18,272	18,445
		Cable Modem	80,357	77,735	1,619	1,367
	LMDS		29,917	37,698	26,715	25,119
	Wireless LAN		—	376	22,504	28,252
		Sum	2,045,196	2,649,443	2,725,563	2,766,253

Voice			702,572	870,333	1,001,381	1,073,197
Leased Line			3,216	5,861	6,680	6,305

Total			2,750,984	3,525,637	3,733,624	3,485,755

     For the years ended 2001, 2002 and 2003, we had the following revenues and total sales generated by our business segments (in millions of Won):

	Broadband	Voice	Leased line	Other	Total
2001	641,544	114,529	17,706	56,942	830,721
2002	969,635	210,664	111,813	125,742	1,417,854
2003	982,692	248,964	37,992	113,838	1,383,486

Products and Services

     We currently provide high-speed Internet access services, local telephony services and leased line services in Korea pursuant to several wire-line based options and wireless technologies.

Access to our Data Network

     We currently provide always-on, high-speed Internet access services through several service offering options. We offer broadband Internet services to subscribers in large residential and commercial buildings through fiber optic networks, to subscribers in less densely populated residential areas through HFC networks and to subscribers in small and medium-sized commercial buildings as well as medium to low density housing complexes through LMDS networks. Residential subscribers in areas in which we have built out our fiber optic network have the choice of two types of DSL services, namely ADSL and VDSL services. Corporate subscribers, generally, have the choice of ADSL, VDSL or our dedicated access line services. Subscribers in service areas in which we lease or have built out HFC networks are generally limited to HFC-connection based data services. Our high-speed Internet access services are marketed under the brand name, “HanaFos”.

     DSL (ADSL & VDSL) Services. DSL services are provided primarily over existing copper lines in the subscriber’s premises, which are connected to our backbone network through fiber optic last-mile connections. We believe our DSL service is the best quality, high-speed Internet access service available to residential subscribers. Our DSL service offering is targeted at high-volume residential subscribers. ADSL services offer data transmission speeds of up to eight Mbps and VDSL services offer data transmission speeds of up to 50 Mbps. In addition, Internet users in Korea pursuant to traditional dial-up services must pay local per minute telephony charges, whereas DSL subscribers pay a flat fee. Therefore, we believe that subscribers that average over two hours a day on the Internet realize cost savings through our ADSL services. As of April 30, 2004, we provided ADSL services to 1,228,004 subscribers, which consist of 1,011,822 residential subscribers and 18,445 corporate subscribers, and VDSL services to 197,737 subscribers.

     HFC Services. Our cable-network based services are currently available in 132 service areas. HFC connections to our data network allow for maximum speeds of ten Mbps downstream and 700-800 Kbps upstream through the use of cable modems installed at our subscribers’ premises. We have simultaneously entered into a cable network based strategy while building our own fiber optic network because the use of existing HFC lines allows our company to expand our coverage area with low capital expenditure obligations. We have not invested in building out our fiber optic network or pursuing affiliation or lease agreements with district cable network operators in areas in which we have agreements with Powercomm to use its cable lines. As of April 30, 2004, we provided HFC services to 1,484,878 subscribers, which consist of 1,483,511 residential subscribers and 1,367 corporate subscribers.

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

     We commenced commercial services of high-speed Internet access and multimedia and data services using LMDS communications technology in July 2000. Services using LMDS are transmitted at a maximum speed of ten Mbps, a speed that exceeds that currently possible through ADSL wire-line technology. LMDS services are marketed primarily to medium-sized businesses and apartment complexes. Our LMDS services are currently provided in eleven cities, including Seoul and Pusan. As of April 30, 2004, we provided LMDS services to 25,119 subscribers.

     We commenced providing “HanaFos AnyWay” wireless LAN services in April 2002, which allow Internet access through mobile devices such as notebook computers or personal digital assistant units equipped with a LAN card for users within the coverage of our access points. Internet access services using wireless LAN are transmitted at a maximum speed of eleven Mbps. We currently provide wireless LAN services in approximately 360 access point areas across the nation, including key public areas such as hotels, subway stations, shopping malls, colleges and fast food stores. We provide our wireless LAN services to residential and corporate subscribers as well as subscribers who require Internet access on a temporary basis, particularly those subscribers who need mobile Internet access. As of April 30, 2004, we provided wireless LAN services to 28,252 subscribers.

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

     In June 2003, we commenced providing fixed line number portability service. This service allows subscribers wishing to change the service provider from KT to Hanaro Telecom to continue to use their current telephone number. Initially, we launched the service in Ansan, Sihueng, Chungju, Kimhae and Sooncheon and have since expanded our service area to various other metropolitan areas and plan to do so in Pusan and Seoul within this year.

     As of April 30, 2004, we provided local telephony services to 718,820 residential subscribers and to 285,099 corporate subscribers. Most of our residential subscribers receive local telephony services bundled with our ADSL services.

     We believe the ability to offer local telephony distinguishes our service offerings from that of communication services providers, other than KT, because it allows our subscribers to receive both data and local telephony services through a single provider and thus receive one bill for both service offerings.

     Voice over Internet Protocol (VoIP) Services. In April 2002, we commenced providing VoIP services bundled with cable modem-based broadband Internet services under the name “HanaFos cable + voice”, which allow simultaneous use of high-speed Internet and local telephony services. We currently provide VoIP services in certain parts of Seoul and major metropolitan areas. As of April 30, 2004, we provided HanaFos cable + voice services to 69,278 subscribers.

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

Internet Data Center.

     We opened N-GENE, our IDC, in May 2000 with a total area of approximately 40,000 square meters. Through N-GENE, we provide our corporate subscribers with server-based support in the form of co-location and dedicated server hosting. As of April 30, 2004, N-GENE hosted approximately 9,900 servers.

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

Leased Line Services

     We hold a license to operate leased line services on a nationwide basis in Korea. We commenced providing dedicated leased line services in January 2000. As of April 30, 2004, we had 6,305 traditional leased line subscribers. Our leased line fees vary depending on the distance and bandwidth requirements of our subscribers. As we upgrade the transmission capability of our inter-city connections, we expect to expand the scope of our leased line services.

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

     Sales to corporate subscribers are handled through our in-house sales group. Our sales people initially focus on securing contracts with large commercial complexes, thus allowing us to install our remote terminals at their premises. After installation of our equipment, sales people focus their attention on individual corporate clients located within the premises. Sales people that secure contracts with corporate clients remain the main contact person for all aspects of the subscriber’s needs, including installation, customer service and follow-up service. Our in-house sales staff receives an annual bonus which can equal up to 37.5% of the “base rate” for our company based upon performance.

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

     Customer Centers. We have exclusive agreements with 69 Hanaro Telecom customer centers, 20 of which are located in Seoul, nine in Pusan and four in Inchon. Each of the customer centers sells only our products and services. Customer centers receive a commission from us for each service contract and installation contract secured. Customer centers sub-contract out to smaller distribution outlets within their area to increase their sales coverage. Customer centers have also commenced sales through telemarketing.

     CATV System Operators. The system operators in each of the areas covered by our cable network leasing arrangements have the right to sell our services within their respective areas. In the event a potential subscriber elects a non-cable service, such as ADSL, that is available in that service area, the subscriber is referred to one of our customer centers. The cable system operators and re-transmission operators in each of the 42 service areas in which we have commenced operations have started selling our services and products.

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

     We also organize special events to promote our products and services, such as Internet seminars, campus events and joint presentations with Korean securities firms. We spent a total of Won 27 billion for advertising in 2003.

Customer Service

     We maintain an emphasis on customer care to differentiate us from our competitors. We provide 24-hours-a-day, 365-days-a-year customer support through our call center. We also have a customer claim center located within our call center to handle subscriber claims regarding our service quality and billing. Our trained customer service representatives handle all subscriber calls. All service representatives receive a one-week orientation training and on-site supervisors provide additional support. We believe it is important for customer service representatives to have a thorough knowledge of our services and products. All calls to the call centers are recorded and service representatives are graded periodically based on performance. We strive to answer all calls within 10 seconds. We are currently receiving approximately 50,000 calls per day into our call centers. We use automated answering services to respond to routine inquiries, such as account balances. As of April 30, 2004, we employed 1,060 workers in our call centers, each working eight hour shifts. We anticipate that we will continue to hire additional customer support personnel as the size of our subscriber base increases.

     Subscribers can also voice their complaints through e-mail. Questions or complaints that we feel are common issues arising among our subscribers are posted, together with our response, on a bulletin board on our home page.

     We believe it is important for subscribers to have face-to-face access to our representatives. We have approximately 130 customer centers, including our 70 exclusive customer centers. We also have 18 direct services centers. Our sales staff at our customer centers receive customer service training in addition to their sales training. Customer center staff are trained to handle all subscriber complaints. Our in-house sales people monitor the performance of the customer center employees during their visits to the customer centers.

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

     DSL (ADSL & VDSL). KT is our only competitor that is not limited in the coverage of its services by the coverage of its network. KT, as the local incumbent telecommunications carrier, has an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides ADSL services and we understand that KT is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. KT launched digital subscriber line services in June 1999. Furthermore, we believe that KT is likely to focus its upgrading process and marketing efforts in our targeted high density, high demand areas. As of 30, 2004, KT and Hanaro Telecom had market shares of approximately 81.5% and 17.2%, respectively, in the DSL services market in Korea.

     HFC. Thrunet launched its cable-based services in July 1998. Our agreement with Powercomm to use its cable network is not exclusive; therefore, Powercomm may lease the cable network that we currently lease to additional service providers. We, together with Thrunet, currently utilize almost all of Powercomm’s cable networks. Onse Telecom, Dreamline and Dacom provide services through the lines of district cable network operators, which are proprietors of smaller, localized cable networks. KT also owns a large cable network; however, its existing network does not have the two-way communication capability that is necessary for the provision of high-speed Internet access. We believe KT is currently focusing on upgrading its telephone lines, rather than its cable network. As of April 30, 2004, Hanaro Telecom, Thrunet and Onse Telecom had market shares of approximately 37.8%, 32.9% and 10.4%, respectively, in the HFC market in Korea.

     Multimedia Services. In the Internet services sector, there are currently 79 commercial ISPs. Korea.com, a service provided by Thrunet, Chollian, a service provided by Dacom and Kornet, a service provided by KT, are currently developing and/or providing multimedia products comparable to those available on HanaNet, which is now integrated with DreamX.net of Dreamline.

     Internet Data Center Services. In the IDC services market, there are currently five major IDC service providers in Korea: KT, Korea Internet Data Center, Hanaro (N-GENE), Prism and Hostway. We commenced IDC services in May 2000. Competition in this market is primarily based on price and service quality. Some of these major providers are expanding their service capacities. In addition, approximately 10 small and medium-sized data centers provide IDC services similar to ours.

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

     Leased Line Services. In the leased line services market there are currently five primary service providers in Korea: KT, Powercomm, Dacom, SK Networks and Hanaro Telecom. We commenced leased line services in September 1999. Competition in this market is primarily based on price, network coverage and quality. KT is currently the leading provider of data communications services in Korea. In order to provide leased line services, the service provider must have a license to provide network services.

Intellectual property

     We hold 87 registered trademarks (including five program copyrights), 13 registered patents and two registered industrial design rights in Korea. As of April 30, 2004, we also had 18 trademark applications pending and 11 patent applications pending at the Korea Industrial Property Office. While we consider all of our intellectual property to be important, we do not consider any one or group of patents, trademarks or industrial design rights to be so important that their expiration or termination would materially affect our business.

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

     Wireless Frequency Allocation. In February 1998, we obtained the right to the WLL frequency of 2.3 GHz bandwidth for 20MHz down- and up-stream. In August 1999 we obtained the LMDS frequency of 26 GHz for 400 MHz down- and 160 MHz up-stream. These rights are for an indefinite term and no fees are required to be paid to the government of Korea in connection with such rights. After June 2005, the MIC plans to reallocate the right to the WLL frequency for the portable Internet business.

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

Type	Name of Providers
Local	KT
Domestic long-distance	KT; Dacom; Onse Telecom
International	KT; Dacom; Onse Telecom
Cellular	SK Telecom
Personal communication service providers	KT Freetel Co., Ltd.; LG Telecom Co., Ltd.
Wireless paging services	Real Telecom Ltd.; Seoul Mobile Telecom, Inc.; Eyesvision Corp.

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

Ownership Restrictions

     Under the current Telecommunications Basic Law and the Telecommunications Business Law, an NSP, such as Hanaro Telecom, must be an entity incorporated in Korea in order to qualify for a license from the MIC. In addition, the Telecommunications Laws restrict the ownership of NSPs by certain shareholders. Ownership interests in NSPs are subject to the following ownership restrictions:

•	a foreign government, foreigner or any legal entity owned by a foreigner that has 15% or more of its outstanding voting shares, including stock-equivalents and investment equity such as depositary receipts, owned by a foreign government, foreigner or any specially related person as the largest shareholder may not own more than 49% of the aggregate number of the entity’s issued and outstanding voting shares; provided, if a legal entity owned by a foreigner holds 1% or less shares in the relevant NSP, it is not regarded as a “foreigner”. In the event a foreign government or a foreigner owns shares in excess of the shareholding restriction, the holders of shares in excess of such limitations cannot exercise the voting rights with respect to the shares exceeding such limitations, and the MIC may require the “foreigner” who has acquired shares in violation of such restriction, the violating NSP or the shareholder of the violating foreign entity to take corrective measures to comply with such restriction within a grace period of 6 months. The MIC may also impose on a non-compliant violator a mandatory performance fee within 3/1000 of the purchase price of the share per day;

•	a government (other than KT) or a local government cannot for an NSP license;

•	under the recent amendment of the Telecommunications Business Law, a major NSP (a licensed NSP, an NSP designated through a rate setting, KT or SK Telecom) is restricted from acquiring shares in another NSP in excess of 5%. In the event that a major NSP at any time violates the shareholding restriction, the holders of shares in excess of such limitations cannot exercise the voting rights with respect to the shares exceeding such limitations.

     Under the recent amendment of the Telecommunications Business Law, if a shareholder of an NSP becomes a controlling shareholder by means of any of the following, the MIC may review whether the transaction is against national security, the public good, or the order of society:

     • owning 15% or more of total outstanding shares of the NSP in concert with a specially related person;

     • a change in the largest shareholder of the NSP;

     • the NSP or its shareholder entering into an agreement with a foreign government or a foreigner on matters defined in the Presidential Decree as an important business affair, such as appointment of directors or the purchase or sale of business; or

     • a change in the shareholder who holds actual control of the management of the NSP.

     If the MIC decides in the negative, it may order an amendment or suspension of the relevant contract, suspension of the voting rights, or the sale of shares. The MIC is to set up a Public Interest Review Committee to review the public interest side of an NSP’s transaction such as a share acquisition. The MIC may also impose on a non-compliant violator a mandatory performance fee within 3/1000 of the purchase price of the share per day, or an administrative penalty of up to Won 100 million for cases that do not relate to shareholding.

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

     The Korea Communications Commission also has the authority to monitor unfair business practices among telecommunication service providers in accordance with the Telecommunications Business Law. The guidelines under the Enforcement Decree of the Telecommunications Business Law (amended and elevated from former MIC regulation to a Presidential Decree) specify fair competition among telecommunications companies under the Telecommunications Business Law. If an NSP or any telecommunication service provider is in violation of these guidelines, the MIC may order such telecommunication service provider to take certain actions, including (i) separating the service providing organization, (ii) changing its internal accounting regulations, (iii) disclosing certain company service related information, (iv) changing its articles of incorporation, the terms of any service contracts and any interconnection agreement, (v) suspending the act that violates fair competition, (vi) making a public announcement of the violation and (vii) measures necessary for the rectification of any violation, such as removal of telecommunications facilities which gave rise to the violation. In addition, the MIC may impose upon such telecommunication service provider fines, subject to certain exceptions, up to 3% of the entity’s average sales revenues generated from the service in violation of such guidelines during the three years preceding such violation.

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

     Each year, the MIC may designate, pursuant to regulations, the NSPs and the rates and general terms of services provided by such NSPs that require MIC approval. On June 20, 2003, the MIC designated the local telephone service of KT and the mobile service of SK Telecom as requiring MIC approval. The MIC requires fees and charges, in terms of the methods of their calculation, to be adequate, fair and objective. The MIC may order changes in the rates if it deems the rates to be unreasonable and against public policy.

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

4.C ORGANIZATIONAL STRUCTURE

     As of April 1, 2001, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the Korean Fair Trade Commission based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act. Under the amended Monopoly Regulation and Fair Trade Act, a member company of both the “business group subject to restrictions on debt guarantees” and the “business group subject to restrictions on mutual shareholding” is subject to, among others, the following restrictions: subject to certain exceptions, such company (i) shall not acquire or own shares of an affiliate company which acquires or owns its shares; nevertheless, for newly designated companies, the application of this restriction is waived for one year from the date of such designation; and (ii) shall not provide payment guarantees with respect to bank loans for its domestic affiliates for two years from the designation date.

     The following table lists information concerning the significant subsidiaries of Hanaro Telecom:

		Percentage of	Percentage of
		Ownership and	Ownership and
		Voting Interest	Voting Interest
		held by Hanaro	held by Hanaro
	Jurisdiction of	Telecom	Telecom
Name	Incorporation	as of Dec 31, 2003	as of April 30, 2004
Hanaro Telecom America, Inc.	Delaware, USA	100%	100%
Hanaro Realty Development & Management Co., Ltd.	Korea	99.99%	99.99%
Hanaro Telephone & Internet Information, Inc.	Korea	99.99%	99.99%
Hanaro WEB(n)TV Co., Ltd.	Korea	90.91%	90.91%
Dreamline Corporation[1]	Korea	26.28%	14.18%
M-Commerce Co., Ltd.[2]	Korea	30.29%	30.29%

Notes:	1.	As of December 31, 2003, our ownership percentage in Dreamline diluted from 32.18% to 26.28% due to a third party’s investment in Dreamline on November 17, 2003. As of April 30, 2004, our ownership percentage was 14.18%. As a result of our ownership percentage falling below 30%, in accordance with the generally accepted accounting principles in Korea, Dreamline and its 37.19% subsidiary, HanaroDream, were excluded from our consolidated financial statements as of December 31, 2003. In March 2004, the Fair Trade Commission of Korea approved the exclusion of Dreamline and its 37.19% subsidiary, HanaroDream, from our group of affiliated companies.

2.	Although there has been no change in our ownership percentage in M-Commerce Co., Ltd., because we are not the largest shareholder and because we have no nominated members on the board of directors of M-Commerce, the Fair Trade Commission of Korea approved the exclusion of M-Commerce from our group of affiliated companies in April 2004.

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

     We also have 35 exchange offices equipped with exchange equipments in 25 cities including Seoul, Pusan, Taegu, Taejeon and Kwang-ju. We own 31 of those offices and lease the remaining four offices. We also have 39 transmission offices equipped with transmission equipments in 28 cities including Seoul, Pusan, Taegu, Taejeon and Kwang-ju. We own 23 of those offices and lease the remaining 16 offices.

     We lease our executive offices located in the Shindonga Fire & Marine Insurance Building in Chung-gu, Seoul.

     Of the net book value of our total plant, property and equipment as of December 31, 2003 (excluding construction in progress), transmission facilities and telecommunication equipment represented 85.2%, buildings and real property represented 11.3% and other assets represented 3.5%. As of December 31, 2003, our fiber optic network consisted of 22,123 kilometers of owned and leased lines.

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

     We have an indefeasible right to use the following international leased lines on various submarine cables connecting the United States, Asia and certain parts of Europe, for 15 years or until the end of the economically useful life of such cables.

Bandwidth
Connecting		Capacity
Points	Providers	Quantity	Acquisition Cost
Korea — US	Iljin C2C Ltd.; Onse Telecom; Asia Global Crossing; Dacom Crossing; Flag Telecom	17 x STM-1	U.S.$30,019,880
Korea — Japan	Iljin C2C; Teleglobe Dacom; Teleglobe Onse Telecom	4 x STM-1 3 x STM-1 1 x E-1 /	U.S.$3,010,000 U.S.$9,780,000 U.S.$4,000,000

Bandwidth
Connecting		Capacity
Points	Providers	Quantity	Acquisition Cost
2 x STM-1
Korea — Japan
Korea— Hong Kong	Onse Telecom	19,158km	U.S.$1,168,638
Japan — US	Teleglobe; Metromedia Fiber Network	3 x STM-1	U.S.$1,250,000
	Japan — US Cable Network	2 x STM-1	U.S.$5,800,000
Korea — Vietnam	Dacom	2 x Half E-1	Won 159,940,000
Korea — Belgium	Dacom	2 x Half E-1	Won 236,132,000
Korea — Singapore	Iljin C2C	1 x Half STM-1	U.S.$350,000
Korea — China	Enterprise Networks	1 x Half STM-1	U.S.$1,000,000
US — UK	France Telecom; Britain Telecom	4 x STM-1	U.S.$392,000

(1)	Each STM-1 represents a bandwidth capacity of 155Mbps.

(2)	Each E-1 represents a bandwidth capacity of 2Mbps.

     In addition, we have agreements with foreign ISPs such as Cable & Wireless IDC, Sprint Communications Co., L.P., AboveNet Communications, Inc., MCI WorldCom Korea Ltd., XO Communications Services, Aleron Broadband Services, LLC and Teleglobe for global Internet Protocol transit services.

     Our backbone network has been deployed in 82 cities and 50 districts, including Seoul, Pusan, Inchon, Taegu and Ulsan. Each of the ten local loops is interconnected by 40 Gbps WDM backbone network using fiber optic lines leased from Dacom. The interconnections between these other backbone networks will also be leased from other network service providers.

     We have expanded our voice network by installing voice switches in 33 cities and launched VoIP services in April 2002.

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

Hybrid Fiber Coaxial

     We currently provide our high-speed Internet access through hybrid fiber coaxial connections in 117 service areas. These HFC connection services are provided over our own cable network in 46 service areas, Powercomm’s cable network in 41 service areas and other system operators’ cable networks in 30 areas. The approximate number of homes passed in these areas is 11.7 million.

     We have agreements with cable system operators in 30 service areas. Each of these system operators is responsible for maintaining subscriber lines and subscriber relationships within its service area. The system operators in the service areas in which we own a network also provide cable television services to subscribers. We receive a portion of the revenues generated by the system operators’ cable television services. Most of the agreements are for one-year terms that are automatically renewed absent termination by either party.

     The head-end of each system operator is connected to our regional data center at a maximum speed of 1 Gbps, either through self-constructed fiber optic lines or through lines leased from Dacom. We currently provide services using HFC lines at a maximum speed of ten Mbps downstream and 600-700 Kbps upstream. As of April 30, 2004, we provided our services to 8,422,489 households and 1,491,168 subscribers through our HFC connection services. As of April 30, 2004, our network was connected to 1,727 cells through HFC connections.

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

     LMDS services. Services utilizing LMDS technology are marketed to small corporate subscribers and small apartment complexes. LMDS services are available in ten cities, including Seoul and Pusan. LMDS technology is a technology used around the world in broadband wireless telecommunications systems. As of April 30, 2004, our network was connected to 1,117 buildings through LMDS connections.

Internet Data Center

     In May 2000, we opened N-GENE, our IDC, in Seoul with a total area of 40,000 square meters. N-GENE has the capacity to accommodate 150,000 servers. As of April 30, 2004, N-GENE hosted approximately 10,180 servers.

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

5.A OPERATING RESULTS

Results of Operations

     We commenced commercial operations of our high-speed Internet access services and voice services on April 1, 1999 through fiber optic connections in the cities of Seoul, Pusan, Ulsan and Inchon. We currently provide our high-speed Internet access services in 82 cities and 50 districts and voice services in 33 major cities. As of April 30, 2004, we had 1,506 employees and had 2,766,253 high-speed Internet access service subscribers, 1,073,197 local call service subscribers and 6,305 leased line service subscribers.

Year ended December 31, 2003 compared to the year ended December 31, 2002

     Operating Revenues. Our total revenue for the year ended December 31, 2003 was Won 1,383,486 million (U.S.$1,160.6 million), a decrease of Won 34,368 million, compared to total revenue of Won 1,417,854 million in 2002. The decrease in total revenue in 2003 was primarily due to a decrease in revenue of Won 73,821 million from our leased line services from Won 111,813 million in 2002 to Won 37,992 million in 2003, offset in part by increases in revenue of (i) Won 38,300 million from our voice services from Won 210,664 million in 2002 to Won 248,964 million in 2003 and (ii) Won 13,058 million from our broadband services from Won 969,635 million in 2002 to Won 982,693 million in 2003. The decrease in our leased line services revenues was primarily due to the exclusion of leased line services revenues from Dreamline in 2003 as a result of the dilution of our equity interest in Dreamline in November 2003 and the exclusion of Dreamline from our group of affiliated companies. The increase in our voice services revenue was primarily due to an increase in the number of our subscribers from 939,852 as of December 31, 2002 to 1,001,381 as of December 31, 2003. The increase in our broadband services revenue was due to an increase in the number of our active broadband services subscribers. After excluding approximately 240,000 inactive subscribers in October 2003, the number of our active broadband services subscribers was 2,725,563 as of December 31, 2003

     Operating Expenses. Our total operating expenses for the year ended December 31, 2003 was Won 1,312,792 million (U.S.$1,101.3 million), a decrease of Won 83,634 million, compared to total operating expenses of Won 1,396,426 million in 2002. The decrease in operating expenses in 2003 was primarily due to the exclusion of operating expenses from Dreamline in 2003 as a result of the dilution of our equity interest in Dreamline in November 2003 and the exclusion of Dreamline from our group of affiliated companies, offset in part by increases of Won 35,231 million in interconnection charges primarily due to an increase in the number of our local telephony services subscribers.

     Operating Income. Our total operating income for the year ended December 31, 2003 was Won 70,694 (U.S.$59.3 million), an increase of Won 49,266 million, compared to a total operating income of Won 21,428 million in 2002. The increase in our total operating income in 2003 was primarily due to a larger decrease in our operating expenses than the decrease in our revenues in 2003, as compared to 2002.

     Non-Operating Income. Our non-operating income for the year ended December 31, 2003 was Won 26,972 million (U.S.$22.6 million), an decrease of Won 43,393 million, compared to non-operating income of Won 70,365 million in 2002. The decrease in non-operating income in 2003 was primarily due to decreases in gain on foreign currency translations and interest income. Our gain on foreign currency translations decreased by Won 17,045 million from Won 17,064 million in 2002 to Won 19 million in 2003 primarily due to the depreciation of Korean Won against U.S. dollars and a decrease in our dollar-denominated liabilities in 2003. The Korean Won appreciated against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to Won 1,186.30 to U.S.$1.00 as of December 31, 2002 but the Korean Won slightly depreciated against U.S. dollars to Won 1,192.6 to U.S.$1.00 as of December 31, 2003. Our interest income decreased by Won 14,296 million from Won 32,761 million in 2002 to Won 18,465 million in 2003, primarily due to a decrease in our interest bearing financial instruments and the exclusion of Dreamline’s interest income in 2003.

     Non-Operating Expenses. Our non-operating expenses for the year ended December 31, 2003 were Won 258,578 million (U.S.$216.9 million), an increase of Won 39,107 million, compared to non-operating expenses of Won 219,471 million in 2002. The increase in non-operating expenses in 2003 was primarily due to a one-time Won 61,333 million loss from the write-off of property and equipment as a result of the discontinuance of service, decrease of customer demand and deterioration of certain machinery. We also recorded a loss on valuation using the equity method in the amount of Won 23,142 million in 2003 with respect to our investment in Dreamline. See Note 8 to our financial statements for more details. Such increases in non-operating expenses was partly offset by decreases in interest expenses and asset backed securities payable expenses. Our interest expenses decreased by Won 30,082 million from Won 169,412 million in 2002 to Won 139,330 million in 2003, primarily from a decrease in our borrowings. See Note 14 to our financial statements for a more detailed analysis of our long-term debt and debentures. Our asset backed securities payable expense decreased by Won 13,265 million from Won 22,293 million in 2002 to Won 9,028 million in 2003 due to the decrease in the outstanding balance of asset backed securities issued by Hanafos Securitization Specialty Co., Ltd.

     Income Taxes. Our statutory income tax rate for 2003 was 29.7%. For the year ended December 31, 2003, we reported income taxes of Won 302 million (U.S.$0.25 million), a decrease of Won 781 million, compared to income taxes of Won 1,083 million in 2002. See Note 21 to our financial statements for a more detailed analysis of our income taxes and deferred income taxes.

     Net Loss. Our net loss for the year ended December 31, 2003 was Won 161,299 million (U.S.$135.3 million), an increase of Won 36,274 million, compared to a net loss of Won 125,025 million in 2002. Such increase was primarily due to the one-time Won 61,333 million loss from the write-off of property and equipment, offset in part by an increase in our operating income of Won 49,266 million.

Year ended December 31, 2002 compared to the year ended December 31, 2001

     Operating Revenues. Our total revenue for the year ended December 31, 2002 was Won 1,417,854 million, an increase of Won 587,133 million, compared to total revenue of Won 830,721 million in 2001. The increase in total revenue in 2002 was primarily due to revenue increases of (i) Won 328,091 million from our broadband services from Won 641,544 million in 2001 to Won 969,635 million in 2002, (ii) Won 96,135 million from our voice services from Won 114,529 million in 2001 to Won 210,664 million in 2002, and (iii) Won 94,107 million from our leased line services from Won 17,706 million in 2001 to Won 111,813 million in 2002. The increase in our broadband services revenues was primarily due to an increase in the number of our broadband services subscribers from 2,045,196 as of December 31, 2001 to 2,877,526 as of December 31, 2002. The increase in our local telephony services revenues was primarily due to an increase in the number of customers from 332,679 as of December 31, 2001 to 639,530 as of December 31, 2002. The increase in our leased line services revenues was primarily due to an increase in the number of customers from 3,216 as of December 31, 2001 to 5,861 as of December 31, 2002.

     Operating Expenses. Our total operating expenses for the year ended December 31, 2002 was Won 1,396,426 million, an increase of Won 395,091 million, compared to total operating expenses of Won 1,001,335 million in 2001. The increase in operating expenses in 2002 was primarily due to increases of (i) Won 116,001 million in depreciation expenses, primarily due to our investment in additional telecommunication equipment and facilities, (ii) Won 82,280 million in telecommunication equipment lease expenses, due primarily to an increase in payments related to leased fiber optic and cable lines, (iii) Won 74,030 million in sales commissions paid to our sales agents, primarily from an increase in the number of our subscribers, (iv) Won 38,974 million in commissions, primarily from an increase in payments for outsourcing services and (v) Won 27,745 million in interconnection charges, primarily due to an increase in the number of our local telephony services subscribers.

     Operating Income. Our total operating income for the year ended December 31, 2002 was Won 21,428 million, compared to a total operating loss of Won 170,614 million in 2001. We recorded total operating income in 2002 as a result of a larger increase in our operating revenues than our expenses in 2002, as compared to 2001.

     Non-Operating Income. Our non-operating income for the year ended December 31, 2002 was Won 70,365 million, an increase of Won 20,858 million, compared to non-operating income of Won 49,507 million in 2001. The increase in non-operating income in 2002 was primarily due to increases in gain on foreign currency translations and interest income, offset in part by decreases in gain on valuation of marketable securities and gain on foreign currency transactions. Our gain on foreign currency translations increased by Won 16,526 million from Won 538 million in 2001 to Won 17,064 million in 2002, primarily due to the appreciation of Korean Won against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to Won 1,186.30 to U.S.$1.00 as of December 31, 2002. Our interest income increased by Won 6,255 million from Won 26,506 million in 2001 to Won 32,761 million in 2002, primarily due to an increase in our interest bearing financial instruments. Our gain on valuation of trading securities decreased by 5,273 million from Won 5,278 million in 2001 to Won 5 million in 2002, primarily due to the downturn of Korean securities market. Our gain on foreign currency transactions decreased by 4,962 million from Won 6,522 million in 2001 to Won 1,560 million in 2002, primarily due to the appreciation of Korean Won against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to a range of Won 1,201.20 ~ 1,316.00 to U.S.$1.00 as of the period during which we made the foreign currency payments.

     Non-Operating Expenses. Our non-operating expenses for the year ended December 31, 2002 were Won 219,471 million, an increase of Won 91,770 million, compared to non-operating expenses of Won 127,701 million in 2001. The increase in non-operating expenses in 2002 was primarily due to increases in interest expenses and asset backed securities payable expense. Our interest expenses increased by Won 62,181 million from Won 107,231 million in 2001 to Won 169,412 million in 2002, primarily from an increase in our borrowings. See Note 15 to our financial statements for a more detailed analysis of our long-term debt and debentures. Our asset backed securities payable expense increased by Won 18,193 million from Won 4,100 million in 2001 to Won 22,293 million in 2002, primarily due to the recognition of the difference between the trade receivables and the long-term advances received in connection with the asset backed securities issued by Hanafos Securitization Specialty Co., Ltd. and 1st Dreamline Securitization Specialty Co., Ltd. See Note 16 to our financial statements for more information.

     Income Taxes. Our statutory income tax rate for 2002 was 29.7%. For the year ended December 31, 2002, we reported income taxes of Won 1,083 million, an increase of Won 1,048 million, compared to income taxes of Won 35 million in 2001. See Note 21 to our financial statements for a more detailed analysis of our income taxes and deferred income taxes.

     Net Loss. Our net loss for the year ended December 31, 2002 was Won 125,025 million, a decrease of Won 120,877 million, compared to a net loss of Won 245,902 million in 2001.

Impact of Inflation

     In view of our operating history, we believe that inflation in Korea has not had a material impact on our results of operations. Inflation in Korea in 1999, 2000, 2001, 2002 and 2003 was 0.8%, 2.3%, 4.1%, 2.7% and 3.6% respectively.

Impact of Foreign Currency Fluctuations

     See “Item 11—Quantitative and Qualitative Disclosures about Market Risk—“Foreign Currency Risk”.

Governmental, Economic, Fiscal, Monetary or Political Policies or Factors

     See “Item 3—Risk Factors—“Risks Related to Korea” and “Item 10—Additional Information—Taxation”.

5.B LIQUIDITY AND CAPITAL RESOURCES

     In 2003, we reclassified certain of our activities which we historically classified as cash flow transactions, including capital lease transactions, as non-cash flow transactions. As a result, our net cash flows used in investing activities decreased from Won 573,936 million to Won 530,529 million and from Won 318,132 million to Won 297,606 million, for the years ended December 31, 2001 and 2002, respectively. Our net cash flows provided by financing activities also decreased from Won 498,008 to Won 454,602 million and from Won 273,818 million to Won 253,292 million, for the years ended December 31, 2001 and 2002, respectively. However, such reclassification did not affect our net loss or net assets.

     We had positive cash flows from operating activities of Won 52,473 million in 2002 and Won 303,035 million in 2003, compared to negative cash flows from operating activities of Won 34,306 million in 2001. Net cash provided by operating activities in 2002 and 2003 primarily reflected net loss, adjusted for depreciation and amortization.

     Since our inception, we have met our working capital and other capital requirements principally from equity and debt financings. Net cash provided by financing activities totaled Won 454,602 million and Won 253,292 million for the fiscal years ended December 31, 2001 and 2002, respectively, and net cash used in financing activities totaled Won 135,054 million for the fiscal year ended December 31, 2003, primarily due to the repayment of long-term debt and short-term borrowings in 2003. The following is a summary of our major financing transactions:

•	On March 6, 2001, we issued U.S.$100 million zero coupon bonds due 2006 with warrants attached, which resulted in aggregate proceeds of U.S.$97.4 million. On March 6, 2002, bondholders exercised their put option and we repaid the bonds in full.

•	On July 20, 2001, Dreamline, which was our consolidated subsidiary until 2002, issued U.S.$30 million zero coupon bonds with warrants with a guaranteed interest rate of 8.0% per annum after one year from issuance, which resulted aggregate proceeds of Won 38,561 million. On July 22, 2002, bondholders exercised their put option and we repaid the bonds in full.

•	On October 23, 2001, we transferred beneficiary certificates of Won 341,000 million representing our future trade receivables to Hanafos Securitization Speciality Co., Ltd., a special purpose vehicle established in Korea, which resulted in aggregate proceeds of Won 309,000 million.

•	On December 24, 2001, we issued Won 27,800 million convertible bonds with a coupon interest rate of 1.0% per annum and a guaranteed interest rate on maturity of 2.0% per annum. On December 24, 2002, we redeemed all of such convertible bonds.

•	On February 26, 2002, we issued U.S.$100 million zero coupon bonds due 2007 with warrants attached, which resulted in aggregate proceeds of U.S.$97.8 million. Bondholders exercised their put option and we repaid the bonds in full on September 2, 2003.

•	On April 18, 2002, we transferred our beneficiary certificates of Won 226,800 million representing our future receivables to HanaDream Co., Ltd., a special purpose vehicle established in Korea, which resulted in aggregate proceeds of Won 207,000 million.

•	On August 2, 2002, we disposed of all of our shares in Hanaro Technologies, Inc., our consolidated subsidiary, for Won 1,037 million.

•	On December 24, 2002, we redeemed convertible bonds issued to Cheil Jedang and Jae-Hyun Lee on December 24, 2001, for an aggregate amount of Won 28,080 million.

•	On September 2, 2003, we issued to SK Telecom commercial papers in the aggregate amount of Won 120 billion, which resulted in aggregate proceeds of Won 100 billion. On December 19, 2003, we repaid the commercial papers in full.

•	On November 18, 2003, we issued 182,812,500 new shares (representing an aggregate of 39.6% equity interest) by way of a private placement to a consortium of investors led by AIG, Newbridge and TVG, which resulted in aggregate proceeds of Won 585 billion.

•	On December 15, 2003, we drew down Won 60 billion under a senior secured credit facility agreement which we entered into with various financial institutions including ABN AMRO Bank, N.V., JPMorgan Chase Bank, Korea Development Bank and Korea Exchange Bank for a term loan facility in the aggregate amount of Won 660 billion (or equivalent) with a five-year maturity and a revolving credit facility in the aggregate amount of Won 60 billion. On December 19, 2003 and February 10, 2004, we further drew down Won 100 billion (comprised of Won 24,952 million and U.S.$63.1 million) and Won 220 billion (comprised of Won 54,895 million and U.S.$138.7 million), respectively. We repaid the Won 60 billion in full in two installments of Won 30 billion each on February 11, 2004 and March 15, 2004.

     We have described each of the above transactions in more detail further below.

     We have also satisfied a portion of our capital requirements through income derived from investments made principally with the proceeds of our equity investments. Our interest income derived from short-term financial instruments and gains realized from the sale of short-term investment securities in 2001, 2002 and 2003 was Won 26,696 million, Won 34,479 million and Won 18,780 million, respectively. Short-term financial instruments consist primarily of time deposits, money market deposit accounts and repurchase agreements that invest in short-term highly liquid securities. These investments generate fixed rates of return.

     As of December 31, 2003, we had outstanding corporate debentures (excluding the current portion thereof) in the amount of Won 481,753 million. The creditors include various domestic financial institutions. The term of such instruments range from two to three years and the interest rates range from 6.00% to 8.59%.

     As of December 31, 2003, we had outstanding long-term debt (excluding the current portion thereof) in the aggregate amount of Won 242,523 million. Of that amount, 70.0% was denominated in Won and 30.0% was denominated in Dollars. The Won-denominated long-term debt consisted of amounts borrowed from the Information Promotion Fund established by the Korean government, general loans borrowed from various domestic financial institutions, asset backed loans and syndicated loans borrowed from various financial institutions including ABN AMRO Bank, N.V., Development Bank of Singapore, JPMorgan Chase Bank, Korea Development Bank and Korea Exchange Bank. The Information Promotion Fund consists of amounts paid into government-sponsored funds by Korean telecommunications companies as required by the terms of telecommunications licenses. Our debt from the Information Promotion Fund bears interest rates ranging from 3.58% to 7.25%, which rates are slightly lower than the rates currently charged by Korean commercial banks. The terms of the loans are for five years, with principal repaid in installments over the last three years of such terms (including two-year grace period). Our long-term debt from domestic financial institutions bears interest rates ranging from 6.99% to 7.60%, with terms ranging from two to three years. Our asset backed loans bear an interest rate of 9.23%, with a term of two years. Our syndicated loans bear interest rates ranging from 7.6% to 8.5% with a term of five years. The dollar-denominated long-term debt consisted of syndicated loans bearing an interest of 4.41% with a term of five years. As of December 31, 2003, our ratio of long-term liabilities to shareholder’s equity was 47.3% and our ratio of total liabilities to shareholder’s equity was 92.6%.

     On March 6, 2001, we issued zero coupon bonds with warrants in the amount of U.S.$100.0 million. Each bond was issued with one warrant attached thereto, which entitles the holder to subscribe our common share at an initial exercise price of Won 6,500 per common share, subject to certain adjustments. On June 6, 2001, the exercise price of these warrants was adjusted to Won 5,000. The rights under the warrants are exercisable from and including June 6, 2001 up to the close of banking business in Seoul on February 6, 2006. On March 6, 2002, bondholders exercised their put option and we repaid the bonds in full. As of April 30, 2004, 15,322,680 out of 24,714,000 warrants were exercised. The warrants are listed on the Luxembourg Stock Exchange.

     On July 20, 2001, Dreamline, which was our consolidated subsidiary until 2002, issued U.S.$30 million zero coupon bonds with warrants with a guaranteed interest rate of 8.0% per annum after one year from issuance. The warrants entitle the holder to subscribe Dreamline common shares at Won 5,000 per common share and may be exercised from and including October 20, 2001 until and including July 13, 2004. On July 22, 2002, bondholders exercised their put option and we repaid the bonds in full.

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

     On February 26, 2002, we issued U.S.$100.0 million zero coupon bonds with warrants to subscribe in aggregate for shares of our common stock up to U.S.$15 million at an exercise price of Won 7,388 per common share, subject to certain adjustments. On May 27, 2002, the exercise price of these warrants was adjusted to Won 5,977. On August 26, 2002, there was another adjustment to the exercise price of warrants to Won 5,000 per share. The rights under the warrants are exercisable from and including May 26, 2002 up to the close of banking business in Seoul on January 26, 2007. On July 28, 2003, bondholders exercised their put option to have their bonds redeemed on August 26, 2003. We repaid the bonds in full (at 112.2369% of the principal amount of the bonds) plus U.S.$196,414.57 of interest for delayed redemption on September 2, 2003. As of April 30, 2004, none of 3,963,600 warrants were exercised. The warrants are listed on the Luxembourg Stock Exchange.

     On November 14, 2002, we obtained from Korea Exchange Bank, or KEB, a one-year loan facility of Won 30 billion, at an interest rate of 6.8% per annum. On November 14, 2003, we repaid the loan in full.

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

     On September 2, 2003, we issued to SK Telecom commercial papers in the aggregate amount of Won 120 billion bearing an interest rate per annum of 5.50%, which resulted in aggregate proceeds of Won 116.8 billion. We used such proceeds to redeem a part of our U.S.$100.0 million zero coupon bonds issued on February 26, 2002. On December 19, 2003, we repaid the commercial papers in full.

     On November 18, 2003, we issued 182,812,500 new shares (representing an aggregate of 39.6% equity interest) at Won 3,200 per share by way of a private placement to a consortium of investors led by AIG, Newbridge and TVG, which resulted in aggregate proceeds of Won 585 billion. We used such proceeds primarily to fund our debt service and debt repayment obligations. See “Item 10—Additional Information—Material Contracts—Investment Agreement between Hanaro Telecom and an Investment Consortium led by AIG, Newbridge and TVG.”

     On December 15, 2003, we drew down Won 60 billion under a senior secured credit facility agreement which we entered into with various financial institutions including ABN AMRO Bank, N.V., Development Bank of Singapore, JPMorgan Chase Bank, Korea Development Bank and Korea Exchange Bank on November 13, 2003, for a term loan facility in the aggregate amount of Won 660 billion (or equivalent) with a five-year maturity and a revolving credit facility in the aggregate amount of Won 60 billion. The Won-denominated long-term debt portion bears interest rates ranging from 7.6% to 8.5% per annum and the U.S. dollar denominated long-term debt portion bears an interest rate of 4.41% per annum. We repaid the Won 60 billion which we drew down on December 15 in two installments of Won 30 billion each on February 11, 2004 and March 15, 2004. On December 19, 2003 and February 10, 2004, we further drew down Won 100 billion and Won 220 billion, respectively. We have used such proceeds to fund our debt service and debt repayment obligations which became due since December 2003. As of April 30, 2004, the outstanding balance of the syndicated loan was Won 300.0 billion (comprised of Won 79,847 million in Won-denominated long-term debt and U.S.$201.8 million in U.S. dollar denominated long-term debt).

     In connection with the above syndicated loan, we have pledged our buildings as collateral up to Won 531,411 million, certain of our machinery, the book value of which was Won 1,937,437 million as of September 30, 2003, as assignable mortgage and certain intellectual property rights as collateral. See “Item 10—Additional Information—Material Contracts—Senior Secured Credit Facility Agreement among Hanaro Telecom and various financial institutions” for more information on the terms and conditions of such agreement.

     As of December 31, 2003, we had in place agreements with Korea Exchange Bank for the issuance of letters of credit in connection with the procurement of equipment from foreign suppliers in the aggregate amount of U.S. $0.5 million. As of December 31, 2003, we had no letters of credit issued for our benefit. These agreements expired without renewal on March 17, 2004.

     As of December 31, 2003, we had overdraft agreements with KorAm Bank with a maximum line of credit of Won 10,000 million. These agreements expired without renewal on April 9, 2004.

     As of December 31, 2003, we had provided four blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Card Services Corp. in connection with our borrowings from and lease agreements with such financial institutions. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

     On December 19, 2003, we entered into a foreign currency forward contract with Korea Development Bank in connection with the senior secured credit facility agreement dated November 13, 2003, to hedge the exposure to changes in the foreign currency exchange rate at Won 1,190.0 per U.S.$ against U.S.$63,065,000. In relation to this forward contract, we recorded Won 173 million of gain on valuation of forward exchange contract for the year ended December 31, 2003.

     On February 10, 2004, we entered into a foreign currency swap contract under which we exchanged an aggregate of Won 161,803,305,279 (Won 116,620,000,000 with Korea Development Bank, Won 21,859,305,279 with Korea Exchange Bank and Won 23,324,000,000 with Credit Lyonnais Bank) for U.S.$138,744,045 with a maturity date of November 13, 2008. We also entered into an interest swap arrangement under which we agreed to pay a 7.60% fixed rate on the notional principal and receive three month LIBOR + spread of 3.25%.

     On March 3, 2004, we were provided a U.S.$ 100,000 payment guarantee by Korea Exchange Bank in connection with the international telephone service arrangement contract with Singapore Telecommunications.

     Our capital expenditure on property and equipment in 2003 totaled Won 338 billion, compared to Won 379 billion in 2002 and Won 603 billion in 2001. Capital expenditures consisted primarily of purchasing and deploying switchboards, fiber optic cable lines and other telecommunication equipment. The following table sets forth the amount of our capital expenditures incurred in 2001, 2002 and 2003:

	2001	2002	2003
	(in billions of Won)
Backbone network	200.2	128.5	111.1
Last mile connection	348.9	205.9	191.7
Internet Data Center	12.8	3.1	4.1
Others	40.9	41.3	30.6

Total	602.8	378.8	337.5

     Our current capital expenditure plan calls for the following expenditures:

•	Won 356.5 billion in the year 2004; and

•	Won 320.2 billion in the year 2005.

Percentage Break-down of Capital Expenditures

	Roll-out of	Building Last-	Other
Year	BackboneNetwork	Mile Connections	Expenditures
2004 (expected)	27%	55%	18%
2005 (expected)	23%	51%	26%

     We, as well as other license holders, are required to make annual contributions to public research and development funds under the terms of the licenses granted to us by the Korean government to operate our business. On May 9, 2002, the MIC announced that, effective from 2002, only the NSPs whose total voice and leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. In 2003, we did not realize a net profit and are not required to make any contribution for 2003 in 2004.

     Under Korean law, an employee with more than one year of service is entitled to receive from its company a lump-sum payment upon termination of its employment, based on the length of service and the rate of pay at the time of termination. In 2003, we made severance payments of Won 15,556 million. Our accrued severance indemnities as of December 31, 2003 was Won 23,876 million.

     At December 31, 2003, we had provided loans to our employees in the amount of Won 13,396 million for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2003, we had also provided housing loans and other loans for medical expenses and dependent educational expenses to our employees in the amount of Won 9,608 million and Won 139 million, respectively. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2003, we had not experienced any defaults under these loans. The loans are provided as a perk to our employees and are not required by Korean law. Our officers and directors are not eligible for these loans.

     Since 2000 until 2002, we had a program pursuant to which we provided secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after three years from the date of the loan by equal installments on a quarterly basis for two years. As of April 30, 2004, we had outstanding interest-free loans to nine cable network operators in the aggregate amount of Won 3,228 million. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

     Until such time as funds are required in accordance with our capital expenditure plans, substantially all of our funds are held either in bank deposits, short-term money market instruments, short-term financial instruments and beneficiary certificates. The following table sets forth the amount of our funds in short-term financial instruments, beneficiary certificates, commercial paper and money market funds held by us at the end of each of December 31, 2001, December 31, 2002 and December 31, 2003.

	2001	2002	2003
	(in millions of Won)
Money market funds	160,262	214,100	—
Short-term financial investments	150,040	150,499	219,872
Commercial paper	—	—	194,234
Beneficiary certificates	50,586	17,630	—

     Historically, we have been unable to generate sufficient cash flow from operations to meet our operating needs and have principally relied on equity and debt financings to fund our operations. Although we have started to achieve operating income since 2002, we cannot guarantee that we will continue to achieve or increase our operating income. Therefore we expect to continue to rely primarily on equity and short-term and long-term debt financings to meet our future working capital and other funding requirements. With the equity and debt financing we obtained in November 2003, we believe that we have sufficient working capital to meet our currently anticipated debt repayment, capital expenditure and debt service requirements and accounts payable in 2004 and 2005 and to implement our short to mid-term business plan on a fully funded basis.

     However, in order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we may need to incur additional capital expenditures on enhancing our last-mile networks and expanding our subscriber base, or acquire complementary businesses, develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures or technological or marketing hurdles. Our actual future financing requirements and our ability to obtain additional financing will depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. In the event we need additional funds for such purposes, we cannot assure you that long-term borrowings, vendor financing, or any alternative financing will be available on favorable terms, or at all. If we are unable to obtain such financing, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3—Key Information—Risk Factors—Although we believe that we have sufficient working capital to fund our operations and sustain our debt service and debt repayment obligations in the short-term, we cannot guarantee that we will generate sufficient cash flow from operations or obtain adequate financing on acceptable terms or at all to implement our business plan in the mid to long-term.”

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Our research and development center consists of a technology research team and a system technology team. We spent approximately Won 17,782 million, Won 11,417 million and Won 9,954 million in 2001, 2002 and 2003, respectively, on R&D activities. In 2001, 2002 and 2003, our in-house R&D center conducted most of our R&D activities. We have the following major projects currently in process: domestic long-distance telephony network management system, regional HFC last-mile management system, data network management system (DNMS), digital subscriber line asymmetric multiplexer (DSLAM) network management system, international telephony network management system, VoIP protocol verification tool, call data-based VoIP quality management system, HFC subscriber management system (SuMS) Phase II, mobile number portability (MNP) gateway management system, telephone card service, telephony authentication, ‘Biz Ring’, domestic long-distance telephony network management system, telephony card service and international telephony network management system.

5.D TREND INFORMATION

     Korea, as in most parts of Asia, has seen substantial growth in the number of Internet users. The government of Korea is supporting this growth as evidenced in its “e-Korea Vision 2006” and “Broadband IT Korea”, which outlines the government’s plan to prepare Korea for the next information age. The number of Internet users climbed from approximately 10.9 million as of December 1999 to 29.2 million as of December 2003, according to the Korea Network Information center. We are targeting Korea’s Internet users who demand fast and stable Internet access services with our high-speed Internet access services.

     We generate, and expect to continue to generate, most of our operating revenues from the monthly fees paid by our subscribers for high-speed Internet access services. We also believe that as our voice services subscriber base grows, we will also generate more revenues from our voice services.

     Our operating expenses consist primarily of depreciation expenses, sales commissions paid to our sales agents, telecommunication equipment lease expenses and interconnection charges paid to telecommunications service providers such as SK Telecom and KT. As we have reached our target business and network coverage, we do not expect substantial increases in our future operating expenses. However, we expect moderate increases in interconnection charges resulting generally from increasing voice traffic.

     We recorded operating income of Won 21,428 million in 2002 and Won 70,694 million in 2003. Until 2002, the total operating loss resulted from the significant infrastructure, marketing, technology and other costs incurred in the development of our services. Although we cannot assure you that we will continue generating operating profits in the future, we believe that as the number of subscribers to our services increases, our operating margins will improve.

     We generate revenues primarily from the monthly fees paid by our high-speed Internet access services subscribers, our local telephony services customers and our leased line services customers. In 2003, we generated approximately 71.0%, 18.0% and 2.7% of our total revenues from our high-speed Internet access services, our local telephony services and our leased line services, respectively.

     Our ability to generate future revenues will depend on a number of factors, certain of which are beyond our control. The prices of communications services and products in general have fallen historically, and may continue to fall. In order to achieve and maintain profitability, we will need to increase the number of our subscribers and improve average revenues per user (ARPU) by offering high-speed Internet access services bundled with telephony services and other value added services. See “Item 3 — Key Information — Risk Factors” for a detailed discussion of the risks involved in any investment in our company.

5.E OFF-BALANCE SHEET ARRANGEMENTS

     On October 23, 2001, we entered into a Trust Deed with Shinhan Bank, to establish a trust with assets comprising of our future trade receivables originating from service fees paid by our subscribers for the period commencing on October 2001 until April 2004. Shinhan Bank issued to us beneficiary certificates with a total value of Won 341,000.0 million. On October 23, 2001, we also entered into an Asset Transfer Agreement with Hanafos Securitization Speciality Co., Ltd., a special purpose vehicle established in Korea, pursuant to which we agreed to transfer such beneficiary certificates to Hanafos Securitization in consideration for Won 309,000.0 million. Hanafos Securitization issued asset-backed securities in the aggregate amount of Won 309,000.0 million. We received Won 9,000.0 million, and third party investors purchased Won 300,000.0 million, of such securities. Hanafos Securitization remitted the cash proceeds of Won 300,000.0 million to us on October 31, 2001. We recorded Won 309,000 million as long-term advances received. In connection with this transaction, Hanafos Securitization entered into an agreement with Shinhan Bank to establish a credit line of up to Won 200 billion available until April 30, 2004, under which Shinhan Bank has agreed to advance a loan of an amount up to the credit limit to Hanafos Securitization if required for payment of expenses related to the performance of the asset transfer agreement. As of December 31, 2003, the balance of asset-backed securities payable (current) was Won 32,510 million and we recorded Won 9,028 million as asset backed securities payable expense for the year ended December 31, 2003. See Note 16 to our consolidated financial statements for more information about our sale of future trade receivables.

     On April 18, 2002, we entered into a Trust Deed with Kookmin Bank, to establish a trust with assets comprising of certain of our future trade receivables originating from service fees paid by our subscribers for 24 months commencing from April 2002 until April 2004. Kookmin Bank issued to us beneficiary certificates with a total face value of Won 226,800.0 million. On April 18, 2002, we also entered into an Asset Transfer Agreement with HanaDream Co., Ltd., a special purpose vehicle established in Korea, under which we agreed to transfer such beneficiary certificates to HanaDream in consideration for Won 207,000.0 million. HanaDream assumed asset-backed loans in the aggregate amount of Won 207,000.0 million. We granted Won 7,000.0 million, and other banks granted Won 200,000.0 million, of such loans. HanaDream remitted the cash proceeds of Won 200,000.0 million to us on April 25, 2002. In relation to the issuance of the asset-backed loans, we recognize the difference between the trade receivables and the reduced long-term debt as interest expense. As of December 31, 2003, the balance of the current portion of the long-term debt relating to this transaction was Won 25,902 million and we recorded Won 7,538 million as interest expense for the year ended December 31, 2003. See Note 15 to our consolidated financial statements.

     Other than the above, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short-term and long-term debt arrangements, are summarized below and are fully disclosed in Notes 13, 15 and 16 to our financial statements.

	Payments due by period
		Less than			More than 5
Contractual Obligations	Total	1 year	1-3 years	3-5 years	years
	(in millions of Won)
Long-Term Debt	344,879	98,970	151,538	94,371	—
Debentures	691,000	195,000	496,000	—	—
Capital Lease Obligations[1]	112,000	63,430	47,839	731	—
Operating Lease[2]	81,014	20,730	40,775	19,509	—
Asset Backed Securities Payable (trade receivable securitization)	32,510	32,510		—	—
Total Contractual Cash Obligations	1,261,403	410,640	736,152	114,611	—

     As explained in Note 25(2), we do not participate in, nor secure, financings for any unconsolidated, special purpose entities under U.S. GAAP.

1.	We have capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital, Co., Ltd., Yonhap Capital Co., Ltd. And Cisco Systems Capital Korea Ltd. for certain machinery and equipment.

2.	We have operating lease agreements with Metropolitan Subway Corp., Powercomm, Dacom and KRX Co., Ltd. relating to the rights to use various underground facilities to house our fiber-optic cable network, leased lines, telecommunication equipment and automobiles.

5.G ADDITIONAL INFORMATION

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

Deferred income taxes

     We calculate our deferred tax assets and liabilities using the enacted tax rates for the effect of temporary differences between the book and tax bases of assets and liabilities. If the enacted tax rates change, we would need to adjust our calculation of deferred tax assets and liabilities. Changes in the amount of recorded deferred tax assets and liabilities would be recognized as a change in the provision for income taxes in the period of change, to reflect the enacted tax rate expected to be in effect when the deferred tax items reverse. We record deferred tax assets to reflect the expected future tax benefits to be realized. In determining the appropriate amount, we take into account the level of expected future taxable income. As of December 31, 2002 and 2003, we did not recognize deferred tax assets for temporary difference and tax effects of net loss carry forwards due to the uncertainty of the future realization of the deferred tax benefits.

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

     In 2001, we recorded a net loss of Won 244,447 million under U.S. GAAP compared to a net loss of Won 245,902 million under Korean GAAP, primarily because of the reconciliation of the licensing cost and the different accounting treatments of development costs, activation fees and stock compensation expense. In 2002, we recorded a net loss of Won 162,525 million under U.S. GAAP compared to a net loss of Won 125,025 million under Korean GAAP, primarily because of the different accounting treatment of detachable stock warrants and the different accounting treatment of the scope of consolidation of special purpose entities except for the GAAP difference carried over from prior years. In 2003, we recorded a net loss of Won 165,988 million under U.S. GAAP compared to a net loss of Won 161,299 million under Korean GAAP, primarily because of the different accounting treatment of detachable stock warrants and the different accounting treatment of interest capitalization except for the GAAP difference carried over from prior years.

     The shareholders’ equity under U.S. GAAP is lower than under Korean GAAP by Won 115,909 million and higher by Won 25,393 million at December 31, 2002 and 2003, respectively, primarily as a result of:

•	the difference in the presentation of minority interest;

•	the difference in the treatment of affiliates and special-purpose entity;

•	the difference in the treatment of loans to employees;

•	the difference in the treatment of licensing costs;

•	the difference in the treatment of detachable stock warrants;

•	the difference in the treatment of development cost;

•	the difference in the treatment of activation fees;

•	the difference in the treatment of goodwill; and

•	the difference in the treatment of interest capitalization.

     For further discussion of the principal differences between Korean GAAP and U.S. GAAP as they relate to us, see Note 25 to the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

     The following table sets out our directors, their age, their position on the board and audit committee and the shareholder, if any, who nominated them. Their business addresses are at Shindonga Fire & Marine Insurance Building, Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea, 100-733.

Name	Age	Position	Nominated by
Chang-Bun Yoon	50	Chief Executive Officer and Representative Director
Wilfried Kaffenberger	61	Non-standing Director	AIG Asian Infrastructure Fund II
David Yeung	54	Non-standing Director	AIG Asian Opportunity Fund
Young-Woo Nam	52	Non-standing Director	LG
Soon-Ho Hong	51	Non-standing Director	Samsung
Paul Chen	39	Outside Director	Newbridge
Min Lae Cho	50	Outside Director	SK Telecom
Varun Bery	45	Outside Director	TVG
Byung-Moo Park	42	Outside Director & Member of Audit Committee
Sung Kyou Park	65	Outside Director & Chairman of Audit Committee
Sun Woo Kim	62	Outside Director & Member of Audit Committee

     The following table sets out information on our principal senior executive officers who are not members of the board of directors.

Jong Myung Lee	50	Senior Executive Vice President
Samuel Soon Yub Kwon	46	Senior Executive Vice President
Jung Taik Oh	47	Executive Vice President
Kyu Seok Oh	41	Executive Vice President
Kyoung Lim Yun	40	Executive Vice President
Janice Lee	43	Executive Vice President and Chief Financial Officer
Young Ho Cho	57	Executive Vice President
Dong Sik Byun	44	Vice President
Young Wan Cho	45	Vice President
Gap Seok Oh	47	Vice President
Matt Lee	45	Vice President
Jung Sik Suh	34	Vice President
Hyung Jun Song	46	Vice President
Geon Jun Park	47	Vice President
Seung Gil Park	50	Vice President

     Chang Bun Yoon has served as a Chief Executive Officer and Representative Director since August 2003. From April 2000 until March 2003, he served as President of the Korea Information Society Development Institute (KISDI). From February 1997 until March 2000, he served as Vice President of KISDI. From April 1989 until February 1997, he served as director in charge of Strategy, Policy Development and Trends Analysis at KISDI. From August 1987 until March 1989, he served as Senior Researcher at Korea Institute for Industrial Economics & Trade. From August 1986 until August 1987, he served as professor at the University of Houston College of Business Administration. Mr. Yoon received a bachelor of science in industrial engineering from Seoul National University in 1978 and masters in business administration from Columbia University in 1981. He also received a Ph.D. in business administration from Northwestern University Kellogg School of Management in 1986.

     Wilfried Kaffenberger has served as a non-standing Director of Hanaro Telecom since November 2003. He is currently serving as Managing Director of Emerging Markets Partnership and as Chief Executive Officer of AIG Asian Infrastructure Fund II. Prior to joining Emerging Markets Partnership, he was with International Finance Corporation for over 25 years in various capacities, including as a Vice President Investment Operations. Mr. Kaffenberger received a bachelor of science in chemical engineering from Princeton University in 1966 and masters in business administration from Harvard Graduate School of Business in 1968. Mr. Kaffenberger is serving as a non-standing Director of Hanaro Telecom as the designee of AIG Asian Infrastructure Fund II to our board of directors.

     David Yeung has served as a non-standing Director of Hanaro Telecom since November 2003. He is currently serving as Head of AIG’s infrastructure investments in developing markets and as Managing Director of AIG Global Investment Corp in Hong Kong. Prior to joining AIG in Hong Kong in 1995, Mr. Yeung was with Bell Canada Enterprise and Northern Telecom managing telecom and technology investments in North America. Mr. Yeung received a bachelor of science from Indiana University in 1972 and masters in business administration from The Graduate School of Business, University of Chicago in 1974. He is a U.S. certified public accountant as well as a Canadian chartered accountant. Mr. Yeung is serving as a non-standing Director of Hanaro Telecom as the designee of AIG Asian Opportunity Fund to our board of directors.

     Young-Woo Nam has served as a non-standing Director of Hanaro Telecom since March 2000. From 1996 until 1999, he served as an executive vice president in charge of corporate administration at LG Information & Communications, Ltd. In 1995, he also served as a managing director of LG Information & Communications, Ltd. in charge of finance and public relations. In 1973, Mr. Nam received a bachelor of arts in business administration from Seoul National University. He also received masters in international business from Sogang University in 1992. Mr. Nam is serving as a non-standing Director of Hanaro Telecom as LG’s designee to our board of directors.

     Soon-Ho Hong has served as a non-standing Director of Hanaro Telecom since March 2002. From 2001 until 2002, he served as the Executive Vice President in charge of IMT-2000 System R&D team at Samsung Electronics Co., Ltd. and is currently the Executive Vice President in charge of Network Business Unit of Samsung Electronics. Mr. Hong received a bachelor of electronic engineering from Sogang University. Mr. Hong is serving as a non-standing Director of Hanaro Telecom as Samsung Electronic’s designee to our board of directors.

     Paul Chen has served as an outside Director of Hanaro Telecom since November 2003. He is currently a Managing Director of Newbridge Capital based in Hong Kong and works with the five other partners of Newbridge to spearhead the firm’s investment activities across Asia. Mr. Chen played a key role in Newbridge’s investments in Hanaro Telecom and Korea First Bank and currently serves as a Director and Compensation Committee member of Hanaro Telecom and Director and Audit Committee member of Korea First Bank. Prior to joining Newbridge in 1996, Mr. Chen worked in the investment banking division at Morgan Stanley & Co. in New York and Hong Kong as well as Bankers Trust Company in New York. Mr. Chen, fluent in Mandarin, received a bachelor of science in applied economics and business management from Cornell University and masters in business administration from Harvard Business School.

     Min Lae Cho has served as an outside Director of Hanaro Telecom since March 2004. In 2001, Mr. Cho served as a non-standing Director of Hanaro Telecom. He joined SK Telecom in March 1997 and served as a senior vice president of the Planning and Control Division, the IMT-2000 Business Planning Division and Strategy and Planning Division respectively at SK Telecom since July 1998 and is currently the a senior vice president of the Corporate Relations Division of SK Telecom. From June 1988 until March 1997, he served as manager, senior manager and director of Korea Mobile Telecom. Mr. Cho received a bachelor of arts in public administration from Korea National Open University in 1994 and masters in business administration from Seoul National University in 1996. Mr. Cho is serving as an outside Director of Hanaro Telecom as SK Telecom’s designee to our board of directors.

     Varun Bery has served as an outside Director of Hanaro Telecom since March 2004. In April 1998, he co-founded, and has since served as a Managing Director of, Telecom Venture Group Limited (“TVG”). From May 1995 until March 1998, he served as a Director of the Telecom Group at the Asian Infrastructure Fund. From September 1992 until May 1995, he served as a Director of the Telecom Investment Banking Division at Credit Suisse First Boston. From September 1985 until August 1992, he was a management consultant with McKinsey & Co. in New York and Tokyo. Mr. Bery received a Bachelor of Arts, summa cum laude, from Yale University in 1981 and a Masters in Business Administration from Harvard University, where he was a George F. Baker Scholar. Mr. Bery is serving as an outside Director of Hanaro Telecom as TVG’s designee to our board of directors.

     Byung-Moo Park has served as an outside Director and member of the audit committee of Hanaro Telecom since November 2003 and was re-appointed to such roles at the annual general meeting of shareholders in March 2004. Since 2003, he has served as a Managing Director of Newbridge Capital Korean Ltd. From 2000 until 2003, he served as Representative Director of PLENUS Entertainment. From 1995 until 2000, he was a partner of Kim & Chang law firm in Korea. Mr. Park received a law degree from the Harvard University Law School in 1994 and masters of laws from Seoul National University in 1998. Mr. Park is serving as an outside Director of Hanaro Telecom as Newbridge’s designee to our board of directors.

     Sung Kyou Park has served as an outside Director and chairman of the audit committee of Hanaro Telecom since March 2000. From 1987 until 1995, he served as President of Daewoo Telecom. From 1995 until 1997, he served as Representative Director and Chief Executive Officer of Daewoo Telecom. From 1998 until 1999, he served as Chairman and Chief Executive Officer of Daewoo Maghreb S.A. From 1996 until 1998, Dr. Park served as Chairman of Telecommunications Industry Association of Korea. He received a bachelor of electrical engineering from MIT. He also received masters in electrical engineering from Northeastern University in 1966 and a Ph.D. in electrical engineering from the University of Texas at Austin in 1971.

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

     Samuel Soon Yub Kwon has served as a Senior Executive Vice President since December 2003 and Chief Corporate Coordination Officer of Hanaro Telecom since April 2004. From October 2000 until November 2003, he served as Representative Director of Hansol iGlobe Co., Ltd. From January 2000 until September 2000, he served as Vice President of Hansol M.com. From May 1987 until December 1999, he was an attorney with Paul Wharton & Garrison. Mr. Kwon received a bachelor of laws from Seoul National University in 1980, masters of laws from the University of Pennsylvania in 1984 and a Ph.D. in law from Columbia University in 1987.

     Jung Taik Oh has served as a Senior Vice President and the Head of the Sales Division of Hanaro Telecom since April 2004. From October 1992 until November 1995, he served as a professor at the National University of Singapore. From October 1992 until February 1995, he served as the Head of the Planning Department at Korean Information Society Development Institute (KISDI). Mr. Oh received a bachelor of economics from Sogang University in 1982, masters in business administration from the University of Michigan in 1986 and a Ph.D. in business administration from the University of Illinois in 1992.

     Kyu Seok Oh has served as an Executive Vice President and the Head of the Corporate Strategy Unit of Hanaro Telecom since April 2004. From December 2001 until December 2003, he served as the Chief of Strategy Development at LG Telecom. Mr. Oh received a bachelor of economics from Seoul National University in 1986 and masters in business administration from Seoul National University in 1988.

     Kyoung Lim Yun has served as an Executive Vice President of Hanaro Telecom in charge of business planning and marketing since February 2004. From January 2000 until February 2004, he served as Vice President of Hanaro Telecom. From December 1998 until December 1999, he served as a Managing Director of the Marketing Unit of Hanaro Telecom. He acquired a Ph.D. in management policy in 1997 and a master’s degree in management science in 1988 from Korea Advanced Institute of Science and Technology. He also received a bachelor of arts in business administration from Seoul National University in 1986.

     Janice Lee has served as an Executive Vice President and Chief Financial Officer of Hanaro Telecom since May 2004. From August 2000 until May 2004, she served as a Vice President of the Finance Department of Volvo Construction Machinery Korea. From November 1998 until July 2000, she served as Financial Controller at the U.S. branch of Daewoo Heavy Industry. Ms. Lee received a bachelor of arts in English from E-hwa Women’s University in 1983, masters in finance from Ohio State University in 1986 and masters in accounting from Cleveland State University in 1990.

     Young Ho Cho has served as an Executive Vice President of Hanaro Telecom since February 2004 and is currently the Head of the Corporate Sales I and Corporate Business Divisions of Hanaro Telecom. From August 2002 until February 2004, he served as Senior Vice President of Hanaro Telecom. From August 1997 until August 2002, he served as an Executive Vice President and Senior Manager of the Sales Division of Dreamline. From January 1973 until March 1997, he served as a Chief Officer of the Korean National Intelligence Service. Mr. Cho received a bachelor of science in electronics from the Korean Military Academy in 1969 and masters in business administration from Dongguk University in 1981.

     Dong Sik Byun has served as a Vice President and is the Head of the Business Development Unit of Hanaro Telecom since November 2003. From November 2001 to October 2003, he served as Executive Director and Chief Technology Officer of SK The Contents Company. Mr. Byun received a bachelor of electronics engineering from Inha University in 1987 and masters in business administration from Sogang University in 2001.

     Young Wan Cho has served as a Vice President of Hanaro Telecom since December 2002 and is currently the Head of the Finance Management Unit of Hanaro Telecom. He is also currently a Senior Vice President and Internal Auditor of Hanaro T&I, Inc., our subsidiary. From January 2002 until December 2002, he served as a Managing Director and the Head of the Finance Team of Hanaro Telecom. From April 2000 until December 2001, he served as a Managing Director and the Head of the Financial Strategy Unit of Hanaro Telecom. From September 1997 until March 2000, he served as a Senior Manager and the Head of the Finance Unit of Hanaro Telecom. From January 1985 until September 1997, he served as a Senior Manager of the Finance Unit of Dacom. From July 1983 until November 1984, he was employed with Goldstar LG Electronics Inc. (then known as Goldstar). Mr. Cho received a bachelor of arts in business administration from Korea University in 1983 and masters in business administration from the Helsinki School of Economics and Business Administration in 2000.

     Gap Seok Oh has served as a Vice President of Hanaro Telecom since November 2002 and is currently the Head of the Corporate Relations Unit of Hanaro Telecom. From January 2002 until November 2002, he served as a Managing Director and the Head of the Sales Planning & Support Team of Hanaro Telecom. From February 2001 until December 2001, he served as a Managing Director and the Head of the Corporate Sales I Unit of Hanaro Telecom. From November 1999 until February 2001, he served as a Managing Director and the Head of the Internet Business Unit of Hanaro Telecom. From July 1983 until November 1999, he served as a Managing Director and the Head of the External Affairs Unit of Dacom. Mr. Oh received a bachelor of arts in psychology from Seoul National University in 1979, masters in business administration from Seoul National University in 1981 and masters in business administration from the Helsinki School of Economics and Business Administration in 2001.

     Matt Lee has served as a Vice President of Hanaro Telecom since November 2001 and the Head of the Metropolitan South branches since January 2003. He previously served as Vice President of Nokia Networks, Managing Director of Excel Tech, General Manager of Hyundai Electronics, and Member of Technical Staff in AT&T Bell Laboratories. Mr. Lee received a bachelor of arts in mathematics in 1984, masters in mathematics in 1985 and masters in statistics in 1986 from the University of Illinois, Urbana-Champaign.

     Jung Sik Suh has served as a Vice President and the Head of the Finance Strategy Unit of Hanaro Telecom since April 2004. From September 1995 to July 2003, he served as director of Arthur D. Little Korea, Inc. Mr. Suh received a bachelor of international economics from Seoul National University in 1992 and masters in business administration from U.C. Berkeley in 2000.

     Hyung Jun Song has served as a Vice President and the Head of the Management Support Unit of Hanaro Telecom since March 2004. He is also currently a Senior Vice President and non- standing Director of Hanaro Realty Development & Management Co., Ltd., our subsidiary. From January 1982 to October 1997, he served as Manager of the Business Management team at KEPCO. Mr. Song received a bachelor of electronics engineering from Hanyang University in 1982 and masters in information and communication management from New York University in 2000.

     Geon Jun Park has served as a Vice President and the Head of Network Operations Unit of Hanaro Telecom since March 2004. From December 1992 to October 1997, he served as Director of Network Cable Planning of Dacom. Mr. Park received a bachelor of electronics engineering from Ah-ju University in 1983.

     Seung Gil Park has served as a Vice President and the Head of broadband Internet business and the HFC business of Hanaro Telecom since March 2004. He is also currently a Vice President and non-standing Director of Hanaro Web(n)TV Co., Ltd., our subsidiary. From December 1997 to May 1999, he served as Head of the Information and Communication Unit of KEPCO. Mr. Park received a bachelor of electrical engineering from Jeon-buk University in 1989 and masters in computer science from Joong-Ang University in 1999.

     There are no family relationships between our directors and officers.

6.B COMPENSATION

     We paid an aggregate of Won 845.1 million as compensation during 2003 to our directors and officers as a group. At the shareholders’ meeting held on March 26, 2004, our shareholders authorized payment of amounts up to an aggregate of Won 2,000.0 million to our directors (excluding officers) as compensation for the year 2004.

     We also granted to our directors and executive officers 161,100 stock options during 2000 under our stock purchase option plan. For a detailed description of the stock options, as well as the stock purchase option plan, see “Item 6—Directors, Senior Management and Employees—Share Ownership—Stock Purchase Option Plan”.

     The aggregate amount we set aside or accrued during the year ended December 31, 2003 to provide retirement and severance benefits for our directors and executive officers (including our statutory auditor) was Won 1,180 million. During 2003, we paid retirement allowances of Won 2,512 million to retiring directors and executive officers.

6.C BOARD PRACTICES

Board of Directors

     General. The board of directors has the ultimate responsibility for the administration of the affairs of Hanaro Telecom. Our Articles of Incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non-standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not officers, or otherwise employees, of Hanaro Telecom. Under the Korean Commercial Code and our Articles of Incorporation, directors serve a three-year term but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. Our Articles of Incorporation provide for a board of directors of eleven in total. The directors are elected at a general meeting of shareholders by a majority of the vote of the shareholders present or represented, subject to such majority equaling at least one-quarter of all issued and outstanding shares with voting rights. None of our directors is party to a service contract with our company that provides for benefits upon termination of employment.

     Shareholders’ Agreement. The major shareholders of our company forming the investment consortium led by AIG, Newbridge and TVG are parties to a shareholders’ agreement governing the terms of their investments in our company. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders” for more information with respect to the beneficial ownership of our common shares by the major shareholders. Wilfried Kaffenberger, David Yeung, Paul Chen, Varun Bery and Byung Moo Park were appointed to the board of directors of Hanaro Telecom pursuant to the terms of the agreement.

     Under the Korean Commercial Code and our board regulations, any director that has a special interest with respect to the agenda of a board meeting may not exercise his voting rights in such board meeting.

     Audit Committee. Under the Securities and Exchange Act, we must establish an audit committee instead of appointing a statutory internal auditor. Our Articles of Incorporation provide that the Audit Committee, which must consist of three or more outside directors, is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee has the right to request the board of directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.

     Our board of directors established the Audit Committee on March 17, 2000 in accordance with our Articles of Incorporation. Our Audit Committee consists of three outside directors: Byung Moo Park, Sung Kyu Park and Sun Woo Kim. Mr. Sung Kyou Park serves as the chairman of the Audit Committee.

Outside Directors

     Our Articles of Incorporation provide that no less than half the total number of directors must be outside directors, in order to enhance our internal controls and to protect our investors. The outside directors are appointed from among those persons who do not have a special relationship with us that would interfere with the exercise of their independent judgment. Our Articles of Incorporation prohibit a person who does not have the qualifications under the Securities and Exchange Act or any other statutes from being appointed as an outside director, and in the event that an outside director falls under one of these categories, then he or she will be disqualified from office.

     Paul Chen, Min Lae Cho, Varun Bery, Byung Moo Park, Sung Kyou Park and Sun Woo Kim currently serve on the board of directors as outside directors.

6.D EMPLOYEES

     As of December 31, 2003, we had a total of 1,489 employees and an additional 119 full-time employees employed on a contractual basis. The following chart shows the number of permanent employees by functional areas.

	Number of Employees
Division	December 31, 2001	December 31, 2002	December 31, 2003
Planning & Management	189	132	169
Information Technology	58	65	54
Internet Division	—	115	105
Marketing and Sales	458	480	565
Network and Engineering	643	560	542
Research & Development	65	74	54

Total	1,413	1,426	1,489

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

     As of December 31, 2003, we have provided loans to our employees in the amount of Won 8,808 million for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2003, we have also provided housing loans to our employees in the amount of Won 1,382 million. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2003, we have not experienced any defaults under these loans. The loans are provided as a benefit to our employees and are not required under Korean law. Our officers and directors are not eligible for these loans.

     During 2003, we averaged 42 part-time employees at the end of each month.

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

     As of December 31, 2003, we had outstanding employee stock options to purchase a total of 1,595,404 common shares.

     No stock options were granted at the shareholders’ meetings held in 2001, 2002, 2003 and 2004.

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

     We established our employee stock ownership association in November 1997. As of December 31, 2003, 539 employees of Hanaro Telecom were depositing members of the employee stock ownership association and the association held 2,849,260 shares of our common shares. As of April 30, 2004, 506 employees of Hanaro Telecom were members of the employee stock ownership association and the association held 1,490,892 shares of our common shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of our common shares, on a fully diluted basis, as of December 31, 2003, by (1) each person known to us to own beneficially more than five percent (5%) of our common shares and (2) all of our directors and executive officers as a group.

	Shares Beneficially Owned
	as of December 31, 2003
Name	Number	Percent
AIG-Newbridge-TVG Consortium	182,812,500	39.56%
Dacom and its affiliated companies	36,354,777	8.81%
Samsung Electronics Co., Ltd. and its affiliated company	23,542,281	5.09%
SK Telecom Co., Ltd. and its affiliated company	8,478,752	1.83%
Directors and Executive Officers	64,537	0.014%

     The number of shares held by AIG-Newbridge-TVG consortium includes shares directly held by Newbridge Asia HT, L.P., AIF II NT Ltd., AOF NT, Ltd. and United Classic Investments limited, five other HT Holdings L.P. companies. As of December 31, 2003, Newbridge directly owned 49,535,799 common shares, AIF II NT Ltd. directly owned 38,456,250 common shares, AOF NT, Ltd. directly owned 24,721,875 common shares, United Classic Investments directly owned 20,392,746 common shares and HT Holdings L.P. companies directly owned 49,705,830.

     The number of shares held by Dacom includes shares directly held by LGEI Inc. and LG Telecom Co., Ltd. Dacom and the other two companies are members of the LG chaebol. As of December 31, 2003, Dacom directly owned 19,754,656 common shares, LGEI directly owned 11,175,047 common shares and LG Telecom directly owned 5,397,575 common shares.

     The number of shares held by Samsung Electronics includes shares directly held by Seoul Commtech Co., Ltd. Both companies are members of the Samsung chaebol. As of December 31, 2003, Samsung Electronics directly owned 23,542,281 common shares and Seoul Commtech directly owned 181,126 common shares.

     The number of shares held by SK Telecom includes shares directly held by SK Engineering & Construction Co., Ltd. Both companies are members of the SK chaebol. As of December 31, 2003, SK Telecom directly owned 8,220,000 common shares and SK Engineering & Construction directly owned 258,752 common shares.

     The following table describes transactions known to Hanaro Telecom through publicly available information involving holders of over 5% of Hanaro Telecom’s outstanding common stock during the period beginning on January 1, 2001 and ending on April 30, 2004 that resulted in a change of greater than 1% in the percentage ownership by that shareholder of Hanaro Telecom’s outstanding shares.

		Shares Owned			Shares Owned
		Prior to		Number of Shares	After the
Name of Shareholder	Date of Transaction	Transaction	Percentage	Purchased (Sold)	Transaction	Percentage
Korea Thrunet Co., Ltd.	June 2000 to November 2001	12,678,866	4.8%	(12,678,866)	—	0%
AIG-Newbridge-TVG consortium	November 18, 2003	0	0%	182,812,500	182,812,500	39.56%
SK Telecom Co., Ltd	December 23, 2003	15,117,710	5.41%	(6,897,710)	8,220,000	1.78%

     None of Hanaro Telecom’s common shares entitles the holder to any preferential voting rights.

     According to Deutsche Bank, depositary for Hanaro Telecom’s ADSs, as of December 31, 2003, 2,302,312 shares of Hanaro Telecom’s common shares were held in the form of ADRs and there were 1,444 ADR holders of record in the United States as of February 17, 2004. According to Hanaro Telecom’s register of shareholders, as of December 31, 2003, there were 126,519 holders of common shares of record worldwide. As of April 30, 2004, there were approximately 14 record holders of Hanaro Telecom’s common shares who are nominees in the United States, whose shareholdings represented approximately 2.1% of the outstanding common shares on that date. Accordingly, the number of such record holders does not represent the number of beneficial owners of our common shares in the United States. We expect that the number of beneficial owners of our common shares in the United States exceeds 1,000.

     As of April 1, 2001, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the Korean Fair Trade Commission based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act.

     Hanaro Telecom knows of no arrangements the operation of which may at a later time result in a change of control.

7.B RELATED PARTY TRANSACTION

Relationship with AIG-Newbridge-TVG Consortium

     As of December 31, 2003, AIG-Newbridge-TVG consortium beneficially owned an aggregate of 39.56% of our outstanding common shares.

     On November 18, 2003 (the “Closing Date”), we issued an aggregate of 182,812,500 shares of the common stock of the Company, par value Won 5,000 per share at the purchase price of Won 3,200 per share (the “Investment Shares”) having an aggregate value of Won 585 billion to AIF II NT, Ltd., AIG Asian Opportunity Fund L.P. and Newbridge Asia HT, L.P., (the “Sponsors”), and certain other co-investors designated by the Sponsors (together with the Sponsors, the “Investors”) pursuant to an investment agreement dated September 9, 2003 (the “Investment Agreement”). The Investment Agreement provides that the Company will not take certain significant corporate actions without the consent of the Investors so long as the Investors, together with their affiliates, continue to hold an aggregate of 15% or more of the Company’s outstanding common shares.

     In connection with the Investment Agreement, we entered into a letter agreement dated September 9, 2003, providing for the reimbursement of certain fees and expenses of the Investors incurred in connection with the transactions under the Investment Agreement. We also entered into an Investors’ Rights Agreement with the Investors and a Management Rights Agreement with certain of the Investors, each dated as of the Closing Date.

   Investors’ Rights Agreement

     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the Investors with respect to the Investment Shares. We have agreed to file with the U.S. Securities and Exchange Commission a shelf registration statement on Form F-3 covering resales of the Investment Shares by the holders thereof within 90 days after the written request of the Investors’ representative (made not less than 360 days after the Closing Date). We are not required to effect and complete more than three such shelf registration statements. In addition, such holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause the Company to effect up to six demand registrations pursuant to the terms of the Investors Rights’ Agreement. The term of this agreement terminates upon the earlier of (i) the sixth anniversary of the Closing Date or (ii) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.

   Management Rights Agreement

     Pursuant to the Management Rights Agreement, we have granted to certain of the Investors or their affiliates, certain management rights in Hanaro Telecom so long as such Investor owns any Investment Shares, including the right to make proposals, recommendations and suggestions to our board of directors, the right to discuss our and our subsidiaries’ business and affairs with our board of directors, officers and independent accountants, the right to examine our books, records and documents as may be reasonably requested and the right to be informed in advance with respect to any significant corporate actions.

     See “Item 10—Additional Information—Material Contracts—Investment Agreement between Hanaro Telecom and an Investment Consortium led by AIG, Newbridge and TVG”.

Relationship with Dacom

     As of December 31, 2003, Dacom and its affiliated companies beneficially owned 8.81% of our common shares.

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

     In addition, we acquired from Dacom an indefeasible right to use two Korea — Japan international leased lines each supporting a bandwidth capacity of 155Mbps for U.S.$7.28 million in April 2001, three Korea — Asia international leased lines (half circuits) each supporting a bandwidth capacity of 2Mbps for approximately U.S.$396.07 million in March 2002, two Korea — Vietnam international leased lines (half circuits) each supporting a bandwidth capacity of 2Mbps for approximately Won 159,940,000 in March 2002 and two Korea — Belgium leased lines (half circuits) each supporting a bandwidth capacity of 2Mbps for approximately Won 236,132,000 in April 2002.

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

Relationship with Samsung chaebol

     As of December 31, 2003, Samsung Electronics and its affiliated company beneficially owned 5.13% of our outstanding shares.

Relationship with SK chaebol

     As of December 31, 2003, SK Telecom and its affiliated companies beneficially owned 1.83% of our outstanding shares. In December 1998 and in February 2001, we entered into an interconnection agreement with SK Telecom, under which we interconnect to SK Telecom’s mobile telecommunication network and wireless paging service network. The interconnection charges are based on the standard rates established by the Korean government. Pursuant to the February 2001 agreement, we entered into a further agreement with SK Telecom in July 2001, under which SK Telecom’s mobile telecommunication network is connected to our local telephone network in the following cities: Jeon-ju, Chang-won/Masan, Chung-ju, Chun-ahn and Su-chun.

     We also leased our office space of a building in Bundang-Ku, Sungnam from SKT Corporation for which we paid a rental deposit of Won 2,061.9 million for five years from May 3, 1999 until May 2, 2004. We expect to execute a new lease agreement with SKT.

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

Relationship with System Operators

     As of April 30, 2004, we also owned a 90.91% equity interest in Hanaro WEB(n)TV, a 7.22% equity interest in Chung-buk Cable System and a 3.0% equity interest in Chungnam Cable TV Broadcasting, our system operators.

     We have agreements with GS Digital Broadcasting, Korea Cable TV Taegu Broadcasting, Korea Cable TV Kwangju Broadcasting, Chung-buk Broadcasting and Hanbat Cable Network pursuant to which we agreed to provide our HFC network to these system operators and they are responsible for maintaining subscriber lines and subscriber relationships (including customer service, trouble-shooting and related services) within those areas where they are licensed to provide cable broadcasting services.

     Since 2000, we have a program pursuant to which we provide secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after three years from the date of the loan by equal installments on a quarterly basis for two years. As of April 30, 2004, we had outstanding interest-free loans to nine cable network operators in the aggregate amount of Won 3,228 million. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

Relationship with Hanaro T&I

     In January 2002, Hanaro Customer Service and Hanaro Internetdesk, our subsidiaries, merged to form Hanaro T&I. Prior to the merger, we had an agreement with Hanaro Customer Service under which we outsourced to it our customer service business, the scope of which includes customer support, handling customer complaints, subscription service and other outbound business. Hanaro T&I has assumed the rights and obligations under this agreement as of January 2002. We enter into a new outsourcing agreement with Hanaro T&I each year.

Relationship with Hanaro Realty Development & Management

     In March, 2004, we entered into agreement with Hanaro Realty Development & Management, our subsidiary, to outsource to it the business of telecommunication facilities operation and telecommunication lines maintenance management and related services. The agreement sum is 18.4% of the amount of monthly revenue generated from the business of hiring or selling equipment in the provision of telecommunications services to subscribers. The initial term of such agreement commenced on January 1, 2004 and will expire on December 31, 2004, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least one month prior to expiration.

     In March 2004, we entered into an agreement with Hanaro Realty Development & Management to outsource to it the business of our building management (including the management of facilities for electricity, systems, prevention of fire and security) for Won 11,286,312,000 (not including VAT). The initial term of such agreement commenced on March 1, 2004 and will expire on February 28, 2005, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least one month prior to expiration. In March 2004, we also entered into an agreement with Hanaro Realty Development & Management to outsource to it the business of managing our Internet Data Center building (including the management of facilities for electricity, systems, prevention of fire and security) for Won 1,021,404,000 (not including VAT). The initial term of such agreement commenced on March 1, 2004 and will expire on February 28, 2005, and is automatically renewable for one year unless a party gives notice of intention to terminate the agreement at least one month prior to expiration.

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

Relationship with Hanaro WEB(n)TV

     In March 2001, we entered into a strategic alliance agreement with Hanaro WEB(n)TV, which operates our business of providing HFC network in Kwang-ju area. Hanaro WEB(n)TV’s duties include placing advertisements, customer service, subscription service, handling complaints, installation of leased lines, trouble-shooting and network maintenance. We provide computer equipment, uniform and other facilities necessary for the operation of this business. The agreement is effective for one year commencing on March 1, 2001, and is renewable for another year unless terminated by either party for a material breach under the agreement. We must pay Hanaro WEB(n)TV a fixed fee on a per subscriber basis, and a monthly maintenance fee calculated as a percentage of subscriber fees collected in the relevant month, which percentage varies according to our rating of their service.

     On March 2, 2004, we entered into a strategic alliance agreement with Hanaro WEB(n)TV, which operates our business of providing HFC network in those areas where Hanaro WEB(n)TV is licensed to provide cable broadcasting services. Hanaro WEB(n)TV’s duties include public relations, customer service, subscription service, handling complaints, installation of leased lines, trouble-shooting and network maintenance. We provide computer equipment, uniform and other facilities necessary for the operation of this business. The term of the agreement is for five years from the date of the agreement (except that the fee may be renegotiated very year), and is renewable for another five years unless a party refuses to renew at least one month prior to the expiration date. We must pay Hanaro WEB(n)TV a fixed fee on a per subscriber basis, and a monthly maintenance fee calculated as a percentage of subscriber fees collected in the relevant month, which percentage varies according to our rating of their service.

     Under the Korean Broadcasting Act, foreign investors in the aggregate may not own 49% or more of equity in a cable television service such as Hanaro WEB(n)TV. “Foreign investor” for this purpose includes a company whose largest shareholder is a foreign investor or whose foreign shareholders in the aggregate own 50% or more of its equity. If a broadcasting business operator violates the foreign investors’ equity holding restriction under the Broadcasting Act, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit, and the Korean Broadcasting Commission may order the violator or the violator’s shareholder to take corrective measures to comply with the legal restrictions within a grace period of six months. Failure to comply with such order results in criminal sanction. In addition, the Korean Broadcasting Commission and the MIC may revoke the license or registration granted to the violating broadcasting business operator or suspend its business, in whole or in part, for up to six months. Alternatively, the violator may be subject to an administrative penalty of up to Won 100 million.

     Because our largest shareholder, the AIG-Newbridge-TVG consortium, is a foreign investor, we are a “foreign investor” of Hanaro WEB(n)TV, under the Broadcasting Act. Consequently, our 100% ownership of Hanaro WEB(n)TV violates the Broadcasting Act’s foreign investors’ equity holding restriction. On May 28, 2004, we received from the Korean Broadcasting Commission an order to take corrective measures within 6 months. We plan to sell our shares in WEB(n)TV to reduce our equity holding to below 49%.

Relationship with Dreamline

     In December 2001, we acquired a 32.2% equity interest in Dreamline and in January 2002, we entered into an agreement with Dreamline to outsource to it our subscriber sales business. The scope of the outsourced business includes management of our subscribers, attracting new subscribers, receipt of subscriptions and handling other subscription related operations. In April 2002, we also entered into an agreement with Dreamline to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The term of each of these agreements is one year, and is automatically renewable for another year unless a party notifies otherwise at least one month prior to expiration. See “Item 10—Additional Information—Material Contracts—Agreement for Outsourcing of Business Operation between Hanaro Telecom and Dreamline” and “—Business Outsourcing Agreement between Hanaro Telecom and Dreamline” for a summary of the terms of the agreements. We also have an agreement with Dreamline pursuant to which we agreed to allow Dreamline’s use of our brand names, Hanafos, Cytobahn and Zyttan, effective as of April 1, 2002.

     See Note 22 to our consolidated financial statements for more information about our related party transactions.

7.C INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See “Item 18—Financial Statements” and pages F-1 to F-45 following Glossary.

Legal Proceedings

     On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of the Microsoft Corporation (“Microsoft”) and disrupted the Internet service between Microsoft and a number of Internet service providers, including us. As a result, numerous Internet users experienced outages for five hours and five minutes on their email servers and websites. We are a party to two legal proceedings in relation to such outages.

     On February 25, 2003, with the help of the Green Consumer Network, a citizen activist group, 7 customers filed a petition with the Korea Communications Commission (“KCC”), which is a government agency charged with the resolution of disputes between telecommunication service carriers and users. The petitioners claimed damages pursuant to the HanaFOS Service Agreement, which requires us to pay damages in the event that a customer is not provided with Internet service for 3 hours or more after the customer has notified us of the Internet service failure. However, an exception is made in certain circumstances such as disruption of Internet service caused by a force majeure, which we believe was the case. The relevant agreement imposed a penalty of up to three times the actual amount of loss to the Internet user, which was calculated by multiplying the time for which the Internet service was not accessible by the average user fee. On October 13, 2003, KCC awarded damages to the petitioners according to the HanaFOS Service Agreement. KCC, however, awarded only actual damages for the disruption of service for 5 hours, without imposing a penalty on us, which resulted in the award amount to be Won 234 ~ Won 354 per petitioner. Because silence on our part renders the case settled, and an administrative ruling becomes final and binding in the absence of a challenging suit within 60 days of the parties’ receipt of the formal ruling, we filed a challenging suit in the Seoul Central District Court on December 12, 2003, seeking declaratory judgment that we have no liability against the petitioners.

     On April 30, 2003, under the initiative of the People’s Solidarity for Participatory Democracy (Chamyeoyundai), the representative citizen’s coalition in Korea, 1516 Internet users (out of whom 421 were our customers), 70 Internet café owners, one Internet café service provider and OhmyNews, Co., Ltd., an Internet news media business, sued a number of Internet service providers including us, Microsoft, and the Korean government. The plaintiffs asserted that Microsoft, the Korean government and the Internet service providers are liable for violation of the service agreement and the Information Systems Act, which imposes a duty on the defendants to provide stable Internet service to prevent disruptions. The plaintiffs also asserted joint and several tort liability for negligence or willful negligence in maintaining a stable network system and taking necessary measures to prevent further damages. The individual Internet users claimed Won 50,000 for their inability to use the Internet service during the time of the outage, and the Internet café owners, the Internet café service provider, and OhmyNews, Co., Ltd. claimed Won 300,000, Won 2 million, and Won 3 million respectively, for their loss of business and solatium awards.

     Both of the legal proceedings are currently pending in Seoul Central District Court. We do not expect that an unfavorable decision in the above legal proceedings will directly affect our financial condition, as the amount of damages are fairly small and the absence of class action lawsuits in Korean law will prevent an expansion of litigation. However, we are not certain whether the outcome of the above legal proceedings will be in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations.

     There are several other legal proceedings to which we are a party. However, such pending legal proceedings involve minor claims, none of which is likely to have a material adverse effect on our business or financial condition.

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

8.B SIGNIFICANT CHANGES

     None.

ITEM 9. THE OFFER AND LISTING

9.A OFFER AND LISTING DETAILS

Market Price Information

     Our common shares are traded on the Korea Securities Dealers Association Automated Quotation Market (KOSDAQ), under the symbol “033630”. Our shares were listed on KOSDAQ in November 1998.

     The KOSDAQ market index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization of the base date (July 1, 1996), multiplied by 100. From January 26, 2004, the base figure has changed to 1000.

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

     The following table sets forth, for the periods indicated, (i) the high and low sales price for our common shares as reported on KOSDAQ, (ii) the average daily trading volume of our shares, (iii) the highs and lows of the KOSDAQ Index and (iv) the highs and lows of the KOSPI:

	Price per share				Average
	of our				daily
	common shares				trading volume of	KOSDAQ		KOSPI
	High		Low		our shares	High	Low	High	Low
Fiscal year Ending December 31
1999	W	23,500	W	5,200	1,827,356	2733.20	708.70	1,028.07	498.42
2000		23,700		2,210	2,612,052	2834.40	525.80	1,059.04	500.60
2001		5,580		1,930	6,508,725	876.50	460.50	704.50	468.76
2002		7,850		3,120	5,082,647	943.00	436.70	937.61	584.04
2003		4,420		2,100	6,339,993	535.00	346.40	822.16	515.24
Financial Quarter Ending
March 31, 2002	W	7,850	W	5,190	7,910,470	943.00	720.20	902.46	708.47
June 30, 2002		6,790		4,880	4,787,824	884.20	697.20	937.61	795.16
September, 2002		5,170		3,400	3,178,036	674.50	467.10	801.99	646.42
December 31, 2002		4,210		3,120	4,923,691	537.80	436.70	736.57	584.04
March 31, 2003		3,430		2,100	3,280,361	488.50	346.40	666.71	515.24
June 30, 2003		3,220		2,340	6,144,242	508.60	382.50	690.49	538.56
September, 2003		4,050		2,660	8,441,293	535.00	448.50	767.46	674.75
December 31, 2003		4,420		3,070	7,506,003	481.70	430.90	822.16	704.29
March 31, 2004		3,650		3,205	1,956,487	458.40	420.28	907.43	821.26
May 31, 2004		3,350		2,345	3,068,901	491.53	375.75	936.06	728.98
Month Ending
November 30, 2003	W	4,420	W	3,430	9,372,911	475.10	438.10	813.11	753.65
December 31, 2003		3,835		3,070	2,546,029	476.00	430.90	822.16	784.80
January 31, 2004		3,610		3,210	2,732,310	458.40	441.45	869.04	821.26
February 29, 2004		3,650		3,265	1,844,954	448.02	424.57	884.80	835.50
March 31, 2004		3,440		3,205	1,423,117	440.21	420.28	907.43	848.80
April 30, 2004		3,350		2,665	2,344,121	491.53	439.00	936.06	862.84
May 31, 2004		2,905		2,345	3,831,828	458.80	375.75	867.48	728.98

     On June 11, 2004, the sale price of our common shares was Won 2,635 per share. On June 11, 2004, the closing KOSDAQ Index was 387.76 and the KOSPI was 751.53.

     As of December 31, 2003, we had 126,537 shareholders of record.

     Our ADSs are quoted on the Nasdaq National Market under the symbol “HANA” since March 29, 2000. The price of our ADSs on Nasdaq as of its close of trading on June 10, 2004 was U.S.$2.37 per ADS. The table below shows the high and low closing prices of the ADSs on Nasdaq since listing.

			Average
	Price per share		daily
	of our ADS		trading volume of
	High	Low	our shares
Fiscal year Ending December 31
2000	$15.50	$1.63	349,284
2001	4.20	1.42	39,940
2002	5.68	2.50	8,872
2003	3.77	1.74	19,768
Financial Quarter Ending
March 31, 2002	$5.68	$3.80	14,847
June 30, 2002	5.35	3.85	13,298
September 30, 2002	4.19	2.78	4,995
December 31, 2002	3.24	2.50	2,806
March 31, 2003	2.90	1.74	4,067
June 30, 2003	2.82	1.90	2,600
September 30, 2003	3.23	2.15	52,833
December 31, 2003	3.77	2.70	18,567
March 31, 2004	4.38	2.65	85,004
May 31, 2004	2.87	2.06	34,391
Month Ending
November 30, 2003	$3.77	$3.05	22,578
December 31, 2003	3.34	2.70	20,299
January 31, 2004	4.38	3.07	145,986
February 28, 2004	3.41	2.85	81,584
March 31, 2004	3.03	2.65	32,148
April 30, 2004	2.87	2.28	36,795
May 31, 2004	2.50	2.06	31,867

9.B PLAN OF DISTRIBUTION

     Not Applicable.

9.C MARKETS

     Our ADSs are quoted on the Nasdaq National Market under the symbol “HANA” since March 29, 2000. Our common shares are traded on the KOSDAQ under the symbol “033630” since November 1998.

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

     The KOSDAQ market has grown significantly since its inception. As of May 31, 2004, 877 companies were listed on KOSDAQ with an aggregate market capitalization of Won 31.949 trillion (U.S.$26.8 billion). The average daily turnover for 2003 was Won 1.1 trillion (U.S.$0.9 billion). Market capitalization on KOSDAQ is heavily concentrated in the larger companies, with the top 10 companies comprising approximately 23.48% of total market capitalization and the top 25 companies comprising approximately 36.64% of total market capitalization, as of May 31, 2004. Companies listing on KOSDAQ must meet its listing requirements and register with the Financial Supervisory Commission of Korea.

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

General

     Currently, we are authorized to issue 700,000,000 shares of stock. Under our Articles of Incorporation, we are authorized to issue only one class of stock. Our issued common shares constitute such authorized class of stock.

     Currently, we have a total of 462,235,180 shares issued and outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional shares without further shareholders’ approval as provided in our Articles of Incorporation. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares. We can issue share certificates in denominations of up to 10,000 shares. Our common shares have a par value of Won 5,000 per share.

Directors

     No director who has a special interest in a matter for resolution can exercise his vote upon such matter. Under the recent amendment of Securities and Exchange Act, from July 1, 2004, we are prohibited from lending money (or other equivalent assets) to, or providing security or guaranteeing in favor of each of our board of directors or each of our major shareholders (including its specially related person), except in certain circumstances. Currently and until the new law is in effect, a resolution of the board of directors is required for borrowing money except as otherwise provided for in separate regulations under which the Representative Director/President is authorized to borrow money in an amount not exceeding a certain limit.

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

     Our shareholders are entitled to subscribe for any newly issued shares in proportion to the number of shares they own, except that under our Articles of Incorporation, if the new shares will be (1) issued to the public or to certain subscribers in accordance with the Securities and Exchange Act, (2) issued by public offering in accordance with the Securities and Exchange Act, (3) issued to our employee stock ownership association as provided in the Securities and Exchange Act, (4) represented by depositary receipts, (5) issued upon the exercise of stock options which are provided in accordance with relevant provision of the Securities and Exchange Act, (6) issued to a foreign telecommunication company pursuant to the foreign investment procedures, or to a foreign financial or investment company for the purpose of a strategic alliance relating to our business pursuant to relevant laws and regulations or (7) issued to domestic strategic investors or financial investors or our officers or employees up to an amount not exceeding 10% of the then current total issued and outstanding shares for the purpose of realizing our business objectives, including, but not limited to, improving our financial structure and entering into new business areas, our board of directors may pass a resolution to issue the new shares to persons other than existing shareholders.

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

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing not less than two notices in each of the two daily newspapers published in Seoul, Korea such as “The Korea Daily” and “Maeil Economic Daily Newspaper”, at least two weeks in advance of the meeting. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

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

     Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to our company;

•	transferring all or any significant part of our business;

•	the acquisition of all of the business of any other company;

•	the acquisition of a part of the business of any other company, which significantly affects our company’s business;

•	lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements from which profit/losses shall affect both parties;

•	issuing new shares at a price below par value; or

•	any other matters for which a resolution is required under relevant laws and regulations.

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

Transfer of Shares

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal or specimen signature with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

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

     Our transfer agent is Korea Securities Depository, located at 34-6, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of Shares by Hanaro Telecom

     We may not acquire our own shares except in limited circumstances, such as reduction in capital and acquisition of our own shares for the purpose of granting stock purchase options to our officers and employees. Under the Commercial Code and the Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the shares immediately), we must resell any shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Securities and Exchange Act, we may acquire our own shares through purchases on the KOSDAQ market or through a tender offer. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

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

Effect of Korean Law

     For a description of the effect of relevant Korean laws applicable to Hanaro Telecom, see “Item 4—Information on the Company—Business Overview—Korean Telecommunications Laws and Regulations”, “Item 10—Additional Information—Exchange Controls” and “Item 10—Additional Information—Taxation—Korean Taxation”.

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

Business Outsourcing Agreement between Hanaro Telecom and Dreamline

     On April 1, 2002, we entered into an agreement with Dreamline to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The scope of the outsourced business includes acquiring residential and corporate customers for local telephony and broadband access services within our HFC service areas, providing installation and customer services. The calculation of the commissions payable to Dreamline is based on the type of service provided to the subscribers, the number of subscriber lines and the amount of subscription fees generated. The initial term of this agreement is one year, and is automatically renewable for one year unless a party notifies otherwise at least one month prior to expiration.

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

Investment Agreement between Hanaro Telecom and an Investment Consortium led by AIG, Newbridge and TVG

     On September 9, 2003, we entered into an Investment Agreement with AIF II NT, Ltd., AIG Asian Opportunity Fund L.P. (which later assigned its rights and obligations under the Investment Agreement to AOF NT, Ltd.) and Newbridge Asia HT, L.P., (the “Sponsors”) providing for, among other things, the issuance by us and purchase by the Sponsors, together with co-investors designated by the Sponsors (together, the “Investors”), of an aggregate of 182,812,500 shares of the common stock of the Company, par value Won 5,000 per share at the purchase price of Won 3,200 per share (the “Investment Shares”) having an aggregate value of Won 585 billion. Closing occurred on November 18, 2003 (the “Closing Date”) upon the satisfaction of certain customary closing conditions, including the resignation and appointment of certain board members. The Investment Agreement provides that the Company will not take certain significant corporate actions without the consent of the Investors so long as the Investors, together with their affiliates, continue to hold an aggregate of 15% or more of the Company’s outstanding common shares.

     In connection with the Investment Agreement, we entered into a letter agreement dated September 9, 2003, providing for the reimbursement of certain fees and expenses of the Investors incurred in connection with the transactions under the Investment Agreement. We also entered into an Investors’ Rights Agreement with the Investors and a Management Rights Agreement with certain of the Investors, each dated as of the Closing Date. A summary of each such agreement is set forth below.

   Investors’ Rights Agreement

     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the Investors with respect to the Investment Shares. We have agreed to file with the U.S. Securities and Exchange Commission a shelf registration statement on Form F-3 covering resales of the Investment Shares by the holders thereof within 90 days after the written request of the Investors’ representative (made not less than 360 days after the Closing Date). We are not required to effect and complete more than three such shelf registration statements. In addition, such holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause the Company to effect up to six demand registrations pursuant to the terms of the Investors Rights’ Agreement. The term of this agreement terminates upon the earlier of (i) the sixth anniversary of the Closing Date or (ii) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.

   Management Rights Agreement

     Pursuant to the Management Rights Agreement, we have granted to certain of the Investors or their affiliates, certain management rights in Hanaro Telecom so long as such Investor owns any Investment Shares, including the right to make proposals, recommendations and suggestions to our board of directors, the right to discuss our and our subsidiaries’ business and affairs with our board of directors, officers and independent accountants, the right to examine our books, records and documents as may be reasonably requested and the right to be informed in advance with respect to any significant corporate actions.

Senior Secured Credit Facility Agreement among Hanaro Telecom and various financial institutions

     On November 13, 2003, we entered into a Senior Secured Credit Facility Agreement, as amended by amendment agreements dated December 5, December 9 and December 11, 2003, with various financial institutions including ABN AMRO Bank, N.V., BNP Paribas, Chohung Bank, Credit Lyonnais, DBS Bank Ltd., ING Bank N.V., JPMorgan Chase Bank, The Korea Development Bank, Korea Exchange Bank, Societe Generale, Seoul branch and WestLB AG, Hong Kong branch (together, the “Lenders”), pursuant to which the Lenders have made available to us: (a) a term loan facility in the aggregate amount of Won 660 billion (or equivalent) (“Facility A”) and (b) a revolving credit facility in the aggregate amount of Won 60 billion (“Facility B”). We are to apply all amounts borrowed under Facility A towards (i) refinancing an existing debt of Won 200 billion from The Korea Development Bank, and if no such debt remains outstanding, any of our financial indebtedness having a scheduled final maturity date no later than the date which is 24 months after the date of this agreement, and (ii) if after such utilization, our debt cover (that is, the ratio of our consolidated indebtedness to applicable EBITDA as calculated in accordance with the terms of this agreement) is less than 2 to 1, general corporate purposes and certain permitted acquisitions and capital expenditures. We are to apply all amounts borrowed under Facility B for working capital purposes. We must repay each Facility A loan in installments commencing 27 months from the date of this agreement until 60 months from the date of this agreement in accordance with a repayment schedule. The final maturity date is a day falling 5 years from the date of this agreement. We must comply with certain financial covenant ratios including certain minimum EBITDA to interest costs ratios, maximum total debt to equity ratios, maximum total debt to applicable EBITDA ratios, maximum total debt ratios, minimum projected cash cover ratio and maximum capital expenditure requirements. We are also subject to customary covenants including negative pledge covenants. We also agreed to enter into certain hedging agreements and certain security documents (as described below) granting effective security in favor of the relevant lenders over the assets expressed to be charged or otherwise secured thereby. The events of default under the Senior Secured Credit Facility Agreement include non-payment, breach of certain covenants, cross-default on any of our or our subsidiaries’ financial indebtedness, insolvency, material adverse change and non-compliance with the provisions of any security documents entered into in connection with the agreement.

   Kun-Mortgage Agreement

     In connection with the Senior Secured Credit Facility Agreement (the “Credit Agreement”) described above, on December 9, 2003, we entered into an agreement with the Lenders and The Korea Development Bank acting as security agent (the “Security Agent”) on behalf of the Lenders to grant to the Lenders, a first priority joint kun-mortgage over certain buildings, land and commercial facilities to secure the punctual payment, performance and discharge in full all our obligations arising out of the Credit Agreement (the “Secured Obligations”). The maximum mortgage amount is Won 531,411,000,000. The term of this agreement shall terminate on the date on which all Secured Obligations shall have been unconditionally and irrevocably paid and discharged in full.

   Restricted Account Kun-Pledge Agreement

     In connection with the Credit Agreement described above, on December 9, 2003, we entered into an agreement with the Lenders, the Security Agent on behalf of the Lenders and Korea Exchange Bank as the account agent (the “Account Agent”), to pledge by way of first priority kun-pledge certain accounts to the Lenders and grant in favor of the Lenders a security interest in all of our right, title and interest, now owned or hereafter acquired, in and to such accounts and all balances, credits, deposits, monies or other sums now or hereafter in such accounts and any interest accrued or payable thereon and the proceeds thereof up to the maximum secured amount of Won 936,000,000,000 for the due and punctual payment, performance and discharge of the Secured Obligations.

   Suspense Account Kun-Pledge Agreement

     In connection with the Credit Agreement described above, on December 9, 2003, we entered into an agreement with the Lenders, the Security Agent on behalf of the Lenders and the Account Agent, to pledge by way of first priority kun-pledge a certain account to the Lenders and grant in favor of the Lenders a security interest in all of our right, title and interest, now owned or hereafter acquired, in and to such account and all balances, credits, deposits, monies or other sums now or hereafter in such account and any interest accrued or payable thereon and the proceeds thereof up to the maximum secured amount of Won 936,000,000,000 for the due and punctual payment, performance and discharge of the Secured Obligations.

   Intellectual Property Kun-Pledge Agreement

     In connection with the Credit Agreement described above, on December 9, 2003, we entered into an agreement with the Lenders and the Security Agent on behalf of the Lenders, to pledge by way of first priority kun-pledge certain of our intellectual property rights (including trademark rights in HTI, N-gene IDC, Hanafos, HTI N-FOS) to the Lenders and grant in favor of the Lenders a security interest in all of our right, title and interest, in such intellectual property rights up to the maximum secured amount of Won 936,000,000,000 for the due and punctual payment, performance and discharge of the Secured Obligations.

   Yangdo-Dambo Agreement (Network Systems and Equipment)

     In connection with the Credit Agreement described above, on December 9, 2003, we entered into an agreement with the Lenders and the Security Agent on behalf of the Lenders to transfer and collaterally assign to the Lenders certain network systems and equipment that we own as security for the punctual payment, performance and discharge in full of the Secured Obligations; provided, that subject to certain conditions, the Lenders shall hold the title to such property for the purpose of security only and shall not use, seize or dispose of such property or take such other action that may affect adversely our right to use such property for our ordinary business purposes.

   Insurance Assignment Agreement

     In connection with the Credit Agreement described above, on December 9, 2003, we entered into an agreement with the Lenders and the Security Agent on behalf of the Lenders to assign to the Lenders all our rights, title and interest in (i) certain of our policies and contracts of insurance and reinsurances (the “Insurance Policies”), including all benefits thereof, (ii) all claims, returns of premium and other moneys and claims for money due and to become due under the Insurance Policies, (iii) all of our other rights under or in respect of the Insurance Policies and (iv) all moneys payable to us under the Insurance Policies, as security for the punctual payment, performance and discharge in full of the Secured Obligations.

ISDA Agreement between Hanaro Telecom and Korea Development Bank

     On December 19, 2003, we entered into a foreign currency swap contract with Korea Development Bank in connection with the senior secured credit facility agreement described above, to hedge the exposure to changes in the foreign currency exchange rate at Won 1,190.0 per U.S.$ against U.S.$63,065,475.

ISDA Agreement between Hanaro Telecom and Korea Development Bank, Korea Exchange Bank and Credit Lyonnais Bank

     On February 10, 2004, we entered into a foreign currency swap contract under which we exchanged an aggregate of Won 161,803,305,279 (Won 116,620,000,000 with Korea Development Bank, Won 21,859,305,279 with Korea Exchange Bank and Won 23,324,000,000 with Credit Lyonnais Bank) for U.S.$138,744,045 with a maturity date of November 13, 2008. We agreed to pay a 7.60% fixed rate on the notional principal and receive three month LIBOR + spread of 3.25%.

Lease Agreements between Shindonga Fire & Marine Insurance Co. and Hanaro Telecom

     On April 30, 2004, we entered into a lease agreement with Shindonga Fire & Marine Insurance Co. (the “lessor”) pursuant to which the lessor has agreed to lease to us seven floors of office premises at the lessor’s building at Taepyongro 2-43, Chung-gu comprising a total area of 14,795.34 square meters for a term of three years commencing April 2004. The amount of the key money deposit is Won 30,881,433,000 for the term of the lease and the monthly management fee is Won 113,231,920. We entered into a separate lease agreement with the lessor for the 15th floor of the same building comprising an area of 685.92 square meters for a key money deposit of Won 145,243,000 for the term of the lease being three years, a monthly rent of Won 14,524,300 and a monthly management fee of Won 5,249,490.

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

Reporting Requirements for Holders of Substantial Interests

     Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status of such holding to the FSC and the Korea Stock Exchange or the Korea Securities Dealers Association within five business days after reaching the 5% ownership interest level. In addition, any change in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities is required to be reported to the FSC and the Korea Stock Exchange or the Korea Securities Dealers Association within five business days from the date of such change.

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

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered with KOSDAQ only through the Korea Stock Exchange or KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares by exercise of warrant, conversion right under equity-linked securities or withdrawal right under depositary receipts issued outside of Korea by a Korean company (“Converted Shares”);

•	acquisition of shares by foreign companies as a result of merger;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends;

•	acquisition of shares offered and subscribed overseas for listing on foreign securities exchanges;

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

•	acquisition of underlying shares by an overseas depositary in relation to the issuance of depositary receipts;

•	disposition of shares through the exercise of dissenting shareholder’s appraisal right;

•	acquisition of shares by direct investment pursuant to the Foreign Investment Promotion Act and disposition of shares so acquired;

•	acquisition or disposition of shares through a tender offer; and

•	acquisition or disposition of shares through the electronic over-the-counter market brokerage companies.

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

Taxation of Capital Gains

     You are exempt from Korean taxation if you sell through the Korea Stock Exchange or KOSDAQ less than 25% of our total issued and outstanding shares that you have owned, together with certain related parties at any time during the year of sale and the five calendar years before the year of sale, provided that you are either an individual or you are a corporate entity with no permanent establishment in Korea (if you are an individual it is irrelevant whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Tax Exemption Limitation Law.

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

U.S. Federal Income Tax Considerations

     The following discussion describes the material U.S. federal income tax considerations that may be relevant to a holder of our common shares or ADSs that is a U.S. Holder (as defined below) with respect to the receipt of distributions on, and the disposition of, common shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations). Except as specifically set forth herein, this discussion deals only with common shares and ADSs held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of common shares or ADSs in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, banks, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding common shares or ADSs as a position in a “straddle”, as a part of a short-sale, or as part of a hedging, conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of Hanaro Telecom or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

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

     The U.S. dollar value of any distribution to a U.S. Holder on common shares or ADSs that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder (or a depositary nominee, custodian or other agent of the U.S. Holder). A U.S. Holder generally should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert such foreign currency into U.S. dollars on the date of receipt, however, such Holder may recognize United States source foreign currency gain or loss (which generally will be taxable as United States source ordinary income or loss) upon a subsequent sale or other disposition of the foreign currency.

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

Passive Foreign Investment Company

     In general, a foreign corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties) or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Based on the composition of our income and valuation of our assets, we were not a PFIC for the year 2003, and we do not expect to be a PFIC in the future although we can provide no assurance in that regard.

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

Backup Withholding

     “Backup” withholding and information reporting requirements may apply to payments made within the United States of dividends on common shares or ADSs and to certain payments of proceeds of a sale or redemption of a common share or ADS paid to a U.S. Holder. Hanaro Telecom, our agent, a broker, the Trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a current rate of 28% (subject to reduction in future years) of such payment if the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

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

     You may request a copy of these filings, at no cost, by writing or telephoning us at Shindonga Fire & Marine Insurance Building, Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea, 100-733, Attention: Investor Relations Team, telephone number: (822) 6266-4319.

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

Interest Rate Risk

     Our exposure to risk for changes in interest rates relates primarily to our investments in short-term financial investments, floating rate note (“FRN”) and our syndicated loan in foreign currency.

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

     Our cash and cash equivalents consist of cash on hand, passbook accounts, commercial paper and money market deposit accounts. We do not expect any material loss with respect to our cash and cash equivalents as a result of interest rate changes, and the estimated fair value of our cash and cash equivalents approximates original cost.

     Our short-term financial investments consist of time deposits, money market deposit accounts and repurchase agreement securities. As our short-term financial investments are readily convertible to known amounts of cash and have short maturities, we do not expect material loss with respect to our short-term financial investments as a result of interest rate changes.

     We pay floating interest on our FRN and on the U.S. dollar denominated portion of our syndicated loan. The risk of exposure to variable interest rates has been hedged by entering into swap contracts with the Industrial Bank of Korea and Korea Development Bank under which we buy variable interest rate and pay fixed interest rate. Therefore, we do not expect any material loss with respect to our FRN or the syndicated loan as a result of interest rate changes.

Foreign Currency Risk

     Most of our expenses and all of our revenues are incurred in Korean Won, which is our functional currency. As of December 31, 2003, Won 76.1 billion, representing 5.8% of our total liability, is denominated in U.S. dollars. Of this amount, Won 72.7 billion represented the amount outstanding under our syndicated loan and Won 3.4 billion represented the amount outstanding under an equipment lease agreement with Hewlett-Packard.

     We currently have no other significant foreign currency denominated liabilities. Because all of our revenues are denominated in Won, any significant changes in exchange rates between the Won and the U.S. dollar will affect us due to the effect of such changes on the amount of funds required by us to make interest and principal payments on our U.S. dollar denominated debt. However, on December 19, 2003, we entered into a foreign currency forward contract with Korea Development Bank in connection with the syndicated loan to hedge the exposure to changes in the foreign currency exchange rate and do not expect any material loss with respect to our syndicated loan as a result of foreign exchange rate changes.

     Assuming the Won/U.S. dollar exchange rate was initially Won 1,192.0 to one U.S. dollar, which was the Federal Reserve Bank of New York noon buying rate as of December 31, 2003, if the Won depreciates against the U.S. dollar by 10% and all other variables are held constant from their levels at December 31, 2003, we estimate that our loss before income taxes resulting from the lease payments outstanding under the equipment lease agreement with Hewlett-Packard will be approximately Won 0.3 billion in 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A to D MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

     None.

14.E USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) Disclosure Controls and Procedures. Mr. Chang-Bun Yoon, our Chief Executive Officer and Representative Director and Ms. Janice Lee, our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information required to be included in our periodic SEC reports relating to us, is made known to them.

     (b) Internal Control Over Financial Reporting. There have been no significant changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Audit Committee consists of three outside directors: Sung Kyou Park, Sun Woo Kim and Byung Moo Park, each of whom is an independent director as defined in Rule 4200(15) of the Nasdaq Marketplace Rules. Our board of directors has determined that Mr. Sung Kyou Park is an “audit committee financial expert” as defined Item 16A of Form 20-F, in light of his extensive experience in management responsibilities for over 10 years, in particular, experience in actively supervising principal financial officers, controllers, accounting officer or persons performing similar functions in preparing, auditing, analyzing and evaluating financial statements of companies. In See “Item 6—Directors, Senior Management and Employees” for more information on Mr. Park’s educational background, qualifications and work experience.

ITEM 16B. CODE OF ETHICS

     In April 2003, we adopted a written code of ethics for our directors, officers and employees, a copy of an English translation of which is filed herein as an exhibit. The original Korean version of our code of ethics is available on our website at www.hanaro.com. There has been no amendment to such code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND EXPENSES

     Anjin Deloitte LLC (formerly known as Anjin & Co.) has served as our independent accountants for each of the fiscal years in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional services and other services rendered by Anjin Deloitte LLC to us in 2002 and 2003:

	2002	2003
(a) Audit Fees(1)	Won 260 million	Won 286 million
(b) Audit-Related Fees(2)	—	—
(c) Tax Fees(3)	—	—
(d) All Other Fees(4)	Won 160 million	Won 65 million

(1)	Audit Fees consist of aggregate fees billed by Anjin Deloitte LLC in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related Fees consist of aggregate fees billed by Anjin Deloitte LLC for advisory services relating to analyses of multiple accounting issues (of which there was none for 2002 and 2003).

(3)	Tax Fees consists of aggregate fees billed by Anjin Deloitte LLC for the preparation of income tax return and tax advisory services (of which there was none for 2002 and 2003).

(4)	All Other Fees include fees billed by Anjin Deloitte LLC principally for due diligence services relating to our call center and accounting assistance.

(e) Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of 17.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-45 following Glossary.

ITEM 19. EXHIBITS

     Documents filed as exhibits to this annual report:

Exhibit
Number	Description
1.1	Articles of Incorporation of Hanaro Telecom as amended on March 26, 2004 (English translation).
4.1	Underwriting Agreement dated April 24, 2002, between Hanaro Telecom, Bridge Securities, Korea Development Bank, Daewoo Securities, CJ Investment Trust & Securities and Mirae Asset Securities (including English translation).[2]
4.2	Interest Rate Swap Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea.[2]
4.3	Kun-Pledge Creation Agreement dated April 16, 2002, between Hanaro Telecom and the Industrial Bank of Korea (including English translation).[2]
4.4	Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[2]
4.5	Special Terms of the Trust Deed dated October 23, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[2]
4.6	Amendment to the Special Terms of the Trust Deed dated December 3, 2001, between Hanaro Telecom and Shinhan Bank (including English translation).[2]
4.7	Amendment to the Special Terms of the Trust Deed dated April 9, 2002, between Hanaro Telecom and Shinhan Bank (including English translation).[2]
4.8	Asset Transfer Agreement dated October 23, 2001, between Hanaro Telecom and Hanafos Securitization Speciality Co., Ltd. (including English translation).[2]
4.9	Trust Deed dated April 18, 2002, between Hanaro Telecom and Kookmin Bank (including English translation).[2]
4.10	Asset Transfer Agreement dated April 18, 2002, between Hanaro Telecom and HanaDream Co., Ltd. (including English translation).[2]
4.11	Real Estate Collateral Trust Agreement dated March 20, 2003 between Hanaro Telecom and Korea Real Estate Investment Trust Co., Ltd (English translation).[3]
8.1	List of Hanaro Telecom’s significant subsidiaries.
11.1	Code of Ethics (English translation).
12.1	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
12.2	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
13.1	Section 906 Certification required by Rule 13a-14(b) and 18 U.S.C. Section 1350.

Exhibit
Number	Description
14(a).1	Network Service Provider License dated February 12, 2000 (including English translation).[1]
14.(a)2	Network Service Provider License dated August 17, 2000 (including English translation).[1]
14.(a)3	Specific Service Provider License dated June 19, 1998 (including English translation).[1]
14.(a)4	Network Operator License Letter dated June 28, 1999 (including English translation).[1]
14.(a)5	Public Notice regarding grant of International Telecommunications Certificate from U.S. Federal Communications Commission dated July 6, 2000.[1]
14.(a)6	Letter from Hanaro Telecom to the U.S. Securities and Exchange Commission.[2]
14.(a)7	License for Facilities Based Telecommunications Business (Network Service) dated January 28, 2003 (English translation).[3]

1	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2000.

2	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2001.

3	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2002.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

HANARO TELECOM, INC.
By:	/s/ Janice Lee
	Name:	Janice Lee
	Title:	Executive Vice President/ Chief Financial Officer

Date: June 16, 2004

GLOSSARY

     Set forth below are definitions of some of the terms used in this annual report.

ADSL	Asymmetric Digital Subscriber Line. ADSL is a technology that allows more data to be sent over existing copper telephone lines. ADSL supports data rates of 1.5 to 9.0 Mbps when receiving data (known as the downstream rate), and 16 to 640 Kbps when sending data (known as the upstream rate). ADSL requires a special ADSL modem.

ATM	Asynchronous Transfer Mode. ATM is a high bandwidth, low-delay, high-speed transmission technology. ATM is a communication standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

backbone	A centralized high-speed network that interconnects smaller, independent networks.

bandwidth	The number of bits of information which can move over a communication medium in a given amount of time. Typically measured in Kbps and Mbps.

bps	Bits per second. A measure of digital information transmission rates. A rate of one bps can transmit one bit in a second.

cable modem	A modem designed to operate over cable television lines. Because cable lines used by cable television generally provides much greater bandwidth than telephone lines, a cable modem can be used to achieve faster access to the world wide web.

dedicated line	Telecommunication lines dedicated or reserved for use by particular subscribers along predetermined routes.

DSLAM	Digital Subscriber Line Access Multiplexer. DSLAM is a box that sits at the network end of a DSL line which gathers together all the data to send over the backbone network.

Gbps	Gigabits per second. A measure of digital information transmission rates. One Gbps equals 1,000 Mbps, one million Kbps, or one billion bps.

HFC	Hybrid Fiber Coaxial. HFC cable is used in broadband telecommunication systems. HFC can transmit between 500 MHz to 1,000 MHz of bandwidth in both directions.

IDC	Internet data center.

IMT-2000	International Mobile Telecommunications 2000. IMT-2000, or “3G”, is an initiative of the International Telecommunication Union to unify the diverse second-generation systems in the global wireless industry that are currently largely incompatible by establishing certain global standards for third-generation systems that will provide a common air interface capable of offering wireless multimedia service globally at transmission speeds of up to 348 Kbps on the move and 2 Mbps when stationary or indoors.

Internet	A global network connecting millions of computers. More than 100 countries are linked into exchanges of data, news and opinions.

ISP	Internet Service Provider. An ISP is a company that provides access to the Internet. For a monthly fee, the service provider provides a software package, user name, password and access phone number. Equipped with a modem, the user can then log on to the Internet and browse the world wide web.

Kbps	Kilobits per second. A measure of digital information transmission rates. One Kbps equals 1,000 bps.

LAN	Local Area Network. A LAN is a group of computers and associated devices that share a common communications line and typically share the resources of a single processor or

i

server within a small geographic area (for example, within an office building). Usually, the server has applications and data storage that are shared in common by multiple computer users.

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

We have audited the accompanying consolidated balance sheets of Hanaro Telecom, Inc. and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2001, 2002 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. and its subsidiaries as of December 31, 2002 and 2003, and the results of their operations, changes in shareholders’ equity and their cash flows for the years ended December 31, 2001, 2002 and 2003 in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 18, on November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value: W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 25.

/s/ Anjin Deloitte LLC

Anjin Deloitte LLC

Seoul, Korea March 23, 2004

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2002		2003		2003
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	306,118	W	199,548	$167,406
Short-term financial instruments (Notes 4 and 5)		150,499		219,872	184,456
Short-term investment securities (Note 6)		18,951		389	326
Trade receivables, net of allowance for doubtful accounts of W18,137 million in 2002 and W37,504 million in 2003, and discount on present value of W5 million in 2003		229,867		208,503	174,919
Short-term loans, net of discount on present value of W189 million in 2002 and W596 million in 2003 (Note 9)		7,194		14,458	12,129
Accounts receivable-other, net of allowance for doubtful accounts of W3,033 million in 2002 and W2,899 million in 2003		7,032		2,820	2,366
Accrued income		5,319		6,313	5,296
Prepaid expenses (Note 10)		8,980		21,935	18,402
Prepaid income tax		4,458		2,353	1,974
Advanced payments		261		1,577	1,323
Forward exchange contracts (Note 17)		—		173	145
Inventories		10,880		1,295	1,087

		749,559		679,236	569,829

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		23		7	6
Long-term investment securities (Note 7)		56,528		23,764	19,936
Investment securities using the equity method (Note 8)		—		9,565	8,024
Long-term trade receivables, net of discount on present value of W680 million in 2003 (Note 2)		—		1,038	871
Long-term loans, net of discount on present value of W5,194 million in 2002 and W2,525 million in 2003 (Note 9)		48,478		13,483	11,311
Key-money deposits		79,530		43,928	36,852
Long-term prepaid expenses		13,990		12,893	10,816
Deferred income tax assets (Note 21)		181		232	195
Property and equipment, net (Notes 10, 11, 13 and 24)		3,134,314		2,550,921	2,140,034
Intangibles (Notes 12 and 24)		22,182		51,481	43,190

		3,355,226		2,707,312	2,271,235

Total Assets	W	4,104,785	W	3,386,548	$2,841,064

     (continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2002 AND 2003

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002		2003		2003
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	W	77,332	W	32,951	$27,643
Other accounts payable		181,196		116,632	97,846
Short-term borrowings (Note 14)		63,000		163,000	136,745
Advances received		6,491		3,321	2,786
Accrued expenses		47,922		59,982	50,320
Withholdings		16,182		21,210	17,794
Income tax payable		1,826		179	150
Current portion of Asset Backed Securities payable (Note 16)		146,024		32,510	27,273
Current maturities of long-term debt, net of discount on debentures of W5,249 million in 2002 and W3,476 million in 2003, and accrued interest of W8,246 million in 2002, and present value discount of W1,698 million in 2003 (Notes 13 and 15)		1,041,343		352,226	295,492
Forward exchange contracts		1,888		—	—
Interest swap (Note 17)		5,633		13,058	10,955
Deposits received		16,530		1,781	1,494

		1,605,367		796,850	668,498

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 15)		213,233		242,523	203,459
Debentures, net (Note 15)		617,647		481,753	404,155
Long-term obligation under capital lease (Note 13)		38,087		48,570	40,747
Long-term Asset Backed Securities payable (Note 16)		72,369		—	—
Long-term advances received		15,504		14,315	12,009
Accrued severance indemnities, net (Note 2)		24,094		23,876	20,030
Long-term deposits received		2,569		20,711	17,376
Deferred income tax liabilities (Note 21)		417		47	39

		983,920		831,795	697,815

Total Liabilities		2,589,287		1,628,645	1,366,313

COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY (Note 1):
Capital stock (Note 18)		1,396,613		2,310,676	1,938,487
Paid-in capital in excess of par value (Note 18)		688,951		340,777	285,887
Other capital surplus		807		(8,557)	(7,179)
Accumulated deficit		(710,804)		(871,614)	(731,220)
Capital adjustments:
Stock compensation (Note 19)		4,541		5,916	4,963
Valuation loss on available-for-sale securities, net (Note 7)		(4,430)		(6,806)	(5,710)
Valuation loss on available-for-sale securities using the equity method		—		(7)	(6)
Valuation loss on interest swap (Note 17)		(5,633)		(13,058)	(10,955)
Foreign-based operations translation debit		(24)		(22)	(18)
Minority interests		145,477		598	502

Total Shareholders’ Equity		1,515,498		1,757,903	1,474,751

Total Liabilities and Shareholders’ Equity	W	4,104,785	W	3,386,548	$2,841,064

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions, except per share amount)						(In thousands, except per share amount)
OPERATING REVENUE (Notes 22 and 24)	W	830,721	W	1,417,854	W	1,383,486	$1,160,643
OPERATING EXPENSES (Note 20)		1,001,335		1,396,426		1,312,792	1,101,336

OPERATING INCOME (LOSS)		(170,614)		21,428		70,694	59,307

NON-OPERATING INCOME:
Interest income		26,506		32,761		18,465	15,491
Dividend income		98		2,935		—	—
Gain on valuation of trading securities		5,278		5		—	—
Gain on disposal of short-term investment securities		190		1,718		315	264
Gains on disposal of long-term investment securities		1,387		2,658		145	122
Gain on disposal of property and equipment		—		93		1,102	924
Gain on foreign currency transactions		6,522		1,560		267	224
Gain on foreign currency translation		538		17,064		19	16
Gain on early redemption of debentures (Note 15)		—		—		870	730
Gain on valuation of forward exchange contract (Note 17)		2,519		—		173	145
Gain on transaction of forward exchange contract (Note 17)		—		186		343	288
Gain on disposal of intangible assets		—		1,646		—	—
Gain on realization of negative goodwill (Note 12)		—		3,093		—	—
Other		6,469		6,646		5,273	4,424

		49,507		70,365		26,972	22,628

NON-OPERATING EXPENSES:
Interest expense (Note 15)		107,231		169,412		139,330	116,888
Asset Backed Securities payable expense (Note 16)		4,100		22,293		9,028	7,574
Loss on foreign currency transactions		4,781		428		764	641
Loss on foreign currency translation		7,031		260		138	116
Loss on disposal of short-term investment securities		5		—		2,117	1,776
Loss on disposal of long-term investment securities		—		1,149		—	—
Loss on valuation of trading securities		—		2,838		307	258
Impairment loss on short-term investment securities		—		600		940	789
Impairment loss on long-term investment securities (Note 7)		2,115		6,357		3,385	2,840
Donations		743		335		800	671
Loss on early redemption of debentures (Note 15)		—		5,072		308	258
Loss on valuation using the equity method (Note 8)		—		—		23,142	19,414
Loss on disposal of property and equipment		936		5,606		1,326	1,112
Loss on disuse of property and equipment (Note 11)		—		—		61,333	51,454
Loss on valuation of forward exchange contract		—		1,888		—	—
Other (Note 2)		759		3,233		15,660	13,137

		127,701		219,471		258,578	216,928

ORDINARY LOSS BEFORE INCOME TAX		(248,808)		(127,678)		(160,912)	(134,993)
INCOME TAX EXPENSE (Note 21)		(35)		(1,083)		(302)	(254)
MINORITY INTEREST SHARE OF LOSS (INCOME)		2,941		3,736		(85)	(71)

NET LOSS	W	(245,902)	W	(125,025)	W	(161,299)	$(135,318)

BASIC AND DILUTED LOSS PER SHARE (Note 2)	W	(861)	W	(419)	W	(502)	$(0.42)

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Korean Won (In millions)
					Retained
	Common		Capital		Earnings		Capital		Minority
	Stock		Surplus		(Deficit)		Adjustments		Interests		Total
Balance at December 31, 2000	W	1,320,000	W	689,175	W	(343,539)	W	(15)	W	1,457	W	1,667,078
Net loss for 2001		—		—		(245,902)		—		(2,047)		(247,949)
Deficit — minority interest		—		—		(894)		—		—		(894)
Effect of changes in consolidated subsidiaries		—		—		—		—		147,098		147,098
Effect of changes in ownership interest		—		204		(29)		—		559		734
Disposal of investment securities in subsidiaries		—		53		(1)		—		31		83
Compensation expense incurred in connection with stock options		—		—		—		1,088		—		1,088
Gain on valuation of investment securities		—		—		—		1,151		—		1,151
Foreign-based operations translation credit		—		—		—		3		—		3

Balance at December 31, 2001		1,320,000		689,432		(590,365)		2,227		147,098		1,568,392
Net loss for 2002		—		—		(125,025)		—		(3,736)		(128,761)
Issuance of common stock by exercise of stock warrants		76,613		(390)		—		—		—		76,223
Effect of changes in consolidated subsidiaries		—		(207)		4,586		—		—		4,379
Effect of changes in ownership interest		—		116		—		—		2,115		2,231
Disposal of investment securities in subsidiaries		—		807		—		—		—		807
Compensation expense incurred in connection with stock options		—		—		—		1,651		—		1,651
Valuation loss on available-for-sale securities		—		—		—		(3,761)		—		(3,761)
Loss on valuation of interest swap (Note 17)		—		—		—		(5,633)		—		(5,633)
Foreign-based operations translation debit				—		—		(30)		—		(30)

Balance at December 31, 2002		1,396,613		689,758		(710,804)		(5,546)		145,477		1,515,498
Issuance of common stock		914,063		(348,173)		—		—		—		565,890
Net loss for 2003		—		—		(161,299)		—		85		(161,214)
Effect of changes in consolidated subsidiaries		—		(808)		489		—		(144,964)		(145,283)
Compensation expense incurred in connection with stock options (Note 19)		—		—		—		1,375		—		1,375
Valuation loss on available-for-sale securities		—		—		—		(2,376)		—		(2,376)
Valuation loss on available-for-sale securities using the equity method		—		(8,557)		—		(7)		—		(8,564)
Loss on valuation of interest swap		—		—		—		(7,425)		—		(7,425)
Foreign-based operations translation credit		—		—		—		2		—		2

Balance at December 31, 2003	W	2,310,676	W	332,220	W	(871,614)	W	(13,977)	W	598	W	1,757,903

Translation into U.S. Dollars (In thousands) (Note 2)		$1,938,487		$278,708		$(731,220)		$(11,726)		$502		$1,474,751

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	W	(245,902)	W	(125,025)	W	(161,299)	$(135,318)

Addition of expenses not involving cash outflows:
Stock compensation expense		1,088		1,651		1,375	1,154
Provision for severance indemnities		12,572		13,646		13,444	11,279
Amortization of discount on debentures and long-term debt		7,873		26,787		19,265	16,162
Recognition of long-term accrued interest		4,700		8,246		6,171	5,177
Employee fringe benefits		397		2,070		944	792
Depreciation and amortization		327,498		433,555		428,528	359,503
Loss on foreign currency translation		7,031		260		138	116
Provision for doubtful accounts		2,760		16,589		25,744	21,597
Loss on valuation of trading securities		—		2,838		307	258
Loss on disposal of property and equipment		936		5,606		1,326	1,112
Impairment loss on short-term investment securities		—		600		940	789
Impairment loss on long-term investment securities		2,115		6,357		3,385	2,840
Loss on disposal of short-term investment securities		5		—		2,117	1,776
Loss on disposal of long-term investment securities		—		1,134		—	—
Loss on valuation using the equity method		—		—		23,142	19,414
Loss on disuse of property and equipment		—		—		61,333	51,454
Loss on early redemption of debentures		—		5,072		308	258
Loss on valuation of forward exchange contract		—		1,888		—	—
Minority interest income		—		—		85	71
Ordinary development cost and other		611		28		643	539

		367,586		526,327		589,195	494,291

Deduction of revenues not involving cash inflows:
Gain on disposal of short-term investment securities		190		1,718		315	264
Amortization of present value discount		2,116		3,746		2,019	1,694
Gain on transaction of forward exchange contract		—		186		343	288
Gain on valuation of trading securities		5,278		5		—	—
Gain on valuation of forward exchange contract		2,519		—		173	145
Gain on disposal of property and equipment		52		93		1,102	924
Gain on disposal of intangibles		—		1,646		—	—
Gain on disposal of long-term investment securities		1,387		2,658		145	122
Gain on foreign currency translation		115		17,064		19	16
Gain on realization of negative goodwill		—		3,093		—	—
Gain on early redemption of debentures		—		—		870	730
Minority interest loss		2,941		3,736		—	—
Other		—		22		57	48

		14,598		33,967		5,043	4,231

Changes in assets and liabilities resulting from operations:
Increase in trade receivables		(53,766)		(91,397)		(37,260)	(31,258)
Decrease (Increase) in accounts receivable-other		(5,230)		(2,816)		2,693	2,259
Decrease (Increase) in accrued income		6,069		1,643		(1,263)	(1,059)
Decrease (Increase) in prepaid expenses		(2,046)		22,260		5,710	4,790
Decrease in prepaid income tax		7,459		1,305		1,367	1,147
Decrease (Increase) in advanced payments		9,382		(11,860)		(1,370)	(1,149)
Increase in inventories		(78,145)		(55,892)		(32,217)	(27,028)
Decrease in prepaid V.A.T.		13,769		5,905		—	—
Decrease (Increase) in forward exchange contract		—		2,705		(1,545)	(1,296)
Decrease in long-term prepaid expenses		11,941		6,961		1,097	920
Decrease (Increase) in deferred income tax assets		(72)		100		(51)	(43)
Decrease in trade payables		(14,104)		(27,016)		(38,320)	(32,148)

     (continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions)						(In thousands)
Changes in assets and liabilities resulting from operations:
Decrease in other accounts payable	W	(69,683)	W	(186,839)	W	(28,698)	$(24,076)
Increase in advances received		16,516		2,487		347	291
Increase in accrued expenses		8,608		7,361		18,512	15,530
Increase (Decrease) in withholdings		(267)		10,365		7,314	6,136
Increase (Decrease) in income tax payable		—		1,749		(1,436)	(1,204)
Decrease in long-term advances received		—		—		(1,189)	(997)
Increase in deposits received		5,714		7,756		893	749
Increase (Decrease) in long-term deposits received		5,873		(4,306)		1,013	850
Increase (Decrease) in deferred income tax liabilities		—		407		(1)	(1)
Decrease (Increase) in foreign based operations translation credit		3		(30)		2	2
Decrease in payments to National Pension		111		76		140	117
Payments of severance indemnities		(3,524)		(5,786)		(15,556)	(13,050)

		(141,392)		(314,862)		(119,818)	(100,518)

Net cash flows provided by (used in) operating activities		(34,306)		52,473		303,035	254,224

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of short-term investment securities		630		101,908		34,143	28,643
Collection of short-term financial instruments		502,754		483,510		842,882	707,116
Redemption of short-term loans		787		1,150		6,771	5,680
Redemption of long-term loans		332		16,044		2,734	2,294
Proceeds from disposal of long-term investment securities		3,708		8,528		406	341
Withdrawal of long-term financial instruments		27,496		1,220		—	—
Refund of key-money deposits		192		16,039		18,152	15,228
Proceeds from disposal of property and equipment		1,329		4,494		9,304	7,805
Proceeds from disposal of intangibles		—		1,800		—	—
Withdrawal of severance insurance deposits		84		1,673		1,009	846
Acquisition of short-term financial instruments		(497,811)		(484,050)		(929,616)	(779,879)
Purchase of short-term investment securities		(30,444)		(70,098)		(17,807)	(14,938)
Extension of short-term loans		(26)		(572)		(614)	(515)
Purchase of long-term investment securities		(56,734)		(3,348)		(1,132)	(949)
Acquisition of long-term financial instruments		(262)		(85)		(2)	(2)
Extension of long-term loans		(1,750)		(2,854)		(5,404)	(4,534)
Payment of key-money deposits		(3,972)		(9,111)		(2,324)	(1,950)
Acquisition of property and equipment		(462,595)		(342,643)		(196,053)	(164,474)
Payment of intangibles		(12,293)		(18,447)		(13,118)	(11,005)
Payment of severance insurance deposits		(1,954)		(2,764)		(124)	(104)

Net cash flows used in investing activities		(530,529)		(297,606)		(250,793)	(210,397)

     (continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions)						(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	W	63,653	W	63,000	W	338,000	$283,557
Proceeds from long-term debt		129,306		236,424		148,329	124,437
Proceeds from issuance of debentures		205,947		603,972		261,013	218,971
Proceeds from issuance of common stock		—		76,223		565,889	474,739
Proceeds from Asset Backed Securities		309,000		81,000		—	—
Proceeds from long-term deposits received		1,209		—		1,487	1,247
Increase in minority interests		794		702		—	—
Repayment of short-term borrowings		(111,327)		(64,695)		(230,000)	(192,953)
Repayment of current portion of long-term debt		(141)		(77,332)		—	—
Repayment of long-term debt		(86,570)		(507,548)		(1,096,800)	(920,134)
Decrease in Asset Backed Securities payable		(55,900)		(117,207)		(122,972)	(103,164)
Repayment of bonds with warrants		—		(39,348)		—	—
Repayment of deposits received		(1,369)		(1,899)		—	—

Net cash flows provided by (used in) financing activities		454,602		253,292		(135,054)	(113,300)

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		49,868		(733)		(23,758)	(19,931)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(60,365)		7,426		(106,570)	(89,404)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		359,057		298,692		306,118	256,810

CASH AND CASH EQUIVALENTS, END OF YEAR	W	298,692	W	306,118	W	199,548	$167,406

     (continued)

HANARO TELECOM, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions)						(In thousands)
CASH PAID FOR INTEREST	W	101,395	W	143,755	W	125,291	$105,110
CASH REFUNDED (PAID) FOR INCOME TAX		7,352		2,289		(1,030)	(864)
TRANSACTIONS NOT INVOLVING CASH:
Transfer of long-term loans to current portion		11,146		6,842		13,830	11,602
Transfer of inventories to property and equipment		94,826		59,374		41,801	35,070
Transfer of debentures to current portion		181,500		849,330		264,688	222,054
Transfer of long-term debt to current portion		32,767		187,454		103,271	86,637
Transfer of long-term obligation under capital lease to current portion		35,733		38,376		87,297	73,236
Transfer of Asset Backed Securities payable to current portion		99,618		146,024		32,510	27,273
Recognition of gain (loss) on valuation of available-for-sale securities as capital adjustments		1,151		(3,761)		(3,496)	2,933
Transfer of construction in progress to property and equipment		320,136		152,918		125,045	104,904
Transfer of construction in progress to intangibles		—		16,429		—	—
Increase of long-term loans accompanied by long-term debt		—		7,000		—	—
Acquisition of property and equipment under long-term lease obligation		43,407		20,526		98,230	82,408
Transfer of other current liabilities to long-term deposits received		—		—		17,121	14,363
Transfer of short-term loans to long-term loans		—		10,028		—	—

See accompanying notes to consolidated financial statements.

HANARO TELECOM, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2002 AND 2003

1. GENERAL:

(1) Hanaro Telecom, Inc.

Hanaro Telecom, Inc. (“Hanaro”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). Hanaro was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, Hanaro’s stock was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). Hanaro issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

Hanaro commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties in Korea as of December 31, 2003. On December 12, 2002, Hanaro received a license to provide domestic long-distance calls and international calls from the MIC and will begin to provide the service in 2004.

Hanaro’s headquarters is located in Seocho-Gu, Seoul. Hanaro has 10 domestic branches. Hanaro has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Dreamline Corporation.

As of December 31, 2002 and 2003, the shareholders of Hanaro are as follows:

	2002		2003
		Percentage of		Percentage of
	Number of shares	ownership (%)	Number of shares	ownership (%)
Newbridge Asia HT, L.P.	—	—	49,535,799	10.72
AIF II NT, Ltd.	—	—	38,456,250	8.32
AOF NT, Ltd.	—	—	24,721,875	5.35
Samsung Electronics Co., Ltd.	23,542,281	8.43	23,542,281	5.09
United Classic Investment Limited	—	—	20,392,746	4.41
Dacom Corporation	19,754,656	7.07	19,754,656	4.27
HT Holding IX, L.P.	—	—	12,818,750	2.77
Daewoo Securities Co., Ltd.	12,000,000	4.30	12,000,000	2.60
LG Corp.	11,175,047	4.00	11,175,047	2.42
Employee Stock Ownership Association	2,995,840	1.07	2,854,906	0.62
Others	209,854,856	75.13	246,882,870	53.43

	279,322,680	100.00	462,135,180	100.00

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

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

		Ownership
	Year control was	percentage (%)
Subsidiaries	obtained	2002	2003	Primary business
Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management of Hanaro Telecom, Inc.
Hanaro Telephone & Internet Information, Inc.	2002	99.99	99.99	Customer Q & A and service
Hanaro WEB(n)TV	2000	90.91	90.91	Broadcasting & telecommunication
Hanaro Telecom America, Inc.	2000	100.00	100.00	Telecommunication service

Hanaro’s ownership percentage in Dreamline Corporation decreased from 32.18% to 26.28% due to the third party’s investment into Dreamline Corporation on November 17, 2003. As a result, Dreamline Corporation and its 37.19%-owned subsidiary, HanaroDream, were excluded from the consolidated financial statements as of December 31, 2003.

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

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,192.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

Hanaro and its domestic subsidiaries prepared its financial statements in accordance with the Statements of Korea Accounting Standards (“SKAS”), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 — “Interim Financial Reporting”, No.3 — “Intangible Assets”, No.4 — “Revenue Recognition”, No.5 — “Tangible Assets”, No.6 — “Events Occurring After Balance Sheet Dates”, No.7 — “Capitalization of Financing Costs”, No.8 — “Investments in Securities”, No.9 — “Convertible Securities” and No.10 — “Inventories”. The comparative financial statements were restated applying the above accounting standards. This restatement does not affect the net loss and net assets of the prior period.

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

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

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

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and, money market deposit accounts and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible individual accounts and historical bad debt experience.

The increase in the provision and allowance is consistent with the Company’s increase in operating revenues.

Changes in allowance for doubtful accounts of trade receivables and accounts receivable-other for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Amount
	2001		2002		2003
Beginning of year	W	1,013	W	5,022	W	21,170
Provision		2,760		16,589		25,059
Write-offs		(25)		(440)		(1,570)
Changes in consolidated subsidiaries		1,274		(1)		(4,256)

End of year	W	5,022	W	21,170	W	40,403

The Company reclassified the trade receivables from Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded W685 million of the difference between the trade receivables and the discounted present value as provision for doubtful accounts in 2003.

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

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount.

The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings, capital surplus or to capital adjustments.

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

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	50 years
Machinery	8 years
Vehicles and other	5~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. Interest capitalization for the years ended December 31, 2001 and 2002 are as follows (won in millions):

	2001		2002		2003
Total interest incurred	W	112,649	W	173,583	W	139,330
Charged to expense		(107,231)		(169,412)		(139,330)

Interest capitalized	W	5,418	W	4,171	W	—

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

Estimated Useful Lives
Goodwill	5 years
Industrial property rights	5-10 years
Cable line usage rights	15-20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants are allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W28,027 million and W25,649 million as of December 31, 2002 and 2003, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W295 million and W149 million as of December 31, 2002 and 2003, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of W3,638 million and W1,624 million as of December 31, 2002 and 2003, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Amount
	2001		2002		2003
Beginning of year	W	10,832	W	21,419	W	28,027
Severance payments		(3,524)		(5,786)		(15,556)
Provision		12,572		13,646		15,224
Changes in consolidated subsidiaries		1,539		(1,252)		(2,046)

		21,419		28,027		25,649

National Pension Fund for employees		(371)		(295)		(149)
Severance insurance deposits		(3,308)		(3,638)		(1,624)

End of year	W	17,740	W	24,094	W	23,876

In 2003, the Company paid retirement bonus amounting to W4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,186.30 and W1,192.60 to US $1.00 at December 31, 2002 and 2003, respectively.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the year. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the tax rate in effect at each balance sheet date.

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

Net Loss Per Share

Net loss per share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period.

For comparability, the Company recalculated the weighted average number of common shares for the years ended December 31, 2001 and 2002 due to the issuance of new shares in 2003 at lower price than market in accordance with Interpretation 29-54 of the Financial Accounting Standards in Korea.

Basic and diluted loss per share for the years ended December 31, 2001, 2002 and 2003 are computed as follows:

	Amount
	2001		2002		2003
Net loss (won in millions)	W	(245,902)	W	(125,025)	W	(161,299)
Weighted average number of common shares outstanding (In thousands)		285,440		298,251		321,310

Basic and diluted loss per share (won)	W	(861)	W	(419)	W	(502)

Bonds with warrants and stock options were not included in computing diluted loss per share in 2001, 2002 and 2003, respectively, because their effects were anti-dilutive.

Comparative Presentation

Certain accounts of prior years’ financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net losses and net assets of the prior periods.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2002 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2003	2002		2003
Cash on hand	—	W	14	W	5
Passbook accounts	0.1		6,327		3,797
Time deposits	—		21,171		—
Commercial paper	3.3		—		194,234
Money Market Funds	—		214,100		—
Repurchase agreements	—		10,000		—
Specified money trust	—		42,740		—
Fixed interest instruments	—		10,000		—
Money Market Deposit Account	2.5		1,766		1,512

		W	306,118	W	199,548

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1)	Short-term financial instruments as of December 31, 2002 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2003	2002		2003
Time deposits	3.7 ~ 5.0	W	104,476	W	186,120
Repurchase agreements	3.9 ~ 4.3		25,067		7,000
Money Market Deposit Account	3.4		—		26,752
Specified money trust	—		20,956		—

		W	150,499	W	219,872

(2)	Long-term financial instruments as of December 31, 2002 and 2003 are as follows (won in millions):

	Interest rate per annum (%)	Amount
	2003	2002		2003
Deposits for checking accounts	—	W	23	W	7

5. RESTRICTED DEPOSITS:

As of December 31, 2002 and 2003, the following deposits are subject to withdrawal restrictions as guarantees for debt repayment, severance payments and other reasons (won in millions):

	Amount
	2002		2003
Short-term financial instruments:
Time deposits	W	79,749	W	183,520
Repurchase agreements		14,000		2,000
Money Market Deposit Account		—		26,752

		93,749		212,272

Long-term financial instruments:
Deposits for checking accounts		23		7

	W	93,772	W	212,279

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002				2003
	Acquisition cost		Book value		Acquisition cost		Book value
Trading securities:
Beneficiary certificates	W	25,000	W	17,630	W	—	W	—
Money market funds		—		—		579		273

		25,000		17,630		579		273

Held-to-maturity securities:
Collateralized bond obligation		2,860		1,140		1,540		—
Government bonds		153		181		117		116

		3,013		1,321		1,657		116

	W	28,013	W	18,951	W	2,236	W	389

7. LONG-TERM INVESTMENT SECURITIES:

(1)	Long-term investment securities as of December 31, 2002 and 2003 consist of the following (won in millions):

	2002			2003
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	W	4,505	0.37	W	3,764
IMRI Co., Ltd.	0.63		64	0.63		11
Netsecure Technology, Inc.	2.35		166	2.35		108
C.C.S., Inc.	—		—	7.22		1,894

			4,735			5,777

Non-listed equity securities:
Korea Information Assurance, Inc.	0.47		100	0.47		100
Media Valley, Inc.	5.44		256	—		—
C.C.S., Inc.	10.00		4,500	—		—
CCR Inc.	2.08		1,780	2.08		484
Dauinternet, Inc.	0.71		1,100	0.71		28
Korea Digital Cable Media Center	27.23		550	12.35		550
Nae-Il Network Co., Ltd. and others			17,032			3,310

			25,318			4,472

	2002			2003
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Investments in funds:
Engineering Benevolent Association	0.03	W	14	0.03	W	14
KDBC Hanaro Interventure Fund	31.00		3,100	31.00		3,100
Dream Venture Fund 1	50.00		3,000	—		—
Others	—		40	—		61

			6,154			3,175

			36,207			13,424

Held-to-maturity securities:
Investments in funds:
Hana Dream Limited Co.	5.00		1	5.00		1
Hanafos Securitization Specialty Co., Ltd.	2.00		—	2.00		—

			1			1

Debt securities:
Government and municipal bond			4			16
G.P.S. Korea Inc.			—			2
Hanafos Securitization Specialty Co., Ltd.			9,000			9,000
Best Pool Securitization Specialty Co., Ltd.			—			201
New KB STAR Guarantee ABS Specialty Co., Ltd.			—			1,120
Subordinate bonds owned by Dreamline Corporation			11,316			—

			20,320			10,339

			20,321			10,340

		W	56,528		W	23,764

(2)	Listed equity securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002				2003
	Acquisition cost		Fair value		Acquisition cost		Fair value
LG Telecom Co., Ltd.	W	5,396	W	4,505	W	5,396	W	3,764
IMRI Co., Ltd.		800		64		800		11
Netsecure Technology, Inc.		1,399		166		1,399		108
C.C.S., Inc.		—		—		4,740		1,894

	W	7,595	W	4,735	W	12,335	W	5,777

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3)	Non-listed equity securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002		2003
	Book Value		Acquisition cost		Net asset value		Book Value
Korea Information Assurance, Inc.	W	100	W	100	W	85	W	100
Media Valley, Inc.		256		—		—		—
C.C.S., Inc.		4,500		—		—		—
CCR Inc.		1,780		1,780		484		484
Dauinternet, Inc.		1,100		1,100		28		28
Korea Digital Cable Media Center		550		500		399		550
Nae-Il Network co., Ltd. and others		17,032		13,261		2,373		3,310

	W	25,318	W	16,741	W	3,369	W	4,472

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of W6,357 million and W3,385 million in 2002 and 2003, respectively, charged to current operations as impairment loss on long-term investment securities.

(4)	Debt securities as of December 31, 2002 and 2003 are as follows (won in millions):

	2002				2003
	Acquisition cost		Book value		Acquisition cost		Book value
Government and municipal bonds:	W	4	W	4	W	16	W	16
Corporate bonds:
G.P.S. Korea Inc.		—		—		2		2
Subordinate debt investments:
Hanafos Securitization Specialty Co., Ltd.		9,000		9,000		9,000		9,000
Best Pool Securitization Specialty Co., Ltd.		450		—		450		201
New KB STAR Guarantee ABS Specialty Co., Ltd.		—		—		1,120		1,120
Subordinate bonds owned by Dreamline Corporation		11,316		11,316		—		—

	W	20,770	W	20,320	W	10,588	W	10,339

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of December 31, 2002 and 2003 are as follows (won in millions):

	2002			2003
	Ownership			Ownership
	percentage (%)	Book value		percentage (%)	Book value
Dreamline Corp.	—	W	—	26.28	W	9,565

(2)	Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

	Amount
									Changes in
	Acquisition		Net asset		Beginning				consolidated
2003	cost		value		of year		Loss(*)		subsidiaries		Book value
Dreamline Corp.	W	39,530	W	24,894	W	—	W	(23,142)	W	32,707	W	9,565

     (*) Loss on valuation using the equity method

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2002 and 2003 are as follows (won in millions):

	Interest per
	annum (%)	Amount
		2002				2003
		Short-term		Long-term		Short-term		Long-term
Loans to employees for share ownership	—	W	—	W	16,373	W	8,808	W	4,588
Loans to employees for housing	2.0		1,148		6,740		1,382		8,226
Other	—		109		99		98		41

			1,257		23,212		10,288		12,855
Less: discount on present value			(25)		(3,357)		(401)		(2,069)

		W	1,232	W	19,855	W	9,887	W	10,786

10.	PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company’s PC-PLUS I and II program, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. W27,056 million and W5,836 million are recorded as prepaid expenses as of December 31, 2001 and 2002, respectively.

11.	PROPERTY AND EQUIPMENT:

Changes in property and equipment for the years ended December 31, 2002 and 2003 are as follows (won in millions):

2002:

	Amount
							Changes in
	Beginning of						consolidated
	year		Increase		Decrease		subsidiaries		End of year
Land	W	153,703	W	4,325	W	—	W	(66)	W	157,962
Buildings		237,251		19,669		—		(228)		256,692
Structures		3,574		33		—		—		3,607
Machinery		3,193,438		410,232		12,943		(1,184)		3,589,543
Vehicles		859		45		116		—		788
Other		59,538		2,722		2,624		(1,735)		57,901
Construction in progress		101,601		160,315		176,795		—		85,121
Machinery in transit		268		419		226		—		461

		3,750,232		597,760		192,704		(3,213)		4,152,075

Less: Accumulated depreciation
Buildings		11,302		5,328		—		(17)		16,613
Structures		230		89		—		—		319
Machinery		570,651		405,809		4,241		(371)		971,848
Vehicles		375		121		93		—		403
Other		21,085		9,407		1,342		(572)		28,578

		603,643		420,754		5,676		(960)		1,017,761

	W	3,146,589							W	3,134,314

2003:

	Amount
							Changes in
	Beginning of						consolidated
	year		Increase		Decrease		subsidiaries		End of year
Land	W	157,962	W	385	W	70	W	(315)	W	157,962
Buildings		256,692		49,593		163		(1,373)		304,749
Structures		3,607		2		—		(3,363)		246
Machinery		3,589,543		342,692		117,412		(520,961)		3,293,862
Vehicles		788		33		283		(107)		431
Other		57,901		5,619		611		(15,900)		47,009
Construction in progress		85,121		64,961		125,045		(1,189)		23,848
Machinery in transit		461		69		469		—		61

		4,152,075		463,354		244,053		(543,208)		3,828,168

Less: Accumulated depreciation
Buildings		16,613		6,548		9		(83)		23,069
Structures		319		12		—		(293)		38
Machinery		971,848		406,957		47,200		(103,039)		1,228,566
Vehicles		403		76		199		(82)		198
Other		28,578		6,316		270		(9,248)		25,376

		1,017,761		419,909		47,678		(112,745)		1,277,247

	W	3,134,314							W	2,550,921

Depreciable assets are insured for fire and other casualty losses up to W2,315,810 million and W1,614,632 million as of December 31, 2002 and 2003, respectively.

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is W139,010 million and W159,855 million as of December 31, 2002 and 2003, respectively.

The Company recorded W61,333 million of loss on disuse of property and equipment in December 2003 due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

12.	INTANGIBLES:

(1)	Intangibles as of December 31, 2002 and 2003 are as follows (won in millions):

	Amount
	2002		2003
Goodwill	W	6,742	W	3,287
Intellectual proprietary rights		111		15
Cable line usage rights		39,757		45,397
Development costs		999		2,716
Land rights		70		66
Other intangibles		1,348		—
Negative goodwill [Note 12(5)]		(26,845)		—

	W	22,182	W	51,481

(2)	Amortization of intangibles for the years ended December 31, 2001, 2002 and 2003 is as follows (won in millions):

	Amount
	2001		2002		2003
Goodwill	W	3,751	W	481	W	3,455
Intellectual proprietary rights		17		7		17
Cable line usage rights		715		1,825		2,415
Development costs		13,990		6,886		3,346
Land rights		4		4		4
Other		309		510		—

	W	18,786	W	9,713	W	9,237

(3)	Changes in development costs (intangibles) for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Amount
	2001		2002		2003
Beginning of year	W	7,066	W	3,113	W	999
Increase		10,649		6,633		5,063
Amortization		(13,990)		(6,886)		(3,346)
Recognition of impairment loss		(612)		—		—
Changes in consolidated subsidiaries		—		(1,861)		—

End of year	W	3,113	W	999	W	2,716

(4)	W7,133 million, W4,784 million and W4,891 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2001, 2002 and 2003, respectively.

(5)	Negative goodwill of W29,938 million accounted for in accordance with the purchase method on December 24, 2001 was excluded from the Company as of December 31, 2003 due to the decrease of Hanaro’s percentage ownership in Dreamline from 32.18% to 26.28%.

Changes in negative goodwill for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Amount
	2001		2002		2003
Beginning of period	W	—	W	29,938	W	26,845
Changes in consolidated subsidiaries		29,938		—		(26,845)
Amortization		—		(3,093)		—

End of year	W	29,938	W	26,845	W	—

13.	LEASES:

(1)	The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and KRX Co., Ltd. The payment schedule for the operating leases is as follows (won in millions):

	Amount
	Underground facilities
Year	and leased lines		Automobiles		Total
2004	W	19,934	W	796	W	20,730
2005		19,934		771		20,705
2006		19,757		313		20,070
2007		19,509		—		19,509

	W	79,134	W	1,880	W	81,014

(2)	The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital., Co., Ltd., Yonhap Capital Co., Ltd., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2002 and 2003, the acquisition cost of machinery and equipment under capital lease was W95,729 million and W193,959 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2002 and 2003 amount to W11,071 million and W20,071 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2003 are as follows (won in millions and dollar in thousands):

	Principal					Interest					Total
Year	Korean won		US dollars	Won equivalent		Korean won		US dollars	Won equivalent		lease payments
2004	W	60,171	$2,733	W	3,259	W	5,778	$127	W	152	W	69,360
2005		36,863	146		175		2,040	3		4		39,082
2006		10,801	—		—		354	—		—		11,155
2007		731	—		—		23	—		—		754

	W	108,566	$2,879		3,434	W	8,195	$130		156	W	120,351
					108,566					8,195

					112,000				W	8,351
Less: Current portion					(63,430)

				W	48,570

14.	SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2002 and 2003 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
	2003	2002		2003
General loans	6.00	W	55,000	W	3,000
Syndication loans	7.60		—		60,000
Issuance of commercial paper	5.43		8,000		100,000

		W	63,000	W	163,000

15.	LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of December 31, 2002 and 2003 is as follows (won in millions):

		Interest rate
		per annum (%)	Amount
		2003	2002		2003
Information promotion fund		3.58 ~ 7.25	W	180,590	W	163,813
General loans		6.99 ~ 7.60		63,984		55,000
Syndication loans		7.60 ~ 8.50		—		24,952
Asset backed loan (ABL)		—		128,764		25,902

				373,338		269,667
Less:	Current portion			(164,406)		(98,970)
	Discount on present value			—		(844)

			W	208,932	W	169,853

On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.(“Hanadream”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The balance of current portion of long-term debt related to this ABL transaction as of December 31, 2003 amounts to W25,902 million and, W11,864 million and W7,538 million was recorded as interest expense for the years ended December 31, 2002 and 2003, respectively.

(2)	Long-term debt in foreign currency as of December 31, 2002 and 2003 is as follows (won in millions, dollar in thousands):

		Interest rate
		per annum (%)	US dollars		Won equivalent
		2003	2002	2003	2002		2003
Facility loans		—	$17,337	$—	W	20,566	W	—
Syndication loans		4.41	—	63,065		—		75,212

			17,337	63,065		20,566		75,212
Less:	Current portion		(13,711)	—		(16,265)		—
	Discount on present value		—	(2,131)		—		(2,542)

			$3,626	$60,934	W	4,301	W	72,670

(3)	Debentures as of December 31, 2002 and 2003 are as follows (won in millions):

			Interest rate
			per annum (%)	Amount
Debtor		Category	2003	2002		2003
Hanaro		General debentures	6.00 ~ 8.59	W	1,133,750	W	691,000
		Bonds with warrants	—		118,630		—
					(US$100,000)		—
Dreamline		General debentures	—		208,400		—

					1,460,780		691,000
Less:	Current portion				(821,530)		(195,000)
	Discount on debentures				(21,603)		(14,247)

				W	617,647	W	481,753

(4)	On February 26, 2002, Hanaro issued bonds with stock warrants (“18th debenture”) with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. Hanaro recorded W8,246 million of accrued interest for possible early repayment as a current liability as of December 31, 2002. On September 2, 2003, the Company early repaid 18th bonds with warrants and recorded W870 million of gain on early redemption of debentures.

On March 6, 2002 and July 22, 2002, Hanaro and Dreamline repaid the full amount of the 13th and the 25th bonds with warrants, respectively, and recognized a loss on early redemption of W4,265 million and W807 million, respectively, for the year ended December 31, 2002.

As of December 31, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised for the 13th debenture (bonds with stock warrants).

During 2003, the Company early repaid W20,000 million of 1st debenture to reduce interest expense burden and recorded W308 million of loss on early redemption of debentures.

(5)	On December 10, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of December 31, 2003 is W160,164 million (short-term borrowings of W60,000 million, long-term debt in local currency of W24,952 million and long-term debt in foreign currency of W75,212 million).

In relation to the above syndication loan, the Company’s buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,937,437 million as of September 30, 2003, are provided as assignable mortgage; and some intellectual property rights are pledged as collateral.

(6)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of December 31, 2003 is as follows (won in millions and dollar in thousands):

					Long-term debt in
			Long-term debt		foreign currency
Year	Debentures		in local currency		U.S. dollar	Won equivalent		Total
2004	W	195,000	W	98,970	$—	W	—	W	293,970
2005		306,000		95,233	—		—		401,233
2006		190,000		45,023	9,460		11,282		246,305
2007		—		17,986	25,226		30,085		48,071
2008		—		12,455	28,379		33,845		46,300

	W	691,000	W	269,667	$63,065	W	75,212	W	1,035,879

(7)	Other than collateral provided to the syndication loan consortium described in the Note 15 (5), property and equipment of W142,956 million, short-term financial instruments of W78,620 million and investment securities of W3,000 million are pledged as collateral for short-term borrowings, long-term debt and debentures as of December 31, 2003.

(8)	According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, and 21st require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~W1,000 billion in each fiscal year.

16.	ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of Asset Backed Securities payable (current) as of December 31, 2003 amounts to W32,510 million and, W4,100 million, W18,382 million and W9,028 million were recorded as Asset Backed Securities payable expense for the years ended December 31, 2001, 2002 and 2003, respectively.

In May 2002, Dreamline transferred the beneficiary certificates of W93,500 million issued by a trustee bank to 1st Dreamline Securitization Speciality Co., Ltd. (“DSS”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from June 2002 to May 2005. DSS then issued Asset Backed Securities (ABS) amounting to W82,500 million on May 16, 2002, of which a subordinate debt investment of W1,500 million was purchased by the Company and W81,000 million was purchased by third party investors. The proceeds of W81,000 million from the issuance of ABS by DSS was remitted to the Company. As described in Note 1(2), Dreamline was excluded from the Company as of December 31, 2003 and W3,911 million was recorded as Asset Backed Securities payable expense for the year ended December 31, 2002.

17.	DERIVATIVES:

(1)	Swap Contract
With reference to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of this swap contract, the Company recorded W5,633 million and W13,058 million of valuation loss as capital adjustments and liability as of December 31, 2002 and 2003, respectively (won in millions and dollar in thousands).

					Valuation loss on interest swap
Financial institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount	2002	2003
IBK	2002.5 ~ 2005.5	Government bond	9.90	W 100,000	W 5,633	W	4,419
		rate+1.95
KDB	2003.12 ~ 2008.11	LIBOR+3.25	7.72	US$ 63,065	—		8,639

					W 5,633	W	13,058

(2)	Forward Exchange Contract
On December 19, 2003, the Company entered into a foreign currency forward contract, relating to syndication loan in foreign currency, with Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate at W1,190.0 per US$ against US$ 63,065 thousand. In relation to this forward contract, the Company recorded W173 million of gain on valuation of forward exchange contract for the year ended December 31, 2003.

On July 3, 2002, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. In relation to this contract, the Company recorded W1,888 million of loss on valuation of forward exchange contract and W343 million of gain on forward exchange transaction for the years ended December 31, 2002 and 2003, respectively.

The Company recorded W2,519 million of gain on valuation of forward exchange contract and W186 million of gain on transaction of forward exchange contract occurred by early repayment of 13th debenture for the years ended December 31, 2001 and 2002, respectively.

18.	SHAREHOLDERS’ EQUITY:

(1)	Capital Stock The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2003

(2)	The Company issued American Depository Shares based on 24,000 thousand common shares as authorized by the Board of Directors on March 29, 2000. Cash proceeds of W120,000 million were recorded as common stock and W278,797 million cash proceeds in excess of par value, net of common stock issuance costs, were recorded as capital surplus.

(3)	On November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value: W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W329,062 million, and the issuing cost of W19,111 million were offset against the existing paid-in capital in excess of par value.

19.	STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2003 are as follows (won in millions):

Grant Date	Employee	Number of shares	Exercise price/share		Methods	Exercise period
1999. 3. 1	Ex-CEO	50,000	W	5,630	New stock issue	2002.3.1~2007.2.28
1999.10. 1	Senior managers	120,000		19,910	New stock issue	2002.10.1~2007.9.30
2000. 3.17	Senior managers & employees	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W8,062 million was allocated over the vesting period and the compensation expense charged to operations for the year ended December 31, 2003 is W1,375 million.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows (won in millions, except per share amount):

	2001		2002		2003
Ordinary loss	W	251,103	W	130,060	W	162,657
Net loss	W	248,198	W	127,406	W	163,044
Ordinary loss per share	W	880	W	436	W	506
Net loss per share	W	870	W	427	W	507

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

20.	OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2001, 2002 and 2003 are as follows (won in millions):

	Amount
	2001		2002		2003
Salaries and wages	W	81,487	W	97,715	W	92,370
Provision for severance indemnities		11,388		11,959		13,444
Welfare		18,795		22,274		19,380
Rent		2,669		19,624		14,746
Depreciation		307,761		423,762		419,291
Advertising		40,032		42,487		27,457
Ordinary research and development cost		7,133		4,784		4,891
Utilities		13,505		17,578		19,487
Telecommunication equipment lease expenses		106,587		188,867		165,716
Bad debt		2,760		13,690		25,744
Maintenance		40,307		46,274		42,583
Selling expenses		47,090		47,259		6,408
Sales commissions		146,306		220,336		195,997
Interconnection charges		68,138		95,883		131,114
Commissions		44,900		83,874		70,859
Outsourcing services		15,539		15,607		20,519
Amortization		18,786		9,713		9,237
Other		28,152		34,740		33,549

	W	1,001,335	W	1,396,426	W	1,312,792

21.	INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 30.8 % in 2001 and 29.7% in 2002 and 2003. Income tax is calculated as follows (won in millions):

	Amount
	2001		2002		2003
Income taxes currently payable	W	107	W	578	W	341
Changes in temporary differences		(72)		505		(39)

Income tax expense	W	35	W	1,083	W	302

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31, 2002 and 2003 are as follows (won in millions):

	Amount
	2002		2003
Accrued severance indemnities	W	14,876	W	16,796
Valuation loss on marketable securities		7,370		307
Bad debts		17,807		37,851
Present value discount		4,195		(1,963)
Valuation loss on investment securities		10,430		13,809
Long-term accrued interest		8,246		—
Forward contracts		—		(173)
Valuation loss on investment securities using the equity method		—		21,400
Loss on disuse of property and equipment		—		61,333
Accrued income		(5,314)		(6,313)
Depreciation		210		259
Severance insurance deposits and other		942		(1,155)

		58,762		142,151
Loss carryforward		653,567		659,846
Less: Temporary differences excluded		(713,123)		(801,373)

		(794)		624
Tax rate (%)		29.7		29.7

Deferred income tax assets (liabilities), net	W	(236)	W	185

As of December 31, 2002 and 2003, Hanaro did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

22.	RELATED PARTY TRANSACTIONS:

(1)	Significant transactions between Hanaro and its subsidiaries during 2002 and 2003 are as follows (won in millions):

2002

	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	W	53	W	14,278	W	1,412	W	1,652
Hanaro Telephone & Internet Information, Inc.		122		27,165		122		2,702
Hanaro Technologies, Inc.		11		9,562		—		—
Hanaro WEB(n)TV		138		5,567		189		8
Dreamline Corporation		2,773		3,401		28		429
Hanaro Telecom America, Inc.		—		11,502		—		925
Hanaro Dream, Inc.		4,884		24,330		172		6,992

	W	7,981	W	95,805	W	1,923	W	12,708

2003

	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	W	166	W	20,153	W	1,522	W	1,809
Hanaro Telephone & Internet Information, Inc.		106		28,881		102		1,958
Hanaro Web(n)TV		150		3,153		223		9
Hanaro Telecom America, Inc.		—		6,987		—		623
Dreamline Corporation		3,368		8,646		1,404		469
Hanaro Dream, Inc.		6,013		20,198		583		2,574

	W	9,803	W	88,018	W	3,834	W	7,442

(2)	Transactions with shareholders for the years ended December 31, 2002 and 2003 are as follows (won in millions):

Revenues:

		Amount
	Transaction	2002		2003
Samsung	Service fee	W	4,565	W	44
Dacom	”		17,202		18,320
SK Telecom	”		9,804		9,239
Onse Telecom	”		9,768	—
LG	”		2,272		2,669

		W	43,611	W	30,272

Purchases:

		Amount
	Transaction	2002		2003
Samsung	Purchase of machinery and equipment, other	W	19,995	W	7,285
Dacom	R&D expenses and other		50,955		31,831
SK Telecom	Interconnection charges, other		26,787		38,236
Onse Telecom	Rental fee for submarine cable		6,233	—
LG	Purchase of machinery and equipment, other		22,799		20,371

		W	126,769	W	97,723

Balances with shareholders as of December 31, 2002 and 2003 are as follows (won in millions):

	Assets				Liabilities
	2002		2003		2002		2003
Samsung	W	—	W	—	W	12,324	W	5,156
Dacom		—		—		1,391		308
SK Telecom		754		783		—		6,889
Onse Telecom		—		—		624		—
LG		271		234		5,865		4,593

	W	1,025	W	1,017	W	20,204	W	16,946

23.	COMMITMENTS AND CONTINGENCIES:

(1)	The Company has been provided US$ 500 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2)	The Company has provided four blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(3)	As of December 31, 2003, the Company has overdraft agreements with KorAm Bank with a maximum line of credit of W10,000 million.

24.	SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the years ended December 31, 2001, 2002 and 2003 is as follows (won in millions):

2001	Voice		Leased Line		Broadband		Others		Total
Revenue	W	114,529	W	17,706	W	641,544	W	56,942	W	830,721
Operating loss		24,986		4,558		117,745		23,325		170,614
Tangible and intangible assets		295,534		375,647		2,330,975		145,376		3,147,532
Capital expenditures and advanced payments for property and equipment		73,113		2,391		490,226		46,676		612,406
Depreciation and amortization		35,024		11,096		263,509		16,918		326,547

2002	Voice		Leased Line		Broadband		Others		Total
Revenue	W	210,664	W	111,813	W	969,635	W	125,742	W	1,417,854
Operating income (loss)		(12,822)		7,498		29,094		(2,342)		21,428
Tangible and intangible assets		161,178		311,798		2,519,596		163,925		3,156,497
Capital expenditures and advanced payments for property and equipment		77,827		56,703		285,878		35,000		455,408
Depreciation and amortization		46,969		37,540		311,733		37,233		433,475

2003	Voice		Leased Line		Broadband		Others		Total
Revenue	W	248,964	W	37,992	W	982,693	W	113,837	W	1,383,486
Operating income (loss)		(8,577)		4,986		118,937		(44,652)		70,694
Tangible and intangible assets		558,446		16,652		1,743,778		283,526		2,602,402
Capital expenditures and advanced payments for property and equipment		56,581		6,064		245,711		42,603		350,959
Depreciation and amortization		60,298		5,657		315,208		47,365		428,528

Capital expenditures and advanced payments for property and equipment include increase of property and equipment by capital lease obligation, which is W43,407 million, W20,526 million and W98,230 million for the years ended December 31, 2001, 2002 and 2003, respectively.

25.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

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

Accordingly, Dreamline Corporation (“Dreamline”), of which Hanaro owns 32.18 % and Hanarodream Inc. (Hanarodream), a 42.14%-owned subsidiary of Dreamline, were excluded from consolidation under U.S. GAAP; rather Dreamline and Hanarodream were accounted for under the equity method as of December 31, 2002.

Summarized combined financial information of Dreamline and Hanarodream as of and for the year ended December 31, 2002, which is included in the consolidated financial statements under Korean GAAP, is as follows (won in millions):

Current assets	W	75,120
Non-current assets		505,350

Total assets	W	580,470

Current liabilities	W	284,523
Non-current liabilities		82,824

Total liabilities	W	367,347

Net assets	W	213,123

Operating revenue	W	192,934
Operating income		16,417
Net loss		6,523

(2)	Consolidation of Special-Purpose Entities (“SPE”)

Under Korean GAAP, Hanafos and Hanadream, the SPEs described in Notes 15(1) and 16, are excluded from the consolidation as Hanaro does not have control over the SPEs’ management and operations.

Under U.S. GAAP, the operations of Hanadream and Hanafos are included in the consolidation of the Company in accordance with Statement of Financial Accounting Statements (“SFAS”) No.140- “Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities” since the asset transfers were not qualified as a true sale.

Summarized financial information of Hanafos and Hanadream as of and for the years ended December 31, 2002 and 2003 is as follows:

	Korean won
	2002		2003
	(In millions)
Current assets	W	41,236	W	42,314
Non-current assets		284,858		58,201

Total assets	W	326,094	W	100,515

Current liabilities	W	227,682	W	86,104
Non-current liabilities		99,720		17,417

Total liabilities	W	327,402	W	103,521

Net assets	W	(1,308)	W	(3,006)

Operating revenue	W	28,425	W	15,742
Operating loss		(2,325)		(2,566)
Net loss		(1,333)		(1,697)

(3)	Accrued Severance Benefits

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

In August 1997, the Company’s shareholders (members of the Consortium Agreement) collectively paid W45,000 million to the Ministry of Information and Communication (“MIC”) representing a one-time charge to obtain a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Under Korean GAAP, such fees paid by the major shareholders on behalf of the Company are not required to be recorded. Under U.S. GAAP, such transaction is a capital contribution by the shareholders. Under U.S. GAAP, the license was capitalized as an intangible asset and amortized over its estimated economic useful life of 20 years. In connection with the adoption of SFAS No. 142 [See Note 25(8)], licensing cost is deemed to have an indefinite life. A deferred tax liability calculated using the Company’s statutory income tax rate of 29.7% has also been recorded, as the license asset has no tax basis to the Company.

(5)	Interest Capitalization

As explained in Note 2, under Korean GAAP, starting from January 1, 2003, interest expense is no longer capitalized. However, under U. S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended uses.

(6)	Investment Securities

Under Korean GAAP, securities are classified into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities. Under U.S.GAAP, investment securities are classified into three categories and are accounted for as follows:

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

Under Korean GAAP, securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. Held-to-maturity securities, after initial recognition, are valued at amortized cost. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. Accounting for impairment under U.S.GAAP is substantially the same under Korean GAAP.

Information included in short-term and long-term investment securities as of December 31, 2002 and 2003 is as follows:

		Korean won
				Unrealized gains				Unrealized losses
		Acquisition		Over 12		Under 12		Over 12		Under 12
2002:		cost		Months		months		Months		months		Fair value
		(In millions)
(1)	Short-term investment securities
	Trading securities	W	25,000	W	—	W	—	W	4,532	W	2,838	W	17,630
	Debt securities		3,013		23		5		1,120		600		1,321

			28,013		23		5		5,652		3,438		18,951

(2)	Long-term investment securities
	Available-for-sale securities		48,773		2,541		—		3,349		11,758		36,207
	Debt securities		20,770		—		—		450		—		20,320

			69,543		2,541		—		3,799		11,758		56,527

		W	97,556	W	2,564	W	5	W	9,451	W	15,196	W	75,478

		Korean won
				Unrealized gains				Unrealized losses
		Acquisition		Over 12		Under 12		Over 12		Under 12
2003:		cost		Months		months		Months		months		Fair value
		(In millions)
(1)	Short-term investment securities
	Trading securities	W	580	W	—	W	—	W	—	W	307	W	273
	Debt securities		1,056		—		—		—		940		116

			1,636		—		—		—		1,247		389

(2)	Long-term investment
	Available-for-sale securities		32,251		2,541		—		14,285		7,083		13,424
	Debt securities		10,588		—		—		249		—		10,339

			42,839		2,541		—		14,534		7,083		23,763

		W	44,475	W	2,541	W	—	W	14,534	W	8,330	W	24,152

(7)	Development Costs

Development costs are deferred under Korean GAAP. Under U.S.GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.

(8)	Goodwill and Other Intangibles

Under Korean GAAP, all intangibles including goodwill are amortized over their estimated useful lives and an impairment loss is recognized when their carrying amount exceeds their fair value.

Under U.S. GAAP, following the introduction of SFAS No. 142- “Goodwill and Intangible Assets”, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment, at least annually, in accordance with SFAS No.142.

The Company’s intangible assets with finite lives and intangible assets with indefinite lives including goodwill explained in Note 12 as of December 31, 2002 and 2003 are as follows:

Intangible assets with finite lives	Intellectual proprietary rights
Cable line usage rights
Land right
Other
Intangible assets with indefinite lives	Goodwill
Licensing cost [see Note 25 (4)]

The following table reconciles reported net loss under U.S. GAAP to adjusted net loss, which excludes amortization expense related to goodwill and indefinite-life intangibles, assuming the adoption of SFAS No. 142 had occurred on January 1 of each year presented:

	Korean Won
	2001		2002		2003
	(In millions)
Reported net loss under U.S. GAAP	W	(244,447)	W	(162,525)	W	(165,988)
Add: Amortization, net of tax		3,751		—		—

Adjusted net loss	W	(240,696)	W	(162,525)	W	(165,988)

(9)	Bonds with Stock Warrants

Under Korean GAAP, for the detachable warrants on bonds issued before December 31, 2002, all the proceeds from the issuance of bonds with stock warrants are accounted for as debt securities, regardless of whether the warrants are detachable or non-detachable. However, the proceeds from issuance of debt securities with detachable warrants from January 1, 2003 are allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market.

Under U.S.GAAP, the proceeds from the issuance of bonds with detachable stock warrants are allocated between the debt securities and the warrants based on their relative fair values at the time of issuance. The portion allocated to warrants is accounted for as paid-in capital.

(10)	Stock Compensation Expense

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

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No.148 — “Accounting for Stock-Based Compensation—Transition and Disclosure”—an amendment of FASB Statement No.123. SFAS No.148 provides alternative methods of transition for a voluntary change to fair value-based methods of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of SFAS No.123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the Statement are effective for financial statements for fiscal years ending after December 15, 2002.

In adopting SFAS No. 148, the Company adopted the modified prospective method in order to voluntarily change to the fair-value based method of accounting for stock-based employee compensation and as a result, the compensation cost recognized in 2002 under U.S. GAAP is the same as what would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for prior years are not restated and the effects of accounting transition are as follows:

	Korean Won
	2001		2002		2003
	(In millions)
Reported net loss under U.S. GAAP	W	(244,447)	W	(162,525)	W	(165,988)
Add: Stock-based employee compensation expense included in reported net loss		—		2,890		—
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards		(1,088)		—		—

Adjusted net loss under U.S. GAAP	W	(245,535)	W	(159,635)	W	(165,988)

A summary of status of Hanaro’s stock option plans as of December 31, 2001, 2002 and 2003, and the changes during the years ended on those dates are presented below.

	2001			2002			2003
		Weighted-average			Weighted-average			Weighted-average
	Shares	exercise price		Shares	exercise price		Shares	exercise price
Outstanding at beginning of year	1,941,566	W	17,571	1,810,642	W	17,558	1,810,642	W	17,558
Granted	—		—	—		—	—		—
Cancelled	(130,924)		17,750	—		—	(89,489)		—

Outstanding at end of year	1,810,642		17,558	1,810,642		17,558	1,721,153		17,558

Options exercisable at year-end	—			170,000			1,721,153
Weighted-average fair value of options granted during the year			—			—			—

The following table summarizes information about Hanaro’s stock options as of December 31, 2003.

		Weighted-average
		remaining
	Number of	contractual life	Weighted-average
Ranges of exercise price	options outstanding	(years)	exercise price
W5,630	50,000	0.7	W	5,630
W17,750 to W19,910	1,671,153	1.7		17,905

W5,630 to W19,910	1,721,153	1.7		17,549

(11)	Interest Rate Swap

The Company has entered into interest rate swap contracts in order to hedge the exposure to variability in cash flows from a forecasted transaction of floating rate notes. Under Korean GAAP, the Company records the valuation loss as capital adjustment.

Under U.S. GAAP, SFAS No. 133–“Accounting for Derivatives instruments and Hedging Activities”, for a derivative designated as hedging the exposure to variability in expected future cash flows that is attributable to a particular risk, the effective portion is reported in other comprehensive income and the ineffective portion is reported in earnings.

(12)	Deferred Income Taxes

Under Korean GAAP, deferred tax assets and liabilities are presented in the balance sheet as a single and non-current amount.

Under U.S. GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of the related asset or liability for financial reporting purposes.

(13)	Loans to Employees

Under Korean GAAP, loans to employees for purposes of purchasing the Company’s common stock are recorded as assets. Under U.S. GAAP, such transactions are recorded as a reduction in shareholders’ equity.

(14)	Advanced Payments

Under Korean GAAP, advanced payments, which relate to purchases of property and equipment, are included in current assets. Under U.S. GAAP, such advanced payments are included in non-current assets.

(15)	Revenue Recognition

Under Korean GAAP, activation fees and service installation service fees are recorded as revenues when billed and the related direct incremental acquisition cost are expensed as incurred.

Under U.S. GAAP, such amount should be deferred and recognized over the period of customer relationship.

(16)	Minority Interests in Consolidated Subsidiaries

Under Korean GAAP, minority interests in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.

(17)	Comprehensive Income

Under Korean GAAP, there is no requirement to present comprehensive income. Under U.S. GAAP, effective for fiscal years beginning after December 15, 1997, comprehensive income and its components must be presented in the financial statements. Comprehensive income includes all changes in shareholders’ equity during a period except those resulting from investment by, or distribution to, owners, including certain items not included in the current year’s results of operations.

Comprehensive loss for the years ended December 31, 2001, 2002 and 2003 is summarized as follows:

	Korean Won
	2001		2002		2003
	(In millions)
Net loss as adjusted in accordance with U.S. GAAP	W	(244,447)	W	(162,525)	W	(165,988)
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments		1,151		(3,761)		(2,383)
Foreign-based operations translation credit (debit)		3		(30)		2
Interest rate swap		—		(5,633)		(7,425)

Comprehensive loss as adjusted in accordance with U.S. GAAP	W	(243,293)	W	(171,949)	W	(175,794)

(18)	Statements of Cash Flows

Statements of cash flows for the years ended December 31, 2001, 2002 and 2003 under Korean GAAP do not include cash flows of Hanafos and Hanadream, which are included in the consolidation under U.S. GAAP.

Under Korean GAAP, cash flows from restricted deposits, refundable deposits and intangible assets are reported as investing activities. Under U.S. GAAP, these items are reported as operating activities. Summarized cash flows data by operating, investing and financing activities in accordance with U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 are set out below.

	Korean Won
	2001		2002		2003
	(In millions)
Net cash provided by (used in):
Operating activities	W	(9,323)	W	(64,496)	W	293,080
Investing activities		(538,750)		(260,360)		(256,719)
Financing activities		496,221		341,966		(118,106)
Decrease due to changes in consolidated subsidiaries		(32)		(700)		—

Increase (decrease) in cash and cash equivalents		(51,884)		16,410		(81,745)
Cash and cash equivalents, beginning of year		359,057		307,173		323,583

Cash and cash equivalents, end of year	W	307,173	W	323,583	W	241,838

(19)	Recently Issued Accounting Pronouncements

Effective January 1, 2003, the Company adopted SFAS No. 143–“Accounting for Asset Retirement Obligations”, which provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset and expense using a systematic and rational method over the asset’s useful life. The Company adopted this statement effective January 1, 2003. The adoption of this statement did not have a significant impact on the financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145–“Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 is effective for fiscal years beginning and certain transactions entered into after May 15, 2002. SFAS No. 145 requires gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Previously, FASB Statement No. 4 generally required all gains and losses from debt extinguished prior to maturity to be classified as an extraordinary item in the statement of operations. APB Opinion No. 30 requires that to qualify as an extraordinary item, the underlying event or transaction should possess a high degree of abnormality and be of a type clearly unrelated to, or incidentally related to, the ordinary activities of the Company, and would not reasonably be expected to recur in the foreseeable future. The adoption of this statement did not have a significant impact on the financial conditions or result of operations.

In June 2002, the FASB issued SFAS No. 146–“Accounting for Costs Associated with Exit or Disposal Activities”, which is effective for financial statements where exit or disposal activities are initiated after December 31, 2002. This statement nullifies EITF Issue 94-3- “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”, which allowed recognition of a liability for exit and disposal activities upon management’s intent to exit or dispose of an activity. This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. On January 1, 2003, the Company adopted this statement. The adoption of this statement did not have a significant impact on the financial condition or results of operations.

In November 2002, FASB Interpretation (“FIN”) No. 45–“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. The interpretation provides guidance on the guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Company has adopted the disclosure requirements of the interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Company records a liability at the fair value of such guarantees in the balance sheet. The adoption of this interpretation did not have a significant impact on the financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150–“Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS No. 150 provides guidance on how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into, or monitored after, May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not entered into any material financial instruments meeting the liability recognition requirements of SFAS No. 150. Therefore, the adoption of this statement did not have a significant impact on the financial condition or results of operations.

In January and December 2003, the FASB issued and then revised FIN No. 46–“Consolidation of Variable Interest Entities”, which is effective immediately for all variable interest entities created after January 31, 2003. Fin No. 46 must be applied for the first fiscal year or interim period ending after March 15, 2004 for variable interest entities or the first quarter of 2004. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. A primary beneficiary absorbs the majority of the entity’s losses or receives a majority of the entity’s residual returns, if they occur, or both. Where it is reasonably possible that the information about the variable interest entity relationships must be disclosed or consolidated, the Company must disclose the nature, purpose, size and activity of the variable interest entity and the maximum exposure to loss as a result of the Company’s involvement with the variable interest entity in all financial statements issued after January 31, 2003. The Company does not expect that the adoption of FIN No. 46 will require consolidation of any significant unconsolidated entities.

In April 2003, the FASB issued SFAS No. 149–“Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” In particular, this statement clarifies the circumstances in which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financial component, amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. SFAS No. 149 is applied prospectively to all contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. However, the provisions of this statement that relate to “SFAS 133 Implementation Issues,” which have been effective for fiscal quarters beginning prior to June 15, 2003, continue to be applied in accordance with their respective effective dates. The adoption of this statement did not have a significant impact on the financial statements.

(20)	Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(i)	Cash and cash equivalents, short-term investment securities, short-term borrowings: The carrying amount approximates fair value because of the nature or short maturity of those instruments.

(ii)	Other investments:
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

The estimated fair values of the Company’s financial instruments as of December 31 are summarized as follows:

	Korean Won
	2002				2003
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions)
Cash and cash equivalents and short-term investment securities	W	325,069	W	325,069	W	199,937	W	199,937
Short-term financial instruments		150,499		150,499		219,872		219,872
Long-term financial instruments		23		23		7		7
Long-term investment securities:
Practicable to estimate fair value		25,055		25,055		16,116		16,116
Not practicable		31,473		N/A		7,648		N/A
Short-term borrowings		63,000		63,000		163,000		163,000
Long-term debt, including current portion		393,904		400,734		339,795		342,307
Debentures, including current portion		1,442,174		1,464,691		673,277		678,257
Long-term obligations under capital lease, including current portion		74,232		73,718		112,000		109,528
Interest rate swap		5,633		5,633		13,058		13,058

(21)	Segment Information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. Each of the Company’s consolidated subsidiaries is an operating segment in accordance with SFAS No. 131–“Disclosures about Segments of an Enterprise and Related Information”. The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments: voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments are included in the other segment, which include entities providing real estate management services and customer services.

The accounting policies of the segments are the same as those described in Note 2, Summary of Significant Accounting Policies and Note 25– Reconciliation to Accounting Principles Generally Accepted in the United States. The Company evaluates performance based on operating income or loss before income tax.

There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

(22) Effect on Net Loss and Shareholders’ Equity

The approximate effects of the significant adjustments to net loss and shareholders’ equity, that are required if U.S.GAAP were applied instead of Korean GAAP, are summarized as follows:

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2001		2002		2003		2003
	(In millions, except per share amount)						(In thousands, except per
							share amount)
Net loss under Korean GAAP	W	(245,902)	W	(125,025)	W	(161,299)	$(135,318)

Adjustments:
Amortization of licensing cost paid by shareholders		(2,250)		—		—	—
Development costs		4,962		252		(1,717)	(1,440)
Interest capitalization		—		—		3,168	2,658
Stock compensation expense		1,088		(2,890)		—	—
Revenue recognition		346		346		346	290
Bonds with stock warrants		(4,039)		(37,328)		(7,066)	(5,928)
Changes in consolidated subsidiaries		877		6		—	—
Consolidation of SPE		471		1,689		155	130
Amortization of goodwill		—		425		425	356
Deferred tax effect of current year’s U.S.GAAP adjustments		(432)		11,084		1,393	1,169
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		432		(11,084)		(1,393)	(1,169)

		1,455		(37,500)		(4,689)	(3,934)

Net loss under U.S.GAAP	W	(244,447)	W	(162,525)	W	(165,988)	$(139,252)

Basic and diluted loss per share under U.S.GAAP (in Korean won and U.S. dollars)	W	(856)	W	(545)	W	(517)	$(0.43)

Shareholders’ equity under Korean GAAP	W	1,568,392	W	1,515,498	W	1,757,903	$1,474,751

Adjustments:
Licensing cost paid by shareholders	W	35,250	W	35,250	W	35,250	$29,572
Development costs		(1,251)		(999)		(2,716)	(2,278)
Interest capitalization		—		—		3,168	2,658
Loans to employees		(13,807)		(12,900)		(12,573)	(10,548)
Bonds with stock warrants		34,988		7,066		—	—
Changes in consolidated subsidiaries		713		(786)		—	—
Consolidation of SPE		471		2,159		2,314	1,941
Revenue recognition		(975)		(628)		(282)	(236)
Goodwill		—		425		850	713
Deferred tax effect of U.S.GAAP adjustments		(10,823)		(12,853)		(11,454)	(8,820)
Valuation allowance against deferred tax assets created by
U.S.GAAP adjustments		10,823		12,853		11,454	8,820
Changes in minority interest applying U.S.GAAP		(147,088)		(145,477)		(599)	(503)
Minority interests under U.S.GAAP		(10)		(19)		(19)	(16)

		(91,709)		(115,909)		25,393	21,303

Shareholders’ equity under U.S.GAAP	W	1,476,683	W	1,399,589	W	1,783,296	$1,496,054

(23)	Reconciliation of the Balance Sheet Accounts

The reconciliation of the significant balance sheet accounts under Korean GAAP except for the shareholders’ equity items shown above, to the approximate amounts determined under U.S.GAAP as of December 31 is as follows:

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2002		2003		2003
	(In millions)				(In thousands)
Current assets
As reported	W	749,559	W	679,236	$569,829
U.S. GAAP adjustments:
Short-term loans		—		(9,618)	(8,069)
Accrued income		—		(5,036)	(4,224)
Prepaid expenses		10,811		5,041	4,229
Changes in consolidated subsidiaries		(67,674)		—	—
Consolidation of SPEs		34,996		42,314	35,498
Deferred income tax assets		—		799	671

As adjusted		727,692		712,736	597,934

Non-current assets
As reported		3,355,226		2,707,312	2,271,235
U.S. GAAP adjustments:
Long-term loans		(12,900)		(4,135)	(3,469)
Long-term prepaid expenses		7,686		6,442	5,404
Intangibles		34,676		33,385	28,007
Interest capitalization		—		3,168	2,658
Changes in consolidated subsidiaries		(437,374)		—	—
Consolidation of SPEs		(10,180)		(9,000)	(7,550)
Deferred income tax assets		13,516		11,545	9,685

As adjusted		2,950,650		2,748,717	2,305,970

Total assets based on U.S.GAAP	W	3,678,342	W	3,461,453	$2,903,904

Current liabilities
As reported	W	1,605,367	W	796,850	$668,498
U.S.GAAP adjustments:
Unearned income		11,157		5,322	4,465
Bonds with stock warrants		(7,066)		—	—
Changes in consolidated subsidiaries		(276,295)		—	—
Consolidation of SPEs		(1,086)		24,784	20,792
Deferred income tax liabilities		—		799	671

As adjusted		1,332,077		827,755	694,426

Long-term liabilities
As reported		983,920		831,795	697,815
U.S.GAAP adjustments:
Unearned income		7,968		6,444	5,406
Changes in consolidated subsidiaries		(83,004)		—	—
Consolidation of SPEs		23,743		—	—
Deferred income tax liabilities		13,516		11,545	9,685

As adjusted		946,143		849,784	712,906

Total liabilities based on U.S.GAAP	W	2,278,220	W	1,677,539	$1,407,332

Minority interests based on U.S.GAAP	W	533	W	618	$518

(24)	Tax Effects of Temporary Differences

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, computed under U.S.GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won
	2002				2003
	Current		Non-current		Current		Non-current
	(In millions)
Deferred tax assets:
Development costs	W	297	W	—	W	807	W	—
Revenue recognition		103		84		84		—
Changes in consolidated subsidiaries		180		—		—		—

Total deferred income tax assets		580		84		891		—
Valuation allowance		(580)		13,432		(92)		11,545

Net deferred income tax assets		—		13,516		799		11,545

Deferred tax liabilities:
License fee		—		(10,469)		—		(10,469)
Changes in consolidated subsidiaries		—		(187)		—		—
Consolidation of SPEs		—		(635)		(681)		—
Bonds with stock warrants		—		(2,099)		—		(253)
Interest capitalization		—		—		(118)		(823)
Goodwill		—		(126)		—		—

Total deferred income tax liabilities		—		(13,516)		(799)		(11,545)

Net deferred income tax assets	W	—	W	—	W	—	W	—

At December 31, 2002 and 2003, the Company has available loss carryforwards of W686,475 million and W752,757 million, respectively, which may be applied against future taxable income through 2007 and 2008, respectively.

The income tax expenses under U.S.GAAP for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Korean Won
	2001		2002		2003
	(In millions)
Income tax currently payable	W	108	W	323	W	354
Deferred income taxes		(72)		127		(52)

Income tax expense	W	36	W	450	W	302

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

The difference between the actual income tax expense and the tax benefit computed by applying the statutory Korean corporate income tax rates to income before income tax for 2001, 2002 and 2003 is attributable to the following:

	Korean Won
	2001		2002		2003
	(In millions)
Income tax benefit at statutory Korean corporate income tax rate of 30.8% in 2001 and 29.7% in 2002 and 2003	W	(75,278)	W	(48,113)	W	(49,184)
Non-deductible meals and entertainment and other		1,376		708		1,143
Change in valuation allowance		75,759		45,957		47,692
Other		(1,821)		1,898		651

Actual income tax expense	W	36	W	450	W	302