Form 20-F
period 2004-12-31
hanarotelecom inc
filed 2005-06-29
CIK 1108838

As filed with the Securities and Exchange Commission on June 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period             to

Commission file number 001-15012

hanarotelecomChushikHoesa

(Exact name of Registrant as specified in its charter)

hanarotelecom incorporated

(Translation of Registrant’s name into English)

The Republic of Korea
(Jurisdiction of incorporation or organization)

Tae-pyung-ro 2-43
Chung-ku, Seoul 100-733
Korea
(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act: None

     Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Common shares, par value Won 5,000 per share	The KRX KOSDAQ Market
American depositary shares, each of which represents one common share	The NASDAQ National Market

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

     As of December 31, 2004, 462,135,180 common shares were issued and outstanding.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑      No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐      Item 18 ☑

     Unless the context otherwise requires, when we refer in this Annual Report to “hanarotelecom,” “we,” “us” and “our,” we mean hanarotelecom incorporated and its consolidated subsidiaries. All references to “Korea” and the “Republic” contained in this Annual Report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to the “MIC” shall mean the Ministry of Information and Communication of Korea. All other capitalized terms used but not defined in this Annual Report have the meanings given to them in “Glossary.”

     We publish our financial statements in Korean Won. In this Annual Report, references to “Korean Won,” “Won” or “~~W~~” are to the currency of Korea, and references to “U.S. dollars,” “U.S.$” or “$” are to the currency of the United States. This Annual Report contains translations of Korean Won amounts into U.S. dollar amounts, solely for your convenience. You should not construe these translations as representations that the Korean Won amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

Forward-Looking Statements

     We may from time to time make written or oral forward-looking statements. Written forward-looking statements may appear in documents filed with the SEC, including this Annual Report, and other reports to shareholders and other communications.

     The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. We rely on this safe harbor in making these disclosures.

     Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief and current expectations and the current belief or current expectations of our management with respect to our future results of operations and financial condition. In many, but not all cases, we use words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk” and similar expressions, as they relate to us or our management, to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, believed, estimated, expected, intended or planned. We do not intend to update these forward-looking statements.

     Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. We identify in this Annual Report, in “Item 3.D. Risk Factors,” “Item 4.B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere some, but not necessarily all, of the important factors that could cause these differences.

     We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A. Selected Financial Data

     Our selected consolidated financial data should be read in conjunction with the audited consolidated balance sheets as of December 31, 2003 and 2004, and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2002, 2003 and 2004, and the notes to the consolidated financial statements, and with “Item 5. Operating and Financial Review and Prospects,” included in this Annual Report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which were audited by Deloitte HanaAnjin LLC (formerly known as Anjin Deloitte LLC), a member firm of Deloitte Touche Tohmatsu, independent accountants.

     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in significant respects from U.S. GAAP. See note 26 to our consolidated financial statements.

	Year ended December 31
	2000		2001		2002		2003		2004
	(millions of Won, except number of shares and per share data)
Statements of Operations Data:
Korean GAAP:

Operating revenue	Won	342,804	Won	830,721	Won	1,417,854	Won	1,383,486	Won	1,449,569
Voice revenue(1)		34,089		114,529		210,664		248,964		291,186
Leased line revenue(2)		8,767		17,706		111,813		37,992		39,717
Broadband revenue(3)		284,159		641,544		969,635		982,693		985,428
Other		15,789		56,942		125,742		113,837		133,238
Operating expenses		647,415		1,001,335		1,396,426		1,312,792		1,335,639
Operating income (loss)		(304,611)		(170,614)		21,428		70,694		113,930
Non-operating expenses, net		(2,476)		(78,194)		(149,106)		(231,606)		(100,081)

Ordinary income (loss) before income tax		(307,087)		(248,808)		(127,678)		(160,912)		13,849
Income tax expense		(57)		(35)		(1,083)		(302)		(495)
Minority interest share of loss (income)		1,974		2,941		3,736		(85)		(308)

Net income (loss)	Won	(305,170)	Won	(245,902)	Won	(125,025)	Won	(161,299)	Won	13,046

Weighted average number of shares outstanding (in thousands) – Basic		257,836		285,440		298,251		321,310		462,135
Weighted average number of shares outstanding (in thousands) – Diluted		257,836		285,440		298,251		321,310		462,135
Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(1,184)	Won	(861)	Won	(419)	Won	(502)	Won	28
Dividends declared		—		—		—		—		—
U.S. GAAP:

Net income (loss)	Won	(298,351)	Won	(244,447)	Won	(162,525)	Won	(165,988)	Won	16,703

Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(1,157)	Won	(856)	Won	(545)	Won	(517)	Won	36

	As of December 31
	2000		2001		2002		2003		2004
	(millions of Won)
Balance Sheet Data:
Korean GAAP:
Working capital(5)	Won	(40,488)	Won	(303,936)	Won	(855,808)	Won	(117,614)	Won	(90,529)
Property and equipment, net		2,438,865		3,146,589		3,134,314		2,550,921		2,372,845
Total assets		3,351,246		4,104,265		4,104,785		3,386,548		3,185,250
Net assets		1,667,078		1,568,392		1,515,498		1,757,903		1,778,789
Long-term indebtedness(6)		1,008,401		1,896,839		2,128,703		1,157,582		1,034,739
Capital stock		1,320,000		1,320,000		1,396,613		2,310,676		2,310,676
Total shareholders’ equity		1,667,078		1,568,392		1,515,498		1,757,903		1,778,789
U.S. GAAP:
Property and equipment, net		2,438,865		2,727,091		2,703,850		2,554,089		2,377,399
Total assets		3,384,218		3,672,451		3,678,342		3,461,453		3,232,290
Total shareholders’ equity		1,681,712		1,476,683		1,399,589		1,783,296		1,803,436

(1)	Voice revenue consists of revenue derived from services provided to fixed line customers.

(2)	Leased line revenue consists of revenue derived from services that give the subscriber the right to use a private line exclusively.

(3)	Broadband revenue consists of revenue derived from high-speed data transmission services and Internet access services.

(4)	Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding. For comparability purposes, the weighted average number of common shares for the years ended December 31, 2001 and 2002 was recalculated to reflect the issuance of new shares in 2003 at a price below market.

(5)	Working capital means current assets minus current liabilities.

(6)	Long-term indebtedness includes long-term debt in local and foreign currencies, debentures, long-term obligations under capital leases, current portion of Asset-Backed Securities payable and current maturities of long-term debt.

						As of
	As of December 31,					April 30,
	2000	2001	2002	2003	2004	2005
Other Data:
Residential subscribers	1,274,327	2,391,952	3,544,001	3,442,251	3,825,777	3,867,928
Corporate subscribers	208,682	355,816	273,377	284,893	336,430	326,082
Corporate leased lines(1)	1,488	3,216	6,709	6,480	6,057	6,353
Employees	1,501	1,519	1,576	1,489	1,532	1,580
Network route kilometers-owned(2)	6,419	8,804	12,425	15,317	17,051	17,406
Network route kilometers-leased(3)	2,887	2,991	5,487	5,821	7,429	5,020
Office buildings connected with fiber optic lines	1,304	1,608	2,978	3,131	3,216	3,262
Apartment complexes connected with fiber optic lines	3,827	4,972	6,470	7,291	7,899	8,849
Switches installed (voice)	32	37	38	38	43	43
Switches installed (data)(4)	143	156	161/140	161/149	161/168	161/188

(1)	The 6,057 leased lines in service as of December 31, 2004 included 2,812 individual Internet dedicated lines connected to corporate subscribers and 3,198 individual traditional leased lines connected to corporate subscribers. The 6,353 leased lines in service as of April 30, 2005 included 2,809 individual Internet dedicated lines connected to corporate subscribers and 3,480 individual traditional leased lines connected to corporate subscribers.

(2)	Network route kilometers-owned includes owned fiber optic lines within cities we service, including fiber optic last mile connections.

(3)	Network route kilometers-leased includes leased fiber optic lines within cities we service, including portions of our backbone, but does not include inter-city connections.

(4)	Information as of December 31, 2002, 2003 and 2004 and April 30, 2005 represents the number of ATM/routers installed.

Exchange Rate Information

     The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won announced by the Federal Reserve Bank of New York, expressed in Korean Won per U.S.$1.00. We do not intend to imply that the Won or U.S. dollar amounts could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all.

Year ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Won per U.S.$1.00)
2000	Won	1,267.00	Won	1,140.00	Won	1,267.00	Won	1,105.50
2001		1,313.50		1,293.40		1,369.00		1,234.00
2002		1,186.30		1,242.00		1,332.00		1,160.60
2003		1,192.00		1,193.00		1,262.00		1,146.00
2004		1,035.10		1,139.30		1,195.10		1,035.10
2005 (through June 23)		1,010.50		1,009.02		1,058.00		997.00

Month ending	At end of period		High		Low
	(Won per U.S.$1.00)
December 31, 2004	Won	1,035.10	Won	1,067.00	Won	1,035.10
January 31, 2005		1,026.85		1,058.00		1,024.00
February 28, 2005		1,000.85		1,044.00		1,000.85
March 31, 2005		1,015.40		1,023.85		997.50
April 30, 2005		997.00		1,019.00		997.00
May 31, 2005		1,005.00		1,009.00		997.00

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

B. Capitalization and Indebtedness

     Not applicable.

C. Reasons for the Offer and Use of Proceeds

     Not applicable.

D. Risk Factors

     Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes, “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

     Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below. The trading price of our securities could decline due to any of these factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Risks Related to the Telecommunications Industry and Our Business

     We are subject to intense competition in all of the markets in which we operate, which may subject us to intense price competition and could affect our revenues

     The telecommunications industry is highly competitive. KT Corporation is our main competitor in both the broadband Internet access services and local telephony services markets. As of April 30, 2005, KT had market share of approximately 50.7%, in the broadband services market in Korea and market share of approximately 93.8% in the local telephony services market. KT has significantly greater capital resources and owns significantly more fixed assets (including an integrated telecommunications network throughout Korea) than we do. With respect to the broadband services market, KT has an extensive fiber optic backbone network throughout Korea and is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. We believe KT is focusing its upgrading process and marketing efforts on targeted high density and high demand areas. With respect to the telephony services market, KT was the sole provider of local telephony services prior to the commencement of our operations in April 1999 and operates an extensive fixed-line network in Korea. We remain KT’s main competitor in this market with a relatively small market share. Dacom Corporation, the only other local telephony licensee, has also begun offering commercial local telephony services since January 2005. Continued upgrading or other competitive pressure by KT or Dacom could have a negative effect on our financial condition and results of operations.

     We are also facing competition from others in the broadband Internet access services market and may face increased competition in this area in the future from a variety of sources, including cable television network system operators and relay operators. Since late 2004, Dacom has been strengthening its retail broadband Internet access business by using the network facilities of Powercomm Corporation, a subsidiary of Dacom, and launching LAN-based Internet services. In June 2005, the MIC decided to grant to Powercomm a NSP license to provide retail broadband Internet access service. The detailed terms of the license, including the conditions to Powercomm providing retail broadband Internet access service, are expected to be finalized at the time the license is granted which is expected to be in September 2005. Entries by competitors such as Powercomm in the broadband Internet access market will further intensify competition in our market.

     As a result of having to compete with KT in all of our markets and potential increases in the number of additional competitors in the broadband Internet access services market, we currently encounter and expect to continue to encounter significant pricing pressure and other forms of competitive pressures. Increased price or other competition could adversely affect our revenues per subscriber, the overall profitability of our business and our financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully. In addition, future acquisitions, business combinations and alliances in the telecommunications industry may create additional competitors with resources greater than ours or strengthen existing competitors. For example, in January 2005, Dacom announced that it intends to merge its operations with Powercomm. The integration synergies generated from that merger may significantly increase the competitive strength of that combined entity. Any significant changes to the market share or resources of our competitors could have a material adverse effect on our business, financial condition and results of operations.

     The acquisition of Thrunet or any other companies, businesses or technologies could result in integration and other operational challenges and other harmful consequences relating to our overall business and results of operations

     The Thrunet acquisition, or any other future acquisitions, may be a complex, time consuming and costly process. Risks to the successful completion of the acquisition of Thrunet or any other future acquisition include:

•	potential disruptions of our ongoing business and the distraction of our management’s time and focus;

•	difficulties in integrating the systems and technologies, back office functions, personnel and customer base of Thrunet or any other acquired company with ours;

•	impairment of relationships with customers, employees and strategic partners; and

•	difficulties in integrating the accounting, management information, human resources and other administrative systems, which will prevent us from realizing an effective management structure.

     We may not succeed in addressing these risks or other problems encountered in connection with the Thrunet acquisition or any other future acquisitions. Significant or unexpected costs may be incurred during the integration process, preventing us from achieving the targeted benefits from the acquisitions. The revenue synergies and cost savings that we aim to achieve through some acquisitions may require longer periods to realize. For example, we currently estimate that positive financial impact from the acquisition of Thrunet will not be immediate, and that the acquisition will negatively impact our consolidated net income for the year ending December 31, 2005 by approximately Won 7 to 11 billion. If we are unable to resolve smoothly the problems that arise in the integration process between our business and operations and those of an acquisition target, including Thrunet, our business, results of operations, financial condition and stock price may be materially and adversely affected.

     We may not have recourse under the Thrunet acquisition agreement for losses relating to the acquisition

     Our acquisition of Thrunet is on an “as is” basis because it was being sold through an auction process by its court-appointed receiver. The acquisition agreement with the court-appointed receiver does not provide for post-closing adjustments to the purchase price or indemnities or other contractual recourse against the seller. The due diligence that we conducted with respect to Thrunet may not have been sufficient to identify and evaluate potential losses resulting from the acquisition, including unforeseen liabilities that could be asserted against us in the future as the owner of Thrunet shares. Hence, we may be exposed to potential Thrunet liabilities without meaningful recourse against the seller. Any such liabilities could have a material adverse effect on our results of operations and financial condition.

     Our Thrunet acquisition price may not be reflective of the true value of the Thrunet business

     The purchase price for the Thrunet acquisition was fixed in February 2005. Changes in the operations and prospects of Thrunet, general market and economic conditions and other factors which may be beyond the control of Thrunet may have altered the value of Thrunet, or the fair value of Thrunet’s assets. In addition, some of the publicly available information about Thrunet may not be accurate. For example, we believe Thrunet has around 900,000 to 1 million subscribers which is lower than the information published by the MIC. Although we have conducted due diligence investigation with respect to Thrunet prior to negotiating the purchase price, the Thrunet purchase price may not be reflective of the true value of the Thrunet business.

     Charges to earnings resulting from the application of the purchase method of accounting may adversely affect our financial results and the market value of our common shares

     In accordance with Korean GAAP, we will account for the Thrunet acquisition using the purchase method of accounting. We will allocate the total purchase price to Thrunet’s assets and liabilities based on the proportionate share of the fair values of those assets and liabilities. Estimating the fair value of Thrunet’s assets and liabilities involves significant judgments and a variety of assumptions. The excess of the purchase price over the fair values of Thrunet’s assets and liabilities will be recorded as goodwill, and will be required to be amortized over the estimated useful life period ranging from three to 10 years. The additional amortization expense to be incurred under Korean GAAP, which is expected to be around Won 13 to 16 billion for the year ending December 31, 2005, will negatively affect our earnings per share. In addition, to the extent the value of goodwill becomes impaired, we may be required to incur material charges relating to the impairment of goodwill. If the anticipated benefits of the Thrunet acquisition are not achieved, our financial results, including earnings per share, and the market value of our common shares will be further adversely affected.

     We may not be able to maintain a high level of broadband subscriber growth because of Korea’s high broadband penetration rate

     The Korean telecommunications industry is one of the most developed in Asia, particularly in terms of broadband penetration. According to data derived from the MIC, the broadband penetration rate, as a percentage of Korean households with broadband Internet access, had reached 78% as of April 30, 2005, and broadband subscribers increased from approximately 3.9 million as of December 31, 2000 to approximately 12.0 million as of April 30, 2005. We have benefited from this growth and currently derive most of our revenues from monthly subscription fees for our high-speed broadband Internet access services. Until recently, a primary factor in our broadband revenue growth has been our high broadband subscriber growth rate. We do not expect to maintain a high broadband subscriber growth rate because of Korea’s existing high broadband penetration rate. Accordingly, our ability to generate additional revenues from our broadband operations will depend substantially on our ability to retain our existing broadband subscribers and increase the usage of our services by providing competitive and technologically up-to-date broadband and value-added services. The profitability of our broadband business and our overall financial condition may be adversely affected if we fail to retain our existing subscribers or increase the usage of our services, or develop other sources of revenue, in a cost-effective manner.

     The telecommunications industry is capital intensive and subject to rapid changes in technology

     The telecommunications industry is capital intensive and subject to rapid and ongoing technological changes. In particular, Korea is experiencing the beginning of convergence between voice, data and broadcasting, and fixed line and mobile, technologies. Government initiatives or policies, changing market demands and consumer trends and new technological advances may require us to adopt new technologies which could render our existing technology less competitive or obsolete. For example, the Government is currently envisioning a Broadband Converged Network which will combine broadband and mobile technologies and include terrestrial and satellite video broadcasting. This rapid technological evolution has had, and will continue to have, a significant impact on the speed and quality of our services and, in turn, the pricing of our services. In addition, we may require substantial capital expenditure and access to related and enabling technologies in order to develop and integrate any new technology with existing platforms and to comply with new industry standards, including any implementation of the Broadband Converged Network. We may be unable to integrate new technology into our network infrastructure in a timely and cost-effective manner, which could have a material adverse effect on the value of our network, business, financial condition and results of operations and on our ability to compete with other operators who implement the new technology more successfully. There can also be no assurance that new technology adopted by us will be profitable.

     The Government has had, and continues to have, significant control and influence over the development of the telecommunications industry in Korea

     The Government has had, and continues to have, significant control and influence over the development of the telecommunications industry in Korea. Under Korean law, the Government, primarily through the MIC, has authority to regulate the telecommunications industry. The MIC is responsible for, among other things, licensing telecommunications operators, monitoring the rates charged by some telecommunications operators, including us, and setting standards and policies which affect pricing, competition, marketing, foreign investment, frequency allocation, technology choices, recommended levels of research and development spending, interconnection fee and other arrangements. Each agreement for interconnection with other service providers is subject to approval by, or reporting requirements to, the

Korea Communications Commission. In addition, if the Communications Commission finds that we are engaged in unfair business practices, including the implementation of a pricing structure that restricts fair competition or which is against the interests of our service users, it may order us to take corrective measures or impose an administrative fine of up to 3% of our average annual revenues for the three years preceding the violation. The Government also regulates the Internet exchanges through which all broadband networks are connected to the Internet. See “Item 4.B. Business Overview—Korean Telecommunications Laws and Regulations” for a description of the regulatory environment in Korea. No assurance can be given that the Government will not change existing regulations, or impose additional regulations, that will have an adverse effect on our business and results of operations, particularly in light of increasing technological convergence.

     For example, the Presidential Enforcement Decree of the Telecommunications Business Law currently prohibits any telecommunications service provider from offering bundled sales of telecommunications services or products that the MIC determines to be adverse to consumer interests. In making this determination, the MIC may weigh the advantages of cost-savings or increased convenience for the consumer as a result of the bundling against the disadvantages of any anti-competitive effects of the bundling. If the MIC determines our bundled sales to be adverse to consumer interests and the MIC were to exercise its discretion to prohibit us from offering bundled services, this could have a material adverse effect on our financial condition and results of operations.

     In general, the MIC has promoted, and continues to promote, fair and effective competition in the telecommunications industry and we have benefited significantly from such policy initiatives. The MIC’s facilities provision policy, which requires dominant operators to provide their essential facilities to competitors upon request, and local loop unbundling regulations, under which we can use KT’s local loop facilities, have allowed us and other competitors to compete more effectively with dominant operators which may have more capital resources than we do. In particular, the MIC’s designation of KT as a dominant operator in the local telephony services market has been effective in preventing KT from exercising its market power. As a dominant operator, KT is subject to more stringent regulations and restrictions on its ability to change its local telephony rates. There can be no assurance that the MIC will continue to promote competition in the telecommunications industry and any reduction in the MIC’s support for competition could have a material adverse effect on our results of operations and financial condition.

     The finding by the Korean Fair Trade Commission that we are guilty of horizontal collusion with other telecommunications companies could result in fines, other criminal and civil liabilities and a significant change in our competitive environment

     We, along with several other telecommunications companies, have been the subject of an investigation by the Korean Fair Trade Commission, or the FTC, into horizontal collusion, including formation of a price cartel, among the telecommunications companies with respect to leased line, broadband, local telephony and domestic long distance telephony services. In May 2005, the FTC announced that, together with KT, we are guilty of horizontal collusion with respect to local telephony and leased line services. The FTC also announced that it will impose an aggregate fine of Won 2.4 billion against us with respect to the horizontal collusion in those service areas. Although the FTC has not yet completed its investigation with respect to broadband and domestic long distance telephony services, the FTC is expected to find us and several other telecommunications companies guilty of horizontal collusion in the other service areas. The FTC is expected to make its final determinations with respect to the other services, including the amounts of fines, by the end of June 2005. The FTC has the power to impose a fine of up to 5% of our total revenues derived from the collusion. The sanction level will be determined by considering the totality of circumstances such as the size of the relevant businesses affected by the collusion, our role in forming the collusion, the period of the collusion being maintained and the impact of the collusion on consumers in the respective markets. The FTC decision may also result in criminal and civil liability against us or our officers and employees. Following the announcement about the FTC decision, a citizen activist group announced its intention to solicit subscribers harmed by the horizontal collusion to file a civil lawsuit against us and KT to seek damages based on the FTC conclusions. If a lawsuit is filed and damages are awarded to the plaintiff in such lawsuit, we may face additional actions based on similar grounds by other subscribers. In addition, the FTC decision and the outcome of any possible related lawsuit may affect the competitive environment in which we operate.

     Our licenses from the MIC are subject to certain conditions and may be subject to future conditions imposed by the MIC

     We operate our telecommunications businesses pursuant to various licenses granted by the MIC. See “Item 4.B. Business Overview—Licensing.” The MIC may suspend or revoke our licenses or impose fines on us under certain circumstances, including the violation of telecommunications laws and regulations and the breach of any conditions of the relevant license. Although we believe we are in general compliance with telecommunications laws and regulations and the conditions of our licenses, suspension or revocation of any license required for us to operate any of our telecommunications businesses would have a material adverse effect on our business, financial condition and results of operations.

     We outsource a significant portion of our sales force needs. Our lack of direct control over our outsourced sales force’s actions may materially affect our sales and marketing efforts

     As of April 30, 2005, we had 475 employees in our marketing and sales department. However, in order to rapidly expand the coverage of our marketing and sales efforts in a cost-efficient manner, we outsource a significant portion of our sales force needs. In 2004, we acquired about 72% of our new broadband services subscribers and about 63% of our new voice services subscribers through our outside sales force. The outside sales force and its employees are not employees of hanarotelecom and the amount of control we exercise over their activities is necessarily limited. If our training, compensation and monitoring programs fail to ensure the quality and performance of our outside sales force, our sales and marketing efforts will be materially affected and our performance, including the number of new subscribers, could suffer.

     Certain major shareholders have a significant influence over our management and operations

     A consortium of investors comprised of companies or partnerships which are directly or indirectly controlled and managed by the AIG Asian Infrastructure Fund II, the AIG Asian Opportunity Fund, Newbridge Capital, Inc. and TVG Capital Partners, Ltd., owns an aggregate of 39.6% of our outstanding common shares. See “Item 7.A. Major Shareholders.” Pursuant to an investment agreement between us and those principal shareholders, we have agreed not to take certain significant corporate actions without the consent of those principal shareholders so long as they and their affiliates continue to hold an aggregate of at least 15% or more of our outstanding common shares. In addition, pursuant to certain other agreements, certain of the principal shareholders have the right, among other things, to nominate directors to our board, to nominate our chief financial officer, to make proposals to our board of directors and to discuss our business and affairs with our board of directors, officers and independent accountants. The interests of those principal shareholders may, in certain circumstances, differ from the interests of the other holders of our securities.

     The inability to lease networks from third parties could materially affect our ability to provide services

     We lease a substantial portion of our network from third parties including telecommunications operators. We lease from Korea Electric Power Corporation, or KEPCO, ancillary facilities such as electric poles and conduit ducts for use in building our own local fiber optic network and our own HFC networks. Our agreement with KEPCO to lease its ancillary facilities allows us to expand our network coverage at a lower cost. Accordingly, the termination of the lease agreements with KEPCO could have a material adverse effect on our operations. Furthermore, any failure by KEPCO to properly maintain its ancillary facilities could result in service disruptions or reduced data transmission quality.

     In areas that are not covered by our network, we have entered into non-exclusive network lease agreements with cable television network system operators, relay operators and Powercomm. Our competitors also have, or are trying to establish, relationships with these cable television network system operators, relay operators or Powercomm. We may not be able to maintain our relationships with these cable television network system operators, relay operators and Powercomm. In particular, in connection with Dacom’s marketing of LAN-based internet services, Dacom will be using Powercomm’s network. In addition, in June 2005, the MIC decided to grant to Powercomm a NSP license to provide retail broadband Internet access service. Dacom’s focus on the retail broadband Internet access market in conjunction with Powercomm may prevent us from continuing to lease our network on similar terms from Powercomm, which may require us to make significant capital expenditures to build our own last-mile connections in those areas.

     Our networks may be vulnerable to security breaches, piracy and hacking

     Despite the implementation of security measures, our networks may be vulnerable to computer viruses, piracy, hacking or similar disruptive problems. Computer viruses or problems caused by third parties could lead to disruptions of our services to our customers. Fixing such problems caused by computer viruses or security breaches may require the interruption, delay or temporary suspension of our services, which could result in lost revenue and penalties payable to affected customers.

     Breaches of our network security, including through piracy or hacking may have a material adverse effect on our earnings and financial condition and may require us to incur further expenditure to put in place more advanced security systems to prevent any unauthorized access to our networks.

     We may not generate sufficient cash flow from operations or obtain adequate financing on acceptable terms or at all to implement our business plan in the mid- to long-term

     As a result of the rapid expansion of our business and the substantial operating losses we incurred in the past, we have principally relied on equity and debt financings to fund our operations and have significant debt and debt service and repayment obligations. In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we may need to incur additional capital expenditures on enhancing our networks and expanding our subscriber base. Our actual future financing requirements will also depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. In addition, we may need to raise additional funds through long-term borrowings, the proceeds of equity and corporate bond offerings and vendor financing to acquire complementary businesses, develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures or technological or marketing hurdles. Our ability to obtain additional financing will be dependant on our future performance and market conditions, among other factors. We cannot assure you that long-term borrowings, vendor financing, or any alternative financing will be available on favorable terms, or at all. Moreover, under current Korean law our ability to sell additional voting shares to foreign investors is limited. As a result, our options to raise equity capital are more limited than other companies. If we are unable to obtain sufficient new debt or equity financing, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations.

     We will be exposed to increased risks as we expand the range of our services

     As we expand the range of our products and services beyond our traditional business lines and as the complexity of our services and network systems increases, we will be exposed to new and increasingly complex risks. We may have only limited experience with the operational risks or new technologies related to the expanded range of our services. To the extent we expand our service offerings through acquisitions, we face risks relating to the integration of acquired businesses with our existing operations. Our operational systems may prove to be inadequate and may not work in all cases or to the degree required. In addition, our efforts to offer new services may not succeed if market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

     We may be liable for information disseminated over our Internet services network

     The liability of ISPs under Korean law for information carried on or disseminated through their networks is not completely settled. New court decisions, laws, regulations and other activities regarding content liability may significantly affect the development and profitability of companies offering online and Internet access services, including us. The imposition upon ISPs of potential liability relating to information carried on or disseminated through the ISPs’ systems, such as liability for computer viruses, defamatory speech or copyright infringement, could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some services or content offerings. Any of these actions could have a material adverse effect on our business, financial condition or results of operations.

     We could be adversely affected if we experience a failure of our equipment

     We do not carry “business interruption” insurance. A major failure of our equipment or a natural disaster affecting any part of our network or equipment could have a material adverse effect on our operations.

Risks Related to Korea

     There are unique economic and political risks associated with investing in Korean companies

     We generate substantially all of our revenue from operations in Korea. Our future performance will depend in large part on Korea’s future economic growth. Adverse developments in Korea’s economy or in political or social conditions in Korea may have an adverse effect on our number of subscribers, call volumes and results of operations, which could have an adverse effect on our business.

     The pace of economic recovery in Korea over the past several years has been volatile. The economic indicators in 2001, 2002, 2003 and 2004 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.

     Developments that could adversely affect Korea’s economy in the future include:

•	financial problems relating to chaebols, or their suppliers, and their potential adverse impact on Korea’s financial sector;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	adverse developments in the economies of countries such as the United States, China and Japan, to which Korea exports, or in emerging market economies in Asia or elsewhere, which developments could result in a loss of confidence in the Korean economy;

•	social and labor unrest or declining consumer confidence or spending resulting from layoffs, increasing unemployment and lower levels of income; and

•	a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

     Developments that adversely affect Korea’s economic recovery will likely also decrease demand for our services and adversely affect our results of operations.

     Increased international tensions with North Korea could have an adverse effect on us and the market value of our common shares

     Relations between Korea and North Korea have been tense over most of Korea’s history as a republic. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks were held in Beijing, China. The third round of the six-party talks held in June 2004 ended with an agreement by the parties to hold further talks in the near future. In recent months, however, the level of tension between the two Koreas has increased. In February 2005, North Korea declared that it had developed and is in possession of nuclear weapons. It also announced withdrawal from the six-party talks on its nuclear program. Any further increase in tensions resulting, for example, from a breakdown in contact or an outbreak in military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the market value of our common shares and the ADSs.

     Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk

     Effective January 1, 2005, a new law became effective that allows class action suits to be brought by shareholders of companies listed on the KRX Stock Market or the KRX KOSDAQ Market, including us, for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports; (2) insider trading; or (3) market manipulation. This new law applies to companies such as ourselves listed on the KRX Stock Market or the KRX KOSDAQ Market whose total assets are equal to or greater than Won 2,000 billion at the end of the immediately preceding fiscal year. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, was not in compliance with the then effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statement for the fiscal year ending on December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission, the Korea Exchange, Inc., or KRX, or made publicly available. This law permits, subject to court approval, 50 or more shareholders who collectively held 0.01% or more of the shares of a company at the time when the cause of action arose to bring a class action suit against, among others, the company and its directors, officers and auditors. It is uncertain how the courts will apply this law. Class action suits can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. Although we are not aware of any basis for such suit being brought against us, nor of any such suits that are pending or threatened, any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Owning Our Shares or ADSs

     Rights of shareholders under Korean law may be different from those under the laws of jurisdictions within the United States and other countries

     Our articles of incorporation, the regulations of our board of directors, the Korean Commercial Code and the Korean Securities and Exchange Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Korean corporation. Shareholders’ rights under Korean law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Korea. For a detail discussion of the relevant provisions under the Korean Commercial Code and our articles of incorporation, see “Item 10.B. Memorandum and Articles of Association.”

     Restrictions on foreign ownership of our voting shares imposed by Korean law may depress the price of our common shares

     The Telecommunications Business Law of Korea restricts foreign ownership in voting shares of a network service provider, including us. At present, a foreign government, foreigner or any legal entity owned by a foreigner that has 15% or more of its outstanding voting shares, including stock-equivalents and investment equity such as depositary receipts, owned by a foreign government, foreigner or any specially related person as the largest shareholder may not own more than 49% of the aggregate number of the issued and outstanding voting shares of any network service provider. In the event that such foreign ownership restrictions are violated, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit and the MIC may require that corrective measures be taken to comply with the legal restrictions. In addition, the MIC may impose a mandatory performance fee on the non-complying party and the service provider may refuse to enter the violating shareholder’s shares in excess of the legal limitations in its corporate register. As of May 31, 2005, foreign ownership in our voting shares was approximately 49%, including the 39.6% share ownership held by a consortium of investors led by AIG Asian Infrastructure Fund II and AIG Asian Opportunity Fund, Newbridge Capital, Inc. and TVG Capital Partners, Ltd. The market price of our common shares may be, and may continue to be, lower because of these limitations on foreign share ownership in our voting shares. A stricter application of the rules relating to foreign share ownership may also negatively impact our share price in the future.

     Additional restrictions on acquiring a large stake in our common shares imposed by Korean law may depress the market price of our common shares

     Prior to making an investment in 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law of Korea to submit a report to a foreign exchange bank in Korea pursuant to a delegation by the Ministry of Commerce, Industry and Energy of Korea. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by the investor of its shares in the company will also require a prior report to the bank. The Telecommunications Business Law also requires the MIC to undertake a public interest review when a shareholder of a service provider becomes a controlling shareholder of the service provider. Depending on the review, which assesses the impact of the transaction on the national security, public good and order of society, the MIC may order an amendment or suspension of the relevant contract, suspension of the voting rights, or ultimately, a sale of shares. These restrictions may discourage some investors from acquiring large positions in our common shares and as a result, may have lowered, and may continue to lower, the market price of our common shares.

     Foreign exchange rate fluctuations may affect the dollar value of our ADSs and dividends payable to holders of our ADSs

     Market prices for our ADSs may fall if the value of the Korean won declines against the U.S. dollar. Although we do not expect to pay dividends in the foreseeable future, any dividends that we do declare and pay will be paid to the depositary for the ADSs in Korean won and then converted by the depositary into U.S. dollars. As a result, the U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of the Korean won declines against the U.S. dollar.

     As a holder of ADSs, you have fewer rights than a shareholder has, and you must act through the depositary to exercise these rights

     The rights of our shareholders under Korean law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, is the record holder of the shares underlying the ADSs, a holder of ADSs may not be entitled to the same rights as a shareholder. In your capacity as an ADS holder, you are not able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through the depositary.

     In addition, the Korean Commercial Code and our articles of incorporation require us, with certain exceptions, to offer shareholders the right to subscribe for new shares of our common shares in proportion to their existing ownership percentage whenever new shares of our common shares are issued. Under the deposit agreement governing the ADSs, if we offer any rights to subscribe for additional shares of our common shares, the depositary under the deposit agreement, after consultation with us, may make such rights available to the holders of ADSs or dispose of such rights on behalf of the holders and make the net proceeds available to them or, if the depositary is unable to take such actions, it may allow the rights to lapse with no consideration to be received by the holders of the ADSs. The depositary is required to make available any rights to subscribe for any securities only when a registration statement under the U.S. Securities Act of 1933 is in effect with respect to the securities or if the offering of the securities is exempt from the registration requirements under the U.S. Securities Act. We are under no obligation to file a registration statement under the U.S. Securities Act to enable holders of the ADSs to exercise preemptive rights for our common shares underlying the ADSs, and we cannot assure you that any registration statement would be filed or that an exemption from the registration requirement under the U.S. Securities Act would be available. Holders of ADSs that are not entitled to exercise preemptive rights may thereby suffer dilution of their interests.

     Future sales of ADSs and common shares could lower our share price

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

     It may not be possible for investors to effect service of process within the United States upon us or our directors or senior management, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

     We are a stock corporation organized under the laws of the Republic of Korea. Almost all of our directors and senior management reside outside of the United States. Most of our assets and those persons are located in Korea and elsewhere outside of the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or those persons or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Korea, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

Item 4. Information on the Company.

A. History and Development of the Company

     We are a stock corporation organized under the laws of the Republic of Korea. We were incorporated on September 26, 1997. Our legal and commercial name is “hanarotelecomChushikHoesa” in Korean, and “hanarotelecom incorporated” in English. Our registered office is located at Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea, 100-733, telephone number (82-2) 6266-5000. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.

     We were established as Korea’s second local call carrier. Since our inception, we have been striving to become the leading provider of high-speed Internet access, data and multimedia services in Korea. Some of the important events in the development of our business are set forth below:

•	In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea.

•	In June 1998, we registered as a specific service provider to resell or provide the same type of telecommunication services as those of domestic or foreign network service providers.

•	In October 1998, we launched our CATV high-speed Internet access services.

•	In April 1999, we launched our local call and high-speed Internet access services in Seoul, Busan, Inchon and Ulsan.

•	In March 2000, we successfully completed a global offering of our ADSs on the NASDAQ National Market.

•	In May 2000, we opened the Internet Data Center to provide server-based support in the form of co-location, dedicated server hosting and web hosting.

•	In July 2000, we launched our commercial Local Multipoint Distribution System (LMDS) service.

•	In December 2001, we acquired a controlling equity interest in Dreamline, the fourth largest broadband access provider in Korea.

•	In February 2002, we launched our wireless Local Area Network (LAN) services.

•	In April 2002, we transferred our HanaNet portal business-related assets and approximately 20 employees to a subsidiary of Dreamline, DreamX.net Co., which subsequently changed its name to HanaroDream.

•	In June 2002, we commenced providing commercial Broadband Wireless Local Loop (B-WLL) high speed wireless Internet service, which is the first of such services to be launched in Korea.

•	In August 2002, we launched our Very high bit rate Digital Subscriber Line (VDSL) service, offering data transmission speeds of up to 20 Mbps since January 2003.

•	In October 2002, we acquired a 24.75% equity interest in Korea Digital Cable Media Center, and the Fair Trade Commission of Korea approved it as our affiliated company.

•	In January 2003, we received a perpetual license to provide long distance telephony services, including inter-city and international services.

•	Mr. Yun-Sik Shin, our former chief executive officer, resigned at our annual shareholders’ meeting held on March 28, 2003. At an extraordinary shareholders’ meeting held on August 5, 2003, Mr. Chang-Bun Yoon was appointed as our new chief executive officer and representative director.

•	In June 2003, we commenced providing fixed line number portability service.

•	In November 2003, we issued new shares to a consortium of investors led by AIG, Newbridge and TVG having an aggregate value of Won 585 billion, as a result of which they acquired an aggregate of 39.6% equity interest in us. AIF II NT, Ltd. and its affiliate became our largest shareholder holding a 13.67% equity interest in us. Following such new share issuance, there was a change in certain members of our management. See “Item 6. Directors, Senior Management and Employees.”

•	In July 2004, we launched “hanarotelecom” as our new corporate identity.

•	In January 2005, we were selected by the MIC as one of the three approved applicants to receive a license to provide WiBro services. In late April 2005, however, we decided not to proceed with the WiBro business after an in-depth analysis of our future business strategies that need to address the rapidly-changing telecommunications market in Korea.

•	On June 3, 2005, we acquired Thrunet common shares representing 96.22% of Thrunet’s outstanding shares and an aggregate Won 223.3 billion principal amount of debt securities issued by Thrunet for a combined purchase price of Won 471.4 billion. On June 23, 2005, the court approved Thrunet’s application to terminate its court receivership.

     See “Item 5.B. Liquidity and Capital Resources” for a description of our principal capital expenditures for the last three fiscal years and currently in progress.

     We have not received any public takeover offers by third parties.

B. Business Overview

General

     We have been providing telecommunications services since 1999 and currently offer high-speed broadband Internet access, voice, leased line and IDC services in Korea. We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers and our network currently covers 79% of households in Korea. Our voice service comprises local, domestic long distance, international long distance and VoIP services. For the year ended December 31, 2004, we had revenues of Won 1,449.6 billion and net income of Won 13.0 billion.

     As of April 30, 2005, we had 2.76 million broadband Internet access subscribers. Our market share of Korean broadband Internet access subscribers was 22.7%. 45.6% of our broadband Internet access subscribers are using DSL technology, 52.3% are using cable modem technology and 2.1% are using other technologies, namely broadband WLL, often referred to as “B-WILL,” and wireless LAN, often referred to as “WLAN.” We are the only major provider of broadband Internet access services in Korea with a significant presence in both DSL and cable modem technology, with our major competitors predominantly providing one or the other. Broadband Internet access services accounted for 69.9% of our revenues for the year ended December 31, 2004.

     As of April 30, 2005, we had 1.41 million voice lines. We added 288,782 net voice lines in the nine-month period from August 2004 through April 2005, which represents a 25.2% growth in our voice lines and an increase in our market share of total voice lines in Korea from 5.0% to 6.2%. The recent growth is principally due to the Government’s decision, with nationwide effect in August 2004, to allow fixed-line telephony customers to retain their existing telephone numbers when they switch providers, commonly referred to as “fixed-line number portability,” and our promotion of fixed-line number portability, as well as a significant increase in the marketing of our VoIP services. In July 2004, we launched our domestic and international long distance telephony services. Voice services accounted for 20.0% of our revenues for the year ended December 31, 2004. As of April 30, 2005, 35.3% of our broadband Internet access customers use our voice lines on a bundled basis.

     We also provide leased line services and operate an Internet data center for corporate customers. These and other activities accounted for 11.9% of our revenues for the year ended December 31, 2004.

     We have a technologically advanced transmission and access network, which comprises 17,406 route kilometers of owned and 5,020 route kilometers of leased fiber optic cables as of April 30, 2005. As of April 30, 2005, we had connected 8,104 apartment complexes and 3,262 office buildings with fiber optic lines. We estimate that our network has access to approximately 12.2 million Korean households.

     We provide our broadband Internet access and voice services under the “hanafos” and “hanafone” brands, respectively. We have been voted as the best Internet service provider in Korea for the last four years and the best local telephony service provider for the last two years by the National Customer Satisfaction Index which is sponsored by the Korea Productivity Center and the University of Michigan, Ann Arbor.

     Recent Acquisitions and New Services

     Thrunet Acquisition

     On June 3, 2005, we acquired 99,240,000 Thrunet common shares and an aggregate principal amount of Won 223.3 billion of newly issued debt securities of Thrunet for a combined purchase price of Won 471.4 billion. Under the amended reorganization plan which was approved by Thrunet’s interested parities’ meeting and the bankruptcy court, Thrunet reduced its capital and as a result, the shares that we acquired represent 96.22% of Thrunet’s outstanding common shares. Through the acquisition of Thrunet, we expect to further consolidate our position as the second largest broadband Internet access provider in Korea. The Thrunet acquisition agreement requires 50% of the shares to be acquired by us to be locked up for a one year period in an account with the Korea Securities Depository. On June 23, 2005, the court approved Thrunet’s application to terminate its court receivership.

     We believe that our acquisition of Thrunet would give us an opportunity to improve our competitive position in the broadband services market, with the following benefits in particular:

•	Competitive size. Thrunet is the third largest broadband services operator in Korea. Thrunet provides most of its broadband services via cable modem and was our main competitor in this market. If we are successful in retaining Thrunet’s subscriber base and integrating its network infrastructure with our own, our acquisition of Thrunet will expand our customer base, our network coverage and our distribution channels, strengthening our competitive position in the Korean broadband services market. We believe that this combination will provide us with the opportunity to enhance our scale of operations and the range of service offerings.

•	Complementary customer bases. We believe that we will have the opportunity to expand our bundled broadband and voice service offering to Thrunet customers.

•	Synergies. We will seek to achieve cost savings through various synergies, including:

•	reducing operating expenses and capital expenditure as we integrate Thrunet’s network infrastructure, optimize network planning and jointly procure equipment;

•	reducing marketing expenses since Thrunet will no longer be a competitor of ours in the broadband services market; and

•	reducing operating expenses as result of merging Thrunet’s sales and marketing, administration, information technology and corporate functions with our own.

     For a discussion of the risks involved in our proposed acquisition of Thrunet, see “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The acquisition of Thrunet or any other companies, businesses or technologies could result in integration and other operational challenges and other harmful consequences relating to our overall business and results of operations,” “—Our Thrunet acquisition price may not be reflective of the true value of the Thrunet business,” and “—Charges to earnings resulting from the application of the purchase method of accounting may adversely affect our financial results and the market value of our common shares.”

     Combined Telecommunications and Broadcasting Service

     In November 2004, we announced our intention to develop a combined telecommunications and broadcasting service using our existing broadband network. This combined service would provide our broadband subscribers with value-added services (such as access to television broadcasts, live information, video-on-demand, games and data broadcasting) through Internet Protocol Television, commonly referred to as “IP-TV.” IP-TV is a technology that will allow subscribers to receive television broadcasts through a broadband Internet network using a signal-receiving device. We are currently conducting a technical trial of IP-TV. We believe that the value-added services to be provided through our combined service have the potential to improve customer retention and generate additional revenue. We intend to market this combined service as a bundled package of voice (using VoIP), broadband and broadcasting services, which we refer to as “Triple Play Service,” and we have recently entered into a memorandum of understanding with Korea Digital Satellite Broadcasting Co., Ltd., or Skylife, and a strategic alliance with a consortium of 12 cable television network system operators, known as the “Joong-Ang MSO,” to further bundle our Triple Play Service with broadcast media content produced by Skylife and members of the Joong-Ang MSO. In line with the Government’s BCN initiative, we and Skylife are also evaluating the joint development of combined and technologically converged telecommunications and broadcasting services.

     There can be no assurance, however, that we will be able to implement our combined service. Under the current laws and regulations, Internet access providers are not permitted to provide broadcasting services. See “—Korean Telecommunications Laws and Regulations—Other Laws.” We will not be able to provide our combined service unless the relevant laws and regulations are revised by the Government to allow for the provision of combined telecommunications and broadcasting services.

     T-Commerce Services

     On March 22, 2005, the Korean Broadcasting Commission granted us a license to provide Television-Commerce, or T-Commerce, services through Data Broadcasting. Data Broadcasting is a type of broadcasting service which delivers graphics, letters, voice and limited moving image through digital television, which may be delivered either independently or in connection with an existing television program, and which the viewers may watch “on-demand.” Services that may be provided through Data Broadcasting include, T-Commerce, weather forecasts, traffic information, news, electronic government services, network games, education and other combined services, among which T-Commerce represents the core service. A basic requirement to facilitate T-Commerce through Data Broadcasting is the establishment of a two-way broadcasting system. Once two-way broadcasting is enabled, and upon completion of digitalized broadcasting, television may be used as a household appliance that allows a two-way flow of information, which is a departure from the current one-way system of broadcasting. For example, such two-way broadcasting will allow television home-shopping consumers to directly participate in learning about the products and as a result is expected to increase the level of consumer trust in home-shopping. As a telecommunications company, we intend to utilize our experience in two-way networking systems to provide a high quality Data Broadcasting service. We plan on testing this service during 2005.

Our Services

     We currently provide broadband Internet access services, telephony services and leased line services in Korea pursuant to several wire-line based options and wireless technologies. The following table shows the numbers of subscribers or lines by business segment and technology:

	As of December 31,				As of
	2001	2002	2003	2004	May 31, 2005
Broadband:

Residential:
VDSL	—	—	165,068	272,815	331,568
ADSL	984,432	1,274,765	1,033,619	961,513	702,541
Cable Modem	920,243	1,535,973	1,457,700	1,438,649	1,452,899
Fiber optic LAN(1)	—	—	—	—	219,125
Corporate:
VDSL	—	—	66	85	85
ADSL	30,247	19,603	18,272	18,363	18,426
Cable Modem	80,357	3,717	1,619	1,143	961
B-WLL	29,917	38,293	26,715	20,187	15,933
WLAN	—	5,175	22,704	36,179	35,704

Subtotal	2,045,196	2,877,526	2,725,763	2,748,934	2,777,242

Voice lines	702,572	939,852	1,001,381	1,413,273	1,452,477
Leased lines	3,216	6,709	6,480	6,057	6,403

Total	2,750,984	3,824,087	3,733,624	4,168,264	4,236,122

     For the years ended December 31, 2001, 2002, 2003 and 2004, we had the following revenues generated by our business segments:

	Year ended December 31,
	2001		2002		2003		2004
	(billions of Won)
Broadband	Won	641.5	Won	969.6	Won	982.7	Won	985.4
Voice		114.5		210.7		249.0		291.2
Leased line		17.7		111.8		38.0		39.8
Others		57.0		125.8		113.8		133.2

Total	Won	830.7	Won	1,417.9	Won	1,383.5	Won	1,449.6

     Broadband

     We currently provide high-speed broadband Internet access services through several service offering options marketed under the brand name “hanafos.” Our broadband network coverage extends to 78.5% of households in Korea. We offer broadband Internet services to subscribers in large apartment complexes and commercial buildings through fiber optic networks and to subscribers in less densely populated residential areas through HFC cable networks. We also provide wireless broadband Internet access to medium and low density housing complexes using B-WLL technology and in high traffic areas (such as hotels and commercial centers) using WLAN technology. Residential subscribers in areas covered by fiber optic networks have the choice of two types of DSL services, namely ADSL and VDSL services. Corporate subscribers generally have the choice of ADSL, VDSL or our dedicated leased line services. Subscribers in service areas covered by HFC cable networks are provided with cable modem based services.

     The principal features of our main broadband Internet access service packages and tariff structure are set out in the table below:

			Monthly Service
Service Package	Technology	Max Speed	Charge(1)
hanafos V Dream II	VDSL	50 Mbps	Won	43,000
hanafos V Dream I	VDSL	20 Mbps		40,000
hanafos V Pro xDSL	ADSL	8 Mbps		38,000
hanafos Fiber LAN	LAN	100 Mbps		33,000
hanafos V Pro CATV	Cable Modem	10 Mbps		34,000
hanafos V Lite	ADSL, Cable Modem	4 Mbps		28,000

(1)	There is a one-time installation fee of Won 30,000. Cable or DSL modems are rented for a monthly fee of Won 8,000. Discounts on the monthly service charge are given to long-term subscribers and range from 3.0% to 11.0%. Modem rental fees have in some circumstances been waived or discounted by up to 40.0%.

     DSL (ADSL and VDSL) Services

     DSL services are provided primarily over existing copper lines in the subscriber’s premises, which are connected to our backbone network through fiber optic last mile connections. Our DSL services are targeted at subscribers in large apartment complexes. ADSL services offer Internet access transmission speeds of up to 8 Mbps and VDSL services offer data transmission speeds of up to 50 Mbps. DSL subscribers pay a monthly flat fee.

     Fiber Optic LAN

     We provide fiber optic LAN service to apartments and residential complexes hooked up to our Fiber LAN service and equipped with hanarotelecom LAN facilities. It is useful for professional users and others desiring access to the broadband internet at a lower flat price as well as for customers that frequently access services requiring symmetrical throughput (equal upload and download), such as e-Learning and e-mail Healthcare services, video chat and peer-to-peer networks. We are able to offer internet access transmission speeds of up to 100 Mbps.

     Cable Modem Services

     Our cable modem based services are currently available in 162 service areas and are delivered via HFC cable infrastructure. HFC connections to our data network allow for maximum speeds of 10 Mbps downstream and 700–800 Kbps upstream through the use of cable modems installed at our subscribers’ premises. Compared to the construction of our fiber optic network, our use of existing HFC cable lines to offer broadband Internet access allows us to expand our broadband service coverage area with lower capital expenditures. We have not invested in building out our own network in areas where we have established non-exclusive network lease agreements with cable television network system operators and Powercomm to use their HFC cable lines. As of April 30, 2005, approximately 60% of our cable modem subscribers used cable lines that we lease from cable television network system operators and Powercomm. In connection with Dacom’s focus on the retail broadband Internet access market in conjunction with Powercomm, by using Powercomm’s network, we may be prevented from continuing to lease our network on similar terms from Powercomm in the future, which may require us to make significant capital expenditures to build our own network in those areas. See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The inability to lease networks from third parties could materially affect our ability to provide services.”

     Wireless Services

     We also provide wireless last mile connections to our backbone using B-WLL and WLAN technologies. We commenced our commercial high-speed Internet access services using B-WLL communications technology in July 2000. B-WLL services are marketed primarily to medium-sized businesses and apartment complexes which are not covered by our fiber optic or HFC networks. Our B-WLL services are currently provided in 11 cities, including Seoul and Busan. We commenced providing “hanafos wing” WLAN services in April 2002, which allow Internet access through mobile devices such as notebook computers or personal digital assistants, or PDAs, equipped with a LAN card for users within the coverage of our access points. As of April 30, 2005, we provide WLAN services in approximately 309 access point areas across Korea, including high traffic areas such as hotels, subway stations, shopping malls, colleges and fast food stores.

     Voice

     We offer corporate and residential customers in Korea, local telephony, VoIP and domestic and international long distance telephony services.

     Local Telephony

     We are one of two competitors to KT, the dominant operator, in the local telephony market, the other being Dacom. Although KT has a dominant position in this market, we have increased our market share to 6.2% as of April 30, 2005. In addition to local dial tone service and other basic features such as call forwarding, call waiting, dial back and voicemail services, we offer value-added services such as wake-up call and teleconferencing services in order to distinguish our services from those available from KT.

     During the third quarter of 2004, we rolled out a nationwide marketing program, targeted at major metropolitan areas including Seoul and Busan, to promote our newly-branded “hanafone” telephony services and fixed-line number portability with the aim of increasing our telephony subscriber base. We have increased our local telephony voice lines from 736,443 residential lines and 264,938 corporate lines as of December 31, 2003 to 1,125,566 and 306,551 lines, respectively, as of April 30, 2005.

     Most of our residential subscribers receive local telephony services bundled with our DSL services. If customers subscribe for our bundled DSL and local telephony services, the monthly base fee for our local telephony service is discounted from Won 4,500 to Won 2,000 per line. We believe the ability to offer local telephony distinguishes our service offerings from that of other communication service providers, except for KT and Dacom, because it allows our subscribers to receive both data and local telephony services through a single provider and thus receive one bill for both service offerings.

     Voice over Internet Protocol (VoIP) Services

     In April 2002, we commenced providing VoIP services bundled with cable modem-based broadband Internet services to residential subscribers under the name “hanafos cable + voice,” which allow simultaneous use of high-speed Internet and local telephony services. We also provide VoIP services on an unbundled basis to corporate customers. We currently provide VoIP services in Seoul and other major municipal areas. As a result of improvements in VoIP technology and our increased marketing efforts, the number of VoIP lines increased by 371.1% to 241,997 lines as of December 31, 2004 from 51,150 lines as of December 31, 2003. As of April 30, 2005, we provided “hanafos cable + voice” services to 247,031 residential subscribers. In December 2004, the MIC decided to allow us to provide local telephony service by way of VoIP, thereby making our VoIP services eligible for fixed-line number portability provided certain conditions are met. Pursuant to these new regulations since December 22, 2004, we have been providing VoIP services as part of our local telephony service offering. For a further discussion of these regulations, see “—Competition—Voice.”

     Long Distance Telephony

     In July 2004, we launched our domestic long distance telephony service and international long distance telephony services. We promoted these new services, together with our local telephony services and the introduction of nationwide fixed-line number portability, in a nationwide marketing campaign during the third quarter of 2004.

     Leased Line Services

     We hold a license to operate leased line services on a nationwide basis in Korea. Our leased line fees vary depending on the distance and bandwidth requirements of our subscribers. Our leased line services enable high volumes of data to be transmitted quickly and reliably. We also provide back-up storage for transmitted data. We use international transmission lines with transmission speeds of over 10 Gbps to provide leased line services to countries such as the United States, Japan and China and have points of presence, commonly referred to as “POP,” facilities in the United States. Our Internet leased line services are provided to companies with LAN facilities through fiber optic cable lines. With the aim of expanding the scope of our Internet leased line services, we have entered into transit or peering agreements with 89 domestic and 140 international Internet leased line service providers.

     Other

     Internet Data Center

     We opened “N-GENE,” our IDC, in May 2000. Through N-GENE, we provide our corporate subscribers with server-based support in the form of co-location and dedicated server hosting. Co-location allows our customers to connect their servers directly to our backbone network at speeds in excess of those available through leased Internet lines. This service is targeted at corporate customers with multiple servers and for those who need broadband circuit capacity. Dedicated server hosting provides our customers with servers customized to their desired specifications. These services are connected to our backbone network at Gbps rates and allow our customers access to dedicated servers without the burden of purchasing or maintaining such servers. As of April 30, 2005, N-GENE hosted approximately 12,100 servers, mostly for corporate customers.

     Internet and Related Support Services

     Through our “hanafos.com” portal site, which is operated by our subsidiary, Hanaro Dream Corp., we offer to our subscribers a variety of basic on-line services, including personal homepages, free email services, chat services, bulletin board and social communities, and multimedia contents including movies, music, comics, animation, popular on-line games, on-line education, sports, news and television dramas. We intend to continue developing our Internet content business and maintaining a competitive position in this business through Hanaro Dream.

Sales, Marketing and Customer Service

     Sales

     We are focused on bringing our high-speed broadband Internet access, and voice services to residential users, and Internet dedicated lines and data, leased line services and IDC, to corporate users.

     Residential

     We currently outsource a significant portion of our retail sales force needs. Our outside sales force receives several weeks of training on how to sell our services. The training includes basic instruction on selling techniques, as well as classes regarding our corporate image and our services. Follow-up sessions are held to introduce new services to the sales force. Our outside sales force sells our services through the following channels:

•	Customer Centers. We have agreements with 70 customer centers and 13 service centers, most of which are located in Seoul. Service centers serve areas with population densities that are lower than the areas served by the customer centers. These customer and service centers sell our services exclusively and contributed to approximately 23% of our total sales in 2004. These centers receive a commission for each service contract and installation contract secured.

In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and sell through telemarketing.

•	Cable Television Network System Operators and Relay Operators. As of April 30, 2005, we have arrangements to sell our services with 38 cable television network system operators and 21 relay operators. These arrangements form part of the strategic alliances we have formed with these cable television network system operators and relay operators (see “—Competition—Broadband”). The cable television network system operators and relay operators in each of the areas covered by our cable network leasing arrangements have the right to sell our services within their respective areas. In the event a potential subscriber elects a non-cable service (such as ADSL) that is available in that service area, the subscriber is referred to one of our customer centers.

•	Other Agents. We use individual sales agents and small sales agencies to sell our services in our coverage areas. Our agents receive a sales commission for each new subscriber.

     Corporate

     Sales to corporate subscribers are handled through our in-house sales group. Our sales people focus on securing contracts with large commercial complexes, allowing us to install our remote terminals at their premises. After installation, sales people direct their attention to individual corporate clients within these premises. Sales people that have secured contracts with corporate clients remain the primary contacts for all aspects of the client’s needs, including further installation and customer and follow-up service. Our sales force is compensated using an incentive-based performance scheme.

     Others

     We also have agreements with providers of other services in order to further expand our sales coverage. We are a party to agreements with certain construction companies pursuant to which we install our network equipment in newly built commercial and residential buildings, which in turn allows builders to advertise their new buildings as “cyber buildings.” In order to add more Internet network game players to our subscriber base, we offer “Game Plus,” popular network games bundled with our high-speed Internet access service.

     Marketing

     We use a variety of marketing strategies and media to raise awareness of our services. Our marketing strategies include the following:

     Broadband

•	Entering into strategic alliances with cable television network system operators and relay operators to provide bundled services such as Triple Play Service.

•	Shifting our marketing emphasis from high-speed broadband Internet access services to value-added services.

     Voice

•	Marketing voice services to both existing and new broadband subscribers and new voice subscribers as a bundled service.

•	Diversifying our voice services by offering services such as VoIP and other value-added telephone services.

•	Promoting fixed-line number portability to potential voice subscribers.

     General

•	Developing a CRM system to analyze customer profiles.

•	Improving our marketing efforts through CRM analysis to increase customer retention and customer usage of our services.

     We also organize special events, such as Internet seminars, to promote our services. We spent a total of Won 26.8 billion in 2003 and Won 44.8 billion in 2004, on advertising.

     Customer Service

     We believe our emphasis on customer care differentiates us from our competitors. We have been voted by the National Customer Satisfaction Index as the best Internet service provider in Korea for the last four years and the best local access telephony service provider for the last two years. We provide 24-hours-a-day, 365-days-a-year customer support through four call centers operated by our subsidiary, Hanaro Telephone & Internet Information, Inc., or Hanaro T&I. We also have a customer claims center located within the call centers to handle subscriber claims regarding our service quality and billing. All service representatives receive two months orientation training and on-site supervisors provide additional support. All calls to the call centers are recorded and service representatives are graded periodically based on performance. We strive to answer all calls within 27 seconds. The call centers are currently receiving approximately 63,000 calls per day. We use automated answering services to respond to routine inquiries, such as account balances. Subscribers can also voice their complaints through email. Common questions or complaints are posted, together with our response, on a bulletin board on our home page. As of April 30, 2005, we employed 1,028 workers in our call centers, each working eight hour shifts. We anticipate that we will continue to hire additional customer support personnel as the size of our subscriber base increases.

     Subscribers also have face-to-face access to our representatives at our customer and service centers and to representatives at customer centers operated by cable television network system operators and relay operators with which we have non-exclusive sales arrangements. Our sales staff at our customer and service centers receive customer service training in addition to their sales training. Our in-house sales people monitor the performance of our customer and service center employees during their visits to these centers.

     Relationship with Dreamline

     In November 2001, we acquired a 32.2% equity interest in Dreamline, a broadband and leased line services provider. As a result of a third party’s investment in Dreamline in early 2004, our equity interest in Dreamline has been diluted and was 14.18% as of April 30, 2005. Accordingly, Dreamline is no longer considered our affiliate for accounting purposes.

Information Systems and Billing

     Information Systems

     We currently use an information system which consists of three separate systems: the customer support system, the operational support system and the business support system. The customer support system handles all information related to an individual subscriber, including customer care and billing information and marketing and sales data. The operational support system handles all data related to the management of our operations and acts as the interface to the network management system, which monitors the performance of our network and delivery of services on a 24-hours basis every day. This interface allows for quick identification of network faults and relays the information to our customer support system. The business support system handles data regarding internal business operations, including accounting, personnel and our assets. Our operational information system is designed to integrate all of our internal support services. The integration of our internal support services has been substantially completed.

     The integration of our operational information system allows management personnel from our customer care, sales engineering, service management, service delivery, accounting and inventory sales departments to access a single subscriber record. Accordingly, a subscriber is able to request support for any of our services with one phone call. By providing comprehensive, real-time customer information, this system is designed to enable our customer service representatives to respond faster to inquiries and to identify more cross-selling opportunities. In addition, credit history information regarding potential and existing subscribers obtained from credit analysis organizations is available through our integrated information system. This allows our sales and operational staff to suspend services to non-paying subscribers with poor credit ratings at an early stage.

     In March 2004, we implemented our “Information Strategy Planning” which aims to identify new business opportunities by analyzing the customer information contained in our operational information system, to create a transparent strategy formulation process and to promote a stable service environment. We also intend to establish CRM and knowledge management systems, an enterprise data warehouse, an enterprise information portal and a disaster recovery center by the end of 2007.

     Billing

     Our billing system is designed to allow our sales and marketing staff some flexibility in designing new pricing plans and service offerings. The subscription terms, deposit requirements and service period for each subscriber are determined in accordance with the subscriber’s credit rating. We currently provide joint billing services for subscribers who also subscribe to the long distance and international telephony services of Dacom and Onse Telecom.

     The billing system is able to process discounted billing rates for different types of calls and allows subscribers to pay for our services in several ways, including online payment or by direct debit from their bank accounts. Each subscriber may also access a detailed breakdown of services rendered on the Internet. Any bill which has not been paid for one month is actively managed. Services are suspended if a bill remains unpaid for two months and the relevant service agreement is terminated after four months of non-payment. After five months, the collection of any unpaid bill is turned over to debt collection agencies.

Competition

     Broadband

     In the high-speed broadband Internet access market, our main competition comes from KT. As of April 30, 2005, KT had a 50.7% market share of total broadband subscribers in Korea. As KT has the largest subscriber share of the broadband internet access market, the MIC announced in June 2005 that it will designate KT as the dominant operator for this market. As a result, KT may become subject to more stringent regulation and restrictions on its ability to change its broadband tariff structure. See “—Korean Telecommunications Laws and Regulations—Designation of a Dominant Operator.”

     We have also faced competition from cable television network system operators and relay operators which have been offering broadband Internet access at steep discounts in an effort to diversify their revenue sources. However, the recent classification of broadband as a facilities based service means that the cable television network system operators and the relay operators will be required to obtain a license from the MIC to provide broadband services and will become subject to more stringent regulations by the MIC. The MIC has granted the cable television network system operators and relay operators a two-year period to comply with these requirements. In addition, we have entered into over 59 strategic alliances with cable television network system operators and relay operators for the purposes of establishing mutually beneficial arrangements with respect to the provision of broadband Internet access, marketing, sales and customer services. In general, we have agreed to outsource to the cable television network system operators and relay operators our sales, marketing and customer service functions in return for our use of their last-mile connection networks and our acquisition of their broadband Internet subscriber base. For further detail on our relationship with cable television network system operators, see “Item 7.B. Related Party Transactions—Relationships with Cable Television Network System Operators.”

     Since late 2004, Dacom has been strengthening its retail broadband Internet access business by using the network facilities of Powercomm, and launching LAN-based Internet services. In June 2005, the MIC decided to grant a NSP license to provide broadband services telecommunications to Powercomm. The detailed terms of the license, including the conditions to Powercomm providing retail broadband Internet access service, are expected to be finalized at the time the license is granted which is expected to be in September 2005.

     DSL (ADSL & VDSL)

     KT is our only competitor that is not limited in the coverage of its services by the coverage of its network. KT, as the dominant telecommunications carrier, has a nationwide copper wire last mile network and an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides ADSL services and is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. KT is focusing its upgrading process and marketing efforts in our targeted high density, high demand areas and is continuing to increase the marketing of its long-reach VDSL services to single resident houses located among apartment complexes. As of April 30, 2005, KT and hanarotelecom had market shares of approximately 82.6% (based on MIC data) and 15.8% (based on MIC data), respectively, in the DSL services market in Korea.

     Cable Modem

     Thrunet has been our main competitor in the cable modem market. We, together with Thrunet and Onse Telecom, utilize almost all of Powercomm’s cable networks for the provision of our cable modem services. Our cable lease agreements with Powercomm are not exclusive and, accordingly, Powercomm may lease the cable networks we are currently leasing to additional service providers. In addition, we may be prevented from continuing our lease agreements with Powercomm on similar terms if Dacom expands its business in the retail broadband Internet access market by using Powercomm’s network. See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The inability to lease networks from third parties could materially affect our ability to provide services.” Dreamline provides services through smaller, localized cable networks owned by cable television network system operators.

     Voice

     In the local telephony market, we and Dacom are the only competitors to the dominant operator, KT. As of April 30, 2005, we and KT had a 6.2% and 93.8% market share, respectively, in the local telephony market. Dacom was granted a local telephony license in July 2004 and commenced its commercial local telephony services in January 2005. Fees charged by KT for local telephony services are currently regulated by the MIC while we are only required to report our fees charged for local telephony services to the MIC. The MIC will not allow KT to charge fees which it deems to be unreasonable and against public interest. See “—Korean Telecommunications Laws and Regulations—Designation of a Dominant Operator.” In addition, as the local common carrier, KT is under a “universal service” obligation to provide its local telephony services to all subscribers requesting service. We do not have a universal service obligation and are able to focus the roll-out of our services to areas with high density populations and households with greater than average disposable income.

     Our main competitors in the domestic and international long distance telephony markets are KT, Onse Telecom and Dacom. According to the Korea Telecommunications Operators Association, as of April 30, 2005, our share of the domestic long distance telephony market was 3.4% and KT had the largest share with 86.7%, based on the number of lines for which subscribers have designated certain operators as their preferred long distance operators.

     There are currently two types of VoIP services on offer in Korea. SSPs, which are mostly cable television network system operators and Internet portal operators, provide VoIP services which allow calls to be made but not received. VoIP services which allow calls to be made and received (often referred to as “two-way VoIP”) could only be provided, until recently, by service operators with a local telephony license. To date, we are the only significant provider of two-way VoIP using a standard eight-digit telephone number. While KT has not been pursuing this market actively, Dacom has announced its intention to provide two-way VoIP by November 2005. On October 1, 2004, the MIC announced a decree authorizing the provision of two-way VoIP service using eleven-digit number with a dialing prefix of “070.” There is currently no carrier which provides eleven-digit two-way VoIP services, mainly due to the lack of two-way connection standards, but it is expected that the eleven-digit two-way VoIP services will be made available by carriers during 2005 since the relevant companies have recently been actively cooperating amongst each other with respect to the establishment of the two-way connection. We have applied for a license to provide this type of VoIP service. Separately, the MIC adopted a set of new regulations on December 13, 2004, which allows licensed local telephony carriers, including ourselves, to provide local telephony service by way of VoIP provided that certain technical and regulatory requirements are met. These requirements include improving the voice quality to a certain level, charging VoIP subscribers different usage rates between local telephony and domestic long distance services, and providing free emergency call services. We have met these requirements, and have been providing VoIP-based local telephony service in our HFC areas since December 22, 2004. In addition, because this type of VoIP service is considered a local telephony service under the new regulations, our VoIP-based local telephony service is currently eligible for fixed-line number portability.

     Leased Line Services

     In the leased line services market there are currently seven major service providers in Korea. As of December 31, 2003, we believe our market share in terms of revenue was 4.2% while KT, with 57.9% in terms of revenue, had the largest share of the leased line market, followed by Dacom with 13.2% and Powercomm with 8.3%. Competition in this market is primarily based on price, network coverage and quality. In order to provide leased line services, a service provider must have a license to provide network services.

     Other

     In the IDC services market, there are currently three major IDC service providers in Korea: KT, Korea Internet Data Center and Hanaro (N-GENE). Competition in this market is primarily based on price and service quality. Some of these major providers are expanding their service capacities. In addition, approximately 10 small and medium-sized data centers provide IDC services similar to ours.

Licenses

     NSP License

     Under the Korean Telecommunications Business Law (Law No. 4394 of August 10, 1991, as amended), the telecommunications services that Network Service Providers, which are facilities-based telecommunications service providers (referred to as “NSPs”) may provide are restricted to those for which it has received a license from the MIC. To date, we have received the following types of NSP licenses from the MIC. In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. The founding shareholders of our company paid a one-time fee of Won 45.0 billion for such license. In August 1999, we obtained a perpetual license to provide domestic leased line services, for which we paid a one-time fee of Won 1.9 billion. In February 2000, we obtained a perpetual license to provide value-added telephone services relating to long distance telephone services and international telephone services, for which we paid one-time fees of Won 0.3 billion and Won 0.1 billion, respectively. In August 2000, we obtained a perpetual license to provide international leased line services for which we paid a one-time fee of Won 0.2 billion. In January 2003, we obtained perpetual license to provide long distance telephony services, including inter-city and international services. Additionally, in October 2004, we obtained a perpetual license to provide broadband services as a result of recent amendments to the enforcement regulations of the Telecommunications Business Law. Our licenses to provide such NSP services are subject to satisfaction of certain terms and conditions, including the following:

•	The licenses required us to make annual contributions to the Information Promotion Fund for the purpose of research and development pursuant to the Telecommunications Business Law. Only the NSPs whose total broadband, voice and leased line services revenue amount for the preceding year was more than Won 30.0 billion (provided that broadband revenue will only be counted towards this threshold from 2005 onwards) and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total broadband, voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. In the case of a dominant operator, the amount is 0.75% of such revenue. The “net profit” which the MIC will use in its determination of the amount of our contribution is calculated using the MIC accounting standards which differs in certain respects from Korean GAAP.

•	We must comply with the business plan submitted to the MIC in all material respects. If necessary, the business plan may be revised in accordance with the procedures set out in the “Guidelines for Handling of Change of Business Plan of Network Service Provider.” The initial service fee must be in compliance with the business plan. We must report to the MIC, the general terms (including the service fee of each service) together with supporting documentation.

     We are not required to pay any fees to the Government in connection with its approval of us as a network service provider.

     SSP License

     In June 1998, we also registered as a Specific Service Provider (referred to as an “SSP”). This registration is for an indefinite term. As a SSP, we are permitted to provide the following services:

•	By utilizing our own switching facilities and other telecommunications facilities owned by NSPs, resell or provide the same types of telecommunications services as those of domestic NSPs.

•	By leasing telecommunications facilities owned by other NSPs without its own switching facilities, resell the same types of telecommunications services as those of domestic NSPs.

•	By utilizing our own facilities, provide telecommunications services within a specific building.

     Our registration as a SSP requires that, prior to the commencement of commercial operations, we submit to the MIC detailed information on the location of our principal facilities and the structure of our network.

     We are not required to pay any fees to the Government in connection with our registration as a SSP.

     Cable TV Network Operator License

     Pursuant to the Integrated Cable Broadcasting Law (which was subsequently replaced by the Broadcasting Law), we were designated by the MIC in June 1999 as a network operator in the cable television industry. As a network operator, we are permitted to install, operate and lease network facilities to cable television network system operators and relay operators in 57 regions throughout Korea. No fees are required to be paid to the Government in connection with such designation.

     Our designation as a network operator requires that we establish the transmission network in compliance with the technical standard set forth in Article 25 of the Telecommunications Basic Law (Law No. 4393 of August 10, 1991, as amended) and obtain “fitness confirmation” from the MIC prior to providing network facilities to cable television network system operators under Article 80 of the Broadcasting Law. We have obtained fitness confirmations from the MIC prior to each provision of these network facilities.

     Wireless Frequency Allocation. In February 1998, we obtained the right to the WLL frequency of 2.3 GHz bandwidth for 20MHz down- and up-stream transmission. In August 1999, we obtained the B-WLL frequency of 26 GHz for 360 MHz down- and 150 MHz up-stream transmission. These rights are for an indefinite term and no fees are required to be paid to the Government in connection with such rights. In February 2002, the MIC announced its plans to allocate 100 MHz of the WLL frequency to WiBro services after June 2005.

     International Common Carrier Authorization in the United States. In July 2000, hanarotelecom America, our U.S. subsidiary, obtained a Section 214 authorization from the U.S. Federal Communications Commission. This authorization authorizes hanarotelecom America to operate as a facilities-based international common carrier and to resell the international services of authorized U.S. common carriers. On December 15, 2004, we filed an application for the liquidation of hanarotelecom America with the United States state and federal authorities. Upon liquidation, we will cease to have this authorization and our international common carrier services will be provided through DVS with which we have entered into an alliance agreement.

Interconnection

     We have entered into interconnection agreements that allow for interconnection of our telecommunication facilities and those of other telecommunications operators. These interconnection agreements allow our customers to connect to the networks of other telecommunications operators and receive telecommunications services, such as local, long distance and international call and cellular phone call services, through our network. Pursuant to the Telecommunications Business Law, a telecommunication service provider is required to enter into interconnection arrangements with any other telecommunications service provider that requests interconnection. In the event a dispute arises between interconnecting parties, the Communications Commission is to act as the arbitrator. In addition, the MIC issues guidelines regarding interconnection. The guidelines generally require that interconnection charges be based on the rates set by the MIC after examining the costs to regulated operators, such as KT and mobile service operators (such as SK Telecom, KT Freetel Co., Ltd. and LG Telecom Co., Ltd.), of carrying a call. The regulated operators are required to calculate such costs every other year. The MIC determines the interconnection rate after the MIC reviews cost price of KT and mobile phone service providers every other year. In July 2004, the MIC determined, for the 2004 to 2005 period, that the fixed line interconnection rate be increased from Won 11.3 to Won 16.2 per 60 seconds and no interconnection fee be charged for a certain portion of the land to land telephone calls switched between the networks of hanarotelecom and KT.

     We have entered into interconnection agreements with all major telecommunication service providers in Korea. The chart below sets forth the type and name of service providers that we have such agreements with:

Type	Name of Providers
Local	KT; Dacom
Domestic long distance	KT; Dacom; Onse Telecom; SK Telink Inc.
International	KT; Dacom; Onse Telecom; SK Telink
Cellular	SK Telecom
Personal communication service providers	KT Freetel Co., Ltd.; LG Telecom Co., Ltd.

Korean Telecommunications Laws and Regulations

     Overview

     Korea’s telecommunications industry is subject to comprehensive regulations by the MIC pursuant to, among others, provisions of the Telecommunications Basic Law, the Telecommunications Business Law, and the Radiowave Act (Law No. 6197 of January 21 2000, as amended) (collectively, and including subordinate regulations promulgated thereunder, the “Telecommunications Laws”). In addition to the Telecommunications Laws, industry participants are subject to other telecommunications regulations and regulations under various laws of general application. The Telecommunications Laws empower the MIC to regulate and supervise, among other things, entry into the telecommunications industry, allocation of radio spectrum, the scope of permissible business of telecommunications service providers, technologies used by telecommunications service providers, rate-setting, deposit requirements, the focus and budget of research and development, user protection and interconnection and facilities sharing between telecommunications service providers. In addition, the MIC is in charge of and responsible for informatization, information and communications industry, telecommunications services, radio and broadcasting, postal service, and postal finance.

     Telecommunications Laws

     Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories: NSPs, SSPs and Value-added Service Providers (referred to as “VSPs”). We are classified as an NSP and also registered as an SSP. An NSP provides specified types of telecommunications services as stipulated under the Telecommunications Business Law (“Network Services”) and as licensed by the MIC, in most cases with its own telecommunication networks and related facilities. As an NSP, we have licenses to provide local telephony services, long distance and international telephony services, leased line services (domestic and international), and Internet access services. These licenses are for indefinite terms.

     Network services to be provided by an NSP include local, long distance and international telephone services, subscribed telegraph services, leased line services, services through allocated radio frequencies (including cellular communications services, paging services, PCS services, IMT-2000 services, and trunked radio system services), Internet access services, and such other services as designated by the MIC (including certain VoIP services). VSPs provide telecommunications services other than those services specified for NSPs, such as data communications using facilities leased from an NSP following notification to the MIC. The newest category of service providers, the SSPs, is intended to occupy a middle ground between NSPs and VSPs. The Telecommunications Business Law provides that there are three types of SSP licenses as follows:

•	type 1 reseller licenses for entities that have their own switching facilities and resell or provide the Network Services;

•	type 2 reseller licenses for entities that do not have their own switching facilities and resell the Network Services; and

•	intra-building telecommunications service provider licenses for entities that provide telecommunications services within a specific building area through their own facilities.

     Ownership Restrictions

     Under the current Telecommunications Basic Law and the Telecommunications Business Law, an NSP, such as hanarotelecom, must be an entity incorporated in Korea (other than the Government and any municipal government) in order to qualify for a license from the MIC. In addition, the Telecommunications Laws restrict the ownership of NSPs by certain shareholders. Ownership interests in NSPs are subject to the following ownership restrictions:

•	a foreign government or a foreigner may not own more than 49.0% of the aggregate number of the entity’s issued and outstanding voting shares, including stock-equivalents and investment securities having voting powers such as depositary receipts. For this purpose, an entity whose voting shares are held by a foreigner or a foreign government that, together with specially-related parties, is the largest shareholder and holds 15.0% or more of the total number of voting shares issued and outstanding, is also deemed a “foreigner”; provided, that if such entity owned by a foreigner or a foreign government holds less than 1.0% shares in the relevant NSP, it is not regarded as a “foreigner.” In the event a foreign government or a foreigner owns shares in excess of the shareholding restriction, the holders of shares in excess of such limitations cannot exercise the voting rights with respect to the shares exceeding such limitations, and the MIC may require the “foreigner” who has acquired shares in violation of such restriction, the violating NSP or the shareholder of the violating foreign entity to take corrective measures to comply with such restriction within a grace period of 6 months. The MIC may also impose on a non-compliant violator a mandatory performance fee within 3/1000th of the purchase price of the share per day (or up to Won 0.1 billion for cases that do not relate to shareholding); and

•	under the recent amendment of the Telecommunications Business Law, if an NSP that is subject to mandatory interconnection requirement (currently, KT and SK Telecom), together with specially related person(s), acquire shares in another NSP, which is subject to a mandatory interconnection requirement, in excess of 5%, the acquiring NSP cannot exercise the voting rights with respect to the shares exceeding such limitation, subject to certain exceptions.

     Under the recent amendment of the Telecommunications Business Law, the MIC may review whether any investment in, or change in the control or business management of, an NSP by means of any of the following transactions impairs national security, public interest, or social order:

•	owning 15% or more of total outstanding shares of the NSP in concert with specially-related person(s);

•	a change in the largest shareholder of the NSP;

•	the NSP or its shareholder entering into an agreement with a foreign government or a foreigner on important business management matters, such as the appointment of representative director or officers of the NSP, the transfer of NSP’s business or engaging in a new Network Service by the NSP; or

•	an agreement by shareholders of the NSP (that are not the largest shareholder) to exercise their voting rights in concert so that there is a de facto change in the management of the NSP.

If any of the above events occur to the NSP, the NSP or the shareholder of the NSP is required to report to the MIC within seven days of the occurrence of such event.

     In its implementing regulations, the MIC designated KT and SK Telecom (both currently designated as dominant operators) as the carriers subject to the foregoing rules and the MIC will set up a Public Interest Review Committee to implement the foregoing. If the MIC decides in the negative, it may order an amendment or suspension of the relevant contract, suspension of the voting rights, or the sale of shares. The MIC may also impose on a non-compliant violator a mandatory performance fee within 3/1000th of the purchase price of the share per day (or up to Won 0.1 billion for cases that do not relate to shareholding).

     Authority of the MIC and Communications Commission

     The MIC has the authority to require NSPs, as a condition to granting the license, to contribute towards the Informatization Promotion Fund, a government-managed fund for national research and development of telecommunications technology and related projects, pursuant to the License Application Guidelines, a notification issued by the MIC. Currently, we are required to contribute 0.5% of the total annual service revenues derived from our voice and leased line and broadband services in the event that we have net income for the preceding year. The “net profit” which the MIC will use in its determination of the amount of our contribution is calculated using the MIC accounting standards which differs in certain respects from Korean GAAP.

     The MIC may revoke an NSP’s license. The grounds for revocation include fraud in obtaining the license, failure to perform the conditions imposed by the MIC upon issuance of the NSP license, failure to comply with any corrective order issued by the MIC in connection with non-compliance with foreign shareholding restrictions, failure to commence business within the time period designated by the MIC, failure to abide by the standard terms and conditions for the services either reported to or approved by the MIC, and failure to comply with the Telecommunications Laws, the Act on Information Communication Network Promotion and Information Protection, the Informatization Promotion Law or any order issued under such laws. If an NSP wants to cease its business (or any part of it) or dissolve, such NSP must obtain MIC approval. In addition, the MIC may impose fines against such telecommunication service provider instead of suspending its license, subject to certain exceptions, up to 3.0% of the entity’s average sales revenues generated from the service in violation of such regulation during the three years preceding such violation.

     The Communications Commission also has the authority to monitor unfair business practices as specified in the Telecommunications Business Law by telecommunication service providers in accordance with the Telecommunications Business Law. If an NSP or any telecommunication service provider engages in such activities, the Communications Commission may order such telecommunication service provider to take certain actions, including (1) separating the service providing organization, (2) changing its internal accounting regulations, (3) disclosing certain information regarding the services, (4) executing, performing or amending an agreement between telecommunication service providers, (5) changing its articles of incorporation, or the standard terms and conditions of services, (6) discontinue violation of the law, (7) making a public announcement of the fact that a corrective order was issued, (8) measures necessary for the rectification of any violation, such as removal of telecommunications facilities which gave rise to the violation, and (9) other actions specified in the Presidential Enforcement Decree. In addition, if the Communications Commission finds a service provider has conducted unfair business activities, including the implementation of a pricing structure that restricts fair competition or that is against the interests of service users, it may order the service provider to take corrective measures or impose an administrative fine of up to 3.0% of the service provider’s average annual revenues for the three years preceding the violation.

     Under the Telecommunications Business Law, telecommunications service providers may request other service providers to interconnect to their networks for the purposes of offering other services. Telecommunications service providers may not, without any justifiable reason, refuse to enter into such interconnection agreement with other telecommunications service providers requesting for such interconnection. In the event an agreement between the service providers is not reached within 90 days, either service provider becomes entitled to file an application for mediation before the Communications Commission. We have entered into interconnection arrangements with most major service providers in Korea, including KT, Dacom, Onse Telecom and other NSPs, and expect that we will enter into more interconnection agreements as additional licenses for telecommunications services are issued.

     Designation of a Dominant Operator

     As an NSP, we must report to the MIC our standard terms and conditions of service containing, among others, rates and the contractual terms for each type of service we provide. In addition, an NSP that has a dominant market share for a specified type of service must obtain prior approval from the MIC with respect to its proposed standard terms and conditions of service, including the rate, if its revenues from such service for the previous year exceed a specific revenue amount set by the MIC.

     Each year, the MIC may designate, pursuant to regulations, the NSPs that require MIC approval. Other than the market share and the market influence of the relevant NSP, the MIC may consider such other factors as it may deem appropriate in making these designations. On June 8, 2004, the MIC designated the local telephone service of KT and the mobile service of SK Telecom as requiring prior MIC approval. The MIC requires fees and charges, in terms of the methods of their calculation, to be adequate, fair and objective. The MIC may order changes in the standard terms and conditions, including rates, if it deems the terms to be unreasonable and against public interest.

     In June 2005, the MIC announced that it will designate KT as the dominant operator in the broadband Internet access market, as KT had a 50.5% market share as of April 30, 2005.

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

     Frequency Allocation

     The MIC has the discretion to allocate and adjust the frequency band for each type of service. Upon allocation of new frequency bands or adjustment of frequency bands, the MIC is required to give a public notice. The MIC also regulates the frequency to be used by each radio station. We have been allocated the frequency of 2.3 GHz band for 20 MHz downstream and upstream transmission and the frequency of 26 GHz band for 360 MHz downstream and 150 MHz upstream transmission.

     Bundling of Services

     The Presidential Enforcement Decree of the Telecommunication Business Law currently prohibits any telecommunications service provider from offering bundled sales of telecommunication services or products that the MIC determines to be adverse to consumer interests. In making this determination, the MIC may weigh the advantages of cost-savings or increased convenience for the consumers as a result of bundling against the disadvantages of any anti-competitive effects of bundling. According to the Decree, commencing in March 2007, only NSPs (including ourselves), but not non-NSP service providers, will be subject to such review by the MIC and potential bundling prohibitions pursuant to this Decree.

     Other Laws

     Companies that operate network facilities for cable TV transmission are required to register with the MIC under the Broadcasting Act (Law No. 6139 of January 12, 2000, as amended). We are registered as a service provider under such statute. However, as a NSP, we are not currently permitted to provide broadcasting services under certain other laws and regulations, including the Broadcasting Act.

     The Foreign Exchange Transaction Law, the Foreign Investment Promotion Law and their regulations require companies, such as hanarotelecom, to obtain approval from, or file a report with, a foreign exchange authority in connection with any foreign direct investment. The relevant governmental authority may be the Ministry of Finance and Economy, or MOFE, The Bank of Korea or the designated foreign exchange bank. The type of approval or report required depends on the type of business engaged in by the investor and/or the amount of the investment being made.

     Monopoly Regulation and Fair Trade

     If we are deemed a market-dominating business entity, we may be subject to certain regulations under the Monopoly Regulation and Fair Trade Act. In determining whether an entity is a market-dominating business, the FTC reviews the entity’s market share, the existence and severity of barriers to entry to the concerned market, the relative size of the entity’s competitors and other factors.

     In the case of abusive business practices by a market-dominating business entity, the FTC may order such entity to cease and desist from such business practices, publicly announce that it has engaged in abusive business practices and/or take other corrective measures it deems fit. The FTC may also impose fines of up to 3% of the entity’s average sales revenues during the three years preceding the violation. In addition, a violation of the Monopoly Regulation and Fair Trade Act can bring about criminal sanctions. The violating entity may be fined up to Won 0.2 billion or its representative(s) may receive imprisonment of up to three years, although imprisonment is rarely, if ever, imposed.

     Under the Korean Fair Trade Law which was recently amended effective from April 1, 2005, a service provider that is found guilty of horizontal collusion with other providers may be subject to fines of up to 10% of the total revenues derived from the collusion. The Korean Fair Trade Law provisions applicable to the current FTC investigation that we are subject to are the pre-amendment provisions that provide for fines of up to 5% of the total revenues derived from the collusion.

Intellectual property

     As of May 31, 2005, we held 123 registered trademarks, 89 program copyrights, 15 registered patents and two registered industrial design rights in Korea. As of May 31, 2005, we also had 31 trademark applications pending, 175 patent applications (which includes 17 international applications under the Patent Co-operation Treaty) pending at the Korea Industrial Property Office. While we consider all of our intellectual property to be important, we do not consider any one or group of patents, trademarks or industrial design rights to be so important that their expiration or termination would materially affect our business.

C. Organizational Structure

     As of April 1, 2001, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the FTC based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act. Under the amended Monopoly Regulation and Fair Trade Act, a member company of both the “business group subject to restrictions on debt guarantees” and the “business group subject to restrictions on mutual shareholding” is subject to, among others, the following restrictions: subject to certain exceptions, such company (1) shall not acquire or own shares of an affiliate company which acquires or owns its shares; nevertheless, for newly designated companies, the application of this restriction is waived for one year from the date of such designation; and (2) shall not provide payment guarantees with respect to loans extended by certain Korean financial institutions for its domestic affiliates.

     The following table lists information concerning the significant subsidiaries and affiliates of hanarotelecom:

		Percentage of Ownership
		and Voting Interest held by
	Jurisdiction of	hanarotelecom as of
Name	Incorporation	May 31, 2005
Hanaro Realty Development & Management Co., Ltd	Korea	99.99%
Hanaro T&I	Korea	99.99
Hanaro Dream(1)	Korea	57.02
Thrunet(2)	Korea	__	(2)

(1)	In July 2004, we purchased 57.02% of Hanaro Dream’s total issued and outstanding shares from Dreamline and other major shareholders of Hanaro Dream.

(2)	On June 3, 2005, we acquired 96.22% of Thrunet’s total issued and outstanding shares.

     We sold all of our shareholdings in two of our previous affiliates, Hanaro WEB(n)TV Co., Ltd. and Mediaholdings Co., Ltd. to the Joong-Ang MSO in March 2005. In addition, in December 2004, we completed the liquidation of our previous affiliate, hanarotelecom America.

D. Property, Plants and Equipment

     Facilities

     Our principal fixed assets consist of transmission facilities and telecommunications equipment and information centers located throughout Korea. We own two central telecommunication centers in Seoul, for the purposes of managing our nationwide network. The area of each such center is approximately 15,000 square meters. We also own four regional telecommunication centers in Busan, Taegu, Kwang-ju and Taejeon, to manage the networks in those regions. The area in square meters of such centers is approximately 5,900, 6,900, 8,400 and 4,300, respectively. Those centers are equipped with exchange and transmission equipments.

     We also have 36 exchange offices equipped with exchange equipments in 20 cities including Seoul, Busan, Taegu, Taejeon and Kwang-ju. We own 33 of those offices and lease the remaining three offices. We also have 45 transmission offices equipped with transmission equipments in 23 cities including Seoul, Busan, Taegu, Taejeon and Kwang-ju. We own 30 of those offices and lease the remaining 15 offices.

     We lease our head office located in the Shindonga Fire & Marine Insurance Building in Chung-gu, Seoul.

     Of the net book value of our total plant, property and equipment as of March 31, 2005 (excluding construction in progress), transmission facilities and telecommunication equipment represented 79.3%, buildings and real property represented 19.2% and other assets represented 0.5%. As of March 31, 2005, our fiber optic network consisted of 22,426 kilometers of owned and leased lines.

     We believe that our existing facilities are adequate for current requirements and that additional space can be obtained on commercially reasonable terms to meet future requirements.

     Network

     Our subscribers are connected to our network either through fiber optic lines to the subscribers’ premises or through the use of HFC lines in areas in which we have built or leased cable networks. We began delivery of commercial services through wireless last-mile connections in Seoul in July 2000.

     Backbone Network

     Our high-speed broadband Internet access services and our telephony services are currently provided over our fiber optic backbone network and last-mile connections consisting of 17,406 kilometers of owned and 5,020 kilometers of leased fiber optic cable. Our backbone network is a WDM-based ring type backbone with duplicate routers to ensure high system reliability. We utilize advanced switches and other technologies in our backbone network to ensure high quality and fast transmission. Our system utilizes technologies that offer the following advantages over traditional networks:

     Deployment of Gigabit IP Network over WDM Backbone Systems. Our data network utilizes Gigabit IP routers over 800 Gbps and 40 Gbps wavelength division multiplex (often referred to as “WDM”) systems, which offer greater transmission speed capability than traditional backbone network. The maximum transmission speed currently is 10 Gbps. We also deploy ATM switches which aggregate ADSL and dedicated access lines.

     CCS7 Signaling Method. Our voice network utilizes the CCS7 signaling method, which allows us to offer advanced value-added services, such as fixed-line number portability, and to process our calls more efficiently.

     V5.2 Protocol to Increase Voice Network Efficiency. We were the first in Korea to provide services using the V5.2 protocol. KT is using this protocol in a small number of apartment complexes. This protocol allows us to efficiently connect multiple subscribers to our fiber optic network through a single fiber optic connection by using remote terminals that are installed at the subscriber’s premises. Our network lines have been installed using existing infrastructure, including subway routes and electrical poles, in order to minimize the cost of our roll-out. Our backbone network has been built using equipment based on a number of technologies developed by third party vendors, including Lucent Technologies, Cisco Systems, Alcatel and NEC Corporation. We believe that telecommunications network technologies have been standardized and are generally compatible with each other, so that equipment and hardware provided by different vendors can be used within an integrated network and we are not dependent on any one particular vendor for the procurement of important network equipment.

     We have our own POP facilities in Palo Alto and Los Angeles in the United States and in London, United Kingdom. Our backbone network has direct links of 8 Gbps to these POP facilities in the United States and the United Kingdom via our own cable capacity and leased circuit. In addition, we are working with all Korean Internet exchanges and major ISPs for domestic Internet interconnection, including DACOM IX, Korea-Internet Neutral Exchange and KT-IX.

     We have the right to use the following international leased lines on various submarine cables connecting the United States, Asia and certain parts of Europe until the end of the economically useful life of such cables.

		Bandwidth Capacity
Connecting Points	Providers	Quantity	Acquisition Cost
			(billions of Won or
			millions of U.S. dollars)
Korea — US	Iljin C2C Ltd.; Onse Telecom; Asia Global Crossing; Dacom Crossing; Flag Telecom; Dacom	29 x STM-1 5 x STM-4	$36.7
Korea — Japan	Iljin C2C; Teleglobe Dacom; Teleglobe Onse Telecom	11 x STM-1 1 x E-1	$17.2
Korea — Hong Kong	Onse Telecom	19,158km	$1.2
Japan — US	Teleglobe; Metromedia Fiber Network	3 x STM-1	$1.3
Japan — US	Cable Network	2 x STM-1	$5.8
Korea — Vietnam	Dacom	2 x Half E-1	Won 0.2
Korea — Belgium	Dacom	2 x Half E-1	Won 0.2
Korea — Singapore	Iljin C2C	1 x Half STM-1	$0.4
Korea — China	Enterprise Networks	1 x Half STM-1	$1.0
US — UK	France Telecom; British Telecom; Onse Telecom; FLAG Telecom	4 x STM-1 1 x DS-3	$0.9

(1)	Each STM-1 represents a bandwidth capacity of 155 Mbps.

(2)	Each E-1 represents a bandwidth capacity of 2 Mbps.

(3)	Each STM-4 represents a bandwidth capacity of 622 Mbps.

     In addition, we have agreements with foreign ISPs, such as Cable & Wireless IDC, Sprint Communications Co., L.P., AboveNet Communications, Inc., AT&T, MCI WorldCom Korea Ltd., Aleron Broadband Services, LLC and Teleglobe, for global Internet Protocol transit services.

     Our backbone network has been deployed in 83 cities and 51 districts, including Seoul, Busan, Inchon, Taegu and Ulsan. Each of the ten local loops is interconnected by 800 Gbps and 40 Gbps WDM backbone networks.

     We have expanded our voice network to 42 cities for PSTN and VoIP services. PSTN is in service in 33 cities and districts, and VoIP in 41 cities and one district. After taking into account the overlapping coverage areas between the two services, our voice services are available in 41 cities and one district in total. This is translated into 28 out of the total of 144 local access and transport areas, or LATA, nationwide covered by us as of late May 2005. Four LATAs for VoIP were newly added on June 1, 2005.

     Fiber to the Office and the Curb

     We connect subscribers in large commercial buildings and apartment complexes with over 150 units to our backbone network through fiber optic connections directly to the premises. These subscribers have three basic options in the mode of service to be used to secure access to our data network.

     DSL. Subscribers in large apartment complexes and buildings can receive our services by installing ADSL or VDSL modems in their offices or homes that allow our services to be provided through existing copper lines within the building. Our subscribers’ premises are then connected to our backbone network through fiber optic last-mile connections. Single residential households and small apartment buildings located within a one kilometer radius of certain of these large buildings can also receive DSL services through copper connections we install from the remote terminals located in the large buildings. These additional services are provided in order to maximize the return on expensive remote terminals and other equipment installed in connection with our fiber optic connection services.

     Ethernet (LAN). In August 2001, we introduced the “e-Valley” service, which connect subscribers to a remote router in each apartment complex via a LAN cable instead of copper wire. The remote router is, in turn, connected to our backbone network through fiber optic cable. Our fiber optic LAN service operates at a maximum speed of 100 Mbps. As of April 30, 2005, we were providing e-Valley service to 2,230 apartment complexes.

     Internet Direct service. Large corporate subscribers often find dedicated line service to be the most cost effective means of securing high-speed data transmission capability. Our dedicated line service, which we call “Internet Direct” service, is provided through our ATM-based network and Gigabit routers at maximum speeds of up to 10 Gbps.

     Hybrid Fiber Coaxial

     We currently provide our cable modem high-speed Internet access through hybrid fiber coaxial connections in 118 service areas. These HFC connection services are provided over our own cable network in 46 service areas, Powercomm’s cable network in 37 service areas and other cable television network system operators’ cable networks in 35 areas. The approximate number of homes within these areas is 8.6 million.

     We have agreements with 38 cable television network system operators in 29 service areas as of March 31, 2005. Each of these cable television network system operators is responsible for maintaining subscriber lines and subscriber relationships within its service area. The cable television network system operators in the service areas in which we own a network also provide cable television services to subscribers. Most of the agreements are for three to five year terms that are automatically renewed absent termination by either party.

     The head-end of each system operator is connected to our regional data center at a maximum speed of 1 Gbps, either through self-constructed fiber optic lines or through lines leased from other telecommunications companies. We currently provide services using HFC lines at a maximum speed of ten Mbps downstream and 600–700 Kbps upstream. As of April 30, 2005, our HFC cable network covered 8,593,761 households and 1,456,598 subscribers were provided with our services through HFC connections. As of December 31, 2004, our network was connected to 1,727 cells through HFC connections.

     Wireless Connections

     We also provide the use of wireless last-mile connections to our fiber optic network using BWLL and WLAN technologies. WLAN connection equipment and infrastructure are easier and quicker to install than wire-line connections to our backbone network.

     Services using B-WLL are transmitted at a maximum speed of 8 Mbps. As of December 31, 2004, our network was connected to 1,007 buildings through B-WLL connections. Our WLAN services allow Internet access through mobile devices equipped with a LAN card for users within the coverage of our access points. Internet access services using WLAN are transmitted at a maximum speed of 11 Mbps. We currently provide WLAN services in approximately 309 access point areas across Korea, including high traffic areas such as hotels, subway stations, shopping malls, colleges and fast food stores.

Item 5. Operating and Financial Review and Prospects.

     The following discussion is based on information derived from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with Korean GAAP, which differs in certain significant respects from U.S. GAAP. Our consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 have been reconciled to U.S. GAAP (see note 26 to our consolidated financial statements included elsewhere in this Annual Report). The following discussion also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this document. You should read the following discussion together with our audited consolidated financial statements and the related notes for the years ended December 31, 2002, 2003 and 2004, included elsewhere in this Annual Report.

A. Operating Results

Overview

     We offer high-speed broadband Internet access, voice, leased line and IDC services in Korea. We are the second largest provider of broadband Internet access in Korea and our network covers approximately 78.8% of households in Korea as of April 30, 2005. Our voice service comprises local, domestic long distance, international long distance and VoIP services.

     The following table provides revenue data for the several segments of our operations:

	Year Ended December 31,
	2003		2004
	(billions of Won)
Revenue:
Broadband	Won	982.7	Won	985.4
Voice		249.0		291.2
Leased Line		38.0		39.8
Others		113.8		133.2

Total	Won	1,383.5	Won	1,449.6

     Our broadband Internet access business has been our largest business segment and has contributed the vast majority of our operating income to date. We had a 22.7% share of this market as of April 30, 2005. KT held a 50.5% market share as of the same date. If completed, our acquisition of Thrunet would enhance our market position. We provide broadband Internet access through DSL services utilizing our fiber optic network, through cable modem access technology, and through wireless access via B-WLL and WLAN. As of April 30, 2005, we had a 6.2% share of the local telephony market in Korea and KT, the dominant operator in the local telephony market, had a 93.8% market share. Incentivized by a favorable regulatory environment, we focused our attention on increasing voice subscribers and expanding voice service areas in 2004. The principal regulatory change was the Government’s decision, with nationwide effect in August 2004, to allow for fixed-line number portability. Our extensive advertising campaign that was designed to take advantage of this policy change has helped us increase our customer base of voice lines by 25.2% in the nine-month period from August 2004 through April 2005. In addition, following our receipt of appropriate licensing approvals in July 2004 we expanded our voice service offering which had previously been limited to local telephony by beginning to include domestic and international long-distance service.

     The competitive environment in the industry in which we operate has recently intensified and may continue to intensify in the future. As a result, our operating income may be adversely affected. We expect that Thrunet’s operations are likely to have been similarly affected by heightened competition. Accordingly, there can be no assurance that our improved net income results for the year ended December 31, 2004 will continue.

Significant Factors Affecting Our Results of Operations

     Factors Directly Affecting Revenues

     Our service revenues are driven primarily by subscriber growth and retention, usage and prices charged for the services we offer.

     Subscriber Growth

     Broadband. During our first several years of operation from 1999 to 2002, our results in the broadband Internet access area were driven by rapid growth in number of subscribers for these services. The compound average growth rate in broadband subscribers during this period was 204%. Since that time, our rate of broadband subscriber growth has slowed. The broadband penetration rate in Korea is among the highest in the world; according to data derived from the MIC, the broadband penetration rate (as a percentage of Korean households with broadband Internet access) was 77% as of December 31, 2004. The relatively high level of penetration suggests a more moderate growth trend going forward. Our revenue growth in this area in the future will depend on our successful integration with Thrunet, on retaining existing customers and on increasing the usage of our services through adding or improving value-added services.

     Voice. Voice subscriber growth has increased significantly in 2004 due to the regulatory change permitting fixed-line number portability and our consequent marketing efforts. Although the continued rollout of our marketing campaign regarding fixed-line number portability will likely result in further increases in our voice subscriber base, this effect will eventually lessen. We believe another potential source of new voice service subscribers may become available if we successfully integrate Thrunet’s operations, as we would be provided with an opportunity to offer bundled broadband Internet access and voice services to Thrunet customers. Our recent promotion of fixed-line number portability and VoIP service has also begun to contribute to revenue growth. While the high percentage increase in VoIP lines is over a small base, we believe that this will continue to be a source of revenue growth.

     Revenue per Subscriber

     Our revenue per subscriber has declined over the past several years and during 2004. The primary factors contributing to this trend as it relates to our broadband Internet access services are (1) revenue levels among long-term subscribers declining slightly due to the impact of discounts provided in connection with such customers shifting into longer term (one year or longer) contracts and (2) slower increases in numbers of subscribers yielding fewer installation and connection charges than in years of rapidly increasing subscriber bases. The decline in revenue per subscriber for voice services is due to the rapid growth in subscribers which has led to a change in subscriber mix towards slightly lower-use subscribers.

     Competition and Pricing

     Since our inception, we have been operating in a competitive environment featuring a dominant operator, KT, with a majority or significantly greater market share in both broadband Internet access (50.5% versus our 22.7% share as of April 30, 2005, according to the MIC) and local telephony (93.8% versus our 6.2% shares as of April 30, 2005) markets. KT has significantly greater financial resources than we do, and has been aggressively upgrading its broadband offerings in the past year. In the broadband Internet access market, in addition to KT, we face competition from Onse Telecom Co., Ltd. and a variety of cable service operators. Since late 2004, Dacom has been strengthening its retail broadband Internet access business by using the network facilities of Powercomm, and launching LAN-based Internet services. As a result, pricing competition in our market is likely to continue to be intense and our ability to implement price increases or to avoid price decreases may be limited. In the local telephony market, although KT is constrained in its pricing flexibility by its “dominant operator” status (see “—Significant Factors Affecting Our Results of Operations—Extensive Governmental Regulation”), we are effectively constrained in our ability to increase prices by KT’s dominant position.

     Customer Churn

     Managing our customer churn is a significant business objective. Customer churn is a measure of the number of customers who stop using our services. We continue to focus on improving our customer services and enhancing and expanding our service offerings to existing customers in an effort to manage our customer churn rate. We have implemented quality improvements such as increasing broadband Internet access speed, promoted conversion of non-contract subscribers to contract subscribers and are developing differential customer management programs such as customer relationship management, commonly referred to as “CRM,” a data analysis program designed to capture more customer usage data and enable us to tailor packages, features and promotions to customers’ preferences. We have recently succeeded in reducing our average monthly churn rate of our broadband Internet access subscribers from 2.2% for 2003 to 1.7% for 2004.

     Extensive Governmental Regulation

     The Government has played a very active role in the development of the telecommunications industry in Korea, primarily through regulation by the MIC. The MIC is responsible for licensing (including granting licenses to utilize new technologies), competitive practices, interconnection rates, tariff regulation, technological choices and levels of foreign investment, among others.

     Among the centerpieces of the MIC’s regulatory regime is its monitoring and control of pricing policies. KT has been designated as the “dominant operator” of local telephony services in Korea. The MIC has the authority to review and reject pricing proposals by the dominant operator. Thus, the potential market power of KT, at least as it relates to pricing, is restrained. In June 2005, the MIC announced that it will designate KT as the dominant operator in the broadband Internet access market, as KT had a 50.5% market share as of April 30, 2005. Although our market share in this market would grow significantly if we are successful in completing our acquisition of Thrunet (and retain its subscribers), our combined market share would still be significantly below that of KT and below the majority level and thus, we believe that we are unlikely to be considered a “dominant operator.” Further, although the acquisition of Thrunet would give us a large percentage of the cable modem segment of the broadband Internet access market, we believe it is unlikely that the MIC would choose to segment the market in this way and deem us to be the dominant operator in this segment. The nature and content of new regulations will continue to affect our operations. See also “Item 4.B. Business Overview—Korean Telecommunications Laws and Regulations,” “Item 4.B. Business Overview—Recent Acquisitions and New Services” and “Item 3.D. Risk Factors—Risks Related to the Telecommunication

Industry and the Company—The Government has had, and continues to have, significant control and influence over the development of the telecommunications industry in Korea.”

     Rapid Technological Change

     The telecommunications industry is subject to rapid and ongoing technological change. Due to the rapidly changing technological capabilities necessary to remain competitive, we may be required to incur substantial capital expenditure to meet these requirements. The convergence of various technologies competing to provide similar or related services may also dictate technological change and attendant expenditure (if, for example, one technology offers a combination of benefits that prove more attractive to subscribers than our then-current technology). See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The telecommunication industry is capital intensive and subject to rapid changes in technology.”

Critical Accounting Policies and Issues

     Our financial statements are prepared in accordance with Korean GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. We believe the following are among our critical accounting policies:

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

     We changed the useful lives of certain types of tangible assets, effective from January 1, 2004, to more accurately reflect our own experience as well as the rapidity of technological change in the telecommunications industry. These changes increased our depreciation expense by Won 7.9 million for 2004. The changes in estimated useful lives were:

	Previous useful lives		Revised useful lives
Buildings and structures	50	years	40	years
Machinery (duct lines)	8	years	15	years
Machinery (terminal equipment)	8	years	6	years
Vehicles and other	5–8	years	4	years

     In addition, after a review by management of equipment values in the fourth quarter of 2003, we determined that certain equipment had become obsolete or had significantly deteriorated and wrote off Won 61.3 billion of such equipment in December 2003. As a result of a further review by management, we have written off Won 20.7 billion of equipment in 2004.

     Investments in non-listed equity securities and use of the equity method of accounting

     We have investments in non-listed equity securities that are stated at acquisition cost. If we determine that a decline in the net asset value below the book value of an investee is temporary and recoverable, such unrecognized valuation loss is not reflected as a reduction of shareholders’ equity. If the net asset value of an investee declines compared to the acquisition cost and is not expected to recover, the carrying value of the non-listed equity security is adjusted to the net asset value, with the resulting valuation loss charged to current operations. As part of this evaluation, we consider the investee’s results of operations, the investee’s performance forecast and general market conditions. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

     We utilize the equity method of accounting in circumstances in which we are able to exercise significant influence over the investees, in which case our share of the investees’ net income or loss is reflected in our current statements of operations. Typically, we utilize the equity method of accounting in circumstances in which we hold 20% or more of the voting equity of an entity. As our interest in Dreamline fell to 14.2% in January 2004, we determined that it was no longer appropriate to utilize the equity method in respect of Dreamline and we reclassified our investment as a long term (non-listed) investment security. As described above, further operational losses at Dreamline could result in valuation losses in the “long term investment securities” category.

     Impairment of goodwill

     We record the excess of acquisition cost over the fair value of net identifiable assets acquired that are related to entities being consolidated as goodwill, which is amortized on a straight-line base over its estimated economic useful life.

     We review goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. In addition, we evaluate our goodwill for impairment each year as part of our annual forecasting process. An impairment loss will be recognized when the carrying amount of goodwill exceeds estimated discounted future cash flows expected from the entities that are being consolidated and its eventual disposition are less than its carrying amount.

U.S. GAAP Reconciliation

     The principal differences between Korean GAAP and U.S. GAAP as they relate to us are the accounting for development costs, the revenue recognition for activation fees, the recognition of detachable stock warrants and the deferred tax effects of these differences. In addition, under U.S. GAAP, certain subsidiaries would be accounted for under the equity method and special purpose entities would be consolidated.

     In 2003, we recorded a net loss of Won 166.0 billion under U.S. GAAP compared to a net loss of Won 161.3 billion under Korean GAAP, primarily because of the different accounting treatment of detachable stock warrants and the different accounting treatment of the interest capitalization and other GAAP differences carried over from prior years. In 2004, we recorded a net income of Won 16.7 billion under U.S. GAAP compared to a net income of Won 13.0 billion under Korean GAAP, primarily because of the different accounting treatment of valuation allowance against deferred tax assets and deferred tax effect and different accounting treatment of interest capitalization.

     Shareholders’ equity under U.S. GAAP is higher than that under Korean GAAP by Won 25.4 billion and Won 24.6 billion at December 31, 2003 and 2004, respectively, primarily as a result of:

— the difference in the treatment of licensing costs;

— the difference in the treatment of interest capitalization;

— the difference in the treatment of affiliates and special-purpose entity;

— the difference in the treatment of loans to employees;

— the difference in the treatment of development cost; and

— the difference in the treatment of goodwill.

Results of Operations

     Year ended December 31, 2004 compared to year ended December 31, 2003

     Operating Revenues

     Our total revenue for the year ended December 31, 2004 was Won 1,449.6 billion, an increase of Won 66.1 billion, compared to total revenue of Won 1,383.5 billion in 2003. The increase in total revenue in 2004 was primarily due to a increase in revenue of Won 42.2 billion from our voice services from Won 249.0 billion in 2003 to Won 291.2 billion in 2004. The primary reason for the increase in voice service revenues was the net addition of 411,892 subscribers, compared to the level as of December 31, 2003 (including additions of 149,733 during the third quarter of 2004). This was due to an extensive marketing campaign targeted at Seoul and Busan in the third quarter of 2004 seeking to capitalize on fixed-line number portability. VoIP also contributed to the growth of revenues from voice services. This increase resulted from (1) the improved quality of VoIP vis-a-vis standard Public Switched Telephone Network, commonly referred to as “PSTN,” telephony and (2) a marketing campaign aimed at promoting this new service. The significant percentage growth, however, represents an increase over a very small base.

     Broadband revenues for 2004 increased slightly by Won 2.7 billion compared to Won 982.7 billion in 2003. The slight increase is primarily attributable to an increase in the number of active subscribers. In effect we recorded an increase of 23,171 subscribers as of December 31, 2004 compared to the corresponding date in 2003 as we deactivated approximately 240,000 inactive subscribers in the fourth quarter of 2003. As noted elsewhere, we have focused on the retention of customers (reflected in lower churn rates) and have been able to maintain a relatively stable cash flow from our broadband Internet access operations.

     Other revenues for 2004 increased to Won 133.2 billion compared to Won 113.8 billion for 2003 primarily due to increased sales volume of VoIP services and PABX services.

     Operating Expenses

     Our total operating expenses for the year ended December 31, 2004 was Won 1,335.6 billion, an increase of Won 22.8 billion, compared to total operating expenses of Won 1,312.8 billion in 2003. The increase in operating expenses in 2004 was primarily due to increases of Won 13.8 billion in depreciation and amortization, Won 12.1 billion in advertising expenses and Won 10.9 billion in interconnection charges. The increase in depreciation and amortization was caused by increases in depreciable plant and equipment. The increase in advertising expense in 2004 was the result of significant advertising campaigns in the second and third quarters of 2004 to promote our change in corporate identity and logo, our newly branded “hanafone” telephony services and fixed-line number portability. Although lower interconnection fee rates set by the MIC that took effect in January 2004, interconnection charges increased primarily due to an increase in the number of our local telephony services subscribers.

     These increases were partially offset by decreases in (1) sales commission expenses resulting from the slower growth in subscribers during 2004 compared to growth in 2003, (2) telecommunication equipment lease expense due to reduced dependence on cable lines leased to us by Powercomm and a reclassification of expenses relating to long distance calls as interconnection fees, and (3) certain promotional expenses attributable to our increased focus on entering into strategic alliances with certain system operators and relay operators and our seeking to avoid predatory pricing practices.

     Operating Income

     Our total operating income for the year ended December 31, 2004 was Won 113.9 billion, an increase of Won 43.2 billion, compared to a total operating income of Won 70.7 billion in 2003. The increase in our total operating income in 2004 was primarily due to an increase in our voice revenues in 2004. For segment information on operating income see footnote 24 of the consolidated financial statements for the years ended December 31, 2003 and 2004 included in this Annual Report.

     Non-Operating Income

     Our non-operating income for the year ended December 31, 2004 was Won 62.1 billion, an increase of Won 35.2 billion, compared to non-operating income of Won 26.9 billion in 2003. The increase in non-operating income in 2004 was primarily due to increases in gain on foreign currency translations. Our gain on foreign currency translations increased by Won 33.8 billion from Won 19 million in 2003 to Won 33.8 billion in 2004 primarily due to the appreciation of the Korean Won against the U.S. dollar and an increase in our dollar-denominated liabilities in 2004. The Korean Won slightly depreciated against the U.S. dollar from Won 1,186.30 to U.S.$1.00 as of December 31, 2002 to Won 1,192.60 to U.S.$1.00 as of December 31, 2003 but the Korean Won appreciated against the U.S. dollar to Won 1,035.00 to U.S.$1.00 as of December 31, 2004.

     Non-Operating Expenses

     Our non-operating expenses for the year ended December 31, 2004 were Won 162.3 billion, a decrease of Won 96.3 billion, compared to non-operating expenses of Won 258.6 billion in 2003. The decrease in non-operating expenses in 2004 was primarily due to lower interest expense as we reduced our debt levels, particularly those with higher interest rates. The level of write-off of property and equipment also decreased compared to 2003. In addition, the significant losses attributable to Dreamline were not reflect in our income statement under the equity method following the reclassification of our interest in Dreamline to a long-term investment. See note 8 to our financial statements for a detailed discussion relating to Dreamline. These improvements in non-operating expenses were, however, partially offset by losses of Won 34.0 billion on valuation of forward exchange contract. See note 17 to our financial statements for more a detailed discussion.

     Net Income (Loss)

     As a result of the various factors discussed above, we recorded a net income of Won 13.0 billion for the year ended December 31, 2004 compared to a net loss of Won 161.3 billion for the same period in 2003.

     Year ended December 31, 2003 compared to year ended December 31, 2002

     Operating Revenues

     Our total revenue for the year ended December 31, 2003 was Won 1,383.5 billion, a decrease of Won 34.4 billion, compared to total revenue of Won 1,417.9 billion in 2002. The decrease in total revenue in 2003 was primarily due to a decrease in revenue of Won 73.8 billion from our leased line services from Won 111.8 billion in 2002 to Won 38.0 billion in 2003, offset in part by increases in revenue of (1) Won 38.3 billion from our voice services from Won 210.7 billion in 2002 to Won 249.0 billion in 2003 and (2) Won 13.1 billion from our broadband Internet access services from Won 969.6 billion in 2002 to Won 982.7 billion in 2003. The decrease in our leased line services revenues was primarily due to the exclusion of leased line services revenues from Dreamline in 2003 as a result of the dilution of our equity interest in Dreamline in November 2003 and the exclusion of Dreamline from our group of affiliated companies. The increase in our voice services revenue was primarily due to an increase in the number of our subscribers from 939,852 as of December 31, 2002 to 1,001,381 as of December 31, 2003. The increase in our broadband Internet access services revenue was due to an increase in the number of our active broadband subscribers. After excluding approximately 240,000 inactive subscribers in October 2003, the number of our active broadband services subscribers was 2,725,763 as of December 31, 2003.

     Operating Expenses

     Our total operating expenses for the year ended December 31, 2003 was Won 1,312.8 billion, a decrease of Won 83.6 billion, compared to total operating expenses of Won 1,396.4 billion in 2002. The decrease in operating expenses in 2003 was primarily due to the exclusion of operating expenses from Dreamline in 2003 as a result of the dilution of our equity interest in Dreamline in November 2003 and the exclusion of Dreamline from our group of affiliated companies, offset in part by increases of Won 35.2 billion in interconnection charges primarily due to an increase in the number of our local telephony services subscribers.

     Operating Income

     Our total operating income for the year ended December 31, 2003 was Won 70.7 billion, an increase of Won 49.3 billion, compared to a total operating income of Won 21.4 billion in 2002. The increase in our total operating income in 2003 was primarily due to a larger decrease in our operating expenses than the decrease in our revenues in 2003, as compared to 2002. For segment information on operating income see footnote 24 of the consolidated financial statements for the years ended December 31, 2003 and 2002 included in this Offering Circular.

     Non-Operating Income

     Our non-operating income for the year ended December 31, 2003 was Won 27.0 billion, a decrease of Won 43.4 billion, compared to non-operating income of Won 70.4 billion in 2002. The decrease in non-operating income in 2003 was primarily due to decreases in gain on foreign currency translations and interest income. Our gain on foreign currency translations decreased by Won 17,045 million from Won 17,064 million in 2002 to Won 19 million in 2003 primarily due to the depreciation of Korean Won against U.S. dollars and a decrease in our dollar-denominated liabilities in 2003. The Korean Won appreciated against U.S. dollars from Won 1,313.50 to U.S.$1.00 as of December 31, 2001 to Won 1,186.30 to U.S.$1.00 as of December 31, 2002 but the Korean Won slightly depreciated against U.S. dollars to Won 1,192.00 to U.S.$1.00 as of December 31, 2003. Our interest income decreased by Won 14.3 billion from Won 32.8 billion in 2002 to Won 18.5 billion in 2003, primarily due to a decrease in our interest bearing financial instruments and the exclusion of Dreamline’s interest income in 2003.

     Non-Operating Expenses

     Our non-operating expenses for the year ended December 31, 2003 were Won 258.6 billion, an increase of Won 39.1 billion, compared to non-operating expenses of Won 219.5 billion in 2002. The increase in non-operating expenses in 2003 was primarily due to a onetime Won 61.3 billion loss from the write-off of property and equipment as a result of the discontinuance of service, decrease of customer demand and deterioration of certain machinery. We also recorded a loss on valuation using the equity method in the amount of Won 23.1 billion in 2003 with respect to our investment in Dreamline. See Note 8 to our financial statements for more details. Such increases in non-operating expenses was partly offset by decreases in interest expenses and asset backed securities payable expenses. Our interest expenses decreased by Won 30.1 billion from Won 169.4 billion in 2002 to Won 139.3 billion in 2003, primarily from a decrease in our borrowings. See Note 15 to our financial statements for a more detailed analysis of our long-term debt and debentures. Our asset backed securities payable expense decreased by Won 13.3 billion from Won 22.3 billion in 2002 to Won 9.0 billion in 2003 due to the decrease in the outstanding balance of asset backed securities issued by Hanafos Securitization Specialty Co., Ltd.

     Net Loss

     Our net loss for the year ended December 31, 2003 was Won 161.3 billion, an increase of Won 36.3 billion, compared to a net loss of Won 125.0 billion in 2002. Such increase was primarily due to the one-time Won 61.3 billion loss from the write-off of property and equipment, offset in part by an increase in our operating income of Won 49.3 billion.

Impact of Inflation

     In view of our operating history, we believe that inflation in Korea has not had a material impact on our results of operations. Inflation in Korea in 2000, 2001, 2002, 2003 and 2004 was 2.3%, 4.1%, 2.7%, 3.6% and 3.6%, respectively.

Impact of Foreign Currency Fluctuations

     See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”

B. Liquidity and Capital Resources

     Our primary uses of cash are to fund working capital, service indebtedness and fund capital expenditures. Our primary sources of liquidity and capital requirements traditionally have been from equity and debt financings, as cash flows from operations had not been sufficient to meet our needs. Our cash flow from operations, however, has been increasing in recent periods, and this, in turn, has led, among other things, to a reduced need for short term financing.

     As a result of the issuance and sale of our 7% notes due 2012 in February 2005, our debt to equity ratio changed from 58.3% as of December 31, 2004 to 69.3% as of March 31, 2005. As of March 31, 2005, we had Won 631.3 billion of principal payments and contracted commitments coming due in the remainder of 2005 through the end of 2007.

     With the combination of our cash on hand, increased cash flow from operations, and our improved liquidity position attributable to the issuance and sale of our 7% notes in February 2005 and the refinancing of the secured credit facility in May 2005, we believe that we have sufficient funding to meet our currently anticipated debt repayment, capital expenditure and debt service requirements, as well as our working capital and other funding objectives for the next 12 months.

     In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, to successfully integrate Thrunet and to further build our network, we may need to incur capital expenditures in addition to those currently anticipated. Our actual future financing requirements and our ability to obtain additional financing will depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. We believe that adequate financing will be available in the event we need additional funds for such purposes. Nevertheless, we cannot assure you that such financing will be available on favorable terms. If we are unable to obtain such financing, we may need to modify, delay or abandon elements of our strategy.

     Cash Flows

     The following table sets forth selected information concerning our combined cash flows during the periods indicated:

	Year ended December 31,
	2002		2003		2004
	(in billions of Won)
Cash flows from operating activities	Won	52.5	Won	303.0	Won	469.9
Cash flows from investing activities		(297.6)		(250.8)		(209.2)
Cash flows from financing activities		253.3		(135.1)		(294.9)

     Cash flows from operating activities have increased during the three years ended December 31, 2004, primarily due to the improvement in operating performance.

     Cash flows used in investing activities have decreased during the three years ended December 31, 2004, principally as a result of decreased acquisitions of short-term financial instruments from Won 929.6 billion in 2003 to Won 751.6 billion in 2004. Acquisitions of property and equipment also stabilized from Won 342.6 billion for 2002 to Won 196.1 billion for 2003 and Won 212.5 billion for 2004, as our original network deployment approached completion. If we are no longer able to use Powercomm’s network in certain areas, we expect our capital expenditure to increase in 2005 due to additional network build-out requirements.

     Cash flows from financing activities in 2003 turned negative, reflecting decreased levels of financing activity and our repayment of indebtedness in 2003. Cash flows from financing activities were Won 294.9 billion in 2004, reflecting a continuation of the factors primarily responsible for the earlier trend. The net cash outflow for the year ended December 31, 2004, however, does not reflect as great an outflow of cash for financing activities as for the year ended December 31, 2003, as the amounts of repayments of indebtedness decreased for the year ended December 31, 2004 as compared to the corresponding period of 2003 (Won 422.0 billion in 2004 compared to Won 1,096.8 billion in 2003).

     See “—Liquidity and Capital Resources—Long Term Indebtedness and Capital Lease Payments” for information regarding future repayments.

     Equity Investment

     On November 18, 2003, we issued 182,812,500 common shares (representing an aggregate of 39.6% equity interest) at a purchase price of Won 3,200 per share by way of a private placement to a consortium of investors led by AIG, Newbridge and TVG, which resulted in aggregate proceeds of Won 585.0 billion. These proceeds were a primary source for our debt repayments in 2003 and 2004 as well as for meeting our debt service requirements. See “Item 7.B. Related Party Transactions—Relationship with AIG-Newbridge-TVG Consortium.”

     Long Term Indebtedness and Capital Lease Payments

     Our contractual obligations, including commitments for future payments under lease arrangements and short-term and long-term debt arrangements, are summarized below and are fully disclosed in notes 13, 14 and 15 to our consolidated financial statements included elsewhere in this Annual Report.

	Balance
	December		Payments due during
	31,		Years ended December 31,
	2004		2005		2006		2007		2008		2009
	(in billions of Won and millions of U.S. dollars)
Korean corporate debentures	Won	496.0	Won	306.0	Won	190.0	Won	—	Won	—	Won	—
Information Promotion Fund loans		66.7		26.8		22.6		9.4		6.3		1.6
Citibank Korea loan		40.0		40.0
Syndicated loan:
Won		102.3		—		15.4		40.9		46.0		—
Dollar		$258.6		$—		$38.8		$103.4		$116.4		$—
Capital leases	Won	79.9	Won	47.3	Won	23.5	Won	8.9	Won	0.2	Won	—
Total — Won	Won	784.9	Won	420.1	Won	251.5	Won	59.2	Won	52.5	Won	1.6
— Dollar		$258.6		$—		$38.8		$103.4		$116.4		$—

     As of December 31, 2004, we had outstanding long-term debt (including current portions of long term debt) in an aggregate amount of Won 972.6 billion (of which, the current portion was Won 372.8 billion). Of that amount, 27.5% was denominated in U.S. dollars and 72.5% was denominated in Korean Won. The Won-denominated long-term debt consisted of amounts borrowed from (1) the Information Promotion Fund established by the Government, (2) a loan borrowed from Citibank Korea Inc., formerly KorAm Bank, and (3) the senior secured credit facility.

     Korean Corporate Debentures. As of December 31, 2004, we had outstanding Korean corporate debentures of Won 496.0 billion (of which, the current portion was Won 306.0 billion). The creditors include various Korean financial institutions. The term of such instruments ranged from two to three years and the interest rates ranged from 5.42% to 8.59%.

     Information Promotion Fund. The Information Promotion Fund (representing indebtedness of Won 66.7 billion (including current portion) as of December 31, 2004) consisted of amounts paid into government-sponsored funds by Korean telecommunications companies as required by the terms of telecommunications licenses. Our loans from the Information Promotion Fund bore interest rates ranging from 3.78% to 7.25%, which rates were slightly lower than the rates charged by Korean commercial banks. The terms of the loans were for five years, with principal repaid in installments over the last three years of such terms (with a two-year grace period).

     Citibank Korea Loan. Our long-term loan from Citibank Korea (representing indebtedness of Won 40.0 billion) bore interest at 6.99% per annum and was due in September 2005.

     Senior Secured Credit Facility. As of December 31, 2004, we had outstanding Won 102.3 billion of Won-denominated indebtedness and U.S.$258.6 million of dollar-denominated indebtedness under our senior secured credit facility. The senior secured credit facility provided for a term loan facility in the aggregate amount of Won 660.0 billion and a revolving credit facility in the aggregate amount of Won 60.0 billion. The Won-denominated debt under the senior secured credit facility bore interest rates ranging from 6.61% to 6.80% per annum and the dollar-denominated debt under the senior secured credit facility bore interest rate of 5.54% per annum.

     Capital Lease Agreements. We also have capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd. and Cisco Systems Capital Korea Ltd., for certain machinery and equipment. As of December 31, 2004, the amount of payments attributable to the debt portion of our lease obligations was Won 79.9 billion (of which the portion due in 2005 was approximately Won 47.3 billion).

     Refinancing after December 31, 2004. In February 2005, we issued and sold aggregate principal amount of U.S.$500 million of 7% notes due 2012. In addition, in April 2005, we entered into a new secured credit facility with a syndicate of banks. Under the new secured credit facility, we obtained a Won 60 billion revolving credit facility and the following term loans:

•	U.S.$201.8 million principal amount U.S. dollar denominated term loan to be repaid in installments from February 2006 to November 2008;

•	Won 250.0 billion principal amount Korean Won denominated term loan to be repaid in installments from February 2007 to May 2010; and

•	U.S.$208.1 billion principal amount U.S. dollar denominated term loan to be repaid in installments from February 2007 to May 2010.

     A portion of the proceeds from the notes offering and the borrowings under the new secured credit facility was applied to repay some of our outstanding debt obligations. Between January 1, 2005 and April 30, 2005, we repaid at maturity or prepaid prior to maturity the following amounts:

•	Won 120 billion aggregate principal amount of Korean corporate debentures, including Won 70 billion of prepayments;

•	all outstanding amounts under the Information Promotion Fund loan;

•	the outstanding amounts under the Citibank Korea loan;

•	all outstanding amounts under the previous senior secured credit facility; and

•	Won 25.6 billion of lease obligations due under our capital lease agreements, including Won 7.1 billion of prepayments.

     Other Financial Transactions

     On May 2, 2002, we entered into an interest rate swap contract with Industrial Bank of Korea to hedge the exposure to changes in interest rates in connection with the issuance of Won 100 billion aggregate principal amount of floating interest rate notes issued on the same day. Under the swap contract, we agreed to pay a fixed rate of 9.9% per annum in exchange for receiving the government bond rate plus 1.95% per annum.

     On March 20, 2003, we entered into a trust agreement with Korea Real Estate Investment Trust Co., Ltd., pursuant to which we assigned to Korea Real Estate Investment Trust, title to our information center at Ilsan-ku, Koyang-shi, Kyunggi-do, valued at Won 57.5 billion as of the end of March 2003. Korea Real Estate Investment Trust issued to us beneficiary securities amounting to Won 65.0 billion, which we have provided to Citibank Korea as collateral for our loan from Citibank Korea.

     On December 19, 2003, we entered into a cross currency swap contract with Korea Development Bank (pursuant to which we exchanged Won 75.0 billion for U.S.$63.1 million with a final maturity dated as of November 13, 2008), in connection with the Senior Secured Credit Facility agreement dated November 13, 2003, to hedge the exposure to changes in the foreign currency exchange rate at Won 1,190.0 per U.S.$1.00. This contract also includes an interest rate swap under which we agreed to pay a fixed rate of 7.72% per annum on the notional principal amount and we are to receive payments based on LIBOR plus a 3.25% spread.

     As of December 31, 2004, we provided three blank promissory notes as collateral to KDB Capital Corp. and LG Card Services Corp. in connection with our borrowings from and lease agreements with such financial institutions. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

     On February 10, 2004, we entered into cross currency swap contracts under which we exchanged an aggregate of Won 161.8 billion (Won 116.6 billion with Korea Development Bank, Won 21.9 billion with Korea Exchange Bank and Won 23.3 billion with Calyon Bank (formerly Credit Lyonnais Bank)) for U.S.$138.7 million with a maturity date of November 13, 2008 to hedge exposure to changes in the foreign currency exchange rate at Won 1,166.2 per U.S.$1.00. These contracts also include interest rate swaps under which we agreed to pay a fixed rate of 7.60% per annum on the notional principal and are to receive three month LIBOR plus a spread of 3.25%.

     On January 26, 2005, we entered into cross currency swap contracts under which we exchanged an aggregate of Won 258.8 billion (Won 103.5 billion with Korea Development Bank, Won 103.5 billion with DBS Bank and Won 51.8 billion with Shinhan Bank) for U.S.$250.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,035.0 per U.S.$1.00. These contracts also include interest rate swap arrangements under which we agreed to pay a fixed rate of 7.13% per annum on the notional principal pursuant to the contracts with the Korea Development Bank and DBS Bank and a fixed rate of 7.15% per annum on the notional principal pursuant to the contract with Shinhan Bank, and are to receive a 7.00% fixed coupon.

     On January 28, 2005, we entered into cross currency swap contracts under which we exchanged an aggregate of Won 154.0 billion (Won 102.7 billion with ABN AMRO Bank and Won 51.3 billion with JPMorgan Chase Bank N.A.) for U.S.$150.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,026.5 per U.S.$1.00. These contracts also include an interest rate swap arrangements under which we agreed to pay a fixed rate of 6.89% per annum on the notional principal pursuant to the contract with ABN AMRO Bank and a fixed rate of 6.98% per annum on the notional principal pursuant to the contract with JPMorgan Chase Bank N.A., and are to receive a 7.00% fixed coupon.

     On February 1, 2005, we entered into cross currency swap contracts under which we exchanged an aggregate of Won 102.9 billion (Won 82.3 billion with Chohung Bank and Won 20.6 billion with Societe Generale) for U.S.$100.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,028.6 per U.S.$1.00. These contracts also include interest rate swap arrangements under which we agreed to pay a fixed rate of 7.23% per annum on the notional principal and are to receive a 7.00% fixed coupon.

     Capital Expenditure

     The following table sets forth the amount of our capital expenditures incurred from 2001 to 2004:

	Year ended December 31,
	2001		2002		2003		2004
	(in billions of Won)
hanarotelecom:
Backbone network	Won	200.2	Won	128.5	Won	111.1	Won	99.2
Last mile connection		348.9		205.9		191.7		135.0
Others		50.5		27.9		34.7		47.5
Subtotal		599.6		362.3		337.5		281.7
Consolidated subsidiaries		1.5		58.4		0.3		0.8
Total	Won	601.1	Won	420.7	Won	337.8	Won	282.5

     Our capital expenditures differ from investments in property and equipment in our cash flow statements as capital expenditures also include capital lease payments. Our capital expenditures over the last three years consisted primarily of purchasing and deploying switchboards, fiber optic cable lines and other telecommunication equipment. In 2004, we recorded Won 281.7 billion in capital expenditures, out of which a substantial amount of our capital expenditures was incurred in the fourth quarter due to the timing of expenditures on several planned projects. The downward trend in our capital expenditure may not continue in 2005 depending on our level of subscriber growth, our network coverage strategy and the possible need to upgrade our network.

     Other Contractual Obligations

     We, as well as other license holders, are required to make annual contributions to public research and development funds under the terms of the licenses granted to us by the Government to operate our business. On May 9, 2002, the MIC announced that, effective from 2002, only the NSPs whose total broadband (from 2005 onwards), voice and leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total broadband (from 2005 onwards), voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. The “net profit” which the MIC will use in its determination of the amount of these contributions is calculated using accounting standards and policies specified by the MIC which differ in certain respects from Korean GAAP. Based on the MIC accounting standards, we did not realize a net profit in 2003 and are not required to make a contribution in 2004. We do not anticipate that we will realize a net profit based on the MIC accounting standards in 2004 and therefore do not anticipate that we will be required to make a contribution in 2005.

     Under Korean law, an employee with more than one year of service is entitled to receive from the company a lump-sum payment upon termination of his or her employment, based on the length of service and the rate of pay at the time of termination. In 2003, we made severance payments of Won 15.6 billion and Won 5.1 billion in 2004, respectively. Our accrued severance indemnities as of December 31, 2004 was Won 36.3 billion.

     As of December 31, 2003 and as of December 31, 2004, we had provided loans to our employees in the amount of Won 13.4 billion and Won 13.1 billion, respectively, for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2004, we had also provided housing loans and other loans for medical expenses and dependent educational expenses to our employees in the amount of Won 10.0 billion and Won 0.2 billion, respectively. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2004, we had not experienced any defaults under these loans. The loans are provided as a perk to our employees and are not required by Korean law. Our officers and directors are not eligible for these loans.

     For time to time, we have provided secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after a specified period (ranging from one year to three years) from the date of the loan by equal installments on a quarterly basis for two years. As of December 31, 2004, we had outstanding interest-free loans to seven cable network operators in the aggregate amount of Won 1.0 billion. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

C. Research and Development, Patents and Licenses, etc.

     Not applicable.

D. Trend Information

     See “Item 5.A. Operating Results” above.

E. Off-balance Sheet Arrangements

     There were no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Tabular Disclosure of Contractual Obligations

     The following table sets forth information with respect to our known contractual obligations as of December 31, 2004:

	Payments due by period
			Less than 1						More than 5
	Total		year		1-3 years		3-5 years		years
	(in billions of Won)
Long-term debt obligations	Won	972.6	Won	372.8	Won	598.2	Won	1.6	—
Capital lease obligations		79.8		47.3		32.5		—	—
Operating lease obligations		1.5		0.9		0.6		—	—
Purchase obligations		28.8		28.8		—		—	—

Total	Won	1,082.7	Won	449.8	Won	631.3	Won	1.6	—

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management

     The following table sets out our directors, their age, their position on the board and audit committee and the shareholder, if any, who nominated them.

Name	Age	Position	Nominated by
Chang Bun Yoon	50	President and Chief Executive Officer
Wilfried Kaffenberger	60	Non-standing Director	AIG Asian Infrastructure Fund II
David Yeung	54	Non-standing Director	AIG Asian Opportunity Fund
Paul Chen	39	Outside Director	Outside Director Candidate Nominating Committee
Varun Bery	46	Outside Director	Outside Director Candidate Nominating Committee
Byung-Moo Park	43	Outside Director & Member of Audit Committee	Outside Director Candidate Nominating Committee
Sung Kyou Park	65	Outside Director & Chairman of Audit Committee	Outside Director Candidate Nominating Committee
Sun Woo Kim	63	Outside Director & Member of Audit Committee	Outside Director Candidate Nominating Committee

     Chang Bun Yoon has served as our President and Chief Executive Officer since August 2003. From April 2000 until March 2003, he served as President of the Korea Information Society Development Institute, or KISDI. From February 1997 until March 2000, he served as Vice President of KISDI. From April 1989 until February 1997, he served as director in charge of Strategy, Policy Development and Trends Analysis at KISDI. From August 1987 until March 1989, he served as Senior Researcher at the Korea Institute for Industrial Economics & Trade. From August 1986 until August 1987, he served as professor at the University of Houston, College of Business Administration. Mr. Yoon received a bachelor of science in industrial engineering from Seoul National University in 1978 and masters in business administration from Columbia University in 1981. He also received a Ph.D. in business administration from Northwestern University Kellogg School of Management in 1986.

     Wilfried Kaffenberger has served as our non-standing Director since November 2003. He is currently serving as Managing Director of Emerging Markets Partnership and as Chief Executive Officer of AIG Asian Infrastructure Fund II. Prior to joining Emerging Markets Partnership, he was with International Finance Corporation for over 25 years in various capacities, including as a Vice President Investment Operations. Mr. Kaffenberger received a bachelor of science in chemical engineering from

Princeton University in 1966 and masters in business administration from Harvard Graduate School of Business in 1968.

     David Yeung has served as our non-standing Director since November 2003. He is currently serving as Head of AIG’s infrastructure investments in developing markets and as Managing Director of AIG Global Investment Corp in Hong Kong. Prior to joining AIG in Hong Kong in 1995, Mr. Yeung was with Bell Canada Enterprise and Northern Telecom managing telecom and technology investments in North America. Mr. Yeung received a bachelor of science from Indiana University in 1972 and masters in business administration from The Graduate School of Business, University of Chicago in 1974. He is a U.S. certified public accountant as well as a Canadian chartered accountant.

     Paul Chen has served as our outside Director since November 2003. He is currently a Managing Director of Newbridge Capital based in Hong Kong. Mr. Chen played a key role in Newbridge’s investments in hanarotelecom and Korea First Bank and currently serves as a member of our Director and Compensation Committee and as a Director and Audit Committee member of Korea First Bank. Prior to joining Newbridge in 1996, Mr. Chen worked in the investment banking division at Morgan Stanley & Co. in New York and Hong Kong as well as Bankers Trust Company in New York. Mr. Chen has a bachelor of science in applied economics and business management from Cornell University and masters in business administration from Harvard Business School.

     Varun Bery has served as our outside Director since March 2004. In April 1998, he co-founded, and has since served as a managing director of TVG. From May 1995 until March 1998, he served as a Director of the Telecom Group at the Asian Infrastructure Fund. From September 1992 until May 1995, he served as a Director of the Telecom Investment Banking Division at Credit Suisse First Boston. From September 1985 until August 1992, he was a management consultant with McKinsey & Co. in New York and Tokyo. Mr. Bery received a bachelor of arts from Yale University in 1981 and a masters in business administration from Harvard University.

     Byung-Moo Park has served as our outside Director since November 2003 and was reappointed as a member of our audit committee at the annual general meeting of shareholders in March 2004. Since 2003, he has served as a managing director of Newbridge Capital Korea Ltd. Prior to joining Newbridge, he served as Chief Executive Officer of PLENUS Entertainment Inc. Prior to that, he was a partner in the law firm of Kim & Chang in Korea. Mr. Park is a graduate of the College and the Graduate School of Law at Seoul National University, received his masters in business administration from Yonsei University, and an LL.M. from Harvard Law School. Mr. Park is a member of the Korean and New York Bar Associations.

     Sung Kyou Park has served as our outside Director and chairman of our audit committee since March 2000. From 1987 until 1995, he served as President of Daewoo Telecom. From 1995 until 1997, he served as Chairman and Chief Executive Officer of Daewoo Telecom. From 1998 until 1999, he served as Chairman and Chief Executive Officer of Daewoo Maghreb S.A. From 1996 until 1998, Dr. Park served as Chairman of the Telecommunications Industry Association of Korea. He has a bachelor of electronics engineering from MIT. He also received masters in electronics engineering from Northeastern University in 1966 and a Ph.D. in electronics engineering from the University of Texas at Austin in 1971.

     Sun Woo Kim has served as our outside Director and member of our audit committee since March 2003. Since May 2004, he has served as a chairman of the board of directors of Korea Digital Satellite Broadcasting. From 2000 until 2003, he served as a director of Korea Broadcasting System. He has been a member of the Advisory Council on Democratic and Peaceful Unification since 1997. From 1992 until 1999, he served as an Executive Director of Busan Daily. Mr. Kim received a bachelor of arts in political science from the Seoul National University in 1965 and masters in business administration from Dankook University in 1983.

     The following table sets out information on our principal senior executive officers who are not members of the board of directors.

Name	Age	Position
Jong Myung Rhee	50	Senior Executive Vice President and Chief Technology Officer
Dominic A. Gomez	50	Senior Executive Vice President and Chief Operating Officer
Soon-Yub Samuel Kwon	47	Senior Executive Vice President and Chief Corporate Officer
Jung Taik Oh	48	Senior Executive Vice President and Chief Strategy Officer
Gyu-Seok Oh	41	Executive Vice President and Chief Marketing Officer
Kyounglim Yun	40	Executive Vice President and Chief Sales Officer
Janice Lee	43	Executive Vice President and Chief Financial Officer
Kap Seok Oh	47	Executive Vice President and Chief Business Officer
Dong Sik Byun	44	Senior Vice President
Young Wan Cho	45	Senior Vice President
Matt Lee	46	Senior Vice President
Jung Sik Suh	35	Senior Vice President
Hyung Jun Song	46	Senior Vice President
Geon Jun Park	47	Senior Vice President
Sueng Gil Park	50	Senior Vice President
Kyu Shik Shin	48	Senior Vice President
Hee Don Jung	43	Senior Vice President
Chong Hoon Park	40	Senior Vice President
Young Bo Chang	47	Senior Vice President
Hyung Do Kil	47	Senior Vice President
Won Soo Doo	45	Senior Vice President
Jong Soo Seo	38	Senior Vice President

     Jong Myung Rhee has served as our Senior Executive Vice President since November 1999 and Chief Technology Officer since November 2003, and was the Head of the IMT-2000 Business Division. He received a bachelor of science in electronic engineering in 1976 and masters degree in electronic engineering in 1978, both from Seoul National University. He received a Ph.D. in electronic engineering from North Carolina State University in 1987 and obtained a post-doctorate standing from the University of Massachusetts in the area of designing DS-CDMA in 1995.

     Dominic A. Gomez has served as our Senior Executive Vice President and Chief Operating Officer since May 2005. Mr. Gormez previously served as an Executive Vice President at Lantern Communications from 2002 to 2004 and Chief Operating Officer at EdgeNet Communications from 2000 to 2002. He received a bachelor of public administration in 1977 from University of Southern California and completed PMD Business Administration at Harvard University.

     Soon-Yub Samuel Kwon has served as our Senior Executive Vice President since December 2003, our Chief Corporate Officer since April 2004 and as Head of our Thrunet M&A Division since January 2005. From October 2000 until November 2003, he served as Representative Director of Hansol iGlobe Co., Ltd. From January 2000 until September 2000, he served as Executive Vice President of Hansol M.com. From May 1987 until December 1999, he was an attorney with Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Kwon received a bachelor of laws from Seoul National University in 1980, masters of laws from the University of Pennsylvania in 1984 and a J.D. in law from Columbia University in 1987.

     Jung Taik Oh has served as our Senior Executive Vice President, our Chief Operating Officer since April 2004 and as Chief Strategy Officer since January 2005. From October 1992 until February 1995, he served as a professor at the National University of Singapore. From March 1995 until November 2003, he served as the Executive Director in charge of Planning & Coordination at the Korean Information Society Development Institute (KISDI). Mr. Oh received a bachelor of economics from Sogang University in 1982, masters in business administration from the University of Michigan in 1986 and a Ph.D. in business administration from the University of Illinois in 1992.

     Gyu-Seok Oh has served as our Executive Vice President and our Chief Strategy Officer since April 2004, and as our Chief Marketing Officer since January 2005. From November 1999 until December 2003, he served as the Chief Marketing Officer and Chief Strategy Officer at LG Telecom. Mr. Oh received a bachelor of economics from Seoul National University in 1986 and masters in business administration from Seoul National University in 1988.

     Kyounglim Yun has served as our Executive Vice President in charge of business planning and marketing since February 2004, served as our Chief Marketing Officer from April 2004 to December 2004 and as our Chief Operating Officer from January 2005 to April 2005, and was appointed as our Chief Sales Officer in May 2005. From January 2000 until February 2004, he served as a Vice President. From December 1998 until December 1999, he served as a Managing Director of the Marketing Unit. He received a Ph.D. in management policy in 1997 and a masters degree in management science in 1988 from Korea Advanced Institute of Science and Technology. He also received a bachelor of arts in business administration from Seoul National University in 1986.

     Janice Lee has served as our Executive Vice President and Chief Financial Officer since May 2004. From December 1998 until May 2004, she served as Chief Financial Officer and Financial Projects Manager of Volvo Construction Machinery Korea. From 1993 until November 1998, she served as Financial Controller at Daewoo Heavy Industries America. Ms. Lee received a bachelor of arts in English from Ewha Womans University in 1983, masters in finance from Ohio State University in 1986, masters in accounting from Cleveland State University in 1990 and executive masters in business administration from the University of Chicago in 2003.

     Kap Seok Oh has served as our Executive Vice President and the Head of the Business Marketing Division since January 2005. From January 2002 until November 2002, he served as a Managing Director and the Head of the Sales Planning & Support Team. From February 2001 until December 2001, he served as a Managing Director and the Head of the Corporate Sales I Unit. From November 1999 until February 2001, he served as a Managing Director and the Head of the Internet Business Unit. From July 1983 until November 1999, he served as a Managing Director and the Head of the External Affairs Unit of Dacom. Mr. Oh received a bachelor of arts in psychology from Seoul National University in 1979, masters in business administration from Seoul National University in 1981 and masters in business administration from the Helsinki School of Economics and Business Administration in 2001.

     Dong Sik Byun has served as our Senior Vice President and Head of the Business Development Unit since November 2003. From November 2001 to October 2003, he served as Executive Director and Chief Technology Officer of SK The Contents Company. Mr. Byun received a bachelor of electronic engineering from Inha University in 1987 and masters in business administration from Sogang University in 2001.

     Young Wan Cho has served as our Senior Vice President since December 2002 and is currently the Head of the Management Unit of our Thrunet M&A Division. He is also currently a Senior Vice President and Internal Auditor of Hanaro T&I, Inc., our subsidiary. From January 2002 until December 2002, he served as a Managing Director and Head of the Finance Team. From April 2000 until December 2001, he served as a Managing Director and the Head of the Financial Strategy Unit. From September 1997 until March 2000, he served as a Senior Manager and Head of the Finance Unit. From January 1985 until September 1997, he served as a Senior Manager of the Finance Unit of Dacom. From July 1983 until November 1984, he was employed with Goldstar LG Electronics Inc. (then known as Goldstar). Mr. Cho received a bachelor of arts in business administration from Korea University in 1983 and masters in business administration from the Helsinki School of Economics and Business Administration in 2000.

     Matt Lee has served as our Senior Vice President since November 2001 and the Head of the Sales Management Unit since January 2005. He previously served as Vice President of Nokia Networks, Managing Director of Excel Tech, General Manager of Hyundai Electronics, and Member of Technical Staff in AT&T Bell Laboratories. Mr. Lee received a bachelor of arts in mathematics in 1984, masters in mathematics in 1985 and masters in statistics in 1986 from the University of Illinois, Urbana-Champaign.

     Jung Sik Suh has served as our Senior Vice President and the Head of the Sales Support Unit since January 2005. From September 1995 to July 2003, he served as director of Arthur D. Little Korea, Inc. Mr. Suh received a bachelor of international economics from Seoul National University in 1992 and masters in business administration from U.C. Berkeley in 2000.

     Hyung Jun Song has served as our Senior Vice President and the Head of the Business Unit of our Thrunet M&A Division since January 2005. He is also currently a Senior Vice President and non-standing Director of Hanaro Realty Development & Management Co., Ltd., our subsidiary. From January 1982 to October 1997, he served as Manager of the Business Management team at KEPCO. Mr. Song received a bachelor of electronic engineering from Hanyang University in 1982 and masters in information and communication management from New York University in 2000.

     Geon Jun Park has served as our Senior Vice President and the Head of Network Operation Unit since March 2004. From December 1992 to October 1997, he served as Director of Network Cable Planning of Dacom. Mr. Park received a bachelor of electronic engineering from Ah-ju University in 1983.

     Sueng Gil Park has served as our Senior Vice President and the Head of Broadband Business Unit since March 2004. He is also currently a Vice President and non-standing Director of Hanaro WEB(n)TV, our subsidiary. From December 1997 to May 1999, he served as Head of the Information and Communication Unit of KEPCO. Mr. Park received a bachelor of electrical engineering from Jeon-buk University in 1989 and masters in computer science from Joong-Ang University in 1999.

     Kyu Shik Shin has served as a Senior Vice President and the Head of Corporate Sales Unit of hanarotelecom since January 2005. From 1985 to 2003, he served 10 years in IBM, 9 years in COMPAQ and HP as an Enterprise sales director. Mr. Shin received a bachelor of food technology from Seoul National University in 1981.

     Hee Don Jung has served as a Senior Vice President and the Head of Corporate Innovation Unit of hanarotelecom since March 2005. From February 1989 to January 2005, Mr. Jung worked at the Management Consulting Service Division of Samil PricewaterhouseCoopers (PwC Korea), and served as a partner from July 2003 to January 2005. He received a bachelor of management and business administration from Sogang University in Korea and masters and Ph.D. from Korea Advanced Institute of Science and Technology.

     Chong Hoon Park has served as a Senior Vice President and the Head of Regulatory Affairs Unit at hanarotelecom since January 2005. From June 1999 to December 2004, Mr. Park served as a Research Fellow of Telecom Policy Division at KISDI. He received a bachelor of economics and mathematics from University of Wisconsin at Madison, an MBA from George Washington University and a Ph.D. in economics from Northwestern University.

     Young Bo Chang has served as a Senior Vice President and the Head of the Financial Management Unit of hanarotelecom since January 2005. From February 2004 to December 2004, he served as the Vice President and Head of the Investor Relations team. Mr. Chang previously served as a Senior Director at Jardine Fleming Securities from 1995 to 2000 and as a Vice President at JPMorgan from 2000. He received a bachelor of political and diplomatic science at Yonsei University in Korea and MBA from Kellogg Business School of Northwestern University in 1986.

     Hyung Do Kil has served as a Senior Vice President and the Head of Corporate Support Unit of hanarotelecom since January 2005. From December 2003 to December 2004, he served as a Senior Vice President and the Head of the Human Resource Management Team. He received a bachelor of library and information science at Yonsei University in 1982.

     Won Soo Doo has served as a Senior Vice President and the Head of the Public Relations Unit of hanarotelecom since January 2005. From March 1990 to September 1997, he served as a manager of the Public Relations team at DACOM Corporation. Mr. Doo received a bachelor of mechanical engineering from Ulsan University and MBA from Helsinki School of Economics and Business Administration in 2002.

     Jong Soo Seo has served as a Senior Vice President and the Head of the Corporate Strategy Unit of hanarotelecom since April 2005. Mr. Seo previously served as a Principal at A.T.Kearney from 2001 to March 2005 and senior manager at Monitor Company from 1994 to 2001. Mr. Seo received a MBA from Seoul National University in 1994.

     There are no family relationships between our directors and officers.

     The board of directors and executive officers may be contacted through our headquarters at hanarotelecom incorporated., Tae-pyung-ro 2-43 Chung-ku, Seoul 100-733, Korea. There are no family relationships between our directors and officers.

B. Compensation

     We paid an aggregate of Won 3.0 billion as compensation during 2004 to our directors and executive officers as a group.

     We also granted to our directors and executive officers 11,239,990 stock options during 2004 under our stock purchase option plan. For a detailed description of the stock options, as well as the stock purchase option plan, see “Item 6.E. Share Ownership—Stock Purchase Option Plan.”

     The aggregate amount we set aside or accrued during the year ended December 31, 2004 to provide retirement and severance benefits for our directors and executive officers (including our statutory auditor) was Won 0.8 billion. During 2004, however, we did not pay any such retirement allowances.

C. Board Practices

     Board of Directors

     General. The board of directors has the ultimate responsibility for the administration of the affairs of hanarotelecom. Our Articles of Incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non- standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not officers, or otherwise employees, of hanarotelecom. Under the Korean Commercial Code and our Articles of Incorporation, directors serve a three-year term but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. Our Articles of Incorporation provide for a board of directors consisting of up to fifteen directors in total. Our Articles of Incorporation further provide that any person who is employed by a company that conducts business in Korea that is in competition with our business objectives or a company belonging to the same group of companies as such competitor company pursuant to the Monopoly Regulation and Fair Trade Act, cannot be a director of hanarotelecom and any existing director (including those who were appointed prior to the amendments to the Articles of Incorporation) shall immediately lose his or her directorship if the foregoing restriction becomes applicable. The directors are elected at a general meeting of shareholders by a majority of the vote of the shareholders present or represented, subject to such majority equaling at least one-quarter of all issued and outstanding shares with voting rights. None of our directors is party to a service contract with us that provides for benefits upon termination of employment.

     Shareholders’ Agreement. Our major shareholders that form the investment consortium led by AIG, Newbridge and TVG are parties to a shareholders’ agreement governing the terms of their investments in us. See “Item 7.A. Major Shareholders” for more information with respect to the beneficial ownership of our common shares by the major shareholders. Wilfried Kaffenberger, David Yeung, Paul Chen, Varun Bery and Byung Moo Park were appointed to the board of directors of hanarotelecom pursuant to the terms of the agreement.

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

     Outside Directors

     Our Articles of Incorporation provide that more than half the total number of directors must be outside directors, in order to enhance our internal controls and to protect our investors. The outside directors are appointed from among those persons who do not have a special relationship with us that would interfere with the exercise of their independent judgment. Our Articles of Incorporation prohibit a person who does not have the qualifications under the Securities and Exchange Act or any other statutes from being appointed as an outside director, and in the event that an outside director falls under one of these categories, then he or she will be disqualified from office.

     Paul Chen, Min Lae Cho, Varun Bery, Byung Moo Park, Sung Kyou Park and Sun Woo Kim currently serve on the board of directors as outside directors.

     For additional information on board practices, see “Item 6.A. Directors and Senior Management.”

D. Employees

     As of December 31, 2004, we had a total of 1,445 employees and an additional 161 full-time employees employed on a contractual basis. The following chart shows the number of permanent employees by functional areas.

	As of December 31,
	2002	2003	2004
Planning and management	132	169	243
Information technology	65	54	52
Marketing and sales	480	565	453
Network and engineering	675	647	645
Research and development	74	54	52

Total	1,426	1,489	1,445

     We have a trade union, called “hanarotelecom Trade Union,” which is an member organization of the Federation of Korean Trade Union. Among 1,199 employees who could apply for the union membership, 92.9% or 1,114 are members, of which seven members are serving as full-time union members. We have not experienced any work stoppages. We consider our relations with employees to be good.

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

     As of December 31, 2004, we have provided loans and guarantees to our employees in the amount of Won 20.6 billion for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2004, we have also provided housing loans to our employees in the amount of Won 10.0 billion, of which 2.0 billion was newly provided during 2004. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2004, we have not experienced any defaults under these loans. The loans are provided as a benefit to our employees and are not required under Korean law. Our officers and directors are not eligible for these loans.

     During 2004, we averaged 21 part-time employees at the end of each month.

E. Share Ownership

     No director or member of senior management beneficially owns 1.0% or more of our shares on an individual basis.

     Stock Purchase Option Plan

     We may, by special resolution of the shareholders, grant stock purchase options to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation pursuant to our Articles of Incorporation and the Korean Securities and Exchange Act, exercisable for up to an aggregate of 15% of our total number of issued and outstanding shares, provided that up to an aggregate of 10% of our total number of issued and outstanding shares may be granted by resolution of the board of directors. However, stock purchase options may not be granted to (1) our largest shareholder or its related parties, (2) any shareholder or its related parties who owns, directly or indirectly, 10% or more of our outstanding shares having voting rights or certificates of capital contribution of paid-in capital, or (3) an officer or employee who becomes a major shareholder as described in paragraph (2) above upon exercise of the stock purchase option.

     According to our Articles of Incorporation, the stock purchase options are exercisable for our common shares at an exercise price per share determined according to relevant laws and regulations. The stock purchase option must be exercised within five years from the date on which the stock purchase option may first be exercised.

     The stock purchase option may be cancelled by a resolution of our board of directors (1) if the officer or employee holding the option resigns voluntarily or is discharged from office, (2) if the officer or employee holding the option by willful misconduct or by negligence inflicts substantial or material damage to us, or (3) in the event of the occurrence of any cause for cancellation of stock purchase options specified in the stock purchase option agreement between us and the officer or employee.

     On March 1, 1999, we granted stock purchase options to our then Director, President and Chief Executive Officer, Mr. Yun-Sik Shin. Mr. Shin resigned from his offices on March 28, 2003. Until his options are cancelled by a resolution of our board of directors, Mr. Shin may exercise his options to purchase 50,000 shares of common shares at the price of Won 5,630 per share during the period beginning on March 1, 2002 and ending February 27, 2007. On October 1, 1999, we granted stock options to some of our directors, officers and statutory internal auditor to purchase 120,000 shares of common shares at the price of Won 19,910 during the period beginning on October 1, 2002 and ending on September 30, 2007. The exercise price per share was set at the minimum price permitted under the working rules of the Korean Securities and Exchange Act applicable at the time the options were granted. Pursuant to the working rules of the Korean Securities and Exchange Act, the formula for determining permissible price for the stock purchase options granted on March 1, 1999 and October 1, 1999 was the higher of (1) the average of the closing prices of the common shares during a three month period prior to the date of the special resolution of the shareholders granting the stock purchase option and (2) the par value of the common shares.

     On March 17, 2000, we granted 882 of our employees (including certain directors and officers), employed by us as of December 31, 1999, stock purchase options to purchase a total of 1,771,566 common shares at a price of Won 17,750 per share during the period beginning March 18, 2003 and ending March 17, 2008. We allocated the stock purchase options based on employee seniority and position. The employees’ exercise price per share was set at the minimum price permitted under the amendment of the working rules of the Korean Securities and Exchange Act, effective from March 15, 2000. Under the price formula currently in effect, the option price per share shall be the higher of (1) the average of (x) the weighted average of the closing prices of the common shares during a two-month period immediately preceding the option granting date, (y) the weighted average of the closing prices of the common shares during the one-month period immediately preceding the option granting date, and (z) the weighted average of closing prices of the common shares during the one week period immediately preceding the option granting date, and (2) the par value of the common shares.

     No stock options were granted at the shareholders’ meetings held in 2001, 2002 and 2003.

     On December 16, 2004, we granted 1,451 of our employees (including certain directors and officers), employed by us as of October 25, 2004, stock options to purchase a total of 19,772,890 common shares at a strike price currently of Won 5,000 per share during the period beginning December 17, 2006 and ending December 16, 2011.

     On March 25, 2005, we granted seven of our officers, stock purchase options to purchase a total of 610,000 common shares at a price of Won 5,000 per share during the period beginning March 26, 2007 and ending March 25, 2012.

     We have outstanding employee stock options to purchase a total of 22,104,043 common shares.

Stock Ownership Association

     An employee stock ownership association under the Employee Welfare Basic Law is an association formed by the employees of a corporation for the purpose of acquiring and managing stocks issued by such corporation. Only full-time workers of a corporation may join the employee stock ownership association and officers elected by a shareholders’ meeting, shareholders of such corporation (excluding certain minority shareholders), and part-time workers are not qualified to become a member of the association. The right to become a member of the employee stock ownership association must be available to all full-time employees and the regulations governing the association must contain certain matters relating to the operation and management of the association.

     We established our employee stock ownership association in November 1997. As of December 31, 2004, 500 employees of hanarotelecom were depositing members of the employee stock ownership association and the association held 2,667,982 shares of our common shares. As of April 30, 2005, 495 employees of hanarotelecom were members of the employee stock ownership association and the association held 2,643,895 common shares.

     The information required by this item is set forth in “Item 6.B. Compensation.”

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our common shares, on a fully diluted basis, as of December 31, 2004, by each person known to us to own beneficially more than 1% of our common shares.

	Shares Beneficially Owned as of
	December 31, 2004
Name	Number	Percent
AIG-Newbridge-TVG Consortium	182,812,500	39.60%
Korea Investment and Trust Management Co., Ltd.	28,540,408	6.18
Dacom and its affiliated companies	24,333,295	5.27
SK Telecom and its affiliated companies	22,348,752	4.84
Daewoo Securities	12,000,000	2.60
Daehan Investment & Securities	6,140,771	1.33
Samsung Electronics Co., Ltd. and its affiliated company	4,625,623	1.00

     The number of shares held by the AIG-Newbridge-TVG Consortium includes shares directly held by Newbridge Asia HT, L.P., AIF II NT Ltd., AOF NT, Ltd., United Classic Investment Limited and five other HT Holdings L.P. companies. As of December 31, 2004, Newbridge directly owned 49,535,799 common shares, AIF II NT Ltd. directly owned 38,456,250 common shares, AOF NT, Ltd. directly owned 24,721,875 common shares, United Classic Investment Limited directly owned 20,392,746 common shares and the HT Holdings L.P. companies directly owned 49,705,830.

     The number of shares held by Dacom includes shares directly held by LGEI Inc. and LG Telecom Co., Ltd. Dacom and the other two companies are members of the LG Group. As of December 31, 2004, Dacom directly owned 14,570,565 common shares and LG Telecom directly owned 5,397,574 common shares.

     The number of shares held by Samsung Electronics includes shares directly held by Seoul Commtech Co., Ltd. Both companies are members of the Samsung Group. As of December 31, 2004, Samsung Electronics directly owned 4,444,497 common shares and Seoul Commtech directly owned 181,126 common shares.

     The number of shares held by SK Telecom includes shares directly held by SK Engineering & Construction Co., Ltd. Both companies are members of the SK Group. As of December 31, 2004, SK Telecom directly owned 22,090,000 common shares and SK Engineering & Construction directly owned 258,752 common shares.

     None of hanarotelecom’s common shares entitles the holder to any preferential voting rights.

     As of April 1, 2001, we and our Korean affiliates have been designated as member companies of a “business group subject to restrictions on debt guarantees” as well as a “business group subject to restrictions on mutual shareholding” by the FTC based on the new criteria prescribed by the amended Monopoly Regulation and Fair Trade Act.

     We know of no arrangements the operation of which may at a later time result in a change of control.

B. Related Party Transactions

Relationship with AIG-Newbridge-TVG Consortium

     On November 18, 2003, we issued common shares pursuant to an Investment Agreement dated September 9, 2003. The Investment Agreement provides that we will not take certain significant corporate actions without the consent of the investors so long as the investors, together with their affiliates, continue to hold an aggregate of 15.0% or more of our outstanding common shares. We also entered into an Investors’ Rights Agreement with the investors and a Management Rights Agreement with certain of the investors, each dated as of November 18, 2003.

     As of December 31, 2004, the AIG-Newbridge-TVG Consortium beneficially owned an aggregate of 39.6% of our outstanding common shares.

     Investors’ Rights Agreement

     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the investors with respect to the shares in which they originally invested. We have agreed to file with the SEC a shelf registration statement on Form F-3 covering resales of the investors’ shares by the holders thereof within 90 days after the written request of the investors’ representative (made not less than 360 days after November 18, 2003). We are not required to effect and complete more than three such shelf registration statements. In addition, such holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause us to effect up to six demand registrations pursuant to the terms of the Investors Rights’ Agreement. The term of this agreement terminates upon the earlier of

(1) the sixth anniversary of November 18, 2003 or (2) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.

     Management Rights Agreement

     Pursuant to the Management Rights Agreement, we have granted to certain of the investors or their affiliates, certain management rights in hanarotelecom so long as such investor owns any the shares in which they originally invested, including, but not limited to, the right to make proposals, recommendations and suggestions to our board of directors, the right to discuss our and our subsidiaries’ business and affairs with our board of directors, officers and independent accountants, the right to examine our books, records and documents as may be reasonably requested and the right to be informed in advance with respect to any significant corporate actions.

Relationship with Dacom

     As of December 31, 2004, Dacom and its affiliated companies beneficially owned 5.27% of our common shares.

     We have entered into several interconnection agreements with Dacom with respect to Dacom’s domestic and international long distance networks and data communications network, several of our local telephony service areas and certain telecommunication facilities. We have also acquired from Dacom a right to use two Korea—Japan international leased lines each supporting a bandwidth capacity of 155 Mbps, three Korea—Asia international leased lines (half circuits), two Korea—Vietnam international leased lines (half circuits) and two Korea—Belgium leased lines (half circuits). In addition, we have an agreement with Dacom which allows our subscribers that use Dacom for domestic and international long-distance services to receive only one monthly statement for local, long-distance and international call charges.

Relationship with SK chaebol

     As of December 31, 2004, SK Telecom and its affiliated companies beneficially owned 4.84% of our outstanding shares. In December 1998 and in February 2001, we entered into an interconnection agreement with SK Telecom, under which we interconnect to SK Telecom’s mobile telecommunication network and wireless paging service network. The interconnection charges are based on the standard rates established by the Korean government. Pursuant to the February 2001 agreement, we entered into a further agreement with SK Telecom in July 2001, under which SK Telecom’s mobile telecommunication network is connected to our local telephone network in the following cities: Jeon-ju, Chang-won/Masan, Chung-ju, Chun-ahn and Su-chun.

     We also leased our office space of a building in Bundang-Ku, Sungnam from SK Telecom for which we paid a rental deposit of Won 2.1 billion for five years from May 3, 1999 until May 2, 2004. We have continued to lease the space under the same terms.

Relationship with Cable Television Network System Operators

     On December 15, 2004, we entered into four agreements with the Joong-Ang MSO, a consortium of 12 cable television network system operators pursuant to which we agreed to sell all of our shares in Hanaro WEB(n)TV to the Joong-Ang MSO for a purchase price of Won 32.0 billion and to outsource our sales, customer service and HFC cable related services to the Joong-Ang MSO. In addition, the Joong-Ang MSO has agreed not to engage in the broadband Internet access business or to cooperate with or enter into similar agreements or arrangements with another ISP for a period of five years from December 15, 2004.

     We have agreements with GS Digital Broadcasting, Korea Cable TV Taegu Broadcasting, Korea Cable TV Kwangju Broadcasting, Chung-buk Broadcasting and Hanbat Cable Network pursuant to which we agreed to provide our HFC network to these cable television network system operators. These cable television network system operators are responsible for maintaining subscriber lines and subscriber relationships (including customer service, troubleshooting and related services) within those areas where they are licensed to provide cable broadcasting services. Through our relationships with cable television network system operators, we seek to establish mutually beneficial arrangements with respect to the provision of broadband Internet access, marketing, sales and customer services.

     For time to time, we have provided secured or guaranteed interest-free loans to cable network operators. These loans were provided pursuant to a loan program we commenced in 2000 as a means of ensuring that cable television network system operators, with which we had or intended to have network leasing arrangements, had the funds to upgrade their networks. The terms of each of those loans require repayment after a specified period (ranging from one year to three years) from the date of the loan by equal installments on a quarterly basis for two years. As of December 31, 2004, we had outstanding interest-free loans to seven cable network operators in the aggregate amount of Won 1.0 billion. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.

Relationship with Dreamline

     In December 2001, we acquired a 32.2% equity interest in Dreamline and in January 2002, we entered into an agreement with Dreamline to outsource to it our subscriber sales business. Our equity interest in Dreamline was reduced to 14.18% in January 2004. The scope of the outsourced business includes management of our subscribers, attracting new subscribers, receipt of subscriptions and handling other subscription related operations. In April 2002, we also entered into an agreement with Dreamline to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The term of each of these agreements is one year, and is automatically renewable for another year unless a party notifies otherwise at least one month prior to expiration.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information

     The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.

Legal Proceedings

     FTC Investigation

     We, along with several other telecommunications companies, have been the subject of an investigation by the FTC into horizontal collusion, including formation of a price cartel, among the telecommunications companies with respect to leased line, broadband, local telephony and domestic long distance telephony services. In May 2005, the FTC announced that, together with KT, we are guilty of horizontal collusion with respect to local telephony and leased line services. The FTC also announced that it will impose an aggregate fine of Won 2.4 billion against us with respect to the horizontal collusion in those service areas. Although the FTC has not yet completed its investigation with respect to broadband and domestic long distance telephony services, it is expected that the FTC will find us and several other telecommunications companies guilty of horizontal collusion in these other service areas. The FTC is expected to make its final determinations with respect to the other services, including the amounts of fines, by the end of June 2005. The FTC has the power to impose a fine of up to 5% of our total revenues derived from the collusion. The sanction level would be determined by considering the totality of circumstances such as the size of the relevant businesses affected by the collusion, our role in forming the collusion, the period of the collusion being maintained and the impact of the collusion on consumers in the respective markets. Criminal liability may be imposed against us or our employees and officers if the FTC decides to file a criminal complaint with the prosecutors’ office and the prosecutors’ office issues criminal indictments. To date, the FTC has not filed any criminal complaint.

     The FTC decision may also result in civil liability against us. Following the announcement about the FTC decision, a citizen activist group announced its intention to solicit subscribers harmed by the horizontal collusion to file a civil lawsuit against us and KT to seek damages based on the FTC conclusions. At this time, we are uncertain whether any of our subscribers will file a lawsuit to seek damages from us based on the FTC conclusions. We are also uncertain as to the outcome of any such possible lawsuit. If a lawsuit is filed and damages are awarded to the plaintiff in such lawsuit, we may face additional actions based on similar grounds by other subscribers. In addition, the FTC decision and the outcome of any possible related lawsuit may affect the competitive environment in which we operate.

     Other Legal Proceedings

     On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of Microsoft Corporation and disrupted the Internet service between Microsoft and a number of other Internet service providers, including us. As a result, numerous Internet users experienced outages for five hours and five minutes on their email servers and websites. We are a party to two legal proceedings in relation to such outages.

     On February 25, 2003, with the help of the Green Consumer Network, a citizen activist group, seven customers filed a petition with the Communications Commission. On October 13, 2003, Communications Commission awarded damages to the petitioners according to the terms of our standard hanafos service agreement. However, the Communications Commission awarded only actual damages for the disruption of service for five hours, without imposing a penalty on us, which resulted in an award amount of Won 1,974 for seven petitioners. To challenge this award, we filed a counter suit with the Seoul Central District Court on December 12, 2003, seeking declaratory judgment that we have no liability against the petitioners.

     On April 30, 2003, 1516 Internet users (out of whom 421 were our customers), 71 Internet cafe owners and OhmyNews, Co., Ltd., an Internet news media business, sued a number of Internet service providers, including us, Microsoft, and the Government for failure to provide stable Internet service without major disruptions, negligence in maintaining a stable network system and failure in taking necessary measures to prevent further damage. The total sum claimed by these plaintiffs is Won 0.1 billion.

     The two legal proceedings immediately described above are currently pending in the Seoul Central District Court. We are not certain whether the outcome of the above legal proceedings will be decided in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations.

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

B. Significant Changes

     None.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Market Price Information

     With the enactment of the Korea Securities and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc. There are three different markets run by the KRX: the KRX Stock Market, the KRX KOSDAQ Market and the KRX Futures Market. The KRX, headquartered in Busan, has one branch located in Seoul. Our common shares are traded on the KRX KOSDAQ Market, under the symbol “033630.” Our shares were listed on Korea Securities Dealers Association Automated Quotation Market (KOSDAQ) in November 1998.

     The KOSDAQ market index is computed by taking the aggregate market capitalization of all companies included in the index as a percentage of the market capitalization of the base date (July 1, 1996), multiplied by 100. From January 26, 2004, the base figure has changed to 1,000.

     The most widely followed price index of stocks quoted on stock exchanges in Korea is the Korea Composite Stock Price Index, or KOSPI, an index of all equities listed on the KRX Stock Market. The KOSPI is computed by aggregating the market capitalization of all listed companies and (subject to certain adjustments) by expressing this aggregate as a percentage of the aggregate market capitalization of all listed companies as of the base date (January 4, 1980).

     The following table sets forth, for the periods indicated, (1) the high and low sales price for our common shares as reported on the KRX, (2) the average daily trading volume of our shares, (3) the highs and lows of the KOSDAQ Index and (4) the highs and lows of the KOSPI:

			Average
			daily
	Price per share of our		trading
	common shares		volume of	KOSDAQ		KOSPI
	High	Low	our shares	High	Low	High	Low
Year ended December 31
2000	Won 23,700	Won 2,210	2,612,052	2,834.40	525.80	1,059.04	500.60
2001	5,580	1,930	6,508,725	876.50	460.50	704.50	468.76
2002	7,850	3,120	5,082,647	943.00	436.70	937.61	584.04
2003	4,420	2,100	6,339,993	535.00	346.40	822.16	515.24
2004	3,650	2,345	2,073,122	491.53	324.71	936.06	719.59
Quarter Ended
March 31, 2003	Won 3,430	Won 2,100	3,280,361	488.50	346.40	666.71	515.24
June 30, 2003	3,220	2,340	6,144,242	508.60	382.50	690.49	538.56
September, 2003	4,050	2,660	8,441,293	535.00	448.50	767.46	674.75
December 31, 2003	4,420	3,070	7,506,003	481.70	430.90	822.16	704.29
March 31, 2004	3,650	3,205	1,956,487	458.40	420.28	907.43	821.26
June 30, 2004	3,350	2,345	2,623,955	491.53	361.17	936.06	728.98
September, 2004	3,325	2,370	1,798,398	383.84	324.71	857.15	719.59
December 31, 2004	3,640	3,165	1,930,121	382.71	350.70	895.92	808.14
March 31, 2005	3,585	2,865	3,192,942	515.04	390.40	1,022.79	870.84
June 30, 2005 (through May 31)	2,880	2,380	2,277,036	471.48	423.30	992.17	911.30
Month Ended
November 30, 2004	Won 3,400	Won 3,165	1,443,204	375.89	359.51	885.42	835.66
December 31, 2004	3,505	3,175	2,582,772	382.71	370.77	895.92	844.20

			Average
			daily
	Price per share of our		trading
	common shares		volume of	KOSDAQ		KOSPI
	High	Low	our shares	High	Low	High	Low
January 31, 2005	3,585	3,230	2,958,771	472.95	390.40	932.70	870.84
February 28, 2005	3,545	3,250	3,312,588	515.04	461.78	1,011.36	921.44
March 31, 2005	3,395	3,865	3,324,015	501.90	449.35	1,022.79	955.45
April 30, 2005	2,880	2,520	1,907,113	463.90	424.40	992.17	911.30
May 31, 2005	2,630	2,380	2,629,343	471.48	423.30	970.21	913.82

     On June 24, 2005, the sale price of our common shares was Won 2,490 per share. On June 24, 2005, the closing KOSDAQ Index was 493.98 and the KOSPI was 1,002.43.

     As of December 31, 2004, we had 110,385 shareholders of record.

     Our ADSs are quoted on the NASDAQ National Market under the symbol “HANA” since March 29, 2000. The price of our ADSs on NASDAQ as of its close of trading on June 23, 2005 was $2.45 per ADS. The table below shows the high and low closing prices of the ADSs on NASDAQ since our listing.

			Average daily
	Price per share of our ADS		trading volume
	High	Low	of our shares
Year ended December 31
2000	$15.50	$1.63	349,284
2001	4.20	1.42	39,940
2002	5.68	2.50	8,872
2003	3.77	1.74	19,768
2004	4.38	1.91	40,818
Quarter Ended
March 31, 2003	$2.90	$1.74	4,067
June 30, 2003	2.82	1.90	2,600
September 30, 2003	3.23	2.15	52,833
December 31, 2003	3.77	2.70	18,567
March 31, 2004	4.38	2.65	85,004
June 30, 2004	2.87	2.06	31,411
September 30, 2004	2.99	1.91	33,949
December 31, 2004	3.44	2.86	13,197
March 31, 2005	3.63	2.73	14,034
June 30, 2005 (through May 31)	2.90	2.33	19,228
Month Ended:
November 30, 2004	$3.09	$2.88	8,298
December 31, 2004	3.44	2.90	21,392
January 31, 2005	3.42	2.96	21,599
February 28, 2005	3.63	3.15	10,871
March 31, 2005	3.37	2.73	9,888
April 30, 2005	2.90	2.40	34,712
May 31, 2005	2.60	2.33	3,743

B. Plan of Distribution

     Not applicable.

C. Markets

     Our ADSs are quoted on the NASDAQ National Market under the symbol “HANA” since March 29, 2000. Our common shares are traded on the KRX KOSDAQ Market under the symbol “033630” since November 1998.

Description of KOSDAQ

     The KOSDAQ was launched on July 1, 1996 as an alternative investment market to the Korea Stock Exchange, the principal stock exchange in Korea. With the enactment of the Korea Securities and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc. The KOSDAQ, which became KRX KOSDAQ Market, a division of newly established KRX, is originally modeled after the NASDAQ National Market. However, unlike NASDAQ, shares listed on the KRX KOSDAQ Market are traded by the KRX KOSDAQ Market participants and their brokers through market-makers at a physical exchange located in Seoul, Korea. The participants also use a central electronic trading system designed to increase the speed at which orders are matched. The trading hours for the KRX KOSDAQ Market are 9:00 a.m. to 3:00 p.m. Margin trading is not permitted on the KRX KOSDAQ Market and daily price changes are limited to a range of 12% of the closing price for the previous trading day.

     The KRX KOSDAQ Market has grown significantly since its inception. As of May 31, 2005, 877 companies were listed on the KRX KOSDAQ Market with an aggregate market capitalization of Won 41.5 trillion. The average daily turnover for 2004 was Won 625 billion. Market capitalization on the KRX KOSDAQ Market is heavily concentrated in the larger companies, with the top 10 companies comprising approximately 17.51% of total market capitalization and the top 25 companies comprising approximately 28.73% of total market capitalization as of May 31, 2005. Companies listing on the KRX KOSDAQ Market must meet its listing requirements and register with the Financial Supervisory Commission of Korea.

D. Selling Shareholders

     Not applicable.

E. Dilution

     Not applicable.

F. Expenses of the Issue

     Not applicable.

Item 10. Additional Information.

A. Share Capital

     Not applicable.

B. Memorandum and Articles of Association

     The section below provides summary information relating to the material terms of our capital stock and our Articles of Incorporation. It also includes a brief summary of certain provisions of the Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect.

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

     As of December 31, 2004, we have a total of 462,135,180 shares issued and outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional shares without further shareholders’ approval as provided in our Articles of Incorporation. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares. We can issue share certificates in denominations of up to 10,000 shares. Our common shares have a par value of Won 5,000 per share.

Directors

     No director who has a special interest in a matter for resolution can exercise his vote upon such matter. Under the recent amendment of Securities and Exchange Act, we are prohibited from lending money (or other equivalent assets) to, or providing security or guaranteeing in favor of each of our board of directors or each of our major shareholders (including its specially related person), except in certain circumstances.

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

     Under the Securities and Exchange Act, employee stock ownership associations of the companies that are listed or will be listed on the KRX Stock Market generally have a preemptive right to subscribe for up to 20% of the shares publicly offered. Although we are not a company whose shares are listed on the KRX Stock Market, we have by our Articles of Incorporation opted to grant a right of preemption to our employee stock ownership association on the same terms as are applicable to companies listed on the KRX Stock Market.

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

     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing not less than two notices in each of the two daily newspapers published in Seoul, Korea such as “The Korea Daily” and “Maeil Economic Daily Newspaper,” at least two weeks in advance of the meeting. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

     Our shareholders’ meetings are held in Seoul, Korea.

Voting Rights

     Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. The Korean Commercial Code permits cumulative voting pursuant to which each share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director, unless the Articles of Incorporation provide otherwise. However, our Articles of Incorporation do not provide for cumulative voting.

     Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting a capital reduction;

•	effecting any dissolution, merger or consolidation with respect to us;

•	transferring all or any significant part of our business;

•	the acquisition of all of the business of any other company;

•	the acquisition of a part of the business of any other company, which significantly affects our business;

•	lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements from which profit/losses shall affect both parties;

•	issuing new shares at a price below par value; or

•	any other matters for which a resolution is required under relevant laws and regulations.

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

     Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the KRX (1) an annual report within 90 days after the end of our fiscal year, (2) a half year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the KRX.

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

     Our transfer agent is Korea Securities Depository, located at 34-6, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.

Acquisition of Shares by hanarotelecom

     We may not acquire our own shares except in limited circumstances, such as reduction in capital and acquisition of our own shares for the purpose of granting stock purchase options to our officers and employees. Under the Korean Commercial Code and the Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the shares immediately), we must resell any shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our own shares through purchases on the KRX KOSDAQ Market or through a tender offer. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year, subject to certain procedural requirements.

     Corporate entities in which we own a 50% or greater equity interest may not acquire our shares.

Liquidation Rights

     In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings.

Inspection of Books and Records

     Under the Korean Commercial Code, any individual shareholder or shareholders having at least 3% of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation may inspect the books and records of the corporation. Under the Korean Securities and Exchange Act, any individual shareholder or shareholders holding an aggregate of 0.1% or more of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation for at least six months may inspect the books and records of the corporation.

Effect of Korean Law

     For a description of the effect of relevant Korean laws applicable to us, see “Item 4.B. Business Overview—Korean Telecommunications Laws and Regulations,” “Item 10.D. Exchange Controls” and “Item 10.E. Taxation—Korean Tax Considerations.”

C. Material Contracts

Thrunet Acquisition Agreement

     On February 4, 2005, we entered into an agreement with the court receiver for Thrunet relating to the acquisition of Thrunet by us. Under the agreement, we agreed to acquire 99,240,000 Thrunet common shares and an aggregate of Won 223.3 billion of newly issued debt securities of Thrunet for a combined purchase price of approximately Won 471.4 billion. On the day of the agreement, we paid a deposit in the amount of Won 47.1 billion in total, equivalent to 10% of the acquisition price.

     Under the amended reorganization plan which was approved by Thrunet’s creditors committee, interested parties’ meeting and the bankruptcy court, Thrunet reduced its capital and as a result, we acquired 96.22% of Thrunet’s outstanding common shares. The Thrunet acquisition agreement requires 50% of the shares to be acquired by us to be locked up for a one year period in an account with the Korea Securities Depository.

     The agreement provided for limited indemnification. We are not able to claim any damages from Thrunet, the reorganization court or the lead manager for the Thrunet acquisition transaction.

Investment Agreement between hanarotelecom and an Investment Consortium led by AIG, Newbridge and TVG

     On September 9, 2003, we entered into an Investment Agreement with AIF II NT, Ltd., AIG Asian Opportunity Fund L.P. (which later assigned its rights and obligations under the Investment Agreement to AOF NT, Ltd.) and Newbridge Asia HT, L.P., referred to as the sponsors below, providing for, among other things, the issuance by us and purchase by the sponsors, together with co-investors designated by the sponsors (together, referred to as the “investors”), of an aggregate of 182,812,500 common shares of hanarotelecom at a purchase price of Won 3,200 per share having an aggregate value of Won 585 billion. The closing occurred on November 18, 2003 after certain customary closing conditions were satisfied, including the resignation and appointment of certain board members. The Investment Agreement provides that we will not take certain significant corporate actions without the consent of the investors so long as the investors, together with their affiliates, continue to hold an aggregate of 15% or more of our outstanding common shares.

     In connection with the Investment Agreement, we entered into a letter agreement dated September 9, 2003, providing for the reimbursement of certain fees and expenses of the investors incurred in connection with the transactions under the Investment Agreement. We also entered into an Investors’ Rights Agreement with the investors and a Management Rights Agreement with certain of the investors, each dated as of November 18, 2003. A summary of each such agreement is set forth below.

     Investors’ Rights Agreement

     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the investors with respect to the shares, in which they invested. We have agreed to file with the U.S. Securities and Exchange Commission a shelf registration statement on Form F-3 covering resales of those shares by the holders thereof within 90 days after the written request of the investors’ representative (made not less than 360 days after November 18, 2003). We are not required to effect and complete more than three such shelf registration statements. In addition, the holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause us to effect up to six demand registrations pursuant to the terms of the Investors Rights’ Agreement. The term of this agreement terminates upon the earlier of (1) the sixth anniversary of November 18, 2003 or (2) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.

     Management Rights Agreement

     Pursuant to the Management Rights Agreement, we have granted to certain of the investors or their affiliates, certain management rights in hanarotelecom so long as such investor owns any shares, in which they invested, including the right to make proposals, recommendations and suggestions to our board of directors, the right to discuss our and our subsidiaries’ business and affairs with our board of directors, officers and independent accountants, the right to examine our books, records and documents as may be reasonably requested and the right to be informed in advance with respect to any significant corporate actions.

Indenture relating to 7% Notes due 2012

     On February 1, 2005, we issued an aggregate principal amount of $500 million of 7% notes due 2012 pursuant to an indenture between us and Deutsche Bank Trust Company Americas, as trustee.

     Principal, Maturity and Interest. The notes are limited in initial aggregate principal amount to $500 million and will mature on February 1, 2012. Interest on the notes accrues at the rate of 7% per annum and is payable semiannually on February 1 and August 1 of each year, commencing August 1, 2005. We will pay Korean taxes imposed upon the payment of the principal, interest and premium, unless deduction or withholding is required by law, or otherwise required under the indenture.

     We may enter into supplemental indentures for various purposes, with or without consent of existing security holders. If the holders of at least a majority in principal amount of the outstanding securities consent, we and the trustee may enter into a supplemental indenture for the purpose of changing the provisions of the indenture. However, no such supplemental indenture will: (1) change the stated maturity of the securities; (2) reduce the principal amount of, or any interest on, or additional amounts payable on, the securities; (3) change the place or currency in which the securities are payable; (4) impair the right to institute suit for the enforcement of any payment on any security; or (5) reduce the quorum requirements to modify the indenture.

     Ranking. The notes will rank equally in right of payment to all existing and future unsecured debt of hanarotelecom which is not subordinated to the notes by its express terms.

     Covenants. The indenture constrains our ability to assume additional external indebtedness secured by a lien on particular properties. In addition, we are prohibited from entering into any sale/leaseback transaction unless otherwise provided in the indenture. Moreover, under certain conditions of the indenture, we are restricted in our ability to consolidate or merge into, or sell, transfer, lease or convey our assets to any corporation organized under Korean law.

     Redemption. We will make an offer to redeem all outstanding securities at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and applicable Korean taxes, in the event that a change of control of hanarotelecom and subsequent reduction in rating with respect to the securities occurs after November 13, 2008, or after the cancellation of hanarotelecom’s senior secured credit facility agreement with various financial institutions. hanarotelecom is not required redeem outstanding securities under the above conditions if a third party offers to redeem all outstanding securities at the same or a higher redemption price.

     The outstanding securities may also be redeemed at our option in whole at a redemption price equal to 100% of the aggregate outstanding principal amount of the securities, plus accrued interest, if a change in Korean law would oblige hanarotelecom to pay additional taxes with respect to the securities and such obligation cannot be avoided by the use of reasonable measures available to us.

     Events of Default. Events of default under the indenture include, among other things: (1) defaults in the payment of principal or any installment of interest; (2) default in the compliance with covenants contained in the indenture; (3) default on an aggregate outstanding principal amount of $10 million or more of other indebtedness; (4) reduction in rating in connection with a merger transaction that occurs after November 13, 2008, or after the cancellation of hanarotelecom’s senior secured credit facility agreement with various financial institutions; (5) a governmental finding of hanarotelecom’s bankruptcy or insolvency; and (6) hanarotelecom’s voluntary commencement of a case of bankruptcy or insolvency.

     Upon the occurrence of an event of default, the trustees or the holders of at least 25% of the aggregate principal amount of the outstanding securities may declare the principal amount of the securities immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities may annul the acceleration of payment if: the annulment does not conflict with any judgment or decree; all existing events of default have been cured or waived except nonpayment of the principal amount plus premium and default interest; and compensation to the trustee has been paid.

Secured Credit Facility Agreement

     On April 21, 2005, we entered into a secured credit facility agreement with a number of financial institutions, with The Korea Development Bank acting as paying agent and security agent. Under this agreement, the lenders provided to us four credit facilities that consist of the following:

•	a U.S. dollar denominated term loan facility in an aggregate amount equal to U.S.$201,809,520, referred to as the “Facility A Loan” below,

•	a Korean Won denominated term loan facility in the aggregate amount equal to Won 250,047,620,000, referred to as the “Facility B1 Loan” below,

•	a U.S. dollar denominated term loan facility in the aggregate amount equal to U.S.$208,142,860, referred to as the “Facility B2 Loan” below, and

•	a revolving credit facility in the aggregate amount equal to Won 60,000,000,000, referred to as the “Facility C Loan” below.

     Repayment of Term Loans. We will repay the loan facilities in installments by repaying a certain percentage of the principal amount on dates specified in the agreement. For the Facility A Loan, the first installment will be made on February 13, 2006, and the last installment will be made on November 13, 2008. The percentage of principal to be repaid in any single installment ranges from 3.75% to 11.25%. For the Facility B1 Loan and Facility B2 Loan, the initial installments will be made on February 13, 2007, and the last installments will be made on May 13, 2010. The percentage of principal to be repaid in any single installment ranges from 6.0% to 8.0%.

     Change of Control. The agreement provides that upon the occurrence of a “change of control triggering event,” we will be required to repay the full amount of the outstanding loan and cancel the lender’s obligations under the facilities. For the purposes of the agreement, a “change of control triggering event” means the occurrence of both a change of control and a reduction in the rating with respect to our debt securities or, in the event that our debt securities cease to be outstanding or rated, our company rating. A change of control means the consummation of any transaction in which any person or group other than AIG Investors, the Newbridge Investor, TVD Ltd. or any other company or partnership that is directly or indirectly controlled by American International Group, Inc., Newbridge Capital, Inc. or TVG Ltd. is or becomes the beneficial owner of more than 45% of our voting stock.

     Voluntary Cancellation. Subject to certain conditions, we may cancel a lender’s available commitments with respect to a facility, in whole or in part. The minimum amount we may cancel is Won 25 billion or the equivalent amount.

     Voluntary Prepayments. Subject to some conditions, we are permitted to prepay all or a part of the loans and the amount prepaid is applied pro rata towards prepayment of the loans in the following order:

•	First, towards prepayment of outstanding amounts under the Facility B1 Loan and Facility B2 Loan on a pro rata basis according to their respective outstanding amounts,

•	Second, towards prepayment of outstanding amounts under the Facility A Loan, and

•	Finally, towards prepayment of outstanding amounts under the Facility C Loan.

The minimum amount we may prepay is Won 25 billion or the equivalent amount.

     Interest and Expenses. Borrowings under each loan will bear interest at the rate which is the aggregate of the applicable base rate and the applicable margin. The interest period starts on the date on which the loan is made or on the last day of its precedent interest period, and ends on the next following quarterly date in the case of the Facility A loan or Facility B2 Loan or annual date in the case of the Facility B1 Loan. The interest period for a loan under Facility C Loan starts on the date on which the loan is made and ends on the next following quarterly date. The agreement also provides for certain conditions, including a market disruption event, under which the calculation of interest may change. The following table summarizes the applicable interest rates for each loan:

	Base Rate	Margin(1)
Facility A Loan	3-month LIBOR	1.850%
Facility B1 Loan	3-year A+-rated corporate bond base rate	2.050%
Facility B2 Loan	3-month LIBOR	2.050%
Facility C Loan	91-day CD base rate	2.075%

(1)	The margins may be adjusted by up to 0.75 percentage points if our credit rating is upgraded.

     Ranking. Our payment obligations under the secured credit facility agreement rank equally with the claims of all of our other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law. We have granted a security interest with respect to a significant portion of our property to the lenders under the secured credit facility agreement.

     Events of Default. Events of default under this agreement include, among other things: (1) default in payment; (2) breach of certain covenants and other obligations under the agreement; (3) misrepresentation; and (4) insolvency. In the event of default, all commitments are immediately cancelled and all loans, together with accrued interest and other outstanding amounts, are immediately due and payable.

     Covenants. The agreement contains various affirmative, negative and financial covenants. Limitations upon us under the agreement relate to, among other things: (1) aggregate capital expenditure; (2) corporate status; (3) hedging arrangements; (4) subsidiary guarantees; (5) disposal of assets; (6) liens and lease transactions; (7) corporate restructuring; (8) acquisitions; (9) loans and guarantees; and (10) dividends and distributions.

D. Exchange Controls

General

     The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the “Foreign Exchange Transaction Laws”) regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

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

Reporting Requirements for Holders of Substantial Interests

     Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KRX within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KRX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month of the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

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

Restrictions Applicable to Shares

     As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the “Investment Rules”) adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the KRX Stock Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX Stock Market or the KRX KOSDAQ Market only through the KRX Stock Market or the KRX KOSDAQ Market, except in limited circumstances, including:

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

     For over-the-counter transactions of shares between foreigners outside the KRX Stock Market or the KRX KOSDAQ Market for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the KRX Stock Market or the KRX KOSDAQ Market must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions by using securities borrowed from securities companies in Korea with respect to shares that are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the KRX Stock Market or the KRX KOSDAQ Market (including Converted Shares) to register its identity with the FSS prior to making any such investment; however, such registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition thereof. Upon registration, the FSS will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an Investment Registration Card include foreign nationals who are individuals residing abroad for more than six months, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the MOFE. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), investment trust companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

E. Taxation

Korean Tax Considerations

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

     If we distribute to you free shares representing transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be regarded as dividend and, as such, subject to Korean withholding tax.

     Taxation of Capital Gains

     You are exempt from Korean taxation if you sell through the KRX Stock Market or the KRX KOSDAQ Market less than 25% of our total issued and outstanding shares that you have owned, together with certain related parties at any time during the year of sale and the five calendar years before the year of sale, provided that you are either an individual or you are a corporate entity with no permanent establishment in Korea (if you are an individual it is irrelevant whether or not such capital gains are attributable to the permanent establishment). If you are a resident of the United States for purposes of the tax treaty between the United States and Korea, you will be exempt from Korean taxation on the capital gains realized by the disposition of ADSs. Further, the Korean taxation authorities have issued a tax ruling confirming that capital gains earned by a non-Korean holder (whether or not it has a permanent establishment in Korea) from the transfer of ADSs outside of Korea are exempt from Korean taxation by virtue of the Tax Exemption Limitation Law.

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

     If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the KRX Stock Market or through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of its acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the Korea Securities Depository), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of its claim for treaty protection. Excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

     Because the Korean taxation authorities have issued a tax ruling that the trading of the ADSs on the NASDAQ National Market will be regarded as the transfer of the ADSs outside Korea under the Tax Exemption Limitation Law, it is likely that a non-Korean seller of the ADSs on the NASDAQ National Market will not be required to make any withholdings as described.

     Inheritance Tax and Gift Tax

     If you die while holding an ADS or transfer an ADS as a gift, it is unclear whether you will be treated as the owner of the shares underlying the ADSs for Korean inheritance and gift tax purposes. If you are treated as the owner of the shares, the heir or the donee (or you, if the donee fails to pay) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%, provided that the value of such ADSs or shares is greater than a specified amount.

     Securities Transaction Tax

     You will not pay a securities transaction tax on your transfer of ADSs. If you transfer shares, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the share when traded on the KRX Stock Market. If you transfer shares through the KRX KOSDAQ Market, you will be subject to a securities transaction tax at the rate of 0.3% of the sales price of the shares. If your transfer of shares is not made on the KRX Stock Market or the KRX KOSDAQ Market, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders will not be subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. Moreover, to date, the imposition of securities transaction tax has not been enforced on the transfers of ADSs. However, the MOFE recently issued a ruling on February 25, 2004 to the Korean National Tax Service, holding that depositary shares fall under the meaning of share certificates that are subject to the securities transaction tax. In the ruling, the Ministry of Finance and Economy treats the transfers of depositary shares the same as the transfer of the underlying Korean shares. Under Korean tax laws, transfers of depositary shares listed or registered on the New York Stock Exchange, NASDAQ National Market, or other foreign exchanges designated by the Ministry of Finance and Economy (which are the Tokyo Stock Exchange, London Stock Exchange, German Stock Exchange, and a stock exchange with functions similar to the other three exchanges, on which trading is done by standardized procedure as set forth in the Enforcement Regulation of the Korean Securities and Exchange Act) will be exempted from the securities transaction tax.

     Securities transaction tax, if applicable, must be paid in principle by the transferor of the shares or the rights to subscribe to such shares. When the transfer is effected through a securities settlement company, the settlement company is generally required to withhold and pay the tax to the tax authority. When the transfer is made through a securities company, the securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

     The failure to pay the securities transaction tax will result in a penalty of 10% of the tax amount due, plus interest at 10.95% per annum on the unpaid tax amount for the period from the day immediately following the last day of tax payment period to the day of issuance of tax notice. The penalty is imposed on the party responsible for paying the securities transaction tax or, if the securities transaction tax is to be withheld, the penalty is imposed on the party that has the withholding obligation.

U.S. Federal Income Tax Considerations

     The following discussion describes the material U.S. federal income tax considerations that may be relevant to a holder of our common shares or ADSs that is a U.S. Holder (as defined below) with respect to the receipt of distributions on, and the disposition of, common shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations). Except as specifically set forth herein, this discussion deals only with common shares and ADSs held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of common shares or ADSs in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, banks, financial institutions, dealers in securities or foreign currencies, tax-exempt investors, persons holding common shares or ADSs as a position in a “straddle,” as a part of a short-sale, or as part of a hedging, conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of hanarotelecom or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

     As used in this section, the term “U.S. Holder” means a beneficial owner of a common share or ADS who or that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state or political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     If a partnership or other pass-through entity holds common shares or ADSs, the tax treatment of a partner in or owner of the partnership or pass-through entity will generally depend upon the status of the partner or owner and the activities of the entity. We urge partners and owners of partnerships or other pass-through entities holding common shares or ADSs to consult their own tax advisors.

     Special adverse U.S. federal income tax rules apply if a U.S. Holder holds common shares or ADSs of a company that is treated as a “passive foreign investment company,” a “foreign personal holding company” (for 2004 and earlier years) or a “controlled foreign corporation” for any taxable year during which the U.S. Holder held common shares or ADSs. We believe that we are not and will not become a “passive foreign investment company,” a “foreign personal holding company” (for 2004 and earlier years) or a “controlled foreign corporation” for U.S. federal income tax purposes.

     In general, for U.S. federal income tax purposes, U.S. Holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by the ADSs.

     Cash Distributions

     Except as otherwise noted in the passive foreign investment company, or PFIC, discussion below, to the extent that a distribution on common shares or ADSs is paid to a U.S. Holder out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder’s gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on common shares or ADSs by hanarotelecom.

     Therefore, in the event that any Korean tax is withheld from a distribution on common shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received. However, subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the Korean income taxes, if any, withheld from a distribution to a U.S. Holder on the common shares or ADSs may be claimed as a credit against the U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of Korean income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on common shares or ADSs generally will constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for U.S. foreign tax credit purposes for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a U.S. Holder. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

     To the extent that the amount of any distribution on the common shares or ADSs exceeds the current and accumulated earnings and profits of hanarotelecom (as determined for U.S. federal income tax purposes), a U.S. Holder’s pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder’s tax basis in its common shares or ADSs (but not below zero), and then as capital gain. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will not give rise to foreign source income and a U.S. Holder may be unable to claim a foreign tax credit in respect of any foreign withholding tax imposed on such distributions unless (subject to applicable limitations) the U.S. Holder has other foreign source income in the appropriate category for foreign tax credit purposes.

     The rules relating to foreign tax credits are extremely complex and the availability of a foreign tax credit depends on numerous factors. Prospective purchasers of common shares or ADSs should consult their own tax advisors concerning the application of the U.S. foreign tax credit rules to their particular situations.

     The U.S. dollar value of any distribution to a U.S. Holder on common shares or ADSs that is paid in a foreign currency will be calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder (or a depositary nominee, custodian or other agent of the U.S. Holder). A U.S. Holder generally should not recognize any foreign currency gain or loss if such foreign currency is converted into U.S. dollars on the day received. If a U.S. Holder does not convert such foreign currency into U.S. dollars on the date of receipt, however, such Holder will have a basis in such foreign currency equal to the U.S. dollar value on the date of receipt, and such Holder may recognize United States source foreign currency gain or loss (which generally will be taxable as United States source ordinary income or loss) upon a subsequent sale or other disposition of the foreign currency.

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

     Backup Withholding

     “Backup” withholding and information reporting requirements may apply to payments made within the United States of dividends on common shares or ADSs and to certain payments of proceeds of a sale or redemption of a common share or ADS paid to a U.S. Holder. hanarotelecom, our agent, a broker, the Trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a current rate of 28% (subject to reduction in future years) of such payment if the U.S. Holder fails to furnish the U.S. Holder’s taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

     Estate and Gift Tax

     As discussed in “—Korean Tax Considerations—Inheritance Tax and Gift Tax,” Korea may impose an estate tax on a descendent who owns our common shares (and possibly ADSs), even if the descendent is a non-resident. Subject to certain conditions and limitations, the amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. Holder. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.

F. Dividends and Paying Agents

     Not applicable.

G. Statement by Experts

     Not applicable.

H. Documents on Display

     We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.hanaro.com.

     You may request a copy of these filings, at no cost, by writing or telephoning us at Tae-pyong-ro 2-43, Chung-gu, Seoul, Korea, 100-733, Attention: Investor Relations Team, telephone number: (+82-2) 6266-4319.

I. Subsidiary Information

     Please refer to discussion under “Item 4.C. Organizational Structure.”

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

     We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the estimated fair values of our investments.

     Interest Rate Risk

     Our exposure to risk for changes in interest rates relates primarily to our short-term investments, and liabilities under our floating rate note (“FRN”) and our syndicated loan.

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

     Our cash and cash equivalents consist of cash on hand, passbook accounts, and money market deposit accounts. We do not expect any material loss with respect to our cash and cash equivalents as a result of interest rate changes, and the estimated fair value of our cash and cash equivalents approximates original cost.

     Our short-term financial instruments consist of time deposits, money market deposit accounts and repurchase agreement securities. As our short-term financial instruments are readily convertible to known amounts of cash and have short maturities, we do not expect material loss with respect to our short-term financial instruments as a result of interest rate changes.

     We pay floating interest on our FRN and on our syndicated loan. The risk of exposure to variable interest rates has been hedged by entering into swap contracts with the Industrial Bank of Korea, Korea Development Bank and other banks under which we receive variable interest rates and pay fixed interest rates. Therefore, we do not expect any material loss with respect to our FRN or the syndicated loan as a result of interest rate changes.

     Foreign Currency Risk

     Most of our expenses and all of our revenues are incurred in Korean Won, which is our functional currency. As of December 31, 2004, Won 267.6 billion, representing 27.5% of our total debt, is denominated in U.S. dollars. All of this amount represented the amount outstanding under the Senior Secured Credit Facility. Our U.S. dollar denominated debt increased to Won 712.7 billion as of March 31, 2005 as a result of our February 2005 Notes, but we have entered into foreign currency swap contracts with respect to the entire amount of the February 2005 Notes.

     Currently, we have no other significant foreign currency denominated liabilities. Because all of our revenues are denominated in Won, any significant changes in exchange rates between the Won and the U.S. dollar will affect us due to the effect of such changes on the amount of funds required by us to make interest and principal payments on our U.S. dollar denominated debt. In December 2003, February 2004, September 2004, January 26, 2005, January 28, 2005 and February 1, 2005, we entered into foreign currency swap contracts with the Korea Development Bank and other banks in connection with the Senior Secured Credit Facility and the February 2005 Notes to hedge the exposure to changes in the foreign currency exchange rate. As a result, we do not expect to incur any material losses with respect to the Senior Secured Credit Facility or the February 2005 Notes as a result of foreign exchange rate changes.

     We estimate that any losses we would incur from any depreciation of the Won against the U.S. dollar resulting from unhedged U.S. dollar denominated liabilities would be negligible. This is due to our policy that all foreign currency denominated liabilities be fully hedged.

     Third Party Credit Risk

     It is our policy to limit the amount of our credit exposure to any one issuer. We are adverse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing only in high credit quality securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in the credit rating of any investment issuer or guarantor. In addition, it is our policy that all foreign exchange investments be fully hedged. Substantially all of our floating rate debt is hedged.

Item 12. Description of Securities Other Than Equity Securities.

     Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

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

     There have been no significant changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

     Our Audit Committee consists of three outside directors: Sung Kyou Park, Sun Woo Kim and Byung Moo Park, each of whom is an independent director as defined in Rule 4200(15) of the NASDAQ Marketplace Rules. Our board of directors has determined that Mr. Sung Kyou Park is an “audit committee financial expert” as defined Item 16A of Form 20-F, in light of his extensive experience in management responsibilities for over 10 years, in particular, experience in actively supervising principal financial officers, controllers, accounting officer or persons performing similar functions in preparing, auditing, analyzing and evaluating financial statements of companies. See “Item 6. Directors, Senior Management and Employees” for more information on Mr. Park’s educational background, qualifications and work experience.

Item 16B. Code of Ethics.

     In April 2003, we adopted a written code of ethics for our directors, officers and employees, a copy of an English translation of which is filed herein as an exhibit. The original Korean version of our code of ethics is available on our website at www.hanaro.com. There has been no amendment to such code of ethics since its adoption.

Item 16C. Principal Accountant Fees and Expenses.

     Deloitte HanaAnjin LLC (formerly known as Anjin Deloitte LLC), a member firm of Deloitte Touche Tohmatsu, has served as our independent accountants for each of the fiscal years in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional services and other services rendered by Deloitte HanaAnjin LLC to us in 2003 and 2004:

	2003		2004
		(millions of Won)
(a) Audit Fees(1)	Won	286	Won	370
(b) Audit-Related Fees(2)		—		85
(c) Tax Fees(3)		—		—
(d) All Other Fees(4)		65		—

(1)	Audit Fees consist of aggregate fees billed by Deloitte HanaAnjin LLC in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related Fees consist of aggregate fees billed by Deloitte HanaAnjin LLC for advisory services relating to analyses of multiple accounting issues (of which there was none for 2003).

(3)	Tax Fees consists of aggregate fees billed by Deloitte HanaAnjin LLC for the preparation of income tax return and tax advisory services (of which there was none for 2003 and 2004).

(4)	All Other Fees include fees billed by Deloitte HanaAnjin LLC principally for due diligence services relating to our call center and accounting assistance (of which there was none for 2004).

     Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     There have been no purchases made by or on behalf of us or any affiliated purchaser of our shares or ADSs.

PART III

Item 17. Financial Statements.

     We have elected to provide the financial statements and related information specified in Item 18 in lieu of 17.

Item 18. Financial Statements.

     See pages starting on F-1 following Glossary.

Item 19. Exhibits.

     The following documents are filed as exhibits to this Annual Report:

Exhibits	Description
1.1.	Articles of Incorporation, as amended on March 25, 2005 (English translation)

4.1.	Agreement for Acquisition of Korea Thrunet Co. Ltd. dated February 4, 2005 (English translation)

4.2.	Indenture dated as of February 1, 2005 relating to $500 million principal amount of 7% notes due 2012

4.3.	Senior Secured Credit Facility dated April 21, 2005

8.1.	List of hanarotelecom’s significant subsidiaries. (See “Item 4.C. Organizational Structure.”)

11.1.	Code of Ethics (English translation) (1)

12.1.	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2.	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1.	Section 906 Certifications required by Rule 13a-14(b) and 18 U.S.C. Section 1350

(1)	Previously filed with the annual report on Form 20-F for the fiscal year ended December 31, 2003.

Signature

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

hanarotelecom incorporated

By: /s/ Janice Lee

	Name:	Janice Lee
	Title:	Executive Vice President
and Chief Financial Officer
Date: June 29, 2005

Glossary

Set forth below are definitions of some of the terms used in this Offering Circular:

ADSL	Asymmetric Digital Subscriber Line. ADSL is a technology that allows more data to be sent over existing copper telephone lines. ADSL supports data rates of 1.5 to 9.0 Mbps when receiving data (known as the downstream rate), and 16 to 640 Kbps when sending data (known as the upstream rate). ADSL requires a special ADSL modem.

ATM	Asynchronous Transfer Mode. ATM is a high bandwidth, low-delay, high-speed transmission technology. ATM is a communication standard that provides for information transfer in the form of fixed-length cells of 53 bytes each. The ATM format can be used to deliver voice, video and data traffic at varying rates.

backbone	A centralized high-speed network that interconnects smaller, independent networks.

bandwidth	The number of bits of information which can move over a communication medium in a given amount of time. Typically measured in Kbps and Mbps.

bps	Bits per second. A measure of digital information transmission rates. A rate of one bps can transmit one bit in a second.

cable modem	A modem designed to operate over HFC lines. Because HFC lines generally provide much greater bandwidth than telephone lines, a cable modem can be used to achieve faster access to the world wide web.

dedicated line	Telecommunication lines dedicated or reserved for use by particular subscribers along predetermined routes.

DSL	Digital Subscriber Line. DSL is a technology for bringing high bandwidth information to homes and small businesses over ordinary copper telephone lines.

Gbps	Gigabits per second. A measure of digital information transmission rates. One Gbps equals l,000 Mbps, one million Kbps, or one billion bps.

GHz	Gigahertz. A unit of frequency denoting one billion cycles per second, used to measure band and bandwidth.

HFC	Hybrid Fiber Coaxial. HFC cable is used in broadband telecommunication systems. HFC can transmit between 500 MHz to 1,000 MHz of bandwidth in both directions.

IDC	Internet data center. IDC provides services such as co-location, dedicated server hosting, security, backup, storage hosting and network equipment rental services.

IMT-2000	International Mobile Telecommunications 2000. IMT-2000, or “3G,” is an initiative of the International Telecommunication Union to unify the diverse second-generation systems in the global wireless industry that are currently largely incompatible by establishing certain global standards for third-generation systems that will provide a common air interface capable of offering wireless multimedia service globally at transmission speeds of up to 348 Kbps on the move and 2 Mbps when stationary or indoors.

Internet	A global network connecting millions of computers. More than 100 countries are linked into exchanges of data, news and opinions.

ISP	Internet Service Provider. An ISP is a company that provides access to the Internet. For a monthly fee, the service provider provides a software package, user name, password and access phone number. Equipped with a modem, the user can then log on to the Internet and browse the world wide web.

Kbps	Kilobits per second. A measure of digital information transmission rates. One Kbps equals 1,000 bps.

KHz	Kilohertz. A unit of frequency denoting one thousand cycles per second, used to measure band and bandwidth.

LAN	Local Area Network. A LAN is a group of computers and associated devices that share a common communications line and typically share the resources of a single processor or server within a small geographic area (for example, within an office building). Usually, the server has applications and data storage that are shared in common by multiple computer users.

leased line	A permanent telephone connection between two points set up by a network service provider. Typically, leased lines are used by business to connect geographically distant offices. The fee for the connection is usually a fixed monthly rate.

Mbps	Megabits per second. A measure of digital information transmission rates. One Mbps equals 1,000 Kbps or one million bps.

MHz	Megahertz. A unit of frequency denoting one million cycles per second, used to measure band and bandwidth.

MIC	Ministry of Information and Communication of Korea.

NSP remote terminal	Network Service Provider. A system that multiplexes voice and data signals into synchronous data streams and transmits them as optical signals.

router	A device that forwards data packets between interconnected network segments.

VDSL	Very high bit rate Digital Subscriber Line. VDSL is a technology that allows final delivery of data over existing copper telephone lines. VDSL supports data rates of up to 52 Mbps when receiving data (known as the downstream rate).

VoIP	Voice over Internet Protocol (that is, voice delivered using the Internet Protocol) is a term used in Internet Protocol telephony for a set of facilities for managing the delivery of voice information using the Internet Protocol. This means sending voice information in digital form in discrete packets rather than in the traditional circuit-committed protocols of the public switched telephone network.

WiBro	A 2.3 GHz wireless broadband technology.

WLL	Wireless Local Loop. A local loop using fixed radio access technology to provide low to medium speed Internet services.

hanarotelecom incorporated
(formerly, HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
hanarotelecom incorporated (formerly Hanaro Telecom, Inc.):

We have audited the accompanying consolidated balance sheets of hanarotelecom incorporated (formerly Hanaro Telecom, Inc.) and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with financial accounting standards in the Republic of Korea.

Our audits also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

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

Deloitte HanaAnjin LLC

Seoul, Korea
March 26, 2005

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2003		2004		2004
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	199,548	~~W~~	168,346	$162,637
Short-term financial instruments (Notes 4 and 5)		219,872		193,716	187,147
Short-term investment securities (Note 6)		389		1,121	1,083
Trade receivables, net of allowance for doubtful accounts of ~~W~~37,510 million in 2003 and ~~W~~62,216 million in 2004		208,503		205,600	198,628
Short-term loans, net of discount on present value of ~~W~~596 million in 2003 and ~~W~~209 million in 2004 (Note 9)		14,458		7,631	7,372
Accounts receivable-other, net of allowance for doubtful accounts of ~~W~~2,899 million in 2003 and ~~W~~55 million in 2004		2,820		1,306	1,262
Accrued income		6,313		2,083	2,012
Prepaid expenses (Note 10)		21,935		13,240	12,791
Prepaid income tax		2,353		3,037	2,934
Advanced payments		1,577		26,853	25,942
Forward exchange contracts		173		—	—
Inventories		1,295		1,864	1,802

		679,236		624,797	603,610

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		7		68	66
Long-term investment securities (Note 7)		23,764		28,816	27,839
Investment securities using the equity method (Note 8)		9,565		—	—
Long-term trade receivables, net of allowance for doubtful accounts of ~~W~~680 million in 2003 and ~~W~~535 million in 2004		1,038		1,083	1,046
Long-term loans, net of discount on present value of ~~W~~2,525 million in 2003 and ~~W~~2,709 million in 2004 (Note 9)		13,483		16,086	15,541
Key-money deposits		43,928		72,193	69,745
Long-term prepaid expenses (Note 10)		12,893		12,352	11,933
Deferred income tax assets (Note 21)		232		745	720
Property and equipment, net (Notes 11, 13 and 24)		2,550,921		2,372,845	2,292,382
Intangibles (Notes 12 and 24)		51,481		56,265	54,357

		2,707,312		2,560,453	2,473,629

Total Assets	~~W~~	3,386,548	~~W~~	3,185,250	$3,077,239

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2003 AND 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS’ EQUITY	2003		2004		2004
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	~~W~~	32,951	~~W~~	28,803	$27,826
Other accounts payable		116,632		138,443	133,748
Short-term borrowings (Note 14)		163,000		—	—
Advances received		3,321		9,983	9,644
Accrued expenses		59,982		54,307	52,465
Withholdings		21,210		16,263	15,712
Income tax payable		179		653	631
Current portion of Asset Backed Securities payable (Note 16)		32,510		—	—
Current maturities of long-term debt, net of discount on debentures of ~~W~~3,476 million in 2003 and ~~W~~6,543 million in 2004, and present value discount of ~~W~~1,698 million in 2003 (Notes 13 and 15)		352,226		413,526	399,503
Forward exchange contracts (Note 17)		—		33,802	32,656
Interest swap (Note 17)		13,058		17,623	17,025
Deposits received		1,781		1,924	1,860

		796,850		715,327	691,070

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 15)		242,523		399,154	385,619
Debentures, net (Note 15)		481,753		189,518	183,091
Long-term obligation under capital lease (Note 13)		48,570		32,541	31,438
Long-term advances received		14,315		13,142	12,696
Accrued severance indemnities, net (Note 2)		23,876		32,932	31,815
Long-term deposits received		20,711		23,709	22,906
Deferred income tax liabilities (Note 21)		47		138	133

		831,795		691,134	667,698

Total Liabilities		1,628,645		1,406,461	1,358,768

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY:
Capital stock (Note 18)		2,310,676		2,310,676	2,232,322
Capital surplus (Note 18)		340,777		341,033	329,469
Other capital surplus		(8,557)		—	—
Accumulated deficit		(871,614)		(859,975)	(830,813)
Capital adjustments:
Stock compensation (Note 19)		5,916		7,227	6,982
Valuation loss on available-for-sale securities, net (Note 7)		(6,806)		(5,764)	(5,569)
Valuation loss on available-for-sale securities using the equity method		(7)		—	—
Valuation loss on interest swap (Note 17)		(13,058)		(17,623)	(17,025)
Foreign-based operations translation debit		(22)		—	—
Minority interests		598		3,215	3,105

Total Shareholders’ Equity		1,757,903		1,778,789	1,718,471

Total Liabilities and Shareholders’ Equity	~~W~~	3,386,548	~~W~~	3,185,250	$3,077,239

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002		2003		2004		2004
							(In thousands, except
	(In millions, except per share amount)						per share amount)
OPERATING REVENUE (Notes 22 and 24)	~~W~~	1,417,854	~~W~~	1,383,486	~~W~~	1,449,569	$1,400,414

OPERATING EXPENSES (Note 20)		1,396,426		1,312,792		1,335,639	1,290,348

OPERATING INCOME		21,428		70,694		113,930	110,066

NON-OPERATING INCOME:
Interest income		32,761		18,465		18,497	17,870
Dividend income		2,935		—		—	—
Gain on disposal of short-term investment securities		1,718		315		—	—
Gain on disposal of long-term investment securities		2,658		145		109	105
Gain on disposal of property and equipment		93		1,102		885	855
Gain on foreign currency transactions		1,560		267		1,404	1,356
Gain on foreign currency translation		17,064		19		33,823	32,676
Gain on early redemption of debentures (Note 15)		—		870		—	—
Gain on valuation of forward exchange contract (Note 17)		—		173		—	—
Gain on transaction of forward exchange contract (Note 17)		186		343		242	234
Gain on disposal of intangible assets		1,646		—		—	—
Gain on realization of negative goodwill (Note 12)		3,093		—		—	—
Other		6,651		5,273		7,215	6,971

		70,365		26,972		62,175	60,067

NON-OPERATING EXPENSES:
Interest expense (Note 15)		169,412		139,330		100,882	97,461
Asset Backed Securities payable expense (Note 16)		22,293		9,028		490	473
Loss on foreign currency transactions		428		764		354	342
Loss on foreign currency translation		260		138		11	11
Loss on disposal of short-term investment securities		—		2,117		86	83
Loss on disposal of long-term investment securities		1,149		—		1	1
Loss on valuation of trading securities		2,838		307		—	—
Impairment loss on short-term investment securities (Note 6)		600		940		450	435
Impairment loss on long-term investment securities (Note 7)		6,357		3,385		2,539	2,453
Donations		335		800		306	296
Loss on early redemption of debentures (Note 15)		5,072		308		—	—
Loss on valuation using the equity method (Note 8)		—		23,142		—	—
Loss on disposal of property and equipment		5,606		1,326		1,246	1,204
Loss on disuse of property and equipment (Note 11)		—		61,333		20,726	20,023
Loss on valuation of forward exchange contract (Note 17)		1,888		—		33,975	32,823
Loss on transaction of forward exchange contract (Note 17)		—		—		173	167
Other (Note 2 and 12)		3,233		15,660		1,017	982

		219,471		258,578		162,256	156,754

ORIDINARY INCOME (LOSS) BEFORE INCOME TAX		(127,678)		(160,912)		13,849	13,379

INCOME TAX EXPENSE (Note 21)		(1,083)		(302)		(495)	(478)

MINORITY INTEREST SHARE OF LOSS (INCOME)		3,736		(85)		(308)	(297)

NET INCOME (LOSS)	~~W~~	(125,025)	~~W~~	(161,299)	~~W~~	13,046	$12,604

BASIC AND DILUTED INCOME (LOSS) PER SHARE (Note 2)	~~W~~	(419)	~~W~~	(502)	~~W~~	28	$0.03

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won (In millions)
						Retained
	Common		Capital			Earnings	Capital		Minority
	Stock		Surplus			(Deficit)	Adjustments		Interests		Total
Balance at December 31, 2001	~~W~~	1,320,000	~~W~~	689,432	~~W~~	(590,365)	~~W~~	2,227	~~W~~	147,098	~~W~~	1,568,392

Net loss for 2002		—		—		(125,025)		—		(3,736)		(128,761)
Issuance of common stock by exercise of stock warrants		76,613		(390)		—		—		—		76,223
Effect of changes in consolidated subsidiaries		—		(207)		4,586		—		—		4,379
Effect of changes in ownership interest		—		116		—		—		2,115		2,231
Disposal of investment securities in subsidiaries		—		807		—		—		—		807
Compensation expense related to stock options		—		—		—		1,651		—		1,651
Valuation loss on available-for-sale securities		—		—		—		(3,761)		—		(3,761)
Loss on valuation of interest swap (Note 17)		—		—		—		(5,633)		—		(5,633)
Foreign-based operations translation debit		—		—		—		(30)		—		(30)

Balance at December 31, 2002		1,396,613		689,758		(710,804)		(5,546)		145,477		1,515,498

Issuance of common stock		914,063		(348,173)		—		—		—		565,890
Net loss for 2003		—		—		(161,299)		—		85		(161,214)
Effect of changes in consolidated subsidiaries		—		(808)		489		—		(144,964)		(145,283)
Compensation expense related to stock options (Note 19)		—		—		—		1,375		—		1,375
Valuation loss on available-for-sale securities		—		—		—		(2,376)		—		(2,376)
Valuation loss on available-for-sale securities using the equity method		—		(8,557)		—		(7)		—		(8,564)
Loss on valuation of interest swap		—		—		—		(7,425)		—		(7,425)
Foreign-based operations translation debit		—		—		—		2		—		2

Balance at December 31, 2003		2,310,676		332,220		(871,614)		(13,977)		598		1,757,903

Net income for 2004		—		—		13,046		—		308		13,354
Effect of changes in consolidated subsidiaries		—		256		(300)		22		2,309		2,287
Compensation expense related to stock options		—		—		—		1,311		—		1,311
Valuation gain on available-for-sale securities		—		—		—		1,042		—		1,042
Effect of changes in investment securities using the equity method		—		8,557		(1,107)		7		—		7,457
Loss on valuation of interest swap		—		—		—		(4,565)		—		(4,565)

Balance at December 31, 2004	~~W~~	2,310,676	~~W~~	341,033	~~W~~	(859,975)	~~W~~	(16,160)	~~W~~	3,215	~~W~~	1,778,789

Translation into U.S. Dollars (In thousands) (Note 2)		$2,232,322		$329,469		$(830,813)		$(15,612)		$3,105		$1,718,471

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002			2003	2004		2004
				(In millions)			(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	~~W~~	(125,025)	~~W~~	(161,299)	~~W~~	13,046	$12,604

Addition of expenses not involving cash outflows:
Stock compensation expense		1,651		1,375		1,278	1,235
Provision for severance indemnities		13,646		13,444		14,095	13,617
Amortization of discount on debentures		26,787		18,857		10,698	10,335
Amortization of discount on long-term debt		—		408		4,983	4,814
Recognition of long-term accrued interest		8,246		6,171		—	—
Employee fringe benefits		2,070		944		1,302	1,258
Depreciation and amortization		433,555		428,528		442,312	427,313
Loss on foreign currency translation		260		138		11	11
Provision for doubtful accounts		16,589		25,744		29,933	28,918
Loss on valuation of trading securities		2,838		307		—	—
Loss on disposal of property and equipment		5,606		1,326		1,246	1,204
Impairment loss on short-term investment securities		600		940		450	435
Impairment loss on long-term investment securities		6,357		3,385		2,539	2,453
Loss on disposal of short-term investment securities		—		2,117		86	83
Loss on disposal of long-term investment securities		1,149		—		1	1
Loss on valuation using the equity method		—		23,142		—	—
Loss on disuse of property and equipment		—		61,333		20,726	20,023
Loss on early redemption of debentures		5,072		308		—	—
Loss on valuation of forward exchange contract		1,888		—		33,975	32,823
Minority interest income		—		85		308	297
Ordinary development cost and other		13		643		634	612

		526,327		589,195		564,577	545,432

Deduction of revenues not involving cash inflows:
Gain on disposal of short-term investment securities		1,718		315		—	—
Amortization of present value discount		3,746		2,019		1,506	1,455
Gain on valuation of forward exchange contract		—		173		—	—
Gain on disposal of property and equipment		93		1,102		885	855
Gain on disposal of intangibles		1,646		—		—	—
Gain on disposal of long-term investment securities		2,658		145		109	105
Gain on foreign currency translation		17,064		19		33,823	32,676
Gain on realization of negative goodwill		3,093		—		—	—
Gain on early redemption of debentures		—		870		—	—
Minority interest loss		3,736		—		—	—
Other		27		56		224	217

		33,781		4,699		36,547	35,308

Changes in assets and liabilities resulting from operations:
Increase in trade receivables		(91,397)		(37,260)		(24,643)	(23,807)
Decrease in long-term trade receivables		—		—		100	96
Decrease (Increase) in accounts receivable-other		(2,816)		2,693		6,494	6,274
Decrease (Increase) in accrued income		1,643		(1,263)		4,243	4,099
Decrease (Increase) in prepaid expenses		22,260		5,710		(1,629)	(1,574)
Decrease (Increase) in prepaid income tax		1,305		1,367		(671)	(648)
Increase in advanced payments		(11,860)		(1,370)		(25,529)	(24,663)
Increase in inventories		(55,892)		(32,218)		(30,929)	(29,880)
Decrease in prepaid V.A.T.		5,905		—		—	—

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002			2003	2004		2004
				(In millions)			(In thousands)
Changes in assets and liabilities resulting from operations:
Decrease (Increase) in forward exchange contract	~~W~~	2,519	~~W~~	(1,888)	~~W~~	—	$—
Decrease in long-term prepaid expenses		6,961		1,097		541	523
Decrease (Increase) in deferred income tax assets		100		(51)		(402)	(388)
Decrease in trade payables		(27,016)		(38,320)		(7,316)	(7,068)
Increase (Decrease) in other accounts payable		(186,839)		(28,698)		20,347	19,657
Increase in advances received		2,487		347		4,129	3,989
Increase (Decrease) in accrued expenses		7,361		18,512		(6,948)	(6,712)
Increase (Decrease) in withholdings		10,365		7,314		(6,441)	(6,223)
Increase (Decrease) in income tax payable		1,749		(1,436)		474	458
Decrease in long-term advances received		—		(1,189)		(1,173)	(1,133)
Increase (Decrease) in deposits received		7,756		893		(77)	(74)
Increase (Decrease) in long-term deposits received		(4,306)		1,013		3,219	3,110
Increase (Decrease) in deferred income tax liabilities		407		(1)		90	87
Increase (Decrease) in foreign based operations translation credit		(30)		2		—	—
Decrease in payments to National Pension		76		140		23	22
Payments of severance indemnities		(5,786)		(15,556)		(5,090)	(4,917)

		(315,048)		(120,162)		(71,188)	(68,772)

Net cash flows provided by operating activities		52,473		303,035		469,888	453,956

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of short-term investment securities		101,908		34,143		303	293
Collection of short-term financial instruments		483,510		842,882		778,170	751,782
Redemption of short-term loans		1,150		6,771		6,320	6,106
Redemption of long-term loans		16,044		2,734		1,280	1,237
Proceeds from disposal of long-term investment securities		8,528		406		9,002	8,697
Withdrawal of long-term financial instruments		1,220		—		3	3
Refund of key-money deposits		16,039		18,152		14,642	14,145
Proceeds from disposal of property and equipment		4,494		9,304		8,218	7,939
Proceeds from disposal of intangibles		1,800		—		—	—
Withdrawal of severance insurance deposits		1,673		1,009		99	96
Acquisition of short-term financial instruments		(484,050)		(929,616)		(751,564)	(726,079)
Purchase of short-term investment securities		(70,098)		(17,807)		—	—
Extension of short-term loans		(572)		(614)		(417)	(403)
Purchase of long-term investment securities		(3,348)		(1,132)		(190)	(184)
Acquisition of long-term financial instruments		(85)		(2)		(131)	(127)
Extension of long-term loans		(2,854)		(5,404)		(2,755)	(2,662)
Payment of key-money deposits		(9,111)		(2,324)		(42,083)	(40,656)
Acquisition of investment securities using the equity method		—		—		(3,734)	(3,607)
Acquisition of property and equipment		(342,643)		(196,053)		(212,522)	(205,315)
Payment of intangibles		(18,447)		(13,118)		(12,163)	(11,751)
Payment of severance insurance deposits		(2,764)		(124)		(1,659)	(1,603)

Net cash flows used in investing activities		(297,606)		(250,793)		(209,181)	(202,089)

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002		2003		2004		2004
			(In millions)				(In thousands)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	~~W~~	63,000	~~W~~	338,000	~~W~~	—	$—
Proceeds from long-term debt		236,424		148,329		322,549	311,611
Proceeds from issuance of debentures		603,972		261,013		—	—
Proceeds from issuance of common stock		76,223		565,889		—	—
Proceeds from Asset Backed Securities		81,000		—		—	—
Proceeds from long-term deposits received		—		1,487		—	—
Increase in minority interests		702		—		—	—
Repayment of short-term borrowings		(64,695)		(230,000)		(163,000)	(157,473)
Repayment of current portion of long-term debt		(77,332)		—		—	—
Repayment of long-term debt		(507,548)		(1,096,800)		(421,961)	(407,652)
Decrease in Asset Backed Securities payable		(117,207)		(122,972)		(32,510)	(31,408)
Repayment of bonds with warrants		(39,348)		—		—	—
Repayment of deposits received		(1,899)		—		—	—

Net cash flows provided by (used in) financing activities		253,292		(135,054)		(294,922)	(284,922)

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(733)		(23,758)		3,013	2,911

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		7,426		(106,570)		(31,202)	(30,144)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		298,692		306,118		199,548	192,781

CASH AND CASH EQUIVLAENTS, END OF YEAR	~~W~~	306,118	~~W~~	199,548	~~W~~	168,346	$162,637

     (continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002		2003		2004		2004
			(In millions)				(In thousands)
CASH PAID FOR INTEREST	~~W~~	143,755	~~W~~	125,291	~~W~~	82,453	$79,657

CASH REFUNDED (PAID) FOR INCOME TAX		2,289		(1,030)		(1,348)	(1,302)

TRANSACTIONS NOT INVOLVING CASH:
Transfer of long-term loans to current portion		6,842		13,830		4,759	4,598
Transfer of inventories to property and equipment		59,374		41,801		31,480	30,413
Transfer of debentures to current portion		849,330		264,688		306,000	295,624
Transfer of long-term debt to current portion		187,454		103,271		72,956	70,482
Transfer of long-term obligation under capital lease to current portion		38,376		87,297		53,108	51,307
Transfer of Asset Backed Securities payable to current portion		146,024		32,510		—	—
Recognition of loss on valuation of available-for-sale securities as capital adjustments		(3,761)		(3,496)		(681)	(658)
Transfer of construction in progress to property and equipment		152,918		125,045		70,698	68,301
Transfer of construction in progress to intangibles		16,429		—		—	—
Increase of long-term loans accompanied by long-term debt		7,000		—		—	—
Acquisition of property and equipment under long-term lease obligation		20,526		98,230		37,731	36,452
Transfer of other current liabilities to long-term deposits received		—		17,121		—	—
Transfer of short-term loans to long-term loans		10,028		—		—	—

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

1. GENERAL:

(1) hanarotelecom incorporated

hanarotelecom incorporated (“hanaro”) was incorporated on September 26, 1997, pursuant to the laws of the Republic of Korea (“Korea”). hanaro was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997, as the second carrier to provide local telephony services in Korea. On November 11, 1998, hanaro was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). hanaro issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

hanaro commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999, and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 51 counties as of December 31, 2004. On December 12, 2002, hanaro received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.

hanaro’s headquarters is located in Joong-Gu, Seoul. hanaro has 26 domestic branches and also has invested in several companies such as Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Hanaro Dream Inc. in order to facilitate and strengthen its services.

hanaro changed its company name into “hanarotelecom incorporated” from “Hanaro Telecom, Inc.” at the shareholders’ meeting on December 16, 2004.

As of December 31, 2004, the shareholders of hanaro are as follows:

	Number of	Percentage of
	shares	ownership (%)
Newbridge Asia HT, L.P.	49,535,799	10.72
AIF II NT, Ltd.	38,456,250	8.32
Korea Investment Trust Co., Ltd	28,540,408	6.18
AOF NT, Ltd.	24,721,875	5.35
SK Telecom	22,090,000	4.78
United Classic Investment Limited	20,392,746	4.41
Dacom Corporation	14,570,565	3.15
HT Holding IX, L.P.	12,818,750	2.77
Daewoo Securities Co., Ltd.	12,000,000	2.60
Employee stock ownership association	2,673,628	0.58
Others	236,335,159	51.14

	462,135,180	100.00

(2) Consolidated Subsidiaries

The consolidated financial statements include the accounts of hanaro and its controlled subsidiaries (collectively referred to as the ''Company’’). Controlled subsidiaries include majority-owned entities and entities of which hanaro owns more than 30 percent of the total outstanding voting stock and is the largest shareholder. Significant inter-company accounts and transactions have been eliminated in the consolidation. The ownership percentages disclosed in the following table relate to the period that such entities were consolidated.

	Year	Ownership
	control was	percentage (%)
Subsidiaries	obtained	2003	2004	Primary business
Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management for hanarotelecom incorporated

Hanaro Telephone & Internet Information, Inc.	2002	99.99	99.99	Customer Q & A and service

Hanaro WEB(n)TV	2000	90.91	49.00	Broadcasting & telecommunication

Media Holdings, Inc.	2004	—	100.00	Investment in broadcasting company

Hanaro Telecom America, Inc.	2000	100.00	—	Telecommunication service

Hanaro Dream, Inc.	2004	—	57.02	Distribution of internet digital contents

hanaro’s ownership percentage in Dreamline Corporation decreased from 32.18% to 26.28% due to the third party’s investment into Dreamline Corporation on November 17, 2003. As a result, Dreamline Corporation and its 37.19%-owned subsidiary, Hanaro Dream, Inc., were excluded from the consolidated financial statements as of December 31, 2003.

hanaro purchased Hanaro Dream, Inc.’s and Media Holdings, Inc.’s shares during 2004 and included those companies in the consolidated financial statements. hanaro reclassified Dreamline Corporation into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004, and excluded Hanaro Telecom America, Inc., which is in the process of liquidation and was recognized as impaired, from the consolidated financial statements as of December 31, 2004.

Also, hanaro disposed of shares of Hanaro Web (n) TV (ownership percentage of 41.91%) to Media Holdings, Inc. during 2004.

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

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of ~~W~~1,035.10 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, solely for the convenience of the reader. This convenience translation into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in preparing the accompanying consolidated financial statements are summarized as follows:

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards (“SKAS”) No. 13-“Troubled Debt Restructurings”, effective from January 1, 2004, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior period.

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

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectivity of individual accounts and historical bad debt experience.

The increase in the provision and allowance is consistent with the Company’s increase in operating revenues.

Changes in allowance for doubtful accounts of trade receivables and accounts receivable-other for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	5,022	~~W~~	21,170	~~W~~	41,089
Provision		16,589		25,744		29,933
Write-offs		(440)		(1,569)		(8,969)
Changes in consolidated subsidiaries		(1)		(4,256)		753

End of year	~~W~~	21,170	~~W~~	41,089	~~W~~	62,806

The Company reclassified the trade receivables from Onse Telecom into long-term trade receivables due to the court arrangement of debt and accordingly, recorded the difference between the trade receivables and the discounted present value as allowance for doubtful accounts in 2003.

Also, in 2004, in accordance with the adoption of SKAS No. 13, the Company reclassified the discount on present value of ~~W~~ 686 million of the receivables from Onse Telecom incurred during 2003 into allowance for doubtful accounts.

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

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

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

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while with securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When a held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as a capital adjustment. Whereas, in the case of an available-for-sale security reclassified into held-to-maturity securities, the difference is recorded as a capital adjustment and amortized using the effective interest rate method for the remaining periods.

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

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40 ~ 50 years
Machinery	5 ~ 15 years
Vehicles and other	4 ~ 8 years

The Company changed the useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the Company’s accumulated business experience and the average useful lives used by companies in the same industry. Such changes in accounting estimates increased the Company’s depreciation by ~~W~~8 million for the year ended December 31, 2004, in comparison with the calculation applying the previous useful lives. The changes in the estimated useful lives are as follows:

	Previous useful lives	Revised useful lives
Buildings and structures	50 years	40 years
Machinery (duct line)	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other	5 ~ 8 years	4 years

Long-Lived Assets

Long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gain and loss on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, were capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

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

Estimated Useful Lives
Goodwill	5 years
Industrial property rights	5-10 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year
Other intangibles	3-5 years

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to ~~W~~25,649 million and ~~W~~36,348 million as of December 31, 2003 and 2004, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ~~W~~149 million and ~~W~~127 million as of December 31, 2003 and 2004, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of ~~W~~1,624 million and ~~W~~3,289 million as of December 31, 2003 and 2004, respectively, is presented as a deduction from accrued severance indemnities.

Changes in accrued severance indemnities for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	21,419	~~W~~	28,027	~~W~~	25,649
Severance payments		(5,786)		(15,556)		(5,090)
Provision		13,646		15,224		15,116
Changes in consolidated subsidiaries		(1,252)		(2,046)		673

		28,027		25,649		36,348

National Pension Fund for employees		(295)		(149)		(127)
Severance insurance deposits		(3,638)		(1,624)		(3,289)

End of year	~~W~~	24,094	~~W~~	23,876	~~W~~	32,932

In 2003, the Company paid retirement bonus amounting to ~~W~~4,513 million in addition to the normal severance payment. The retirement bonus was recorded as non-operating expense-other.

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ~~W~~1,192.60 and ~~W~~1,035.00 to US $1.00 at December 31, 2003 and 2004, respectively.

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

Stock Compensation Expense

The Company values stock options granted in 2004 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 19).

Net Income (Loss) Per Share

Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period.

Basic and diluted income (loss) per share for the years ended December 31, 2002, 2003 and 2004 are computed as follows:

	2002		2003		2004
Net income (loss) (won in millions)	~~W~~	(125,025)	~~W~~	(161,299)	~~W~~	13,046
Weighted average number of common shares outstanding (In thousands)		298,251		321,310		462,135

Basic and diluted income (loss) per share (won)	~~W~~	(419)	~~W~~	(502)	~~W~~	28

Bonds with warrants and stock options were not included in computing diluted income (loss) per share in 2002, 2003 and 2004, respectively, because their effects were anti-dilutive.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)
	2004	2003		2004
Cash on hand	—	~~W~~	5	~~W~~	7
Current deposit	—		—		50
Passbook accounts	0.1		3,797		4,045
Time deposits	3.35 ~ 3.55		—		37,000
Commercial paper	2.85 ~ 4.1		194,234		11,586
Money Market Funds	3.2 ~ 3.53		—		96,762
Repurchase agreements	3.5		—		5,000
Certificate of deposit	3.4		—		10,000
Money Market Deposit Account	2.2 ~ 3.6		1,512		3,896

		~~W~~	199,548	~~W~~	168,346

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

(1) Short-term financial instruments as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)
	2004	2003		2004
Time deposits	2.9 ~ 4.6	~~W~~	186,120	~~W~~	144,005
Repurchase agreements	3.43 ~ 4.7		7,000		29,521
Money Market Deposit Account	—		26,752		—
Commercial paper	2.85		—		5,190
Certificate of deposit	3.4 ~ 3.5		—		15,000

		~~W~~	219,872	~~W~~	193,716

(2) Long-term financial instruments as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)
	2004	2003		2004
Deposits for checking accounts	—	~~W~~	7	~~W~~	68

5. RESTRICTED DEPOSITS:

As of December 31, 2003 and 2004, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions).

	2003		2004
Short-term financial instruments	~~W~~	212,272	~~W~~	117,267
Long-term financial instruments		7		68

	~~W~~	212,279	~~W~~	117,335

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003				2004
	Acquisition cost		Book value		Acquisition cost		Book value
Trading securities:
Money market funds	~~W~~	579	~~W~~	273	~~W~~	—	~~W~~	—

Held-to-maturity securities:
Collateralized bond obligation		1,540		—		1,570		1,120
Government bonds		116		116		1		1

		1,656		116		1,571		1,121

	~~W~~	2,235	~~W~~	389	~~W~~	1,571	~~W~~	1,121

The Company recorded ~~W~~600 million, ~~W~~940 million and ~~W~~450 million of impairment loss on short-term investment securities for the years ended December 31, 2002, 2003 and 2004, respectively.

7. LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of December 31, 2003 and 2004 consist of the following (won in millions):

	2003			2004
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	~~W~~	3,764	0.37	~~W~~	4,143
Summit Technology Co., Ltd.	0.63		11	—		—
Netsecure Technology, Inc.	2.35		108	0.38		18
C.C.S., Inc.	7.22		1,894	7.22		1,698

			5,777			5,859

Non-listed equity securities:
Korea Information Assurance, Inc.	0.47		100	0.47		100
Dreamline Corporation	—		—	14.18		16,935
CCR Inc.	2.08		484	2.08		484
Dauinternet, Inc.	0.71		28	0.71		28
Korea Digital Cable Media Center	12.35		550	4.75		550
others			3,310			2,098

			4,472			20,195

	2003			2004
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Investments in funds:
Engineering Benevolent Association	0.03	~~W~~	14	0.03	~~W~~	14
KDBC Hanaro Interventure Fund	31.00		3,100	31.00		2,598
Others	—		61	—		130

			3,175			2,742

			13,424			28,796

Held-to-maturity securities:
Investments in funds:
Hana Dream Limited Co.	5.00		1	—		—
Hanafos Securitization Specialty Co., Ltd.	2.00		—	—		—

			1			—

Debt securities:
Government and municipal bond			16			18
G.P.S. Korea Inc.			2			2
Hanafos Securitization Specialty Co., Ltd.			9,000			—
Best Pool Securitization Specialty Co., Ltd.			201			—
New KB STAR Guarantee ABS Specialty Co., Ltd.			1,120			—

			10,339			20

			10,340			20

		~~W~~	23,764		~~W~~	28,816

(2) Listed equity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003				2004
	Acquisition cost		Fair value		Acquisition cost		Fair value
LG Telecom Co., Ltd.	~~W~~	5,396	~~W~~	3,764	~~W~~	5,396	~~W~~	4,143
Summit Technology Co., Ltd.		800		11		—		—
Netsecure Technology, Inc.		1,399		108		1,399		18
C.C.S., Inc.		4,740		1,894		4,740		1,698

	~~W~~	12,335	~~W~~	5,777	~~W~~	11,535	~~W~~	5,859

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.

(3) Non-listed equity securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003						2004
	Acquisition		Net asset		Book		Acquisition		Net asset		Book
	cost		value		value		cost		value		value
Korea Information Assurance, Inc.	~~W~~	100	~~W~~	85	~~W~~	100	~~W~~	100	~~W~~	81	~~W~~	100
Dreamline Corporation		—		—		—		39,530		18,837		16,935
CCR Inc.		1,780		484		484		1,780		277		484
Dauinternet, Inc.		1,100		28		28		1,100		20		28
Korea Digital Cable Media Center		550		399		550		550		469		550
Others		13,261		2,373		3,310		8,172		1,351		2,098

	~~W~~	16,791	~~W~~	3,369	~~W~~	4,472	~~W~~	51,232	~~W~~	21,035	~~W~~	20,195

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss of ~~W~~6,357 million, ~~W~~3,385 million and ~~W~~2,539 million of impairment loss on long-term investment securities charged to current operations for the years ended December 31, 2002, 2003 and 2004, respectively.

(4) Debt securities as of December 31, 2003 and 2004 are as follows (won in millions):

	2003				2004
	Acquisition cost		Book value		Acquisition cost		Book value
Government and municipal bonds:	~~W~~	16	~~W~~	16	~~W~~	18	~~W~~	18
Corporate bonds:
G.P.S. Korea Inc.		2		2		2		2
Subordinate debt investments:
Hanafos Securitization Specialty Co., Ltd.		9,000		9,000		—		—
Best Pool Securitization Specialty Co., Ltd.		450		201		—		—
New KB STAR Guarantee ABS Specialty Co., Ltd.		1,120		1,120		—		—

	~~W~~	10,588	~~W~~	10,339	~~W~~	20	~~W~~	20

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of December 31, 2003 and 2004 are as follows (won in millions):

	2003			2004
	Ownership			Ownership
	percentage (%)	Book value		percentage (%)	Book value
Dreamline Corporation	26.28	~~W~~	9,565	—	~~W~~	—

The Company reclassified investment securities of Dreamline Corporation into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004. As of December 31, 2003, Dreamline Corporation’s 37.19%-owned subsidiary, Hanaro Dream, Inc., was recorded as investment securities using the equity method by Dreamline Corporation.

(2)	Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

							Loss on valuation		Changes in
	Acquisition		Net asset		Beginning		using the equity		consolidated		Capital		Book
2003	cost		Value		of period		method		subsidiaries		adjustment		Value
Dreamline Corporation	~~W~~	39,530	~~W~~	24,894	~~W~~	—	~~W~~	(23,142)	~~W~~	41,272	~~W~~	(8,565)	~~W~~	9,565

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of December 31, 2003 and 2004 are as follows (won in millions):

		2003				2004
	Interest per
	annum (%)	Short-term		Long-term		Short-term		Long-term
Loans to employees for share ownership	—	~~W~~	8,808	~~W~~	4,588	~~W~~	4,486	~~W~~	8,634
Loans to employees for housing	2.0		1,382		8,226		1,524		8,450
Other	—		98		41		128		67

			10,288		12,855		6,138		17,151
Less: discount on present value			(401)		(2,069)		(149)		(2,495)

		~~W~~	9,887	~~W~~	10,786	~~W~~	5,989	~~W~~	14,656

10. PREPAID EXPENSES AND LONG-TERM PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company’s PC-PLUS I and II program, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement.

11. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the years ended December 31, 2003 and 2004 are as follows (won in millions):

								Changes in
	Beginning of							consolidated
2003:	year		Increase		Decrease			subsidiaries	End of year
Land	~~W~~	157,962	~~W~~	385	~~W~~	70	~~W~~	(315)	~~W~~	157,962
Buildings		256,692		49,593		163		(1,373)		304,749
Structures		3,607		2		—		(3,363)		246
Machinery		3,589,543		342,692		117,412		(520,961)		3,293,862
Vehicles		788		33		283		(107)		431
Other		57,901		5,619		611		(15,900)		47,009
Construction in progress		85,121		64,961		125,045		(1,189)		23,848
Machinery in transit		461		69		469		—		61

		4,152,075		463,354		244,053		(543,208)		3,828,168

Less: Accumulated depreciation
Buildings		16,613		6,548		9		(83)		23,069
Structures		319		12		—		(293)		38
Machinery		971,848		406,957		47,200		(103,039)		1,228,566
Vehicles		403		76		199		(82)		198
Other		28,578		6,316		270		(9,248)		25,376

		1,017,761		419,909		47,678		(112,745)		1,277,247

	~~W~~	3,134,314							~~W~~	2,550,921

							Changes in
	Beginning of						consolidated
2004:	year		Increase		Decrease		subsidiaries		End of year
Land	~~W~~	157,962	~~W~~	7,584	~~W~~	—	~~W~~	—	~~W~~	165,546
Buildings		304,749		7,999		177		—		312,571
Structures		246		—		—		—		246
Machinery		3,293,862		259,718		52,121		1,973		3,503,432
Vehicles		431		47		38		—		440
Other		47,009		8,107		9,831		1,150		46,435
Construction in progress		23,848		69,551		70,698		—		22,701
Machinery in transit		61		394		194		—		261

		3,828,168		353,400		133,059		3,123		4,051,632

Less: Accumulated depreciation
Buildings		23,069		8,544		15		—		31,598
Structures		38		13		—		—		51
Machinery		1,228,566		408,119		24,102		273		1,612,856
Vehicles		198		202		38		—		362
Other		25,376		16,384		8,314		474		33,920

		1,277,247		433,262		32,469		747		1,678,787

	~~W~~	2,550,921							~~W~~	2,372,845

Depreciable assets are insured for fire and other casualty losses up to ~~W~~1,614,632 million and ~~W~~2,301,912 million as of December 31, 2003 and 2004, respectively.

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is ~~W~~159,855 million and ~~W~~180,809 million as of December 31, 2003 and 2004, respectively.

The Company recorded ~~W~~61,333 million and ~~W~~20,726 million of loss on disuse of property and equipment for the years ended December 31, 2003 and 2004, respectively, due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.

12. INTANGIBLES:

(1)	Intangibles as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004
Goodwill	~~W~~	3,287	~~W~~	5,775
Industrial property rights		15		47
Cable line usage rights		45,397		47,748
Development costs		2,716		1,466
Land rights		66		62
Other intangibles		—		1,167

	~~W~~	51,481	~~W~~	56,265

The Company recorded ~~W~~86 million of impairment loss on intangibles as non-operating expense-other for the year ended December 31, 2004.

(2)	Amortization of intangibles for the years ended December 31, 2002, 2003 and 2004 is as follows (won in millions):

	2002		2003		2004
Goodwill	~~W~~	481	~~W~~	3,455	~~W~~	3,855
Industrial property rights		7		17		22
Cable line usage rights		1,825		2,415		2,609
Development costs		6,886		3,346		2,625
Land rights		4		4		4
Other intangibles		510		—		323

	~~W~~	9,713	~~W~~	9,237	~~W~~	9,438

(3)	Changes in development costs (intangibles) for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	3,113	~~W~~	999	~~W~~	2,716
Increase		6,633		5,063		1,375
Amortization		(6,886)		(3,346)		(2,625)
Changes in consolidated subsidiaries		(1,861)		—		—

End of year	~~W~~	999	~~W~~	2,716	~~W~~	1,466

(4)	~~W~~4,784 million, ~~W~~4,891 million and ~~W~~3,960 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2002, 2003 and 2004, respectively.

(5)	Negative goodwill of ~~W~~29,938 million accounted for in accordance with the purchase method on December 24, 2001 was excluded from the Company as of December 31, 2003 due to the decrease of hanaro’s percentage ownership in Dreamline Corporation from 32.18% to 26.28%.

Changes in negative goodwill for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	29,938	~~W~~	26,845	~~W~~	—
Changes in consolidated subsidiaries		—		(26,845)		—
Amortization		(3,093)		—		—

End of year	~~W~~	26,845	~~W~~	—	~~W~~	—

13. LEASES:

(1)	The Company has operating lease agreements for the rights to use automobiles. The payment schedule for the operating leases is as follows (won in millions):

Year	Amount
2005	~~W~~	894
2006		494
2007		75

	~~W~~	1,463

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2003 and 2004, the acquisition cost of machinery and equipment under capital lease was ~~W~~193,959 million and ~~W~~175,336 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2002, 2003 and 2004 amount to ~~W~~11,071 million, ~~W~~20,071 million and ~~W~~19,719 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2004 are as follows (won in millions and dollar in thousands):

Year	Principal		Interest		Total
2005	~~W~~	47,313	~~W~~	3,516	~~W~~	50,829
2006		23,497		1,200		24,697
2007		8,899		226		9,125
2008		145		3		148

		79,854	~~W~~	4,945	~~W~~	84,799

Less: Current portion		(47,313)

	~~W~~	32,541

14. SHORT-TERM BORROWINGS:

Short-term borrowings as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)
	2004	2003		2004
General loans	—	~~W~~	3,000	~~W~~	—
Syndication loans	—		60,000		—
Issuance of commercial paper	—		100,000		—

		~~W~~	163,000	~~W~~	—

15. LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of December 31, 2003 and 2004 is as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2003		2004
Information promotion fund	3.78 ~ 7.25	~~W~~	163,813	~~W~~	66,651
General loans	6.99		55,000		40,000
Syndication loans	6.61 ~ 6.80		24,952		102,304
Asset backed loan (ABL)	—		25,902		—

			269,667		208,955
Less: Current portion			(98,970)		(66,756)
Discount on present value			(844)		(2,691)

		~~W~~	169,853	~~W~~	139,508

On April 18, 2002, the Company transferred the beneficiary certificates of ~~W~~ 207,000 million for the trust amount of ~~W~~ 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.(“Hanadream”) in exchange for the right to have some of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to ~~W~~ 207,000 million on April 25, 2002, of which the subordinate loan of ~~W~~7,000 million was loaned by the Company and ~~W~~ 200,000 million was loaned by the banks. The proceeds of ~~W~~200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. ~~W~~11,864 million, ~~W~~7,538 million and ~~W~~398 million were recorded as interest expense for the years ended December 31, 2002, 2003 and 2004, respectively. ABL repayment was completed during 2004.

(2)	Long-term debt in foreign currency as of December 31, 2003 and 2004 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum(%)	U.S. dollars		Won equivalent
	2004	2003	2004	2003		2004
Syndication loans	5.54	$63,065	$258,568	~~W~~	75,212	~~W~~	267,618
Less: Discount on present value		(2,131)	(7,703)		(2,542)		(7,972)

		$60,934	$250,865	~~W~~	72,670	~~W~~	259,646

(3)	On November 13, 2003, the Company entered into a syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximated ~~W~~720 billion (won currency loan of ~~W~~224,684 million and US$ currency loan of US$ 416,232 thousand), which includes a term loan of ~~W~~660 billion with a maturity of five years and a revolving loan of ~~W~~60 billion. The outstanding balance of this syndication loan as of December 31, 2004 is ~~W~~369,922 million (long-term debt in local currency of ~~W~~102,304 million and long-term debt in foreign currency of ~~W~~267,618 million).

In relation to the above syndication loans, the Company’s buildings are pledged as collateral up to ~~W~~531,411 million; machinery of which book value is ~~W~~1,702,960 million as of September 30, 2004 are provided as assignable mortgage; some intellectual property rights are pledged as collateral.

(4)	Debentures as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)	Due	2003		2004
15th	—	2001~2004	~~W~~	15,000	~~W~~	—
17-1st	—	2002~2004		60,000		—
17-2nd	—	2002~2004		40,000		—
19-1st	—	2002~2004		80,000		—
19-2nd	6.00	2002~2005		20,000		20,000
20th	5.42	2002~2005		100,000		100,000
21st	6.00	2002~2005		170,000		170,000
23rd	6.00	2003~2006		190,000		190,000
24th	8.59	2003~2005		16,000		16,000

				691,000		496,000
Less: Current portion				(195,000)		(306,000)
Discount on present value				(14,247)		(482)

			~~W~~	481,753	~~W~~	189,518

The Company early repaid the full amount of the 13th and the 25th bonds with warrants and recognized a loss on early redemption of ~~W~~5,072 million in 2002. During 2003, the Company early repaid ~~W~~20,000 million of 1st debenture to reduce interest expense burden and recorded ~~W~~308 million of loss on early redemption of debentures.

On September 2, 2003, the Company early repaid bonds with stock warrants (“18th debenture”) and recorded ~~W~~870 million of gain on early redemption of debentures. The warrants on the bonds with stock warrants carry the rights to buy US$ 15,000,000 of stock (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is ~~W~~5,000 at an exchange rate of ~~W~~1,321.20 to US$1.00.

As of December 31, 2004, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

According to the covenants, debentures of 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment more than the amount of ~~W~~750 billion ~ ~~W~~1,000 billion in each fiscal year. The Company complies with the covenants’ requirements as of December 31, 2004.

(5)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of December 31, 2004 is as follows (won in millions and dollar in thousands):

			Long-term debt		Long-term debt in foreign currency
Year	Debentures		in local currency		U.S. dollar	Won equivalent		Total
2005	~~W~~	306,000	~~W~~	66,756	$—	~~W~~	—	~~W~~	372,756
2006		190,000		37,877	38,785		40,143		268,020
2007		—		50,360	103,427		107,047		157,407
2008		—		52,377	116,356		120,428		172,805
2009		—		1,585	—		—		1,585

	~~W~~	496,000	~~W~~	208,955	$258,568	~~W~~	267,618	~~W~~	972,573

(6)	Other than collateral provided to the syndication loan consortium described in the Note 15(3), property and equipment of ~~W~~80,566 million and short-term financial instruments of ~~W~~34,410 million are pledged as collateral for short-term borrowings, long-term debt and debentures as of December 31, 2004.

16. ASSET BACKED SECURITIES PAYABLE:

In October 2001, the Company transferred the beneficiary certificates of ~~W~~309,000 million for the trust amount of ~~W~~341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to have some of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (“ABS”) amounting to ~~W~~309,000 million on October 31, 2001, of which a subordinate debt investment of ~~W~~9,000 million was purchased by the Company and ~~W~~300,000 million was purchased by third party investors. The proceeds of ~~W~~300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed during 2004 and, ~~W~~18,382 million, ~~W~~9,028 million and ~~W~~490 million were recorded as Asset Backed Securities payable expense for the years ended December 31, 2002, 2003 and 2004, respectively.

In May 2002, Dreamline Corporation transferred the beneficiary certificates of ~~W~~93,500 million issued by a trustee bank to 1st Dreamline Securitization Speciality Co., Ltd. (“DSS”) in exchange for the right to have some of the Company’s future trade receivables, which are expected to be incurred from June 2002 to May 2005. DSS then issued Asset Backed Securities (ABS) amounting to ~~W~~82,500 million on May 16, 2002, of which a subordinate debt investment of ~~W~~1,500 million was purchased by the Company and ~~W~~81,000 million was purchased by third party investors. The proceeds of ~~W~~81,000 million from the issuance of ABS by DSS was remitted to the Company. As described in Note 1(2), Dreamline Corporation was excluded from the Company’s consolidated financial statements as of December 31, 2003. ~~W~~3,911 million was recorded as Asset Backed Securities payable expense for the year ended December 31, 2002.

17. DERIVATIVES:

(1)	Swap Contract

In relation to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea (IBK) and Korea Development Bank (KDB) to hedge the risk of floating interest rates. As a result of the valuation of this swap contract, the Company recorded ~~W~~13,058 million and ~~W~~17,623 million of valuation loss as capital adjustments and liability as of December 31, 2003 and 2004, respectively (won in millions and dollar in thousands).

						Valuation loss
Financial			Fixed rate			on interest swap
institution	Contract period	Floating rate (%)	(%)	Contract amount		2003		2004
IBK	2002.5~2005.5	Government bond rate+1.95	9.90	~~W~~	100,000	~~W~~	4,419	~~W~~	1,496
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		8,639		4,556
KDB	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		—		9,325
KDB	2004.9~2008.11	LIBOR+3.25	6.70		$56,759		—		2,246

						~~W~~	13,058	~~W~~	17,623

(2)	Forward Exchange Contract

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded ~~W~~33,975 million of loss on forward exchange valuation for the year ended December 31, 2004 and ~~W~~33,802 million of forward exchange contracts (current liabilities) as of December 31, 2004 (dollar in thousands).

Contract period	Fixed exchange rate		Contract amount
2003.12~2008.11	~~W~~	1,190.00 /$	US$	63,065
2004.2~2008.11	~~W~~	1,166.20 /$		138,744
2004.9~2008.11	~~W~~	1,146.70 /$		56,759

			US$	258,568

Also, the Company recorded ~~W~~186 million, ~~W~~343 million and ~~W~~242 million of gain on transaction of forward exchange contract for the years ended December 31, 2002, 2003 and 2004, respectively, and ~~W~~173 million of loss on transaction of forward exchange contract for the year ended December 31, 2004.

18. SHAREHOLDERS’ EQUITY:

The Company has authorized 700,000,000 common shares of ~~W~~5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2004.

19. STOCK OPTION PLAN:

The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2004 are as follows:

		Number of	Exercise
Grant company	Grant date	shares	price/share		Methods	Exercise period
hanarotelecom incorporated	1999. 3. 1	50,000	~~W~~	5,630	New stock issue	2002.3.1~2007.2.28
	1999.10. 1	120,000		19,910	New stock issue	2002.10.1~2007.9.30
	2000. 3.17	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17
	2004.12.16	19,772,890		5,000	New stock issue or cash payment	2006.12.17~2011.12.16
Hanaro Dream, Inc.	2003.1.16	30,000		8,000	New stock issue	2005.1.16~2007.1.15

hanaro values stock options granted on December 16, 2004 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, hanaro uses the minimum value method (see Note 2). Total compensation expense of ~~W~~16,645 million is allocated over the vesting period. The compensation expense charged to operations for the year ended December 31, 2004 is ~~W~~1,311 million and ~~W~~7,227 million was recorded as capital adjustment as of December 31, 2004. Also, in relation to the stock options granted in 1999, hanaro did not recognize compensation expense, which is calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for hanaro’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced as follows (won in millions, except per share amount):

	2002		2003		2004
Ordinary income (loss)	~~W~~	(130,060)	~~W~~	(162,657)	~~W~~	12,695
Net income (loss)	~~W~~	(127,406)	~~W~~	(163,044)	~~W~~	11,893

Ordinary income (loss) per share	~~W~~	(436)	~~W~~	(506)	~~W~~	27
Net income (loss) per share	~~W~~	(427)	~~W~~	(507)	~~W~~	26

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method would be calculated as ~~W~~18,389 million.

20. OPERATING EXPENSES:

Significant accounts of operating expenses for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Salaries and wages	~~W~~	97,715	~~W~~	92,370	~~W~~	103,030
Provision for severance indemnities		11,959		13,444		14,095
Welfare		22,274		19,380		24,994
Rent		19,624		14,746		6,075
Depreciation		433,475		428,528		442,312
Advertising		42,487		27,457		39,514
Ordinary research and development cost		4,784		4,891		3,960
Utilities		17,578		19,487		22,023
Telecommunication equipment lease expenses		188,867		165,716		140,820
Bad debt		13,690		25,744		29,933
Maintenance		46,274		42,583		51,451
Selling expenses		47,259		6,408		6,791
Sales commissions		220,336		195,997		178,380
Interconnection charges		95,883		131,114		141,964
Commissions		83,874		70,859		68,460
Outsourcing services		15,607		20,519		24,722
Other		34,740		33,549		37,115

	~~W~~	1,396,426	~~W~~	1,312,792	~~W~~	1,335,639

21. INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7% in 2002, 2003 and 2004. Income tax is calculated as follows (won in millions):

	2002		2003		2004
Income taxes currently payable	~~W~~	577	~~W~~	341	~~W~~	806
Changes in temporary differences		506		(39)		(311)

Income tax expense	~~W~~	1,083	~~W~~	302	~~W~~	495

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004
Accrued severance indemnities	~~W~~	16,796	~~W~~	22,154
Valuation loss on marketable securities		307		—
Bad debts		37,851		59,500
Present value discount		(1,963)		(7,745)
Valuation loss on investment securities		13,809		39,489
Loss on valuation of forward exchange contract		—		33,975
Forward contracts		(173)		—
Valuation loss on investment securities using the equity method		21,400		—
Loss on disuse of property and equipment		61,333		13,840
Accrued income		(6,313)		(2,067)
Depreciation		259		1
Severance insurance deposits and other		(1,155)		(4,664)

		142,151		154,483
Loss carryforward		659,846		703,694
Less: Unrecognized		(801,373)		(855,970)

		624		2,207

Tax rate (%)		29.7		27.5

Deferred income tax assets, net	~~W~~	185	~~W~~	607

As of December 31, 2003 and 2004, hanaro did not recognize deferred income tax assets due to the uncertainty of future realization of the deferred tax benefits.

22. RELATED PARTY TRANSACTIONS:

(1)	Significant transactions between hanaro and its subsidiaries during 2003 and 2004 are as follows (won in millions):

2003	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	166	~~W~~	20,153	~~W~~	1,522	~~W~~	1,809
Hanaro Telephone & Internet Information, Inc.		106		28,881		102		1,958
Hanaro Web (n) TV		150		3,153		223		9
Hanaro Telecom America, Inc.		—		6,987		—		623
Dreamline Corporation		3,368		8,646		1,404		469
Hanaro Dream, Inc.		6,013		20,198		583		2,574

	~~W~~	9,803	~~W~~	88,018	~~W~~	3,834	~~W~~	7,442

2004	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	183	~~W~~	19,181	~~W~~	1,551	~~W~~	799
Hanaro Telephone & Internet Information, Inc.		13		34,457		—		3,235
Hanaro Web (n) TV		155		3,980		227		176
Hanaro Telecom America, Inc.		—		512		—		—
Hanaro Dream, Inc.		3,300		14,438		636		3,660

	~~W~~	3,651	~~W~~	72,568	~~W~~	2,414	~~W~~	7,870

(2)	Transactions with shareholders for the years ended December 31, 2003 and 2004 are as follows (won in millions):

Revenues:

	Transaction	2003		2004
Samsung	Service fee	~~W~~	44	~~W~~	45
Dacom	”		18,320		18,472
SK Telecom	”		9,239		12,844
LG	”		2,669		3,058

		~~W~~	30,272	~~W~~	34,419

Purchases:

	Transaction	2003		2004
Samsung	Purchase of machinery and equipment, other	~~W~~	7,285	~~W~~	10,789
Dacom	Interconnection charges, other		31,831		25,896
SK Telecom	Interconnection charges, other		38,236		42,367
LG	Purchase of machinery and equipment, other		20,371		24,853

		~~W~~	97,723	~~W~~	103,905

Balances with shareholders as of December 31, 2003 and 2004 are as follows (won in millions):

	Assets				Liabilities
	2003		2004		2003		2004
Samsung	~~W~~	—	~~W~~	—	~~W~~	5,156	~~W~~	7,784
Dacom		—		783		308		1,015
SK Telecom		783		2,457		6,889		8,186
LG		234		288		4,593		12,064

	~~W~~	1,017	~~W~~	3,528	~~W~~	16,946	~~W~~	29,049

23. COMMITMENTS AND CONTINGENCIES:

(1)	The Company has been provided US$ 1,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2)	The Company has provided three blank promissory notes as collateral to KDB Capital Corp. and LG Card Services Corp. in connection with its borrowings and lease agreements.

(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines and telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

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

Segment information for the years ended December 31, 2002, 2003 and 2004 is as follows (won in millions):

2002	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	210,664	~~W~~	111,813	~~W~~	969,635	~~W~~	125,742	~~W~~	1,417,854
Operating income (loss)		(12,822)		7,498		29,094		(2,342)		21,428
Tangible and intangible assets		161,178		311,798		2,519,596		163,925		3,156,497
Capital expenditures and advanced payments for property and equipment		77,827		56,703		285,878		35,000		455,408
Depreciation and amortization		46,969		37,540		311,733		37,233		433,475

2003	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	248,964	~~W~~	37,992	~~W~~	982,693	~~W~~	113,837	~~W~~	1,383,486
Operating income (loss)		(8,577)		4,986		118,937		(44,652)		70,694
Tangible and intangible assets		558,446		16,652		1,743,778		283,526		2,602,402
Capital expenditures and advanced payments for property and equipment		56,581		6,064		245,711		42,603		350,959
Depreciation and amortization		60,298		5,657		315,208		47,365		428,528

2004	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	291,186	~~W~~	39,717	~~W~~	985,428	~~W~~	133,238	~~W~~	1,449,569
Operating income (loss)		(23,552)		2,775		150,978		(16,271)		113,930
Tangible and intangible assets		452,215		66,963		1,627,321		282,611		2,429,110
Capital expenditures and advanced payments for property and equipment		48,392		10,042		208,122		28,113		294,669
Depreciation and amortization		49,710		8,889		323,676		60,037		442,312

Capital expenditures and advanced payments for property and equipment include increase of property and equipment by capital lease obligation, which is ~~W~~20,526 million, ~~W~~98,230 million and ~~W~~37,731 million for the years ended December 31, 2002, 2003 and 2004, respectively.

25. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:

(1)	On February 1, 2005, the Company issued foreign bonds of US$ 500,000,000 with a maturity of seven years at annual interest rate of 7.00% for the repayment of existing debt and the acquisition of Korea Thrunet Co., Ltd. (“Thrunet”).

(2)	At the board of directors’ meeting on February 3, 2005, the Company resolved to acquire Thrunet’s newly issued shares of stock of ~~W~~248,100 million (99,240,000 shares, ~~W~~2,500 per share) and corporate bonds of ~~W~~223,290 million.

26. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:

Accounting practices used by the Company in preparing the accompanying financial statements conform with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”), but do not conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant differences applicable to the Company are described below. Other differences do not have a significant effect on either net income (loss) or shareholders’ equity.

(1) Companies Included in the Consolidation for the year ended December 31, 2002

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

Accordingly, as of December 31, 2002, Dreamline Corporation (“Dreamline”), of which hanaro owns 32.18 % and Hanarodream Inc. (Hanarodream), a 42.14%-owned subsidiary of Dreamline, were excluded from consolidation under U.S. GAAP; rather Dreamline and Hanarodream were accounted for under the equity method (see Note 1(2)).

Summarized combined financial information of Dreamline and Hanarodream as of and for the year ended December 31, 2002, which is included in the consolidated financial statements under Korean GAAP, is as follows (won in millions):

Current assets	~~W~~	75,120
Non-current assets		505,350

Total assets	~~W~~	580,470

Current liabilities	~~W~~	284,523
Non-current liabilities		82,824

Total liabilities	~~W~~	367,347

Net assets	~~W~~	213,123

Operating revenue	~~W~~	192,934
Operating income		16,417
Net loss		(6,523)

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

Hanafos and Hanadream were liquidated during 2004 and summarized financial information of Hanafos and Hanadream as of and for the year ended December 31, 2003 is as follows (won in millions):

Current assets	~~W~~	42,314
Non-current assets		58,201

Total assets	~~W~~	100,515

Current liabilities	~~W~~	86,104
Non-current liabilities		17,417

Total liabilities	~~W~~	103,521

Net assets	~~W~~	(3,006)

Operating revenue	~~W~~	15,742
Operating income		(2,566)
Net loss		(1,697)

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

The amount that Company expects to pay the future benefits to its employees upon their retirement at normal retirement age is as follows (won in millions):

Year	Amount
2005	~~W~~	—
2006		—
2007		17
2008		—
2009		48
2010~2014		88

The above amounts were determined based on recent salary rates and do not include amounts that might be paid to employees that will cease working with the Company before their normal retirement age or amounts to be paid to employees that their normal retirement age extends beyond the year 2014.

(4) Licensing Cost

In August 1997, the Company’s shareholders (members of the Consortium Agreement) collectively paid ~~W~~45,000 million to the Ministry of Information and Communication (“MIC”) representing a one-time charge to obtain a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Under Korean GAAP, such fees paid by the major shareholders on behalf of the Company are not required to be recorded. Under U.S. GAAP, such transaction is a capital contribution by the shareholders. Under U.S. GAAP, the license was capitalized as an intangible asset and amortized over its estimated economic useful life of 20 years. In connection with the adoption of SFAS No. 142 [See Note 25(8)], licensing cost is deemed to have an indefinite life. A deferred tax liability calculated using the Company’s statutory income tax rate of 27.5% has also been recorded, as the license asset has no tax basis to the Company.

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

Information included in short-term and long-term investment securities as of December 31, 2003 and 2004 is as follows:

	Korean won
			Unrealized gains				Unrealized losses
	Acquisition		Over 12		Under 12		Over 12		Under 12
2003:	cost		months		months		months		months		Fair value
	(In millions)
(1) Short-term investment securities
Trading securities	~~W~~	580	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	307	~~W~~	273
Debt securities		1,056		—		—		—		940		116

		1,636		—		—		—		1,247		389

(2) Long-term investment securities
Available-for-sale securities		32,251		2,541		—		14,285		7,083		13,424
Debt securities		10,588		—		—		249		—		10,339

		42,839		2,541		—		14,534		7,083		23,763

	~~W~~	44,475	~~W~~	2,541	~~W~~	—	~~W~~	14,534	~~W~~	8,330	~~W~~	24,152

	Korean won
			Unrealized gains				Unrealized losses
	Acquisition		Over 12		Under 12		Over 12		Under 12
2004:	cost		months		months		months		months		Fair value
	(In millions)
(1) Short-term investment securities
Trading securities	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
Debt securities		1,571		—		—		—		450		1,121

		1,571		—		—		—		450		1,121

(2) Long-term investment securities
Available-for-sale securities		65,509		2,541		378		36,797		2,835		28,796
Debt securities		20		—		—		—		—		20

		65,529		2,541		378		36,797		2,835		28,816

	~~W~~	67,100	~~W~~	2,541	~~W~~	378	~~W~~	36,797	~~W~~	3,285	~~W~~	29,937

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

The Company’s intangible assets with finite lives and intangible assets with indefinite lives including goodwill explained in Note 12 as of December 31, 2003 and 2004 are as follows:

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

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No.148 – “Accounting for Stock-Based Compensation—Transition and Disclosure”—an amendment of FASB Statement No.123. SFAS No.148 provides alternative methods of transition for a voluntary change to fair value-based methods of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of SFAS No.123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of the Statement are effective for financial statements for fiscal years ending after December 15, 2002.

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

	Korean Won
	2002		2003		2004
			(In millions)
Reported net income (loss) under U.S. GAAP	~~W~~	(162,525)	~~W~~	(165,988)	~~W~~	16,703
Stock-based employee compensation expense included in reported net income (loss)		2,890	—			—

Adjusted net income (loss) under U.S. GAAP	~~W~~	(159,635)	~~W~~	(165,988)	~~W~~	16,703

A summary of status of hanaro and Hanaro Dream, Inc.’s stock option plans as of December 31, 2002, 2003 and 2004, and the changes during the years ended on those dates are presented below.

hanaro:

	2002			2003			2004
		Weighted-			Weighted-			Weighted-
		average			average			average
	Shares	exercise price		Shares	exercise price		Shares	exercise price
Outstanding at beginning of year	1,810,642	~~W~~	17,558	1,810,642	~~W~~	17,558	1,712,153	~~W~~	17,549
Granted	—		—	—		—	19,772,890		5,000
Cancelled	—		—	(89,489)		17,750	—		—

Outstanding at end of year	1,810,642		17,558	1,721,153		17,549	21,494,043		6,005

Options exercisable at year-end	170,000			1,721,153			1,721,153
Weighted-average fair value of options granted during the year			—			—			457

Hanaro Dream, Inc.:

	2002			2003			2004
		Weighted-			Weighted-			Weighted-
		average			average			average
	Shares	exercise price		Shares	exercise price		Shares	exercise price
Outstanding at beginning of year	—	~~W~~	—	—	~~W~~	—	80,000	~~W~~	8,000
Granted	—		—	80,000		8,000	—		—
Cancelled	—		—	—		—	(50,000)		8,000

Outstanding at end of year	—		—	80,000		8,000	30,000		8,000

Options exercisable at year-end	—			—			—
Weighted-average fair value of options granted during the year			—			1,108			—

The following table summarizes information about hanaro and Hanaro Dream, Inc.’s stock options as of December 31, 2004.

hanaro:

	Number of	Weighted-average remaining	Weighted-average
Ranges of exercise price	options outstanding	contractual life (years)	exercise price
~~W~~5,000	19,772,890	2.4	~~W~~	5,000
~~W~~5,630	50,000	0.0		5,630
~~W~~17,750 to ~~W~~19,910	1,671,153	0.7		17,905

~~W~~5,000 to ~~W~~19,910	21,494,043	2.2		6,005

Hanaro Dream, Inc.:

	Number of	Weighted-average remaining	Weighted-average
Ranges of exercise price	options outstanding	contractual life (years)	exercise price
~~W~~8,000	8,000	0.0	~~W~~	8,000

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

Comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Korean Won
	2002		2003		2004
	(In millions)
Net income (loss) as adjusted in accordance with U.S.GAAP	~~W~~	(162,525)	~~W~~	(165,988)	~~W~~	16,703
Other comprehensive income (loss), net of tax :
Unrealized gains (losses) on investments		(2,121)		(1,062)		2,087
Less : reclassification adjustment		(1,640)		(1,321)		(1,038)

Net unrealized gains (losses) on investments		(3,761)		(2,383)		1,049

Foreign-based operations translation credit (debit)		(30)		2		44
Less : reclassification adjustment		—		—		(22)

Net foreign-based operations translation credit (debit)		(30)		2		22

Net interest rate swap		(5,633)		(7,425)		(4,565)

Comprehensive income (loss) as adjusted in accordance with U.S.GAAP	~~W~~	(171,949)	~~W~~	(175,794)	~~W~~	13,209

(18) Statements of Cash Flows

Statements of cash flows for the years ended December 31, 2002 and 2003 under Korean GAAP do not include cash flows of Hanafos and Hanadream, which are included in the consolidation under U.S. GAAP.

Under Korean GAAP, cash flows from restricted deposits, refundable deposits and intangible assets are reported as investing activities. Under U.S.GAAP, these items are reported as operating activities. Summarized cash flows data by operating, investing and financing activities in accordance with U.S.GAAP for the years ended December 31, 2002, 2003 and 2004 are set out below.

	Korean Won
	2002		2003		2004
			(In millions)
Net cash provided by (used in):
Operating activities	~~W~~	(64,496)	~~W~~	293,080	~~W~~	432,067
Investing activities		(260,360)		(256,719)		(171,360)
Financing activities		341,966		(118,106)		(294,921)
Decrease due to changes in consolidated subsidiaries		(700)		—		(39,278)

Increase (decrease) in cash and cash equivalents		16,410		(81,745)		(73,492)
Cash and cash equivalents, beginning of year		307,173		323,583		241,838

Cash and cash equivalents, end of year	~~W~~	323,583	~~W~~	241,838	~~W~~	168,346

(19) Recently Issued Accounting Pronouncements

In January and December 2003, the FASB issued and then revised FIN No.46-“Consolidation of Variable Interest Entities”, which is effective immediately for all variable interest entities created after January 31, 2003. FIN No.46 must be applied for the first fiscal year or interim period ending after March 15, 2004 for variable interest entities or the first quarter of 2004. FIN No.46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. A primary beneficiary absorbs the majority of the entity’s losses or receives a majority of the entity’s residual returns, if they occur, or both. Where it is reasonably possible that the information about the variable interest entity relationships must be disclosed or consolidated, the Company must disclose the nature, purpose, size and activity of the variable interest entity and the maximum exposure to loss as a result of the Company’s involvement with the variable interest entity in all financial statements issued after January 31, 2003. The adoption of this statement did not have a significant impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R replaces SFAS No.123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No.25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. The Company will adopt SFAS 123R effective January 1, 2006 using the modified prospective method of transition. This method requires SFAS 123R to be applied to new awards and awards modified, repurchased or cancelled after the effective date. Additionally, compensation expense attributable to any unvested awards outstanding at the date of adoption must be recognized over the remaining requisite service period. As the Company previously adopted the fair value recognition provisions of SFAS No.123, the Company does not expect the adoption of SFAS 123R to have a significant impact on the Company’s financial position, operating results or cash flows.

In December 2004, the FASB issued SFAS No.153, “Exchange of Nonmonetary Assets, an amendment of APB Opinion No.29, Accounting for Nonmonetary Transaction.” SFAS No.153 amends the APB Opinion No.29 exception to fair value measurement for nonmonetary exchanges to apply only to those exchanges which lack commercial substance, as defined in the standard. SFAS No. 153 is effective for nonmonetary asset exchanges that the Company enters into on or after July 1, 2005. The adoption of this standard is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

In July 2004, the EITF issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee.” EITF Issue No.02-14 was effective for reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this guidance is not expected to have a material impact on the Company’s financial position, operating results or cash flows.

In March 2004, the EITF supplement EITF Issue No.03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No.03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on available for sale debt and equity securities. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued. The impact on future earnings, if any, of the recognition and measurement provisions of EITF Issue No.03-1 will not be known until the FASB issues its guidance.

In December 2003, the AICPA issued SOP 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an initial investment in loans or debt securities acquired in a transfer if those differences relate, at least in part, to a deterioration of credit quality. It includes such loans acquired in purchase business combinations but does not apply to loans originated by the entity. SOP 03-3 prohibits companies from carrying over valuation allowances in the initial accounting for such loans and limits the yield that may be accredited to the excess of the estimate of undiscounted expected principal, interest, and other cash flows over the initial investment in the loan. The SOP requires that the excess of contractual cash flows over the initial investment in the loan. The SOP requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual, or valuation allowance. SOP 03-3 also prohibits investors from displaying accreditable yield and nonaccreditable differences in the balance sheet. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as impairment. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The application of SOP 03-3 is not expected to have a significant impact on the Company’s financial position, results of operations or cash flows.

(20) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

(i)	Cash and cash equivalents, short-term investment securities, short-term borrowings:

The carrying amount approximates fair value because of the nature or short maturity of those instruments.

(ii)	Other investments:

The fair value of market-traded investments is estimated based on the quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, net asset value proportionate to the Company’s ownership percentage is used as estimated fare value. However, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the fair value of unquoted investments is provided below.

(iii)	Long-term debt, debentures and long-term obligation under capital lease:

The fair values of long-term debt and debentures are estimated based on the quoted market prices for the same or similar issues or on the current rates offered for the debt of the same remaining maturities.

The estimated fair values of the Company’s financial instruments as of December 31 are summarized as follows:

	Korean Won
	2003				2004
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions)
Cash and cash equivalents and short-term investment securities	~~W~~	199,937	~~W~~	199,937	~~W~~	169,467	~~W~~	169,467
Short-term financial instruments		219,872		219,872		193,716		193,716
Long-term financial instruments		7		7		68		68
Long-term investment securities		23,764		22,661		28,816		29,656
Short-term borrowings		163,000		163,000		—		—
Long-term debt, including current portion		339,795		342,307		465,910		466,922
Debentures, including current portion		673,277		678,257		488,975		502,972
Long-term obligations under capital lease, including current portion		112,000		109,528		79,854		79,285
Interest rate swap		13,058		13,058		17,623		17,623

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

(22) Effect on Net Loss and Shareholders’ Equity

The approximate effects of the significant adjustments to net loss and shareholders’ equity, that are required if U.S.GAAP were applied instead of Korean GAAP, are summarized as follows:

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002		2003		2004		2004
							(In thousands, except
	(In millions, except per share amount)						per share amount)
Net income (loss) under Korean GAAP	~~W~~	(125,025)	~~W~~	(161,299)	~~W~~	13,046	$12,604

Adjustments:
Development costs		252		(1,717)		1,250	1,208
Interest capitalization		—		3,168		1,387	1,340
Stock compensation expense		(2,890)		—		—	—
Revenue recognition		346		346		282	272
Bonds with stock warrants		(37,328)		(7,066)		—	—
Changes in consolidated subsidiaries		6		—		—	—
Consolidation of SPE		1,689		155		—	—
Amortization of goodwill		425		425		738	713
Deferred tax effect of current year’s U.S.GAAP adjustments		11,084		1,393		(3,061)	(2,957)
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		(11,084)		(1,393)		3,061	2,957

		(37,500)		(4,689)		3,657	3,533

Net loss under U.S.GAAP	~~W~~	(162,525)	~~W~~	(165,988)	~~W~~	16,703	$16,137

Basic and diluted income (loss) per share under U.S.GAAP (in Korean won and U.S. dollars)	~~W~~	(545)	~~W~~	(517)	~~W~~	36	$0.035

Shareholders’ equity under Korean GAAP	~~W~~	1,515,498	~~W~~	1,757,903	~~W~~	1,778,789	$1,718,471

Adjustments:
Licensing cost paid by shareholders	~~W~~	35,250	~~W~~	35,250	~~W~~	35,250	$34,055
Development costs		(999)		(2,716)		(1,465)	(1,416)
Interest capitalization		—		3,168		4,555	4,401
Loans to employees		(12,900)		(12,574)		(12,067)	(11,658)
Bonds with stock warrants		7,066		—		—	—
Changes in consolidated subsidiaries		(786)		—		—	—
Consolidation of SPE		2,159		2,314		—	—
Revenue recognition		(628)		(282)		—	—
Goodwill		425		850		1,589	1,535
Deferred tax effect of U.S.GAAP adjustments		(12,853)		(11,454)		(10,980)	(10,608)
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		12,853		11,454		10,980	10,608
Changes in minority interest applying U.S.GAAP		(145,477)		(598)		(3,215)	(3,106)
Minority interests under U.S.GAAP		(19)		(19)		—	—

		(115,909)		25,393		24,647	23,811

Shareholders’ equity under U.S.GAAP	~~W~~	1,399,589	~~W~~	1,783,296	~~W~~	1,803,436	$1,742,282

(23) Reconciliation of the Balance Sheet Accounts

The reconciliation of the significant balance sheet accounts under Korean GAAP except for the shareholders’ equity items shown above, to the approximate amounts determined under U.S.GAAP as of December 31 is as follows:

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2004		2004
	(In millions)				(In thousands)
Current assets
As reported	~~W~~	679,236	~~W~~	624,797	$603,610
U.S. GAAP adjustments:
Short-term loans		(9,618)		(4,373)	(4,225)
Accrued income		(5,036)		—	—
Prepaid expenses		5,041		3,585	3,463
Consolidation of SPEs		42,314		—	—
Deferred income tax assets		799		170	164

As adjusted		712,736		624,179	603,012

Non-current assets
As reported		2,707,312		2,560,453	2,473,629
U.S. GAAP adjustments:
Long-term loans		(4,135)		(7,693)	(7,431)
Long-term prepaid expenses		6,442		4,210	4,067
Intangibles		33,385		35,374	34,174
Interest capitalization		3,168		4,554	4,400
Consolidation of SPEs		(9,000)		—	—
Deferred income tax assets		11,545		11,213	10,833

As adjusted		2,748,717		2,608,111	2,519,672

Total assets based on U.S.GAAP	~~W~~	3,461,453	~~W~~	3,232,290	$3,122,684

Current liabilities
As reported	~~W~~	796,850	~~W~~	715,327	$691,070
U.S.GAAP adjustments:
Unearned income		5,322		3,585	3,463
Consolidation of SPEs		24,784		—	—
Deferred income tax liabilities		799		170	164

As adjusted		827,755		719,082	694,697

Long-term liabilities
As reported		831,795		691,134	667,698
U.S.GAAP adjustments:
Unearned income		6,444		4,210	4,068
Deferred income tax liabilities		11,545		11,213	10,833

As adjusted		849,784		706,557	682,599

Total liabilities based on U.S.GAAP	~~W~~	1,677,539	~~W~~	1,425,639	$1,377,296

Minority interests based on U.S.GAAP	~~W~~	618	~~W~~	3,215	$3,106

(24) Tax Effects of Temporary Differences

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, computed under U.S.GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won
	2003				2004
	Current		Non-current		Current		Non-current
	(In millions)
Deferred tax assets:
Development costs	~~W~~	807	~~W~~	—	~~W~~	403	~~W~~	—
Revenue recognition		84		—		—		—

Total deferred income tax assets		891		—		403		—
Valuation allowance		(92)		11,545		(233)		11,213

Net deferred income tax assets		799		11,545		170		11,213

Deferred tax liabilities:
License fee		—		(10,469)		—		(9,694)
Consolidation of SPEs		(681)		—		—		—
Interest capitalization		(118)		(823)		(170)		(1,082)
Goodwill		—		(253)		—		(437)

Total deferred income tax liabilities		(799)		(11,545)		(170)		(11,213)

Net deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

At December 31, 2003 and 2004, the Company has available loss carryforwards of ~~W~~752,757 million and ~~W~~703,781 million, respectively, which may be applied against future taxable income through 2008 and 2009, respectively.

The income tax expenses under U.S.GAAP for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Korean Won
	2002		2003		2004
	(In millions)
Income tax currently payable	~~W~~	323	~~W~~	354	~~W~~	806
Deferred income taxes		127		(52)		(311)

Income tax expense	~~W~~	450	~~W~~	302	~~W~~	495

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

The difference between the actual income tax expense and the tax benefit computed by applying the statutory Korean corporate income tax rates to income before income tax for 2002, 2003 and 2004 is attributable to the following:

	Korean Won
	2002		2003		2004
	(In millions)
Income tax benefit at statutory Korean corporate income tax rate of 29.7% in 2002, 2003 and 2004	~~W~~	(48,113)	~~W~~	(49,184)	~~W~~	5,199
Non-deductible meals and entertainment and other		708		1,143		576
Change in valuation allowance		45,957		47,692		(4,928)
Other		1,898		651		(352)

Actual income tax expense	~~W~~	450	~~W~~	302	~~W~~	495

EXHIBIT INDEX

Exhibits	Description
1.1.	Articles of Incorporation, as amended on March 25, 2005 (English translation)

4.1.	Agreement for Acquisition of Korea Thrunet Co. Ltd. dated February 4, 2005 (English translation)

4.2.	Indenture dated as of February 1, 2005 relating to $500 million principal amount of 7% notes due 2012

4.3.	Senior Secured Credit Facility dated April 21, 2005

8.1.	List of hanarotelecom’s significant subsidiaries (See “Item 4.C. Organizational Structure.”)

12.1.	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2.	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1.	Section 906 Certifications required by Rule 13a-14(b) and 18 U.S.C. Section 1350