Form 20-F/A
period 2004-12-31
hanarotelecom inc
filed 2006-06-16
CIK 1108838

As filed with the U.S. Securities and Exchange Commission on June 16, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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
17-7, Yeouido-dong
Yeoungdeungpo-gu, Seoul 150-874
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
Item 17 ☐     Item 18 ☑

Explanatory Note
     We are filing this Form 20-F/A to correct the accounting treatment of certain lease and commission expenses, which were previously recorded on an invoice basis in our Form 20-F for the fiscal year ended December 31, 2004 filed on June 29, 2005. Under Korean GAAP, the correction of the accounting of the lease and commission expenses to an accrual basis resulted in Won 27,183 million of expenses that should have been expensed by the end of 2004 being recorded as accrued expenses and an increase in accumulated deficit before disposition in the same amount as of December 31, 2004. Under U.S. GAAP, the correction of the accounting of the lease and commission expenses to an accrual basis resulted in, among other adjustments, a decrease of net income of Won 1,854 million for 2004, and a decrease of shareholders’ equity of Won 28,115 million and an increase of total liabilities of Won 28,115 million as of December 31, 2004.

Item 3. Key Information.
A. Selected Financial Data
     Our selected consolidated financial data should be read in conjunction with the audited consolidated balance sheets as of December 31, 2003 and 2004 (as restated), and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2002, 2003 and 2004 (as restated), and the notes to the consolidated financial statements, and with “Item 5. Operating and Financial Review and Prospects,” included in this Annual Report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2000, 2001, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which were audited by Deloitte HanaAnjin LLC (formerly known as Anjin Deloitte LLC), a member firm of Deloitte Touche Tohmatsu, independent registered public accounting firm.
     Our consolidated financial statements are prepared in accordance with Korean GAAP, which differs in significant respects from U.S. GAAP. See note 26 to our consolidated financial statements.

	Year ended December 31
	2000		2001		2002		2003		2004
	(millions of Won, except number of shares and per share data)
					(as restated)
Statements of Operations Data:
Korean GAAP:
Operating revenue	Won	342,804	Won	830,721	Won	1,417,854	Won	1,383,486	Won	1,449,569
Voice revenue(1)		34,089		114,529		210,664		248,964		291,186
Leased line revenue(2)		8,767		17,706		111,813		37,992		39,717
Broadband revenue(3)		284,159		641,544		969,635		982,693		985,428
Other		15,789		56,942		125,742		113,837		133,238
Operating expenses		663,009		1,012,924		1,396,426		1,312,792		1,335,639
Operating income (loss)		(320,205)		(182,203)		21,428		70,694		113,930
Non-operating expenses, net		(2,476)		(78,194)		(149,106)		(231,606)		(100,081)

Ordinary income (loss) before income tax		(322,681)		(260,397)		(127,678)		(160,912)		13,849
Income tax expense		(57)		(35)		(1,083)		(302)		(495)
Minority interest share of loss (income)		1,974		2,941		3,736		(85)		(308)

Net income (loss)(7)	Won	(320,764)	Won	(257,491)	Won	(125,025)	Won	(161,299)	Won	13,046

Weighted average number of shares outstanding (in thousands) — Basic		257,836		285,440		298,251		321,310		462,135
Weighted average number of shares outstanding (in thousands) — Diluted		257,836		285,440		298,251		321,310		462,135
Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(1,244)	Won	(902)	Won	(419)	Won	(502)	Won	28
Dividends declared		—		—		—		—		—
U.S. GAAP:
Net income (loss)	Won	(317,413)	Won	(251,382)	Won	(167,179)	Won	(161,598)	Won	14,849

Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(1,231)	Won	(881)	Won	(561)	Won	(503)	Won	32

	As of December 31
	2000		2001		2002		2003		2004
	(millions of Won)
					(as restated)
Balance Sheet Data:
Korean GAAP:

Working capital(5)	Won	(40,488)	Won	(303,936)	Won	(855,808)	Won	(117,614)	Won	(90,529)
Property and equipment, net		2,438,865		3,146,589	3,134,314			2,550,921		2,372,845

	As of December 31
	2000	2001	2002	2003	2004
	(millions of Won)
Total assets	3,351,246	4,104,265	4,104,785	3,386,548	3,185,250
Net assets	1,651,484	1,541,209	1,488,315	1,730,720	1,751,606
Long-term indebtedness(6)	1,008,401	1,896,839	2,128,703	1,157,582	1,034,739
Capital stock	1,320,000	1,320,000	1,396,613	2,310,676	2,310,676
Total shareholders’ equity	1,651,484	1,541,209	1,488,315	1,730,720	1,751,606
U.S. GAAP:
Property and equipment, net	2,438,865	2,727,091	2,703,850	2,554,089	2,377,399
Total assets	3,384,218	3,672,451	3,678,342	3,461,727	3,232,290
Total shareholders’ equity	1,662,650	1,450,686	1,368,938	1,757,035	1,775,321

(1)	Voice revenue consists of revenue derived from services provided to fixed line customers.

(2)	Leased line revenue consists of revenue derived from services that give the subscriber the right to use a private line exclusively.

(3)	Broadband revenue consists of revenue derived from high-speed data transmission services and Internet access services.

(4)	Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding. For comparability purposes, the weighted average number of common shares for the years ended December 31, 2001 and 2002 was recalculated to reflect the issuance of new shares in 2003 at a price below market.

(5)	Working capital means current assets minus current liabilities.

(6)	Long-term indebtedness includes long-term debt in local and foreign currencies, debentures, long-term obligations under capital leases, current portion of Asset-Backed Securities payable and current maturities of long-term debt.

(7)	The restatement of certain lease and commission expenses from an invoice basis to an accrual basis has been recorded as accrued expenses as of the end of 2004. The restatement of these amounts under Korean GAAP in 2000 and 2001 were material due to the rapid growth in our customer base, and accordingly, we restated our operating expenses under Korean GAAP for those years. If we restated our expenses in 2002, 2003 and 2004 in the same manner, our net income (loss) under Korean GAAP would have been restated as follows: net loss of Won 324,232 million for 2000; net loss of Won 252,837 million for 2001; net loss of Won 129,679 million for 2002; net loss of Won 156,909 million for 2003; and net income of Won 11,192 million for 2004.

						As of
	As of December 31,					April 30,
	2000	2001	2002	2003	2004	2005
Other Data:
Residential subscribers	1,274,327	2,391,952	3,544,001	3,442,251	3,825,777	3,867,928
Corporate subscribers	208,682	355,816	273,377	284,893	336,430	326,082
Corporate leased lines(1)	1,488	3,216	6,709	6,480	6,057	6,353
Employees	1,501	1,519	1,576	1,489	1,532	1,580
Network route kilometers-owned(2)	6,419	8,804	12,425	15,317	17,051	17,406
Network route kilometers-leased(3)	2,887	2,991	5,487	5,821	7,429	5,020
Office buildings connected with fiber optic lines	1,304	1,608	2,978	3,131	3,216	3,262
Apartment complexes connected with fiber optic lines	3,827	4,972	6,470	7,291	7,899	8,849
Switches installed (voice)	32	37	38	38	43	43
Switches installed (data)(4)	143	156	161/140	161/149	161/168	161/188

(1)	The 6,057 leased lines in service as of December 31, 2004 included 2,812 individual Internet dedicated lines connected to corporate subscribers and 3,198 individual traditional leased lines connected to corporate subscribers. The 6,353 leased lines in service as of April 30, 2005 included 2,809 individual Internet dedicated lines connected to corporate subscribers and 3,480 individual traditional leased lines connected to corporate subscribers.

(2)	Network route kilometers-owned includes owned fiber optic lines within cities we service, including fiber optic last mile connections.

(3)	Network route kilometers-leased includes leased fiber optic lines within cities we service, including portions of our backbone, but does not include inter-city connections.

(4)	Information as of December 31, 2002, 2003 and 2004 and April 30, 2005 represents the number of ATM/routers installed.
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
     We changed the useful lives of certain types of tangible assets, effective from January 1, 2004, to more accurately reflect our own experience as well as the rapidity of technological change in the telecommunications industry. These changes increased our depreciation expense by Won 8.0 million for 2004. The changes in estimated useful lives were:

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
     In 2003, we recorded a net loss of Won 161.6 billion under U.S. GAAP compared to a net loss of Won 161.3 billion under Korean GAAP, primarily because of the different accounting treatment of detachable stock warrants and the different accounting treatment of the interest capitalization and other GAAP differences carried over from prior years. In 2004, we recorded a net income of Won 14.8 billion under U.S. GAAP compared to a net income of Won 13.0 billion under Korean GAAP, primarily because of the different accounting treatment of valuation allowance against deferred tax assets and deferred tax effect and different accounting treatment of interest capitalization.
     Shareholders’ equity under U.S. GAAP is higher than that under Korean GAAP by Won 26.3 billion and Won 23.7 billion at December 31, 2003 and 2004, respectively, primarily as a result of:
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
     Operating Income
     Our total operating income for the year ended December 31, 2003 was Won 70.7 billion, an increase of Won 49.3 billion, compared to a total operating income of Won 21.4 billion in 2002. The increase in our total operating income in 2003 was primarily due to a larger decrease in our operating expenses than the decrease in our revenues in 2003, as compared to 2002. For segment information on operating income see footnote 24 of the consolidated financial statements for the years ended December 31, 2003 and 2002.
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

	Balance
	December		Payments due during
	31,	Years ended December 31,
	2004	2005	2006	2007	2008	2009
	(in billions of Won and millions of U.S. dollars)
Korean corporate debentures	Won 496.0	Won 306.0	Won190.0	Won —	Won —	Won —
Information Promotion Fund loans	66.7	26.8	22.6	9.4	6.3	1.6

	Balance
	December				Payments due during
	31,		Years ended December 31,
	2004		2005		2006		2007		2008		2009
	(in billions of Won and millions of U.S. dollars)
Citibank Korea loan		40.0		40.0
Syndicated loan:
Won		102.3		—		15.4		40.9		46.0		—
Dollar		$258.6		$—		$38.8		$103.4		$116.4		$—
Capital leases	Won	79.9	Won	47.3	Won	23.5	Won	8.9	Won	0.2	Won	—
Total — Won	Won	784.9	Won	420.1	Won	251.5	Won	59.2	Won	52.5	Won	1.6
— Dollar		$258.6		$—		$38.8		$103.4		$116.4		$—
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

Item 15. Controls and Procedures.
     Mr. Byung-Moo Park, our Chief Executive Officer and Representative Director and Ms. Janice Lee, our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rule 13a-15(e)) as of the end of the period covered by the Form 20-F, including the disclosure controls and procedures applied in the context of this Form 20-F/A, have concluded that, as of such date, our disclosure controls and procedures were effective.
     There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Subsequent to the previous filing of the Form 20-F for the fiscal year ended December 31, 2004, however, we have changed the accounting treatment of certain lease and commission expenses, which were previously recorded on an invoice basis to an accrual basis. This Form 20-F/A is being filed to reflect such accounting treatment correction.
Item 18. Financial Statements.
     See pages starting on F-1.
Item 19. Exhibits.
     The following documents are filed as exhibits to this Annual Report:

Exhibits	Description

12.1.	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2.	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1.	Section 906 Certifications required by Rule 13a-14(b) and 18 U.S.C. Section 1350

Signature
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the Annual Report on its behalf.

hanarotelecom incorporated

	By: Name:	/s/ Janice Lee Janice Lee
	Title:	Executive Vice President
and Chief Financial Officer

Date: June 16, 2006

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
Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 27.
As discussed in Notes 26 and 27, the accompanying financial statements and notes to the financial statements have been restated.
Deloitte Anjin LLC
Seoul, Korea
March 26, 2005 (April 15, 2006 as to the effects of the restatement discussed in Notes 26 and 27)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2004		2004
	As restated		As restated		As restated
	(In millions)				(In thousands)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	199,548	~~W~~	168,346	$162,637
Short-term financial instruments (Notes 4 and 5)		219,872		193,716	187,147
Short-term investment securities (Note 6)		389		1,121	1,083
Trade receivables, net of allowance for doubtful accounts of ~~W~~37,510 million in 2003 and ~~W~~62,216 million in 2004		208,503		205,600	198,628
Short-term loans, net of discount on present value of ~~W~~596 million in 2003 and ~~W~~209 million in 2004 (Note 9)		14,458		7,631	7,372
Accounts receivable-other, net of allowance for doubtful accounts of ~~W~~2,899 million in 2003 and ~~W~~55 million in 2004		2,820		1,306	1,262
Accrued income		6,313		2,083	2,012
Prepaid expenses (Note 10)		21,935		13,240	12,791
Prepaid income tax		2,353		3,037	2,934
Advanced payments		1,577		26,853	25,942
Forward exchange contracts		173		—	—
Inventories		1,295		1,864	1,802

		679,236		624,797	603,610

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		7		68	66
Long-term investment securities (Note 7)		23,764		28,816	27,839
Investment securities using the equity method (Note 8)		9,565		—	—
Long-term trade receivables, net of allowance for doubtful accounts of ~~W~~680 million in 2003 and ~~W~~535 million in 2004		1,038		1,083	1,046
Long-term loans, net of discount on present value of ~~W~~2,525 million in 2003 and ~~W~~2,709 million in 2004 (Note 9)		13,483		16,086	15,541
Key-money deposits		43,928		72,193	69,745
Long-term prepaid expenses (Note 10)		12,893		12,352	11,933
Deferred income tax assets (Note 21)		232		745	720
Property and equipment, net (Notes 11, 13 and 24)		2,550,921		2,372,845	2,292,382
Intangibles (Notes 12 and 24)		51,481		56,265	54,357

		2,707,312		2,560,453	2,473,629

Total Assets	~~W~~	3,386,548	~~W~~	3,185,250	$3,077,239

     (Continued)

hanarotelecom incorporated (FORMERLY HANARO TELECOM, INC.)
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2003 AND 2004

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2004		2004
	As restated		As restated		As restated
	(In millions)				(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	~~W~~	32,951	~~W~~	28,803	$27,826
Other accounts payable		116,632		138,443	133,748
Short-term borrowings (Note 14)		163,000		—	—
Advances received		3,321		9,983	9,644
Accrued expenses		87,165		81,490	78,727
Withholdings		21,210		16,263	15,712
Income tax payable		179		653	631
Current portion of Asset Backed Securities payable (Note 16)		32,510		—	—
Current maturities of long-term debt, net of discount on debentures of ~~W~~3,476 million in 2003 and ~~W~~6,543 million in 2004, and present value discount of ~~W~~1,698 million in 2003 (Notes 13 and 15)		352,226		413,526	399,503
Forward exchange contracts (Note 17)		—		33,802	32,656
Interest swap (Note 17)		13,058		17,623	17,025
Deposits received		1,781		1,924	1,860

		824,033		742,510	717,332

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 15)		242,523		399,154	385,619
Debentures, net (Note 15)		481,753		189,518	183,091
Long-term obligation under capital lease (Note 13)		48,570		32,541	31,438
Long-term advances received		14,315		13,142	12,696
Accrued severance indemnities, net (Note 2)		23,876		32,932	31,815
Long-term deposits received		20,711		23,709	22,906
Deferred income tax liabilities (Note 21)		47		138	133

		831,795		691,134	667,698

Total Liabilities		1,655,828		1,433,644	1,385,030

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY :
Capital stock (Note 18)		2,310,676		2,310,676	2,232,322
Capital surplus (Note 18)		340,777		341,033	329,469
Other capital surplus		(8,557)		—	—
Accumulated deficit		(898,797)		(887,158)	(857,075)
Capital adjustments:
Stock compensation (Note 19)		5,916		7,227	6,982
Valuation loss on available-for-sale securities, net (Note 7)		(6,806)		(5,764)	(5,569)
Valuation loss on available-for-sale securities using the equity method		(7)		—	—
Valuation loss on interest swap (Note 17)		(13,058)		(17,623)	(17,025)
Foreign-based operations translation debit		(22)		—	—
Minority interests		598		3,215	3,105

Total Shareholders’ Equity		1,730,720		1,751,606	1,692,209

Total Liabilities and Shareholders’ Equity	~~W~~	3,386,548	~~W~~	3,185,250	$3,077,239

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
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	Korean Won (In millions)
						Retained
						Earnings
	Common		Capital			(Deficit)	Capital		Minority		Total
	Stock		Surplus			As restated	Adjustments		Interests		As restated
Balance at December 31, 2001	~~W~~	1,320,000	~~W~~	689,432	~~W~~	(617,548)	~~W~~	2,227	~~W~~	147,098	~~W~~	1,541,209
Net loss for 2002		—		—		(125,025)		—		(3,736)		(128,761)
Issuance of common stock by exercise of stock warrants		76,613		(390)		—		—		—		76,223
Effect of changes in consolidated subsidiaries		—		(207)		4,586		—		—		4,379
Effect of changes in ownership interest		—		116		—		—		2,115		2,231
Disposal of investment securities in subsidiaries		—		807		—		—		—		807
Compensation expense related to stock options		—		—		—		1,651		—		1,651
Valuation loss on available-for-sale securities		—		—		—		(3,761)		—		(3,761)
Loss on valuation of interest swap (Note 17)		—		—		—		(5,633)		—		(5,633)
Foreign-based operations translation debit		—		—		—		(30)		—		(30)

Balance at December 31, 2002		1,396,613		689,758		(737,987)		(5,546)		145,477		1,488,315
Issuance of common stock		914,063		(348,173)		—		—		—		565,890
Net loss for 2003		—		—		(161,299)		—		85		(161,214)
Effect of changes in consolidated subsidiaries		—		(808)		489		—		(144,964)		(145,283)
Compensation expense related to stock options (Note 19)		—		—		—		1,375		—		1,375
Valuation loss on available-for-sale securities		—		—		—		(2,376)		—		(2,376)
Valuation loss on available-for-sale securities using the equity method		—		(8,557)		—		(7)		—		(8,564)
Loss on valuation of interest swap		—		—		—		(7,425)		—		(7,425)
Foreign-based operations translation debit		—		—		—		2		—		2

Balance at December 31, 2003		2,310,676		332,220		(898,797)		(13,977)		598		1,730,720
Net income for 2004		—		—		13,046		—		308		13,354
Effect of changes in consolidated subsidiaries		—		256		(300)		22		2,309		2,287
Compensation expense related to stock options		—		—		—		1,311		—		1,311
Valuation gain on available-for-sale securities		—		—		—		1,042		—		1,042
Effect of changes in investment securities using the equity method		—		8,557		(1,107)		7		—		7,457
Loss on valuation of interest swap		—		—		—		(4,565)		—		(4,565)

Balance at December 31, 2004	~~W~~	2,310,676	~~W~~	341,033	~~W~~	(887,158)	~~W~~	(16,160)	~~W~~	3,215	~~W~~	1,751,606

Translation into U.S. Dollars (In thousands) (Note 2)		$2,232,322		$329,469		$(857,075)		$(15,612)		$3,105		$1,692,209

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
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2002		2003		2004		2004
			(In millions)				(In thousands)
CASH PAID FOR INTEREST	~~W~~	143,755	~~W~~	125,291	~~W~~	82,453	$79,657

CASH REFUNDED (PAID) FOR INCOME TAX		2,289		(1,030)		(1,348)	(1,302)

TRANSACTIONS NOT INVOLVING CASH:
Transfer of long-term loans to current portion		6,842		13,830		4,759	4,598
Transfer of inventories to property and equipment		59,374		41,801		31,480	30,413
Transfer of debentures to current portion		849,330		264,688		306,000	295,624
Transfer of long-term debt to current portion		187,454		103,271		72,956	70,482
Transfer of long-term obligation under capital lease to current portion		38,376		87,297		53,108	51,307
Transfer of Asset Backed Securities payable to current portion		146,024		32,510		—	—
Recognition of loss on valuation of available-for-sale securities as capital adjustments		(3,761)		(3,496)		(681)	(658)
Transfer of construction in progress to property and equipment		152,918		125,045		70,698	68,301
Transfer of construction in progress to intangibles		16,429		—		—	—
Increase of long-term loans accompanied by long-term debt		7,000		—		—	—
Acquisition of property and equipment under long- term lease obligation		20,526		98,230		37,731	36,452
Transfer of other current liabilities to long-term deposits received		—		17,121		—	—
Transfer of short-term loans to long-term loans		10,028		—		—	—
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

	Year	Ownership
	control was	percentage (%)
Subsidiaries	obtained	2003	2004	Primary business
Hanaro Realty Development & Management Co., Ltd.	1999	99.99	99.99	Property management for hanarotelecom incorporated

Hanaro Telephone & Internet Information, Inc.	2002	99.99	99.99	Customer Q & A and service

Hanaro WEB(n) TV	2000	90.91	49.00	Broadcasting & telecommunication

Media Holdings, Inc.	2004	—	100.00	Investment in broadcasting company

Hanaro Telecom America, Inc.	2000	100.00	—	Telecommunication service

Hanaro Dream, Inc.	2004	—	57.02	Distribution of internet digital contents
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
Also, hanaro disposed of shares of Hanaro Web(n) TV (ownership percentage of 41.91%) to Media Holdings, Inc. during 2004.
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
Also, in 2004, in accordance with the adoption of SKAS No. 13, the Company reclassified the discount on present value of ~~W~~686 million of the receivables from Onse Telecom incurred during 2003 into allowance for doubtful accounts.

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
Property and Equipment
Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40~50 years
Machinery	5~15 years
Vehicles and other	4~8 years
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

	Previous useful lives	Revised useful lives
Buildings and structures	50 years	40 years
Machinery (duct line)	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other	5~8 years	4 years
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

F-13

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
Accounting for Foreign Currency Transactions and Translation
The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ~~W~~1,192.60 and ~~W~~1,035.00 to US ~~W~~1.00 at December 31, 2003 and 2004, respectively.
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

	Interest rate per annum(%)
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
(2)	Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

						Loss on valuation		Changes in
			Net asset			using the equity		consolidated		Capital		Book
2003	Acquisition cost		Value		Beginning of period	method		subsidiaries		adjustment		Value
Dreamline Corporation	~~W~~	39,530	~~W~~	24,894	~~W~~ —	~~W~~	(23,142)	~~W~~	41,272	~~W~~	(8,565)	~~W~~	9,565
9. LOANS TO EMPLOYEES:
Short-term and long-term loans to employees as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest per	2003				2004
	annum (%)	Short-term		Long-term		Short-term		Long-term
Loans to employees for share ownership	—	~~W~~	8,808	~~W~~	4,588	~~W~~	4,486	~~W~~	8,634
Loans to employees for housing	2.0		1,382		8,226		1,524		8,450
Other	—		98		41		128		67

			10,288		12,855		6,138		17,151
Less: discount on present value			(401)		(2,069)		(149)		(2,495)

		~~W~~	9,887	~~W~~	10,786	~~W~~	5,989	~~W~~	14,656

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

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is ~~W~~ 159,855 million and ~~W~~ 180,809 million as of December 31, 2003 and 2004, respectively.
The Company recorded ~~W~~ 61,333 million and ~~W~~ 20,726 million of loss on disuse of property and equipment for the years ended December 31, 2003 and 2004, respectively, due to discontinuance of service, decrease of customer demand and deterioration of certain machinery.
12.	INTANGIBLES:
(1)	Intangibles as of December 31, 2003 and 2004 are as follows (won in millions):

	2003		2004
Goodwill	~~W~~	3,287	~~W~~	5,775
Industrial property rights		15		47
Cable line usage rights		45,397		47,748
Development costs		2,716		1,466
Land rights		66		62
Other intangibles		—		1,167

	~~W~~	51,481	~~W~~	56,265

The Company recorded ~~W~~ 86 million of impairment loss on intangibles as non-operating expense-other for the year ended December 31, 2004.
(2)	Amortization of intangibles for the years ended December 31, 2002, 2003 and 2004 is as follows (won in millions):

	2002		2003		2004
Goodwill	~~W~~	481	~~W~~	3,455	~~W~~	3,855
Industrial property rights		7		17		22
Cable line usage rights		1,825		2,415		2,609
Development costs		6,886		3,346		2,625
Land rights		4		4		4
Other intangibles		510		—		323

	~~W~~	9,713	~~W~~	9,237	~~W~~	9,438

(3)	Changes in development costs (intangibles) for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	3,113	~~W~~	999	~~W~~	2,716
Increase		6,633		5,063		1,375
Amortization		(6,886)		(3,346)		(2,625)
Changes in consolidated subsidiaries		(1,861)		—		—

End of year	~~W~~	999	~~W~~	2,716	~~W~~	1,466

(4)	~~W~~ 4,784 million, ~~W~~ 4,891 million and ~~W~~ 3,960 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2002, 2003 and 2004, respectively.
(5)	Negative goodwill of ~~W~~ 29,938 million accounted for in accordance with the purchase method on December 24, 2001 was excluded from the Company as of December 31, 2003 due to the decrease of hanaro’s percentage ownership in Dreamline Corporation from 32.18% to 26.28%.

Changes in negative goodwill for the years ended December 31, 2002, 2003 and 2004 are as follows (won in millions):

	2002		2003		2004
Beginning of year	~~W~~	29,938	~~W~~	26,845	~~W~~	—
Changes in consolidated subsidiaries		—		(26,845)		—
Amortization		(3,093)		—		—

End of year	~~W~~	26,845	~~W~~	—	~~W~~	—

13.	LEASES:
(1)	The Company has operating lease agreements for the rights to use automobiles. The payment schedule for the operating leases is as follows (won in millions):

Year	Amount
2005	~~W~~	894
2006		494
2007		75

	~~W~~	1,463

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Star Leases Co., Ltd., Korea Development Leases Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2003 and 2004, the acquisition cost of machinery and equipment under capital lease was ~~W~~ 193,959 million and ~~W~~ 175,336 million, respectively, and depreciation expenses related to the these capital leases for the years ended December 31, 2002, 2003 and 2004 amount to ~~W~~ 11,071 million, ~~W~~ 20,071 million and ~~W~~ 19,719 million, respectively.

The future annual payments under these capital lease agreements as of December 31, 2004 are as follows (won in millions and dollar in thousands):

Year	Principal		Interest		Total
2005	~~W~~	47,313	~~W~~	3,516	~~W~~	50,829
2006		23,497		1,200		24,697
2007		8,899		226		9,125
2008		145		3		148

		79,854	~~W~~	4,945	~~W~~	84,799

Less: Current portion		(47,313)

	~~W~~	32,541

14.	SHORT-TERM BORROWINGS:
Short-term borrowings as of December 31, 2003 and 2004 are as follows (won in millions):

	Interest rate per annum (%)
	2004	2003		2004
General loans	—	~~W~~	3,000	~~W~~	—
Syndication loans	—		60,000		—
Issuance of commercial paper	—		100,000		—

		~~W~~	163,000	~~W~~	—

15.	LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of December 31, 2003 and 2004 is as follows (won in millions):

	Interest rate per annum (%)	Amount
	2004	2003		2004
Information promotion fund	3.78 ~ 7.25	~~W~~	163,813	~~W~~	66,651
General loans	6.99		55,000		40,000
Syndication loans	6.61 ~ 6.80		24,952		102,304
Asset backed loan (ABL)	—		25,902		—

			269,667		208,955
Less: Current portion			(98,970)		(66,756)
Discount on present value			(844)		(2,691)

		~~W~~	169,853	~~W~~	139,508

On April 18, 2002, the Company transferred the beneficiary certificates of ~~W~~ 207,000 million for the trust amount of ~~W~~ 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.(“Hanadream”) in exchange for the right to have some of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to ~~W~~ 207,000 million on April 25, 2002, of which the subordinate loan of ~~W~~ 7,000 million was loaned by the Company and ~~W~~ 200,000 million was loaned by the banks. The proceeds of ~~W~~ 200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. ~~W~~ 11,864 million, ~~W~~ 7,538 million and ~~W~~ 398 million were recorded as interest expense for the years ended December 31, 2002, 2003 and 2004, respectively. ABL repayment was completed during 2004.

(2)	Long-term debt in foreign currency as of December 31, 2003 and 2004 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum(%)	U.S. dollars		Won equivalent
	2004	2003	2004	2003		2004
Syndication loans	5.54	$63,065	$258,568	~~W~~	75,212	~~W~~	267,618
Less: Discount on present value		(2,131)	(7,703)		(2,542)		(7,972)

		$60,934	$250,865	~~W~~	72,670	~~W~~	259,646

(3)	On November 13, 2003, the Company entered into a syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan amount approximated ~~W~~ 720 billion (won currency loan of ~~W~~ 224,684 million and US$ currency loan of US$ 416,232 thousand), which includes a term loan of ~~W~~ 660 billion with a maturity of five years and a revolving loan of ~~W~~ 60 billion. The outstanding balance of this syndication loan as of December 31, 2004 is ~~W~~ 369,922 million (long-term debt in local currency of ~~W~~ 102,304 million and long-term debt in foreign currency of ~~W~~ 267,618 million).

In relation to the above syndication loans, the Company’s buildings are pledged as collateral up to ~~W~~ 531,411 million; machinery of which book value is ~~W~~ 1,702,960 million as of September 30, 2004 are provided as assignable mortgage; some intellectual property rights are pledged as collateral.

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

The Company early repaid the full amount of the 13th and the 25th bonds with warrants and recognized a loss on early redemption of ~~W~~ 5,072 million in 2002. During 2003, the Company early repaid ~~W~~ 20,000 million of 1st debenture to reduce interest expense burden and recorded ~~W~~ 308 million of loss on early redemption of debentures.

On September 2, 2003, the Company early repaid bonds with stock warrants (“18th debenture”) and recorded ~~W~~ 870 million of gain on early redemption of debentures. The warrants on the bonds with stock warrants carry the rights to buy US$ 15,000,000 of stock (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is ~~W~~ 5,000 at an exchange rate of ~~W~~ 1,321.20 to US$1.00.

As of December 31, 2004, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

According to the covenants, debentures of 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment more than the amount of ~~W~~ 750 billion ~~~W~~ 1,000 billion in each fiscal year. The Company complies with the covenants’ requirements as of December 31, 2004.

(5)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of December 31, 2004 is as follows (won in millions and dollar in thousands):

			Long-term debt		Long-term debt in foreign currency
Year	Debentures		in local currency		U.S. dollar	Won equivalent		Total
2005	~~W~~	306,000	~~W~~	66,756	$—	~~W~~	—	~~W~~	372,756
2006		190,000		37,877	38,785		40,143		268,020
2007		—		50,360	103,427		107,047		157,407
2008		—		52,377	116,356		120,428		172,805
2009		—		1,585	—		—		1,585

	~~W~~	496,000	~~W~~	208,955	$258,568	~~W~~	267,618	~~W~~	972,573

(6)	Other than collateral provided to the syndication loan consortium described in the Note 15(3), property and equipment of ~~W~~ 80,566 million and short-term financial instruments of ~~W~~ 34,410 million are pledged as collateral for short-term borrowings, long-term debt and debentures as of December 31, 2004.

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

					Valuation loss
Financial			Fixed rate		on interest swap
institution	Contract period	Floating rate (%)	(%)	Contract Amount	2003		2004
IBK	2002.5~2005.5	Government bond	9.90	$100,000	~~W~~	4,419	~~W~~	1,496
		rate+1.95
KDB	2003.12~2008.11	LIBOR+3.25	7.72	$63,065		8,639		4,556
KDB	2004.2~2008.11	LIBOR+3.25	7.60	$138,744		—		9,325
KDB	2004.9~2008.11	LIBOR+3.25	6.70	$56,759		—		2,246

					~~W~~	13,058	~~W~~	17,623

(2)	Forward Exchange Contract

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
19. STOCK OPTION PLAN:
The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2004 are as follows:

		Number of	Exercise
Grant company	Grant date	shares	price/share		Methods	Exercise period
hanarotelecom	1999. 3. 1	50,000	~~W~~	5,630	New stock issue	2002.3.1~2007.2.28
incorporated	1999.10. 1	120,000		19,910	New stock issue	2002.10.1~2007.9.30
	2000. 3.17	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17
					New stock issue or
	2004.12.16	19,772,890		5,000	cash payment	2006.12.17~2011.12.16
Hanaro Dream, Inc.	2003.1.16	30,000		8,000	New stock issue	2005.1.16~2007.1.15
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
22. RELATED PARTY TRANSACTIONS:
(1)	Significant transactions between hanaro and its subsidiaries during 2003 and 2004 are as follows (won in millions):

2003	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	166	~~W~~	20,153	~~W~~	1,522	~~W~~	1,809
Hanaro Telephone & Internet Information, Inc.		106		28,881		102		1,958
Hanaro Web(n)TV		150		3,153		223		9
Hanaro Telecom America, Inc.		—		6,987		—		623
Dreamline Corporation		3,368		8,646		1,404		469
Hanaro Dream, Inc.		6,013		20,198		583		2,574

	~~W~~	9,803	~~W~~	88,018	~~W~~	3,834	~~W~~	7,442

2004	Revenue		Expenses		Key-money deposits		Payables
Hanaro Realty Development & Management Co., Ltd.	~~W~~	183	~~W~~	19,181	~~W~~	1,551	~~W~~	799
Hanaro Telephone & Internet Information, Inc.		13		34,457		—		3,235
Hanaro Web(n)TV		155		3,980		227		176
Hanaro Telecom America, Inc.		—		512		—		—
Hanaro Dream, Inc.		3,300		14,438		636		3,660

	~~W~~	3,651	~~W~~	72,568	~~W~~	2,414	~~W~~	7,870

(2)	Transactions with shareholders for the years ended December 31, 2003 and 2004 are as follows (won in millions):
Revenues:

	Transaction	2003		2004
Samsung	Service fee	~~W~~	44	~~W~~	45
Dacom	”		18,320		18,472
SK Telecom	”		9,239		12,844
LG	”		2,669		3,058

		~~W~~	30,272	~~W~~	34,419

Purchases:

	Transaction	2003		2004
Samsung	Purchase of machinery and equipment, other	~~W~~	7,285	~~W~~	10,789
Dacom	Interconnection charges, other		31,831		25,896
SK Telecom	Interconnection charges, other		38,236		42,367
LG	Purchase of machinery and equipment, other		20,371		24,853

		~~W~~	97,723	~~W~~	103,905

Balances with shareholders as of December 31, 2003 and 2004 are as follows (won in millions):

	Assets				Liabilities
	2003		2004		2003		2004
Samsung	~~W~~	—	~~W~~	—	~~W~~	5,156	~~W~~	7,784
Dacom		—		783		308		1,015
SK Telecom		783		2,457		6,889		8,186
LG		234		288		4,593		12,064

	~~W~~	1,017	~~W~~	3,528	~~W~~	16,946	~~W~~	29,049

23. COMMITMENTS AND CONTINGENCIES:
(1)	The Company has been provided US$ 1,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(2)	The Company has provided three blank promissory notes as collateral to KDB Capital Corp. and LG Card Services Corp. in connection with its borrowings and lease agreements.

(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines and telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

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

26. RESTATEMENT OF PREVIOUSLY REPORTED KOREAN GAAP INFORMATION:
The Company corrected its accounting treatment for certain lease and commission expenses, which were recorded on an invoice basis, to accrual basis. As a result, ~~W~~ 27,183 million of expenses that should have been expensed by the end of 2004 were added to accumulated deficit and accrued expenses.
27. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:
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
(1) Restatement of previously reported U.S. GAAP information
As discussed in Note 26, the Company restated its Korean GAAP financial statements for errors related to accounting for lease and commission expense by increasing accumulated deficit and accrued expenses. Since these errors affected each of the three years in the period ended December 31, 2004, for U.S. GAAP purposes the balance sheets as of December 31, 2003 and 2004, and the income statements for each of the three years ended in the period December 31, 2004 were also restated as follows:
(i) Effect on Net Income(Loss) and Shareholders’ Equity:

	Korean Won
			Effect of
	As previous		restatement
2002:	reported		Under U.S.GAAP		As restated
	(In millions)
Net loss under U.S. GAAP	~~W~~	(162,525)	~~W~~	(4,654)	~~W~~	(167,179)

Basic and diluted loss per share under U.S.GAAP (in Korean won)	~~W~~	(545)	~~W~~	(16)	~~W~~	(561)

Shareholders’ equity under U.S. GAAP	~~W~~	1,399,589	~~W~~	(30,651)	~~W~~	1,368,938

	Korean Won
			Effect of
	As previous		restatement
2003:	reported		Under U.S.GAAP		As restated
	(In millions)
Net loss under U.S. GAAP	~~W~~	(165,988)	~~W~~	4,390	~~W~~	(161,598)

Basic and diluted loss per share under U.S.GAAP (in Korean won)	~~W~~	(517)	~~W~~	14	~~W~~	(503)

Shareholders’ equity under U.S. GAAP	~~W~~	1,783,296	~~W~~	(26,261)	~~W~~	1,757,035

	Korean Won
			Effect of
	As previous		restatement
2004:	reported		Under U.S.GAAP		As restated
	(In millions)
Net loss under U.S. GAAP	~~W~~	16,703	~~W~~	(1,854)	~~W~~	14,849

Basic and diluted loss per share under U.S.GAAP (in Korean won)	~~W~~	36	~~W~~	(4)	~~W~~	32

Shareholders’ equity under U.S. GAAP	~~W~~	1,803,436	~~W~~	(28,115)	~~W~~	1,775,321

(ii) Effect on Balance Sheet

	Korean Won
			Effect of
	As previous		restatement
2003:	reported		Under U.S.GAAP		As restated
	(In millions)
Current assets	~~W~~	712,736	~~W~~	274	~~W~~	713,010
Non-current assets		2,748,717		—		2,748,717

Total assets based on U.S.GAAP		3,461,453		274		3,461,727

Current liabilities		827,755		26,535		854,290
Long-term liabilities		849,784		—		849,784

Total liabilities based on U.S.GAAP		1,677,539		26,535		1,704,074

Minority interests based on U.S.GAAP	~~W~~	618	~~W~~	—-	~~W~~	618

	Korean Won
			Effect of
	As previous		restatement
2004:	reported		Under U.S.GAAP		As restated
	(In millions)
Current assets	~~W~~	624,179	~~W~~	—	~~W~~	624,179
Non-current assets		2,608,111		—		2,608,111

Total assets based on U.S.GAAP		3,232,290		—		3,232,290

Current liabilities		719,082		28,115		747,197
Long-term liabilities		706,557		—		706,557

Total liabilities based on U.S.GAAP		1,425,639		28,115		1,453,754

Minority interests based on U.S.GAAP	~~W~~	3,215	~~W~~	—	~~W~~	3,215

During the process of restating the financial statements related to accounting for lease and commission expenses, the Company determined that the cash flows related to restricted deposits and intangible assets were incorrectly classified under US GAAP as cash flows from operating activities opposed to cash flows from investing activities in the statement of cash flows reconciliation. As a result, the statement of cash flows reconciliation in Note 27(19) has been revised from amounts previously reported and the net cash outflows previously recorded in operating activities of KRW 16,647 million, KRW 13,118 million, and KRW 12,163 million have been reclassified to investing activities for the years ended December 31, 2002, 2003, and 2004, respectively.

(2) Companies Included in the Consolidation for the year ended December 31, 2002
Under Korean GAAP, all majority-owned subsidiaries and entities of which the Company owns more than 30% of total outstanding voting stock and is the largest stockholder are included in the consolidation. Under U.S. GAAP, entities of which the Company owns twenty to fifty percent of total outstanding voting stock are not consolidated; rather those entities should be accounted for under the equity method.
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
(3) Consolidation of Special-Purpose Entities (“SPE”)
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

(4) Accrued Severance Benefits
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
(5) Licensing Cost
In August 1997, the Company’s shareholders (members of the Consortium Agreement) collectively paid ~~W~~ 45,000 million to the Ministry of Information and Communication (“MIC”) representing a one-time charge to obtain a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Under Korean GAAP, such fees paid by the major shareholders on behalf of the Company are not required to be recorded. Under U.S. GAAP, such transaction is a capital contribution by the shareholders. Under U.S. GAAP, the license was capitalized as an intangible asset and amortized over its estimated economic useful life of 20 years. In connection with the adoption of SFAS No. 142 [See Note 27 (9)], licensing cost is deemed to have an indefinite life. A deferred tax liability calculated using the Company’s statutory income tax rate of 27.5% has also been recorded, as the license asset has no tax basis to the Company.
(6) Interest Capitalization
As explained in Note 2, under Korean GAAP, starting from January 1, 2003, interest expense is no longer capitalized. However, under U. S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended uses.

(7) Investment Securities
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

(8) Development Costs
Development costs are deferred under Korean GAAP. Under U.S.GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.
(9) Goodwill and Other Intangibles
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

Licensing cost [see Note 27 (5)]
(10) Bonds with Stock Warrants
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

(11) Stock Compensation Expense
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

	Korean Won
	2002		2003		2004
	As restated		As restated		As restated
			(In millions)
Reported net income (loss) under U.S. GAAP	~~W~~	(167,179)	~~W~~	(161,598)	~~W~~	14,849
Stock-based employee compensation expense included in reported net income (loss)	2,890		—			—

Adjusted net income (loss) under U.S. GAAP	~~W~~	(164,289)	~~W~~	(161,598)	~~W~~	14,849

A summary of status of hanaro and Hanaro Dream, Inc.’s stock option plans as of December 31, 2002, 2003 and 2004, and the changes during the years ended on those dates are presented below.
hanaro:

	2002			2003			2004
		Weighted-			Weighted-			Weighted-
		average			average			average
	Shares	exercise price		Shares	exercise price		Shares	exercise price
Outstanding at beginning of year	1,810,642	~~W~~	17,558	1,810,642	~~W~~	17,558	1,721,153	~~W~~	17,549
Granted	—		—	—		—	19,772,890		5,000
Cancelled	—		—	(89,489)		17,750	—		—

Outstanding at end of year	1,810,642		17,558	1,721,153		17,549	21,494,043		6,005

Options exercisable at year-end	170,000			1,721,153			1,721,153
Weighted-average fair value of options granted during the year			—			—			457
Hanaro Dream, Inc.:

	2002			2003			2004
		Weighted-			Weighted-			Weighted-
		average			average			average
	Shares	exercise price		Shares	exercise price		Shares	exercise price
Outstanding at beginning of year	—	~~W~~	—	—	~~W~~	—	80,000	~~W~~	8,000
Granted	—		—	80,000		8,000	—		—
Cancelled	—		—	—		—	(50,000)		8,000

Outstanding at end of year	—		—	80,000		8,000	30,000		8,000

Options exercisable at year-end	—			—			—
Weighted-average fair value of options granted during the year			—			1,108			—
The following table summarizes information about hanaro and Hanaro Dream, Inc.’s stock options as of December 31, 2004.
hanaro:

	Number of	Weighted-average remaining	Weighted-average
Ranges of exercise price	options outstanding	contractual life (years)	exercise price
~~W~~5,000	19,772,890	2.4	~~W~~	5,000
~~W~~5,630	50,000	0.0		5,630
~~W~~17,750 to ~~W~~19,910	1,671,153	0.7		17,905

~~W~~5,000 to ~~W~~19,910	21,494,043	2.2		6,005

Hanaro Dream, Inc.:

	Number of	Weighted-average remaining	Weighted-average
Ranges of exercise price	options outstanding	contractual life (years)	exercise price
~~W~~8,000	8,000	0.0	~~W~~	8,000
(12) Interest Rate Swap
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

(13) Deferred Income Taxes
Under Korean GAAP, deferred tax assets and liabilities are presented in the balance sheet as a single and non-current amount.
Under U.S.GAAP, deferred tax assets and liabilities are separated into their current and non-current portions based on the classification of the related asset or liability for financial reporting purposes.
(14) Loans to Employees
Under Korean GAAP, loans to employees for purposes of purchasing the Company’s common stock are recorded as assets. Under U.S.GAAP, such transactions are recorded as a reduction in shareholders’ equity.
(15) Advanced Payments
Under Korean GAAP, advanced payments, which relate to purchases of property and equipment, are included in current assets. Under U.S.GAAP, such advanced payments are included in non-current assets.
(16) Revenue Recognition
Under Korean GAAP, activation fees and service installation service fees are recorded as revenues when billed and the related direct incremental acquisition cost are expensed as incurred.
Under U.S.GAAP, such amount should be deferred and recognized over the period of customer relationship.
(17) Minority Interests in Consolidated Subsidiaries
Under Korean GAAP, minority interests in consolidated subsidiaries is presented as a component of shareholders’
equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.
(18) Comprehensive Income
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
Comprehensive income (loss) for the years ended December 31, 2002, 2003 and 2004 is summarized as follows:

	Korean Won
	2002		2003		2004
	As restated		As restated		As restated
	(In millions)
Net income (loss) in accordance with U.S.GAAP	~~W~~	(167,179)	~~W~~	(161,598)	~~W~~	14,849
Other comprehensive income (loss), net of tax :
Unrealized gains (losses) on investments		(2,121)		(1,062)		2,087
Less : reclassification adjustment		(1,640)		(1,321)		(1,038)

Net unrealized gains (losses) on investments		(3,761)		(2,383)		1,049

Foreign-based operations translation credit (debit)		(30)		2		44
Less : reclassification adjustment		—		—		(22)

Net foreign-based operations translation credit (debit)		(30)		2		22

Net interest rate swap		(5,633)		(7,425)		(4,565)

Comprehensive income (loss) in accordance with U.S.GAAP	~~W~~	(176,603)	~~W~~	(171,404)	~~W~~	11,355

(19) Statements of Cash Flows
Statements of cash flows for the years ended December 31, 2002 and 2003 under Korean GAAP do not include cash flows of Hanafos and Hanadream, which are included in the consolidation under U.S. GAAP.
Under Korean GAAP, cash flows from refundable deposits are reported as investing activities, which are reported as operating activities under U.S. GAAP. Summarized cash flows data by operating, investing and financing activities in accordance with U.S.GAAP for the years ended December 31, 2002, 2003 and 2004 are set out below.

	Korean Won
	2002		2003		2004
	As restated		As restated		As restated
	(In millions)
Net cash provided by (used in):
Operating activities	~~W~~	(47,849)	~~W~~	306,198	~~W~~	444,230
Investing activities		(277,007)		(269,837)		(183,523)
Financing activities		341,966		(118,106)		(294,921)
Decrease due to changes in consolidated subsidiaries		(700)		—		(39,278)

Increase (decrease) in cash and cash equivalents		16,410		(81,745)		(73,492)
Cash and cash equivalents, beginning of year		307,173		323,583		241,838

Cash and cash equivalents, end of year	~~W~~	323,583	~~W~~	241,838	~~W~~	168,346

(20) Recently Issued Accounting Pronouncements
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
(21) Fair Value of Financial Instruments
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
(22) Segment Information
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

(23) Effect on Net Income(Loss) and Shareholders’ Equity
The approximate effects of the significant adjustments to net loss and shareholders’ equity, that are required if U.S.GAAP were applied instead of Korean GAAP, are summarized as follows:

							Translation into
							U.S. Dollars (Note 2)
	Korean Won						2004
	2002		2003		2004		As restated
	As restated		As restated		As restated		(In thousands, except
	(In millions, except per share amount)						per share amount)
Net income (loss) under Korean GAAP	~~W~~	(125,025)	~~W~~	(161,299)	~~W~~	13,046	$12,604

Adjustments:
Development costs		252		(1,717)		1,250	1,208
Interest capitalization		—		3,168		1,387	1,340
Stock compensation expense		(2,890)		—		—	—
Revenue recognition		346		346		282	272
Bonds with stock warrants		(37,328)		(7,066)		—	—
Changes in consolidated subsidiaries		6		—		—	—
Consolidation of SPE		1,689		155		—	—
Amortization of goodwill		425		425		738	713
Error corrections		(4,654)		4,390		(1,854)	(1,791)
Deferred tax effect of current year’s U.S.GAAP adjustments		11,084		89		(2,545)	(2,459)
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		(11,084)		(89)		2,545	2,459

		(42,154)		(299)		1,803	1,742

Net loss under U.S.GAAP	~~W~~	(167,179)	~~W~~	(161,598)	~~W~~	14,849	$14,346

Basic and diluted income (loss) per share under U.S.GAAP (in Korean won and U.S. dollars)	~~W~~	(561)	~~W~~	(503)	~~W~~	32	$0.031

Shareholders’ equity under Korean GAAP	~~W~~	1,488,315	~~W~~	1,730,720	~~W~~	1,751,606	$1,692,209

Adjustments:
Licensing cost paid by shareholders	~~W~~	35,250	~~W~~	35,250	~~W~~	35,250	$34,055
Development costs		(999)		(2,716)		(1,466)	(1,416)
Interest capitalization		—		3,168		4,556	4,401
Loans to employees		(12,900)		(12,574)		(12,067)	(11,658)
Bonds with stock warrants		7,066		—		—	—
Changes in consolidated subsidiaries		(786)		—		—	—
Consolidation of SPE		2,159		2,314		—	—
Revenue recognition		(628)		(282)		—	—
Goodwill		425		850		1,589	1,535
Error corrections		(3,468)		922		(932)	(900)
Deferred tax effect of U.S.GAAP adjustments		(11,823)		(11,728)		(10,724)	(10,360)
Valuation allowance against deferred tax assets created by U.S.GAAP adjustments		11,823		11,728		10,724	10,360
Changes in minority interest applying U.S.GAAP		(145,477)		(598)		(3,215)	(3,106)
Minority interests under U.S.GAAP		(19)		(19)		—	—

		(119,377)		26,315		23,715	22,911

Shareholders’ equity under U.S.GAAP	~~W~~	1,368,938	~~W~~	1,757,035	~~W~~	1,775,321	$1,715,120

(24) Reconciliation of the Balance Sheet Accounts
The reconciliation of the significant balance sheet accounts under Korean GAAP except for the shareholders’ equity items shown above, to the approximate amounts determined under U.S.GAAP as of December 31 is as follows:

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2004		2004
	As restated		As restated		As restated
	(In millions)				(In thousands)
Current assets
Current assets under Korean GAAP	~~W~~	679,236	~~W~~	624,797	$603,610
U.S. GAAP adjustments:
Short-term loans		(9,618)		(4,373)	(4,225)
Accrued income		(5,036)		—	—
Prepaid expenses		5,041		3,585	3,463
Consolidation of SPEs		42,314		—	—
Deferred income tax assets		1,073		170	164

Current assets under U.S. GAAP		713,010		624,179	603,012

Non-current assets
Non-current assets under Korean GAAP		2,707,312		2,560,453	2,473,629
U.S. GAAP adjustments:
Long-term loans		(4,135)		(7,693)	(7,431)
Long-term prepaid expenses		6,442		4,210	4,067
Intangibles		33,385		35,374	34,174
Interest capitalization		3,168		4,554	4,400
Consolidation of SPEs		(9,000)		—	—
Deferred income tax assets		11,545		11,213	10,833

Non-current assets under U.S. GAAP		2,748,717		2,608,111	2,519,672

Total assets based on U.S.GAAP	~~W~~	3,461,727	~~W~~	3,232,290	$3,122,684

Current liabilities
Current liabilities under Korean GAAP	~~W~~	824,033	~~W~~	742,510	$717,332
U.S.GAAP adjustments:
Unearned income		5,322		3,585	3,463
Consolidation of SPEs		24,784		—	—
Error corrections		(922)		932	900
Deferred income tax liabilities		1,073		170	164

Current liabilities under U.S. GAAP		854,290		747,197	721,859

Long-term liabilities
Long-term liabilities under Korean GAAP		831,795		691,134	667,698
U.S.GAAP adjustments:
Unearned income		6,444		4,210	4,068
Deferred income tax liabilities		11,545		11,213	10,833

Long-term liabilities under U.S. GAAP		849,784		706,557	682,599

Total liabilities based on U.S.GAAP	~~W~~	1,704,074	~~W~~	1,453,754	$1,404,458

Minority interests based on U.S.GAAP	~~W~~	618	~~W~~	3,215	$3,106

(25) Tax Effects of Temporary Differences
The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, computed under U.S.GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won
	2003				2004
	Current				Current
	(As restated)		Non-current		(As restated)		Non-current
	(In millions)
Deferred tax assets:
Development costs	~~W~~	807	~~W~~	—	~~W~~	403	~~W~~	—
Revenue recognition		84		—		—		—
Error correction		—		—		256		—

Total deferred income tax assets		891		—		659		—
Valuation allowance		182		11,545		(489)		11,213

Net deferred income tax assets		1,073		11,545		170		11,213

Deferred tax liabilities:
License fee		—		(10,469)		—		(9,694)
Consolidation of SPEs		(681)		—		—		—
Interest capitalization		(118)		(823)		(170)		(1,082)
Goodwill		—		(253)		—		(437)
Error correction		(274)		—		—		—

Total deferred income tax liabilities		(1,073)		(11,545)		(170)		(11,213)

Net deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

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