Form 20-F
period 2005-12-31
hanarotelecom inc
filed 2006-06-29
CIK 1108838

As filed with the Securities and Exchange Commission on June 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-15012

hanarotelecomChushikHoesa
(Exact name of Registrant as specified in its charter)
hanarotelecom incorporated
(Translation of Registrant’s name into English)
The Republic of Korea
(Jurisdiction of incorporation or organization)
17-7 Yeouido-dong
Yeongdeungpo-gu, Seoul 150-874
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
     As of December 31, 2005, 462,135,180 common shares were issued and outstanding.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑ No ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
     Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such short period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑             Accelerated filer ☐             Non-accelerated filer ☐
     Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☑

     Unless the context otherwise requires, when we refer in this Annual Report to “hanarotelecom,” “we,” “us” and “our,” we mean hanarotelecom incorporated and its consolidated subsidiaries. All references to “Korea” and the “Republic” contained in this Annual Report shall mean The Republic of Korea. All references to the “Government” shall mean the government of The Republic of Korea. All references to the “MIC” shall mean the Ministry of Information and Communication of Korea. All other capitalized terms used but not defined in this Annual Report have the meanings given to them in the “Glossary.”
     We publish our financial statements in Korean Won. In this Annual Report, references to “Korean Won,” “Won” or “W” are to the currency of Korea, and references to “U.S. dollars,” “U.S.$” or “$” are to the currency of the United States. This Annual Report contains translations of Korean Won amounts into U.S. dollar amounts, solely for your convenience. You should not construe these translations as representations that the Korean Won amounts actually represent such U.S. dollar amounts or could have been or could be converted into U.S. dollars at the rates indicated or at any other rates.

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

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
     Not applicable.
Item 3. Key Information.
A. Selected Financial Data
     Our selected consolidated financial data should be read in conjunction with the audited consolidated balance sheets as of December 31, 2004 and 2005, and the related audited consolidated statements of operations, shareholders’ equity and cash flows for the fiscal years ended December 31, 2003, 2004 and 2005, and the notes to the consolidated financial statements, and with “Item 5. Operating and Financial Review and Prospects,” included in this Annual Report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2001, 2002 and 2003 are also derived from our audited consolidated financial statements.
     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Korea, or Korean GAAP, which differ in significant respects from U.S. GAAP. See note 28 to our consolidated financial statements.

	Year ended December 31
	2001		2002		2003		2004		2005
	(millions of Won, except number of shares and per share data)

Statements of Operations Data:
Korean GAAP:

Operating revenue	Won	830,721	Won	1,417,854	Won	1,383,486	Won	1,449,569	Won	1,589,345
Voice revenue(1)		114,529		210,664		248,964		291,186		375,253
Leased line revenue(2)		17,706		111,813		37,992		39,717		44,255
Broadband revenue(3)		641,544		969,635		982,693		985,428		1,074,387
Other		56,942		125,742		113,837		133,238		95,450
Operating expenses		1,012,924		1,396,426		1,312,792		1,335,639		1,550,823
Operating income (loss)		(182,203)		21,428		70,694		113,930		38,522
Non-operating expenses, net		(78,194)		(149,106)		(231,606)		(100,081)		(230,309)

Ordinary income (loss) before income tax		(260,397)		(127,678)		(160,912)		13,849		(210,805)
Income tax expense		(35)		(1,083)		(302)		(495)		(434)
Minority interest share of loss (income)		2,941		3,736		(85)		(308)		1,921

Net income (loss)	Won	(257,491)	Won	(125,025)	Won	(161,299)	Won	13,046	Won	(209,318)

Weighted average number of shares outstanding (in thousands) — Basic		285,440		298,251		321,310		462,135		462,135
Weighted average number of shares outstanding (in thousands) — Diluted		285,440		298,251		321,310		462,135		462,135
Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(902)	Won	(419)	Won	(502)	Won	28	Won	(453)
Dividends declared		—		—		—		—		—
U.S. GAAP:

Net income (loss)	Won	(251,382)	Won	(167,179)	Won	(161,598)	Won	14,849	Won	(203,212)

Basic and diluted earnings (loss) per share of common share and ADS(4)	Won	(1,762)	Won	(1,122)	Won	(1,006)	Won	64	Won	(879)

	As of December 31
	2001		2002		2003		2004		2005
	(millions of Won)

Balance Sheet Data:
Korean GAAP:
Working capital(5)	Won	(331,119)	Won	(882,991)	Won	(144,797)	Won	(117,713)	Won	(191,802)
Property and equipment, net		3,146,589		3,134,314		2,550,921		2,372,845		2,337,884
Total assets		4,104,265		4,104,785		3,386,548		3,185,112		3,034,260
Net assets		1,541,209		1,488,315		1,730,720		1,751,606		1,573,080
Long-term indebtedness(6)		1,896,839		2,128,703		1,157,582		1,034,739		993,690
Capital stock		1,320,000		1,396,613		2,310,676		2,310,676		2,310,676
Total shareholders’ equity		1,541,209		1,488,315		1,730,720		1,751,606		1,573,080
Dividends declared		—		—		—		—		—
U.S. GAAP:
Property and equipment, net		2,727,091		2,703,850		2,554,089		2,377,399		2,343,979
Total assets		3,672,451		3,678,342		3,461,727		3,232,152		3,086,105
Total shareholders’ equity		1,450,686		1,368,938		1,757,035		1,775,321		1,601,800

(1)	Voice revenue consists of revenue derived from services provided to fixed line customers.

(2)	Leased line revenue consists of revenue derived from services that give the subscriber the right to use a private line exclusively.

(3)	Broadband revenue consists of revenue derived from high-speed data transmission services and Internet access services.

(4)	Earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of shares outstanding. For comparability purposes, the weighted average number of common shares for the years ended December 31, 2001 and 2002 was recalculated to reflect the issuance of new shares in 2003 at a price below market. Basic and diluted earnings (loss) per share under U.S. GAAP for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, respectively, were calculated reflecting the effect from the reverse stock split that occurred on May 3, 2006.

(5)	Working capital means current assets minus current liabilities.

(6)	Long-term indebtedness includes long-term debt in local and foreign currencies, debentures, long-term obligations under capital leases, current portion of Asset-Backed Securities payable and current maturities of long-term debt.

	As of December 31,					As of
						April 30,
	2001	2002	2003	2004	2005	2006

Other Data:
Subscribers(1)	2,747,768	3,817,378	3,727,144	4,162,207	4,294,276	5,157,881
Corporate leased lines(2)	3,216	6,709	6,480	6,057	7,958	8,080
Employees	1,519	1,576	1,489	1,532	1,461	1,467
Network route kilometers-owned(3).	8,804	12,425	15,317	17,051	19,826	20,258
Network route kilometers-leased(4)	2,991	5,487	5,821	7,429	5,485	9,487
Office buildings connected with fiber optic lines	1,608	2,978	3,131	3,216	3,466	3,544
Apartment complexes connected with fiber optic lines	4,972	6,470	7,291	7,899	9,028	9,109
Switches installed (voice)	37	38	38	43	45	45
Switches installed (data)(5)	156	161/140	161/149	161/168	161/161	161/267

(1)	Subscribers include broadband Internet and voice subscriber numbers. As of the end of 2005, the number of residential and corporate subscribers was 3,986,462 and 307,814, respectively. Since 2006, we have counted subscribers without classifying them into residential and corporate subscribers. Subscriber numbers for previous years reflect this new counting method.

(2)	The 7,958 leased lines in service as of December 31, 2005 included 3,060 individual Internet dedicated lines connected to corporate subscribers and 4,898 individual traditional leased lines connected to corporate subscribers. The 8,080 leased lines in service as of April 30, 2006 included 3,215 individual Internet dedicated lines connected to corporate subscribers and 4,865 individual traditional leased lines connected to corporate subscribers.

(3)	Network route kilometers—owned includes owned fiber optic lines within cities we service, including fiber optic last-mile connections.

(4)	Network route kilometers—leased includes leased fiber optic lines within cities we service, including portions of our backbone, but does not include inter-city connections.

(5)	Information as of December 31, 2002, 2003, 2004, 2005 and April 30, 2006 represents the number of ATM/routers installed. The 267 routers as of April 30, 2006 included 110 routers previously used by Thrunet, with which we merged on January 1, 2006.
Exchange Rate Information
     The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won announced by the Federal Reserve Bank of New York, expressed in Korean Won per U.S.$1.00. We do not intend to imply that the Won or U.S. dollar amounts could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate, or at all. On June 26, 2006, the noon buying rate was $1.00 per Won 959.20 and the inverse noon buying rate was Won 1,000 per $1.04.

Year ended December 31,	At End of Period		Average Rate(1)		High		Low
	(Won per U.S.$1.00)

2001	Won	1,313.50	Won	1,293.40	Won	1,369.00	Won	1,234.00
2002		1,186.30		1,242.00		1,332.00		1,160.60
2003		1,192.00		1,193.00		1,262.00		1,146.00
2004		1,035.10		1,139.30		1,195.10		1,035.10
2005		1,010.00		1,023.20		1,059.80		997.00
2006 (through June 26)		959.20		958.08		1,002.90		927.40

Month ending	At end of period		High		Low
	(Won per U.S.$1.00)

December 31, 2005	Won	1,010.00	Won	1,036.90	Won	1,009.00
January 31, 2006		958.90		1,002.90		958.90
February 28, 2006		970.90		976.30		962.00
March 31, 2006		971.40		981.95		966.80
April 30, 2006		942.80		970.40		939.60
May 31, 2006		945.30		951.50		927.40

(1)	The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.
B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.
D. Risk Factors
     Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”
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
Risks Related to the Telecommunications Industry and Our Business
     We are subject to intense competition in all of the markets in which we operate, which may subject us to intense price competition and could affect our revenues
     The telecommunications industry is highly competitive. KT Corporation is our main competitor in both the broadband Internet access services and local telephony services markets. As of April 30, 2006, KT had market share of approximately 49.9%, in the broadband services market in Korea and market share of approximately 92.9% in the local telephony services market. KT has significantly greater capital resources and owns significantly more fixed assets (including an integrated telecommunications network throughout Korea) than we do. With respect to the broadband services market, KT has an extensive fiber optic backbone network throughout Korea and is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. We believe KT is focusing its upgrading process and marketing efforts on targeted high density and high demand areas. With respect to the telephony services market, KT was the sole provider of local telephony services prior to the commencement of our operations in April 1999 and operates an extensive fixed-line network in Korea. We remain KT’s main competitor in this market with a relatively small market share. Dacom Corporation, the only other local telephony licensee, has also been offering commercial local telephony services since January 2005. In addition, certain telecommunications business operators and facilities-based telecommunications operators were granted licenses to provide newly established Internet telephony services and began to provide services through interconnections with existing local and mobile telephony service providers. Continued upgrading or other competitive pressure by KT, Dacom or Internet telephony service providers could have a negative effect on our financial condition and results of operations.
     We are also facing competition from others in the broadband Internet access services market. In particular, since the MIC granted Powercomm, a subsidiary of Dacom, a network service provider, or NSP, license to provide retail broadband Internet access service, Powercomm has launched aggressive marketing activities to acquire new subscribers for 100Mbps optical LAN services and 10Mbps cable modem services using its own network. As of the end of April 2006, Powercomm had a market share of approximately 4.4% and plans to attract approximately 1.3 million subscribers by the end of 2006. Since late 2004, Dacom has been strengthening its retail broadband Internet access business by using the network facilities of Powercomm Corporation, a subsidiary of Dacom, and launching LAN-based Internet services. Dacom’s market share was 1.4% as of the end of April 2006. We are also facing competition from cable television network system operators and relay operators who have a market share of 10.6% as of the end of April 2006. Entries by competitors such as Powercomm in the broadband Internet access market are further intensifying competition in our market. Due to this intensifying competition, our market share fell to 28.5% at the end of April 2006, a 0.7 percentage point decrease from the end of January 2006.
     As a result of having to compete with KT in all of our markets and new competitors such as Powercomm in the broadband Internet access services market, we currently encounter significant pricing pressure and other forms of competitive pressures. Increased price or other competition could adversely affect our revenues per subscriber, the overall profitability of our business and our financial condition and results of operations. We cannot assure you that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully. In addition, future acquisitions, business combinations and alliances in the telecommunications industry may create additional competitors with resources greater than ours or strengthen existing competitors. For example, in January 2005, Dacom announced that it intends to merge its operations with Powercomm. The integration synergies generated from that merger may significantly increase the competitive strength of that combined entity. Any significant changes to the market share or resources of our competitors could have a material adverse effect on our business, financial condition and results of operations.
     Targeted benefits from our merger with Korea Thrunet Co., Ltd., or Thrunet, may not be achieved if the remaining integration work does not proceed as planned or if an unexpected change in the regulatory environment occurs
     We completed the merger transaction with Thrunet as of January 1, 2006. We also finished the integration of the computer systems of both companies. We plan to finalize the integration of call centers and the transfer of some Thrunet subscribers who had used a leased network to our own network by the end of the second quarter of 2006. However, if the remaining integration work is delayed or if an unexpected change in the regulatory environment occurs, the benefits targeted from the merger with Thrunet may be smaller than previously expected.
     We may not be able to maintain our current broadband subscriber base which amounts to about 3.6 million subscribers because of severe competition in Korea’s broadband market
     The Korean telecommunications industry is one of the most developed in Asia, particularly in terms of broadband penetration. According to data derived from the MIC, the broadband penetration rate, as a percentage of Korean households with broadband Internet access, had reached 80% as of April 30, 2006, and broadband subscribers increased from approximately 3.9 million as of December 31, 2000 to approximately 12.5 million as of April 30, 2006. With the rapid growth of broadband penetration, broadband Internet subscriber growth has decreased significantly. As a result, it may be difficult for us to maintain our 3.6 million subscriber base amid competition with KT, which is the dominant player in the market, Powercomm, which has entered the broadband Internet market using its own network, and cable television network system operators, which are in an advantageous position in terms of local market recognition and price. Accordingly, our ability to generate additional revenues from our broadband operations will depend substantially on our ability to retain our existing broadband subscribers and increase the usage of our services by providing competitive and technologically up-to-date broadband and value-added services. The profitability of our broadband business and our overall financial condition may be adversely affected if we fail to retain our existing subscribers or increase the usage of our services, or develop other sources of revenue, in a cost-effective manner.
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
     For example, the Presidential Enforcement Decree of the Telecommunications Business Law prohibits any telecommunications service provider from offering bundled sales of telecommunications services or products that the MIC determines to be adverse to consumer interests. In making this determination, the MIC may weigh the advantages of cost-savings or increased convenience for the consumer as a result of the bundling against the disadvantages of any anti-competitive effects of the bundling. If the MIC determines our bundled sales to be adverse to consumer interests and the MIC were to exercise its discretion to prohibit us from offering bundled services, this could have a material adverse effect on our financial condition and results of operations.
     In general, the MIC has promoted, and continues to promote, fair and effective competition in the telecommunications industry and we have benefited significantly from such policy initiatives. The MIC’s facilities provision policy, which requires dominant operators to provide their essential facilities to competitors upon request, and local loop unbundling regulations, under which we can use KT’s local loop facilities, have allowed us and other competitors to compete more effectively with dominant operators which may have more capital resources than we do. In particular, the MIC’s designation of KT as a dominant operator in both the local telephony services and the Internet access services markets has been effective in preventing KT from exercising its market power. As a dominant operator, KT is subject to more stringent regulations and restrictions on its ability to change its local telephony rates and Internet access rates. There can be no assurance that the MIC will continue to promote competition in the telecommunications industry and any reduction in the MIC’s support for competition could have a material adverse effect on our results of operations and financial condition.
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

     We outsource a significant portion of our sales force needs. Our lack of direct control over our outsourced sales force’s actions may materially affect our sales and marketing efforts
     As of April 30, 2006, we had 463 employees in our marketing and sales department. However, in order to rapidly expand the coverage of our marketing and sales efforts in a cost-efficient manner, we outsource a significant portion of our sales force needs. In 2005, we acquired about 91% of our new broadband services subscribers and about 68% of our new voice services subscribers through our outside sales force. The outside sales force and its employees are not employees of hanarotelecom and the amount of control we exercise over their activities is necessarily limited. If our training, compensation and monitoring programs fail to ensure the quality and performance of our outside sales force, our sales and marketing efforts will be materially affected and our performance, including the number of new subscribers, could suffer.
     Certain major shareholders have a significant influence over our management and operations
     A consortium of investors comprised of companies or partnerships which are directly or indirectly controlled and managed by the AIG Asian Infrastructure Fund II, the AIG Asian Opportunity Fund, Newbridge Capital, Inc. and TVG Capital Partners, Ltd., owned an aggregate of 39.56% of our outstanding common shares as of December 31, 2005. See “Item 7.A. Major Shareholders.” Pursuant to an investment agreement between us and those principal shareholders, we have agreed not to take certain significant corporate actions without the consent of those principal shareholders so long as they and their affiliates continue to hold an aggregate of at least 15% or more of our outstanding common shares. In addition, pursuant to certain other agreements, certain of the principal shareholders have the right, among other things, to nominate directors to our board, to nominate our chief financial officer, to make proposals to our board of directors and to discuss our business and affairs with our board of directors, officers and independent accountants. The interests of those principal shareholders may, in certain circumstances, differ from the interests of the other holders of our securities.
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
     In areas that are not covered by our network, we have entered into non-exclusive network lease agreements with cable television network system operators, relay operators and Powercomm. Our competitors also have, or are trying to establish, relationships with these cable television network system operators, relay operators or Powercomm. We may not be able to maintain our relationships with these cable television network system operators, relay operators and Powercomm. In particular, in connection with Dacom’s marketing of LAN-based Internet services, cable modem services and VDSL services, Dacom uses Powercomm’s network. In addition, in August 2005, the MIC granted Powercomm, a subsidiary of Dacom, an NSP license to provide retail broadband Internet access service. Dacom’s focus on the retail broadband Internet access market in conjunction with Powercomm and Powercomm’s retail broadband Internet access service may prevent us from continuing to lease our network on similar terms from Powercomm, which may require us to make significant capital expenditures to build our own last-mile connections in those areas.

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
     Breaches of our network security, including through piracy or hacking, may have a material adverse effect on our earnings and financial condition and may require us to incur further expenditures to put in place more advanced security systems to prevent any unauthorized access to our networks.
     We may not generate sufficient cash flow from operations or obtain adequate financing on acceptable terms or at all to implement our business plan in the mid- to long-term
     As a result of the rapid expansion of our business and the substantial operating losses we incurred in the past, we have principally relied on equity and debt financings to fund our operations and have significant debt and debt service and repayment obligations. In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing, we may need to incur additional capital expenditures on enhancing our networks and expanding our subscriber base. Our actual future financing requirements will also depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. In addition, we may need to raise additional funds through long-term borrowings, the proceeds of equity and corporate bond offerings and vendor financing to acquire complementary businesses, develop new products or otherwise respond to changing business conditions or unanticipated competitive pressures or technological or marketing hurdles. Our ability to obtain additional financing will be dependent on our future performance and market conditions, among other factors. We cannot assure you that long-term borrowings, vendor financing, or any alternative financing will be available on favorable terms, or at all. Moreover, under current Korean law our ability to sell additional voting shares to foreign investors is limited. As a result, our options to raise equity capital are more limited than other companies. If we are unable to obtain sufficient new debt or equity financing, we may need to modify, delay or abandon elements of our business plan, which could have a material adverse effect on our business, financial condition and results of operations.
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
     We may be liable for information disseminated over our Internet services network
     The liability of Internet service providers, or ISPs, under Korean law for information carried on or disseminated through their networks is not completely settled. New court decisions, laws, regulations and other activities regarding content liability may significantly affect the development and profitability of companies offering online and Internet access services, including us. The imposition upon ISPs of potential liability relating to information carried on or disseminated through the ISPs’ systems, such as liability for computer viruses, defamatory speech or copyright infringement, could require us to implement measures to reduce our exposure to such liability. Such measures may require that we spend substantial resources or discontinue some services or content offerings. Any of these actions could have a material adverse effect on our business, financial condition or results of operations.
     We could be adversely affected if we experience a failure of our equipment
     We do not carry “business interruption” insurance. A major failure of our equipment or a natural disaster affecting any part of our network or equipment could have a material adverse effect on our operations.
     We could be subject to liability and regulatory action arising from claims or other actions relating to our handling of subscriber information.
     We maintain various information regarding our subscribers. Various laws and regulations in Korea and other countries impose restrictions on the use and dissemination of that information by us. We have put in place comprehensive personal information security management measures across the company and at any third parties with which we may share subscriber information under outsourcing arrangements, to comply with the applicable standards. If we are required to implement further personal information security measures, we may have to incur additional costs and our financial condition could be negatively affected.
     In the event that personal information about subscribers held by us or a third party is leaked or improperly accessed despite these security measures, we may be subject to liability such as damage payments or regulatory actions arising out of a failure to protect such information. In addition, such incidents could create a negative public perception of our operations, systems or brand, which may in turn decrease customer and market confidence and materially and adversely affect our business, financial condition and results of operations. For example, there have been recent press reports about subscriber information collected by certain Internet service providers, including us, being illegally sold by current or previous employees of the Internet service providers to third parties, who in turn used the information to distribute spam e-mail and make unsolicited telephone calls. A Korean law firm is currently soliciting plaintiffs who were allegedly harmed by the leakage of subscriber information to file a civil lawsuit against those service providers, including us.
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
     The pace of economic recovery in Korea over the past several years has been volatile. Economic indicators in the past few years have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of world economic prospects in general and continue to have an adverse effect on the Korean economy. Any future deterioration of the Korean economy would adversely affect our financial condition and results of operations.
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
     Increased international tensions with North Korea could have an adverse effect on us and the market value of our common shares
     Relations between Korea and North Korea have been tense over most of Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea and increasing hostility between North Korea and the United States. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency, and has reportedly resumed activity at its Yongbyon power plant. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, demanding that the United States sign a non-aggression pact as a condition to North Korea dismantling its nuclear program. In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multilateral talks in an effort to resolve issues relating to the nuclear weapons program of North Korea. In February 2005, North Korea announced that it possessed nuclear weapons. In September 2005, North Korea agreed to end its nuclear weapons program, and the six participating nations signed a draft preliminary accord, pursuant to which North Korea agreed to dismantle its existing nuclear weapons, abandon efforts to produce new future weapons and readmit international inspectors to its nuclear facilities. In return, the other five nations participating in the talks, China, Japan, Korea, Russia and the United States, expressed willingness to provide North Korea with energy assistance and other economic support. The six parties agreed to hold further talks in November 2005. However, one day after the joint statement was released, North Korea announced that it would not dismantle its nuclear weapons program unless the United States agreed to provide civilian nuclear reactors in return, a demand that the United States rejected. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details, such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. In addition, in recent years, there have been heightened security concerns stemming from North Korea’s nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea’s actions and possible responses from the international community. Any further increase in tensions resulting, for example, from a break-down in contacts or test of long-range nuclear missiles, coupled with continuing nuclear programs by North Korea or an outbreak in military hostilities, could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the market value of our ADSs.

     Korea’s new legislation allowing class action suits related to securities transactions may expose us to additional litigation risk
     Effective January 1, 2005, a new law became effective that allows class action suits to be brought by shareholders of companies listed on the KRX Stock Market or the KRX KOSDAQ Market, including us, for losses incurred in connection with purchases and sales of securities and other securities transactions arising from (1) false or inaccurate statements provided in registration statements, prospectuses, business reports and audit reports and omission of material information in such documents; (2) insider trading; or (3) market manipulation. This new law applies to companies such as ourselves listed on the KRX Stock Market or the KRX KOSDAQ Market whose total assets are equal to or greater than Won 2,000 billion at the end of the immediately preceding fiscal year. However, in the event that certain elements of a financial statement for the fiscal year ended before January 1, 2005, were not in compliance with the then-effective accounting standards, this law does not apply, if such non-compliance is cured or addressed in the financial statement for the fiscal year ending December 31, 2006, and such corrected information is submitted to the Financial Supervisory Commission, or FSC, the Korea Exchange, Inc., or KRX, or made publicly available. This law permits, subject to court approval, 50 or more shareholders who collectively held 0.01% or more of the shares of a company at the time when the cause of action arose to bring a class action suit against, among others, the company and its directors, officers and auditors. It is uncertain how the courts will apply this law. Class action suits can be time-consuming and expensive to resolve, and can divert management time and attention from the operation of a business. Although we are not aware of any basis for such suit being brought against us, nor of any such suits that are pending or threatened, any such litigation brought against us could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Owning Our Shares or ADSs
     Rights of shareholders under Korean law may be different from those under the laws of jurisdictions within the United States and other countries.
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
     Restrictions on foreign ownership of our voting shares imposed by Korean law may depress the price of our common shares
     The Telecommunications Business Law of Korea restricts foreign ownership in voting shares of a network service provider, including us. At present, a foreign government, foreigner or any legal entity owned by a foreigner that has 15% or more of its outstanding voting shares, including stock-equivalents and investment equity such as depositary receipts, owned by a foreign government, foreigner or any specially related person as the largest shareholder may not own more than 49% of the aggregate number of the issued and outstanding voting shares of any network service provider. In the event that such foreign ownership restrictions are violated, the holders of shares in excess of the legal limitations cannot exercise voting rights with respect to the shares exceeding such limit and the MIC may require that corrective measures be taken to comply with the legal restrictions. In addition, the MIC may impose a mandatory performance fee on the non-compliant party and the service provider may refuse to enter the violating shareholder’s shares in excess of the legal limitations in its corporate register. As of May 30, 2006, foreign ownership in our voting shares was approximately 49%, including the 39.45% share ownership held by a consortium of investors led by AIG Asian Infrastructure Fund II and AIG Asian Opportunity Fund, Newbridge Capital, Inc. and TVG Capital Partners, Ltd. The market price of our common shares may be, and may continue to be, lower because of these limitations on foreign share ownership in our voting shares. A stricter application of the rules relating to foreign share ownership may also negatively impact our share price in the future.
     Additional restrictions on acquiring a large stake in our common shares imposed by Korean law may depress the market price of our common shares
     Prior to making an investment in 10% or more of the outstanding voting shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law of Korea to submit a report to a bank located in Korea (which may include a non-Korean bank’s Korean branch office) that is licensed under the Foreign Exchange Transaction Act to engage in foreign currency transactions or the Korea Trade Investment Promotion Agency pursuant to a delegation by the Ministry of Commerce, Industry and Energy of Korea. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by the investor of its shares in the company will also require a prior report to the bank. The Telecommunications Business Law also requires the MIC to undertake a public interest review when a shareholder of a service provider becomes a controlling shareholder of the service provider. Depending on the review, which assesses the impact of the transaction on the national security, public good and order of society, the MIC may order an amendment or suspension of the relevant contract, suspension of the voting rights, or ultimately, a sale of shares. These restrictions may discourage some investors from acquiring large positions in our common shares and as a result, may have lowered, and may continue to lower, the market price of our common shares.
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
Item 4. Information on the Company.
A. History and Development of the Company.
     We are a stock corporation organized under the laws of the Republic of Korea. We were incorporated on September 26, 1997. Our legal and commercial name is “hanarotelecomChushikHoesa” in Korean, and “hanarotelecom incorporated” in English. Our registered office is located at 17-7 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea, 150-874, telephone number (82-2) 6266-5500. Our agent for U.S. federal securities law purposes is CT Corporation System, 111 Eighth Avenue, New York, NY 10011.
     We were established as Korea’s second local call carrier. Since our inception, we have been striving to become the leading provider of high-speed Internet access, data and multimedia services in Korea. Some of the important events in the development of our business are set forth below:
•	In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea.

•	In June 1998, we registered as a specific service provider to resell or provide the same type of telecommunications services as those of domestic or foreign network service providers.

•	In April 1999, we launched our local call and high-speed Internet access services in Seoul, Busan, Inchon and Ulsan.

•	In March 2000, we successfully completed a global offering of our ADSs on the NASDAQ National Market.

•	In January 2003, we received a perpetual license to provide long distance telephony services, including inter-city and international services.

•	In June 2003, we commenced providing fixed line number portability service.

•	In November 2003, we issued new shares to a consortium of investors led by AIG, Newbridge and TVG having an aggregate value of Won 585 billion, as a result of which they acquired an aggregate of 39.6% equity interest in us. AIF II NT, Ltd. and its affiliate became our largest shareholder holding a 13.67% equity interest in us. Following such new share issuance, there was a change in certain members of our management. See “Item 6. Directors, Senior Management and Employees.”

•	In July 2004, we launched “hanarotelecom” as our new corporate identity.

•	On January 1, 2006, we completed an acquisition of Thrunet common shares representing 96.22% of Thrunet’s outstanding common shares.

•	On May 3, 2006, as a result of a reverse stock split (2:1) without payment to shareholders, the number of our outstanding shares decreased to 231,767,506 shares.
     See “Item 5.B. Liquidity and Capital Resources” for a description of our principal capital expenditures for the last three fiscal years and currently in progress.
     We have not received any public takeover offers by third parties.
B. Business Overview.
General
     We have been providing telecommunications services since 1999 and currently offer high-speed broadband Internet access, voice, leased line and IDC services in Korea. We are the second largest provider of broadband Internet access services in Korea in terms of both revenue and subscribers and our network currently covers 80% of households in Korea. Our voice service comprises local, domestic long distance, international long distance and VoIP services. For the year ended December 31, 2005, we had revenues of Won 1,444.4 billion and net income of Won 208.8 billion. As of January 1, 2006, we completed our merger transaction with Thrunet. The following data reflects the operating statistics of the combined entity.
     As of April 30, 2006, we had 3.58 million broadband Internet access subscribers. Our market share of Korean broadband Internet access subscribers was 28.5%. Of our broadband Internet access subscribers, 40.5% are using DSL technology, 59.2% are using cable modem technology and 0.3% are using either broadband WLL, often referred to as “B-WILL,” or wireless LAN, often referred to as “WLAN.” We are the only major provider of broadband Internet access services in Korea with a significant presence in both DSL and cable modem technology, with our major competitors predominantly providing one or the other. Broadband Internet access services accounted for 68.2% of our revenues for the year ended December 31, 2005.
     As of April 30, 2006, we had 1.58 million voice lines. Since the nationwide implementation of fixed line number portability on August 1, 2004, we have been expanding our coverage and subscriber base with our integrated services of long distance and international telephony as well as voice over Internet Protocol, or VoIP, services based on IP networks. We added 436,840 net voice lines in the period from August 2004 through April 2006, which represents a 27.6% growth in our voice lines and an increase in our market share of total voice lines in Korea from 5.0% to 6.9%. In particular, after the acquisition of Thrunet, we are strengthening marketing activities targeting Thrunet’s broadband subscribers. Voice services accounted for 25.9% of our revenues for the year ended December 31, 2005. As of April 30, 2006, 29.6% of our broadband Internet access customers use our voice lines on a bundled basis.
     We also provide leased line services and operate an Internet data center for corporate customers. These and other activities accounted for 9.07% of our revenues for the year ended December 31, 2005.
     We have a technologically advanced transmission and access network, which comprises 20,258 route kilometers of owned and 9,487 route kilometers of leased fiber optic cables as of April 30, 2006. As of Dec 31, 2005, we had connected 9,028 apartment complexes and 3,466 office buildings with fiber optic lines. We estimate that our network has access to approximately 12.8 million Korean households.
     We provide our broadband Internet access and voice services under the “hanafos” and “hanafone” brands, respectively. We have been voted the best Internet service provider for the last three years by the Korean Standard Service Quality Index (KS-SQI), which is sponsored by the Korean Standards Association, and the best Internet service provider for the last two years by the Global Customer Satisfaction Competency Index (GCSI), which is sponsored by the Japan Management Association Consulting.
     Recent Acquisitions and New Services
     Thrunet Acquisition
     We completed the merger transaction with Thrunet as of January 1, 2006, in order to strengthen our competitiveness in the broadband Internet market and maximize our corporate value.
     To date, we have completed the integration of computer systems of both companies. We plan to finalize the integration of call centers and the transfer of some Thrunet subscribers who had used a leased network to our own network by the end of the first quarter of 2006. However, if the remaining integration work is delayed or if an unexpected change in the regulatory environment occurs, benefits from the merger with Thrunet may be smaller than previously expected.
     For a discussion of the risks involved in our acquisition of Thrunet, see “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—Targeted benefits from our merger with Thrunet may not be achieved if the remaining integration work does not proceed as planned or if an unexpected change in the regulatory environment occurs
     TV-Portal Service
     In order to grow into a comprehensive media company, we acquired 65% of the common shares (780,000 shares at Won 5.5 billion) of CelrunTV, a provider of TV portal/IP TV service platform and IP STB technology on March 13, 2006. We plan to launch TV-Portal, a TV-based content-on-demand service, in the second half of 2006. CelrunTV changed its corporate name to hanaromedia Inc. and became our affiliated company on May 2, 2006, when we invested an additional Won 6.5 billion to acquire new shares issued by hanaromedia. We plan to acquire additional new shares for Won 6.5 billion in the second half of 2006.
     In addition, to strengthen our convergence services including TV-Portal, we established a Convergence Headquarters in April 2006. We plan to offer various value-added services based on our own network and improve subscriber retention. For our TV-Portal business we are aiming to gain 250,000 subscribers by the end of 2006, and 1.5 million subscribers by the end of 2008 when government regulations on IV-TV business are expected to be eased and full-blown service will be permitted. However, we may not be able to achieve our targeted subscriber growth for TV-Portal if we are unsuccessful in marketing this service to our existing broadband subscribers. Actual subscriber growth and revenue from such subscribers may differ significantly from our targets.

Our Services
     We currently provide broadband Internet access services, telephony services and leased line services in Korea pursuant to several wire-line based options and wireless technologies. The following table shows the numbers of subscribers or lines by business segment and technology:

	As of December 31,				As of
	2002	2003	2004	2005	May 31, 2006
Broadband:
VDSL	—	165,134	272,900	344,988	374,354
ADSL	1,294,368	1,051,891	823,539	569,604	508,578
Cable Modem	1,539,690	1,459,319	1,439,792	1,416,744	2,109,756
Fiber optic LAN(1)	—	—	157,808	396,088	589,862
B-WLL	43,468	49,419	54,895	45,735	9,432
Subtotal	2,877,526	2,725,763	2,748,934	2,773,159	3,591,982

Voice lines	939,852	1,001,381	1,413,273	1521,117	1,599,467
Leased lines	6,709	6,480	6,057	7,958	8,200

Total	3,824,087	3,733,624	4,168,264	4,302,234	5,199,649

(1)	Fiber optic LAN subscribers were counted as ADSL subscribers until 2005, since which they have been counted separately.

(2)	Since 2006, we have counted broadband subscribers without classifying them into residential and corporate subscribers. Subscriber numbers for previous years reflect this new counting method.

(3)	The number of subscribers for 2005 (residential and corporate subscribers are counted separately);

As of December 31, 2005
Broadband:
Residential:
VDSL	344,871
ADSL	551,128
Cable Modem	1,415,900
Fiber optic LAN	396,088
Corporate:
VDSL	117
ADSL	18,476
Cable Modem	844
B-WLL	11,482
WLAN	34,253

Subtotal	2,773,159

Voice lines	1521,117
Leased lines	7,958

Total	4,302,234

     For the years ended December 31, 2002, 2003, 2004 and 2005, we had the following revenues generated by our business segments:

	Year ended December 31,
	2002		2003		2004		2005
	(billions of Won)
Broadband	Won	969.6	Won	982.7	Won	985.4	Won	1074.4
Voice		210.7		249.0		291.2		375.2
Leased line		111.8		38.0		39.8		44.2
Others		125.8		113.8		133.2		95.5

Total	Won	1,417.9	Won	1,383.5	Won	1,449.6	Won	1589.3

     Broadband
     We currently provide high-speed broadband Internet access services through several service offering options marketed under the brand name “hanafos.” Our broadband network coverage extends to 80% of households in Korea. We offer broadband Internet services to subscribers in large apartment complexes and commercial buildings through fiber optic networks and to subscribers in less densely populated residential areas through HFC cable networks. We also provide wireless broadband Internet access to medium and low density housing complexes using B-WLL technology and in high traffic areas (such as hotels and commercial centers) using WLAN technology. Residential subscribers in areas covered by fiber optic networks have the choice of two types of DSL services, namely ADSL and VDSL services. With the broadband Internet market reaching saturation, 100Mbps products such as optical LAN are driving market growth. In this environment, we provide fast and reliable access to the Internet for subscribers in apartment complexes and residential/commercial complexes. Corporate subscribers generally have the choice of ADSL, VDSL or our dedicated leased line services. Subscribers in service areas covered by HFC cable networks are provided with cable modem based services.
     The principal features of our main broadband Internet access service packages and tariff structure are set out in the table below:

			Monthly Service
Service Package	Technology	Max Speed	Charge(1)
hanafos V Dream II	VDSL	50 Mbps	Won	43,000
hanafos V Dream I	VDSL	20 Mbps		40,000
hanafos V Pro xDSL	ADSL	13 Mbps		38,000
hanafos Fiber LAN	LAN	100 Mbps		33,000
hanafos V Pro CATV	Cable Modem	10 Mbps		34,000
hanafos V Lite	ADSL, Cable Modem	4 Mbps		28,000

(1)	There is a one-time installation fee of Won 30,000. Cable or DSL modems are rented for a monthly fee of Won 8,000. Discounts on the monthly service charge are given to long-term subscribers and range from 3.0% to 11.0%. Modem rental fees have in some circumstances been waived or discounted by up to 40.0%.
     DSL (ADSL and VDSL) Services
     DSL services are provided primarily over existing copper lines in the subscriber’s premises, which are connected to our backbone network through fiber optic last-mile connections. Our DSL services are targeted at subscribers in large apartment complexes. ADSL services offer Internet access transmission speeds of up to 13 Mbps and VDSL services offer data transmission speeds of up to 50 Mbps. DSL subscribers pay a monthly flat fee.
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
     Cable Modem Services
     Our cable modem based services are currently available in 162 service areas and are delivered via HFC cable infrastructure. HFC connections to our data network allow for maximum speeds of 10 Mbps downstream and 700—800 Kbps upstream through the use of cable modems installed at our subscribers’ premises. Compared to the construction of our fiber optic network, our use of existing HFC cable lines to offer broadband Internet access allows us to expand our broadband service coverage area with lower capital expenditures. We have not invested in building out our own network in areas where we have established non-exclusive network lease agreements with cable television network system operators and Powercomm to use their HFC cable lines. As of April 30, 2006, approximately 31% of our cable modem subscribers used cable lines that we lease from cable television network system operators and Powercomm. Powercomm, a subsidiary of Dacom, began to provide retail broadband Internet access service from September 2005 and launched aggressive marketing campaigns to acquire subscribers. In part to respond to such marketing, we have increased our marketing efforts and competition in the broadband Internet market has intensified significantly. We may be prevented from continuing to lease our network on similar terms from Powercomm in the future, which may require us to make significant capital expenditures to build our own network in those areas. See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The inability to lease networks from third parties could materially affect our ability to provide services.”
     Wireless Services
     We also provide wireless last-mile connections to our backbone using B-WLL and WLAN technologies. We commenced our commercial high-speed Internet access services using B-WLL communications technology in July 2000. B-WLL services are marketed primarily to medium-sized businesses and apartment complexes which are not covered by our fiber optic or HFC networks. Our B-WLL services are currently provided in 11 cities, including Seoul and Busan. We commenced providing “hanafos wing” WLAN services in April 2002, which allow Internet access through mobile devices such as notebook computers or personal digital assistants, or PDAs, equipped with a LAN card for users within the coverage of our access points. As of April 30, 2006, we provide WLAN services in approximately 189 access point areas across Korea, including high traffic areas such as hotels, subway stations, shopping malls, colleges and fast food stores.
     Voice
     We offer corporate and residential customers in Korea, local telephony, VoIP and domestic and international long distance telephony services.
     Local Telephony
     We are one of two competitors to KT, the dominant operator, in the local telephony market, the other being Dacom. Although KT has a dominant position in this market, we have increased our market share to 6.9% as of April 30, 2006. In addition to local dial tone service and other basic features such as call forwarding, call waiting, dial back and voicemail services, we offer value-added services such as wake-up call and teleconferencing services in order to distinguish our services from those available from KT.
     Most of our residential subscribers receive local telephony services bundled with our DSL services. If customers subscribe to our bundled DSL and local telephony services, the monthly base fee for our local telephony service is discounted from Won 4,500 to Won 2,500 per line. We believe the ability to offer local telephony distinguishes our service offerings from that of other communication service providers, except for KT and Dacom, because it allows our subscribers to receive both data and local telephony services through a single provider and thus receive one bill for both service offerings.
     Voice over Internet Protocol (VoIP) Services
     In April 2002, we commenced providing VoIP services bundled with cable modem-based broadband Internet services to residential subscribers under the name “hanafos cable + voice,” which allow simultaneous use of high-speed Internet and local telephony services. We also provide VoIP services on an unbundled basis to corporate customers. We currently provide VoIP services in Seoul and other major municipal areas. As a result of improvements in VoIP technology and our increased marketing efforts, the number of VoIP lines increased by 34.5% to 325,523 lines as of December 31, 2005 from 241,997 lines as of December 31, 2004. As of April 30, 2006, we provided “hanafos cable + voice” services to 346,167 residential subscribers. In December 2004, the MIC decided to allow us to provide local telephony service by way of VoIP, thereby making our VoIP services eligible for fixed-line number portability provided certain conditions are met. Pursuant to these new regulations since December 22, 2004, we have been providing VoIP services as part of our local telephony service offering. In July 2005, we obtained a license to provide 070 Internet telephony services. For a further discussion of these regulations, see “—Competition—Voice.”
     Long Distance Telephony
     In July 2004, we launched our domestic long distance telephony service and international long distance telephony services. In April 2005, we rolled out “hanafone 3050,” a voice service offering a discount of up to 50% on usage fees at the same basic monthly fees as competitors, to attract subscribers who mainly use domestic and international long distance telephony services.
     Leased Line Services
     We hold a license to operate leased line services on a nationwide basis in Korea. Our leased line fees vary depending on the distance and bandwidth requirements of our subscribers. Our leased line services enable high volumes of data to be transmitted quickly and reliably. We also provide back-up storage for transmitted data. We use international transmission lines with transmission speeds of over 10 Gbps to provide leased line services to countries such as the United States, Japan and China and have points of presence, commonly referred to as “POP,” facilities in the United States. Our Internet leased line services are provided to companies with LAN facilities through fiber optic cable lines. With the aim of expanding the scope of our Internet leased line services, we have entered into transit or peering agreements with 89 domestic and 327 international Internet leased line service providers.
     Other
     Internet Data Center
     We opened “N-GENE,” our IDC, in May 2000. Through N-GENE, we provide our corporate subscribers with server-based support in the form of co-location and dedicated server hosting. Co-location allows our customers to connect their servers directly to our backbone network at speeds in excess of those available through leased Internet lines. This service is targeted at corporate customers with multiple servers and for those who need broadband circuit capacity. Dedicated server hosting provides our customers with servers customized to their desired specifications. These services are connected to our backbone network at Gbps rates and allow our customers access to dedicated servers without the burden of purchasing or maintaining such servers. As of April 30, 2006, N-GENE hosted approximately 16,500 servers, mostly for corporate customers.
     Internet and Related Support Services
     Through our “hanafos.com” portal site, which is operated by our subsidiary, Hanaro Dream Corp., we offer to our subscribers a variety of basic on-line services, including personal homepages, free e-mail services, chat services, bulletin board and social communities, and multimedia contents including movies, music, comics, animation, popular on-line games, on-line education, sports, news and television dramas. We intend to continue developing our Internet content business and maintaining a competitive position in this business through Hanaro Dream.

Sales, Marketing and Customer Service
     Sales
     We are focused on bringing our high-speed broadband Internet access and voice services to residential users, and Internet dedicated lines and data, leased line services and IDC to corporate users.
     Residential
     We currently outsource a significant portion of our retail sales force needs. Our outside sales force receives several weeks of training on how to sell our services. The training includes basic instruction on selling techniques, as well as classes regarding our corporate image and our services. Follow-up sessions are held to introduce new services to the sales force. Our outside sales force sells our services through the following channels:
•	Customer Centers. We have agreements with 92 customer centers and 9 service centers, most of which are located in Seoul. Service centers serve areas with population densities that are lower than the areas served by the customer centers. These customer and service centers sell our services exclusively and contributed to approximately 30% of our total sales in 2005. These centers receive a commission for each service contract and installation contract secured. In addition, we pay these centers for the maintenance and repair work that they perform for our subscribers. Customer and service centers often enter into sub-contracts with smaller distribution outlets within their area to increase their sales coverage and sell through telemarketing.

•	Cable Television Network System Operators and Relay Operators. As of April 30, 2005, we have arrangements to sell our services with 50 cable television network system operators and 30 relay operators. These arrangements form part of the strategic alliances we have formed with these cable television network system operators and relay operators (see “—Competition—Broadband”). The cable television network system operators and relay operators in each of the areas covered by our cable network leasing arrangements have the right to sell our services within their respective areas. In the event a potential subscriber elects a non-cable service (such as ADSL) that is available in that service area, the subscriber is referred to one of our customer centers.

•	Strategic Sales Distribution Channels. As of April 30, 2006, we have agreements with 67 strategic sales distribution channels that own nationwide sales channels. Sales through these channels accounted for 28% of our total sales in 2005. Strategic sales distribution channels engage in sales activities for hanarotelecom using various channels such as telemarketers and street vendors, and receive sales commissions based on their sales performance. Currently, we are running a task force to improve the sales channel management and the commission system, which is aimed at enhancing the credibility and loyalty of sales distribution channels.

•	Other Agents. We use individual sales agents and small sales agencies to sell our services in our coverage areas. Our agents receive a sales commission for each new subscriber.
     Corporate
     Sales to corporate subscribers are handled through our in-house sales group. Our sales people focus on securing contracts with large commercial complexes, allowing us to install our remote terminals at their premises. After installation, sales people direct their attention to individual corporate clients within these premises. Sales people who have secured contracts with corporate clients remain the primary contacts for all aspects of the client’s needs, including further installation and customer and follow-up service. Our sales force is compensated using an incentive-based performance scheme.

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
     Marketing
     We use a variety of marketing strategies and media to raise awareness of our services. Our marketing strategies include the following:
     Broadband
•	Strengthening service competitiveness by offering bundled services incorporating broadband, voice and value-added services, as well as providing media content through the TV-Portal service

•	Occupying the 100Mbps market by accelerating network upgrades

•	Overhauling our distribution channels by building up distribution channel capacity, expanding direct acquisition channels and securing new distribution channels, which will lead to a decrease in subscriber acquisition cost
     Voice
•	Focusing on target marketing for about 2 million HFC subscribers of Hanaro and Thrunet by utilizing fixed line number portability

•	Planning to launch digital wired/wireless integrated voice services which support a variety of value-added services including SMS in the third quarter of 2006
     General
•	Achieving customer stabilization and business performance by raising brand awareness and credibility through an integrated brand of Hanaro and Thrunet

•	Improving service quality by increasing our call center response rate, improving the customer complaint handling process and expanding operating hours
     We also organize special events, such as Internet seminars, to promote our services. We spent a total of Won 44.8 billion in 2004 and Won 34.9 billion in 2005 on advertising.
     Customer Service
     We believe our emphasis on customer care differentiates us from our competitors. We have been voted the best Internet service provider in Korea for the last two years by the Global Customer Satisfaction Competency Index. We provide 24-hours-a-day, 365-days-a-year customer support through four call centers operated by our subsidiary, Hanaro Telephone & Internet Information, Inc., or Hanaro T&I. We also have a customer claims center located within the call centers to handle subscriber claims regarding our service quality and billing. All service representatives receive two months of orientation training and on-site supervisors provide additional support. All calls to the call centers are recorded and service representatives are graded periodically based on performance. We strive to answer all calls within 73 seconds. The call centers currently receive approximately 72,092 calls per day. We use automated answering services to respond to routine inquiries, such as account balances. Subscribers can also voice their complaints through e-mail. Common questions or complaints are posted, together with our response, on a bulletin board on our home page. As of May 31, 2006 we employed 1,642 workers in our call centers, each working eight hour shifts. We anticipate that we will continue to hire additional customer support personnel as the size of our subscriber base increases.
     Subscribers also have face-to-face access to our representatives at our customer and service centers and to representatives at customer centers operated by cable television network system operators and relay operators with whom we have non-exclusive sales arrangements. Our sales staff at our customer and service centers receive customer service training in addition to their sales training. Our in-house sales people monitor the performance of our customer and service center employees during their visits to these centers.
     Relationship with Dreamline
     In December 2001, we acquired a 32.2% equity interest in Dreamline, a broadband and leased line services provider. As a result of a third party’s investment in Dreamline in early 2004, our equity interest in Dreamline has been diluted and was 14.18% as of April 30, 2005. Accordingly, Dreamline is no longer considered our affiliate for accounting purposes. Under a stock purchase agreement with CJ Corporation, the previous controlling shareholder of Dreamline, CJ Corporation, has an obligation not to compete, directly or indirectly, with us in the leased line and broadband services or other related or similar services for five years from the closing of the stock purchase agreement. However, affiliates of CJ Corporation have been engaged in business in those service areas, and we filed certain lawsuits against CJ Corporation to enjoin its affiliates from providing such services and to seek monetary compensation caused by said violation and CJ Corporation’s failure to disclose certain contingent tax liabilities. See “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”
Information Systems and Billing
     Information Systems
     We currently use an information system which consists of three separate systems: the customer support system, the operational support system and the business support system. The customer support system handles all information related to an individual subscriber, including customer care and billing information, and marketing and sales data. The operational support system handles all data related to the management of our operations and acts as the interface to the network management system, which monitors the performance of our network and delivery of services on a 24-hour basis every day. This interface allows for quick identification of network faults and relays the information to our customer support system. The business support system handles data regarding internal business operations, including accounting, personnel and our assets. Our operational information system is designed to integrate all of our internal support services. The integration of our internal support services has been substantially completed.
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
     In March 2004, we implemented our “Information Strategy Planning” which aims to identify new business opportunities by analyzing the customer information contained in our operational information system to create a transparent strategy formulation process and to promote a stable service environment. We also intend to establish CRM and knowledge management systems, an enterprise data warehouse, an enterprise information portal and a disaster recovery center by the end of 2007. On October 1, 2005, we launched the CRM system as part of our Information Strategy Planning in order to provide customized services, enhance customer loyalty and strengthen sales and marketing activities including retention activities. With the CRM system, we are able to support quick, reasonable and systematic decision making based on an understanding of our customers.
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
Competition
     Broadband
     In the high-speed broadband Internet access market, our main competition comes from KT. As of April 30, 2006, KT had a 49.9% market share of total broadband subscribers in Korea. In June 2005, the MIC designated KT as a dominant operator for this market, taking into account KT’s market share exceeding 50%. See “—Korean Telecommunications Laws and Regulations—Designation of a Dominant Operator.”
     We have also faced competition from cable television network system operators and relay operators which have been offering broadband Internet access at steep discounts in an effort to diversify their revenue sources. However, the recent classification of broadband as a facilities-based service means that the cable television network system operators and the relay operators will be required to obtain a license from the MIC to provide broadband services and will become subject to more stringent regulations by the MIC. The MIC has granted the cable television network system operators and relay operators a two-year period to comply with these requirements. The two-year period ends July this year, and the cable television network system operators and relay operators will have to finish reviews to obtain the license by July 20, 2006. If these operators are granted licenses, they will be required to establish an interconnection network and backup networks. This will require additional CAPEX, which in turn will lead to an increase in service costs. Furthermore, due to requirements to notify the MIC of the terms of service and adopt accounting separation as well as stricter regulations imposed by the Fair Trade Commission and the Korea Communications Commission, the cable television network system operators and relay operators will find it difficult to continue low-price marketing. They have been engaged in aggressive marketing to acquire as many broadband subscribers as possible before July 2006. In addition, we have entered into over 80 strategic alliances with cable television network system operators and relay operators for the purposes of establishing mutually beneficial arrangements with respect to the provision of broadband Internet access, marketing, sales and customer services. In general, we have agreed to outsource to the cable television network system operators and relay operators our sales, marketing and customer service functions in return for our use of their last-mile connection networks and our acquisition of their broadband Internet subscriber base. For further detail on our relationship with cable television network system operators, see “Item 7.B. Related Party Transactions—Relationships with Cable Television Network System Operators.”

     Since late 2004, Dacom has been strengthening its retail broadband Internet access business by using the network facilities of Powercomm, and launching LAN-based Internet services. In August 2005, the MIC granted Powercomm an NSP license to provide broadband services telecommunications. Powercomm, which had been leasing network facilities to retail telecommunications business operators, entered the retail broadband Internet access market in September 2005. After Dacom, the parent company of Powercomm, transferred its retail broadband Internet access business to Powercomm, the two companies accounted for 5.8% of the broadband Internet market as of April 30, 2006. In just one month after entering the retail broadband Internet access market, Powercomm was subject to an order of suspension of business for 19 days from October 10, 2005 issued by the Korea Communications Commission for violating an Internet interconnection agreement with Dacom.
     DSL (ADSL & VDSL)
     KT is our only competitor that is not limited in the coverage of its services by the coverage of its network. KT, as the dominant telecommunications carrier, has a nationwide copper wire last-mile network and an extensive fiber optic backbone network throughout Korea and has significantly greater capital resources than we do. KT currently provides ADSL services and is upgrading its last-mile connections and related transmission facilities to provide DSL services to its subscribers at speeds comparable to ours. KT is focusing its upgrading process and marketing efforts in our targeted high density, high demand areas and is continuing to increase the marketing of its long-reach VDSL services to single resident houses located among apartment complexes. As of April 30, 2006, KT and hanarotelecom had market shares of approximately 84.4% (based on MIC data) and 14.2% (based on MIC data), respectively, in the DSL services market in Korea. With the broadband Internet market reaching saturation, 100Mbps services including optical LAN are driving market growth. In these circumstances, Powercomm entered the market in September 2005 and has been expanding its market share by strengthening its marketing activities with its 100Mbps fiber optic LAN service. As of April 30, 2006, KT had 43.3% of the fiber optic LAN market while hanarotelecom and Powercomm had 29.0% and 9.0%, respectively (based on MIC data).
     Cable Modem
     Thrunet has been our main competitor in the cable modem market. We, together with Thrunet and Onse Telecom, utilize almost all of Powercomm’s cable networks for the provision of our cable modem services. Our cable lease agreements with Powercomm are not exclusive and, accordingly, Powercomm may lease the cable networks we are currently leasing to additional service providers. In addition, we may be prevented from continuing our lease agreements with Powercomm on similar terms if Dacom, together with its subsidiary Powercomm which began to provide retail broadband Internet access service from the second half of 2005, expands its business in the retail broadband Internet access market by using Powercomm’s network. See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The inability to lease networks from third parties could materially affect our ability to provide services.” Dreamline provides services through smaller, localized cable networks owned by cable television network system operators.
     Voice
     In the local telephony market, we and Dacom are the only competitors to the dominant operator, KT. As of April 30, 2006, we and KT had a 6.9% and 92.9% market share, respectively, in the local telephony market. Dacom was granted a local telephony license in July 2004 and commenced its commercial local telephony services in January 2005. Dacom has a mere 0.2% of the local telephony market share. Fees charged by KT for local telephony services are currently regulated by the MIC while we are only required to report our fees charged for local telephony services to the MIC. The MIC will not allow KT to charge fees which it deems to be unreasonable and against public interest. See “—Korean Telecommunications Laws and Regulations—Designation of a Dominant Operator.” In addition, as the local common carrier, KT is under a “universal service” obligation to provide its local telephony services to all subscribers requesting service. We do not have a universal service obligation and are able to focus the roll-out of our services to areas with high density populations and households with greater than average disposable income.
     Our main competitors in the domestic and international long distance telephony markets are KT, Onse Telecom, Dacom and SK Telink. According to the MIC, as of April 30, 2006, our share of the domestic long distance telephony market was 5.1% and KT had the largest share with 85.6%, based on the number of lines for which subscribers have designated certain operators as their preferred long distance operators.
     There are currently two types of VoIP services on offer in Korea. SSPs, which are mostly cable television network system operators and Internet portal operators, provide VoIP services which allow calls to be made but not received. VoIP services which allow calls to be made and received (often referred to as “two-way VoIP”) could only be provided, until recently, by service operators with a local telephony license. To date, we are the only significant provider of two-way VoIP using a standard eight-digit telephone number. While KT has not been pursuing this market actively, Dacom has announced its intention to provide two-way VoIP by November 2005. On October 1, 2004, the MIC announced a decree authorizing the provision of two-way VoIP service using an eleven-digit number with a dialing prefix of “070.” Currently, facilities-based telecommunications business operators and specific telecommunications business operators are offering the two-way VoIP service. Two specific telecommunications business operators, Samsung Networks and Anyuser.Net, launched the “070” service for the first time in August 2005, followed by facilities-based telecommunications business operators, such as KT in November 2005 and hanarotelecom and SK Telink in December 2005. Furthermore, Korea Cable Telecom, a nationwide consortium of cable television operators, plans to gain a license to provide the VoIP service and launch its service in 2006. Separately, the MIC adopted a set of new regulations on December 13, 2004, which allows licensed local telephony carriers, including us, to provide local telephony service by way of VoIP provided that certain technical and regulatory requirements are met. These requirements include improving the voice quality to a certain level, charging VoIP subscribers different usage rates between local telephony and domestic long distance services, and providing free emergency call services. We have met these requirements, and have been providing VoIP-based local telephony service in our HFC areas since December 22, 2004. In addition, because this type of VoIP service is considered a local telephony service under the new regulations, our VoIP-based local telephony service is currently eligible for fixed-line number portability.
     Leased Line Services
     In the leased line services market there are currently seven major service providers in Korea. As of April 30, 2006, we believe our market share in terms of revenue was 2.9% while KT, with 53.1% in terms of revenue, had the largest share of the leased line market, followed by Powercomm with 15.7% and SK networks with 13.5%. Competition in this market is primarily based on price, network coverage and quality. In order to provide leased line services, a service provider must have a license to provide network services.
     Other
     In the IDC services market, there are currently three major IDC service providers in Korea: KT, Dacom and Hanaro (N-GENE). Competition in this market is primarily based on price and service quality. Some of these major providers are expanding their service capacities. In addition, approximately 10 small and medium-sized data centers provide IDC services similar to ours.

Licenses
NSP License
     Under the Korean Telecommunications Business Law (Law No. 4394 of August 10, 1991, as amended), the telecommunications services that Network Service Providers, or NSPs, which are facilities-based telecommunications service providers, may provide are restricted to those for which it has received a license from the MIC. To date, we have received the following types of NSP licenses from the MIC. In October 1997, we received our perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. The founding shareholders of our company paid a one-time fee of Won 45.0 billion for such license. In August 1999, we obtained a perpetual license to provide domestic leased line services, for which we paid a one-time fee of Won 1.9 billion. In February 2000, we obtained a perpetual license to provide value-added telephone services relating to long distance telephone services and international telephone services, for which we paid one-time fees of Won 0.3 billion and Won 0.1 billion, respectively. In August 2000, we obtained a perpetual license to provide international leased line services for which we paid a one-time fee of Won 0.2 billion. In January 2003, we obtained a perpetual license to provide long distance telephony services, including inter-city and international services. Additionally, in October 2004, we obtained a perpetual license to provide broadband services as a result of recent amendments to the enforcement regulations of the Telecommunications Business Law. In July 2005, we obtained a perpetual license to provide 070 Internet telephony services. Our licenses to provide such NSP services are subject to satisfaction of certain terms and conditions, including the following:
•	The licenses require us to make annual contributions to the Information Promotion Fund for the purpose of research and development pursuant to the Telecommunications Business Law. Only the NSPs whose total broadband, voice and leased line services revenue amount for the preceding year was more than Won 30.0 billion (provided that broadband revenue will only be counted towards this threshold from 2005 onwards), and that realized a net profit in the preceding year, are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total broadband, voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. In the case of a dominant operator, the amount is 0.75% of such revenue. The “net profit” which the MIC will use in its determination of the amount of our contribution is calculated using MIC accounting standards which differ in certain respects from Korean GAAP.

•	We must comply with the business plan submitted to the MIC in all material respects. If necessary, the business plan may be revised in accordance with the procedures set out in the “Guidelines for Handling of Change of Business Plan of Network Service Provider.” The initial service fee must be in compliance with the business plan. We must report to the MIC the general terms (including the service fee of each service) together with supporting documentation.
     We are not required to pay any fees to the Government in connection with its approval of us as an NSP.
SSP License
     In June 1998, we also registered as a Specific Service Provider, or SSP. This registration is for an indefinite term. As an SSP, we are permitted to provide the following services:
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
     Our registration as an SSP requires that, prior to the commencement of commercial operations, we submit to the MIC detailed information on the location of our principal facilities and the structure of our network.
     We are not required to pay any fees to the Government in connection with our registration as an SSP.
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
     International Common Carrier Authorization in the United States. In July 2000, hanarotelecom America, our U.S. subsidiary, obtained a Section 214 authorization from the U.S. Federal Communications Commission. This authorization authorizes hanarotelecom America to operate as a facilities-based international common carrier and to resell the international services of authorized U.S. common carriers. On December 15, 2004, we filed an application for the liquidation of hanarotelecom America with the U.S. state and federal authorities. Upon liquidation, we will cease to have this authorization and our international common carrier services will be provided through DVS, with which we have entered into an alliance agreement.
Interconnection
     We have entered into interconnection agreements that allow for interconnection of our telecommunications facilities and those of other telecommunications operators. These interconnection agreements allow our customers to connect to the networks of other telecommunications operators and receive telecommunications services, such as local, long distance and international call, Internet telephony, cellular phone call, personal communication and Internet access services, through our network. Pursuant to the Telecommunications Business Law, a telecommunications service provider is required to enter into interconnection arrangements with any other telecommunications service provider that requests interconnection. In the event a dispute arises between interconnecting parties, the Communications Commission is to act as the arbitrator. In addition, the MIC issues guidelines regarding interconnection. The guidelines generally require that interconnection charges be based on the rates set by the MIC after examining the costs to regulated operators, such as KT and mobile service operators (such as SK Telecom,

KT Freetel Co., Ltd. and LG Telecom Co., Ltd.), of carrying a call. The regulated operators are required to calculate such costs every other year. The MIC determines the interconnection rate after the MIC reviews the cost of KT and mobile phone service providers every other year. In July 2004, the MIC determined, for the 2004 to 2005 period, that the fixed line interconnection rate be increased from Won 11.3 to Won 16.2 per 60 seconds and no interconnection fee be charged for a certain portion of the land-to-land telephone calls switched between the networks of hanarotelecom and KT.
     We have entered into interconnection agreements with all major telecommunications service providers in Korea. The chart below sets forth the type and name of service providers with which we have such agreements:

Type	Name of Providers
Local	KT; Dacom
Domestic long distance	KT; Dacom; Onse Telecom; SK Telink
International	KT; Dacom; Onse Telecom; SK Telink
Internet telephony	KT; Dacom; SK Telink; SK Networks; Dreamline
Cellular	SK Telecom
Internet access(1)	KT; Dacom; Onse Telecom; SK Networks; Dreamline; EPN
Personal communication service providers	KT Freetel Co., Ltd.; LG Telecom Co., Ltd.

     (1) We will enter into an interconnection agreement for Internet access with Powercomm in the near future.
Korean Telecommunications Laws and Regulations
Overview
     Korea’s telecommunications industry is subject to comprehensive regulation by the MIC pursuant to, among others, provisions of the Telecommunications Basic Law, the Telecommunications Business Law and the Radiowave Act (Law No. 6197 of January 21 2000, as amended) (collectively, and including subordinate regulations promulgated thereunder, the “Telecommunications Laws”). In addition to the Telecommunications Laws, industry participants are subject to other telecommunications regulations and regulations under various laws of general application. The Telecommunications Laws empower the MIC to regulate and supervise, among other things, entry into the telecommunications industry, allocation of radio spectrum, the scope of permissible business of telecommunications service providers, technologies used by telecommunications service providers, rate-setting, deposit requirements, the focus and budget of research and development, user protection and interconnection and facilities sharing between telecommunications service providers. In addition, the MIC is in charge of and responsible for informatization, information and communications industry, telecommunications services, radio and broadcasting, postal service and postal finance.
Telecommunications Laws
     Under the Telecommunications Basic Law and the Telecommunications Business Law, telecommunications service providers are currently classified into three categories: NSPs, SSPs and Value-added Service Providers, or VSPs. We are classified as an NSP and also registered as an SSP. An NSP provides specified types of telecommunications services as stipulated under the Telecommunications Business Law (“Network Services”) and as licensed by the MIC, in most cases with its own telecommunications networks and related facilities. As an NSP, we have licenses to provide local telephony services, 070 Internet telephony services, long distance and international telephony services, leased line services (domestic and international) and Internet access services. These licenses are for indefinite terms.
     Network services to be provided by an NSP include local, long distance and international telephone services, subscribed telegraph services, leased line services, services through allocated radio frequencies (including cellular communications services, paging services, PCS services, IMT-2000 services and trunked radio system services), Internet access services and such other services as designated by the MIC (including certain VoIP services). VSPs provide telecommunications services other than those services specified for NSPs, such as data communications using facilities leased from an NSP following notification to the MIC. The newest category of service providers, the SSPs, is intended to occupy a middle ground between NSPs and VSPs. The Telecommunications Business Law provides that there are three types of SSP licenses as follows:
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
Ownership Restrictions
     Under the current Telecommunications Basic Law and the Telecommunications Business Law, an NSP, such as hanarotelecom, must be an entity incorporated in Korea (other than the Government and any municipal government) in order to qualify for a license from the MIC. In addition, the Telecommunications Laws restrict the ownership of NSPs by certain shareholders. Ownership interests in NSPs are subject to the following ownership restrictions:
•	a foreign government or a foreigner may not own more than 49.0% of the aggregate number of the entity’s issued and outstanding voting shares, including stock-equivalents and investment securities having voting powers such as depositary receipts. For this purpose, an entity whose voting shares are held by a foreigner or a foreign government that, together with specially-related parties, is the largest shareholder and holds 15.0% or more of the total number of voting shares issued and outstanding, is also deemed a “foreigner”; provided, that if such entity owned by a foreigner or a foreign government holds less than 1.0% shares in the relevant NSP, it is not regarded as a “foreigner.” In the event a foreign government or a foreigner owns shares in excess of the shareholding restriction, the holders of shares in excess of such limitations cannot exercise the voting rights with respect to the shares exceeding such limitations, and the MIC may require the “foreigner” who has acquired shares in violation of such restriction, the violating NSP or the shareholder of the violating foreign entity to take corrective measures to comply with such restriction within a grace period of six months. The MIC may also impose on a non-compliant violator a mandatory performance fee within 3/1000th of the purchase price of the share per day (or up to Won 0.1 billion for cases that do not relate to shareholding); and

•	under the Telecommunications Business Law, if an NSP that is subject to mandatory interconnection requirement (currently, KT and SK Telecom), together with specially related person(s), acquire shares in another NSP, which is subject to a mandatory interconnection requirement, in excess of 5%, the acquiring NSP cannot exercise the voting rights with respect to the shares exceeding such limitation, subject to certain exceptions.
     Under the Telecommunications Business Law, the MIC may review whether any investment in, or change in the control or business management of, an NSP by means of any of the following transactions impairs national security, public interest, or social order:
•	owning 15% or more of total outstanding shares of the NSP in concert with specially-related person(s);

•	a change in the largest shareholder of the NSP;

•	the NSP or its shareholder entering into an agreement with a foreign government or a foreigner on important business management matters, such as the appointment of representative directors or officers of the NSP, the transfer of the NSP’s business or engaging in a new Network Service by the NSP; or

•	an agreement by shareholders of the NSP (none of which is the largest shareholder) to exercise their voting rights in concert so that there is a de facto change in the management of the NSP.
If any of the above events occur with respect to the NSP, the NSP or the shareholder of the NSP is required to report to the MIC within seven days of the occurrence of such event.
     In its implementing regulations, the MIC designated KT and SK Telecom (both currently designated as dominant operators) as the carriers subject to the foregoing rules and the MIC will set up a Public Interest Review Committee to implement the foregoing. If the MIC finds a violation, it may order an amendment or suspension of the relevant contract, suspension of the voting rights or the sale of shares. The MIC may also impose on a non-compliant violator a mandatory performance fee of up to 3/1000th of the purchase price of the share per day (or up to Won 0.1 billion for cases that do not relate to shareholding).
Authority of the MIC and the Communications Commission
     The MIC has the authority to require NSPs, as a condition to granting the license, to contribute towards the Informatization Promotion Fund, a government-managed fund for national research and development of telecommunications technology and related projects, pursuant to the License Application Guidelines, a notification issued by the MIC. Currently, we are required to contribute 0.5% of the total annual service revenues derived from our voice and leased line and broadband services which are classified as facility-based telecom services in the event that we have net income for the preceding year. The “net profit” which the MIC will use in its determination of the amount of our contribution is calculated using MIC accounting standards which differ in certain respects from Korean GAAP.
     The MIC may revoke an NSP’s license. The grounds for revocation include fraud in obtaining the license, failure to perform the conditions imposed by the MIC upon issuance of the NSP license, failure to comply with any corrective order issued by the MIC in connection with non-compliance with foreign shareholding restrictions, failure to commence business within the time period designated by the MIC, failure to abide by the standard terms and conditions for the services either reported to or approved by the MIC and failure to comply with the Telecommunications Laws, the Act on Information Communication Network Promotion and Information Protection, the Informatization Promotion Law or any order issued under such laws. If an NSP wants to cease its business (or any part of it) or dissolve, such NSP must obtain MIC approval. In addition, instead of suspending its license, the MIC may impose fines against such telecommunications service provider, subject to certain exceptions, of up to 3.0% of the entity’s average sales revenues generated from the service in violation of such regulation during the three years preceding such violation.
     The Communications Commission also has the authority to monitor unfair business practices as specified in the Telecommunications Business Law by telecommunications service providers in accordance with the Telecommunications Business Law. If an NSP or any telecommunications service provider engages in such activities, the Communications Commission may order such telecommunications service provider to take certain actions, including (1) separating the internal organization of telecommunications service provider, (2) changing its internal accounting regulations, (3) disclosing certain information regarding the services, (4) executing, performing or amending an agreement between telecommunications service providers, (5) changing its articles of incorporation, or the standard terms and conditions of services, (6) discontinuing violation of the law, (7) making a public announcement of the fact that a corrective order was issued, (8) taking measures necessary for the rectification of any violation, such as the removal of telecommunications facilities which gave rise to the violation, and (9) other actions specified in the Presidential Enforcement Decree. In addition, if the Communications Commission finds that a service provider has conducted unfair business activities, including the implementation of a pricing structure that restricts fair competition or that is against the interests of service users, it may order the service provider to take corrective measures or impose an administrative fine of up to 3.0% of the service provider’s average annual revenues for the three years preceding the violation.
     Under the Telecommunications Business Law, telecommunications service providers may request other service providers to interconnect to their networks for the purpose of offering other services. Telecommunications service providers may not, without any justifiable reason, refuse to enter into such interconnection agreements with other telecommunications service providers requesting such interconnection. In the event an agreement between the service providers is not reached within 90 days, either service provider becomes entitled to file an application for mediation before the Communications Commission. We have entered into interconnection arrangements with most major service providers in Korea, including KT, Dacom, Onse Telecom and other NSPs, and expect that we will enter into more interconnection agreements as additional licenses for telecommunications services are issued.
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
     In June 2005, the MIC designated KT as a dominant market operator for the market, taking into account KT’s market share exceeding 50%.
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
Bundling of Services
     The Presidential Enforcement Decree of the Telecommunications Business Law currently prohibits any telecommunications service provider from offering bundled sales of telecommunications services or products that the MIC determines to be adverse to consumer interests. In making this determination, the MIC may weigh the advantages of cost-savings or increased convenience for the consumers as a result of bundling against the disadvantages of any anti-competitive effects of bundling. According to the Decree, commencing in March 2007, only NSPs (including us), but not non-NSP service providers, will be subject to such review by the MIC and potential bundling prohibitions pursuant to this Decree.
Other Laws
     Companies that operate network facilities for cable TV transmission are required to register with the MIC under the Broadcasting Act (Law No. 6139 of January 12, 2000, as amended). We are registered as a service provider under this statute. However, as an NSP, we are not currently permitted to provide broadcasting services under certain other laws and regulations, including the Broadcasting Act.
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
Monopoly Regulation and Fair Trade
     If we are deemed a market-dominating business entity, we may be subject to certain regulations under the Monopoly Regulation and Fair Trade Act. In determining whether an entity is a market-dominating business, the FTC reviews the entity’s market share, the existence and severity of barriers to entry to the market concerned, the relative size of the entity’s competitors and other factors.
     In the case of abusive business practices by a market-dominating business entity, the FTC may order such entity to cease and desist from such business practices, publicly announce that it has engaged in abusive business practices and/or take other corrective measures it deems fit. The FTC may also impose fines of up to 3% of the entity’s average sales revenues during the three years preceding the violation. In addition, a violation of the Monopoly Regulation and Fair Trade Act can bring about criminal sanctions. The violating entity may be fined up to Won 0.2 billion or its representative(s) may receive sentences of imprisonment of up to three years, although imprisonment is rarely, if ever, imposed.
     Under the Monopoly Regulation and Fair Trade Law, a service provider that is found guilty of horizontal collusion with other providers may be subject to fines of up to 10% of the total revenues derived from the collusion.
Intellectual Property
     As of May 31, 2006, we held 146 registered trademarks, 89 program copyrights, 40 registered patents and two registered industrial design rights in Korea. As of May 31, 2006, we also had 5 trademark applications and 467 patent applications (which includes 143 international applications under the Patent Co-operation Treaty) pending at the Korea Industrial Property Office. While we consider all of our intellectual property to be important, we do not consider any one or group of patents, trademarks or industrial design rights to be so important that their expiration or termination would materially affect our business.
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
     The following table lists information concerning the significant subsidiaries and affiliates of hanarotelecom:

		Percentage of
		Ownership and
		Voting Interest
		held by
	Jurisdiction of	hanarotelecom as of
Name	Incorporation	May 31, 2006
Hanaro Realty Development & Management Co., Ltd	Korea	99.99%
Hanaro T&I	Korea	99.99
Hanaro Dream(1)	Korea	57.02
Hanaromedia(2)	Korea	65.00

(1)	In July 2004, we purchased 57.02% of Hanaro Dream’s total issued and outstanding shares from Dreamline and other major shareholders of Hanaro Dream.

(2)	On March 13, 2006, we purchased shares of CelrunTV for Won 5.5 billion , and on May 2, 2006, acquired additional shares of CelrunTV for Won 6.5 billion. CelrunTV changed its name to hanaromedia, Inc.
     We sold all of our shareholdings in two of our previous affiliates, Hanaro WEB(n)TV Co., Ltd. and Mediaholdings Co., Ltd. to the Joong-Ang MSO in March 2005. In addition, in December 2004, we completed the liquidation of our previous affiliate, hanarotelecom America.
     Also, we completed integration of Thrunet on January 1, 2006 and acquisition of CelrunTV on March 13, 2006. CelrunTV changed its name to hanaromedia, Inc. and became an affiliated company of hanarotelecom as of May 3, 2006.
D. Property, Plants and Equipment
Facilities
     Our principal fixed assets consist of transmission facilities and telecommunications equipment and information centers located throughout Korea. We own two central telecommunications centers in Seoul, for the purposes of managing our nationwide network. The area of each such center is approximately 15,000 square meters. We also own four regional telecommunications centers in Busan, Taegu, Kwang-ju and Taejeon, to manage the networks in those regions. The area in square meters of such centers is approximately 5,900, 6,900, 8,400 and 4,300, respectively. Those centers are equipped with exchange and transmission equipments.
     We also have 34 exchange offices equipped with exchange equipments in 20 cities including Seoul, Busan, Taegu, Taejeon and Kwang-ju. We own 31 of those offices and lease the remaining three offices. We also have 38 transmission offices equipped with transmission equipments in 23 cities including Seoul, Busan, Taegu, Taejeon and Kwang-ju. We own 33 of those offices and lease the remaining 5 offices.
     We lease our head office located in the Asia One Building in Yeongdeungpo-gu, Seoul.
     Of the net book value of our total plant, property and equipment as of March 31, 2006 (excluding construction in progress), transmission facilities and telecommunications equipment represented 87.7%, buildings and real property represented 11.3% and other assets represented 0.9%. As of March 31, 2006, our fiber optic network consisted of 33,412 kilometers of owned and leased lines.

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
Backbone Network
     Our high-speed broadband Internet access services and our telephony services are currently provided over our fiber optic backbone network and last-mile connections consisting of 20,258 kilometers of owned and 9,487 kilometers of leased fiber optic cable. Through the merger with Thrunet, we have been able to significantly increase our owned or leased fiber optic cables. Our backbone network is a WDM-based ring type backbone with duplicate routers to ensure high system reliability. We utilize advanced switches and other technologies in our backbone network to ensure high quality and fast transmission. Our system utilizes technologies that offer the following advantages over traditional networks:
     Deployment of Gigabit IP Network over WDM Backbone Systems. Our data network utilizes Gigabit IP routers over 800 Gbps and 40 Gbps wavelength division multiplex, or WDM, systems, which offer greater transmission speed capability than traditional backbone network. The maximum transmission speed currently is 10 Gbps. We also deploy ATM switches which aggregate ADSL and dedicated access lines.
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
     We have our own POP facilities in Palo Alto and Los Angeles in the United States and in London, United Kingdom. Our backbone network has direct links of 10 Gbps to these POP facilities in the United States and the United Kingdom via our own cable capacity and leased circuit. In addition, we are working with all Korean Internet exchanges and major ISPs for domestic Internet interconnection, including DACOM IX, Korea-Internet Neutral Exchange and KT-IX.
     We have the right to use the following international leased lines on various submarine cables connecting the United States, Asia and certain parts of Europe until the end of the economically useful life of such cables.

		Bandwidth Capacity
Connecting Points	Providers	Quantity	Acquisition Cost
			(billions of Won or
			millions of U.S. dollars)
Korea — US	Iljin C2C Ltd.; Onse Telecom; Asia	30 x STM-1	$49
	Global Crossing; Dacom Crossing;	6 x STM-4
	Flag Telecom; Dacom
Korea — Japan	Iljin C2C; Teleglobe Dacom;	14 x STM-1	$19.8
	Teleglobe Onse Telecom	1 x E-1
Korea — Hong Kong	Onse Telecom	19,158km	$1.2
	HGC		$2.5
Japan — US	Teleglobe; Metromedia Fiber Network	3 x STM-1	$1.3
Japan — US	Cable Network	2 x STM-1	$5.8
Korea — Vietnam	Dacom	2 x Half E-1	Won0.2
Korea — Belgium	Dacom	2 x Half E-1	Won0.2
Korea — Singapore	Iljin C2C	1 x Half STM-1	$0.4
Korea — China	Enterprise Networks	1 x Half STM-1	$1.0
US — UK	France Telecom; British Telecom;	4 x STM-1	$0.9
	Onse Telecom; FLAG Telecom	1 x DS-3
		1 x STM-4

(1)	Each STM-1 represents a bandwidth capacity of 155 Mbps.

(2)	Each E-1 represents a bandwidth capacity of 2 Mbps.

(3)	Each STM-4 represents a bandwidth capacity of 622 Mbps.
     In addition, we have agreements with foreign ISPs, such as Level3, Verio, AboveNet Communications, Inc., AT&T and Teleglobe, for global Internet Protocol transit services.
     Our backbone network has been deployed in 83 cities and 58 districts, including Seoul, Busan, Inchon, Taegu and Ulsan. Each of the ten local loops is interconnected by 800 Gbps and 40 Gbps WDM backbone networks.
     We have expanded our voice network to 52 cities for PSTN and VoIP services. PSTN is in service in 32 cities and districts, and VoIP in 52 cities and 4 districts. After taking into account the overlapping coverage areas between the two services, our voice services are available in 52 cities and 4 districts in total.
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
     Ethernet (LAN). In August 2001, we introduced the “e-Valley” service, which connect subscribers to a remote router in each apartment complex via a LAN cable instead of copper wire. The remote router is, in turn, connected to our backbone network through fiber optic cable. Our fiber optic LAN service operates at a maximum speed of 100 Mbps. As of March 31, 2006, we were providing e-Valley service to 2,612 apartment complexes.

     Internet Direct service. Large corporate subscribers often find dedicated line service to be the most cost effective means of securing high-speed data transmission capability. Our dedicated line service, which we call “Internet Direct” service, is provided through our ATM-based network and Gigabit routers at maximum speeds of up to 10 Gbps.
     Hybrid Fiber Coaxial
     We currently provide our cable modem high-speed Internet access through hybrid fiber coaxial connections in 118 service areas. These HFC connection services are provided over our own cable network in 50 service areas, Powercomm’s cable network in 62 service areas and other cable television network system operators’ cable networks in 55 areas. The approximate number of homes within these areas is 9.6 million.
     We have agreements with 80 (including 50 Ros and 30 SOs) cable television network system operators in 55 service areas as of March 31, 2006. Each of these cable television network system operators is responsible for maintaining subscriber lines and subscriber relationships within its service area. The cable television network system operators in the service areas in which we own a network also provide cable television services to subscribers. Most of the agreements are for three to five year terms that are automatically renewed absent termination by either party.
     The head-end of each system operator is connected to our regional data center at a maximum speed of 1 Gbps, either through self-constructed fiber optic lines or through lines leased from other telecommunications companies. We currently provide services using HFC lines at a maximum speed of ten Mbps downstream and 600—700 Kbps upstream. As of March 31, 2006, our HFC cable network covered 9,566,946 households and 2,136,077 subscribers were provided with our services through HFC connections. As of March 31, 2006, our network was connected to 3,509 (including Thrunet’s network) cells through HFC connections.
     Wireless Connections
     We also provide the use of wireless last-mile connections to our fiber optic network using BWLL and WLAN technologies. WLAN connection equipment and infrastructure are easier and quicker to install than wire-line connections to our backbone network.
     Services using B-WLL are transmitted at a maximum speed of 8 Mbps. As of December 31,2005, our network was connected to 630 buildings through B-WLL connections. The number of buildings connected to our B-WLL decreased because of a subscriber decrease. Our WLAN services allow Internet access through mobile devices equipped with a LAN card for users within the coverage of our access points. Internet access services using WLAN are transmitted at a maximum speed of 11 Mbps. We currently provide WLAN services in approximately 189 access point areas across Korea, including high traffic areas such as hotels, subway stations, shopping malls, colleges and fast food stores.
Item 4A. Unresolved Staff Comments.
     Not applicable.
Item 5. Operating and Financial Review and Prospects.
     The following discussion is based on information derived from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with Korean GAAP, which differ in significant respects from U.S. GAAP. Our consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 have been reconciled to U.S. GAAP (see note 28 to our consolidated financial statements included in this Annual Report). The following discussion also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under “Item 3.D. Risk Factors” and elsewhere in this document. You should read the following discussion together with our audited consolidated financial statements and the related notes for the years ended December 31, 2003, 2004 and 2005, included in this Annual Report.
A. Operating Results
Overview
     We offer high-speed broadband Internet access, voice, leased line and IDC services in Korea. We are the second largest provider of broadband Internet access in Korea and our network covers approximately 80.6% of households in Korea as of April 30, 2006. We offer broadband Internet access service utilizing DSL technology, cable modem technology, B-WLL and WLAN. Our voice service comprises local, domestic long distance, international long distance and VoIP services. We also provide leased line services and operate an Internet data center for corporate customers.
     The following table indicates the percentage of revenue for the several segments of our operations:

	Year Ended December 31,
	2004	2005
Revenue:
Broadband	68.0%	67.6%
Voice	20.1	23.6
Leased Line	2.7	2.8
Others	9.2	6.0

Total	100.0%	100.0%

     Our broadband Internet access business has been our largest business segment and has contributed the vast majority of our operating income to date. Our market share of Korean broadband Internet access subscribers was 22.7% as of December 31, 2005, but as a result of our merger with Thrunet on January 1, 2006, our market share increased to 28.5% as of April 30, 2006. We provide broadband Internet access through DSL services utilizing our fiber optic network, through cable modem access technology, and through wireless access via B-WLL and WLAN. As of April 30, 2006, we had a 6.9% share of the local telephony market in Korea, KT, the dominant operator in the local telephony market, had a 92.9% market share and Dacom, which commenced its commercial local telephony services in January 2005, had a 0.2% market share.
     Our broadband Internet access services are provided over our fiber optic backbone network and last-mile connections, consisting of 20,258 kilometers of owned and 9,487 kilometers of leased fiber optic cable as of April 30, 2006. In order to maintain the customer base and achieve the targeted synergies following the merger with Thrunet, we have focused on increasing the portion of our owned access network and, as of April 30, 2006, have shifted approximately 460,000 subscribers, who were previously connected through leased last-mile connections, to our owned network.
     In December 2004, we commenced providing VoIP services as part of our local telephony service offerings. We have recently focused on marketing our VoIP services to the new customer base acquired through our merger with Thrunet. As a result of such efforts, the number of local telephony service lines as of December 31, 2005 increased by 107,844 compared to December 31, 2004, including an increase of 83,526 in VoIP lines. At the end of 2005, however, we elected to modify the method in accounting for the number of local telephony service lines from the number of telephone numbers to the number of billing accounts, which reduced the number of service lines by approximately 40,000.
     The competitive environment in the industry in which we operate has intensified as Powercomm began to provide retail broadband Internet access service from September 2005 and launched aggressive marketing campaigns to acquire subscribers. We expect competition may continue to intensify in the future, and may need to increase our marketing expenses to retain our customer base. In that case, our operating income may be adversely affected.
Significant Factors Affecting Our Results of Operations
     Factors Directly Affecting Revenues
     Our service revenues are driven primarily by subscriber growth and retention, usage and prices charged for the services we offer.
     Subscriber Growth
     Broadband. During our first several years of operation from 1999 to 2002, our results in the broadband Internet access area were driven by rapid growth in number of subscribers for these services. The compound average growth rate in broadband subscribers during this period was 204%. Since that time, our rate of broadband subscriber growth has slowed. The broadband penetration rate in Korea is among the highest in the world; according to data derived from the MIC, the broadband penetration rate (as a percentage of Korean households with broadband Internet access) was 77% as of December 31, 2005. The relatively high level of penetration suggests a more moderate growth trend going forward. Our revenue growth in this area in the future will depend on retaining our existing customers as well as the customers acquired through our merger with Thrunet, and on increasing the usage of our services through adding or improving value-added services.
     Voice. Voice subscriber growth has increased significantly in 2004 due to the regulatory change permitting fixed-line number portability and our consequent marketing efforts. Although the growth rate has decreased, the overall increase in the number of voice subscribers continued in 2005. We believe the new customer base acquired through our merger with Thrunet will offer us additional opportunities to market our bundled broadband Internet access and voice services and increase our voice subscribers.
     Revenue per Subscriber
     Our revenue per subscriber of broadband services has declined over the past several years. The primary factors contributing to this trend are (1) revenue levels among long-term subscribers declining slightly due to the impact of discounts provided in connection with such customers shifting into longer term (one year or longer) contracts, (2) slower increases in numbers of subscribers yielding fewer installation and connection charges than in years of rapidly increasing subscriber bases and (3) the increasing proportion of subscribers who are exempt from modem rental fees after using our services over three years. Our average revenue per subscriber in voice services decreased though 2004 due to rapid growth in the total number of subscribers and the larger proportion of lower usage subscribers. In 2005, however, average revenue per subscriber began to recover mainly due to an increase in the number of subscribers using our voice services as their primary phone service.
     Competition and Pricing
     Since our inception, we have been operating in a competitive environment featuring a dominant operator, KT, with a majority or significantly greater market share in both the broadband Internet access market (49.9% versus our 28.5% share as of April 30, 2006, according to the MIC) and the local telephony market (92.9% versus our 6.9% share as of April 30, 2006, according to the MIC). KT has significantly greater financial resources than we do, and has been aggressively upgrading its broadband offerings in the past year. In the broadband Internet access market, in addition to KT, we face competition from Powercomm, which began to provide retail broadband Internet access service from September 2005, Onse Telecom Co., Ltd. and a variety of cable service operators. As a result, pricing competition in our market is likely to continue to be intense and our ability to implement price increases or to avoid price decreases may be limited. In the local telephony market, although KT is constrained in its pricing flexibility by its “dominant operator” status (see “—Significant Factors Affecting Our Results of Operations—Extensive

Governmental Regulation”), we are effectively constrained in our ability to increase prices by KT’s dominant position.
     Customer Churn
     Managing our customer churn is a significant business objective. Customer churn is a measure of the number of customers who stop using our services. We continue to focus on improving our customer services and enhancing and expanding our service offerings to existing customers in an effort to manage our customer churn rate. We have implemented quality improvements such as increasing broadband Internet access speed and expanding the coverage of fiber optic LAN service, which offers Internet access transmission speeds of up to 100 Mbps, in apartment complexes. In addition, we have promoted conversion of non-contract subscribers to contract subscribers and are developing differential customer management programs such as customer relationship management, commonly referred to as “CRM,” a data analysis program designed to capture more customer usage data and enable us to tailor packages, features and promotions to customers’ preferences. Our average monthly churn rate increased slightly to 1.8% for 2005 from 1.7% for 2004 as a result of increased competition following our merger with Thrunet and the launch of retail broadband Internet access service by Powercomm in September 2005. Our average monthly churn rate for the first quarter of 2006 stabilized at around 2.55% compared to the average monthly churn rate of 2.8% on a simple combined basis for us and Thrunet.
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
     Among the centerpieces of the MIC’s regulatory regime is its monitoring and control of pricing policies. KT has been designated as the “dominant operator” of local telephony services in Korea. The MIC has the authority to review and reject pricing proposals by the dominant operator. Thus, we believe the potential market power of KT, at least as it relates to pricing, is restrained. In June 2005, the MIC designated KT as the dominant operator in the broadband Internet access market. Although our market share has increased to 28.5% as of April 30, 2005 through our merger with Thrunet, we do not believe we will be designated as the dominant operator given our small market share compared to that of KT. The nature and content of new regulations will continue to affect our operations. See also “Item 4.B. Business Overview—Korean Telecommunications Laws and Regulations,” “Item 4.B. Business Overview—Recent Acquisitions and New Services” and “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The Government has had, and continues to have, significant control and influence over the development of the telecommunications industry in Korea.”
     Rapid Technological Change
     The telecommunications industry is subject to rapid and ongoing technological change. Due to the rapidly changing technological capabilities necessary to remain competitive, we may be required to incur substantial capital expenditures to meet these requirements. The convergence of various technologies competing to provide similar or related services may also dictate technological change and attendant expenditure (if, for example, one technology offers a combination of benefits that prove more attractive to subscribers than our then-current technology). See “Item 3.D. Risk Factors—Risks Related to the Telecommunications Industry and Our Business—The telecommunications industry is capital intensive and subject to rapid changes in technology.”
Critical Accounting Estimates and Judgments
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
     Estimated useful lives of property and equipment
     The useful lives are estimated at the time the asset is acquired and are based on historical experience with similar assets, as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation expense in future periods. Alternatively, these types of technological changes could result in the recognition of an impairment charge to reflect the write-down in value of the asset. We review these types of assets for impairment annually, or when events or circumstances indicate that the carrying amount may not be recoverable over the remaining lives of the assets.
     We changed the useful lives of certain types of tangible assets, effective from January 1, 2004, to more accurately reflect our own experience as well as the rapidity of technological change in the telecommunications industry. These changes increased our depreciation expense by Won 8.0 million for the fiscal year ended December 31, 2004. The changes in estimated useful lives were:

	Previous useful lives	Revised useful lives

Buildings and structures.	50 years	40 years
Machinery (duct lines).	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other.	5-8 years	4 years
     In addition, after a review by management of equipment values in 2004, we determined that certain equipment had become obsolete or had significantly deteriorated and wrote off Won 20.7 billion of such equipment in 2004. As a result of a further review by management, we have written off Won 60.6 billion of equipment in 2005.
     Impairment of investments in non-listed equity securities
     We have investments in non-listed equity securities that are stated at acquisition cost. If we determine that a decline in the net asset value below the book value of an investee is temporary and recoverable, such unrecognized valuation loss is not reflected as a reduction of shareholders’ equity. If the net asset value of an investee declines compared to the acquisition cost and is not expected to recover, the carrying value of the non-listed equity security is adjusted to the net asset value, with the resulting valuation loss charged to current operations. As part of this evaluation, we consider the investee’s results of operations, the investee’s performance forecast and general market conditions. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

     Impairment of goodwill
     We record the excess of acquisition cost over the fair value of net identifiable assets acquired that are related to entities being consolidated as goodwill, which is amortized on a straight-line base over its estimated economic useful life.
     We review goodwill for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. In addition, we evaluate our goodwill for impairment each year as part of our annual forecasting process. An impairment loss will be recognized when the carrying amount of goodwill exceeds estimated discounted future cash flows expected from the entities that are being consolidated and its eventual disposition is less than its carrying amount. As a result of an impairment test, we have impaired Won 79.6 billion of intangibles (including goodwill) in 2005.
U.S. GAAP Reconciliation
     In 2004, we recorded net income of Won 14.8 billion under U.S. GAAP compared to net income of Won 13.0 billion under Korean GAAP, primarily because of the different accounting treatment of development costs, interest capitalization and amortization of goodwill and other GAAP differences. In 2005, we recorded a net loss of Won 203.2 billion under U.S. GAAP compared to a net loss of Won 209.3 billion under Korean GAAP, primarily because of the different accounting treatment of development costs, interest capitalization and amortization of goodwill.
     Shareholders’ equity under U.S. GAAP is higher than that under Korean GAAP by Won 23.7 billion and Won 28.7 billion at December 31, 2004 and 2005, respectively, primarily as a result of:
     — the difference in the treatment of licensing costs;
     — the difference in the treatment of interest capitalization;
     — the difference in the treatment of loans to employees;
     — the difference in the treatment of development costs; and
     — the difference in the treatment of goodwill.
     Earnings per share under U.S. GAAP was higher than earnings per share under Korean GAAP for 2004 by Won 36 and loss per share under U.S. GAAP was higher than loss per share under Korean GAAP for 2005 by Won 426 because the calculation of earnings per share under U.S. GAAP reflects the effect of the reverse stock split that took place on May 3, 2006.
Results of Operations
     Year ended December 31, 2005 compared to year ended December 31, 2004
     Operating Revenues
     Our total revenue for the year ended December 31, 2005 was Won 1,589.3 billion, an increase of Won 139.7 billion, compared to total revenue of Won 1,449.6 billion in 2004. The increase in total revenue in 2005 was primarily due to a Won 89.0 billion increase in broadband revenue attributable to Thrunet after the acquisition, and a Won 84.1 billion increase in voice revenue from Won 291.2 billion in 2004 to Won 375.3 billion in 2005.
     The following table provides revenue data for the several segments of our operations:

	Year Ended December 31,
	2004		2005
Revenue:	(billions of Won)
Broadband	Won	985.4	Won	1,074.4
Voice		291.2		375.3
Leased Line		39.8		44.3
Others		133.2		95.5

Total	Won	1,449.6	Won	1,589.3

     Broadband revenues for 2005 increased by Won 89.0 billion compared to Won 985.4 billion in 2004. The increase is primarily attributable to additional revenues from Thrunet of Won 145.4 billion after the acquisition. Without the positive effect attributable to Thrunet, our broadband revenues decreased from Won 985.4 billion in 2004 to 937.9 billion in 2005 as a result of increased competition following our acquisition of Thrunet and the launch of Powercomm’s services.
     Voice revenues increased primarily due to (1) the continued growth in voice subscribers, (2) the re-categorization of revenues relating to VoIP services into voice revenues from other revenues in accordance with the MIC policy announced in December 2004, and (3) the effect of recognizing a full year of revenues from our domestic long distance telephony services and international long distance telephony services, which were commercially launched in July 2004.
     Other revenues for 2005 decreased to Won 95.5 billion compared to Won 133.2 billion for 2004. The decrease was primarily due to the re-categorization of revenues relating to VoIP services into voice revenues from other revenues.
     Operating Expenses
     Our total operating expenses for the fiscal year ended December 31, 2005 were Won 1,550.8 billion, an increase of Won 215.2 billion, compared to total operating expenses of Won 1,335.6 billion in 2004.
     The following table presents significant accounts of operating expenses:

	Year Ended December 31,
	2004		2005
	(billions of Won)
Salaries and wages	Won	103.0	Won	122.8
Provision for severance indemnities		14.1		14.9
Welfare		25.0		26.0
Rent		6.1		9.3
Taxes and dues		7.4		8.2
Depreciation		442.3		498.1
Advertising		39.5		30.1
Ordinary research and development cost		4.0		4.4
Utilities		22.0		26.8
Telecommunication equipment lease expenses		140.8		164.4
Bad debt		29.9		19.1
Maintenance		51.5		59.3
Selling expenses		6.8		10.8
Sales commissions		178.4		249.7
Interconnection charges		142.0		164.7
Commissions		68.5		84.6
Outsourcing services		24.7		30.8
Other		29.7		26.7

Total	Won	1,335.6	Won	1,550.8

     The increase in operating expenses in 2005 was primarily due to increases of Won 71.4 billion in sales commissions, Won 55.8 billion in depreciation and Won 23.6 billion in telecommunications equipment lease expenses. Our acquisition of Thrunet increased operating expenses by Won 151.2 billion, including increases in sales commissions, depreciation and telecommunications equipment lease expenses of Won 45.7 billion, Won 33.5 billion and Won 38.3 billion, respectively. In addition, our sales commissions increased as we responded to heightened competition to retain our subscriber base. Telecommunications equipment lease expenses also increased Won 23.6 billion, mainly due to the additional Won 38.3 billion of expenses attributable to our acquisition of Thrunet partially offset by our efforts to reduce such expenses by increasing our owned last-mile network. Interconnection charges increased Won 22.7 billion to Won 164.7 billion for 2005 as a result of increased call traffic and subscribers.
     These increases were partially offset by decreases in (1) bad debt expenses resulting from our efforts to have subscribers consent to automatic bank withdrawals to pay monthly fees and (2) advertising expenses as we shifted our marketing efforts from trying to obtain new customers through general advertisements to retaining existing customers and target marketing our voice services to our broadband subscribers.
     Operating Income
     Our total operating income for the year ended December 31, 2005 was Won 38.5 billion, a decrease of Won 75.4 billion, compared to a total operating income of Won 113.9 billion in 2004. The decrease in our total operating income in 2005 was primarily due to increased expenses attributable to our acquisition of Thrunet and increased marketing expenses to retain our subscribers. For segment information on operating income, see note 24 to our consolidated financial statements for the years ended December 31, 2005 and 2004 included in this Annual Report.
     Non-Operating Income
     Our non-operating income for the year ended December 31, 2005 was Won 83.2 billion, an increase of Won 21.0 billion, compared to non-operating income of Won 62.2 billion in 2004.
     The following table presents data for non-operating income:

	Year Ended December 31,
	2004		2005
Non-Operating Income:	(billions of Won)
Interest income	Won	18.5	Won	16.6
Gain on disposal of short-term investment securities		—		—
Gain on disposal of long-term investment securities		0.1		0.4
Gain on disposal of investment securities using the equity method		—		25.4
Gain on disposal of property and equipment		0.9		4.0
Gain on foreign currency transactions		1.4		8.9
Gain on foreign currency translation		33.8		11.7
Gain on early redemption of debentures		—		—
Gain on valuation of forward exchange contract		—		—
Gain on transaction of forward exchange contract		0.2		—
Other		7.2		16.2

Total	Won	62.2	Won	83.2

     The increase in non-operating income in 2005 was primarily due to gain on disposal of investment securities using the equity method of Won 25.4 billion relating to our sale of shares in Hanaro Web¨ÚTV and Media Holdings. Our gain on foreign currency translations decreased by Won 22.1 billion from Won 33.8 billion in 2004 to Won 11.7 billion in 2005 as the Korean Won appreciated less against the U.S. dollar in 2005 than it did in 2004. With the appreciation of the Korean Won, our gain on foreign currency transactions in 2005 increased by Won 7.5 billion compared to 2004, mainly due to increased debt repayment, including through the refinancing of our senior secured credit facility. The Korean Won has continued to appreciate against the U.S. dollar from Won 1,192.60 to U.S.$1.00 as of December 31, 2003 to Won 1,035.00 to U.S.$1.00 as of December 31, 2004, and to Won 1,004.50 to U.S.$1.00 as of December 31, 2005.

     Non-Operating Expenses
     Our non-operating expenses for the year ended December 31, 2005 were Won 313.5 billion, an increase of Won 151.2 billion, compared to non-operating expenses of Won 162.3 billion in 2004.
     The following table presents data for non-operating expenses:

	Year Ended December 31,
	2004		2005
Non-Operating Expenses:	(billions of Won)
Interest expense	Won	100.9	Won	98.8
Asset Backed Securities payable expense		0.5		—
Loss on foreign currency transactions		0.4		0.3
Loss on foreign currency translation		0.0		1.1
Loss on disposal of short-term investment securities		0.9		0.0
Loss on disposal of long-term investment securities		0.0		1.4
Loss on valuation of trading securities		—		—
Impairment loss on short-term investment securities		0.5		1.1
Impairment loss on long-term investment securities		2.5		4.0
Donations		0.3		0.3
Loss on early redemption of debentures		—		0.2
Loss on early redemption of long-term debt		—		2.2
Loss on redemption of long-term obligation under capital leases		—		0.0
Loss on valuation using the equity method		—		—
Loss on disposal of property and equipment		1.2		2.2
Loss on disuse of property and equipment		20.7		60.6
Loss on valuation of forward exchange contract		34.0		19.8
Loss on transaction of forward exchange contract		0.2		—
Impairment loss on intangibles		0.0		79.6
Other bad debt		—		12.1
Non-operating expense—other		—		22.0
Other		0.9		7.6

Total	Won	162.3	Won	313.5

     The increase in non-operating expenses in 2005 was primarily due to (1) an increased level of loss on disuse of property and equipment, (2) impairment loss on intangibles when we acquired Thrunet, and (3) early retirement allowance payments in connection with our restructuring initiatives in 2005.
     Loss on disuse of property and equipment increased to Won 60.6 billion in 2005 mainly due to the Won 29.0 billion loss on disuse of Thrunet property and equipment and the increased loss on disuse of our own property and equipment as we discontinued the use of such property and equipment in connection with our network upgrades.
     We recorded Won 122.4 billion of goodwill for the Thrunet shares that we acquired in 2005. At the end of 2005, we recognized an impairment loss of Won 79.2 billion with respect to such goodwill. After the amortization of goodwill in 2005 and the impairment loss, we had Won 32.9 billion of goodwill relating to Thrunet as of December 31, 2005.
     In late 2005, we implemented an early retirement program as part of our efforts to improve our operating efficiency. Through such measure, we reduced the combined head count of us and Thrunet by about 260, or 16%. We paid early retirement allowance in connection with such measure of Won 21.9 billion. We expect that reduction in head count through the early retirement program will have a positive impact on salaries and wages.
     Net Income (Loss)
     As a result of the various factors discussed above, we recorded a net loss of Won 209.3 billion for the year ended December 31, 2005 compared to net income of Won 13.0 billion for the same period in 2004.

     Year ended December 31, 2004 compared to year ended December 31, 2003
     Operating Revenues
     Our total revenue for the year ended December 31, 2004 was Won 1,449.6 billion, an increase of Won 66.1 billion, compared to total revenue of Won 1,383.5 billion in 2003.
     The following table provides revenue data for the several segments of our operations:

	Year Ended December 31,
	2003		2004
Revenue:	(billions of Won)
Broadband	Won	982.7	Won	985.4
Voice		249.0		291.2
Leased Line		38.0		39.8
Others		113.8		133.2

Total	Won	1,383.5	Won	1,449.6

     The increase in total revenue in 2004 was primarily due to an increase in revenue of Won 42.2 billion from our voice services from Won 249.0 billion in 2003 to Won 291.2 billion in 2004. The primary reason for the increase in voice revenues was the net addition of 411,892 subscribers, compared to the level as of December 31, 2003 (including additions of 149,733 during the third quarter of 2004). This was due to an extensive marketing campaign targeted at Seoul and Busan in the third quarter of 2004 seeking to capitalize on fixed-line number portability. VoIP also contributed to the growth of revenues from voice services. This increase resulted from (1) the improved quality of VoIP vis-à-vis standard Public Switched Telephone Network, commonly referred to as “PSTN,” telephony and (2) a marketing campaign aimed at promoting this new service. The significant percentage growth, however, represents an increase over a very small base.
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
     Operating Expenses
     Our total operating expenses for the fiscal year ended December 31, 2004 were Won 1,335.6 billion, an increase of Won 22.8 billion, compared to total operating expenses of Won 1,312.8 billion in 2003.
     The following table presents significant accounts of operating expenses:

	Year Ended December 31,
	2003		2004
	(billions of Won)
Salaries and wages	Won	92.4	Won	103.0
Provision for severance indemnities		13.4		14.1
Welfare		19.4		25.0
Rent		14.7		6.1
Taxes and dues		8.3		7.4
Depreciation		428.5		442.3
Advertising		27.5		39.5

	Year Ended December 31,
	2003		2004
	(billions of Won)
Ordinary research and development cost	Won	4.9	Won	4.0
Utilities		19.5		22.0
Telecommunication equipment lease expenses		165.7		140.8
Bad debt		25.7		29.9
Maintenance		42.6		51.5
Selling expenses		6.4		6.8
Sales commissions		196.0		178.4
Interconnection charges		131.1		142.0
Commissions		70.9		68.5
Outsourcing services		20.5		24.7
Other		25.3		29.7

Total	Won	1312.8	Won	1335.6

     The increase in operating expenses in 2004 was primarily due to increases of Won 13.8 billion in depreciation and amortization, Won 12.1 billion in advertising expenses and Won 10.9 billion in interconnection charges. The increase in depreciation and amortization was caused by increases in depreciable plant and equipment. The increase in advertising expense in 2004 was the result of significant advertising campaigns in the second and third quarters of 2004 to promote our change in corporate identity and logo, our newly branded “hanafone” telephony services and fixed-line number portability. Although lower interconnection fee rates set by the MIC took effect in January 2004, interconnection charges increased primarily due to an increase in the number of our local telephony services subscribers.
     These increases were partially offset by decreases in (1) sales commission expenses resulting from the slower growth in subscribers during 2004 compared to growth in 2003, (2) telecommunications equipment lease expense due to reduced dependence on cable lines leased to us by Powercomm and a reclassification of expenses relating to long distance calls as interconnection fees, and (3) certain promotional expenses attributable to our increased focus on entering into strategic alliances with certain system operators and relay operators and our seeking to avoid predatory pricing practices.
     Operating Income
     Our total operating income for the year ended December 31, 2004 was Won 113.9 billion, an increase of Won 43.2 billion, compared to a total operating income of Won 70.7 billion in 2003. The increase in our total operating income in 2004 was primarily due to an increase in our voice revenues in 2004. For segment information on operating income, see note 24 to our consolidated financial statements for the years ended December 31, 2003 and 2004 included in this Annual Report.
     Non-Operating Income
     Our non-operating income for the year ended December 31, 2004 was Won 62.2 billion, an increase of Won 35.2 billion, compared to non-operating income of Won 27.0 billion in 2003.
     The following table presents data for non-operating income:

	Year Ended December 31,
	2003		2004
Non-Operating Income:	(billions of Won)
Interest income	Won	18.5	Won	18.5
Gain on disposal of short-term investment securities		0.3		—
Gain on disposal of long-term investment securities		0.1		0.1
Gain on disposal of investment securities using the equity method		—		—
Gain on disposal of property and equipment		1.1		0.9
Gain on foreign currency transactions		0.3		1.4
Gain on foreign currency translation		0.0		33.8
Gain on early redemption of debentures		0.9		—
Gain on valuation of forward exchange contract		0.2		—
Gain on transaction of forward exchange contract		0.3		0.2
Other		5.3		7.2

Total	Won	27.0	Won	62.2

     The increase in non-operating income in 2004 was primarily due to increases in gain on foreign currency translations. Our gain on foreign currency translations increased by Won 33.8 billion from Won 19 million in 2003 to Won 33.8 billion in 2004 primarily due to the appreciation of the Korean Won against the U.S. dollar and an increase in our dollar-denominated liabilities in 2004. The Korean Won slightly depreciated against the U.S. dollar from Won 1,186.30 to U.S.$1.00 as of December 31, 2002 to Won 1,192.60 to U.S.$1.00 as of December 31, 2003, but appreciated against the U.S. dollar to Won 1,035.00 to U.S.$1.00 as of December 31, 2004.
     Non-Operating Expenses
     Our non-operating expenses for the year ended December 31, 2004 were Won 162.3 billion, a decrease of Won 96.3 billion, compared to non-operating expenses of Won 258.6 billion in 2003.
     The following table presents data for non-operating expenses:

	Year Ended December 31,
	2003	2004
Non-Operating Expenses:	(billions of Won)
Interest expense	Won 139.3	Won 100.9
Asset Backed Securities payable expense	9.0	0.5
Loss on foreign currency transactions	0.8	0.4
Loss on foreign currency translation	0.1	0.0
Loss on disposal of short-term investment securities	2.1	0.9
Loss on disposal of long-term investment securities	—	0.0
Loss on valuation of trading securities	0.3	—
Impairment loss on short-term investment securities	0.9	0.5
Impairment loss on long-term investment securities	3.4	2.5
Donations	0.8	0.3
Loss on early redemption of debentures	0.3	—
Loss on early redemption of long-term debt	—	—
Loss on redemption of long-term obligation under capital leases	—	—
Loss on valuation using the equity method	23.1	—
Loss on disposal of property and equipment	1.3	1.2
Loss on disuse of property and equipment	61.3	20.7
Loss on valuation of forward exchange contract	—	34.0
Loss on transaction of forward exchange contract	—	0.2
Impairment loss on intangibles	—	0.1
Other bad debt	—	—
Non-operating expense-other	4.5	—
Other	11.1	0.9

Total	Won 258.6	Won 162.3

     The decrease in non-operating expenses in 2004 was primarily due to lower interest expense as we reduced our debt levels, particularly those with higher interest rates. The level of write-off of property and equipment also decreased compared to 2003. In addition, the significant losses attributable to Dreamline were not reflected in our income statement under the equity method following the reclassification of our interest in Dreamline to a long-term investment. See note 8 to our consolidated financial statements for a detailed discussion relating to Dreamline. These improvements in non-operating expenses were, however, partially offset by losses of Won 34.0 billion on valuation of forward exchange contract. See note 15 to our consolidated financial statements for more a detailed discussion.
     Net Income (Loss)
     As a result of the various factors discussed above, we recorded net income of Won 13.0 billion for the year ended December 31, 2004 compared to a net loss of Won 161.3 billion for the same period in 2003.

Impact of Inflation
     In view of our operating history, we believe that inflation in Korea has not had a material impact on our results of operations. Inflation in Korea in 2001, 2002, 2003, 2004 and 2005 was 4.1%, 2.7%, 3.6%, 3.6% and 2.7%, respectively.
Impact of Foreign Currency Fluctuations
     See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk.”
B. Liquidity and Capital Resources
     Our primary uses of cash are to fund working capital, service indebtedness and fund capital expenditures. Our primary sources of liquidity and capital requirements traditionally have been from equity and debt financings, as cash flows from operations had not been sufficient to meet our needs. Our cash flow from operations, however, has been increasing in recent periods, and this, in turn, has led, among other things, to a reduced need for short term financing. In 2006, we expect that our capital expenditures will not increase significantly from the level of 2005 and that they will focus mostly on upgrades of our fiber LAN network. In addition, we have approximately Won 220.4 billion of long-term debt obligations maturing within 2006, out of which we have repaid Won 190 billion due in February 2006 with the issuance of corporate debentures amounting to Won 100.0 billion, our cash on hand and available credit lines.
     As a result of the issuance and sale of the $500 million aggregate principal amount of 7% notes due 2012 in February 2005, our debt-to-equity ratio changed from 59.1% as of December 31, 2004 to 63.2% as of December 31, 2005. As of March 31, 2006, we had Won 287.4 billion of principal payments and contracted commitments coming due in the remainder of 2006 through the end of 2008.
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
     In order to maintain our competitive position and continue to meet the increasing demands for service quality, availability and competitive pricing and to further build our network, we may need to incur capital expenditures in addition to those currently anticipated. Our actual future financing requirements and our ability to obtain additional financing will depend on our future performance, market conditions and other factors, many of which are beyond our control and cannot be predicted with certainty. We believe that adequate financing will be available in the event we need additional funds for such purposes. Nevertheless, we cannot assure you that such financing will be available on favorable terms. If we are unable to obtain such financing, we may need to modify, delay or abandon elements of our strategy.
     Cash Flows
     The following table sets forth selected information concerning our combined cash flows during the periods indicated:

	Year ended December 31,
	2003	2004	2005
	(in billions of Won)
Cash flows from operating activities	Won 303.0	Won 469.9	Won 489.1
Cash flows from investing activities	(250.8)	(209.2)	(574.6)
Cash flows from financing activities	(135.1)	(294.9)	(48.4)

     Cash flows from operating activities have increased during the three years ended December 31, 2005, primarily due to the improvement in operating performance and the change in working capital.
     Cash flows used in investing activities have generally show a decreasing trend in the past three years due to decreased acquisitions of short-term financial instruments. In 2005, however, cash flows used in investing activities increased significantly as a result of our acquisition of Thrunet shares and bonds. Acquisitions of property and equipment in 2005 increased to Won 311.7 billion from Won 212.5 billion for 2004 as we made capital expenditures to reduce our dependence on our leased last-mile network from Powercomm by further building out our own network. In addition, we did not acquire any property and equipment through capital leases in 2005 compared to the Won 37.7 billion of property and equipment acquired through capital leases in 2004.
     Cash flows from financing activities have turned negative from 2003, reflecting decreased levels of financing activity and our repayment of indebtedness. Cash flows used in financing activities were Won 48.4 billion in 2005, reflecting a continuation of the factors primarily responsible for the earlier trend partially offset by the proceeds from the issuance of $500 million aggregate principal amount of bonds issues in February 2005.
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
     Long Term Indebtedness and Capital Lease Payments
     Our contractual obligations, including commitments for future payments under lease arrangements and short-term and long-term debt arrangements, are summarized below and are fully disclosed in notes 11 and 13 to our consolidated financial statements included elsewhere in this Annual Report.

	Balance		Payments due during
	December 31,		Year ended December 31,
	2005		2006		2007		2008		2009		2010
	(in billions of Won and millions of U.S. dollars)
Korean corporate debentures	Won	190.0	Won	190.0.	Won	—	Won	—	Won	—	Won	—
Global corporate debentures(1)		$500.0		$—		$—		$—		$—		$—
Syndicated loan:
Won		79.8		—		19.2		22.3		25.5		12.8
Dollar		$201.8		$30.3		$80.7		$90.8		$—		$—
Capital leases	Won	39.4	Won	26.7	Won	12.3	Won	0.4	Won	—	Won	—
Total — Won	Won	309.2	Won	216.7	Won	31.5	Won	22.7	Won	25.5	Won	12.8
— Dollar		$701.8		$30.3		$80.7		$90.8		$—		$—

(1)	The maturity for the $500 million aggregate principal amount of global bond is February 2012.
     As of December 31, 2005, we had outstanding long-term debt (including current portions of long term debt) in an aggregate amount of Won 974.8 billion (of which the current portion was Won 220.4 billion). Of that amount, 20.8% was denominated in U.S. dollars and 79.2% was denominated in Korean Won. The Won-denominated long-term debt consisted of (1) Korean corporate debentures, (2) amounts borrowed from the senior secured credit facility and (3) the capital lease agreements.

     Korean Corporate Debentures. As of December 31, 2005, we had outstanding Korean corporate debentures of Won 190.0 billion (of which the current portion was Won 190.0 billion). The creditors include various Korean financial institutions. The scheduled maturity of these debentures is on February 24, 2006 and the interest rate for these debentures is 6% per annum.
     Global Corporate Debentures. As of December 31, 2005, we had outstanding global corporate debentures of U.S.$500 million. The scheduled maturity of these debentures is February 2012, and the interest rate for these debentures is 7% per annum.
     Senior Secured Credit Facility. As of December 31, 2005, we had outstanding Won 79.8 billion of Won-denominated indebtedness and U.S.$201.8 million of dollar-denominated indebtedness under our senior secured credit facility. The senior secured credit facility provided for a term loan facility in the aggregate amount of Won 660.0 billion and a revolving credit facility in the aggregate amount of Won 60.0 billion. The Won-denominated debt under the senior secured credit facility bore interest rates of 6.36% per annum and the dollar-denominated debt under the senior secured credit facility bore an interest rate of 6.18% per annum.
     Capital Lease Agreements. We also have capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2005, the amount of payments attributable to the debt portion of our lease obligations was Won 39.4 billion (of which the portion due in 2006 was approximately Won 26.7 billion).
     A portion of the proceeds from the notes offering and the borrowings under the new secured credit facility was applied to repay some of our outstanding debt obligations. Between January 1, 2005 and April 30, 2005, we repaid at maturity or prepaid prior to maturity the following amounts:
•	Won 120 billion aggregate principal amount of Korean corporate debentures, including Won 100 billion of prepayments;

•	all outstanding amounts under the Information Promotion Fund loan amounting to Won 66.7 billion;

•	Won 39.0 billion of the Won 40.0 billion outstanding amount under the Citibank Korea loan;

•	all outstanding amounts under the previous senior secured credit facility; and

•	Won 25.6 billion of lease obligations due under our capital lease agreements, including Won 7.1 billion of prepayments.
     Other Financial Transactions
     On December 19, 2003, we entered into a cross-currency swap contract with Korea Development Bank (pursuant to which we exchanged Won 75.0 billion for U.S.$63.1 million with a final maturity dated as of November 13, 2008), in connection with the Senior Secured Credit Facility agreement dated April 21, 2005, to hedge the exposure to changes in the foreign currency exchange rate at Won 1,190.0 per U.S.$1.00. This contract also includes an interest rate swap under which we agreed to pay a fixed rate of 7.72% per annum on the notional principal amount and are to receive payments based on LIBOR plus a 3.25% spread.
     As of December 31, 2005, we provided a blank promissory note as collateral to LG Card Services Corp. in connection with the lease agreements. It is common practice for Korean companies to issue blank promissory notes with a maximum note amount to financial institutions as collateral in credit transactions. In the event a holder of a blank promissory note attempts to claim an amount in excess of the maximum note amount, the issuer of such promissory note will be required to pay the entire note amount. However, in such event, the issuer has a right of indemnification from such holder with respect to the excess amount.

     On February 10, 2004, we entered into cross-currency swap contracts under which we exchanged an aggregate of Won 161.8 billion (Won 116.6 billion with Korea Development Bank, Won 21.9 billion with Korea Exchange Bank and Won 23.3 billion with Calyon Bank [formerly “Credit Lyonnais Bank”) for U.S.$138.7 million with a maturity date of November 13, 2008 to hedge exposure to changes in the foreign currency exchange rate at Won 1,166.2 per U.S.$1.00. These contracts also include interest rate swaps under which we agreed to pay a fixed rate of 7.60% per annum on the notional principal and are to receive three month LIBOR plus a spread of 3.25%.
     On January 26, 2005, we entered into cross-currency swap contracts under which we exchanged an aggregate of Won 258.8 billion (Won 103.5 billion with Korea Development Bank, Won 103.5 billion with DBS Bank and Won 51.8 billion with Shinhan Bank) for U.S.$250.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,035.0 per U.S.$1.00. These contracts also include interest rate swap arrangements under which we agreed to pay a fixed rate of 7.13% per annum on the notional principal pursuant to the contracts with Korea Development Bank and DBS Bank and a fixed rate of 7.15% per annum on the notional principal pursuant to the contract with Shinhan Bank, and are to receive a 7.00% fixed coupon.
     On January 28, 2005, we entered into cross-currency swap contracts under which we exchanged an aggregate of Won 154.0 billion (Won 102.7 billion with ABN AMRO Bank and Won 51.3 billion with JPMorgan Chase Bank N.A.) for U.S.$150.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,026.5 per U.S.$1.00. These contracts also include interest rate swap arrangements under which we agreed to pay a fixed rate of 6.89% per annum on the notional principal pursuant to the contract with ABN AMRO Bank and a fixed rate of 6.98% per annum on the notional principal pursuant to the contract with JPMorgan Chase Bank N.A., and are to receive a 7.00% fixed coupon.
     On February 1, 2005, we entered into cross-currency swap contracts under which we exchanged an aggregate of Won 102.9 billion (Won 82.3 billion with Shinhan Bank [formerly “Chohung Bank"] and Won 20.6 billion with Societe Generale) for U.S.$100.0 million with a final maturity date of February 1, 2012 to hedge the exposure to changes in the foreign currency exchange rate at Won 1,028.6 per U.S.$1.00. These contracts also include interest rate swap arrangements under which we agreed to pay a fixed rate of 7.23% per annum on the notional principal and are to receive a 7.00% fixed coupon.
     Capital Expenditures
     The following table sets forth the amount of our capital expenditures incurred from 2002 to 2005:

	Year ended December 31,
	2002	2003	2004	2005
	(in billions of Won)
hanarotelecom:
Backbone network	Won 128.5	Won 111.1	Won 99.2	Won 73.5
Last mile connection	205.9	191.7	135.0	183.1
Others	27.9	34.7	47.5	54.7

Subtotal	362.3	337.5	281.7	311.3
Consolidated subsidiaries	58.4	0.3	0.8	15.5

Total	Won 420.7	Won 337.8	Won 282.5	Won 326.8

     Our capital expenditures differ from investments in property and equipment in our cash flow statements, as capital expenditures also include capital lease payments and transfer of inventories to property and equipment. Our capital expenditures over the last three years consisted primarily of purchasing and deploying switchboards, fiber optic cable lines and other telecommunications equipment. In 2005, we recorded Won 311.3 billion in capital expenditures, out of which a substantial amount of our capital expenditures was incurred in the fourth quarter due to the timing of expenditures on several planned projects and because certain investments related to the integration of our network with Thrunet’s network. At this time, we expect that our capital expenditures in 2006 will not increase significantly from the level of 2005 and that they will focus mostly on upgrades of our fiber LAN network.

     Other Contractual Obligations
     We, as well as other license holders, are required to make annual contributions to public research and development funds under the terms of the licenses granted to us by the Government to operate our business. On May 9, 2002, the MIC announced that, effective from 2002, only the NSPs whose total broadband (from 2005 onwards), voice and leased line services revenue amount for the preceding year was more than Won 30 billion and that realized a net profit in the preceding year are required to make annual payments for the purpose of research and development in the amount of 0.5% of the total broadband (from 2005 onwards), voice and leased line services revenue, to the extent that the amount of such payment does not exceed the amount of the net profit for the preceding year. The “net profit” which the MIC will use in its determination of the amount of these contributions is calculated using accounting standards and policies specified by the MIC which differ in certain respects from Korean GAAP. Based on the MIC accounting standards, we did not realize a net profit in 2004 and are not required to make a contribution in 2005. We do not anticipate that we will realize a net profit based on the MIC accounting standards in 2005 and therefore do not anticipate that we will be required to make a contribution in 2006.
     Under Korean law, an employee with more than one year of service is entitled to receive from the company a lump-sum payment upon termination of his or her employment, based on the length of service and the rate of pay at the time of termination. In 2004, we made severance payments of Won 5.1 billion and Won 19.7 billion in 2005, respectively. Our accrued severance indemnities as of December 31, 2005 was Won 36.0 billion.
     As of December 31, 2004 and as of December 31, 2005, we had provided loans to our employees in the amount of Won 13.1 billion and Won 9.8 billion, respectively, for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of December 31, 2005, we had also provided housing loans and other loans for medical expenses and dependent educational expenses to our employees in the amount of Won 8.6 billion and Won 0.2 billion, respectively. These loans are secured by accrued severance benefits of the borrowing employees. As of December 31, 2005, we had not experienced any defaults under these loans. The loans are provided as a perk to our employees and are not required by Korean law. Our officers and directors are not eligible for these loans.
     For time to time, we have provided secured or guaranteed interest-free loans to cable network operators. The terms of each of those loans require repayment after a specified period (ranging from one year to three years) from the date of the loan by equal installments on a quarterly basis for two years. As of December 31, 2005, we provided a guarantee of one loan with an outstanding balance of Won 70 million. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.
C. Research and Development, Patents and Licenses, etc.
     We engage in ordinary research and development to improve our technologies. We have not spent a significant amount on such research and development activities.
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

F. Tabular Disclosure of Contractual Obligations
     The following table sets forth information with respect to our known contractual obligations as of December 31, 2005:

	Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in billions of Won)
Long-term debt obligations	Won	974.8	Won	220.4	Won	213.8	Won	38.3	Won	502.3
Capital lease obligations		39.4		26.7		12.7		—		—
Operating lease obligations		0.8		0.6		0.2		—		—
Purchase obligations		30.3		30.3		—		—		—

Total	Won	1,045.3	Won	278.0	Won	226.7	Won	38.3	Won	502.3

G. Safe Harbor
     See discussion under “Forward-Looking Statements.”
Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management
     The following table sets out our directors, their age, their position on the board and audit committee and the shareholder, if any, who nominated them.

Name	Age	Position	Nominated by
Byung-Moo Park	44	Representative Director and Chief Executive Officer

Wilfried Kaffenberger	61	Non-standing Director	AIG Asian Infrastructure Fund II
David Yeung	56	Non-standing Director	AIG Asian Opportunity Fund
Paul Chen	41	Outside Director	Outside Director Candidate Nominating Committee
Varun Bery	48	Outside Director	Outside Director Candidate Nominating Committee
Sung Kyou Park	67	Outside Director & Chairman of Audit Committee	Outside Director Candidate Nominating Committee
Sun Woo Kim	65	Outside Director & Member of Audit Committee	Outside Director Candidate Nominating Committee
Steven J. Schneider	47	Outside Director	Outside Director Candidate Nominating Committee
Afshin Mohebbi	43	Outside Director	Outside Director Candidate Nominating Committee
Peter Whang	39	Non-standing Director & Member of Audit Committee	AIG Asian Infrastructure Fund II
     Byung-Moo Park was appointed as Representative Director on March 24, 2006 and prior to that served as our outside Director since November 2003. Since 2003, he has served as a managing director of Newbridge Capital Korea Ltd. Prior to joining Newbridge, he served as Chief Executive Officer of PLENUS Entertainment Inc. Prior to that, he was a partner in the law firm of Kim & Chang in Korea. Mr. Park is a graduate of the College and the Graduate School of Law at Seoul National University and received his masters in business administration from Yonsei University and an LL.M. from Harvard Law School. Mr. Park is a member of the Korean and New York Bar Associations.
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
     Steven J. Schneider has served as our outside Director since March 2006. He earned a bachelor of arts in business administration from Grove City College. From 2001 until 2005, he served as Chairman and CEO of GE China, and from 2005, also served as CEO of GE Asia-Pacific. Since November 2005, he has been a Managing Director of Newbridge Capital.
     Afshin Mohebbi has served as our outside Director since March 2006. He received his masters in business administration from University of California Irvine and has been serving as President and Chief Operating Officer of Qwest Communications International Inc. since 1999. He is currently a member of the board of directors of BearingPoint, Inc.
     Peter Whang has served as our Director and a member of our audit committee since March 2006. He received a masters in business administration from the University of Chicago. He worked at the Chairman’s Office of LG Group before serving as Representative Director of AIGGIC Korea. Although Mr. Whang does not meet the Nasdaq requirements for outside (independent) directors, he satisfies the requirements for audit committee members under the Korean Securities and Exchange Act. Accordingly, as

a person specially related to the largest shareholder (AIF II NT), he was appointed as a non-standing Director who serves as a member of our audit committee.
     The following table sets out information on our principal senior executive officers who are not members of the board of directors.

Name	Age	Position
Jin Ha Kim	50	Senior Executive Vice President and Chief Technology Officer
Dominic A. Gomez	51	Senior Executive Vice President and Chief Operating Officer
Soon Man Hong	47	Senior Executive Vice President and Head of the Convergence Headquarters
Eric Choi	49	Senior Executive Vice President and Head of the Sales Channel Management Headquarters
Mark D. Pitchford	42	Executive Vice President and Chief Marketing Officer
Janice Lee	44	Senior Executive Vice President and Chief Financial Officer
Matt Lee	48	Executive Vice President and Chief Business Officer
Kyu Shik Shin	49	Executive Vice President and Head of the Corporate Business Headquarters
Chong Hoon Park	41	Executive Vice President and Head of the External Collaboration/Strategy Headquarters
Young Bo Chang	47	Senior Vice President
Geon Jun Park	48	Senior Vice President
Sang Hwan Oh	48	Senior Vice President
Seok Ho Lee	52	Senior Vice President
Myong Heon Choi	48	Senior Vice President
Sang Jin Jeun	41	Senior Vice President
Marshall J. Cochrane	63	Senior Vice President and Chief Procurement Officer
Kyoung Yu Min	46	Senior Vice President
Yeon Ho Kim	42	Senior Vice President
Myung Joo Ko	42	Senior Vice President
Baeky Rhee	45	Senior Vice President
     Jin Ha Kim has served as our Senior Executive Vice President and Chief Technology Officer since January 2006. Mr. Kim joined us in December 1997 as Executive Vice President, Head of Network Facility Unit and served in such role until November 2003. Before joining us, he served as Director at Dacom from July 1997 and various other roles at Dacom before then.
     Dominic A. Gomez has served as our Senior Executive Vice President and Chief Operating Officer since May 2005. Mr. Gomez previously served as an Executive Vice President at Lantern Communications from 2002 to 2004 and Chief Operating Officer at EdgeNet Communications from 2000 to 2002. He received a bachelor of public administration in 1977 from University of Southern California and completed PMD Business Administration at Harvard University.
     Soon Man Hong has served as our Senior Executive Vice President and Head of the Convergence Headquarters since April 2006. He was appointed as an Executive Vice President on February 1, 2006, promoted from the Head of the Marketing Headquarters to a Senior Executive Vice President on April 17, 2006 and appointed as Head of the Convergence Headquarters on April 30, 2006. He received a bachelor of science in aerospace engineering from Seoul National University and a masters of business administration from the Helsinki School of Economics and Business Administration. Mr. Hong served as Deputy Senior Manager of the PC Business Department of IBM Korea, Senior Vice President of the Enterprise Computing Group of Compaq Korea between 1998 and 2002, Senior Vice President of the Enterprise Solution Group of HP Korea between June 2002 and December 2002 and Representative Director of Cybase Korea from February 2003 until he joined us.
     Eric Choi has served as our Senior Executive Vice President and Head of the Sales Channel Management Headquarters since January 2006. He was appointed on January 1, 2006. He served as President & CEO of SAP Korea from 2000 until 2002, President & CEO of webMethods Korea from 2003 until 2005 and President of Siebel Systems Korea in 2005.
     Mark D. Pitchford has served as our Executive Vice President and Chief Marketing Officer since May 2006. He received a masters in business administration from Santa Clara University. He served as Vice President of Consumer Marketing at Pacific Bell from 1984 to 1997, Vice President of Consumer

Marketing at SBC Communications, Inc. from 1997 to 1999 and Senior Vice President of Marketing at Qwest from 1999 to 2005. He served as our International Sales & Marketing Consultant from 2005 to April 2006, when he was promoted to Head of the Marketing Headquarters of hanarotelecom.
     Janice Lee has served as our Senior Executive Vice President since January 2006 and Chief Financial Officer since May 2004. From December 1998 until May 2004, she served as Chief Financial Officer and Financial Projects Manager of Volvo Construction Machinery Korea. From 1993 until November 1998, she served as Financial Controller at Daewoo Heavy Industries America. Ms. Lee received a bachelor of arts in English from Ewha Womans University in 1983, masters in finance from Ohio State University in 1986, masters in accounting from Cleveland State University in 1990 and executive masters in business administration from the University of Chicago in 2003.
     Matt Lee has served as our Executive Vice President since January 2006 and Chief Business Officer since January 2005. He previously served as Vice President of Nokia Networks, Managing Director of Excel Tech, General Manager of Hyundai Electronics, and Member of Technical Staff in AT&T Bell Laboratories. Mr. Lee received a bachelor of arts in mathematics in 1984, masters in mathematics in 1985 and masters in statistics in 1986 from the University of Illinois, Urbana-Champaign.
     Kyu Shik Shin has served as a Executive Vice President and the Head of Corporate Business Headquarters of hanarotelecom since January 2006. From 1985 to 2003, he served 10 years in IBM, 9 years in COMPAQ and HP as an Enterprise sales director. Mr. Shin received a bachelor of food technology from Seoul National University in 1981.
     Chong Hoon Park has served as an Executive Vice President and the Head of External Collaboration/Strategy Headquarters at hanarotelecom since January 2006. From June 1999 to December 2004, Mr. Park served as a Research Fellow of Telecom Policy Division at KISDI. He received a bachelor of economics and mathematics from University of Wisconsin at Madison, an MBA from George Washington University and a Ph.D. in economics from Northwestern University.
     Young Bo Chang has served as a Senior Vice President and the Head of the Financial Management Unit of hanarotelecom since January 2005. From February 2004 to December 2004, he served as the Vice President and Head of the Investor Relations team. Mr. Chang previously served as a Senior Director at Jardine Fleming Securities from 1995 to 2000 and as a Vice President at JPMorgan from 2000. He received a bachelor of political and diplomatic science at Yonsei University in Korea and MBA from the Kellogg School of Management of Northwestern University in 1986.
     Geon Jun Park has served as our Senior Vice President and the Head of Network Operation Unit since March 2004. From December 1992 to October 1997, he served as Director of Network Cable Planning of Dacom. Mr. Park received a bachelor of electronic engineering from Ah-ju University in 1983.
     Sang Hwan Oh has served as a Senior Vice President and the Head of the Business Alliance Unit (Vice President) since January 2005. He served as a Senior Manager of the Mass Marketing Division of Dacom before joining hanarotelecom as the Head of the Honam Branch Office in 2005. He was promoted to Senior Vice President on January 1, 2006. He became the Head of the Business Alliance Unit in March 2006.
     Seok Ho Lee has served as a Senior Vice President and the Head of the Busan Branch Office since January 2006. He was promoted from Vice President to Senior Vice President on January 1, 2006. He worked at the Corporate Business Headquarters of Dacom before becoming the Head of the Busan Branch Office of hanarotelecom in December 2003.
     Myung Heon Choi has served as a Senior Vice President and the Head of the Choongchung Branch Office since January 2006. He was promoted from Vice President to Senior Vice President on January 1, 2006. He worked at the Local Network Facility Headquarters of Dacom before joining hanarotelecom as the Head of the Choongchung Branch Office in December 2003.

     Sang Jin Jeun has served as a Senior Vice President and the Head of the Communications Unit since January 2006. He was appointed on January 1, 2006. He received a bachelor of arts in government and international affairs from Augustana College in 1989 and a master of arts in east Asian studies from University of Illinois at Urbana-Champaign in 1991. From October 2005 and January 2006, he served as head of the Internal Communications of SC First Bank.
     Marshall J. Cochrane has served as a Senior Vice President and Chief Procurement Officer since February 2006. He was appointed on February 27, 2006. He received a bachelor of arts in sociology from United States International University and a masters in industrial administration from Carnegie Mellon University. He has served as Vice President of Pac TelSBC Corp and Chief Procurement Officer of Cochrane Consulting Services.
     Kyung Yu Min has served as a Senior Vice President and the Head of the Kyungbuk Branch Office of hanarotelecom since April 2006. He served as the Head of the Leased Line Team Facilities Part at Dacom prior to joining hanarotelecom as the Head of the Product Planning Unit (Vice President) in 2005. He was promoted to the Head of the Kyungbuk Branch Office (Senior Vice President) on April 17, 2006.
     Yeon Ho Kim has served as a Senior Vice President and the Head of the Kangnam Branch Office since April 2006. He worked at the SI Headquarters of Samsung SDS before joining hanarotelecom as the Head of the Business Development 1 Team (Vice President) under the Business Development Unit on February 14, 2005. After working as the Head of the Information and Technology Unit (Senior Vice President), he became the Head of the Kangnam Branch Office (Senior Vice President) on April 17, 2006.
     Myung Ju Ko has served as a Senior Vice President and the Head of the Human Resources Headquarters Unit since April 2006. He received a bachelor of arts in archaeology and art history from Seoul National University. He worked at Daewoo Motor, Hungkuk Life Insurance, Daehan Synthetic Fiber and Sehwa Girls’ High School. On April 1, 2006, he joined hanarotelecom as the Head of the Human Resources Headquarters Unit (Senior Vice President).
     Baeky Rhee has served as a Senior Vice President and an Executive Vice President of Hanaro T&I, Inc. since April 2006. He received a bachelor of engineering from Inha University and a master of arts from the Graduate School of Business Administration of Ajou University. He served as a partner of PWC Consulting, general manager of Customer Relationship Management at Locus Technologies and general manager of telemarketing at AIG Life Insurance. On April 24, 2006, he became a Senior Vice President of hanarotelecom and an Executive Vice President of Hanaro T & I, an affiliate of hanarotelecom.
     There are no family relationships between our directors and officers.
     The board of directors and executive officers may be contacted through our headquarters at hanarotelecom incorporated., 17-7 Yeouido-dong, Yeongdeungpo-gu, Seoul 150-874, Korea.
B. Compensation
     We paid an aggregate of Won 2.0 billion as compensation during 2005 to our directors and executive officers as a group. In addition, we set aside or accrued during 2005 an aggregate amount of Won 1.88 billion to provide retirement and severance benefits for our directors and executive officers (including our statutory auditor). Of this amount, Won 1.79 billion was paid to directors and outside directors and Won 0.08 billion was paid to our audit committee members in 2005. In particular, the paid amount includes retirement and severance benefits paid to our former Representative Director Chang Bun Yoon, who resigned on August 12, 2005.
     We also granted to our directors and executive officers 2,922,250 stock options during 2005 and 2006 under our stock option plan. For a detailed description of the stock options, as well as the stock option plan, see “Item 6.E. Share Ownership—Stock Option Plan.”

     From January 1, 2005 to March 31, 2006, a total of 5,260,000 stock options were granted and 2,337,750 stock options were cancelled. As of the end of April 2006, we have outstanding employee stock options to purchase a total of 17,936,481 common shares.
C. Board Practices
     Board of Directors
     General. The board of directors has the ultimate responsibility for the administration of the affairs of hanarotelecom. Our Articles of Incorporation, as currently in effect, provide for a board of directors comprised of standing directors and non-standing directors, including outside directors. Non-standing directors have the same rights and duties as those of standing directors, but are not officers, or otherwise employees, of hanarotelecom. Under the Korean Commercial Code and our Articles of Incorporation, directors serve a three-year term but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. Our Articles of Incorporation provide for a board of directors consisting of up to ten directors in total. Our Articles of Incorporation further provide that any person who is employed by a company that conducts business in Korea that is in competition with our business objectives or a company belonging to the same group of companies as such competitor company pursuant to the Monopoly Regulation and Fair Trade Act, cannot be a director of hanarotelecom and any existing director (including those who were appointed prior to the amendments to the Articles of Incorporation) shall immediately lose his or her directorship if the foregoing restriction becomes applicable. The directors are elected at a general meeting of shareholders by a majority of the vote of the shareholders present or represented, subject to such majority equaling at least one-quarter of all issued and outstanding shares with voting rights. None of our directors is party to a service contract with us that provides for benefits upon termination of employment.
     Shareholders’ Agreement. Our major shareholders that form the investment consortium led by AIG, Newbridge and TVG are parties to a shareholders’ agreement governing the terms of their investments in us. See “Item 7.A. Major Shareholders” for more information with respect to the beneficial ownership of our common shares by the major shareholders. Wilfried Kaffenberger, David Yeung, Paul Chen, Varun Bery, Steven J. Schneider, Afshin Mohebbi, Peter Whang and Byung Moo Park were appointed to the board of directors of hanarotelecom pursuant to the terms of the agreement.
     Under the Korean Commercial Code and our board regulations, any director that has a special interest with respect to the agenda of a board meeting may not exercise his voting rights in such board meeting.
     Audit Committee. Under the Korean Securities and Exchange Act, we must establish an audit committee instead of appointing a statutory internal auditor. Our Articles of Incorporation and Audit Committee Regulations provide that the Audit Committee, which must consist of three or more directors, and of which at least two-thirds should be outside directors, is responsible for examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee has the right to request the board of directors to convene a shareholders’ meeting by providing a document that sets forth the agenda and reasons.
     Our board of directors established the Audit Committee on March 17, 2000 in accordance with our Articles of Incorporation. Our Audit Committee consists of three outside directors: Sung Kyu Park, Sun Woo Kim and Peter Whang. Mr. Sung Kyou Park serves as the chairman of the Audit Committee. Byung Moo Park was appointed as Representative Director and Peter Whang was appointed as an audit committee member who is specially related to the largest shareholder.
     Remuneration Committee. We have a President Compensation Committee and an Officers Compensation Committee. The President Compensation Committee is composed of our outside directors, Varun Bery and Paul Chen, and our non-standing directors, David Yeung and Wilfried Kaffenberger. David Yeung serves as chairman of the four-member committee. The Officers Compensation Committee is composed of our Representative Director Byung-Moo Park, outside directors, Varun Bery and Paul Chen, and non-standing directors, David Yeung and Wilfried Kaffenberger. David Yeung serves as chairman of the five-member committee.
     Outside Directors. Our outside directors are appointed from among those persons who do not have a special relationship with us that would interfere with the exercise of their independent judgment. Our Articles of Incorporation prohibit a person who does not have the qualifications under the Korean Securities and Exchange Act or any other statutes from being appointed as an outside director, and in the event that an outside director falls under one of these categories, then he or she will be disqualified from office.
     Paul Chen, Varun Bery, Steven J. Schneider, Afshin Mohebbi, Sung Kyou Park and Sun Woo Kim currently serve on the board of directors as outside directors.
     For additional information on board practices, see “Item 6.A. Directors and Senior Management.”
D. Employees
     As of December 31, 2005, we had a total of 1,461 employees and an additional 128 full-time employees employed on a contractual basis. The following chart shows the number of permanent employees by functional areas.

	As of December 31,
	2003	2004	2005
Planning and management.	169	258	171
Information technology	54	55	57
Marketing and sales	565	480	479
Network and engineering.	647	684	711
Research and development	54	55	43

Total	1,489	1,532	1,461

     We have a trade union, called “hanarotelecom Trade Union,” which is a member organization of the Federation of Korean Trade Union. Of the 1,199 employees who could apply for the union membership, 92.9% or 1,114 are members, of which seven members are serving as full-time union members. We have not experienced any work stoppages. We consider our relations with employees to be good.
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
     As of December 31, 2005, we have provided loans and guarantees to our employees in the amount of Won 15.1 billion for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of May 31, 2006, we have also provided housing loans to our employees in the amount of Won 8.6 billion, of which 1.45 billion was newly provided during 2005. These loans are secured by accrued severance benefits of the borrowing employees. As of May31, 2006, we have not experienced any defaults under these loans. The loans are provided as a benefit to our employees and are not required under Korean law. Our officers and directors are not eligible for these loans.
     During 2005, we averaged 13 part-time employees at the end of each month.

E. Share Ownership
     No director or member of senior management beneficially owns 1.0% or more of our shares on an individual basis.
     Stock Option Plan
     We may, by special resolution of the shareholders, grant stock options to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation pursuant to our Articles of Incorporation and the Korean Securities and Exchange Act, exercisable for up to an aggregate of 15% of our total number of issued and outstanding shares, provided that up to an aggregate of 1% of our total number of issued and outstanding shares may be granted by resolution of the board of directors. However, stock options may not be granted to (1) our largest shareholder or its related parties, (2) any shareholder or its related parties who owns, directly or indirectly, 10% or more of our outstanding shares having voting rights or certificates of capital contribution of paid-in capital, or (3) an officer or employee who becomes a major shareholder as described in paragraph (2) above upon exercise of the stock option.
     According to our Articles of Incorporation, the stock options are exercisable for our common shares at an exercise price per share determined according to relevant laws and regulations. The stock option must be exercised within five years from the date on which the stock option may first be exercised.
     The stock option may be cancelled by a resolution of our board of directors (1) if the officer or employee holding the option resigns voluntarily or is discharged from office; (2) if the officer or employee holding the option by willful misconduct or by negligence inflicts substantial or material damage to us, or (3) in the event of the occurrence of any cause for cancellation of stock options specified in the stock option agreement between us and the officer or employee.
     On March 1, 1999, we granted stock options to our then Director, President and Chief Executive Officer, Mr. Yun-Sik Shin. Mr. Shin resigned from his offices on March 28, 2003. Until his options are cancelled by a resolution of our board of directors, Mr. Shin may exercise his options to purchase 50,000 shares of common shares at the price of Won 5,630 per share during the period beginning on March 1, 2002 and ending February 27, 2007. On October 1, 1999, we granted stock options to some of our directors, officers and statutory internal auditor to purchase 120,000 shares of common shares at the price of Won 19,910 during the period beginning on October 1, 2002 and ending on September 30, 2007. The exercise price per share was set at the minimum price permitted under the working rules of the Korean Securities and Exchange Act applicable at the time the options were granted. Pursuant to the working rules of the Korean Securities and Exchange Act, the formula for determining permissible price for the stock options granted on March 1, 1999 and October 1, 1999 was the higher of (1) the average of the closing prices of the common shares during a three month period prior to the date of the special resolution of the shareholders granting the stock option and (2) the par value of the common shares.
     On March 17, 2000, we granted 882 of our employees (including certain directors and officers), employed by us as of December 31, 1999, stock options to purchase a total of 1,771,566 common shares at a price of Won 17,750 per share during the period beginning March 18, 2003 and ending March 17, 2008. We allocated the stock options based on employee seniority and position. The employees’ exercise price per share was set at the minimum price permitted under the amendment of the working rules of the Korean Securities and Exchange Act, effective from March 15, 2000. Under the price formula currently in effect, the option price per share shall be the higher of (1) the average of (x) the weighted average of the closing prices of the common shares during a two-month period immediately preceding the option granting date, (y) the weighted average of the closing prices of the common shares during the one-month period immediately preceding the option granting date, and (z) the weighted average of closing prices of the common shares during the one week period immediately preceding the option granting date, and (2) the par value of the common shares.
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
     On March 25, 2005, we granted seven of our officers stock options to purchase a total of 610,000 common shares at a price of Won 5,000 per share during the period beginning March 26, 2007 and ending March 25, 2012.
     On February 27, 2006, we cancelled stock options granted to 13 former and current officers (including Senior Executive Vice President Janice Lee) to purchase a total of 1.9 million common shares (following a voluntary surrender of such options by the holders), and on March 8, 2006 we cancelled stock options granted to seven officers (including then Chairman and CEO Soon Yub Kwon) to purchase a total of 2.13 million common shares (following a voluntary surrender of such options by the holders). On March 24, 2006, we granted seven of our officers (including Senior Executive Vice President Janice Lee) stock options to purchase a total of 4.65 million common shares. The exercise price is Won 5,000, and the exercise period is from March 25, 2008 to March 24, 2013.
     We have outstanding employee stock options to purchase a total of 17,936,481 common shares.
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
     We established our employee stock ownership association in November 1997. As of December 31, 2004, 500 employees of hanarotelecom were depositing members of the employee stock ownership association and the association held 2,667,982 shares of our common shares. As of March 31, 2006, 370 employees of hanarotelecom were members of the employee stock ownership association and the association held 1,088,823 common shares.
Item 7. Major Shareholders and Related Party Transactions.
A. Major Shareholders
     The following table sets forth information with respect to the beneficial ownership of our common shares, on a fully diluted basis, as of December 31, 2005, by each person known to us to own beneficially more than 1% of our common shares.

	Shares Beneficially Owned as of
	December 31, 2005
Name	Number	Percent
AIG-Newbridge-TVG Consortium	182,812,500	39.56%
SK Telecom	22,090,000	4.78
Dacom and its affiliated companies	18,727,291	4.05
Korea Investment and Trust Management Co., Ltd.	15,993,227	3.46
Daewoo Securities	12,000,000	2.60
Credit Suisse Financial	6,054,513	1.31

	Shares Beneficially Owned as of
	December 31, 2005
Name	Number	Percent
NTC-SAUDI ARAB MASTER FU	4,999,155	1.08
     The number of shares held by the AIG-Newbridge-TVG Consortium includes shares directly held by Newbridge Asia HT, L.P., AIF II NT Ltd., AOF NT, Ltd., United Classic Investment Limited and five other HT Holdings L.P. companies. As of December 31, 2005, Newbridge directly owned 49,535,799 common shares, AIF II NT Ltd. directly owned 38,456,250 common shares, AOF NT, Ltd. directly owned 24,721,875 common shares, United Classic Investment Limited directly owned 20,392,746 common shares and the HT Holdings L.P. companies directly owned 49,705,830.
     The number of shares held by Dacom includes shares directly held by LGEI Inc. and LG Telecom Co., Ltd. Dacom and the other two companies are members of the LG Group. As of December 31, 2005, Dacom directly owned 8,964,561 common shares and LG Telecom directly owned 5,397,574 common shares.
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
     As of the end of 2005, the number of US residents holding ADRs or our original shares (including Deutsche Bank which was counted as one shareholder) on our shareholder registry was 72 and they owned a total of 7,139,747 common shares, or 1.55% of our outstanding common shares.
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
     As of December 31, 2005, the AIG-Newbridge-TVG Consortium beneficially owned an aggregate of 39.56% of our outstanding common shares.
     Investors’ Rights Agreement
     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the investors with respect to the shares in which they originally invested. We have agreed to file with the U.S. Securities and Exchange Commission, or SEC, a shelf registration statement on Form F-3 covering resales of the investors’ shares by the holders thereof within 90 days after the written request of the investors’ representative (made not less than 360 days after November 18, 2003). We are not required to effect and complete more than three such shelf registration statements. In addition, such holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause us to effect up to six demand registrations pursuant to the terms of the Investors’ Rights Agreement. The term of this agreement terminates upon the earlier of (1) the sixth anniversary of November 18, 2003 or (2) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.
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
Relationship with Dacom
     As of December 31, 2005, Dacom and its affiliated companies beneficially owned 4.05% of our common shares.
     We have entered into several interconnection agreements with Dacom with respect to Dacom’s domestic and international long distance networks and data communications network, several of our local telephony service areas and certain telecommunications facilities. We have also acquired from Dacom a right to use two Korea — Japan international leased lines each supporting a bandwidth capacity of 155 Mbps, three Korea — Asia international leased lines (half circuits), two Korea — Vietnam international leased lines (half circuits) and two Korea — Belgium leased lines (half circuits). In addition, we have an agreement with Dacom which allows our subscribers who use Dacom for domestic and international long-distance services to receive only one monthly statement for local, long-distance and international call charges.
Relationship with SK chaebol
     As of December 31, 2005, SK Telecom beneficially owned 4.78% of our outstanding shares. In December 1998 and in February 2001, we entered into an interconnection agreement with SK Telecom, under which we interconnect to SK Telecom’s mobile telecommunications network and wireless paging service network. The interconnection charges are based on the standard rates established by the Korean government. Pursuant to the February 2001 agreement, we entered into a further agreement with SK Telecom in July 2001, under which SK Telecom’s mobile telecommunications network is connected to our local telephone network in the following cities: Jeon-ju, Chang-won/Masan, Chung-ju, Chun-ahn and Su-chun.
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
     For time to time, we have provided secured or guaranteed interest-free loans to cable network operators. These loans were provided pursuant to a loan program we commenced in 2000 as a means of ensuring that cable television network system operators, with which we had or intended to have network leasing arrangements, had the funds to upgrade their networks. The terms of each of those loans require repayment after a specified period (ranging from one year to three years) from the date of the loan by equal installments on a quarterly basis for two years. As of December 31, 2005, we had outstanding interest-free loans to a cable network operator in the amount of Won 70 million. The loan agreements require the cable network operators to use the loan proceeds to upgrade their systems so that our services can be provided over their networks. The loan agreements also require the borrower to lease to us its cable network for our HFC-based Internet access services upon completion of the system upgrade.
Relationship with Dreamline
     In December 2001, we acquired a 32.2% equity interest in Dreamline and in January 2002, we entered into an agreement with Dreamline to outsource to it our subscriber sales business. Our equity interest in Dreamline was reduced to 14.18% in January 2004. The scope of the outsourced business includes management of our subscribers, attracting new subscribers, receipt of subscriptions and handling other subscription related operations. In April 2002, we also entered into an agreement with Dreamline to outsource to it the business of managing our marketing channels and regional sales offices and to provide installation and customer services to our subscribers in our HFC service areas. The term of each of these agreements is one year (renewable for one year periods), and has been renewed on the same terms and is currently in effect. Under a stock purchase agreement with CJ Corporation, the previous controlling shareholder of Dreamline, CJ Corporation, has an obligation not to compete, directly or indirectly, with us in the leased line and broadband services or other related or similar services for five years from the closing of the stock purchase agreement. However, affiliates of CJ Corporation have been engaged in business in those service areas, and we filed certain lawsuits against CJ Corporation to enjoin its affiliates from providing such services and to seek monetary compensation caused by said violation and CJ Corporation’s failure to disclose certain contingent tax liabilities. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings.”
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information.
A. Consolidated Statements and Other Financial Information
     The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this Annual Report.
Legal Proceedings
     Legal Proceeding related to Horizontal Collusion with other Telecommunications Companies
     In 2005, the Korean Fair Trade Commission, or the FTC, announced that, together with KT, we formed a price cartel with other telecommunications companies with respect to local telephony service, leased line service, domestic long distance telephony service and broadband service, and imposed an aggregate fine of Won 2,498 million and certain administrative orders, including publication of our violation in a daily newspaper. We have objected to the monetary fine and certain administrative orders, and have subsequently filed a series of lawsuits against the FTC in the Seoul High Court, seeking cancellation of the fines and certain administrative orders imposed by the FTC against us. Currently, three lawsuits are pending, and the outcomes of these lawsuits are uncertain.
     Following the announcement of the FTC decision, a citizen activist group announced its intention to solicit subscribers harmed by the horizontal collusion to file a civil lawsuit against us and KT. After such solicitation, in October 2005, a total of 484 of our subscribers for local telephony service have filed lawsuits seeking monetary damages from us and KT, based on the FTC conclusion of horizontal collusion with respect to local telephony service. The lawsuits are pending in the Seoul Central District Court and we are uncertain as to the outcome of the lawsuits. If damages are awarded to the plaintiffs in these lawsuits, we may face additional actions from the same subscribers based on findings of horizontal collusion with respect to other services and/or by other subscribers based on similar grounds. The outcome of current or any possible related lawsuits may adversely affect our competitive environment.
     Legal Proceedings related to Internet Outage
     On January 25, 2003, the Slammer Worm originating from countries such as the United States and Australia infected the MS SQL Server 2000 of Microsoft Corporation and disrupted the Internet service between Microsoft and a number of other Internet service providers, including us. As a result, numerous Internet users experienced outages for five hours and five minutes on their email servers and websites. We are a party to some legal proceedings in relation to such outages, including one proceeding we assumed from Thrunet as a result of our merger with Thrunet.
     On February 25, 2003, with the help of the Green Consumer Network, a citizen activist group, seven customers filed a petition with the Communications Commission. On October 13, 2003, the Communications Commission awarded damages to the petitioners according to the terms of our standard hanafos service agreement. However, the Communications Commission awarded only actual damages for the disruption of service for five hours, without imposing a penalty on us, which resulted in an award of Won 1,974 for the seven petitioners. To challenge this award, we filed a countersuit with the Seoul Central District Court on December 12, 2003, seeking declaratory judgment that we have no liability against the petitioners.
     On April 30, 2003, 1,516 Internet users (out of whom 421 were our customers), 71 Internet cafe owners and OhmyNews, Co., Ltd., an Internet news media business, also sued a number of Internet service providers, including us, Microsoft, and the Government for failure to provide stable Internet service without major disruptions, negligence in maintaining a stable network system and failure in taking necessary measures to prevent further damage. The total sum claimed by these plaintiffs is Won 0.1 billion. Among these lawsuits, the court rejected a lawsuit filed by OhmyNews alleging that the defendant has no obligation to procure a stable network system against OhmyNews. Co., Ltd., which was not a direct customer under any agreement with the defendant.
     The legal proceedings immediately described above (other than the lawsuit raised by OhmyNews Co., Ltd.) are currently pending in the Seoul Central District Court. We are not certain whether the outcome of the above legal proceedings will be decided in our favor. If we lose, we may face additional legal actions based on similar grounds by other customers or Internet users, which could adversely affect our business, financial condition and results of operations.
     Legal Proceedings against CJ corporation
     In December 2001, we acquired 32.2% equity interest in Dreamline, which was reduced to 14.18% in January 2004. Under a stock purchase agreement with CJ Corporation, the previous controlling shareholder of Dreamline, CJ Corporation, has an obligation not to compete, directly or indirectly, with us in the leased line and broadband services or other related or similar services for five years from the closing of the stock purchase agreement. However, CJ Corporation has continuously been engaged in competition with us in those service areas through its affiliates, and on August 23, 2005, we commenced a lawsuit in the Seoul Central District Court against CJ Corporation seeking to enjoin CJ Corporation from engaging in such business through its affiliates. Our claim also included compensation for damages caused by said violation and failure of CJ Corporation to disclose certain contingent tax liabilities in connection with our acquisition of the equity interest in Dreamline in the amount of about Won 16.8 billion. We also filed a preliminary injunction in the competent court seeking immediate suspension of CJ Corporation engaging in prohibited business through its affiliates. We won the preliminary injunction in the Seoul Highest Court, and the court decided in our favor to impose on CJ Corporation a monetary penalty equivalent to Won 20 million per day, if CJ Corporation continuously engages in such prohibited business during the period prohibited under the stock purchase agreement. CJ Corporation appealed the injunction awarded by the court. The court has not yet issued a final decision on the preliminary injunction, and the main lawsuit has not been finally determined. We are also discussing with CJ Corporation the possible settlement of all relevant lawsuits subject to the satisfaction of certain conditions, but a conclusive settlement has not yet been reached.
     Other Legal Proceedings
     There are several other legal proceedings to which we are a party. However, such pending legal proceedings involve minor claims, none of which is likely to have a material adverse effect on our business or financial condition.
Dividend Policy
     Under our Articles of Incorporation, we are permitted to pay dividends to our shareholders beginning in the first fiscal year in which our aggregate carried-over loss incurred since the date of commencement of our local telephony services has been made up in full. In addition, the declaration and payment of dividends are subject to our earnings, our financial condition and other factors. We may decide that it is not in our best interest to pay dividends in any particular period. We currently expect to pay no dividends for 2006. If we declare cash dividends, the dividends will be paid to the depositary for the ADSs in Won and then converted by the depositary into U.S. dollars.
B. Significant Changes
     None.
Item 9. The Offer and Listing
A. Offer and Listing Details
Market Price Information
     With the enactment of the Korea Securities and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc. or the KRX. There are three different markets run by the KRX: the KRX Stock Market, the KRX KOSDAQ Market and the KRX Futures Market. The KRX, headquartered in Busan, has one branch located in Seoul. Our common shares are traded on the KRX KOSDAQ Market, under the symbol “033630.” Our shares were listed on Korea Securities Dealers Association Automated Quotation Market (KOSDAQ) in November 1998.
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
     The following table sets forth, for the periods indicated, (1) the high and low sales price for our common shares as reported on the KRX, (2) the average daily trading volume of our shares, (3) the highs and lows of the KOSDAQ Index and (4) the highs and lows of the KOSPI:

	Price per share of				Average daily
	our common shares				trading volume of	KOSDAQ		KOSPI
	High		Low		our shares	High	Low	High	Low
Year ended December 31
2001	Won	5,580	Won	1,930	6,508,725	876.50	460.50	704.50	468.76
2002		7,850		3,120	5,082,647	943.00	436.70	937.61	584.04
2003		4,420		2,100	6,339,993	535.00	346.40	822.16	515.24
2004		3,650		2,345	2,073,122	491.53	324.71	936.06	719.59
2005		3,585		2,380	3,471,167	747.96	390.40	1379.37	870.84
Quarter Ended
March 31, 2004		3,650		3,205	1,956,487	458.40	420.28	907.43	821.26
June 30, 2004		3,350		2,345	2,623,955	491.53	361.17	936.06	728.98
September 30, 2004		3,325		2,370	1,798,398	383.84	324.71	857.15	719.59
December 31, 2004		3,640		3,165	1,930,121	382.71	350.70	895.92	808.14
March 31, 2005		3,585		2,865	3,192,942	515.04	390.40	1,022.79	870.84
June 30, 2005		2,880		2,380	2,049,783	503.21	423.30	1,010.80	911.30
September 30, 2005		2,920		2,400	5,136,015	571.95	492.66	1,231.22	1,018.02
December 31, 2005		2,860		2,515	3,443,690	747.96	573.19	1,379.37	1,140.72
March 31, 2006		3,000		2,345	5,240,090	754.97	601.33	1,421.79	1,297.43
June 30, 2006 (through May 31)		6,270		2,600	4,617,081	704.57	620.20	1,464.70	1,295.76
Month Ended
December 31, 2005		2,665		2,515	3,666,427	747.96	688.23	1,379.37	1,305.98
January 31, 2006		3,000		2,510	7,593,154	754.97	601.33	1,421.79	1,297.43
February 28, 2006		2,720		2,395	5,895,930	682.36	639.92	1,375.97	1,303.84
March 31, 2006		2,690		2,345	2,397,764	679.19	637.41	1,367.70	1,309.83
April 30, 2006		3,090		2,600	5,218,837	704.57	677.28	1,452.53	1,379.75
May 31, 2006		6,270		5,710	3,187,909	691.89	620.20	1,464.70	1,295.76
     A reverse stock split (2:1) without payment to shareholders was approved at our annual shareholders’ meeting held on March 24, 2006. As a result, the number of total outstanding shares decreased from 463,353,012 to 231,676,506 and paid-in capital decreased from Won 2,316,765,060,000 to 1,158,382,530,000 as of May 3, 2006, the effective date of capital reduction. Due to the closing of the shareholder register, trading was suspended from April 27, 2006 through May 18, 2006. The data set forth above does not include any retroactive adjustments to the price and trading volume of our shares for the reverse stock split. In addition, the above data were tabulated excluding the price and trading volume of our shares during the trading suspension period.
     As of May 2, 2006, the number of our shareholders was 105,502. On May 19, 2006, the first day of trading after capital reduction, the closing price of our common shares was Won 6,270 per share. As of May 30, 2006, the closing price was Won 5,880 per share.
     Our ADSs have been quoted on the NASDAQ National Market under the symbol “HANA”(“HANAD” for 20 trading days from May 19, 2006, which was the first day of trading after capital reduction ) since March 29, 2000. The price of our ADSs on NASDAQ as of its close of trading on May 31, 2006 was $5.59 per ADS. The table below shows the high and low closing prices of the ADSs on NASDAQ since our listing. The following figures regarding the price and trading volume of the ADSs include the retroactive adjustments to reflect the reverse stock split to all periods prior to such transaction.

			Average daily
	Price per share of our ADS		trading volume of
	High	Low	our shares
Year ended December 31
2001	$8.40	$2.84	19,970
2002	11.36	5.00	4,449
2003	7.54	3.48	9,981
2004	8.76	3.82	19,860
2005	7.26	4.50	5,420
Quarter Ended
March 31, 2004	8.76	5.30	40,812
June 30, 2004	5.74	4.12	15,710
September 30, 2004	5.98	3.82	16,844
December 31, 2004	6.88	5.72	6,598
March 31, 2005	7.26	5.46	7,016
June 30, 2005	5.80	4.66	7,495
September 30, 2005	5.80	4.70	2,842
December 31, 2005	5.36	4.50	4,384
March 31, 2006	6.00	4.58	3,903
June 30, 2006 (through May 31)	6.30	4.58	4,963
Month Ended:
December 31, 2005	5.10	4.50	6,939
January 31, 2006	6.00	4.80	5,526
February 28, 2006	5.60	4.62	2,352
March 31, 2006	5.22	4.58	3,775
April 30, 2006	6.30	5.20	6,085
May 31, 2006	5.85	4.58	2,437
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs have been quoted on the NASDAQ National Market under the symbol “HANA” since March 29, 2000. We have decided to pursue deregistration from the SEC and delisting of our ADSs from NASDAQ and the decision was filed with the SEC on February 22, 2006. We will pursue the delisting and deregistration process after the relevant law of the United States is enacted and we meet the basic requirements for such process.
     Our common shares have been traded on the KRX KOSDAQ Market under the symbol “033630” since November 1998.
Description of KOSDAQ
     The KOSDAQ was launched on July 1, 1996 as an alternative investment market to the Korea Stock Exchange, the principal stock exchange in Korea. With the enactment of the Korea Stock and Futures Exchange Act, which came into effect on January 27, 2005, the three existing spot and futures exchanges (which were the Korea Stock Exchange, Korean Futures Exchange, and KOSDAQ) and KOSDAQ Committee, a sub-organization of Korea Stock Dealers Association, were merged and integrated into a newly established joint-stock company called the Korea Exchange Inc. The KOSDAQ, which became KRX KOSDAQ Market, a division of newly established KRX, is originally modeled after the NASDAQ National Market. However, unlike NASDAQ, shares listed on the KRX KOSDAQ Market are traded by the KRX KOSDAQ Market participants and their brokers through market-makers at a physical exchange located in Seoul, Korea. The participants also use a central electronic trading system designed to increase the speed at which orders are matched. The trading hours for the KRX KOSDAQ Market are 9:00 a.m. to 3:00 p.m. Margin trading is not permitted on the KRX KOSDAQ Market and daily price changes are limited to a range of 15%% of the closing price for the previous trading day.

     The KRX KOSDAQ Market has grown significantly since its inception. As of May 31, 2006, 925 companies were listed on the KRX KOSDAQ Market with an aggregate market capitalization of Won 66.3 trillion. The average daily turnover for 2005 was Won 1,793 billion. Market capitalization on the KRX KOSDAQ Market is heavily concentrated in the larger companies, with the top 10 companies comprising approximately 22.70% of total market capitalization and the companies that rank in the top 5% accounting for 38.41% of total market capitalization as of May 31, 2006. Companies listing on the KRX KOSDAQ Market must meet its listing requirements and register with the Financial Supervisory Commission of Korea.
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information.
A. Share Capital
     On March 24, 2006, our shareholders approved a capital reduction to improve our financial structure. The capital reduction was completed on May 3, 2006, and as a result, our issued and outstanding shares changed to 231,676,506 common shares from 463,353,012 common shares and our paid-in capital changed to Won 1,158,382,530,000 from Won 2,316,756,060,000.
B. Memorandum and Articles of Incorporation
     The section below provides summary information relating to the material terms of our capital stock and our Articles of Incorporation. It also includes a brief summary of certain provisions of the Securities and Exchange Act, the Commercial Code and related laws of Korea, all as currently in effect.
Objectives
     Article 2 of our Articles of Incorporation states our objectives as follows:
•	to play a leading role in the nation’s efforts to accomplish a society of multimedia super-highway telecommunications industry by efficient performance of telecommunications business;

•	to establish and operate the nation’s second basic communication service network, as a preparation against any national disaster or calamity, by establishing diversified communication channels and an automatic recovery system; and

•	to enhance the improvement of end users’ convenience and public welfare.

General
     Currently, we are authorized to issue 700,000,000 shares of stock. Under our Articles of Incorporation, we are authorized to issue four classes of stock, which are registered common stock, registered preferred stock, registered convertible stock and registered redeemable stock. Our issued and outstanding shares are all registered common stock.
     As of June 13, 2006, and as a result of a recent capital reduction, we had a total of 231,676,506 shares issued and outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional shares without further shareholders’ approval as provided in our Articles of Incorporation. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares. We can issue share certificates in denominations of up to 10,000 shares. Our common shares have a par value of Won 5,000 per share.
Directors
     No director who has a special interest in a matter for resolution can exercise his vote upon such matter. Under the recent amendment of the Korean Securities and Exchange Act, we are prohibited from lending money (or other equivalent assets) to, or providing security or guaranteeing in favor of each of our board of directors or any of our major shareholders (including any specially related person), except in certain circumstances.
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
     Under the Korean Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period and (3) the legal reserve to be set aside for the annual dividend. In addition, we may not pay an annual dividend unless we have set aside as legal reserve an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to reduce an accumulated deficit.
Distribution of Free Shares
     In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. We must distribute such free shares to all our shareholders in proportion to their existing shareholdings.

Preemptive Rights and Issuance of Additional Shares
     We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date.
     Our shareholders are entitled to subscribe for any newly issued shares in proportion to the number of shares they own, except that under our Articles of Incorporation, if the new shares will be (1) issued to the public in accordance with the Korean Securities and Exchange Act, (2) issued by public offering in accordance with the Korean Securities and Exchange Act, (3) issued to our employee stock ownership association as provided in the Korean Securities and Exchange Act, (4) issued in the form of depositary receipts in accordance with the Korean Securities and Exchange Act, (5) issued upon the exercise of stock options which are provided in accordance with the relevant provision of the Korean Securities and Exchange Act, (6) issued to a foreign telecommunications company or a foreign financial or investment company that has completed the foreign investment procedures for the purpose of a strategic alliance relating to our business or (7) issued to domestic and foreign investors or our officers or employees up to an amount not exceeding 50% of the then current total issued and outstanding shares for the purpose of realizing our business objectives, including, but not limited to, improving our financial structure and entering into new business areas, our board of directors may pass a resolution to issue the new shares to persons other than existing shareholders.
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
     Under the Korean Securities and Exchange Act, employee stock ownership associations of the companies that are listed or will be listed on the KRX Stock Market generally have a preemptive right to subscribe for up to 20% of the shares publicly offered. Although we are not a company whose shares are listed on the KRX Stock Market, we have by our Articles of Incorporation opted to grant a right of preemption to our employee stock ownership association on the same terms as are applicable to companies listed on the KRX Stock Market.
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
     We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing not less than two notices in each of the two daily newspapers published in Seoul, Korea such as “The Seoul Shinmun” and “Maeil Economic Daily Newspaper,” at least two weeks in advance of the meeting. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.
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
     Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the KRX (1) an annual report within 90 days after the end of our fiscal year, (2) a half year report within 45 days after the end of the first six months of our fiscal year and (3) quarterly reports within 45 days after the end of the third month and the ninth month of our fiscal year. Copies of these reports are or will be available for public inspection at the FSC and the KRX.
Transfer of Shares
     Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal or specimen signature with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.
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
     Our transfer agent is Korea Securities Depository, located at 34-6, Yoido-dong, Youngdeungpo-ku, Seoul, Korea.
Acquisition of Shares by hanarotelecom
     We may not acquire our own shares except in limited circumstances, such as reduction in capital and acquisition of our own shares for the purpose of granting stock options to our officers and employees. Under the Korean Commercial Code and the Korean Securities and Exchange Act, except in the case of a reduction of capital (in which case we must retire the shares immediately), we must resell any shares acquired by us to a third party within a reasonable time. Notwithstanding the foregoing restrictions, under the Korean Securities and Exchange Act, we may acquire our own shares through purchases on the KRX KOSDAQ Market or through a tender offer. The aggregate purchase price for the shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and legal reserves required to be set aside for that fiscal year, subject to certain procedural requirements.
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
B. Material Contracts
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
     Under the amended reorganization plan which was approved by Thrunet’s creditors committee, interested parties’ meeting and the bankruptcy court, Thrunet reduced its capital and as a result, we acquired 96.22% of Thrunet’s outstanding common shares. The Thrunet acquisition agreement requires

50% of the shares to be acquired by us to be locked up for a one-year period in an account with the Korea Securities Depository.
     The agreement provided for limited indemnification. We are not able to claim any damages from Thrunet, the reorganization court or the lead manager for the Thrunet acquisition transaction.
     Investment Agreement between hanarotelecom and an Investment Consortium led by AIG, Newbridge and TVG
     On September 9, 2003, we entered into an Investment Agreement with AIF II NT, Ltd., AIG Asian Opportunity Fund L.P. (which later assigned its rights and obligations under the Investment Agreement to AOF NT, Ltd.) and Newbridge Asia HT, L.P., referred to as the sponsors below, providing for, among other things, the issuance by us and purchase by the sponsors, together with co-investors designated by the sponsors (together, referred to as the “investors”), of an aggregate of 182,812,500 common shares of hanarotelecom at a purchase price of Won 3,200 per share having an aggregate value of Won 585 billion. The Investment Agreement provides that we will not take certain significant corporate actions without the consent of the investors so long as the investors, together with their affiliates, continue to hold an aggregate of 15% or more of our outstanding common shares. In connection with the Investment Agreement, we entered into an Investors’ Rights Agreement with the investors and a Management Rights Agreement with certain of the investors, each dated as of November 18, 2003. A summary of each such agreement is set forth below.
     Investors’ Rights Agreement
     Pursuant to the Investors’ Rights Agreement, we have provided certain registration rights to the investors with respect to the shares, in which they invested. We have agreed to file with the SEC a shelf registration statement on Form F-3 covering resales of those shares by the holders thereof within 90 days after the written request of the investors’ representative (made not less than 360 days after November 18, 2003). We are not required to effect and complete more than three such shelf registration statements. In addition, the holders have certain rights to “piggyback” on other registration statements relating to our common shares and the right to cause us to effect up to six demand registrations pursuant to the terms of the Investors’ Rights Agreement. The term of this agreement terminates upon the earlier of (1) the sixth anniversary of November 18, 2003 or (2) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.
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
     Redemption. We will make an offer to redeem all outstanding securities at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and applicable Korean taxes, in the event that a change of control of hanarotelecom and subsequent reduction in rating with respect to the securities occurs after November 13, 2008, or after the cancellation of hanarotelecom’s senior secured credit facility agreement with various financial institutions. hanarotelecom is not required to redeem outstanding securities under the above conditions if a third party offers to redeem all outstanding securities at the same or a higher redemption price.
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
     Repayment of Term Loans. We will repay the loan facilities in installments by repaying a certain percentage of the principal amount on dates specified in the agreement. For the Facility A Loan, the first installment was made on February 13, 2006, and the last installment will be made on November 13, 2008. The percentage of principal to be repaid in any single installment ranges from 3.75% to 11.25%. For the Facility B1 Loan and Facility B2 Loan, the initial installments will be made on February 13, 2007, and the last installments will be made on May 13, 2010. The percentage of principal to be repaid in any single installment ranges from 6.0% to 8.0%.
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

	Base Rate	Margin(1)
Facility A Loan	3-month LIBOR	1.850%
Facility B1 Loan	3-year A+-rated corporate bond base rate	2.050%

	Base Rate	Margin(1)
Facility B2 Loan	3-month LIBOR	2.050%
Facility C Loan	91-day CD base rate	2.075%

(1)	The margins may be adjusted by up to 0.75 percentage points if our credit rating is upgraded.
     Ranking. Our payment obligations under the secured credit facility agreement rank equally with the claims of all of our other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law. We have granted a security interest with respect to a significant portion of our property to the lenders under the secured credit facility agreement.
     Events of Default. Events of default under the agreement include, among other things: (1) default in payment; (2) breach of certain covenants and other obligations under the agreement; (3) misrepresentation; and (4) insolvency. In the event of default, all commitments are immediately cancelled and all loans, together with accrued interest and other outstanding amounts, are immediately due and payable.
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
     TV-Portal and IP-TV Business Cooperation Agreement among hanarotelecom, Celrun Co., Ltd. and CelrunTV
     On February 6, 2006, we signed a Memorandum of Understanding with Celrun Co., Ltd., CelrunTV (whose corporate name was changed to hanaromedia Inc. and became our affiliated company on May 2, 2006) and Young-Min Kim, who is Representative Director and shareholder of CelrunTV, regarding the transfer of a portion of the common shares of CelrunTV and the future issuance of new shares of CelrunTV. We also signed a business cooperation agreement. Pursuant to the agreements, we initially acquired 780,000 registered common shares of CelrunTV, representing 65% of its total outstanding shares (par value of Won 5,000 per share), for Won 5.5 billion.
     Following our initial acquisition, CelrunTV carried out a capital increase amounting to Won 20 billion through a new share issue at the end of March 2006. The Memorandum of Understanding provides that we will acquire 65% of such newly issued shares at Won 13 billion, Won 6.5 billion of which was acquired at the end of March 2006, and the other Won 6.5 billion of which will be acquired by the end of June 2006.
     Provision of services. We will provide our broadband Internet subscribers with TV-Portal service, Internet-based TV video-on-demand, or VOD, service and Internet-based IP-TV service. Revenues accrued from the provision of these services will be recognized as our revenues. For broadband subscribers of other Internet service providers and B2B subscribers, CelrunTV will provide the services, and the relevant revenues will be recognized as revenues of CelrunTV.
     Exclusive use and provision of services. We have agreed to obtain the services only through CelrunTV for five years from the date of the agreement unless Celrun Co., Ltd.’s stake in CelrunTV becomes less than 10%. Celrun Co., Ltd. will be the exclusive supplier of set-top boxes for two years if it can supply them at the lowest unit price compared to other suppliers and will not discontinue supplying set-top boxes or after-sale services as long as we or CelrunTV provide the services.

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
Reporting Requirements for Holders of Substantial Interests
     Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KRX within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KRX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month in which the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.
     Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.
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
     Upon a foreign investor’s purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), asset management companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders’ right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.
     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, entities licensed to be engaged in futures transaction business under Korean Futures Transaction Law, internationally recognized foreign custodians and the Korea Securities Depository are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits such shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor in circumstances where such compliance is made impracticable, including cases where such compliance would contravene the laws of the home country of such foreign investor.
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
E. Taxation
Korean Tax Considerations
     The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable (“non-resident holders”). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.
     Dividends on the Shares or ADSs
     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the “beneficial owner” of a dividend, a reduced withholding tax rate of 11% or 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:
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
     If you sell your shares or ADSs, the purchaser or, in the case of the sale of shares on the KRX Stock Market or through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11% of the gross realization proceeds and to make payment thereof to the Korean tax authority, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of its acquisition and transfer costs for the ADSs. In order to obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company (or through the Korea Securities Depository), as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of its claim for treaty protection. Furthermore, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income. However, excess taxes withheld are generally not recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.
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
U.S. Federal Income Tax Considerations
     The following discussion describes the material U.S. federal income tax considerations that may be relevant to a holder of our common shares or ADSs that is a U.S. Holder (as defined below) with respect to the receipt of distributions on, and the disposition of, common shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations). Except as specifically set forth herein, this discussion deals only with common shares and ADSs held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of common shares or ADSs in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, banks, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or foreign currencies, traders that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt investors, persons holding common shares or ADSs as a position in a “straddle,” as a part of a short-sale, or as part of a hedging, conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of hanarotelecom or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.
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
     For taxable years that begin before 2011, dividends paid by hanarotelecom should be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains, provided hanarotelecom qualifies as a Qualified Foreign Corporation, or QFC. A company may qualify as a QFC if it is eligible for benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury has determined is satisfactory for QFC treatment and which includes a provision for the exchange of information. Korea has a comprehensive income tax treaty with the United States which satisfies the two requirements above. The reduced rate should apply if the distribution is made with respect to equity rather than indebtedness and is made out of earnings and profits. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a passive foreign investment company for U.S. federal income tax purposes. A U.S. Holder will be eligible for the reduced rate only if it has held the common shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and satisfies certain other requirements. All U.S. Holders are urged to consult their own tax advisers regarding the special reduced rates for dividends paid by QFCs.
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
     You may request a copy of these filings, at no cost, by writing or telephoning us at Asia One Building, 17-7 Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea, 150-874, Attention: Investor Relations Team, telephone number: (+82-2) 6266-4629.
I. Subsidiary Information.
     Please refer to discussion under “Item 4.C. Organizational Structure.”
Item 11. Quantitative and Qualitative Disclosures about Market Risk.
     We are exposed to the impact of interest rate changes, foreign currency fluctuations and changes in the estimated fair values of our investments.
     Interest Rate Risk
     Our exposure to risk for changes in interest rates relates primarily to our short-term investments and our syndicated loan which has a floating interest rate.
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
     Our cash and cash equivalents consist of cash on hand, passbook accounts and money market deposit accounts. We do not expect any material loss with respect to our cash and cash equivalents as a result of interest rate changes, and the estimated fair value of our cash and cash equivalents approximates original cost.
     Our short-term financial instruments consist of time deposits, money market deposit accounts and repurchase agreement securities. As our short-term financial instruments are readily convertible to known amounts of cash and have short maturities, we do not expect material loss with respect to our short-term financial instruments as a result of interest rate changes.
     The risk of exposure to variable interest rates has been hedged by entering into swap contracts with Korea Development Bank and other banks under which we receive variable interest rates and pay fixed interest rates. Therefore, we do not expect any material loss with respect to our syndicated loan as a result of interest rate changes.
     Foreign Currency Risk
     Most of our expenses and all of our revenues are incurred in Korean Won, which is our functional currency. As of December 31, 2005, Won 705.0 billion, representing 72.3% of our total debt, is denominated in U.S. dollars. Of the Won 705.0 billion of our U.S. dollar denominated debt, Won 502.3 billion relates to February 2005 Notes and Won 202.7 billion relates to borrowings under the Senior Secured Credit Facility. We have entered into foreign currency swap contracts with respect to all our U.S. dollar denominated debt.
     Currently, we have no other significant foreign currency denominated liabilities. Because substantially all of our revenues are denominated in Won, any significant changes in exchange rates between the Won and the U.S. dollar will affect us due to the effect of such changes on the amount of funds required by us to make interest and principal payments on our U.S. dollar denominated debt. In December 2003 and February 2004 and on February 1, 2005, we entered into foreign currency swap contracts with Development Bank of Singapore, Korea Development Bank and other banks in connection with the Senior Secured Credit Facility and the February 2005 Notes to hedge the exposure to changes in the foreign currency exchange rate. As a result, we do not expect to incur any material losses with respect to the Senior Secured Credit Facility or the February 2005 Notes as a result of foreign exchange rate changes.
     We estimate that any losses we would incur from any depreciation of the Won against the U.S. dollar resulting from unhedged U.S. dollar denominated liabilities would be negligible. This is due to our policy that all foreign currency denominated liabilities be fully hedged.
     Third Party Credit Risk
     It is our policy to limit the amount of our credit exposure to any one issuer. We are averse to principal loss and seek to preserve our invested funds by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing only in high credit quality securities that we believe to be low risk and by positioning our portfolio to respond appropriately to a significant reduction in the credit rating of any investment issuer or guarantor. In addition, it is our policy that all foreign exchange investments be fully hedged. Substantially all of our floating rate debt is hedged.
Item 12. Description of Securities Other Than Equity Securities.
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     None.
Item 14. Material Modifications of the Rights of Security Holders and Use of Proceeds.
     None.
Item 15. Controls and Procedures.
     Mr. Byung Moo Park, our Chief Executive Officer and Representative Director, and Ms. Janice Lee, our Chief Financial Officer and Senior Executive Vice President, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the United States Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, these controls and procedures were effective.
     There have been no changes in internal control over financial reporting during the fiscal year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. During this period, however, we changed the accounting treatment of certain lease and commission expenses, which were previously recorded on an invoice basis, to an accrual basis. The financial results reported in this Form 20-F for prior periods have been restated to reflect such accounting treatment correction.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     Our Audit Committee consists of three outside directors: Sung Kyou Park, Sun Woo Kim and Peter Whang. Mr. Byung Moo Park resigned from our audit committee and was appointed as our Representative Director at our annual shareholders’ meeting held on March 24, 2006. Peter Whang was appointed as a member of our audit committee at the annual shareholders’ meeting held on March 24, 2006. All of the Audit Committee members comply with the requirements under applicable Korean law and stock exchange rules. In addition, Sung Kyou Park and Sun Woo Kim are independent directors as defined in Rule 4200(15) of the NASDAQ Marketplace Rules.
     Our board of directors has determined that Mr. Sung Kyou Park is an “audit committee financial expert” as defined in Item 16A of Form 20-F, in light of his extensive experience with management responsibilities for over 10 years, and in particular, his experience in actively supervising principal financial officers, controllers, accounting officer or persons performing similar functions in preparing, auditing, analyzing and evaluating financial statements of companies. See “Item 6. Directors, Senior Management and Employees” for more information on Mr. Park’s educational background, qualifications and work experience.
Item 16B. Code of Ethics
     In April 2003, we adopted a written code of ethics for our directors, officers and employees. The original Korean version of our code of ethics is available on our website at www.hanaro.com. There has been no amendment to our code of ethics since its inception except the change of our corporate name from “Hanaro Telecom Inc.” to “hanarotelecom incorporated” effective from March 30, 2005.
Item 16C. Principal Accountant Fees and Services
     Deloitte HanaAnjin LLC (formerly known as Anjin Deloitte LLC), a member firm of Deloitte Touche Tohmatsu, has served as our independent accountants for each of the fiscal years in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional services and other services rendered by Deloitte HanaAnjin LLC to us in 2004 and 2005:

	2004	2005
	(millions of Won)
(a) Audit Fees(1)	Won 370	Won 410
(b) Audit-Related Fees(2)	85	40
(c) Tax Fees(3)	—	—
(d) All Other Fees(4)	—	50

(1)	Audit Fees consist of aggregate fees billed by Deloitte HanaAnjin LLC in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Audit-related Fees consist of aggregate fees billed by Deloitte HanaAnjin LLC for advisory services relating to analyses of multiple accounting issues .

(3)	Tax Fees consist of aggregate fees billed by Deloitte HanaAnjin LLC for the preparation of income tax return and tax advisory services (of which there were none for 2004 and 2005).

(4)	All Other Fees include fees billed by Deloitte HanaAnjin LLC principally for due diligence services relating to our call center and accounting assistance (of which there were none for 2004).
     Our Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent accountants, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     As a foreign private issuer, we are exempt from some corporate governance-related obligations required by NASDAQ with respect to audit committees. NASDAQ Rule 4350(d) requires issuers to adopt a formal written audit committee charter that includes certain specified provisions. Rule 4350(d) further requires issuers to have an audit committee with at least three independent directors. We follow Korean practices in lieu of certain NASDAQ requirements as set forth below:
     NASDAQ Rule 4350(d)(1) requires that issuers adopt a formal written audit committee charter and that the audit committee review and reassess the adequacy of the formal written charter on an annual basis. Korean law does not require a company’s audit committee to adopt a written charter. Furthermore, a formal written audit committee charter, if adopted by a Korean company, would become null and void if it were to violate any Korean law or the articles of incorporation of the company. Our board of directors has adopted the Audit Committee Regulations, or ACR, pursuant to our Articles of Incorporation, but the ACR does not obligate our Audit Committee to review and reassess the adequacy of the ACR on an annual basis. Our ACR, in our view, is not in violation of applicable Korean laws or our Articles of Incorporation.
     NASDAQ Rule 4350(d)(1) sets forth certain responsibilities of an audit committee in relation to outside auditors that must be specified in the formal written charter of an issuer’s audit committee. Under Korean law, an audit committee has the statutory duty to examine the company’s financial statements and the business reports, and based on such examination, to report its opinion to shareholders at the annual general meetings of shareholders. The audit committee also has the statutory duty to oversee the administration of the company’s affairs by the board of directors. Consistent with Korean law, our ACR provides that the appointment of outside auditors is subject to approval by the Audit Committee. Korean law does not impose specific responsibilities on an audit committee in relation to outside auditors in the way that the NASDAQ Rule does, and our ACR has not imposed any such responsibilities.
     Furthermore, NASDAQ Rule 4350 requires independent directors to serve various roles in the Company’s corporate governance practices, and Rule 4200(15) defines the requirements for an “independent director.” With respect to independent directors, we follow Korean practices in lieu of certain NASDAQ requirements as set forth below:

     NASDAQ Rule 4350(c)(1) requires a majority of a company’s board of directors to be independent directors. Under the Korean Commercial Code, or KCC, the Korean Securities and Exchange Act, or KSEA, and related legislation, there is no legal concept which is the same as an independent director within the meaning given by the NASDAQ Marketplace Rules. The KSEA does, however, set forth requirements for outside directors. Under the KSEA, an outside director is defined as a director who does not engage in the day-to-day business operations of the company and who is appointed pursuant to the Section 191-16 of the KSEA. Under the KSEA, individuals with special relationships with a listed company which may interfere with the exercise of independent judgment, are excluded from becoming outside directors of such company. The KSEA further requires that at least one-quarter of the total number of directors of a company listed on the KRX Stock Market or the KRX KOSDAQ Market be outside directors. Moreover, a company, such as ours, with total assets of KRW 2 trillion or more as of the end of the most recent financial year must have outside directors making up more than one-half of the total number of directors. Consistent with this statutory requirement, our Articles of Incorporation require that more than half of the total number of directors be outside directors and that an outside director satisfy the eligibility standards under the KSEA or any other applicable statute. Six out of our ten directors were outside directors as of May 31, 2006.
     NASDAQ Rule 4350(c)(2) requires regularly scheduled meetings of independent directors at which only independent directors are present. The KCC, KSEA or other corporate governance-related Korean statutes do not require regular meetings attended solely by outside directors. Our outside directors do not conduct regularly scheduled meetings at which only outside directors are present. The failure to hold such meetings does not violate applicable Korean laws or regulations relating to corporate governance.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     There have been no purchases made by or on behalf of us or any affiliated purchaser of our shares or ADSs.

PART III
Item 17. Financial Statements.
     We have elected to provide the financial statements and related information specified in Item 18 in lieu of 17.
Item 18. Financial Statements.
     See pages starting on F-1 following Glossary.
Item 19. Exhibits.
     The following documents are filed as exhibits to this Annual Report:

Exhibits	Description
1.1.	Articles of Incorporation, as amended on March 24, 2006 (English translation)

4.1.	Memorandum of Understanding between Celrun Inc. and Kim Young-min, hanarotelecom Inc. and CelrunTV Inc., dated February 6, 2006 (English translation)

4.2.	Business Cooperation Agreement among hanarotelecom, inc., Celrun Co., Ltd. and CelrunTV, dated March 6, 2006 (English translation)

8.1.	List of hanarotelecom’s significant subsidiaries. (See “Item 4.C. Organizational Structure.”)

11.1.	Code of Ethics (English translation)

12.1.	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2.	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1.	Section 906 Certifications required by Rule 13a-14(b) and 18 U.S.C. Section 1350

Signature
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

hanarotelecom incorporated

By:	/s/ Janice Lee

Name:	Janice Lee
Title:	Senior Executive Vice President
and Chief Financial Officer
Date: June 29, 2006

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

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
hanarotelecom incorporated:
We have audited the accompanying consolidated balance sheets of hanarotelecom incorporated and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of hanarotelecom incorporated and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations, changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with financial accounting standards in the Republic of Korea.
Our audits also comprehended the translation of Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
Accounting practices used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in the Republic of Korea, but do not conform with generally accepted accounting principles in the United States of America. The description of the significant differences and the reconciliation of net loss and shareholders’ equity to U.S. generally accepted accounting principles are set forth in Note 28.
Deloitte Anjin LLC
Seoul, Korea
April 14, 2006

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2004		2005		2005
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	~~W~~	168,346	~~W~~	154,918	$153,384
Short-term financial instruments (Notes 4 and 5)		193,716		23,350	23,119
Short-term investment securities (Note 6)		1,121		—	—
Trade receivables, net of allowance for doubtful accounts of ~~W~~62,216 million in 2004 and ~~W~~99,387 million in 2005		205,600		221,259	219,068
Short-term loans, net of discount on present value of ~~W~~209 million in 2004 and ~~W~~400 million in 2005 (Note 9)		7,631		10,260	10,158
Accounts receivable-other, net of allowance for doubtful accounts of ~~W~~55 million in 2004 and ~~W~~27,000 million in 2005, and discount on present value of nil in 2004 and ~~W~~273 million in 2005 (Note 20)		1,306		8,820	8,733
Accrued income		2,083		758	750
Prepaid expenses		13,240		23,537	23,304
Refundable income tax		3,037		3,224	3,192
Advanced payments		26,853		114	113
Inventories		1,864		134	133

		624,797		446,374	441,954

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		68		1,622	1,606
Long-term investment securities (Note 7)		28,816		31,471	31,159
Long-term trade receivables, net of allowance for doubtful accounts of ~~W~~535 million in 2004 and ~~W~~981 million in 2005		1,083		2,349	2,326
Long-term loans, net of allowance for doubtful accounts of nil in 2004 and ~~W~~2,487 million in 2005, and discount on present value of ~~W~~2,709 million in 2004 and ~~W~~1,570 million in 2005 (Note 9)		16,086		9,234	9,143
Long-term non-trade receivables, net of allowance for doubtful accounts of nil in 2004 and ~~W~~1,069 million in 2005, and discount on present value of nil in 2004 and ~~W~~145 million in 2005		—		7,203	7,132
Key-money deposits (Note 20)		72,193		76,359	75,603
Long-term prepaid expenses		12,352		12,729	12,603
Deferred income tax assets (Note 19)		607		195	193
Property and equipment, net (Notes 10, 11, 13 and 24)		2,372,845		2,337,884	2,314,737
Intangibles (Notes 12, 13 and 24)		56,265		108,840	107,762

		2,560,315		2,587,886	2,562,264

Total Assets	~~W~~	3,185,112	~~W~~	3,034,260	$3,004,218

(Continued)

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
AS OF DECEMBER 31, 2004 AND 2005

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY	2004		2005		2005
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables (Note 20)	~~W~~	28,803	~~W~~	30,319	$30,019
Other accounts payable		138,443		138,051	136,684
Advances received		9,983		11,564	11,450
Accrued expenses (Notes 20 and 28)		81,490		144,479	143,049
Withholdings		16,263		19,715	19,520
Income tax payable		653		92	91
Current maturities of long-term debt, net of discount on debentures of ~~W~~6,543 million in 2004 and ~~W~~482 million in 2005, and discount on present value of nil in 2004 and ~~W~~3,844 million in 2005 (Notes 11 and 13)		413,526		242,801	240,397
Forward exchange contracts (Note 15)		33,802		47,420	46,950
Interest swap (Note 15)		17,623		1,859	1,841
Deferred income tax liabilities (Note 19)		—		20	19
Deposits received		1,924		1,856	1,838

		742,510		638,176	631,858

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 13)		399,154		244,979	242,554
Debentures, net (Note 13)		189,518		493,206	488,323
Long-term obligation under capital leases (Note 11)		32,541		12,704	12,578
Long-term advances received		13,142		11,969	11,850
Accrued severance indemnities, net (Note 2)		32,932		32,698	32,374
Long-term deposits received		23,709		27,448	27,176

		690,996		823,004	814,855

Total Liabilities		1,433,506		1,461,180	1,446,713

COMMITMENTS AND CONTINGENCIES (Note 21)

SHAREHOLDERS’ EQUITY (Note 1):
Capital stock (Note 16)		2,310,676		2,310,676	2,287,799
Paid-in capital in excess of par value		341,033		340,917	337,542
Accumulated deficit (Note 28)		(887,158)		(1,096,222)	(1,085,368)
Capital adjustments:
Stock compensation (Note 17)		7,227		11,465	11,351
Valuation gain (loss) on available-for-sale securities, net		(5,764)		3,183	3,151
Valuation loss on interest swap (Note 15)		(17,623)		(1,859)	(1,841)
Minority interests		3,215		4,920	4,871

Total Shareholders’ Equity		1,751,606		1,573,080	1,557,505

Total Liabilities and Shareholders’ Equity	~~W~~	3,185,112	~~W~~	3,034,260	$3,004,218

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions, except per share amount)						(In thousands, except
							per share amount)
OPERATING REVENUE (Notes 20 and 24)	~~W~~	1,383,486	~~W~~	1,449,569	~~W~~	1,589,345	$1,573,609
OPERATING EXPENSES (Notes 18 and 20)		1,312,792		1,335,639		1,550,823	1,535,468

OPERATING INCOME (Note 24)		70,694		113,930		38,522	38,141

NON-OPERATING INCOME:
Interest income		18,465		18,497		16,637	16,472
Gain on disposal of short-term investment securities		315		—		—	—
Gain on disposal of long-term investment securities		145		109		439	435
Gain on disposal of investment securities using the equity method		—		—		25,391	25,140
Gain on disposal of property and equipment		1,102		885		3,962	3,923
Gain on foreign currency transactions		267		1,404		8,881	8,793
Gain on foreign currency translation		19		33,823		11,699	11,583
Gain on early redemption of debentures (Note 13)		870		—		—	—
Gain on valuation of forward exchange contract		173		—		—	—
Gain on transaction of forward exchange contract (Note 15)		343		242		—	—
Other		5,273		7,215		16,188	16,027

		26,972		62,175		83,197	82,373

NON-OPERATING EXPENSES:
Interest expense (Note 13)		139,330		100,882		98,814	97,836
Asset Backed Securities payable expense (Note 14)		9,028		490		—	—
Loss on foreign currency transactions		764		354		264	261
Loss on foreign currency translation		138		11		1,092	1,081
Loss on disposal of short-term investment securities		2,117		86		29	28
Loss on disposal of long-term investment securities		—		1		1,381	1,367
Loss on valuation of trading securities		307		—		—	—
Impairment loss on short-term investment securities (Note 6)		940		450		1,120	1,109
Impairment loss on long-term investment securities (Note 7)		3,385		2,539		4,045	4,005
Donations		800		306		312	309
Loss on early redemption of debentures (Note 13)		308		—		165	163
Loss on early redemption of long-term debt (Note 13)		—		—		2,235	2,213
Loss on redemption of long-term obligation under capital leases (Note 11)		—		—		58	57
Loss on valuation using the equity method (Note 8)		23,142		—		—	—
Loss on disposal of property and equipment		1,326		1,246		2,154	2,133
Loss on disuse of property and equipment (Note 10)		61,333		20,726		60,586	59,986
Loss on valuation of forward exchange contract (Note 15)		—		33,975		19,842	19,646
Loss on transaction of forward exchange contract (Note 15)		—		173		—	—
Impairment loss on intangibles (Note 12)		—		86		79,641	78,852
Other bad debt		—		—		12,127	12,007
Non-operating expense-other (Note 2)		4,513		—		22,039	21,821
Other		11,147		931		7,602	7,528

		258,578		162,256		313,506	310,402

     (Continued)

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions, except per share amount)						(In thousands, except
							per share amount)
ORDINARY INCOME (LOSS)	~~W~~	(160,912)	~~W~~	13,849	~~W~~	(191,787)	$(189,888)

EXTRAORDINARY ITEMS (Note 25)		—		—		(19,018)	(18,830)

INCOME (LOSS) BEFORE INCOME TAX		(160,912)		13,849		(210,805)	(208,718)

INCOME TAX EXPENSE (Note 19)		(302)		(495)		(434)	(430)

MINORITY INTEREST SHARE OF LOSS (INCOME)		(85)		(308)		1,921	1,902

NET INCOME (LOSS)	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(209,318)	$(207,246)

BASIC AND DILUTED ORDINARY INCOME (LOSS) PER SHARE (Note 2)	~~W~~	(502)	~~W~~	28	~~W~~	(412)	$(0.41)

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Note 2)	~~W~~	(502)	~~W~~	28	~~W~~	(453)	$(0.45)

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

	Korean Won (In millions)
	Common		Capital		Accumulated		Capital		Minority
	stock		surplus		deficit		adjustments		interests		Total
Balance at December 31, 2002	~~W~~	1,396,613	~~W~~	689,758	~~W~~	(737,987)	~~W~~	(5,546)	~~W~~	145,477	~~W~~	1,488,315
Issuance of common stock		914,063		(348,173)		—		—		—		565,890
Net loss for 2003		—		—		(161,299)		—		85		(161,214)
Effect of changes in consolidated subsidiaries		—		(808)		489		—		(144,964)		(145,283)
Compensation expense related to stock options		—		—		—		1,375		—		1,375
Net unrealized loss on available-for-sale securities		—		—		—		(2,376)		—		(2,376)
Net unrealized loss on investment securities using the equity method		—		(8,557)		—		(7)		—		(8,564)
Loss on valuation of interest swap		—		—		—		(7,425)		—		(7,425)
Foreign-based operations translation Debit		—		—		—		2		—		2

Balance at December 31, 2003		2,310,676		332,220		(898,797)		(13,977)		598		1,730,720
Net income for 2004		—		—		13,046		—		308		13,354
Effect of changes in consolidated Subsidiaries		—		256		(300)		22		2,309		2,287
Compensation expense related to stock options		—		—		—		1,311		—		1,311
Net recognized gain included in earnings		—		—		—		1,037		—		1,037
Net unrealized gain on available-for-sale securities		—		—		—		5		—		5
Effect of changes in investment securities using the equity method		—		8,557		(1,107)		7		—		7,457
Loss on valuation of interest swap		—		—		—		(4,565)		—		(4,565)

Balance at December 31, 2004		2,310,676		341,033		(887,158)		(16,160)		3,215		1,751,606
Net loss for 2005		—		—		(209,318)		—		(1,921)		(211,239)
Effect of changes in consolidated subsidiaries		—		(116)		254		1,160		3,626		4,924
Compensation expense related to stock options		—		—		—		4,238		—		4,238
Net recognized gain included in earnings		—		—		—		5,643		—		5,643
Net unrealized gain on available-for-sale securities		—		—		—		2,144		—		2,144
Gain on valuation of interest swap		—		—		—		15,764		—		15,764

Balance at December 31, 2005	~~W~~	2,310,676	~~W~~	340,917	~~W~~	(1,096,222)	~~W~~	12,789	~~W~~	4,920	~~W~~	1,573,080

Translation into U.S. Dollars (In thousands) (Note 2)		$2,287,799		$337,542		$(1,085,368)		$12,661		$4,871		$1,557,505

See accompanying notes to consolidated financial statements.

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(209,318)	$(207,246)

Addition of expenses not involving cash outflows:
Stock compensation expense		1,375		1,278		4,238	4,195
Provision for severance indemnities		13,444		14,095		14,918	14,770
Amortization of discount on debentures		18,857		10,698		7,631	7,555
Amortization of discount on present value of long-term debt		408		4,983		5,800	5,743
Recognition of long-term accrued interest		6,171		—		669	662
Employee fringe benefits		944		1,302		638	632
Depreciation and amortization		428,528		442,312		498,087	493,155
Loss on foreign currency translation		138		11		1,092	1,081
Provision for doubtful accounts		25,744		29,933		19,065	18,876
Loss on valuation of trading securities		307		—		—	—
Loss on disposal of property and equipment		1,326		1,246		2,154	2,133
Impairment loss on short-term investment securities		940		450		1,120	1,109
Impairment loss on long-term investment securities		3,385		2,539		4,045	4,005
Loss on disposal of short-term investment securities		2,117		86		29	28
Loss on disposal of long-term investment securities		—		1		1,381	1,367
Loss on valuation using the equity method		23,142		—		—	—
Loss on disuse of property and equipment		61,333		20,726		60,586	59,986
Loss on early redemption of debentures		308		—		165	163
Loss on early redemption of long-term debt		—		—		2,235	2,213
Loss on early redemption of long-term obligation under capital leases		—		—		58	57
Loss on valuation of forward exchange contract		—		33,975		19,842	19,646
Impairment loss on intangibles		—		86		79,641	78,852
Other bad debt		—		—		12,127	12,007
Extraordinary loss		—		—		12,870	12,743
Minority interest income		85		308		—	—
Ordinary development cost and other		643		548		3,330	3,300

		589,195		564,577		751,721	744,278

Deduction of revenues not involving cash inflows:
Gain on disposal of short-term investment securities		315		—		—	—
Amortization of present value discount		2,019		1,506		1,656	1,640
Gain on valuation of forward exchange contract		173		—		—	—
Gain on disposal of property and equipment		1,102		885		3,962	3,923
Gain on disposal of long-term investment securities		145		109		439	435
Gain on disposal of investment securities using the equity method		—		—		25,391	25,140
Gain on foreign currency translation		19		33,823		11,699	11,583
Gain on early redemption of debentures		870		—		—	—
Minority interest loss		—		—		1,921	1,902
Other		56		224		1,593	1,577

		4,699		36,547		46,661	46,200

     (Continued)

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
Changes in assets and liabilities resulting from operations:
Decrease (Increase) in trade receivables	~~W~~	(37,260)	~~W~~	(24,643)	~~W~~	5,726	$5,669
Decrease in long-term trade receivables		—		100		—	—
Decrease in accounts receivable-other		2,693		6,494		8,116	8,036
Decrease (Increase) in accrued income		(1,263)		4,243		2,065	2,045
Decrease (Increase) in prepaid expenses		5,710		(1,629)		(17,786)	(17,610)
Decrease (Increase) in refundable income tax		1,367		(671)		(2,723)	(2,696)
Decrease (Increase) in advanced payments		(1,370)		(25,529)		548	543
Increase in inventories		(32,218)		(30,929)		(16,319)	(16,157)
Increase in forward exchange contract		(1,888)		—		—	—
Decrease (Increase) in long-term prepaid expenses		1,097		541		(377)	(373)
Decrease (Increase) in deferred income tax assets		(51)		(402)		203	201
Increase (Decrease) in trade payables		(38,320)		(7,316)		1,565	1,550
Increase (Decrease) in other accounts payable		(28,698)		20,347		(5,404)	(5,350)
Increase in advances received		347		4,129		4,349	4,306
Increase (Decrease) in accrued expenses		18,512		(6,948)		35,569	35,217
Increase (Decrease) in withholdings		7,314		(6,441)		1,536	1,521
Decrease in forward exchange contract		—		—		(6,224)	(6,162)
Increase (Decrease) in income tax payable		(1,436)		474		(208)	(206)
Decrease in long-term advances received		(1,189)		(1,173)		(1,173)	(1,161)
Increase (Decrease) in deposits received		893		(77)		167	165
Increase in long-term deposits received		1,013		3,219		3,326	3,292
Increase (Decrease) in deferred income tax liabilities		(1)		90		(14)	(13)
Increase in foreign based operations translation credit		2		—		—	—
Decrease in payments to National Pension		140		23		45	44
Payments of severance indemnities		(15,556)		(5,090)		(19,666)	(19,472)

		(120,162)		(71,188)		(6,679)	(6,611)

Net cash flows provided by operating activities		303,035		469,888		489,063	484,221

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of short-term investment securities		34,143		303		472	467
Collection of short-term financial instruments		842,882		778,170		354,499	350,989
Redemption of short-term loans		6,771		6,320		3,051	3,021
Redemption of long-term loans		2,734		1,280		4,569	4,524
Proceeds from disposal of long-term investment securities		406		9,002		6,826	6,758
Proceeds from disposal of investments in consolidated subsidiaries				—		5,000	4,950
Withdrawal of long-term financial instruments		—		3		—	—
Refund of key-money deposits		18,152		14,642		25,741	25,486
Proceeds from disposal of property and equipment		9,304		8,218		4,447	4,403
Withdrawal of severance insurance deposits		1,009		99		1,438	1,424
Acquisition of short-term financial instruments		(929,616)		(751,564)		(182,133)	(180,330)
Purchase of short-term investment securities		(17,807)		—		(500)	(495)
Extension of short-term loans		(614)		(417)		(694)	(687)
Purchase of long-term investment securities		(1,132)		(190)		(198,447)	(196,482)
     (Continued)

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of long-term financial instruments	~~W~~	(2)	~~W~~	(131)	~~W~~	(870)	$(861)
Extension of long-term loans		(5,404)		(2,755)		(1,449)	(1,435)
Extension of long-term non-trade receivables		—		—		(613)	(607)
Payment of key-money deposits		(2,324)		(42,083)		(20,130)	(19,931)
Acquisition of consolidated subsidiaries		—		(3,734)		(249,110)	(246,644)
Acquisition of property and equipment		(196,053)		(212,522)		(311,676)	(308,589)
Payment of intangibles		(13,118)		(12,163)		(13,268)	(13,137)
Payment of severance insurance deposits		(124)		(1,659)		(1,778)	(1,760)

Net cash flows used in investing activities		(250,793)		(209,181)		(574,625)	(568,936)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		338,000		—		—	—
Proceeds from long-term debt		148,329		322,549		281,697	278,908
Proceeds from issuance of debentures		261,013		—		503,544	498,558
Proceeds from issuance of common stock		565,889		—		—	—
Proceeds from long-term deposits received		1,487		—		—	—
Repayment of short-term borrowings		(230,000)		(163,000)		—	—
Repayment of long-term debt		(1,096,800)		(421,961)		(833,607)	(825,353)
Decrease in Asset Backed Securities payable		(122,972)		(32,510)		—	—

Net cash flows used in financing activities		(135,054)		(294,922)		(48,366)	(47,887)

INCREASE (DECREASE) FROM CHANGES IN CONSOLIDATED SUBSIDIARIES		(23,758)		3,013		120,500	119,307

NET DECREASE IN CASH AND CASH EQUIVALENTS		(106,570)		(31,202)		(13,428)	(13,295)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		306,118		199,548		168,346	166,679

CASH AND CASH EQUIVALENTS, END OF YEAR	~~W~~	199,548	~~W~~	168,346	~~W~~	154,918	$153,384

     (Continued)

hanarotelecom incorporated AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions)						(In thousands)
CASH PAID FOR INTEREST	~~W~~	125,291	~~W~~	82,453	~~W~~	78,573	$77,795

CASH PAID FOR INCOME TAX		1,030		1,348		186	184

TRANSACTIONS NOT INVOLVING CASH:
Transfer of long-term loans to current portion		13,830		4,759		10,032	9,933
Transfer of inventories to property and equipment		41,801		31,480		19,242	19,051
Transfer of debentures to current portion		264,688		306,000		190,000	188,119
Transfer of long-term debt to current portion		103,271		72,956		40,948	40,543
Transfer of long-term obligation under capital lease to current portion		87,297		53,108		39,255	38,866
Transfer of Asset Backed Securities payable to current portion		32,510		—		—	—
Recognition of loss on valuation of available-for-sale securities as capital adjustments		3,496		681		—	—
Recognition of income on valuation of available-for-sale securities as capital adjustments		—		—		3,738	3,701
Transfer of construction in progress to property and equipment		125,045		70,698		130,869	129,573
Acquisition of property and equipment under long-term lease obligation		98,230		37,731		—	—
Transfer of construction in progress to intangibles		—		—		3,479	3,445
Transfer of short-term loans to long-term loans		—		—		4,855	4,807
Transfer of trade receivables to long-term trade receivables		—		—		2,142	2,121
Transfer of advanced payments to inventories		—		—		1,193	1,181
Transfer of advanced payments to long-term investment securities		—		—		24,940	24,693
Transfer of refundable income tax to accounts receivables-other		—		—		3,012	2,982
Transfer of advances received from proceeds from disposal of investments in consolidated subsidiaries		—		—		3,200	3,168
Receivable from disposal of consolidated subsidiaries		—		—		23,800	23,564
Transfer of prepaid expenses to long-term present value discount		—		10,561		7,317	7,245
Transfer of provision for severance indemnities to construction in progress		—		620		790	782
Transfer of other current liabilities to long-term deposits received		17,121		—		—	—
See accompanying notes to consolidated financial statements.

hanarotelecom incorporated AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2004 AND 2005
1. GENERAL:
(1) hanarotelecom incorporated
hanarotelecom incorporated (“hanaro”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). hanaro was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, hanaro was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). hanaro issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).
hanaro commenced providing local call and high-speed data access, internet and multimedia access on April 1, 1999 and is providing services in 83 cities, including Seoul, Busan, Ulsan and Incheon, and 53 counties as of December 31, 2005. On December 12, 2002, hanaro received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.
hanaro’s headquarters is located in Yoido-dong, Seoul. hanaro has 26 domestic branches and also has invested in several companies such as Korea Thrunet Co., Ltd., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Hanaro Dream Inc. in order to facilitate and strengthen its services.
As of December 31, 2005, the shareholders of hanaro are as follows:

	Number of	Percentage of
	shares	ownership (%)
Newbridge Asia HT, L.P.	49,535,799	10.72
AIF II NT, Ltd.	38,456,250	8.32
SSB - AOF NT, Ltd.	24,721,875	5.35
United Classic Investment Limited	20,392,746	4.41
HT Holding V, L.P.	9,418,330	2.04
HT Holdings VI, L.P.	7,325,000	1.59
HT Holdings VII, L.P.	9,156,250	1.98
HT Holdings VIII, L.P.	10,987,500	2.38
HT Holdings IX, L.P.	12,818,750	2.77
SK Telecom	22,090,000	4.78
Daewoo Securities Co., Ltd.	12,000,000	2.60
Dacom Corporation	8,964,561	1.94
Hong Kong & Shanghai Banking Corp.	7,630,778	1.65
Credit Suisse Financial	6,054,513	1.31
LG Telecom	5,397,574	1.17
NTC-SAUDI ARAB MON	4,999,155	1.08
Employee stock ownership association	2,229,232	0.48
Others	209,956,867	45.43

	462,135,180	100.00

The major shareholder of hanaro is AIG-Newbridge-TVG Consortium, which has 182,812,500 shares, 39.56% of ownership of the Company.

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

	Year	Ownership
	control was	percentage (%)
Subsidiaries	obtained	2004	2005	Primary business
Hanaro Realty Development &	1999	99.99	99.99	Property management of
Management Co., Ltd.				hanarotelecom incorporated

Hanaro Telephone & Internet	2002	99.99	99.99	Customer Q & A and service
Information, Inc.

Hanaro WEB(n)TV	2000	49.00	—	Broadcasting & telecommunication

Media Holdings, Inc.	2004	100.00	—	Investment in broadcasting company

Hanaro Dream, Inc.	2004	57.02	57.02	Distribution industry of internet
				digital contents

Korea Thrunet Co., Ltd.	2005	—	96.22	Internet and multimedia access
				service
hanaro purchased Korea Thrunet Co., Ltd.’s stocks during 2005 and included it in the consolidated financial statements. Also, hanaro excluded Hanaro Web(n)TV and Media Holdings, Inc. from the consolidated financial statements due to disposal as of December 31, 2005.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Presentation
hanaro and its domestic subsidiaries maintain their official accounting records in Korean won and prepare statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company and its domestic subsidiaries that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.
The accompanying financial statements are stated in Korean Won, the currency of the country in which hanaro is incorporated and operates. The translation of Korean Won amounts into U.S. dollar amounts is included solely for the convenience of the readers outside of the Republic of Korea and has been made at the rate of ~~W~~1,010.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in Won as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. Such translations should not be construed as representations that the Korean Won amounts could be converted at that or any other rate.
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
Cash and Cash Equivalents
Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less from the acquisition date are included in cash equivalents.
Short-term Financial Instruments
Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.
Allowance for Doubtful Accounts
The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.
Changes in allowance for doubtful accounts of trade receivables, accounts receivable-other, long-term trade receivables, long-term loans and long-term non-trade receivables for the years ended December 31, 2003, 2004 and 2005 are as follows (won in millions):

	2003		2004		2005
Beginning of year	~~W~~	21,170	~~W~~	41,089	~~W~~	62,806
Provision		25,744		29,933		31,192
Write-offs		(1,569)		(8,969)		(27,219)
Changes in consolidated subsidiaries		(4,256)		753		64,145

End of year	~~W~~	41,089	~~W~~	62,806	~~W~~	130,924

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

(3) Reclassification of Securities
When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When a held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as a capital adjustment. Whereas, in the case of an available-for-sale security is reclassified into held-to-maturity securities, the difference is recorded as a capital adjustment and amortized using the effective interest rate method for the remaining periods.
Investment Securities Using the Equity Method
Investments in equity securities in companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company’s portion of an investee’s net equity resulting from a change in an investee’s net equity is reflected in the Company’s net income (loss), retained earnings and capital adjustments, in accordance with the causes of the change, which consist of the investee’s net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments. Unrealized gain (loss) arising from the transactions of assets between the Company and equity method investees is eliminated according to the ownership percentage.
Valuation of Assets and Liabilities at Present Value
Long-term receivables and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.
Property and Equipment
Property and equipment are stated at cost. Expenditures incurred after the acquisition of the property and equipment that increase the future economic benefits beyond the property’s most recently measured performance are capitalized as addition to property and equipment.
Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated useful lives
Buildings, building facilities and structures	40~50 years
Machinery	3~15 years
Vehicles and other	4~8 years
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

Estimated Useful Lives
Goodwill	4~5 years
Property rights of industry	5~10 years
Cable line usage rights	15~20 years
Land rights	20 years
Development costs	1 year
Other intangibles	3~5 years
Discounts on Debentures
Discounts on debentures are amortized over the redemption period of the debenture using the effective interest rate method. Amortization of discounts is recognized as interest expense.
Accrued Severance Indemnities
All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to ~~W~~36,348 million and ~~W~~36,022 million as of December 31, 2004 and 2005, respectively.
Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ~~W~~127 million and ~~W~~82 million as of December 31, 2004 and 2005, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

The Company has entered into a severance insurance plan in accordance with the Labor Standard Law of Korea promulgated in 2000. This plan restricts severance payments directly to the eligible employees and directors, and meets the funding requirement for tax deduction purposes. The amount funded under this severance insurance plan of ~~W~~3,289 million and ~~W~~3,242 million as of December 31, 2004 and 2005, respectively, is presented as a deduction from accrued severance indemnities.
Changes in accrued severance indemnities for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

	2003		2004		2005
Beginning of year	~~W~~	28,027	~~W~~	25,649	~~W~~	36,348
Severance payments		(15,556)		(5,090)		(19,666)
Provision		15,224		15,116		16,142
Changes in consolidated subsidiaries		(2,046)		673		3,198

		25,649		36,348		36,022

National Pension Fund for employees		(149)		(127)		(82)
Severance insurance deposits		(1,624)		(3,289)		(3,242)

End of year	~~W~~	23,876	~~W~~	32,932	~~W~~	32,698

The Company paid early retirement allowance to ~~W~~4,513 million and ~~W~~22,039 million in addition to the normal severance payment for the years ended December 31, 2003 and 2005, respectively. The retirement bonus was recorded as non-operating expense-other.
Accounting for Foreign Currency Transactions and Translation
The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was ~~W~~1,035.00 and ~~W~~1,004.50 to US$1.00 at December 31, 2004 and 2005, respectively.
Income Tax Expense
The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (See Note 19). Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting.
Stock Compensation Expense
The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (See Note 17).

Net Income (Loss) per Share and Ordinary Income (Loss) per Share
Net income (loss) per share and ordinary income (loss) per share are computed by dividing net income (loss) and ordinary income (loss) for common stock, by the weighted average number of common shares outstanding during the period.
Net income (loss) per share and ordinary income (loss) per share for the years ended December 31, 2003, 2004 and 2005 are computed as follows (Won in millions except per shares amounts):

	2003		2004		2005
Net income (loss)	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(209,318)
Dividend for preferred stock		—		—		—

Net income (loss) for common stock	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(209,318)
Extraordinary item		—		—		(19,018)

Ordinary income (loss) for common stock	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(190,300)

The weighted average number of common shares		321,309,739		462,135,180		462,135,180

Basic and diluted net income (loss) per share	~~W~~	(502)	~~W~~	28	~~W~~	(453)

Basic and diluted ordinary income (loss) per share	~~W~~	(502)	~~W~~	28	~~W~~	(412)

Net income (loss) per share and ordinary income (loss) per share were not diluted for the years ended December 31, 2003, 2004 and 2005, respectively.
Adoption of Newly Effective Statements of Korea Accounting Standards
The Korea Accounting Standards Board (“KASB”) has published a series of Statements of Korea Accounting Standards (“SKAS”), which replace the existing financial accounting standards, established by the Korean Financial and Supervisory Board. The Company prepared its financial statements as of December 31, 2005 in accordance with Financial Accounting Standards and SKAS in the Republic of Korea.
The Company newly adopted SKAS No. 15—“Investment in Associates”, No. 16—“Income Taxes” and No. 17—“Provisions, Contingent Liabilities and Contingent Assets”, effective from January 1, 2005, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net income and net assets of the prior period.
3. CASH AND CASH EQUIVALENTS:
Cash and cash equivalents as of December 31, 2004 and 2005 are as follows (Won in millions):

	Interest rate per annum (%)	Amount
	2005	2004		2005
Cash on hand	—	~~W~~	7	~~W~~	5
Current deposits	—		50		—
Passbook accounts	0.1		4,045		6,291
Specified fund trusts	3.1 ~ 5.5		—		5,557
Time deposits	3.64		37,000		1,000
Commercial paper	—		11,586		—
Money Market Funds	3.4 ~ 4.05		96,762		119,321
Money Market Deposit Accounts	1.6 ~ 3.0		3,896		7,698
Repurchase agreements	3.65		5,000		5,046
Certificate of deposits	3.8		10,000		10,000

		~~W~~	168,346	~~W~~	154,918

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:
(1) Short-term financial instruments as of December 31, 2004 and 2005 are as follows (Won in millions):

	Interest rate per annum (%)	Amount
	2005	2004		2005
Time deposits	3.3 ~ 4.4	~~W~~	144,005	~~W~~	17,255
Repurchase agreements	3.4 ~ 4.6		29,521		6,095
Commercial paper	—		5,190		—
Certificate of deposits	—		15,000		—

		~~W~~	193,716	~~W~~	23,350

(2) Long-term financial instruments as of December 31, 2004 and 2005 are as follows (Won in millions):

	Interest rate per annum (%)	Amount
	2005	2004		2005
Deposits for checking accounts	—	~~W~~	8	~~W~~	14
Repurchase agreements	3.75		—		504
Time deposits	3.05 ~ 4.6		60		1,104

		~~W~~	68	~~W~~	1,622

5. RESTRICTED DEPOSITS:
As of December 31, 2004 and 2005, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (Won in millions).

	Amount
	2004		2005
Short-term financial instruments	~~W~~	117,267	~~W~~	22,709
Long-term financial instruments		68		1,445

	~~W~~	117,335	~~W~~	24,154

6. SHORT-TERM INVESTMENT SECURITIES:
Short-term investment securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004				2005
	Acquisition cost		Book value		Acquisition cost		Book value
Held-to-maturity securities:
Collateralized bond obligation	~~W~~	1,570	~~W~~	1,120	~~W~~	1,120	~~W~~	—
Government bonds		1		1		—		—

	~~W~~	1,571	~~W~~	1,121	~~W~~	1,120	~~W~~	—

The Company recorded ~~W~~940 million, ~~W~~450 million and £Ü1,120 million of impairment loss on short-term investment securities for the years ended December 31, 2003, 2004 and 2005, respectively.

7. LONG-TERM INVESTMENT SECURITIES:
(1) Long-term investment securities as of December 31, 2004 and 2005 consist of the following (Won in millions):

	2004			2005
	Ownership			Ownership
	percentage (%)	Amount		percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	~~W~~	4,143	—	~~W~~	—
Netsecure Technology, Inc.	0.38		18	—		—
C.C.S., Inc.	7.22		1,698	7.22		3,842
Dong Bu Securities Co., Ltd.	—		—	0.67		1,345

			5,859			5,187

Non-listed equity securities:
Dreamline Corp.	14.18		16,935	11.54		16,935
Korea Information Assurance, Inc.	0.47		100	0.47		100
CCR Inc.	2.08		484	2.08		185
Dauinternet, Inc.	0.71		28	0.71		18
Korea Digital Cable Media Center	4.75		550	4.21		500
HeyAnita Korea Inc.	—		—	15.58		828
Saeronet Broadcasting Co., Ltd.	—		—	8.18		1,151
Powercomm Corporation	—		—	0.06		1,000
CJ Cablenet Haeundae-Kijjang Corp.	—		—	20.00		1,118
Rent House Co., Ltd.	—		—	20.00		21
Korea.com Communications Co., Ltd.	—		—	53.47		—
TG Edunet Co., Ltd	—		—	27.59		—
Others			2,099			1,280

			20,196			23,136

Money Market Funds:
Dong Yang Investment Bank			—			34
Prudential Investment & Securities Co., Ltd.			—			145

			—			179

Investments in funds:
Engineering Benevolent Association	0.03	~~W~~	14	0.03	~~W~~	14
KDBC Hanaro Interventure Fund	31.00		2,598	31.00		2,598
MIC99-7 Venture Investment Association			—			134
Korea Equipment Financial Cooperative			—			67
Information & Communication Financial Cooperative			32			16
Electric Contractors’ Financial Cooperative			53			53
Korea Electric Engineers Association			24			24
Korea Specialty Contractor Financial Cooperative			20			50

			2,741			2,956

			28,796			31,458

Held-to-maturity securities:
Government and municipal bond			18			11
G.P.S. Korea Inc.			2			2

			20			13

		~~W~~	28,816		~~W~~	31,471

(2) Listed equity securities as of December 31, 2004 and 2005 are as follows (won in millions):

	2004				2005
	Acquisition cost		Fair value		Acquisition cost		Fair value
LG Telecom Co., Ltd.	~~W~~	5,396	~~W~~	4,143	~~W~~	—	~~W~~	—
Netsecure Technology, Inc.		1,399		18		—		—
C.C.S., Inc.		4,740		1,698		4,740		3,842
Dong Bu Securities Co., Ltd.		—		—		201		1,345

	~~W~~	11,535	~~W~~	5,859	~~W~~	4,941	~~W~~	5,187

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments. However, when the listed equity securities’ market price declined and is not expected to recover, the Company records the difference between market price and acquisition cost as impairment loss on long-term investment securities. The Company recorded ~~W~~3,009 million of impairment loss on long-term investment securities (listed equity security) for the year ended December 31, 2005.
(3) Non-listed equity securities as of December 31, 2004 and 2005 are as follows (won in millions):

	2004						2005
	Acquisition		Net asset		Book		Acquisition		Net asset		Book
	cost		value		value		cost		value		value
Dreamline Corporation	~~W~~	39,530	~~W~~	18,837	~~W~~	16,935	~~W~~	39,530	~~W~~	18,165	~~W~~	16,935
Korea Information Assurance, Inc.		100		81		100		100		63		100
CCR Inc.		1,780		277		484		1,780		185		185
Dauinternet, Inc.		1,100		20		28		1,100		18		18
Korea Digital Cable Media Center		550		469		550		500		384		500
HeyAnita Korea Inc.		—		—		—		1,568		828		828
Saeronet Broadcasting Co., Ltd.		—		—		—		2,719		1,151		1,151
Powercomm Corporation		—		—		—		1,000		1,000		1,000
CJ Cablenet Haeundae-Kijjang Corp.		—		—		—		1,118		1,118		1,118
Rent House Co., Ltd.		—		—		—		420		21		21
Korea.com Communications Co., Ltd.		—		—		—		35,000		—		—
TG Edunet Co., Ltd		—		—		—		2,400		—		—
Others		8,172		1,351		2,099		13,204		1,150		1,280

	~~W~~	51,232	~~W~~	21,035	~~W~~	20,196	~~W~~	100,439	~~W~~	24,083	~~W~~	23,136

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations.
The Company recorded ~~W~~3,385 million, ~~W~~2,539 million and ~~W~~1,036 million of impairment loss on long-term investment securities (non-listed equity security) for the years ended December 31, 2003, 2004 and 2005, respectively.
CJ Cablenet Haeundae-Kijjang Corp. is subject to be accounted for using the equity method because the Company’s ownership percentage is 20%, but is excluded from using the equity method because the Company’s influence over the investee’s operation is limited as majority shareholder of the investee holds 80% ownership.
Also, Rent House Co., Ltd. and TG Edunet Co., Ltd. are subject to be accounted for using the equity method the Company’s ownership percentage is over 20%, but are excluded from using the equity method because the investee’s operation is under court’s control after bankruptcy.
In addition, Korea.com Communications Co., Ltd. is subject to be accounted for using the equity method and consolidated subsidiaries, but is excluded from using the equity method and consolidated subsidiaries because the Company can not actually exercise significant influence over the operating and financial policies of the investee according to legal management.
Furthermore, ownership percentage of the Company in Korea.com Communications Co., Ltd. is reduced to 0.96% after the reduction of capital (20:1) subsequent to consolidated balance sheet date.

(4) Money market funds as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004				2005
	Acquisition cost		Book value		Acquisition cost		Book value
Dong Yang Investment Bank	~~W~~	—	~~W~~	—	~~W~~	29	~~W~~	34
Prudential Investment & Securities Co., Ltd.		—		—		134		145

	~~W~~	—	~~W~~	—	~~W~~	163	~~W~~	179

Above money market funds are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments.
(5) Debt securities as of December 31, 2004 and 2005 are as follows (Won in millions):

	2004				2005
	Acquisition cost		Book value		Acquisition cost		Book value
Government and municipal bonds:	~~W~~	18	~~W~~	18	~~W~~	11	~~W~~	11
Corporate bonds:
G.P.S. Korea Inc.		2		2		2		2

	~~W~~	20	~~W~~	20	~~W~~	13	~~W~~	13

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:
(1) The Company reclassified investment securities of Dreamline Corporation into long-term investment securities from investment securities using the equity method due to the decrease of ownership percentage to less than 20% as of December 31, 2004.
(2) Loss on valuation using the equity method for the year ended December 31, 2003 is as follows (won in millions):

							Loss on valuation		Changes in
			Net asset				using the equity		consolidated		Capital		Book
2003	Acquisition cost		Value		Beginning of period		method		subsidiaries		adjustment		Value
Dreamline Corporation	~~W~~	39,530	~~W~~	24,894	~~W~~	—	~~W~~	(23,142)	~~W~~	41,272	~~W~~	(8,565)	~~W~~	9,565
9. LOANS TO EMPLOYEES:
Short-term and long-term loans to employees as of December 31, 2004 and 2005 are as follows (Won in millions):

		2004				2005
	Interest per
	annum (%)	Short-term		Long-term		Short-term		Long-term
Loans to employees for stock purchase	—	~~W~~	4,486	~~W~~	8,634	~~W~~	8,087	~~W~~	1,742
Loans to employees for housing	2		1,524		8,450		1,409		7,210
Other	—		128		67		135		42

			6,138		17,151		9,631		8,994
Less: discount on present value			(149)		(2,495)		(366)		(1,361)

		~~W~~	5,989	~~W~~	14,656	~~W~~	9,265	~~W~~	7,633

10. PROPERTY AND EQUIPMENT:
Changes in property and equipment for the years ended December 31, 2004 and 2005 are as follows (Won in millions):
2004:

							Changes in
	Beginning of						consolidated
	year		Increase		Decrease		subsidiaries		End of year
Land	~~W~~	157,962	~~W~~	7,584	~~W~~	—	~~W~~	—	~~W~~	165,546
Buildings		304,749		7,999		177		—		312,571
Structures		246		—		—		—		246
Machinery		3,293,862		259,718		52,121		1,973		3,503,432
Vehicles		431		47		38		—		440
Other		47,009		8,107		9,831		1,150		46,435
Construction in progress		23,848		69,551		70,698		—		22,701
Machinery in transit		61		394		194		—		261

		3,828,168		353,400		133,059		3,123		4,051,632

Less: Accumulated depreciation
Buildings		23,069		8,544		15		—		31,598
Structures		38		13		—		—		51
Machinery		1,228,566		408,119		24,102		273		1,612,856
Vehicles		198		202		38		—		362
Other		25,376		16,384		8,314		474		33,920

		1,277,247		433,262		32,469		747		1,678,787

	~~W~~	2,550,921							~~W~~	2,372,845

2005:

							Changes in
	Beginning of						consolidated
	year		Increase		Decrease		subsidiaries		End of year
Land	~~W~~	165,546	~~W~~	1,234	~~W~~	—	~~W~~	11,386	~~W~~	178,166
Buildings		312,571		4,847		—		15,894		333,312
Structures		246		—		—		(54)		192
Machinery		3,503,432		323,020		409,052		615,752		4,033,152
Vehicles		440		—		273		(134)		33
Other		46,435		5,983		19,919		6,990		39,489
Construction in progress		22,701		127,755		137,920		4,522		17,058
Machinery in transit		261		89		350		—		—

		4,051,632		462,928		567,514		654,356		4,601,402

Less: Accumulated depreciation
Buildings		31,598		8,890		—		2,004		42,492
Structures		51		5		—		(31)		25
Machinery		1,612,856		469,988		339,016		449,162		2,192,990
Vehicles		362		—		273		(56)		33
Other		33,920		4,778		17,362		6,642		27,978

		1,678,787		483,661		356,651		457,721		2,263,518

	~~W~~	2,372,845							~~W~~	2,337,884

Depreciable assets are insured against fire and other casualty losses up to ~~W~~2,301,912 million and ~~W~~2,018,302 million as of December 31, 2004 and 2005, respectively.
The market value of the Company’s land based on the official price of land (published by the Ministry of Construction and Traffic) is ~~W~~180,809 million and ~~W~~233,886 million as of December 31, 2004 and 2005, respectively.
The Company recorded ~~W~~61,333 million, ~~W~~20,726 million and ~~W~~60,586 million of loss on disuse of property and equipment for the years ended December 31, 2003, 2004 and 2005, respectively, due to discontinuance of service, decrease of customer demands and deteriorations of certain machinery.

11. LEASES:
(1)	The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (Won in millions):

Year	Amount
2006	~~W~~	623
2007		186
2008		23

	~~W~~	832

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of December 31, 2004 and 2005, the acquisition cost of machinery and equipment under capital leases was ~~W~~175,336 million and ~~W~~108,719 million, respectively, and depreciation expense related to these capital leases for the years ended December 31, 2003, 2004 and 2005 amounts to ~~W~~20,071 million, ~~W~~19,719 million and ~~W~~13,590 million, respectively.

The Company early repaid a portion of capital leases and recorded ~~W~~58 million of loss on early redemption of obligations under capital leases for the year ended December 31, 2005.

The future annual payments under these capital lease agreements as of December 31, 2005 are as follows (Won in millions):

	Amount
Year	Principal		Interest		Total
2006	~~W~~	26,719	~~W~~	1,447	~~W~~	28,166
2007		12,271		323		12,594
2008		433		4		437

		39,423	~~W~~	1,774	~~W~~	41,197

Less: Current portion		(26,719)

	~~W~~	12,704

In relation to these lease agreements, the Company has provided one blank promissory note as collateral to LG Card Services Corp. (See Note 21).
12. INTANGIBLES:
(1)	Intangibles as of December 31, 2004 and 2005 are as follows (Won in millions):
2004:

	Acquisition cost		Amortization		Impairment		Book value
Goodwill	~~W~~	23,619	~~W~~	17,844	~~W~~	—	~~W~~	5,775
Property rights of industry		172		125		—		47
Cable line usage rights		55,967		8,219		—		47,748
Land rights		78		16		—		62
Development costs		36,775		35,309		—		1,466
Other intangibles		2,184		931		86		1,167

	~~W~~	118,795	~~W~~	62,444	~~W~~	86	~~W~~	56,265

2005:

	Acquisition cost		Amortization		Impairment		Book value
Goodwill	~~W~~	136,704	~~W~~	14,851	~~W~~	79,168	~~W~~	42,685
Property rights of industry		161		142		—		19
Cable line usage rights		75,255		14,850		—		60,405
Land rights		78		20		—		58
Development costs		40,079		38,402		—		1,677
Other intangibles		6,101		1,546		559		3,996

	~~W~~	258,378	~~W~~	69,811	~~W~~	79,727	~~W~~	108,840

(2)	Changes in intangibles for the years ended December 31, 2004 and 2005 are as follows (Won in millions):
2004:

							Changes in
	Beginning						consolidated
	of year		Acquisition		Amortization		subsidiaries		End of year
Goodwill	~~W~~	3,287	~~W~~	6,343	~~W~~	3,855	~~W~~	—	~~W~~	5,775
Property rights of industry		15		1		22		53		47
Cable line usage rights		45,397		4,969		2,609		(9)		47,748
Land rights		66		—		4		—		62
Development costs		2,716		1,375		2,625		—		1,466
Other intangibles		—		347		323		1,143		1,167

	~~W~~	51,481	~~W~~	13,035	~~W~~	9,438	~~W~~	1,187	~~W~~	56,265

2005:

							Changes in
	Beginning						consolidated
	of year		Acquisition		Amortization		subsidiaries		End of year
Goodwill	~~W~~	5,775	~~W~~	128,233	~~W~~	91,323	~~W~~	—	~~W~~	42,685
Property rights of industry		47		2		26		(4)		19
Cable line usage rights		47,748		3,845		3,526		12,338		60,405
Land rights		62		—		4		—		58
Development costs		1,466		3,304		3,093		—		1,677
Other intangibles		1,167		3,918		1,089		—		3,996

	~~W~~	56,265	~~W~~	139,302	~~W~~	99,061	~~W~~	12,334	~~W~~	108,840

(3)	The Company recorded ~~W~~86 million and ~~W~~79,641 million of impairment on intangibles for the years ended December 31, 2004 and 2005, respectively.
(4)	~~W~~4,891 million, ~~W~~3,960 million and ~~W~~4,403 million of ordinary research and development costs were charged to expense as incurred for the years ended December 31, 2003, 2004 and 2005, respectively.
13. LONG-TERM DEBT AND DEBENTURES:
(1)	Long-term debt in local currency as of December 31, 2004 and 2005 is as follows (Won in millions):

	Interest rate per annum (%)	Amount
	2005	2004		2005
Information promotion fund	—	~~W~~	66,651	~~W~~	—
General loans	—		40,000		—
Syndication loans	6.36		102,304		79,847

			208,955		79,847
Less: Current portion			(66,756)		—
Discount on present value			(2,691)		(3,362)

		~~W~~	139,508	~~W~~	76,485

On April 18, 2002, the Company transferred the beneficiary certificates of ~~W~~207,000 million for the trust amount of ~~W~~ 226,800 million issued by Kookmin Bank to Hana Dream Limited Co. (“Hanadream”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (“ABL”) amounting to ~~W~~ 207,000 million on April 25, 2002, of which the subordinate loan of ~~W~~7,000 million was loaned by the Company and ~~W~~ 200,000 million was loaned by the banks. The proceeds of ~~W~~200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The ABL repayment was completed as of December 31, 2004 and ~~W~~398 million was recorded as interest expense for the year ended December 31, 2004.

(2)	Long-term debt in foreign currency as of December 31, 2004 and 2005 is as follows (Won in millions, dollar in thousands):

	Interest rate
	per annum (%)	U.S. dollars		Won equivalent
	2005	2004	2005	2004		2005
Syndication loans	6.18	$258,568	$201,809	~~W~~	267,618	~~W~~	202,718
Less: Current portion		—	(30,271)		—		(30,408)
Discount on present value		(7,703)	(3,798)		(7,972)		(3,816)

		$250,865	$167,740	~~W~~	259,646	~~W~~	168,494

The Company early repaid a portion of long-term debt and recorded ~~W~~2,235 million of loss on early redemption of long-term debt for the year ended December 31, 2005.
(3) Debentures as of December 31, 2004 and 2005 are as follows (Won in millions):

			Amount
			2004		2005
	Interest rate per annum (%)	Due	Won		U.S. dollars	Won equivalent
19-2nd	—	2002~2005		20,000	$—		—
20th	—	2002~2005		100,000	—		—
21st	—	2002~2005		170,000	—		—
23rd	6.00	2003~2006		190,000	—		190,000
24th	—	2003~2005		16,000	—		—
Foreign currency	7.00	2005~2012		—	500,000		502,250

				496,000	500,000		692,250
Less: Current portion				(306,000)	—		(190,000)
Discount on present value				(482)	(8,880)		(9,044)

			~~W~~	189,518	$491,120	~~W~~	493,206

According to the covenants, debentures of 23rd require the Company to keep the debt ratio lower than 300 percent and the Company should not dispose of its property and equipment more than the ~~W~~1,000 billion in each fiscal year. The Company complied with the covenants’ requirements as of December 31, 2005.

As of December 31, 2005, for the warrants on the bonds with stock warrants (“13th debenture”), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

The warrants on the bonds with stock warrants (“18th debenture”) is US$ 15,000 thousand (3,963,600 shares) and are exercisable until January 26, 2007. The exercise price per one share is ~~W~~5,000 at an exchange rate of ~~W~~1,321.20 to US$1.00.

The Company early repaid a portion of debentures and recorded ~~W~~308 million and ~~W~~165 million of loss on early redemption of debentures for the years ended December 31, 2003 and 2005. Also, The Company recorded ~~W~~870 million of gain on early redemption of debentures for the year ended December 31, 2003.

(4)	The repayment schedule of debentures and long-term debt as of December 31, 2005 is as follows (Won in millions and dollar in thousands):

			Debentures in					Long-term debt in
	Debentures		foreign currency			Long-term		foreign currency
	in local			Won		debt in local			Won
Year	currency		U.S. Dollar	equivalent		currency		U.S. Dollar	equivalent		Total
2006	~~W~~	190,000	$—	~~W~~	—	~~W~~	—	$30,271	~~W~~	30,408	~~W~~	220,408
2007		—	—		—		19,163	80,724		81,087		100,250
2008		—	—		—		22,357	90,814		91,223		113,580
2009		—	—		—		25,551	—		—		25,551
2010		—	—		—		12,776	—		—		12,776
2012		—	500,000		502,250		—	—		—		502,250

	~~W~~	190,000	$500,000	~~W~~	502,250	~~W~~	79,847	$201,809	~~W~~	202,718	~~W~~	974,815

(5)	On April 21, 2005, the Company entered into a syndicated loan agreement with Development Bank of Singapore, JP Morgan Chase, Deutsche Bank, Korea Development Bank and other financial institutions. The loan agreement approximates ~~W~~720 billion (Won currency loan of ~~W~~310,048 million and US$ currency loan of US$ 409,952 thousand), which includes a term loan of ~~W~~660 billion with a maturity of five years and a revolving loan of ~~W~~60 billion. The outstanding balance of this syndicated loan as of December 31, 2005 is ~~W~~282,564 million (long-term debt in local currency of ~~W~~79,847 million and long-term debt in foreign currency of ~~W~~202,718 million).
(6)	In relation to the above syndicated loan up to ~~W~~720 billion, the Company’s buildings are pledged as collateral up to ~~W~~542,799 million; machinery of which book value is ~~W~~1,702,960 million as of September 30, 2004 are provided as assignable mortgage and some intellectual property rights are pledged as collateral.
14. ASSET BACKED SECURITIES PAYABLE:
In October 2001, the Company transferred the beneficiary certificates of ~~W~~309,000 million for the trust amount of ~~W~~341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (“ABS”) amounting to ~~W~~309,000 million on October 31, 2001 and the ABS repayment was completed as of December 31, 2004 and ~~W~~9,028 million and ~~W~~490 million were recorded as asset backed securities payable expense for the years ended December 31, 2003 and 2004, respectively.
15. DERIVATIVES:
(1) Swap Contract
With reference to the Company’s issuance of the syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded ~~W~~17,623 million and ~~W~~1,859 million of valuation loss as capital adjustments and liabilities as of December 31, 2004 and 2005, respectively. The outstanding swap contracts as of December 31, 2005 are as follows (Won in millions and dollar in thousands):

						Valuation loss
Financial						on interest swap
institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount		2004		2005
IBK	2002.5~2005.5	Government bond rate+1.95	9.90	~~W~~	100,000	~~W~~	1,496	~~W~~	—
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		4,556		691
KDB etc	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		9,325		1,168
KDB etc	2004.9~2008.11	LIBOR+3.25	6.70		$56,759		2,246		—

						~~W~~	17,623	~~W~~	1,859

(2) Forward Exchange Contract
The Company entered into foreign currency forward contracts, relating to debentures and syndicated loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded ~~W~~33,975 and ~~W~~19,842 million of loss on forward exchange valuation for the years ended December 31, 2004 and 2005 and ~~W~~33,802 million and ~~W~~47,420 million of forward exchange contracts (current liabilities) as of December 31, 2004 and 2005, respectively (Dollar in thousands).

Contract period	Fixed exchange rate	Contract amount
2003.12~2008.11	1,190.00	$63,065
2004.2~2008.11	1,166.20	138,744
2005.2~2012.2	1,026.5~1,035.0	500,000

		$701,809

Also, the Company recorded ~~W~~343 million and ~~W~~242 million of gain on transaction of forward exchange contract for the years ended December 31, 2003 and 2004, respectively, and ~~W~~173 million of loss on transaction of forward exchange contract for the year ended December 31, 2004.
16. SHAREHOLDERS’ EQUITY:
The Company has authorized 700,000,000 shares of ~~W~~5,000 par value, of which 462,135,180 shares have been issued as of December 31, 2005.
17. STOCK OPTION PLAN:
The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of December 31, 2005 are as follows (Won in millions):

		Number of	Exercise
Grant company	Grant date	shares	price/share		Methods	Exercise period
hanarotelecom	1999. 3. 1	50,000	~~W~~	5,630	New stock issue	2002.3.1~2007.2.28
incorporated	1999.10. 1	120,000		19,910	New stock issue	2002.10.1~2007.9.30
	2000. 3.17	1,413,591		17,750	New stock issue	2003.3.18~2008.3.17
	2004.12.16	19,772,890		5,000	New stock issue or cash payment	2006.12.17~2011.12.16
	2005.3.25	610,000		5,000	New stock issue or cash payment	2007.3.26~2012.3.25
Hanaro Dream, Inc.	2003.1.16	30,000		8,000	New stock issue	2005.1.16~2007.1.15
The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, the Company values stock options granted based on the minimum value method (See Note 2). Total compensation expense of ~~W~~16,872 million was allocated over the vesting period, and the compensation expense charged to operations for the years ended December 31, 2003, 2004 and 2005 was ~~W~~1,375 million, ~~W~~1,278 million and ~~W~~4,238 million, respectively and ~~W~~7,227 million and ~~W~~11,465 million was recorded as capital adjustments as of December 31, 2004 and 2005, respectively. Also, in relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

The schedule of compensation expense for the stock options as of December 31, 2005 is as follows (Won in millions):

Year	Amount
Carried forward from prior period	~~W~~	7,227
2005.1 ~ 2005.12		4,238
2006.1 ~ 2006.12		3,774
2007.1 ~ 2007.12		1,593
2008.1 ~ 2008.12		35
2009.1 ~ 2009.12		5

	~~W~~	16,872

The principal assumptions in relation to estimation of the stock compensation expense are as follows:

	Granted in 2000		Granted in 2004		Granted in 2005
Risk-free interest rate (%)		9.0		3.35 ~ 3.43		4.11 ~ 4.38
Expected lives (years)		3 ~ 7		2 ~ 3		2 ~ 4
Expected forfeitures per year (%)		3.0		2.09		2.09
Volatility (%)		—		53.8 ~ 85.7		34.3 ~ 50.4
Weighted-average exercise price (won)	~~W~~	17,750	~~W~~	5,000	~~W~~	5,000
Weighted-average fair value (won)	~~W~~	—	~~W~~	457	~~W~~	385
Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced (increased) as follows (Won in millions, except per share amount):

	2003		2004		2005
Ordinary income (loss)	~~W~~	(162,657)	~~W~~	12,695	~~W~~	(192,489)
Net income (loss)	~~W~~	(163,044)	~~W~~	11,893	~~W~~	(210,020)

Ordinary income (loss) per share	~~W~~	(506)	~~W~~	27	~~W~~	(417)
Net income (loss) per share	~~W~~	(507)	~~W~~	26	~~W~~	(455)
The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as ~~W~~18,389 million.

18. OPERATING EXPENSES:
Significant accounts of operating expenses for the years ended December 31, 2003, 2004 and 2005 are as follows (won in millions):

	2003		2004		2005
Salaries and wages	~~W~~	92,370	~~W~~	103,030	~~W~~	122,839
Provision for severance indemnities		13,444		14,095		14,918
Welfare		19,380		24,994		25,971
Rent		14,746		6,075		9,339
Taxes and dues		8,272		7,449		8,245
Depreciation		428,528		442,312		498,087
Advertising		27,457		39,514		30,110
Ordinary research and development cost		4,891		3,960		4,403
Utilities		19,487		22,023		26,800
Telecommunication equipment lease expenses		165,716		140,820		164,439
Bad debt		25,744		29,933		19,065
Maintenance		42,583		51,451		59,255
Selling expenses		6,408		6,791		10,821
Sales commissions		195,997		178,380		249,740
Interconnection charges		131,114		141,964		164,677
Commissions		70,859		68,460		84,618
Outsourcing services		20,519		24,722		30,816
Other		25,277		29,666		26,680

	~~W~~	1,312,792	~~W~~	1,335,639	~~W~~	1,550,823

19. INCOME TAX EXPENSE AND DEFERRED INCOME TAXES:
Income Tax Expense
The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7%, 29.7% and 27.5% in 2003, 2004 and 2005, respectively. Income tax is calculated as follows (won in millions):

	2003		2004		2005
Income taxes currently payable	~~W~~	341	~~W~~	806	~~W~~	245
Changes in temporary differences		(39)		(311)		189

Income tax expense	~~W~~	302	~~W~~	495	~~W~~	434

Deferred Income Taxes
Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits, and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

Accumulated temporary differences and deferred taxes as of December 31, 2004 and 2005 are as follows (Won in millions):

	Amount
	2004		2005
Accrued severance indemnities	~~W~~	22,154	~~W~~	26,402
Bad debts		59,500		96,789
Present value discount		2,918		2,387
Impairment loss on long-term investment securities		39,489		96,183
Accrued expenses		—		22,690
Loss on disuse of property and equipment		13,840		41,800
Loss on valuation of forward exchange contract		33,975		19,842
Depreciation		1		48,771
Impairment loss on intangibles		—		1,109
Unearned income		(2,067)		(758)
Valuation gain on available-for-sale securities, net		—		(3,184)
Present value discount		(10,663)		(11,022)
Loss on foreign currency translation		—		(5,887)
Severance insurance deposits and other		(4,665)		(2,710)

		154,482		332,412
Loss carryforward		703,695		1,289,173
Less: Temporary differences excluded		(855,970)		(1,620,949)

		2,207		636

Tax rate (%)		27.5%		27.5%

Deferred income tax assets, net	~~W~~	607	~~W~~	175

The Company(excluding subsidiary) did not recognize deferred income tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits of ~~W~~855,970 million and ~~W~~1,620,949 million as of December 31, 2004 and 2005, respectively.
20. RELATED PARTY TRANSACTIONS:
(1)	Significant transactions and outstanding balances with subsidiaries for the years ended and as of December 31, 2004 and 2005 are as follows (Won in millions):

2004					Receivables				Payables
					Key-money		Accounts		Trade		Accrued
	Revenue		Expenses		deposits		Receivables		payables		expenses
Hanaro Realty Development & Management Co., Ltd.	~~W~~	183	~~W~~	19,181	~~W~~	1,409	~~W~~	142	~~W~~	433	~~W~~	366
Hanaro Telephone & Internet Information, Inc.		13		34,457		—		—		188		3,047
Hanaro Web(n)TV		155		3,980		98		129		176		—
Hanaro Telecom America, Inc.		—		512		—		—		—		—
HanaroDream Inc.		3,300		14,438		—		636		2,360		1,300

	~~W~~	3,651	~~W~~	72,568	~~W~~	1,507	~~W~~	907	~~W~~	3,157	~~W~~	4,713

2005					Receivables				Payables
					Key-money		Accounts		Trade		Accrued
	Revenue		Expenses		deposits		Receivables		payables		expenses
Hanaro Realty Development & Management Co., Ltd.	~~W~~	165	~~W~~	20,568	~~W~~	509	~~W~~	142	~~W~~	339	~~W~~	398
Hanaro Telephone & Internet Information, Inc.		18		35,194		—		—		—		2,939
Korea Thrunet Co., Ltd.		13,352		4,126		—		6,837		1,339		626
HanaroDream Inc.		5,361		27,507		—		624		821		1,448

	~~W~~	18,896	~~W~~	87,395	~~W~~	509	~~W~~	7,603	~~W~~	2,499	~~W~~	5,411

(2)	Transactions with shareholders for the years ended December 31, 2004 and 2005 are as follows (won in millions):

Revenues:

	Transaction	2004		2005
Samsung	Service fee	~~W~~	45	~~W~~	—
Dacom Corporation	”		18,472		15,656
SK Telecom	”		12,844		20,581
LG	”		3,058		4,090

		~~W~~	34,419	~~W~~	40,327

Purchases:

	Transaction	2004		2005
Samsung	Purchase of machinery and equipment, other	~~W~~	10,789	~~W~~	—
Dacom Corporation	Interconnection charges, other		25,896		15,780
SK Telecom	Interconnection charges, other		42,367		45,530
LG	Purchase of machinery and equipment, other		24,853		26,346

		~~W~~	103,905	~~W~~	87,656

Balances with shareholders as of December 31, 2004 and 2005 are as follows (won in millions):

	Assets				Liabilities
	2004		2005		2004		2005
Samsung	~~W~~	—	~~W~~	—	~~W~~	7,784	~~W~~	—
Dacom Corporation		783		530		1,015		447
SK Telecom		2,457		4,237		8,186		7,496
LG		288		666		12,064		7,342

	~~W~~	3,528	~~W~~	5,433	~~W~~	29,049	~~W~~	15,285

21. COMMITMENTS AND CONTINGENCIES:
(1)	The Company has been provided US$ 100 thousand, as a maximum, of payment guarantees by the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

(2)	The Company has been provided US$ 1,000 thousand of payment guarantees by the National Agriculture Cooperative Federation in connection with the issuance of letters of credit.

(3)	The Company has provided one blank promissory note as collateral to LG Card Services Corp. in connection with its lease agreements (See Note 11).

(4)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., Korea Electric Power Corporation, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

(5)	The Company has to comply with the covenants’ requirements in relation to its debentures (See Note 13).
22. SUPPLEMENTARY INFORMATION FOR COMPUTATION OF VALUE ADDED:
The accounts and amounts needed for calculation of value added for the years ended December 31, 2003, 2004 and 2005 are as follows (Won in millions):

	2003		2004		2005
Ordinary income (loss)	~~W~~	(160,912)	~~W~~	13,849	~~W~~	(191,787)
Salaries and wages		92,370		103,030		122,839
Provisions for severance indemnities		13,444		14,095		14,918
Employee benefits		19,380		24,994		25,971
Interest, net		120,865		82,386		82,177
Rent		14,746		6,075		9,339
Taxes and dues		8,272		7,449		8,245
Depreciation		428,528		442,312		498,087

	~~W~~	536,693	~~W~~	694,190	~~W~~	569,789

23. LITIGATIONS:
As of December 31, 2005, the Company is a defendant in 12 lawsuits claiming damages for payments amounting to ~~W~~3,131 million and is a plaintiff in 5 lawsuits claiming for payments amounting to ~~W~~24,026 million. The final outcome of the above lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse impact on the operations or financial position of the Company.
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
Segment informations for the years ended December 31, 2003, 2004 and 2005 are as follows (won in millions):

2003	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	248,964	~~W~~	37,992	~~W~~	982,693	~~W~~	113,837	~~W~~	1,383,486
Operating income (loss)		(8,577)		4,986		118,937		(44,652)		70,694
Tangible and intangible assets		558,446		16,652		1,743,778		283,526		2,602,402
Capital expenditures and advanced payments for property and equipment		56,581		6,064		245,711		42,603		350,959
Depreciation and amortization		60,298		5,657		315,208		47,365		428,528

2004	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	291,186	~~W~~	39,717	~~W~~	985,428	~~W~~	133,238	~~W~~	1,449,569
Operating income (loss)		(23,552)		2,775		150,978		(16,271)		113,930
Tangible and intangible assets		452,215		66,963		1,627,321		282,611		2,429,110
Capital expenditures and advanced payments for property and equipment		48,392		10,042		208,122		28,113		294,669
Depreciation and amortization		49,710		8,889		323,676		60,037		442,312

2005	Voice		Leased Line		Broadband		Others		Total
Revenue	~~W~~	375,253	~~W~~	44,255	~~W~~	1,074,387	~~W~~	95,450	~~W~~	1,589,345
Operating income (loss)		(76,581)		(2,376)		125,147		(7,668)		38,522
Tangible and intangible assets		581,981		65,482		1,638,395		160,866		2,446,724
Capital expenditures and advanced payments for property and equipment		194,393		3,416		135,976		7,711		341,496
Depreciation and amortization		96,696		12,371		347,410		41,610		498,087
Capital expenditures and advanced payments for property and equipment include increase of property and equipment by capital lease obligation, which is ~~W~~98,230 million and ~~W~~37,731 million for the years ended December 31, 2003 and 2004, respectively.
25. EXTRAORDINARY ITEMS:
At the board of directors’ meeting held on September 14, 2005, hanaro resolved to merge with Korea Thrunet Co., Ltd. on January 1, 2006. Accordingly, the network unification of hanaro and Korea Thrunet Co., Ltd. is in progress and accounted for the expenses occurred in relation to this unification as extraordinary item, which amount to ~~W~~14,119 million for the year ended December 31, 2005. Also, impairment loss on property and equipment is accounted as extraordinary item, which amount to ~~W~~4,899 million for the year ended December 31, 2005.
26. MERGER
Effective January 1, 2006, Korea Thrunet Co., Ltd., the Company’s affiliate, was merged into the Company. Details of the merger are as follows:
(1) Purpose of the merger
The Company merged Korea Thrunet Co., Ltd., which is engaged in broadband internet access services, to maximize its business value by strengthening its competitiveness, taking advantage of the synergy effect and concentrating its business resources.
(2) General information of the merger

	hanarotelecom	Korea Thrunet
Date of establishment	September 26, 1997	July 30, 1996
Chief executive officer	Soon-Yub Kwon	Soon-Yub Kwon
Location	Yoido-dong, Youngdeungpo,	Yoido-dong, Youngdeungpo,
	Seoul	Seoul
Type of the company	Public company (listed in	Non-listed company
KOSDAQ)
Number of outstanding shares	462,135,180 shares	103,134,426 shares
Capital stock	~~W~~2,310,676 million	~~W~~257,836 million
Closing date	December 31	December 31
Number of investment shares	—	99,240,000 shares
Ownership percentage	—	96.22%
Status	Surviving company	Extinct company

(3) The method of the merger
The Company merged with Korea Thrunet Co., Ltd. through a more convenient method (‘small business merger’), allowed by the Commercial law in the Republic of Korea.
(4) Exchange ratio of Korea Thrunet Co., Ltd.’s stock
The stock exchange ratio of the Company and Korea Thrunet Co., Ltd. in the merger was determined by ratio of the asset value of the Company and appraisal value of Korea Thrunet Co., Ltd. based on the tax code.

	hanarotelecom		Korea Thrunet
Asset value (appraisal value)	~~W~~	3,826	~~W~~	1,366
Exchange rate of stock		1		0.3570308
Face value of the stock	~~W~~	5,000	~~W~~	2,500
(5) The schedule of the merger

(1)	Contract date of company valuation: September 5, 2005

(2)	Resolution date of board of directors’ meeting: September 14, 2005

(3)	Date of merger contract: September 22, 2005

(4)	Submission date of merger application: September 14, 2005

(5)	Confirm date of shareholders for general meeting of shareholders for approving the merger: September 7, 2005

(6)	Shareholders meeting date for approving the merger: November 7, 2005

(7)	Effective date of the merger: January 1, 2006

(8)	Registration date of merger: January 9, 2006

(9)	Listing date of newly issued shares: January 18, 2006
(6) Newly issued stocks and grant for the merger are as follows (Won in millions):

	New stock		Grant
New stock (shares)		1,217,832	—
Increase of common stock	~~W~~	6,089	—
(7) Accounting method of the merger
The Company accounted for Korea Thrunet Co., Ltd.’s net asset value as its fair value, according to “Accounting Standards for Consolidated Financial Statements”.
Details of goodwill are as follows (Won in millions):

	Amount
Fair value of net assets	~~W~~	126,666
Cost of purchasing		249,221

Goodwill	~~W~~	122,555

The Company has acquired 99,240,000 shares of Korea Thrunet Co., Ltd.’s common stock with the ownership percentage of 96.22% on June 3, 2005. However, the Company’s control over Korea Thrunet Co., Ltd. was obtained on June 23, 2005 with the formal declaration of the end of corporate reorganization proceedings on that date and valued Korea Thrunet Co., Ltd.’s net asset value as of June 30, 2005, which is the designated effective date. Management does not believe the net income effect from June 23, 2005 through June 30, 2005 is material.
The purchase price of KRW 249, 221 million was allocated as follows (Won in millions):

	Amount
Current assets	~~W~~	167,030
Tangibles		190,479
Goodwill		122,555
Other assets		28,780

Total assets acquired	~~W~~	508,844

Total liabilities assumed		(259,623)

Net assets acquired	~~W~~	249,221

All goodwill acquired are allocated to broadband services as the main business of Thrunet was providing of broadband service.
(8) Summarized financial statements of hanarotelecom and Korea Thrunet
Summarized financial statements of hanarotelecom and Korea Thrunet Co., Ltd. for the years ended and as of December 31, 2004 and 2005 are as follows (Won in millions):
Summarized balance sheets
(As of December 31, 2004)

	hanarotelecom		Korea Thrunet
Current assets:
Quick assets	~~W~~	609,293	~~W~~	149,348
Inventories		1,841		—

		611,134		149,348

Non-current assets:
Investments		144,348		17,389
Tangible assets		2,362,686		233,596
Intangible assets		54,266		14,383

		2,561,300		265,368

Total assets	~~W~~	3,172,434	~~W~~	414,716

Current liabilities	~~W~~	737,081	~~W~~	94,525
Long-term liabilities		687,140		401,492

Total liabilities		1,424,221		496,017

Capital stock		2,310,676		19,507
Paid-in capital in excess of par value		344,642		388,578
Accumulated deficit		(891,264)		(489,472)
Capital adjustments		(15,841)		86

Total shareholders’ equity		1,748,213		(81,301)

Total liabilities & shareholders’ equity	~~W~~	3,172,434	~~W~~	414,716

Summarized balance sheets
(As of December 31, 2005)

	hanarotelecom		Korea Thrunet
Current assets:
Quick assets	~~W~~	343,654	~~W~~	102,292
Inventories		116		—

		343,770		102,292

Non-current assets:
Investments		384,881		12,849
Tangible assets		2,188,805		141,807
Intangible assets		62,645		12,493

		2,636,331		167,149

Total assets	~~W~~	2,980,101	~~W~~	269,441

Current liabilities	~~W~~	595,691	~~W~~	47,734
Long-term liabilities		816,823		145,354

Total liabilities		1,412,514		193,088

Capital stock		2,310,676		257,836
Paid-in capital in excess of par value		344,642		397,146
Accumulated deficit		(1,100,104)		(579,325)
Capital adjustments		12,373		696

Total shareholders’ equity		1,567,587		76,353

Total liabilities & shareholders’ equity	~~W~~	2,980,101	~~W~~	269,441

Summarized statements of operations
(For the year ended December 31, 2004)

	hanarotelecom		Korea Thrunet
Operating revenue	~~W~~	1,436,485	~~W~~	349,772
Operating expenses		1,322,464		346,927

Operating income		114,021		2,845
Non-operating income		61,903		30,724
Non-operating expenses		(165,431)		(107,642)

Ordinary income (loss)		10,493		(74,073)
Extraordinary items		—		153,403

Income before income tax		10,493		79,330
Income tax expense		—		—

Net income	~~W~~	10,493	~~W~~	79,330

Summarized statements of operations
(For the year ended December 31, 2005)

	hanarotelecom		Korea Thrunet
Operating revenue	~~W~~	1,444,411	~~W~~	298,411
Operating expenses		1,391,183		315,305

Operating income (loss)		53,228		(16,894)
Non-operating income		92,457		22,146
Non-operating expenses		(348,377)		(82,235)

Ordinary loss		(202,692)		(76,983)
Extraordinary items		(6,148)		(12,870)

Loss before income tax		(208,840)		(89,853)
Income tax expense		—		—

Net loss	~~W~~	(208,840)	~~W~~	(89,853)

27. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE:
(1)	At the board of directors’ meeting on January 31, 2006, the Company resolved to acquire the Celrun TV’s stocks for ~~W~~5,500 million (780,000 shares, 65% of ownership), and acquired in March.

(2)	At the board of directors’ meeting on February 8, 2006, the Company resolved to issue 26th local debentures of ~~W~~ 100,000 million for the refinancing of current debt, and issued in February.

(3)	At the board of directors’ meeting on February 22, 2006, the Company declared equal (2:1) capital reduction to improve financial structure with the effective date on May 2, 2006.

(4)	At the board of directors’ meeting on February 22, 2006, the Company resolved to have its stocks in United States of America delisted as the average daily trading volume of its stocks in NASDAQ has became so low.

28. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES:
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
(1) Consolidation of Special-Purpose Entities (“SPE”)
Under Korean GAAP, Hanafos and Hanadream, the SPEs described in Notes 13(1) and 14, are excluded from the consolidation as hanaro does not have control over the SPEs’ management and operations.
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
(2) Licensing Cost
In August 1997, the Company’s shareholders (members of the Consortium Agreement) collectively paid ~~W~~45,000 million to the Ministry of Information and Communication (“MIC”) representing a one-time charge to obtain a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Under Korean GAAP, such fees paid by the major shareholders on behalf of the Company are not required to be recorded. Under U.S. GAAP, such transaction is a capital contribution by the shareholders. Under U.S. GAAP, the license was capitalized as an intangible asset and amortized over its estimated economic useful life of 20 years. In connection with the adoption of SFAS No. 142 [See Note 28(6)], licensing cost is deemed to have an indefinite life. A deferred tax liability calculated using the Company’s statutory income tax rate of 27.5% has also been recorded, as the license asset has no tax basis to the Company.
The Company understands that an entity’s estimate of the useful life of an intangible asset shall be based on an analysis of all pertinent factors, in particular: (a) the expected use of the asset by the entity, (b) the intangible asset may relate, (c) any legal, regulatory, or contractual provisions that may limit the useful life, (d) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, (e) level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Under the Korean Telecommunications Business Law, the telecommunications services that Network Service Providers, which are facilities-based telecommunications service providers, may provide are restricted to those for which they have received a license from the Ministry of Information and Communication (“MIC”). In October 1997, the Company received a perpetual license to provide fixed-link local telephone service on a nationwide basis in Korea. Such license does not need to be renewed. The formal document from the Minister of the MIC that granted the license to the Company sets forth the conditions under which the license would be revoked, which consist of the following: (a) failure to make payment of information promotion fund, (b) supplement of personnel from small business entities. The Company has no reason to believe that any of these conditions would be applicable to the Company.
(3) Interest Capitalization
As explained in Note 2, under Korean GAAP, starting from January 1, 2003, interest expense is no longer capitalized. However, under U. S. GAAP, the Company’s policy is to capitalize interest in the amount that would have theoretically been avoided had expenditures not been made for assets which require a period of time to get them ready for their intended uses.
(4) Investment Securities
Information included in short-term and long-term investment securities as of December 31, 2004 and 2005 is as follows:

	Korean won
			Unrealized gains				Unrealized losses				Impaired losses
	Acquisition		Over 12		Under 12		Over 12		Under 12		Over 12		Under 12		Fair
	cost		months		months		months		months		months		months		value
	(In millions)
2004:
(1) Short-term investment securities
Debt securities	~~W~~	1,571	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	450	~~W~~	1,121

		1,571		—		—		—		—		—		450		1,121

(2) Long-term investment securities
Available-for-sale securities
Listed		11,535		—		82		5,758		—		—		—		5,859
Non-listed		51,232		—		—		—		—		28,497		2,539		20,196
Other		2,741		—		—		—		—		—		—		2,741

		65,508		—		82		5,758		—		28,497		2,539		28,796
Debt securities		20		—		—		—		—		—		—		20

		65,528		—		82		5,758		—		28,497		2,539		28,816

	~~W~~	67,099	~~W~~	—	~~W~~	82	~~W~~	5,758	~~W~~	—	~~W~~	28,497	~~W~~	2,989	~~W~~	29,937

	Korean won
			Unrealized gains				Unrealized losses				Impaired losses
	Acquisition		Over 12		Under 12		Over 12		Under 12		Over 12		Under 12		Fair
	cost		months		months		months		months		months		months		value
	(In millions)
2005:
(1) Short-term investment securities
Debt securities	~~W~~	1,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,120	~~W~~	—

		1,120		—		—		—		—		—		1,120		—

(2) Long-term investment securities
Available-for-sale securities
Listed		4,941		164		82		—		—		—		—		5,187
Non-listed		100,439		—		—		—		—		76,267		1,036		23,136
MMF		163		—		16		—		—		—		—		179
Other		2,956		—		—		—		—		—		—		2,956

		108,499		164		98		—		—		76,267		1,036		31,458
Debt securities		13		—		—		—		—		—		—		13

		108,512		164		98		—		—		76,267		1,036		31,471

	~~W~~	109,632	~~W~~	164	~~W~~	98	~~W~~	—	~~W~~	—	~~W~~	76,267	~~W~~	2,156	~~W~~	31,471

Under U.S. GAAP, if the decline in fair value is judged to be other than temporary, the cost basis of the individual securities is written down to fair value as a new cost basis and the amount of the write-down is included in current earnings. Other than temporary impairment is determined based on evidence-based judgment about a recovery of fair value up to (or beyond) the cost of investment by considering the severity and duration of the impairment in relation to forecasted recovery of fair value. Under Korean GAAP, if the collectible value from the securities is less than acquisition costs with objective evidence of impairment such as bankruptcy of investees, an impairment loss is recognized. In addition, the duration of the impairment in relation to the forecasted recovery of fair value is not considered for Korean GAAP purposes. Due to such differences, for U.S. GAAP purpose, losses on impairment of investment securities for the year ended December 31, 2005 increased by KRW 3,009 million, when compared to that under Korean GAAP.

(5) Development Costs
Development costs are deferred under Korean GAAP. Under U.S.GAAP, development costs are charged to expenses when incurred and are classified as operating expenses.
(6) Goodwill and Other Intangibles
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
The Company’s intangible assets with finite lives and intangible assets with indefinite lives including goodwill explained in Note 12 as of December 31, 2004 and 2005 are as follows:

Intangible assets with finite lives	Property rights of industry
Cable line usage rights
Land right
Other
Intangible assets with indefinite lives	Goodwill
Licensing cost [see Note 28(2)]
Under Korean GAAP, goodwill, which represents the excess of the acquisition cost over the fair value of net identifiable assets acquired, is amortized on a straight line basis over its estimated useful life, up to 40 years, and an impairment loss is recognized immediately when it is no longer probable that goodwill will be recovered from expected future economic benefits or its carrying amount exceeds its fair value. All intangibles are amortized over their estimated useful lives and an impairment loss is recognized when their carrying amount exceeds their fair value.
Under US GAAP, in accordance with SFAS No. 142, intangible assets with finite lives continue to be amortized over their useful economic lives. Goodwill and intangible assets with indefinite lives are not amortized, but tested for impairment at least once a year.
In compliance with SFAS No. 142, the Company has adopted a two-step test for goodwill impairment. In the first step of the test, which identifies potential impairment, the Company compares the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the fair value, the Company performs the second step of the test, which measures the amount of impairment loss, by comparing the impaired fair value of reporting unit goodwill with the carrying amount. If the carrying amount exceeds the implied fair value of that goodwill, the Company recognizes an impairment loss in an amount equal to that excess. The Company determines the implied fair value of goodwill in the same manner as it determines the amount of goodwill recognized in a business combination, by determining the excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities.

(7) Bonds with Stock Warrants
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
(8) Stock Compensation Expense
A summary of status of hanaro and Hanaro Dream, Inc.’s stock option plans as of December 31, 2003, 2004 and 2005, and the changes during the years ended on those dates are presented below.
hanaro:

	2003			2004			2005
		Weighted-			Weighted-			Weighted-
	Shares	average		Shares	average		Shares	average
		exercise price			exercise price			exercise price
Outstanding at beginning of year	1,810,642	~~W~~	17,558	1,721,153	~~W~~	17,549	21,494,043	~~W~~	6,005
Granted	—		—	19,772,890		5,000	610,000		5,000
Cancelled	(89,489)		17,750	—		—	(137,562)		17,750

Outstanding at end of year	1,721,153		17,549	21,494,043		6,005	21,966,481		5,903

Options exercisable at year-end	1,721,153			1,721,153			1,583,591
Weighted-average fair value of options granted during the year			—			457			385
Hanaro Dream, Inc.:

	2003			2004			2005
		Weighted-			Weighted-			Weighted-
	Shares	average		Shares	average		Shares	average
		exercise price			exercise price			exercise price
Outstanding at beginning of year	—	~~W~~	—	80,000	~~W~~	8,000	30,000	~~W~~	8,000
Granted	80,000		8,000	—		—	—		—
Cancelled	—		—	(50,000)		8,000	—		—

Outstanding at end of year	80,000		8,000	30,000		8,000	30,000		8,000

Options exercisable at year-end	—			—			30,000
Weighted-average fair value of options granted during the year			1,108			—			—
The following table summarizes information about hanaro and Hanaro Dream, Inc.’s stock options as of December 31, 2005.
hanaro:

		Weighted-average
Ranges of exercise	Number of	remaining contractual	Weighted-average
price	options outstanding	life (years)	exercise price
~~W~~5,000	20,382,890	1.4	~~W~~	5,000
~~W~~5,630	50,000	0.0		5,630
~~W~~17,750 to ~~W~~19,910	1,533,591	0.0		17,905

~~W~~5,000 to ~~W~~19,910	21,966,481	1.3		5,903

Hanaro Dream, Inc.:

		Weighted-average
Ranges of exercise	Number of	remaining contractual	Weighted-average
price	options outstanding	life (years)	exercise price
~~W~~8,000	30,000	0.0	~~W~~	8,000

(9) Interest Rate Swap
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
(10) Loans to Employees
Under Korean GAAP, loans to employees for purposes of purchasing the Company’s common stock are recorded as assets. Under U.S.GAAP, such transactions are recorded as a reduction in shareholders’ equity.
(11) Advanced Payments
Under Korean GAAP, advanced payments, which relate to purchases of property and equipment, are included in current assets. Under U.S.GAAP, such advanced payments are included in non-current assets.
(12) Revenue Recognition
Under Korean GAAP, activation fees and service installation service fees are recorded as revenues when billed and the related direct incremental acquisition cost are expensed as incurred.
Under U.S.GAAP, such amount should be deferred and recognized over the period of customer relationship.
(13) Minority Interests in Consolidated Subsidiaries
Under Korean GAAP, minority interests in consolidated subsidiaries is presented as a component of shareholders’ equity in the consolidated balance sheets. Under U.S. GAAP, minority interests in consolidated subsidiaries are not included in shareholders’ equity; rather, it is presented between liability and shareholders’ equity in the consolidated balance sheets.

(14) Comprehensive Income
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
Comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 is summarized as follows:

	Korean Won
	2003		2004		2005
	(In millions)
Net income (loss) in accordance with U.S.GAAP	~~W~~	(161,598)	~~W~~	14,849	~~W~~	(203,212)
Other comprehensive income (loss), net of tax :
Unrealized gains (losses) on investments		(1,062)		2,087		14,591
Less : reclassification adjustment		(1,321)		(1,038)		(5,643)

Net unrealized gains (losses) on investments		(2,383)		1,049		8,948

Foreign-based operations translation credit (debit)		2		44		—
Less : reclassification adjustment		—		(22)		—

Net foreign-based operations translation credit (debit)		2		22		—

Net interest rate swap		(7,425)		(4,565)		15,763

Comprehensive income (loss) in accordance with U.S.GAAP	~~W~~	(171,404)	~~W~~	11,355	~~W~~	(178,501)

(15) Statements of Cash Flows
Statements of cash flows for the year ended December 31, 2003 under Korean GAAP do not include cash flows of Hanafos and Hanadream, which are included in the consolidation under U.S. GAAP.
Under Korean GAAP, cash flows from refundable deposits are reported as investing activities, which are reported as operating activities under U.S. GAAP. Summarized cash flows data by operating, investing and financing activities in accordance with U.S.GAAP for the years ended December 31, 2003, 2004 and 2005 are set out below.

	Korean Won
	2003		2004		2005
	(In millions)
Net cash provided by (used in):
Operating activities	~~W~~	306,198	~~W~~	444,230	~~W~~	496,833
Investing activities		(269,837)		(183,523)		(582,395)
Financing activities		(118,106)		(294,922)		(48,366)
Decrease due to changes in consolidated subsidiaries		—		(39,277)		120,500

Decrease in cash and cash equivalents		(81,745)		(73,492)		(13,428)
Cash and cash equivalents, beginning of year		323,583		241,838		168,346

Cash and cash equivalents, end of year	~~W~~	241,838	~~W~~	168,346	~~W~~	154,918

(16) Recently Issued Accounting Pronouncements
In October 2005, the Financial Accounting Standards Board (“FASB’’) issued FASB Staff Position(“FSP’’) 13-1, “Accounting for Rental Costs Incurred during a Construction Period’’ (“FSP 13-1’’). FSP13-1 requires rental costs associated with ground or building operating leases that are incurred during a construction period be recognized as rental expense and included in income from continuing operations. FSP13-1 is effective for fiscal periods beginning after December 15, 2005. The provisions of FSP 13-1 are not expected to have a material impact on the Company’s consolidated financial statements.

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
(17) Fair Value of Financial Instruments
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

The estimated fair values of the Company’s financial instruments as of December 31 are summarized as follows:

	Korean Won
	2004				2005
	Carrying amount		Fair value		Carrying amount		Fair value
	(In millions)
Cash and cash equivalents and short-term investment securities	~~W~~	169,467	~~W~~	169,467	~~W~~	154,918	~~W~~	154,918
Short-term financial instruments		193,716		193,716		23,350		23,350
Long-term financial instruments		68		68		1,622		1,622
Long-term investment securities		28,816		29,655		31,471		32,418
Long-term debt, including current portion		465,910		466,922		271,061		271,061
Debentures, including current portion		488,975		502,972		683,206		684,496
Long-term obligations under capital lease, including current portion		79,854		79,285		39,423		38,110
Interest rate swap		17,623		17,623		1,859		1,859
(18) Classification of income and expenses as operating income
A reconciliation of the operating income or loss accounts under Korean GAAP to the approximate amounts determined under US GAAP pursuant to FASB Concepts Statement No.6 and S-X Reg. 210.5-03 for the years ended December 31, 2003, 2004 and 2005 is as follows:

							Translation into
	Korean Won						U.S. Dollars(Note 2)
	2003		2004		2005		2005
			(In millions)				(In thousands)
Operating income based on Korean GAAP	~~W~~	70,694	~~W~~	113,930	~~W~~	38,522	$38,141
U.S. GAAP adjustments:
Gain on disposal of property and equipment		1,102		885		3,962	3,923
Donations		(800)		(306)		(312)	(309)
Loss on disposal of property and equipment		(1,326)		(1,246)		(2,154)	(2,133)
Loss on disuse of property and equipment		(61,333)		(20,726)		(60,586)	(59,986)
Other adjustments		3,444		416		11,326	11,214

Operating income(loss) based on U.S. GAAP	~~W~~	11,781	~~W~~	92,953	~~W~~	(9,242)	$(9,150)

Other adjustments represent other US GAAP reconciliation items affecting operating income, which include development costs, revenue recognition, error corrections and amortization of goodwill.
(19) Extraordinary item
Certain items of income and expense considered as extraordinary items under Korean GAAP would be considered non extraordinary items under U.S. GAAP. However, this reclassification would have no impact on consolidated equity, net income (loss).

(20) Effect on Net Income(Loss) and Shareholders’ Equity
The approximate effects of the significant adjustments to net loss and shareholders’ equity, that are required if U.S.GAAP were applied instead of Korean GAAP, are summarized as follows:

							Translation into
	Korean Won						U.S. Dollars (Note 2)
	2003		2004		2005		2005
	(In millions, except per share amount)						(In thousands, except
							per share amount)
Net income (loss) under Korean GAAP	~~W~~	(161,299)	~~W~~	13,046	~~W~~	(209,318)	$(207,246)

Adjustments:
Development costs		(1,717)		1,250		(211)	(209)
Interest capitalization		3,168		1,387		1,541	1,526
Revenue recognition		346		282		—	—
Bonds with stock warrants		(7,066)		—		—	—
Consolidation of SPE		155		—		—	—
Amortization of goodwill		425		738		1,767	1,750
Error corrections		4,390		(1,854)		—	—
Losses on impairment of investment securities		—		—		3,009	2,979
Deferred tax effect of current year’s U.S. GAAP adjustments		89		(2,545)		(852)	(844)
Valuation allowance against deferred tax assets created by U.S. GAAP adjustments		(89)		2,545		852	844

		(299)		1,803		6,106	6,046

Net loss under U.S. GAAP	~~W~~	(161,598)	~~W~~	14,849	~~W~~	(203,212)	$(201,200)

Basic and diluted net income (loss) per share under U.S. GAAP (in Korean won and U.S. dollars)	~~W~~	(1,006)	~~W~~	64	~~W~~	(879)	$(0.871)

Basic and diluted ordinary income (loss) per share under U.S. GAAP (in Korean won and U.S. dollars)	~~W~~	(1,006)	~~W~~	64	~~W~~	(879)	$(0.871)

Shareholders’ equity under Korean GAAP	~~W~~	1,730,720	~~W~~	1,751,606	~~W~~	1,573,080	$1,557,505

Adjustments:
Licensing cost paid by shareholders	~~W~~	35,250	~~W~~	35,250	~~W~~	35,250	$34,900
Development costs		(2,716)		(1,465)		(1,676)	(1,659)
Interest capitalization		3,168		4,555		6,096	6,036
Loans to employees		(12,574)		(12,067)		(9,386)	(9,293)
Consolidation of SPE		2,314		—		—	—
Revenue recognition		(282)		—		—	—
Goodwill		850		1,589		3,356	3,323
Error corrections		922		(932)		—	—
Deferred tax effect of U.S. GAAP adjustments		(11,728)		(10,724)		(11,832)	(11,715)
Valuation allowance against deferred tax assets created by U.S. GAAP adjustments		11,728		10,724		11,832	11,715
Changes in minority interest applying U.S. GAAP		(598)		(3,215)		(4,920)	(4,871)
Minority interests under U.S. GAAP		(19)		—		—	—

		26,315		23,715		28,720	28,436

Shareholders’ equity under U.S. GAAP	~~W~~	1,757,035	~~W~~	1,775,321	~~W~~	1,601,800	$1,585,941

Basic and diluted net (ordinary) income (loss) per share under U.S. GAAP for the years ended December 31, 2003, 2004 and 2005, respectively, was calculated reflecting the effect from the reverse stock split occurred on May 3, 2006.

(21) Reconciliation of the Balance Sheet Accounts
The reconciliation of the significant balance sheet accounts under Korean GAAP except for the shareholders’ equity items shown above, to the approximate amounts determined under U.S.GAAP as of December 31 is as follows:

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2005		2005
	(In millions)				(In thousands)
Current assets
Current assets under Korean GAAP	~~W~~	624,797	~~W~~	446,374	$441,954
U.S. GAAP adjustments:
Short-term loans		(4,373)		(7,757)	(7,680)
Prepaid expenses		3,585		2,424	2,400
Deferred income tax assets		170		244	242

Current assets under U.S. GAAP		624,179		441,285	436,916

Non-current assets
Non-current assets under Korean GAAP		2,560,315		2,587,886	2,562,264
U.S. GAAP adjustments:
Long-term loans		(7,694)		(1,629)	(1,613)
Long-term prepaid expenses		4,210		3,488	3,453
Intangibles		35,374		36,930	36,564
Interest capitalization		4,555		6,096	6,036
Deferred income tax assets		11,213		12,049	11,930

Non-current assets under U.S. GAAP		2,607,973		2,644,820	2,618,634

Total assets based on U.S. GAAP	~~W~~	3,232,152	~~W~~	3,086,105	$3,055,550

Current liabilities
Current liabilities under Korean GAAP	~~W~~	742,510	~~W~~	638,176	$631,858
U.S. GAAP adjustments:
Unearned income		3,585		2,424	2,400
Error corrections		932		—	—
Deferred income tax liabilities		170		244	242

Current liabilities under U.S. GAAP		747,197		640,844	634,500

Long-term liabilities
Long-term liabilities under Korean GAAP		690,996		823,004	814,855
U.S. GAAP adjustments:
Unearned income		4,210		3,488	3,453
Deferred income tax liabilities		11,213		12,049	11,930

Long-term liabilities under U.S. GAAP		706,419		838,541	830,238

Total liabilities based on U.S. GAAP	~~W~~	1,453,616	~~W~~	1,479,385	$1,464,738

Minority interests based on U.S. GAAP	~~W~~	3,215	~~W~~	4,920	$4,871

(22) Tax Effects of Temporary Differences
The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, computed under U.S.GAAP, and the description of the financial statement items that created these differences are as follows:

	Korean Won
	2004				2005
	Current		Non-current		Current		Non-current
	(In millions)
Deferred tax assets:
Development costs	~~W~~	403	~~W~~	—	~~W~~	461	~~W~~	—
Error correction		256		—		—		—

Total deferred income tax assets		659		—		461		—
Valuation allowance		(489)		11,213		(217)		12,049

Net deferred income tax assets		170		11,213		244		12,049

Deferred tax liabilities:
License fee		—		(9,694)		—		(9,694)
Interest capitalization		(170)		(1,082)		(244)		(1,432)
Goodwill		—		(437)		—		(923)

Total deferred income tax liabilities		(170)		(11,213)		(244)		(12,049)

Net deferred income tax assets	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

At December 31, 2004 and 2005, the Company has available loss carryforwards of ~~W~~ 1,289,173 million and ~~W~~ 703,781 million, respectively, which may be applied against future taxable income through 2009 and 2010, respectively.
The income tax expenses under U.S.GAAP for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Korean Won
	2003		2004		2005
	(In millions)
Income tax currently payable	~~W~~	354	~~W~~	806	~~W~~	245
Deferred income taxes		(52)		(311)		189

Income tax expense	~~W~~	302	~~W~~	495	~~W~~	434

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

The difference between the actual income tax expense and the tax benefit computed by applying the statutory Korean corporate income tax rates to income before income tax for 2003, 2004 and 2005 is attributable to the following:

	Korean Won
	2003		2004		2005
	(In millions)
Income tax benefit at statutory Korean corporate income tax rate of 29.7%, 29.7% and 27.5% in 2003, 2004 and 2005, respectively	~~W~~	(49,184)	~~W~~	5,199	~~W~~	(57,120)
Non-deductible meals and entertainment and other		1,143		576		42,241
Change in valuation allowance		47,692		(4,928)		15,325
Other		651		(352)		(12)

Actual income tax expense	~~W~~	302	~~W~~	495	~~W~~	434

EXHIBIT INDEX

Exhibits	Description

1.1.	Articles of Incorporation, as amended on March 24, 2006 (English translation)

4.1.	Memorandum of Understanding with between Celrun Inc. and Kim Young-min, hanarotelecom Inc. and CelrunTV Inc., dated February 6, 2006 (English translation)

4.2.	Business Cooperation Agreement among hanarotelecom, inc., Celrun Co., Ltd. and CelrunTV, dated March 6, 2006 (English translation)

8.1.	List of hanarotelecom’s significant subsidiaries (See “Item 4.C. Organizational Structure.”)

11.1	Code of Ethics (English translation)

12.1.	Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

12.2.	Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)

13.1.	Section 906 Certifications required by Rule 13a-14(b) and 18 U.S.C. Section 1350