Form 20-F/A
period 2005-12-31
hanarotelecom inc
filed 2006-08-10
CIK 1108838

  AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2006
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   FORM 20-F/A
                                 AMENDMENT NO. 1


         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR
            |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE TRANSITION PERIOD FROM TO
                                       OR
           |_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT

                        COMMISSION FILE NUMBER 001-15012


                               ------------------

                            HANAROTELECOMCHUSHIKHOESA
             (Exact name of Registrant as specified in its charter)

                           HANAROTELECOM INCORPORATED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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

Common shares, par value
Won 5,000 per share.......... .                  The KRX KOSDAQ Market

American depositary shares, each
of which represents one common
share..................                        The NASDAQ National Market


        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

         As of December 31, 2005, 462,135,180 common shares were issued and outstanding.

         Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                 Yes [X] No |_|

         If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                 Yes |_| No [X]

         Note -- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 Yes [X] No |_|

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [X] Accelerated filer |_| Non-accelerated filer |_|

         Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 [X]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

                                 Yes |_| No [X]


================================================================================

                                TABLE OF CONTENTS


                                                                            PAGE
Explanatory Note................................................               4

Item 6. Directors, Senior Management and Employees..............               5

Item 10. Additional Information.................................              16

                                EXPLANATORY NOTE

         We are filing this Form 20-F/A to disclose certain home country corporate governance practices that we have adopted in lieu of the comparable NASDAQ requirements under NASDAQ Marketplace Rule 4350(a)(1) and to further clarify some of the disclosure relating to our corporate governance practices and compensation of directors and senior management.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   DIRECTORS AND SENIOR MANAGEMENT

         The following table sets out our directors, their age, their position on the board and audit committee and the shareholder, if any, who nominated them.

        NAME                 AGE                   POSITION                         NOMINATED BY
---------------------   --------------- ----------------------------  -------------------------------------

Byung-Moo Park.......44                 Representative Director and
                                          Chief Executive Officer
Wilfried Kaffenberger61                 Non-standing Director         AIG Asian Infrastructure Fund II
David Yeung..........56                 Non-standing Director         AIG Asian Opportunity Fund
Paul Chen............41                 Outside Director              Outside Director Candidate Nominating
                                                                         Committee
Varun Bery...........48                 Outside Director              Outside Director Candidate Nominating
                                                                         Committee
Sung Kyou Park.......67                 Outside Director & Chairman   Outside Director Candidate Nominating
                                          of Audit Committee             Committee
Sun Woo Kim..........65                 Outside Director & Member of  Outside Director Candidate Nominating
                                          Audit Committee                Committee
Steven J. Schneider..47                 Outside Director              Outside Director Candidate Nominating
                                                                         Committee
Afshin Mohebbi.......43                 Outside Director              Outside Director Candidate Nominating
                                                                         Committee
Peter Whang..........39                 Non-standing Director &       AIG Asian Infrastructure Fund II
                                        Member of Audit Committee


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

         DAVID YEUNG has served as our non-standing Director since November 2003. He is currently serving as Head of AIG's infrastructure investments in developing markets and as Managing Director of AIG Global Investment Corp in Hong Kong. Prior to joining AIG in Hong Kong in 1995, Mr. Yeung was with Bell Canada Enterprise and Northern Telecom managing telecom and technology investments in North America. Mr. Yeung received a bachelor of science from Indiana University in 1972 and masters in business administration from The Graduate School of Business, University of Chicago in 1974. He is a U.S. certified public accountant as well as a Canadian chartered accountant.

         PAUL CHEN has served as our outside Director since November 2003. He is currently a Managing Director of Newbridge Capital based in Hong Kong. Mr. Chen played a key role in Newbridge's investments in hanarotelecom and Korea First Bank and currently serves as a member of our Director and Compensation Committee and as a Director and Audit Committee member of Korea First Bank. Prior to joining Newbridge in 1996, Mr. Chen worked in the investment banking division at Morgan Stanley & Co. in New York and Hong Kong as well as Bankers Trust Company in New York. Mr. Chen has a bachelor of science in applied economics and business management from Cornell University and masters in business administration from Harvard Business School.

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

         PETER WHANG has served as our Director and a member of our audit committee since March 2006. He received a masters in business administration from the University of Chicago. He worked at the Chairman's Office of LG Group before serving as Representative Director of AIGGIC Korea. Although Mr. Whang does not meet the NASDAQ requirements for outside

(independent) directors, he satisfies the requirements for audit committee members under the Korean Securities and Exchange Act. Accordingly, as a person specially related to the largest shareholder (AIF II NT), he was appointed as a non-standing Director who serves as a member of our audit committee.

         The following table sets out information on our principal senior executive officers who are not members of the board of directors.


           NAME                 AGE                                   POSITION
--------------------------   ---------- --------------------------------------------------------------
Jin Ha Kim................   50         Senior Executive Vice President and Chief Technology Officer
Dominic A. Gomez..........   51         Senior Executive Vice President and Chief Operating Officer
Soon Man Hong.............   47         Senior Executive Vice President and Head of the Convergence
                                        Headquarters
Eric Choi.................   49         Senior Executive Vice President and  Head of the Sales Channel
                                        Management Headquarters
Mark D. Pitchford.........   42         Executive Vice President and Chief Marketing Officer
Janice Lee................   44         Senior Executive Vice President and Chief Financial Officer
Matt Lee .................   48         Executive Vice President and Chief Business Officer
Kyu Shik Shin ............   49         Executive Vice President and Head of the Corporate Business
                                        Headquarters
Chong Hoon Park...........   41         Executive Vice President and Head of the External
                                        Collaboration/Strategy Headquarters
Young Bo Chang............   47         Senior Vice President
Geon Jun Park.............   48         Senior Vice President
Sang Hwan Oh..............   48         Senior Vice President
Seok Ho Lee...............   52         Senior Vice President
Myong Heon Choi...........   48         Senior Vice President
Sang Jin Jeun.............   41         Senior Vice President
Marshall J. Cochrane......   63         Senior Vice President and Chief Procurement Officer
Kyoung Yu Min.............   46         Senior Vice President
Yeon Ho Kim...............   42         Senior Vice President
Myung Joo Ko..............   42         Senior Vice President
Baeky Rhee................   45         Senior Vice President


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

         SANG JIN JEUN has served as a Senior Vice President and the Head of the Communications Unit since January 2006. He was appointed on January 1, 2006. He received a bachelor of arts in government and international affairs from Augustana College in 1989 and a master of arts in East Asian studies from University of Illinois at Urbana-Champaign in 1991. From October 2005 to January 2006, he served as head of the Internal Communications of SC First Bank.

         MARSHALL J. COCHRANE has served as a Senior Vice President and Chief Procurement Officer since February 2006. He was appointed on February 27, 2006. He received a bachelor of arts in sociology from United States International University and a masters in industrial administration from Carnegie Mellon University. He has served as Vice President of Pac Tel-SBC Corp and Chief Procurement Officer of Cochrane Consulting Services.

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

         MYUNG JU KO has served as a Senior Vice President and the Head of the Human Resources Headquarters Unit since April 2006. He received a bachelor of arts in archaeology and art history from Seoul National University. He worked at Daewoo Motor, Hungkuk Life Insurance, Daehan Synthetic Fiber and Sehwa Girls' High School. On April 1, 2006, he joined hanarotelecom as the Head of the Human Resources Headquarters Unit (Senior Vice President).

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

B.   COMPENSATION

         At the annual general meeting, shareholders approved Won 2.0 billion as the maximum aggregate amount of compensation for our directors and audit committee members for 2005, out of which we actually paid an aggregate of Won
1.88 billion, including retirement and severance benefits, to our directors and audit committee members during 2005. Of this amount, Won 1.79 billion was paid to directors and outside directors and Won 0.08 billion was paid to our audit committee members in 2005. In particular, the amount paid to directors and outside directors includes executive compensation for Dr. Yoon Chang-bun, our former Representative Director who resigned on August 12, 2005.

         From January 1, 2005 to March 31, 2006, a total of 5,260,000 stock options were granted to our directors and executive officers under our stock option plan. During the same period, a total of 4,167,562 stock options were cancelled, which includes 4,041,912 stock options granted to our directors and executive officers and 125,650 stock options granted to our employees. As of April 30, 2006, we have outstanding stock options to purchase a total of 22,586,481 common shares.

C.   BOARD PRACTICES

         BOARD OF DIRECTORS

         General. The board of directors has the ultimate responsibility for the administration of the affairs of hanarotelecom. Under the Korean Commercial Code and our Articles of Incorporation, directors serve a three-year term but if the term ends prior to the date of the ordinary general meeting of shareholders in the last fiscal year of their term, the term will be extended until the close of the ordinary general meeting of shareholders. Our Articles of Incorporation provide for a board of directors consisting of up to 15 directors in total, but our board of directors is currently comprised of ten directors. Our Articles of Incorporation further provide that any person who is employed by a company that conducts business in Korea that is in competition with our business objectives or a company belonging to the same group of companies as such competitor company pursuant to the Monopoly Regulation and Fair Trade Act, cannot be a director of hanarotelecom and any existing director (including those who were appointed prior to the amendments to the Articles of Incorporation) shall immediately lose his or her directorship if the foregoing restriction becomes applicable. The directors are elected at the general meetings of shareholders by a majority of the vote of the shareholders present or represented, subject to such majority equaling at least one-quarter of all issued and outstanding shares with voting rights.

         NASDAQ Rule 4350(c)(4) requires director nominees either be selected, or recommended for the board's selection, either by (i) a majority of the independent directors, or (ii) a nominations committee comprised solely of independent directors. Consistent with the general practice adopted by Korean companies, however, director candidates to be elected at the general meetings of shareholders are generally nominated by our board of directors. In addition, in accordance with the requirement under the Korean Securities and Exchange Act applicable to companies with total assets of KRW 2 trillion or more as of the end of the most recent financial year and listed on the KRX Stock Market or the KRX KOSDAQ Market (such as us), our Articles of Incorporation provides that our outside directors be elected from among individuals nominated by the Outside Director Candidate Nomination Committee. At least one-half of the members of the Outside Director Candidate Nomination Committee must be comprised of outside directors.

         Notwithstanding the foregoing, certain shareholders may, subject to satisfaction of certain conditions set forth in the Korean Securities and Exchange Act and the Korean Commercial Code, submit a proposal to the board of directors to include the shareholder's nominee as candidate for director to be elected at the general meetings of shareholders. Under the Korean Commercial Code, the board of directors must include such shareholder candidate for election at the general meetings of shareholders as long as the process and substance of such proposal does not violate applicable law and the articles of incorporation of the company. Our Articles of Incorporation expressly provides that the shareholders may exercise their right to propose candidates for directors as provided under the Korean Commercial Code, the Korean Securities and Exchange Act, and other applicable laws and regulations.

         Shareholders' Agreement. Our major shareholders that form the investment consortium led by AIG, Newbridge and TVG are parties to a shareholders' agreement governing the terms of their investments in us. See "Item 7.A. Major Shareholders" for more information with respect to the beneficial ownership of our common shares by the major shareholders. Wilfried Kaffenberger, David Yeung, Paul Chen, Varun Bery, Steven J. Schneider, Afshin Mohebbi and Peter Whang were nominated to the board of directors of hanarotelecom pursuant to the terms of the agreement.

         Review of Related Party Transactions. In accordance with the Korean Commercial Code, the board of directors approves all transactions that a director, on his or her own behalf or on behalf of a third party, enters into with us. Under the Korean Commercial Code and our board regulations, any director that has a special interest with respect to the agenda of a board meeting may not exercise his voting rights in such board meeting. Under the recently amended Korean Securities and Exchange Act, we are prohibited from lending money (or other equivalent assets) to, or providing security or guaranteeing in favor of, any officers (including directors) or any majority shareholders (including any of their specially related persons), except in certain circumstances. The Korean Securities and Exchange Act also requires transactions exceeding certain volume between us and (i) our largest shareholder (including any of its specially related persons), or (ii) a specially related person of us to be approved by the board of directors and to be reported at the subsequent annual general meeting of shareholders. The Korean Commercial Code or other relevant Korean law does not require related party transactions other than those with directors, certain shareholders (including any of such shareholder's specially related persons), and specially related persons of the company referred to above to be approved by the board of directors or any of our independent body. We follow these home country practices in lieu of the requirements under NASDAQ Rule 4350(h), which require an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the company's audit committee or another independent body of the board of directors.

         Audit Committee. Under the Korean Securities and Exchange Act, we must establish an audit committee instead of appointing a statutory internal auditor. Our Articles of Incorporation and Audit Committee Regulations provide that the Audit Committee, which must consist of three or more directors, and of which at least two-thirds should be outside directors, is responsible for, among other matters, examining internal transactions and potential conflicts of interest and reviewing accounting and other relevant matters. The Audit Committee also has the right to request the board of directors to convene a shareholders' meeting by providing a document that sets forth the agenda and reasons.

         Our board of directors established the Audit Committee on March 17, 2000 in accordance with our Articles of Incorporation. Our Audit Committee consists of three directors: Sung Kyu Park, Sun Woo Kim and Peter Whang. Mr. Sung Kyou Park serves as the chairman of the Audit Committee.

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

         NASDAQ Rule 4350(c)(3) provides that compensation of the executive officers of the company be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors and that the chief executive officer may not be present during the voting or deliberations of determination of his or her compensation. In lieu of such requirement, however, we have adopted the Compensation Committee structure as described above, which is consistent with Korean legal requirements. Under the Korean Commercial Code, the shareholders determine compensation of our registered directors, except otherwise specified in our Articles of Incorporation. It is generally understood that shareholders may determine the maximum aggregate compensation of all registered directors and may delegate to the board of directors the authority to determine the compensation for each registered director within the maximum aggregate amount determined by the shareholders. To our knowledge, this practice is generally adopted by most listed companies in Korea. Consistent with practices of most listed companies in Korea, our Articles of Incorporation provides that the compensation for each registered director (including the chief executive officer, who is the representative director, and other standing or non-standing directors (including outside directors)) will be determined by the board of directors subject to the maximum aggregate compensation of all registered directors decided by the shareholders at the general meeting of shareholders.

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

         For additional information on board practices, see "Item 6.A. Directors and Senior Management."

D.   EMPLOYEES

         As of December 31, 2005, we had a total of 1,461 employees and an additional 128 full-time employees employed on a contractual basis. The following chart shows the number of permanent employees by functional areas.


                                                                        AS OF DECEMBER 31,
                                                            ------------------------------------------------
                                                            2003               2004               2005
                                                            -----              ----               ----
Planning and management...........................                  169                258               171
Information technology............................                   54                 55                57
Marketing and sales...............................                  565                480               479
Network and engineering...........................                  647                684               711
Research and development..........................                   54                 55                43
                                                                  -----              ----               ----
         TOTAL
                                                                  1,489              1,532             1,461
                                                                 ======             ======            ======



         We have a trade union, called "hanarotelecom Trade Union," which is a member organization of the Federation of Korean Trade Union. Of the 1,199 employees who could apply for the union membership, 92.9% or 1,114 are members, of which seven members are serving as full-time union members. We have not experienced any work stoppages. We consider our relations with employees to be good.

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

         As of December 31, 2005, we have provided loans and guarantees to our employees in the amount of Won 15.1 billion for the purchase of our common shares through our employee stock ownership association. The loans are secured by the shares purchased. As of May 31, 2006, we have also provided housing loans to our employees in the amount of Won 8.6 billion, of which 1.45 billion was newly provided during 2005. These loans are secured by accrued severance benefits of the borrowing employees. As of May 31, 2006, we have not experienced any defaults under these loans. The loans are provided as a benefit to our employees and are not required under Korean law. Our officers and directors are not eligible for these loans.

         During 2005, we averaged 13 part-time employees at the end of each month.

E.   SHARE OWNERSHIP

         No director or member of senior management beneficially owns 1.0% or more of our shares on an individual basis.

         STOCK OPTION PLAN

         We may, by special resolution of the shareholders, grant stock options to our officers and employees who have contributed or are qualified to contribute to our establishment, management and technical innovation pursuant to our Articles of Incorporation and the Korean Securities and Exchange Act exercisable for up to an aggregate of 15% of our total number of issued and outstanding share. Up to an aggregate of 1% of our total number of issued and outstanding shares may be granted by resolution of the board of directors, subject to shareholder approval. However, stock options may not be granted to
(1) our largest shareholder or its related parties, (2) any shareholder or its related parties who owns, directly or indirectly, 10% or more of our outstanding shares having voting rights or certificates of capital contribution of paid-in capital, or (3) an officer or employee who becomes a major shareholder as described in paragraph (2) above upon exercise of the stock option. With respect to stock option grants, we follow the above requirements in lieu of NASDAQ Rule 4350(i)(1), which requires each issuer to obtain shareholder approval prior to the issuance of certain designated securities except for certain exceptions.

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

         On March 17, 2000, we granted 882 of our employees (including certain directors and officers), employed by us as of December 31, 1999, stock options to purchase a total of 1,771,566 common shares at a price of Won 17,750 per share during the period beginning March 18, 2003 and ending March 17, 2008. We allocated the stock options based on employee seniority and position. The employees' exercise price per share was set at the minimum price permitted under the amendment of the working rules of the Korean Securities and Exchange Act, effective from March 15, 2000. Under the price formula currently in effect, the option price per share shall be the higher of (1) the average of (x) the weighted average of the closing prices of the common shares during a two-month period immediately preceding the option granting date, (y) the weighted average of the closing prices of the common shares during the one-month period immediately preceding the option granting date, and (z) the weighted average of closing prices of the common shares during the one week period immediately preceding the option granting date, and (2) the par value of the common shares.

         No stock options were granted at the shareholders' meetings held in 2001, 2002 and 2003.

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

         As of April 30, 2006, we have outstanding stock options to purchase a total of 22,586,481 common shares.

         STOCK OWNERSHIP ASSOCIATION

         An employee stock ownership association under the Employee Welfare Basic Law is an association formed by the employees of a corporation for the purpose of acquiring and managing stocks issued by such corporation. Only full-time employees and senior executive officers who are not members of the board of directors of a corporation may join the employee stock ownership association. Senior executive officers who are members of the board of directors (and elected by shareholders), shareholders of such corporation (excluding certain minority shareholders), and part-time workers are not qualified to become a member of the association. The right to become a member of the employee stock ownership association must be available to all full-time employees and the regulations governing the association must contain certain matters relating to the operation and management of the association.

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


ITEM 10. ADDITIONAL INFORMATION.

A.   SHARE CAPITAL

          On March 24, 2006, our shareholders approved a capital reduction to improve our financial structure. The capital reduction was completed on May 2, 2006, and as a result, our issued and outstanding shares changed to 231,676,506 common shares from 463,353,012 common shares and our paid-in capital changed to Won 1,158,382,530,000 from Won 2,316,756,060,000.

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

OBJECTIVES

         Article 2 of our Articles of Incorporation states our objectives as follows:

         o to play a leading role in the nation's efforts to accomplish a society of multimedia super-highway telecommunications industry by efficient performance of telecommunications business;

         o to establish and operate the nation's second basic communication service network, as a preparation against any national disaster or calamity, by establishing diversified communication channels and an automatic recovery system; and

         o to enhance the improvement of end users' convenience and public welfare.

GENERAL

         Currently, we are authorized to issue 700,000,000 shares of stock. Under our Articles of Incorporation, we are authorized to issue four classes of stock, which are registered common stock, registered preferred stock, registered convertible stock and registered redeemable stock. Our issued and outstanding shares are all registered common stock.

         As of June 13, 2006, and as a result of a recent capital reduction, we had a total of 231,676,506 shares issued and outstanding. All of the issued and outstanding shares are fully paid and non-assessable and are in registered form. We may issue additional shares without further shareholders' approval as provided in our Articles of Incorporation. The unissued shares remain authorized until an amendment to our Articles of Incorporation changes the status of the authorized shares to unauthorized shares. We can issue share certificates in denominations of up to 10,000 shares. Our common shares have a par value of Won 5,000 per share.

         NASDAQ Rule 4350(i)(1) requires each issuer to obtain shareholder approval prior to the issuance of certain designated securities except for certain exceptions. In lieu of such requirement, we follow the requirements under Korean law, which require shareholder approval, regardless of the purpose of the issuance, only if shares are issued at a price less than par value, or if all of the rights to subscribe the shares are not granted to all of its shareholders on a pro rata basis (other than issues to third parties permitted by our Articles of Incorporation). The shareholder approval must be obtained by a special resolution of a general meeting of shareholders, that is, approval by the holders of at least two-thirds of the voting shares present or represented at the general meeting of shareholders, where the affirmative votes also represent at least one-third of the company's total voting shares then issued and outstanding. Other than the foregoing, except as stated in our Articles of Incorporation, shareholder resolution is not required for issuance of shares.

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

PREEMPTIVE RIGHTS AND ISSUANCE OF ADDITIONAL SHARES

         We may issue authorized but unissued shares at the times and, unless otherwise provided in the Korean Commercial Code, on such terms as our board of directors may determine. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders' register as of the relevant record date.

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

         We must give public notice of preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. We will notify shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe by the deadline, the shareholder's preemptive rights will lapse. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised and fractional shares.

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

GENERAL MEETING OF SHAREHOLDERS

         We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

         o as necessary;

         o at the request of holders of an aggregate of 3% or more of our outstanding shares;

         o at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares for at least six months; or

         o at the request of our audit committee.

         We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks prior to the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing not less than two notices in each of the two daily newspapers published in Seoul, Korea such as "The Seoul Shinmun" and "Maeil Economic Daily Newspaper," at least two weeks in advance of the meeting. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at the meeting.

         Our shareholders' meetings are held in Seoul, Korea.

         NASDAQ Rule 4350(f) requires each issuer to specify in its by-laws the quorum for any meeting of the holders of common stock, which quorum is no less than 33 1/3 percent of the outstanding shares of the company's common voting stock. In lieu of such requirement, we follow the requirements under Korean law, which does not specify quorum requirements for convening a meeting of shareholders, but specifies certain minimum requirements with respect to the number of affirmative votes that must be case in order to adopt a resolution.

VOTING RIGHTS

         Holders of our shares are entitled to one vote for each share. However, shares held by us (i.e., treasury shares) or by any corporate entity in which we have, directly or indirectly, greater than a 10% interest, do not exercise voting rights. In addition, any shareholders having special interest may not exercise their voting rights at the general meeting of shareholders. The Korean

Commercial Code permits cumulative voting pursuant to which each share entitles the holder thereof to multiple voting rights equal to the number of directors to be elected at such time. A holder of shares may exercise all voting rights with respect to his or her shares cumulatively to elect one director, unless the Articles of Incorporation provide otherwise. However, our Articles of Incorporation do not provide for cumulative voting.

         Our shareholders may adopt resolutions by an affirmative vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Korean Commercial Code and our Articles of Incorporation, the following matters require approval by the holders of at least two-thirds of the voting shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total voting shares then issued and outstanding:

         o amending our Articles of Incorporation;

         o removing a director;

         o effecting a capital reduction;

         o effecting any dissolution, merger or consolidation with respect to us;

         o transferring all or any significant part of our business;

         o the acquisition of all of the business of any other company;

         o the acquisition of a part of the business of any other company, which significantly affects our business;

         o lease of entire business, delegation of business operations, or the execution, modification or cancellation of agreements from which profit/losses shall affect both parties;

         o issuing new shares at a price below par value; or

         o any other matters for which a resolution is required under relevant laws and regulations.

         We follow the practices described above which are consistent with the requirements under Korean law in lieu of NASDAQ Rule 4350(i)(3), 4350(i)(4) and 4350(i)(5), which provide for the determination of issued and outstanding shares for the purpose of determining quorum and exercise of voting rights.

         Shareholders may exercise their voting rights by proxy. Under our Articles of Incorporation, the person exercising the proxy does not have to be a shareholder. A person with a proxy must present a document evidencing its power of attorney in order to exercise such voting rights. In lieu of NASDAQ Rule 4350(g), which requires each issuer to solicit proxies and provide proxy statements for all meetings of shareholders, however, we follow the requirements under Korean law which does not obligate us to solicit proxy and provide proxy statements for all meetings of shareholders.

         Holders of ADRs exercise their voting rights through the ADR depositary. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the depositary as to how to vote the shares underlying their ADSs.

         The Korean Commercial Code provides that shareholders may adopt resolutions by a majority vote of voting shares present or represented at the general meeting of shareholders, where the affirmative votes also represent at least one-quarter of the company's total voting shares then issued and outstanding. Thus, our Articles of Incorporation are not in conflict with the above Korean Commercial Code requirements.

RIGHTS OF DISSENTING SHAREHOLDERS

         In some limited circumstances, including the transfer of all or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the applicable general meeting of shareholders. Within 20 days after the relevant resolution is passed, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months after the expiration of the 20-day period. The purchase price for the shares is required to be determined through negotiations between the dissenting shareholders and us. If an agreement on the purchase price for the shares is not made within 30 days from the date of our receipt of the dissenting shareholders' request, we or such dissenting shareholder may request a court in Korea to determine the purchase price. Holders of ADSs will not be able to exercise dissenter's rights unless they withdraw the underlying common shares and become our direct shareholders.

REGISTER OF SHAREHOLDERS AND RECORD DATES

         Our transfer agent maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of shares on the register of shareholders on presentation of the share certificates.

         The record date for annual dividends is December 31 of each year. For the purpose of determining shareholders entitled to annual dividends, the register of shareholders may be closed for the period from the day after the record date to the next annual general meeting of shareholders. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks' public notice, set a record date and/or close the register of shareholders for not more than three months. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

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

TRANSFER OF SHARES

         Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders' rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal or specimen signature with our transfer agent. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirement does not apply to the holders of ADSs.

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

EFFECT OF KOREAN LAW

         For a description of the effect of relevant Korean laws applicable to us, see "Item 4.B. Business Overview--Korean Telecommunications Laws and Regulations," "Item 10.D. Exchange Controls" and "Item 10.E. Taxation--Korean Tax Considerations."

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

         Under the amended reorganization plan which was approved by Thrunet's creditors committee, interested parties' meeting and the bankruptcy court, Thrunet reduced its capital and as a result, we acquired 96.22% of Thrunet's outstanding common shares. The Thrunet acquisition agreement requires 50% of the shares to be acquired by us to be locked up for a one-year period in an account with the Korea Securities Depository.

         The agreement provided for limited indemnification. We are not able to claim any damages from Thrunet, the reorganization court or the lead manager for the Thrunet acquisition transaction.

         INVESTMENT AGREEMENT BETWEEN HANAROTELECOM AND AN INVESTMENT CONSORTIUM LED BY AIG, NEWBRIDGE AND TVG

         On September 9, 2003, we entered into an Investment Agreement with AIF II NT, Ltd., AIG Asian Opportunity Fund L.P. (which later assigned its rights and obligations under the Investment Agreement to AOF NT, Ltd.) and Newbridge Asia HT, L.P., referred to as the sponsors below, providing for, among other things, the issuance by us and purchase by the sponsors, together with co-investors designated by the sponsors (together, referred to as the "investors"), of an aggregate of 182,812,500 common shares of hanarotelecom at a purchase price of Won 3,200 per share having an aggregate value of Won 585 billion. The Investment Agreement provides that we will not take certain significant corporate actions without the consent of the investors so long as the investors, together with their affiliates, continue to hold an aggregate of 15% or more of our outstanding common shares. In connection with the Investment Agreement, we entered into an Investors' Rights Agreement with the investors and a Management Rights Agreement with certain of the investors, each dated as of November 18, 2003. A summary of each such agreement is set forth below.

         INVESTORS' RIGHTS AGREEMENT

         Pursuant to the Investors' Rights Agreement, we have provided certain registration rights to the investors with respect to the shares, in which they invested. We have agreed to file with the SEC a shelf registration statement on Form F-3 covering resales of those shares by the holders thereof within 90 days after the written request of the investors' representative (made not less than 360 days after November 18, 2003). We are not required to effect and complete more than three such shelf registration statements. In addition, the holders have certain rights to "piggyback" on other registration statements relating to our common shares and the right to cause us to effect up to six demand registrations pursuant to the terms of the Investors' Rights Agreement. The term of this agreement terminates upon the earlier of (1) the sixth anniversary of November 18, 2003 or (2) the date as of which all of the registrable securities have been sold pursuant to a registration statement or the holders are permitted to sell their registrable securities under Rule 144(k) under the Securities Act.

         MANAGEMENT RIGHTS AGREEMENT

         Pursuant to the Management Rights Agreement, we have granted to certain of the investors or their affiliates, certain management rights in hanarotelecom so long as such investor owns any shares, in which they invested, including the right to make proposals, recommendations and suggestions to our board of directors, the right to discuss our and our subsidiaries' business and affairs with our board of directors, officers and independent accountants, the right to examine our books, records and documents as may be reasonably requested and the right to be informed in advance with respect to any significant corporate actions.

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

         Redemption. We will make an offer to redeem all outstanding securities at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and applicable Korean taxes, in the event that a change of control of hanarotelecom and subsequent reduction in rating with respect to the securities occurs after November 13, 2008, or after the cancellation of hanarotelecom's senior secured credit facility agreement with various financial institutions. hanarotelecom is not required to redeem outstanding securities under the above conditions if a third party offers to redeem all outstanding securities at the same or a higher redemption price.

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

         Events of Default. Events of default under the indenture include, among other things: (1) defaults in the payment of principal or any installment of interest; (2) default in the compliance with covenants contained in the indenture; (3) default on an aggregate outstanding principal amount of $10 million or more of other indebtedness; (4) reduction in rating in connection with a merger transaction that occurs after November 13, 2008, or after the cancellation of hanarotelecom's senior secured credit facility agreement with various financial institutions; (5) a governmental finding of hanarotelecom's bankruptcy or insolvency; and (6) hanarotelecom's voluntary commencement of a case of bankruptcy or insolvency.

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

         SECURED CREDIT FACILITY AGREEMENT

         On April 21, 2005, we entered into a secured credit facility agreement with a number of financial institutions, with The Korea Development Bank acting as paying agent and security agent. Under this agreement, the lenders provided to us four credit facilities that consist of the following:

         o a U.S. dollar denominated term loan facility in an aggregate amount equal to U.S. $201,809,520, referred to as the "Facility A Loan" below,

         o a Korean Won denominated term loan facility in the aggregate amount equal to Won 250,047,620,000, referred to as the "Facility B1
           Loan" below,

         o a U.S. dollar denominated term loan facility in the aggregate amount equal to U.S. $208,142,860, referred to as the "Facility B2
           Loan" below, and

         o a revolving credit facility in the aggregate amount equal to Won 60,000,000,000, referred to as the "Facility C Loan" below.

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

         Change of Control. The agreement provides that upon the occurrence of a "change of control triggering event," we will be required to repay the full amount of the outstanding loan and cancel the lender's obligations under the facilities. For the purposes of the agreement, a "change of control triggering event" means the occurrence of both a change of control and a reduction in the rating with respect to our debt securities or, in the event that our debt securities cease to be outstanding or rated, our company rating. A change of control means the consummation of any transaction in which any person or group other than AIG Investors, the Newbridge Investor, TVD Ltd. or any other company or partnership that is directly or indirectly controlled by American International Group, Inc., Newbridge Capital, Inc. or TVG Ltd. is or becomes the beneficial owner of more than 45% of our voting stock.

         Voluntary Cancellation. Subject to certain conditions, we may cancel a lender's available commitments with respect to a facility, in whole or in part. The minimum amount we may cancel is Won 25 billion or the equivalent amount.

         Voluntary Prepayments. Subject to some conditions, we are permitted to prepay all or a part of the loans and the amount prepaid is applied pro rata towards prepayment of the loans in the following order:

         o First, towards prepayment of outstanding amounts under the Facility B1 Loan and Facility B2 Loan on a pro rata basis according to their respective outstanding amounts,

         o Second, towards prepayment of outstanding amounts under the Facility A Loan, and

         o Finally, towards prepayment of outstanding amounts under the Facility C Loan.

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

                                                              BASE RATE                    MARGIN(1)
                                                   ------------------------------       ----------------
Facility A Loan................................             3-month LIBOR                     1.850%
                                                   3-year A+-rated corporate bond
Facility B1 Loan...............................               base rate                       2.050%
Facility B2 Loan...............................             3-month LIBOR                     2.050%
Facility C Loan................................          91-day CD base rate                  2.075%

---------------------------

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

         Exclusive use and provision of services. We have agreed to obtain the services only through CelrunTV for five years from the date of the agreement unless Celrun Co., Ltd.'s stake in CelrunTV becomes less than 10%. Celrun Co., Ltd. will be the exclusive supplier of set-top boxes for two years if it can supply them at the lowest unit price compared to other suppliers and will not discontinue supplying set-top boxes or after-sale services as long as we or CelrunTV provide the services.

D.   EXCHANGE CONTROLS

GENERAL

         The Korean Foreign Exchange Transaction Law and the Presidential Decree and regulations under such Act and Decree (collectively, the "Foreign Exchange Transaction Laws") regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the MOFE. The FSC has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities.

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

REPORTING REQUIREMENTS FOR HOLDERS OF SUBSTANTIAL INTERESTS

         Any person whose direct or beneficial ownership of shares (whether in the form of shares or ADSs), certificates representing the right to subscribe for shares and certain equity-related debt securities, such as convertible bonds and bonds with warrants (collectively, the "Equity Securities"), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with such person that account for 5% or more of the total outstanding Equity Securities, is required to report the status and purpose (in terms of whether the purpose of shareholding is to affect control over management of the issuer) of such holding to the FSC and the KRX within five business days after reaching the 5% ownership interest threshold. In addition, any change (1) in the ownership interest subsequent to such report which equals or exceeds 1% of the total outstanding Equity Securities, or (2) in the shareholding purpose, is required to be reported to the FSC and the KRX within five business days from the date of such change. However, the reporting deadline of such reporting requirement is extended for institutional investors who hold shares for purposes other than management control to the tenth day of the month immediately following the month in which the shares were acquired or the shareholdings were otherwise changed. Those who report that the purpose of their shareholding is to affect control over management of the issuer are prohibited from exercising their voting rights and acquiring additional shares for five days subsequent to the report under the recently amended Korean Securities and Exchange Act.

         Violation of these reporting requirements may subject a person to criminal sanctions, such as fines or imprisonment, and may result in a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the FSC may issue an order to dispose of such non-reported Equity Securities.

RESTRICTIONS APPLICABLE TO ADSS

         No Korean governmental approval is necessary for the sale and purchase of ADSs in the secondary market outside Korea or for the withdrawal of shares underlying ADSs and the delivery inside Korea of shares in connection with such withdrawal, provided that a foreigner who intends to acquire such shares must obtain an Investment Registration Card from the Financial Supervisory Service as described below. The acquisition of such shares by a foreigner must be reported immediately by the foreigner or his standing proxy in Korea to the Governor of the Financial Supervisory Service (the "Governor").

         Persons who have acquired shares as a result of the withdrawal of shares underlying the ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further governmental approval.

RESTRICTIONS APPLICABLE TO SHARES

         As a result of amendments to the Foreign Exchange Transaction Laws and FSC regulations (together, the "Investment Rules") adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with certain exceptions and subject to certain procedural requirements, in all shares of Korean companies, whether listed on the KRX Stock Market or the KRX KOSDAQ Market, unless prohibited by specific laws. Foreign investors may trade shares listed on the KRX Stock Market or the KRX KOSDAQ Market only through the KRX Stock Market or the KRX KOSDAQ Market, except in limited circumstances, including:

         o odd-lot trading of shares;

         o acquisition of shares by exercise of warrant, conversion right under equity-linked securities or withdrawal right under depositary receipts issued outside of Korea by a Korean company ("Converted Shares");

         o acquisition of shares by foreign companies as a result of merger;

         o acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders' rights, including preemptive rights or rights to participate in free distributions and receive dividends;

         o acquisition of shares offered and subscribed overseas for listing on foreign securities exchanges;

         o over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded;

         o acquisition of underlying shares by an overseas depositary in relation to the issuance of depositary receipts;

         o disposition of shares through the exercise of dissenting shareholder's appraisal right;

         o acquisition of shares by direct investment pursuant to the Foreign Investment Promotion Act and disposition of shares so acquired;

         o acquisition or disposition of shares through a tender offer; and

         o acquisition or disposition of shares through the electronic over-the-counter market brokerage companies.

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

         Upon a foreign investor's purchase of shares through the KRX Stock Market or the KRX KOSDAQ Market, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor's acquisition or sale of shares outside the KRX Stock Market (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the KRX Stock Market or the KRX KOSDAQ Market, in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor by the securities company engaged to facilitate such transaction. A foreign investor must appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), asset management companies, internationally recognized foreign custodians, the entity licensed to be engaged in futures transaction business under Korean Futures Transaction Law, and securities companies (including domestic branches of foreign securities companies) which have obtained a license to act as a standing proxy to exercise shareholders' right, place an order to sell or purchase shares or perform any matter related to the foregoing activities if the foreign investor does not perform these activities himself. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor in cases deemed inevitable by reason of conflict between laws of Korea and the home country of such foreign investor.

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

         Dividends on shares are paid in Won. No governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any such shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any such shares held by a nonresident of Korea must be deposited either in a Won account with the investor's securities company or his Won account. Funds in the investor's Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive right.

         Securities companies (including domestic branches of foreign securities companies) in Korea are allowed to open foreign currency accounts and Won accounts with foreign exchange banks exclusively for accommodating foreign investors' stock investments in Korea. Through such accounts, these securities companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without such investors having to open their own accounts with foreign exchange banks.

E.   TAXATION

KOREAN TAX CONSIDERATIONS

         The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor, and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

         DIVIDENDS ON THE SHARES OR ADSS

         We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the tax treaty between the United States and Korea and you are the "beneficial owner" of a dividend, a reduced withholding tax rate of 11% or 16.5%, including local surtax, generally will apply. If you are a beneficial owner of ADSs, you will generally be entitled to benefits under the tax treaty between the United States and Korea if you:

         o are an individual U.S. resident, a U.S. corporation or a partnership or trust to the extent your income is subject to taxation in the United States as the income of a U.S. resident;

         o are not also a resident of Korea for purposes of the tax treaty between the United States and Korea;

         o are not subject to any anti-treaty shopping article that applies in limited circumstances; and

         o do not hold ADSs in connection with the conduct of business in Korea through a permanent establishment or the performance of independent personal services in Korea through a fixed base.

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

U.S. FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion describes the material U.S. federal income tax considerations that may be relevant to a holder of our common shares or ADSs that is a U.S. Holder (as defined below) with respect to the receipt of distributions on, and the disposition of, common shares or ADSs. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions (all as of the date hereof and all of which are subject to change, possibly with retroactive effect, and different interpretations). Except as specifically set forth herein, this discussion deals only with common shares and ADSs held by a U.S. Holder as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all of the tax consequences that may be relevant to prospective purchasers of common shares or ADSs in light of their particular circumstances or to persons subject to special tax rules, such as insurance companies, banks, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or foreign currencies, traders that elect to use a mark-to-market method of accounting for their securities holdings, tax-exempt investors, persons holding common shares or ADSs as a position in a "straddle," as a part of a short-sale, or as part of a hedging, conversion or other integrated transaction, persons owning, directly, indirectly or constructively, 10% or more of the voting stock of hanarotelecom or persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar. U.S. Holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations as well as to any additional tax consequences of purchasing, holding or disposing of common shares or ADSs, including the applicability and effect of the tax laws of any state, local or foreign jurisdiction.

         As used in this section, the term "U.S. Holder" means a beneficial owner of a common share or ADS who or that is for U.S. federal income tax purposes (1) a citizen or individual resident of the United States, (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state or political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

         Special adverse U.S. federal income tax rules apply if a U.S. Holder holds common shares or ADSs of a company that is treated as a "passive foreign investment company," a "foreign personal holding company" (for 2004 and earlier years) or a "controlled foreign corporation" for any taxable year during which the U.S. Holder held common shares or ADSs. We believe that we are not and will not become a "passive foreign investment company," a "foreign personal holding company" (for 2004 and earlier years) or a "controlled foreign corporation" for U.S. federal income tax purposes.

         In general, for U.S. federal income tax purposes, U.S. Holders of ADRs evidencing ADSs will be treated as the owners of the common shares represented by the ADSs.

         CASH DISTRIBUTIONS

         To the extent that a distribution on common shares or ADSs is paid to a U.S. Holder out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distribution will be includible in the U.S. Holder's gross income as foreign source dividend income in an amount equal to the U.S. dollar value of such distribution (without reduction for any applicable foreign withholding tax). A corporate U.S. Holder will not be entitled to a dividends received deduction with respect to distributions on common shares or ADSs by hanarotelecom.

         Therefore, in the event that any Korean tax is withheld from a distribution on common shares or ADSs, a U.S. Holder generally will be required to report gross income in an amount greater than the cash received. However, subject to certain conditions and limitations (including certain minimum holding period requirements), the U.S. dollar value of the Korean income taxes, if any, withheld from a distribution to a U.S. Holder on the common shares or ADSs may be claimed as a credit against the U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of Korean income taxes withheld in a taxable year, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. Dividends on common shares or ADSs generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, dividends generally will be "passive category income" or "general category income" for purposes of computing the foreign tax credit allowable to a U.S. Holder. Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

         To the extent that the amount of any distribution on the common shares or ADSs exceeds the current and accumulated earnings and profits of hanarotelecom (as determined for U.S. federal income tax purposes), a U.S. Holder's pro rata share of such excess amount would be treated first as a nontaxable return of capital that would be applied against and would reduce the U.S. Holder's tax basis in its common shares or ADSs (but not below zero), and then as capital gain. Distributions in excess of our current and accumulated earnings and profits (as determined for U.S.

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

         SALE OF COMMON SHARES AND ADSS

         A U.S. Holder generally will recognize gain or loss upon a sale or other disposition of common shares or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or other disposition and the U.S. Holder's adjusted tax basis in the common shares or ADSs. Such gain or loss generally will be capital gain or loss and, in the case of certain non-corporate U.S. Holders, may be subject to U.S. federal income tax at a preferential rate where the U.S. Holder's holding period exceeds one year. Any gain or loss recognized by a U.S. Holder on a sale or other disposition of common shares or ADSs generally will be treated as

United States source gain or loss for foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses in respect of common shares and ADSs is subject to limitations.

         SECURITIES TAX

         Holders should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although U.S. Holders may be entitled to deduct such taxes, subject to applicable limitations under the Code.

         BACKUP WITHHOLDING

         "Backup" withholding and information reporting requirements may apply to payments made within the United States of dividends on common shares or ADSs and to certain payments of proceeds of a sale or redemption of a common share or ADS paid to a U.S. Holder. hanarotelecom, our agent, a broker, the Trustee or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a current rate of 28% (subject to reduction in future years) of such payment if the U.S. Holder fails to furnish the U.S. Holder's taxpayer identification number, to certify that such U.S. Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. If a U.S. Holder is required to and does not provide a correct taxpayer identification number, the U.S. Holder may be subject to penalties imposed by the IRS. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability or refundable to the extent it exceeds such liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

         ESTATE AND GIFT TAX

         As discussed in "--Korean Tax Considerations--Inheritance Tax and Gift Tax," Korea may impose an estate tax on a descendent who owns our common shares (and possibly ADSs), even if the descendent is a non-resident. Subject to certain conditions and limitations, the amount of any inheritance tax paid to Korea may be eligible for credit against the amount of U.S. federal estate tax imposed on the estate of a U.S. Holder. The Korean gift tax generally will not be treated as a creditable foreign tax for U.S. tax purposes. Prospective purchasers should consult their personal tax advisors regarding the consequences of the imposition of the Korean inheritance or gift tax.

F.   DIVIDENDS AND PAYING AGENTS

                  Not applicable.

G.   STATEMENT BY EXPERTS

                  Not applicable.

H.   DOCUMENTS ON DISPLAY

         We file periodic reports and other information with the SEC. You may read and copy any document that we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices. Please call the SEC at 1-800-732-0330 for further information on the operation of its public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Some of this information may also be found on our website at http://www.hanaro.com.

         You may request a copy of these filings, at no cost, by writing or telephoning us at Asia One Building, 17-7 Yeoido-dong, Yeongdeungpo-gu, Seoul, Korea, 150-874, Attention: Investor Relations Team, telephone number: (+82-2) 6266-4629.

I. SUBSIDIARY INFORMATION.

         Please refer to discussion under "Item 4.C.  Organizational Structure."

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

                                         By: /s/ Janice Lee
                                         Name:   Janice Lee
                                         Title:  Senior Executive Vice President
                                                 and Chief Financial Officer

Date: August 10, 2006

                                  EXHIBIT INDEX

   EXHIBITS                           DESCRIPTION
-------------   ----------------------------------------------------------------


    12.1. Section 302 Certification of Chief Executive Officer pursuant to Rule 13a-14(a)

    12.2. Section 302 Certification of Chief Financial Officer pursuant to Rule 13a-14(a)